175 YEARS
Celebrating Life

PRUDENTIAL



Celebrating life

HK Stock Code: 2378

Prudential plc
Annual Report 2022

We help people get the most out of life

Why we exist

Our markets in Asia and Africa typically have substantial savings and protection gaps, fuelling demand for our products.

The difference we make

Customers are at the heart of everything we do. We help our customers by making healthcare affordable and accessible and by promoting financial inclusion. We protect our customers' wealth, help them grow their assets, and empower them to save for their goals.

Adding value over the long term

We are confident that our clear and focused strategy, coupled with our proven execution ability, leaves us well placed to continue to deliver value for our shareholders and all our stakeholders over the long term.



Contents



Our operations

READ MORE 16 >



Our financial performance

READ MORE 34 >



Our risk profile

READ MORE 48 >

The Directors' Report of Prudential plc for the year ended 31 December 2022 is set out on pages 4 to 5, 178 to 225 and 404 to 450, and includes the sections of the Annual Report referred to in these pages.

Celebrating life

This year, we are proud to celebrate Prudential's 175th anniversary, including 100 years in Asia. During this time, Prudential has helped generations of families get the most out of life, from industrial workers in 19th century Britain to people in Asia and Africa confronting the health and economic challenges of the Covid-19 pandemic.

While Prudential has changed significantly since 1848, notably with the demergers of M&G plc and Jackson to focus solely on Asia and Africa, our founding principles of integrity, security and prudence still guide us in providing long-term security for our customers and building social and economic value in our communities.


PRUDENTIAL-MUTUAL-ASSURANCE-INVESTMENT-AND-LOAN-ASSOCIATION

1848

The Prudential Mutual Assurance, Investment and Loan Association is founded in London


PRUDENTIAL
ASSURANCE COMPANY
Holborn Bars London

1854

Prudential opens its Industrial Department, selling insurance to the working classes for premiums of a penny

1871

Prudential becomes one of the first companies in the City of London to employ women



1912

Prudential plays a major role in the British government's new National Insurance programme, running four Approved Societies and providing supplementary policies to members

1923

Prudential enters Asia, opening its first overseas life branch in India



1982

Prudential Portfolio Managers (PPM) is set up to manage investments for the Prudential Group and external customers

1994

Prudential Corporation Asia is formed in Hong Kong as a regional head office to expand operations in Asia


PRUDENTIAL



Prudential becomes the first UK life insurer to enter the Chinese Mainland market through its joint venture with CITIC Group

2000

2011

Non-profit entity the Prudence Foundation is incorporated in Hong Kong, to run regional community investment programmes


PRUDENCE
FOUNDATION


PRUDENTIAL

Prudential acquires businesses in Ghana and Kenya, marking its entry into the fast-growing African life insurance industry

2014

2018

Eastspring signs the United Nations-supported Principles for Responsible Investment (PRI), the world's leading proponent of responsible investment



Pulse by Prudential, an AI-powered mobile health app, is launched in Asia

2019

2021

Prudential plc becomes fully dedicated to Asia and Africa following the completion of restructuring. Prudential shares are issued on the Hong Kong Stock Exchange


HKEX
Congratulations!

Prudential plc shares are included for the Shenzhen-Hong Kong Stock Connect Programme and are included in the Hang Seng Composite Index (HSCI). From March 2023 Prudential plc shares are included in the Shanghai-Hong Kong Stock Connect programme.

2022



> *Our focus is on executing well to take advantage of the opportunities ahead to create long term, sustainable value.*

2023 marks 100 years since we began our first operations in Asia, and 175 years since Prudential was founded. No company survives that long without constantly adapting to suit the times and the needs of its customers. The last three years in particular have seen the most substantial period of structural change in the company's history. We have undertaken this transformation because we believe it enables Prudential to be a better partner to our customers, our people, our communities and wider stakeholders, and to create better value for our shareholders. Change is not easy, and I remain hugely impressed by, and grateful for, the professionalism, resilience, and innovation of our people in undertaking this change while delivering day by day for our customers and creating long term value for our shareholders.

In 2022, Prudential delivered a resilient financial performance while the pace of our transformation continued. We faced a challenging external environment, with continued macroeconomic and geopolitical headwinds, some, such as higher food and energy prices exacerbated by the war in Ukraine, others by longer-term dynamics and emerging trends. There are important differentiating factors between our markets in Asia and Africa, but generally inflation continues to put pressure on the cost-of-living for individuals and families. While in many parts of the world, Covid-19 moved from a pandemic to an endemic, the long-term effects on public finances, social safety nets, and individual and family physical, mental and financial well-being will be felt long after the pandemic abates.

We took a number of steps to respond to these challenges. We continued to design and tailor new products to better serve our customers, working with our agents and bancassurance partners. We invested in and further harnessed digital technology to improve customer experiences and the effectiveness of our distribution and to promote wider financial inclusion. We have continued to work to equip our people with the appropriate skills and to support their well-being to ensure our culture celebrates diversity and assures inclusion.

As the strategic and operating review sets out in detail, the advantage of our business model – with its geographic, channel and product diversification – is reflected in the resilience of our performance in 2022. We were pleased to see the removal of the bulk of Covid restrictions and the progressive opening up of the economy of the Chinese Mainland. We believe this will have a positive impact on growth in China, the wider Asian region and globally.

During 2022, the disruption of Covid-19 alongside economic and market challenges did, nonetheless, affect reported new business profit[1] and also led to volatility in shareholder returns. Sharp increases in interest rates in many markets and lower bond and equity market values negatively impacted IFRS profit after tax and embedded value. However, our adjusted operating profit[2] grew by 8 per cent[3] in the period, demonstrating the creditable underlying development of our business.

The Board has approved a 2022 second interim cash dividend of 13.04 cents per share (2021: 11.86 cents per share). Combined with the first interim cash dividend of 5.74 cents per share (2021: 5.37 cents per share), the Group's total 2022 cash dividend is 18.78 cents per share (2021: 17.23 cents per share), an increase of nine per cent.

Despite the volatility in 2022, the events of the last few years have reinforced the long-term rationale behind our recent strategic transformation and the purpose that sits at the heart of Prudential, to help our customers to get the most out of life. This purpose is well aligned with the long-term public policy priorities in our chosen markets in Asia and Africa: providing products and services to help to close health, protection and savings gaps where social safety nets vary considerably; helping to respond to long-term demographic changes; and supporting a just and inclusive transition in emerging markets in the face of climate change.

Chief Executive Officer succession

It was with this purpose, strategy and long-term growth opportunities in mind that the Board undertook an extensive search for Prudential's new Chief Executive Officer, with clarity about the attributes we were looking for in the leader of Prudential's next stage as an exclusively Asia and Africa-focussed company. In particular, the Board sought an

individual with a deep understanding of, and operating experience in insurance across our key Asian markets and the skills to lead and develop a customer-centric, performance-driven culture. Given the significance of the decision to the future success of the Group, the Board conducted a rigorous selection process involving all Non-executive Board members. Further details on the process are set out in the Governance report on pages 176 to 225.

We were delighted to announce in May 2022 the appointment of Anil Wadhwani as Chief Executive Officer. Anil is a global financial services leader with over 30 years' experience, almost all of it in Asia. He has a strong track record of creating and driving a culture of performance and success, and digital experience, most recently driving the modernisation of technology platforms across Asia. He joined the company as Chief Executive Officer on 25 February 2023.

The Board is immensely grateful for the way in which Mark FitzPatrick led Prudential as interim Chief Executive Officer. Mark has made a vital contribution to Prudential in the execution of two demergers as Chief Financial Officer and Chief Operating Officer and, in his time as interim Chief Executive Officer, in successfully completing Prudential's restructuring, moving senior management to Asia, implementing a new structure for the Group Executive Committee, and focusing with our wider leadership teams on our operational delivery. He has helped ensure that Anil arrived against a backdrop of resilient performance and momentum, with a franchise and platform that can grow to achieve its full potential.

The Board

We have worked in my time as Chair to ensure Prudential's Board reflects the transformation of the Group, the markets in which we operate and the expertise in areas that will help shape the future success of the company. This year saw further progress in our transition from being the board of a financial holding company of businesses around the world, to the board of an operating company working exclusively in Asia and Africa. We have taken a considered approach to this transition and its accompanying requirement to change our mindset, culture and expertise.

I have been very pleased to welcome two new members to the Board, Arijit Basu who joined in September 2022, and Dr. Claudia Suessmuth Dyckerhoff, who joined in January 2023. They bring extensive knowledge and experience of insurance, health and technology, as well as market experience in China and India. In the course of 2022, we announced that Philip Remnant, who joined the Board in 2013, and Tom Watjen, who joined in 2017, will step down at the end of the 2023 AGM in May. I am very grateful to both Philip and Tom for their invaluable service to Prudential during a historic period of change, and to Philip in his role as the Senior Independent Director. I am grateful for shareholders' approval for the exceptional extension of Philip in the role last year, providing essential support to me as Chair and continuity at a time of further Board changes. I am very pleased Jeremy Anderson has agreed to succeed Philip as Senior Independent Director. Alongside these changes, we updated the Board's Committee memberships, with Chua Sock Koong becoming Chair of the Remuneration Committee and George Sartorel the Chair of the Responsibility and Sustainability Working Group (RSWG). More details are set out in the Governance section of this report.

The Board's agenda, ways of working and culture have also needed to reflect the changed focus and footprint of the company. We benefitted over the course of the year from the gradual easing of travel restrictions and could engage far more in-person within the Board, and with our leadership teams, employees and key stakeholders across our markets. We have become closer to our key markets through in depth sessions, and focused on the core enabling drivers of our strategy, from distribution channels to technology and, critically, our people.

Climate, people and communities

Prudential's ability to generate shareholder returns is inextricably linked to our creation of social value and our alignment with national priorities for the protection of people in our markets. Underpinning our purpose, our commitments on sustainability, customers, people and community are an integral part of our culture, our strategy and our business performance, and not just a part of a separate ESG strategy. Reflecting the importance of these areas to us as a business, during the year we changed the Terms of Reference of the RSWG to focus on customers and digital in addition to its existing remit on people, culture and communities.

Alongside our specific climate change policies and commitments, we have made progress across these closely connected areas and continue to embed our policies and processes, including the ESG strategy we set out in 2021, across the company. Our approach and the actions we have taken on ESG are detailed in our 2022 ESG Report on pages 66 to 168. This includes the important initiatives the Prudence Foundation has delivered providing financial literacy education and helping to build resilience around climate, health and safety.

We have drawn attention to the steps needed to support a just and inclusive transition necessary across our markets. This approach recognises and respects the fact that the markets in which we operate have contributed less overall to the stock of carbon emissions historically, are often more dependent on fossil fuels to continue to develop their economies, have fewer resources in general to manage the effects of climate change, and are more likely to be affected by its impact. In October 2022, we set out in a white paper the case for a just and inclusive transition, its place in meeting the Paris Agreement, and areas where further actions are required, both from ourselves and the wider market. We look forward to working with stakeholders across our markets on the urgent progress needed.

Looking ahead

Prudential's transformation has created exciting opportunities. Notwithstanding the complex external environment, our chosen markets in Asia and Africa are fundamentally attractive and we expect strong, growing demand for our products and services given their long-term trends and requirements. With diversification across high growth and high potential markets, we are investing to have better insight into our customers and meet their needs, enhancing our multi-channel distribution capabilities, and embedding technology to enhance the experience and delivery of our products and services.

With our leadership and operating geographies now fully aligned, we believe we have created a company with high growth potential and our focus is on executing well to take advantage of the opportunities ahead to create long term, sustainable value.

Thank you all for your support.



Shriti Vadera
Chair

Notes

1 New business profit, on a post-tax basis, on business sold in the period, calculated in accordance with EEV Principles.

2 'Adjusted operating profit' refers to adjusted IFRS operating profit based on longer-term investment returns from continuing operations and is stated after excluding the effect of short-term fluctuations in investment returns against long-term assumptions and other corporate transactions. This alternative performance measure is reconciled to IFRS profit for the period of $1,007 million (2021: $2,214 million) in note B1.1 of the IFRS financial results.

3 On a constant exchange rate basis.

What we offer investors

Prudential has a high-quality, diversified portfolio in Asia and Africa, supported by a leading multi-channel distribution platform and is well placed to continue to deliver value for our shareholders and all our stakeholders.

Applying our strengths

Business model aligned to structural growth drivers

READ MORE **PAGES 16** TO **31** ›

Our businesses are diversified across Asia and Africa, with circa 50 per cent of our APE sales and new business profit generated from South-east Asia

READ MORE **PAGES 16** TO **31** ›

Our modern multi-channel and integrated distribution network comprise agency and bancassurance partnerships with a digital platform

READ MORE **PAGES 16** TO **31** ›

We offer adaptable, innovative and consumer-centric products addressing the diverse needs of our customers

READ MORE **PAGES 16** TO **31** ›

Our leading Asia-based asset manager, Eastspring, has $221.4 billion assets under management or advice

READ MORE **PAGES 29** TO **30** ›

Our long-term opportunities

Expect to deliver long-term growth outperformance

Sustainable growth in operating capital generation

Focus on high return savings and protection products



There are substantial and unmet consumer needs in our markets that are set to continue in the long term, and provide significant opportunity for growth and value creation.

2.8%
Low penetration[1]

Asia's health and protection gap is estimated at
$1.8 trillion[2]

40%
Asia's contribution to global GDP growth[3]

+1.5 billion
Growing middle class[4]



Delivering a distinctive shareholder proposition

We believe that our strategy and execution ability will help support our ambition to achieve the following:

Ambition for growth rates of new business profit to substantially exceed GDP growth in the markets in which Prudential operates

Ambition for long-term double-digit growth in embedded value per share

Ambition to fund further profitable compounding growth and high risk-adjusted returns for shareholders

Notes
1 Source: Swiss Re. Penetration defined as life insurance premiums as a percentage of GDP.
2 Source: Swiss Re. The health protection gap in Asia: A modelled exposure of USD 1.8 trillion. October 2018. Health protection gap defined as the shortfall to adequately finance current and expected health expenditures.
3 Source: IMF. Between 2022 and 2027. Prudential's Asia footprint.
4 Increase in the middle-class population in Asia Pacific between 2020 and 2030.

Group overview
Strategic report
Governance
Directors' remuneration report
Financial statements
European Embedded Value (EEV) basis results
Additional information

Strategic report





Our operations

In Asia, we provide savings and protection products in many markets challenged by low insurance penetration and a pension funding gap[1]. In Africa, we are building businesses in some of the world's most under-penetrated markets.

Our largest businesses are based in the Chinese Mainland, Singapore, Hong Kong, Malaysia and Indonesia.


Our markets
Life insurance
Asset management
CHINESE MAINLAND
KOREA
INDIA
MYANMAR
MACAU
HONG KONG
TAIWAN
LAOS
THAILAND
VIETNAM
CAMBODIA
PHILIPPINES
MALAYSIA
SINGAPORE
INDONESIA


GHANA
NIGERIA
TOGO
CÔTE D'IVOIRE
CAMEROON
UGANDA
KENYA
ZAMBIA


JAPAN

Our markets	Population[2]	Life insurance penetration[3]	Prudential market ranking[4]	Eastspring funds under management or advice[5]	Health and protection gap[6]	GDP growth forecast[7]
Chinese Mainland	1.4bn	2.1%	3rd	$9.0bn	$805bn	4.5%
Hong Kong	7m	17.3%	2nd	$4.9bn	$23bn	3.1%
Indonesia	274m	1.1%	1st	$4.1bn	$82bn	5.2%
Malaysia	34m	3.9%	1st	$12.8bn	$47bn	4.4%
Singapore	6m	7.5%	3rd	$125.9bn	$23bn	2.5%
India	1.4bn	3.2%	3rd	$30.1bn	$369bn	6.5%
Taiwan	24m	11.6%	1st	$4.2bn	$41bn	2.2%
Vietnam	97m	1.6%	2nd	$6.2bn	$36bn	6.6%
Laos	7m	n/a	2nd	n/a	n/a	n/a
Philippines	114m	1.5%	1st	n/a	$32bn	5.8%
Cambodia	17m	n/a	1st	n/a	n/a	n/a
Thailand	72m	3.4%	6th	$10.4bn	$6bn	3.4%
Myanmar	54m	n/a	2nd	n/a	n/a	n/a
Japan				$2.7bn	n/a	n/a
Korea				$10.1bn	n/a	n/a
Macau	Macau licence granted in January 2023					

	Population of Prudential markets	Number of Prudential markets
Africa	428m	8

FIND OUT MORE IN THE STRATEGIC AND OPERATING REVIEW ON **PAGE 16** >

Developing more inclusive products and services for more customers

46%
of our APE sales are generated by repeat purchases

Access to
4.0
billion population

TOP 3
position in 12 Asian life insurance markets

TOP 10
position in 6 Asian asset management markets

#1
in the Syariah market in Malaysia and Indonesia

Providing an accessible multi-channel platform for customers to choose their preferred ways of interaction

>100,000
active agents[8]

>7,000
agents qualifying for Million Dollar Round Table status

>190
bancassurance partners

of which
10
are strategic partners

Pulse is available in
19
markets

Notes

1 Bridging Asia's pension gap, Eastspring Investments July 2019.
2 United Nations, Department of Economic and Social Affairs, Population Division, World Population Prospects 2022.
3 Source: Swiss Re Institute; Sigma No 4/2022: World insurance – life insurance penetration (premiums as a percentage of GDP).
4 Sources: Chinese Mainland (Based on new business standard premiums for 2022 of the foreign joint ventures only, data from industry sharing of information), Hong Kong (Based on PHKL total in-force premium for 2022 from Hong Kong Insurance Authority), Indonesia (Based on weighted new premiums for 2022, preliminary results from Indonesian Life Insurance Association), Malaysia (On combined basis where Takaful is on 100%. Based on new business APE for 2022, data from Life Insurance Association of Malaysia for Conventional Business and Insurance Service Malaysia for Takaful business), Singapore (Based on weighted new business premiums reported within Singapore Life Insurance Association returns for 2022), India (Based on retail weighted premium for the calendar year 2022 of private insurers operating in India, from the Life Insurance Council), Taiwan (Based on full year 2022 APE of foreign insurers, data from Taiwan Insurance Institute), Vietnam (Based on full year 2022 APE data collected from data sharing by Vietnam Actuarial Network), Laos (Based on gross written premiums for 2021, from Axco Insurance Market Report), the Philippines (Based on weighted first year premiums for the first nine months in 2022, data from Insurance Commission), Cambodia (Based on full year 2022 adjusted APE, from Insurance Association of Cambodia), Thailand (Based on weighted new business premium for 2022, from The Thai Life Assurance Association), Myanmar (Based on APE for the first nine months in 2022 for the foreign insurers operating in Myanmar, from Myanmar Insurance Association).
5 Full year 2022 total funds under management or advice based on the country where the funds are managed.
6 Source: Swiss Re Institute. The health protection gap in Asia, October 2018. Estimated total national health protection gap.
7 Represents a CAGR of real GDP between 2022 and 2027 and is based on IMF World Economic Outlook Database, October 2022.
8 Active agents are agents who have been selling in 2022; excludes India associates and African businesses.

How we drive value for all stakeholders

Q What is driving our business today?

A Our **purpose** is to help people get the most out of life:

We want to make healthcare affordable and accessible, and promote financial inclusion.

We seek to protect people's wealth, and help them to grow their assets and save for their goals.

We deliver our purpose by following these key **Principles**:

- **We put customers first**
- **We act with integrity**
- **We embrace a growth mindset**
- **We invest in all our communities**
- **We take the long view**

Q What is our strategy?

A Our **strategy is enacted** under three key areas:

Delivering

- Growing our savings and protection business by protecting our customers' health and wellbeing.
- Focusing on the growth opportunities in the Chinese Mainland, India, and South-east Asia.
- Positioning Eastspring to be a leading responsible investor in Asia.
- Supporting sustainable growth through our inclusive approach to climate transition.

Digitalising

- Accelerating our digitally-enabled model of distribution.
- Improving customer servicing.
- Strengthening our direct digital insurance product suite.
- Entering strategic digital partnerships.

Humanising

- Upskilling our people, agents and partner advisers.
- Providing inclusive offerings for all segments.
- Ensuring our working environment is inclusive and promotes belonging.


Delivering
profitable growth and social impact

SEE OUR STRATEGIC AND OPERATING REVIEW **PAGE 16** >

SEE OUR ESG STRATEGY **PAGE 66** >


Digitalising
products, services and experiences
Humanising
our company and advice channels

Q What outcomes do we want to see as a result?

A Our **long-term performance** aspirations are:

Grow the value of our business for shareholders

Operating free surplus generated[1]


2022
2,193
2018
1,564
$m
0
500
1,000
1,500
2,000
2,500

EEV shareholders' equity[1]


2022
42.2
2018
27.4
$bn
0
10
20
30
40
50

Assets we hold on behalf of our insurance companies will become net zero by 2050[2]

Carbon emissions (WACI)


2022
219
2019
386
0
100
200
300
400
500

Note

1 Including proceeds of $2,382 million from the issue of share capital in October 2021.

2 'Net zero', with regards to greenhouse gas emissions, refers to a state by which the greenhouse gases going into the atmosphere are reduced as close to zero as possible and any residual emissions are balanced by removals from the atmosphere. When translating these emissions to the activities in the value chain of an organisation, net zero is a state in which the activities of the value chain for an organisation result in net zero greenhouse gas emissions, in a time frame consistent with the Paris Agreement.

SEE OUR KEY PERFORMANCE INDICATORS **PAGE 32** >

Q How do we approach executive reward?

A We explicitly link Executive Directors' **Remuneration** to strategic delivery:

Performance conditions of Executive Directors include:

New business profit

55%

of the financial performance measures in the 2023 Executive Directors' Annual Incentive Plan (AIP)

Return on embedded value

40%

of the total 2023 Executive Director's Prudential Long-Term Incentive Plan (PLTIP) award

ESG metrics constitute

10%

of the total 2023 Executive Director's PLTIP award, including 5 per cent linked to carbon reduction

SEE OUR REMUNERATION REPORT **PAGE 226** >

Group overview
Strategic report
Governance
Directors' remuneration report
Financial statements
European Embedded Value (EEV) basis results
Additional information

How we create value

We offer insurance and asset management products, focusing on the markets where we believe there is rising demand for savings and protection offerings. By tailoring our products to the needs of customers in these markets, we believe we have a significant opportunity for growth and value creation.

Our purpose and function

We help people get the most out of life ...

The stages in our business model

Meet customer needs in our selected markets

Engage with customers

Key resources and relationships we employ ...

Markets

We operate in many markets with low insurance penetration with a growing need for savings and protection products.

In these markets we seek to address the social requirements for insurance and asset management solutions. This is achieved through discussions with governments, regulators, partners and customers.

Products

We focus on providing savings products including participating, linked, traditional products alongside fee earning asset management services and protection products.

We develop our products considering the requirements of local markets and the needs of individual customers.

Distribution and digitalisation

Our savings and protection products are distributed through our extensive agent network, banks and digital partnerships.

Our asset management products are distributed to third-party institutions and retail clients alongside services provided to internal insurance customers.

We are working to accelerate the digital enablement of our distribution network and a seamless digital customer experience.

... and what differentiates us

We have top three positions in 12 out of 13 life markets **in Asia**, and Eastspring is a **top-10 asset manager** in six of 11 markets. We operate in **eight countries in Africa**, where we have built a rapidly-growing multi-product business since our entry in 2014.

We are the market leaders of Syariah business **in Indonesia and Malaysia**.

READ MORE **PAGES 16** TO **31** >

Our focus on **regular premium savings and protection products** helps us grow our revenues over time as we add new customers and increase the savings of our existing customers.

READ MORE **PAGES 16** TO **31** >

Our extensive multi-channel and integrated distribution enables us to better understand and service customers' financial needs.

Pulse by Prudential is a digital platform supporting and enabling our customers, agents, and distribution partners across Asia and Africa.

READ MORE **PAGES 16** TO **31** >

Underpinned by our core behaviours

Operating with discipline

Risk management and disciplined allocation of capital underpin our activities, while our governance, processes and controls enable us to deal effectively with uncertainty.

READ MORE **PAGES 48** TO **65** >

Building sustainable business

We build sustainable businesses and invest responsibly, seeking to integrate environmental, social and governance considerations into our investment processes and stewardship activities.

READ MORE **PAGES 66** TO **168** >

... by making healthcare affordable and accessible, helping our customers protect their wealth and save for their goals.

Meet or exceed customer expectations

Generate benefits for our stakeholders

Customer service and loyalty

We have high customer loyalty, with a retention ratio consistently in excess of 89 per cent[2].

We provide financial safety to customers in the difficult times.

The satisfaction and trust our customers have in our services translates into a high proportion of repeat sales.

We seek to **protect the value of our business** over the longer term through meeting customer expectations and disciplined risk management and **increase value** by adding new customers.

READ MORE **PAGES 16** TO **31** >

Integrated asset management

We leverage Eastspring's expertise in equity, bonds and multi-asset management to underpin our insurance products, as well as offering products direct to third-party institutions and retail clients.

Eastspring is one of the **largest pan-Asian asset managers** and benefits from the operational leverage from the substantial assets and **predictable inflows from the Group's life business**.

READ MORE **PAGES 29** TO **30** >

The value we create for our stakeholders

Customers
We aim to provide accessible healthcare solutions as well as empowering our customers to save for their goals.

During the year we paid out[3] over

$9.3bn

to our customers in respect of the long-term insurance products they hold with us

Workforce
We provide an inclusive working environment where we develop talent, reward performance, protect our people and value our differences.

14,681

employees[1]

Regulators
We work with regulators to understand their objectives, priorities and concerns, and how they affect the shape of our business.

$15.6bn

GWS shareholder surplus over GPCR

Investors
Our Asia and Africa-focused strategy will support long-term delivery of future shareholder returns through value appreciation and dividends.

EEV

$42.2bn

New business profit

$2.2bn

Government and wider society
We regard governments and legislatures in the markets in which we operate as important stakeholders. We support our wider communities through investment in business and infrastructure, paying tax and community support activity.

$12.2m

Total community investment cash contributions

Suppliers
We treat our suppliers fairly so we both mutually benefit from our relationship.

Engaging our stakeholders
We engage with our stakeholder groups closely and take account of their concerns in our decision-making.

READ MORE **PAGES 170** TO **175** >

Notes
1 Whole Group Full Time Equivalent including Chair, all Directors, GEC members, and Senior Managers, excluding joint ventures.
2 Excluding India, Africa, Myanmar and Laos.
3 Claims paid gross of reinsurance, see note C3.2(i) to the IFRS financial results for more details.

A resilient performance in 2022, well positioned for future opportunities



Recent achievements

Prudential plc shares are included for

Shenzhen and Shanghai-Hong Kong Stock Connect Programmes

and are included in the

Hang Seng Composite Index (HSCI)



Prudential received regulatory approval to establish a

branch in Macau



Eastspring Investments was named the

Best Emerging Markets Equity Manager

by the Citywire Asia Asset Management Awards


CITYWIRE
ASIA
ASSET MANAGEMENT
AWARDS 2022
EQUITY FUNDS

Made for Every Family inclusive family cover

provided in our markets

35%

women in senior leadership

First Climate Transition Plan

published

Just and Inclusive Transition

paper published

On track to meet

25%

WACI reduction by 2025

Prudential launched a

dedicated Syariah life insurance entity in Indonesia

Prudential sponsored the

2022 Africa Cup of Nations

the largest football tournament in Africa viewed by over one billion people

Prudential announced a

strategic partnership with Google Cloud

to enhance health and financial inclusion for communities across Asia and Africa

Following the completion of the Group's restructuring in 2021, our operations are fully dedicated to the life insurance and asset management opportunities in Asia and Africa. Our headquarters and management of the Group are now based in Hong Kong.

Our strategy is aligned with the long-term structural opportunities in Asia and Africa. Across Asia, the middle class is growing and is forecast to increase by 1.5 billion[1] by 2030. Prosperity is also rising across the region[2]. This combined with a low level of insurance penetration[3] and a high level of out-of-pocket health and protection spending[4] is driving an estimated $1.8 trillion health protection gap[5]. In Africa, the population is expected to double to more than two billion[6] people by 2050. These long-term trends underpin increasing demand for savings and protection and create significant opportunities for growth and value creation.

We have set out that our purpose is to help people get the most out of life and we put our customers at the heart of everything we do. We strive to meet the needs of our customers and continue to support the development of the capital markets in which we operate. We believe that it is important to the long-term success of our Group that we play a wider role in the societies in which we operate. In Asia and Africa, we seek to promote financial inclusion and a just and inclusive transition to a low-carbon economy. We will use our investments in both corporate and government sectors to promote long-term sustainable development that is equitable for our markets in the context of their historic carbon emissions. We also aim to fulfil our purpose for our employees, one of our greatest assets. As an employer, we have promised to make Prudential a place where our people can connect, grow and succeed.

To further our purpose, we continue to focus on developing our range of products and investing in our distribution channels as well as enhancing and embedding our digital capabilities. In this way, we expand our capacity to help protect our customers from threats to their health and wellbeing, as well as support them to achieve their savings goals. We also remain focused on investing in our people and systems to ensure we have the resources to deliver on our long-term growth strategy and to enhance our operating model to keep pace with our opportunities.

We have strong franchises and operational expertise in both the more developed markets and developing markets in Asia and Africa. We continue to build on our success in the Chinese Mainland where we see substantial opportunity to deepen our presence across a nationwide footprint. With the newly set up Macau branch of the Hong Kong business, we are strengthening our operations to capture the opportunities in the Greater Bay Area and to fully prepare ourselves for the increase in opportunities following the reopening of the border between Hong Kong and the Chinese Mainland. We also see large growth opportunities in South-east Asia, particularly in Indonesia and Thailand, and also in India. Our focus on selected markets in East and West Africa has provided us with exposure to a growing and fast-changing continent since we re-entered Africa in 2014.

We will allocate capital to those markets that we consider to have attractive size and demographic characteristics, and where we believe we have the ability to build and retain competitive advantage. Through leveraging our scale and expertise in those markets we believe we can achieve attractive returns. We have significant investment appetite and capacity to support organic growth through funding the writing of new business and through adding to our existing capabilities, including distribution. We also remain ready to consider strategic inorganic opportunities.

We seek geographic diversification of our Asia operations among Greater China[7], our businesses in South-east Asia[8] and India.

The first part of 2022 saw Covid-19-related disruption in many of our markets as the Omicron variant increased infection levels and associated social restrictions. Subsequently, most markets have returned to more stable operating conditions, albeit the border between the Chinese Mainland and Hong Kong remained closed throughout 2022. Against this backdrop, APE sales[9] increased 9 per cent[10] to $4,393 million on a constant exchange rate basis reflecting growth in the second half of 2022 from both agency and bancassurance channels. New business profit[11] was down (11) per cent[10] with the impact of higher APE sales offset by increased interest rates, most significantly in Hong Kong, and business mix effects. Outside of Hong Kong, new business profit grew by 5 per cent[10] to $1.8 billion. Additional commentary on the performance by segment is included in the Operational performance by market section below.

At a Group level, overall adjusted IFRS operating profit based on longer-term investment returns (adjusted operating profit[12]) for 2022 was $3,375 million, 8 per cent[10] higher than 2021, reflecting a 6 per cent[10] increase from insurance and asset management business and a decline in central expenses[13] of 26 per cent[10], reflecting lower interest costs. IFRS profit after tax was $1,007 million in 2022 (2021: $2,143 million on a CER basis, $2,214 million on an AER basis), reflecting short-term volatility from the impact of higher interest rates and lower equity markets on the valuation of investments and insurance liabilities, offset in part by the benefit from refinements to the reserving basis following adoption of the Hong Kong Risk-Based Capital regime (HK RBC). The Group's financial performance for the year is further discussed in the Financial Review later in this strategic report.

Customers

Customers are at the heart of everything we do. Our customer-centric strategy has three key pillars:

- 'WE Listen to Understand' the needs of our customers across different segments and build lifelong relationships when we onboard them. For example, our customer segmentation has identified a clear opportunity in further expanding our offering in the family segment leading to the launch of the innovative 'WE DO Family' proposition in 2022. Through the application of a data-driven approach, this proposition helps us identify the needs of our customers based on their life events and individual circumstances, helping us to tailor our offerings and build lifelong relationships. More than 30 per cent of our new customers are from the affluent and advanced affluent segments and over 50 per cent of policies issued are health and protection plans to cover for critical illness, to provide medical reimbursement to cover hospital bills and to give protection against loss of income from acute illness or permanent disability. 43 per cent of our new business profit was contributed by health and protection products. These products and solutions are offered through our multi-channel and integrated distribution and are key to driving long-term business growth.

- 'WE Care' for our customers to deliver value across all the engagements they have with us. At Prudential, we have well-established core expertise in utilising data and insights to improve customer interactions and make operational improvements to provide a differentiated and personalised experience to our customers. At the point of purchasing, smart underwriting using reflexive methods (an approach to inquiries that generates follow up questions based on the initial answer) enables instant underwriting decisions with confirmation of terms.
  In 2022, 79 per cent of new policies were auto-underwritten and 41 per cent of policies were issued with no human intervention. At the point of claims, 64 per cent of claims are submitted electronically and 31 per cent of all claims are auto-adjudicated for instantaneous approval. These actions supported 46 per cent[14] of our APE sales being generated by our customers making a repeat purchase in 2022.
- 'WE Build' customer advocacy by listening to the voice of customers to understand and address their feedback. We have adopted a systematic approach to understanding customer feedback and then applying the insights gained to continually improve our offerings with the aim of delivering best-in-class customer experiences through each touchpoint and interaction. Customer retention remains high at over 89 per cent[14].

We seek to expand and innovate the coverage of our health and financial security products in an inclusive manner. This entails delivering solutions that recognise the evolution and needs of non-nuclear families, women, religious minorities, small and medium-sized enterprises, and lower-income groups. During 2022, we launched strategic propositions that celebrate 'families of every shape and size'. Across 11 markets, we rolled out a range of new and extended products that are 'Made For Every Family' with progressive term definitions (such as 'Beneficiary') to offer more tailored protection for extended family members.

Our total life customer base increased to 18.3 million[15] (2021: 17.7 million[15]). New policies[16] included 2.4 million[17] health and protection cases, an increase of 9 per cent when compared with 2021, reflecting our customers' increased focus on this area in light of the pandemic. While these policies were generally smaller in size than in previous years[17], we believe that the conversion of these customer interactions into sales by our diverse distribution channels is evidence of the power and quality of the Group's franchise and brand.

Our strategy is to be a customer-centric organisation, driven by customer needs. Customers are active in conducting their own research, for example through search engines and social media; however, when it comes to purchasing decisions on life insurance, given the complexity and emotions, their preferred route is to seek advice. Our multi-channel and integrated distribution strategy enables us to adapt flexibly to changing local market conditions in order to deliver products and services to targeted consumer segments and support our growth ambitions. This distribution network encompasses agency and bancassurance partnerships with a digital platform. Historically, agency contributed around 80 per cent of our overall new business profit in 2019. Asian and African insurance market distribution dynamics have been significantly affected by Covid-19-related restrictions. Over the last three years, our bancassurance sales have been relatively resilient and agency sales have been limited by mobility. As a result, the proportion of new business profit through agency reduced to 55 per cent with the majority of the reduction due to the restriction of the border between the Chinese Mainland and Hong Kong.

Agency

Agency continues to be an integral part of Prudential's brand and customer service platform. Across our markets, we have launched and connected a series of agency growth programmes to build capabilities and expand capacity for our agency platform. Prudential's Futuready Agency programmes aim to give our agency force a defensible competitive advantage by leveraging technology, behavioural science, and analytics to improve their skill sets, capabilities, and external positioning for long-term sustainable growth.

Our Futuready Agency programmes have four areas of emphasis:

- Attracting talent from target segments. PruVenture is Prudential's signature recruitment programme to attract talent and build a purpose-driven agency force. This has been deployed in seven core agency markets[18] and onboarded over 9,800 associates over three years with productivity[19] four times higher than standard new recruits. Our profiling assessment, PruDNA, selects individuals with high propensity to succeed. Thirty thousand successful agents went through PruDNA assessment in 2022, prior to joining Prudential.
- Leading and coaching leaders. PruVerge is Prudential's signature learning programme for the next generation of leaders to help them attract, recruit, coach and build high-performing teams. This has enrolled over 6,000 Verge leaders over two years, where they learn the science of coaching and development utilising a data-driven decision model. We saw an increase in agent recruitment per leader of 50 per cent for the Verge leaders while overall recruitment was up 9 per cent and agent productivity measured by cases per agent increased 6 per cent in the year.
- Building a premium career path for purpose-driven agents and offering robust professional development. We had over 7,000 agents with production levels that qualified for the Million Dollar Round Table (MDRT) contributing to 42 per cent[20] of APE sales in the relevant markets in 2022.
- Nurturing prospects by reimagining every aspect of prospecting, engaging, and advising to fit the digital business environment. Agents using PRULeads, our activity and leads management engine, were 30 per cent more productive[19] with 32 per cent of agency sales generated using PRULeads[21] (2021: circa 30 per cent) from 7.3 million leads[22] (2021: 10.2 million) channelled via PRULeads.

Agency generated $1.2 billion of new business profit (2021: $1.6 billion[10]) at a margin of 70 per cent (2021: 89 per cent) with sales adversely affected by Covid-19-related restrictions in the first half of 2022. Sales through our agency business represent 61 per cent of our total health and protection APE sales. As the impact of Covid-19 subsides and agency activity resumes, we expect the agency contribution to new business profit to increase while maintaining the diversified distribution mix in line with our strategy.

Bancassurance

Bancassurance plays a key role in our diversified multi-channel platform. We operate the largest independent bancassurance franchise in Asia with access to over 190 bancassurance partners of which 10 are strategic partners. We continue to invest and integrate our insurance solutions into the bank partners' platforms and ecosystems to enable a seamless customer journey, supporting online to offline, virtual face-to-face and self-directed sales. We also leverage our expertise in selling through bank partners to deepen our customer relationships with an emphasis on health and protection solutions.

Bancassurance was our largest channel in 2022, generating $2,225 million in APE sales. Our strategic partnerships, both regionally and locally, contribute 74 per cent of our overall bancassurance APE sales in 2022.

Our continual focus on segment specific propositions and solutions to address comprehensive customer needs resulted in new business profit through the bancassurance channel of $879 million in 2022, representing an increase of 15 per cent[10] from 2021, with seven Asian markets and Africa showing double-digit growth[10]. New health and protection policies sold through the bancassurance channel increased 39 per cent in the year.

Digital

Prudential's digital platform, Pulse, continues to support and enable our agents, customers and distribution partners across Asia and Africa in 19 of our majority owned markets of operation. We are constantly evolving the Pulse proposition as market conditions and the distribution landscape changes. The agility and flexibility of the platform allows us to provide products and services that meet the changing needs of multiple customer segments locally, while also providing up-to-date customer insights and leads to our distribution network. Pulse also supports a wide variety of modules to assist our agency force such as an integrated training and recruitment solution, 'real-time' management information tools and AI-powered analytics. From a technology standpoint, the Pulse platform utilises a one platform approach, allowing Prudential to consolidate and reduce IT investment over the long term as well as accelerate application development and deployment across our many markets. We remain committed to the strategic pillars which have driven our digital transformation and underpin our digital strategy. These are outlined below:

- Accelerating our digitally-enabled model of distribution via PRUForce;
- Improving servicing of existing and new customers via PRUServices;
- Strengthening our direct digital insurance suite of products and services; and
- Nurturing new business verticals and partnerships to drive future customer acquisition opportunities.

PRUForce, our agency tool on the Pulse platform, has allowed our agents to be more efficient, reaching and managing multiple customers at a time, whilst still maintaining a personalised approach. We continue to improve and refine this approach, with PRUForce central to the evolution of our agency network. PRUForce is live in six markets and offers our agents the competitive advantage by allowing them to stay connected with customers, building trust and providing personalised advice.

Accelerating the digital enablement of our distribution network remains critical for Prudential. We provide a full set of digital capabilities enabling agents to interact with customers via a multi-channel approach. The use of data and analytics helps accelerate our aspiration to support and increase sales productivity from those within our organisation, to those of our distribution partners. From a data security perspective, we have developed a common bancassurance gateway which can manage all transactions securely between any bank and Prudential's businesses, ensuring data security and privacy is always top of mind.

PRUServices is our digital customer servicing platform, allowing customers and agents to access their policy claims, payments, and benefits. Customers and agents can manage policies, from tracking the status of a policy proposal to reinstating a lapsed policy, via self-service features on the platform. PRUServices is live in nine markets. We aim to deliver a seamless digital experience for customers through an effective end-to-end journey. We believe this will strengthen customer affinity toward Prudential, reduce attrition of the in-force policy values and support the value represented by our installed customer base.

Furthermore, the ability to embed insurance products in our ecosystem and in core offerings from our partners is critical. To offer these products dynamically and seamlessly to the broadest possible market is only achievable via a digital platform. We have strengthened our direct product suite, including the launch of endowment products in several markets both via Pulse and through partners' mobile apps. This has enabled us to capture a larger pool of insurance customers from a wider range of socio-economic segments. Our life insurance joint venture in the Chinese Mainland and our associate in India maintain their own high-quality offerings via digital platforms with further details provided in the relevant sections that follow.

Finally, we have expanded our collaboration with new partners. For example, in October 2022, we entered a strategic partnership with Google Cloud to make healthcare and financial security more accessible across Asia and Africa. This strategic partnership supports our broader digital strategy to leverage AI and advanced analytics to transform the customer and agent experience and lower barriers to accessing financial services.

Asset and wealth management

Eastspring Investments ('Eastspring') is the pan-Asia asset management arm of Prudential with a presence in 11 Asian markets[23] as well as distribution offices in North America and Europe. Eastspring is a top-10 asset manager in six of these markets[24] managing or advising on $221.4 billion in assets[25]. Eastspring is well placed to address the saving and investment needs of customers across the region through a team of 300 investment professionals with local market expertise. Eastspring also benefits from reliable and stable fund inflows from the Group's insurance businesses which, together with its broad regional footprint, it can leverage to meet the long-term opportunity to grow mutual fund penetration from the market's current low base. Eastspring is also playing an important role as an active asset manager and is engaging with investee companies and governments in supporting our commitment to carbon reduction in our insurance company asset portfolio[26], allowing us to deliver profitable growth alongside a positive social impact.

During the year, Eastspring's average funds under management or advice decreased by (5) per cent[10] to $229.4 billion (2021: $240.9 billion[10]), reflecting adverse market movements during the year, partially offset by net inflows, including from the Group's insurance business.

As a Group, we see opportunities to deepen our share of the wealth market by providing holistic wealth solutions to our high-net-worth and affluent customers. Our large and diverse customer base, well-positioned agency networks, strong intermediary relationships and leading brand name position us well to better serve this segment and deepen our relationship with our existing customers. Fund solutions occupy a central role in the product proposition, and we are focused on offering customer choice and access to top fund managers and innovative portfolio options. Our aim is to distinguish ourselves in this market through our service to customers and additional value-added services, such as consultation with independent panels providing legal and estate planning advice.

People

The Group employs over 14,000 members of staff[27]. As an employer, we have made a promise to make Prudential a place where our people can Connect, Grow and Succeed. A significant part of that pledge to employees is preparing them for the future of work, so that they can participate in and contribute confidently to our business transformation. We believe in creating a workforce and a workplace that is innovative, inclusive and customer-centric. During 2022, we focused on equipping our employees with these future-ready skills through a series of webinars and developing our innovation and design thinking capabilities within the organisation.

Our goal is to empower our people and deepen belonging at Prudential by respecting and appreciating differences. We maintain a culture where diversity is celebrated, and inclusion assured for our people, customers and partners. Building on the launch of PRUCommunities in 2021, our employee-led networks continued to enhance connections and are key to deepening belonging at Prudential. In 2022, we saw the global launch of various communities including PRU Women Empowered, PRU Young Professionals, Women in Tech, Mental Health First Aiders and the intersectional We DO Wellness, joining the well-established PRUPride. We have been included in the Bloomberg Gender Equality Index 2023, being listed on the index for the third successive year.

Leadership developments

2022 saw a number of leadership changes to support the ongoing evolution of the Group. The internal promotions during the year of James Turner to Group Chief Financial Officer and Avnish Kalra to Group Chief Risk and Compliance Officer, demonstrate Prudential's bench-strength and ability to focus on operational delivery by leveraging continuity in executive leadership. In addition, the Group continues to benefit from broad based and experienced local leadership teams who are deeply rooted in their markets.

During 2022 Seck Wai-Kwong, CEO, Eastspring; Dennis Tan, CEO, Prudential Singapore; Lilian Ng, CEO, Insurance; and Solmaz Altin, Group Chief Strategy and Transformation Officer, were all promoted to the Group Executive Committee (GEC). Mr Tan, Ms Ng and Mr Altin were promoted to Managing Directors of the Strategic Business Groups, which consist of selected markets. Mr Seck remains responsible for the growth of Eastspring's business and the delivery of its investment performance. Prudential's leadership team was further enhanced with the appointment of Lawrence Lam as the new CEO of the Hong Kong insurance business and Bundit Jiamanukoonkit (Kenny) as the new CEO of the Thailand insurance business.

Outlook

We continue to believe that the Group's multi-channel, digitally enabled distribution model positions us well to capture the opportunities open to us, and this competitive advantage, alongside our distinctive geographical footprint and customer-centric product range enables us to deliver a resilient performance.

There are signs that Covid-19-related impacts in many of our markets have stabilised, albeit operating conditions may continue to be challenging given the volatile macroeconomic environment and increasing risks of inflation. We enter 2023 with a resilient balance sheet and strong capital position, which we believe will enable us to manage these uncertainties and capture the resulting opportunities that arise.

We are encouraged by the year-on-year sales growth we have seen in the first two months of 2023. Our actions to maintain and build agent capacity and our continued innovation to broaden our product proposition mean we stand ready to serve our customers across all our markets. In particular, we are well positioned in Hong Kong and the Chinese Mainland to take advantage of the opportunities that we expect to arise as Covid-19-related restrictions are eased. We have seen a gradual increase in cross-border traffic with sales in the first two months of 2023 driven predominately by savings products.

We remain confident that we have the financial resilience, capital strength and capability to meet the growing protection and savings needs of our customers in Asia and Africa. By doing so, we believe we will deliver on our purpose to help people get the most out of life and also build value for our shareholders over the long term.

Operational performance by market

The following commentary provides an update on the operational capabilities and performance for each of the Group's segments. Discussion of the financial performance of the Group and its segments, including adjusted operating profit, is contained separately in the Financial review section of this Strategic report.

Chinese Mainland – CITIC Prudential Life (CPL)

		Actual exchange rate		Constant exchange rate	
	2022	2021	Change	2021	Change
APE sales ($m)	**884**	776	14%	743	19%
New business profit ($m)	**387**	352	10%	337	15%
New business margin (%)	**44**	45	(1)ppt	45	(1)ppt
Adjusted operating profit ($m)*	**368**	343	7%	329	12%
IFRS profit after tax ($m)	**(144)**	278	(152)%	266	(154)%

Amounts included in the table above represent the Group's 50 per cent share.

* Adjusted operating profit and Group IFRS profit after tax are discussed separately in the Financial review section of this Strategic report.

The Chinese Mainland continues to present significant growth opportunities for the Group, with a population of circa 1.4 billion[28], with low levels of insurance penetration and an estimated health and protection gap of $805 billion[5]. Furthermore, a number of factors also support further growth both in health and protection as well as retirement planning products and services. These include regulatory proposals which are conducive to the long-term development of insurance markets as well as favourable demographics such as an ageing population, emerging middle class and rapid urbanisation. The recent announcement made by the China Banking and Insurance Regulatory Commission (CBIRC) to reform private pension schemes offers a significant opportunity for foreign insurers with strong financial capability and deep expertise in retirement planning products.

Prudential's life business in the Chinese Mainland, CPL, is a 50/50 joint venture with CITIC, a leading Chinese state-owned conglomerate. CPL benefits from the strong brands of both shareholders and a balanced distribution network with strength in agency and bancassurance and a well-diversified product range. CPL is a powerful franchise with an extensive footprint across 23 branches. CPL is focused on the affluent and upper affluent segments of the market where there is more stability of income and employment. CPL's diverse footprint supported its resilient performance with its Greater Bay Area cluster and Beijing new business profit growing at 72 per cent and 18 per cent respectively, offsetting some softness in Shanghai and surrounding cities which were most affected by Covid-19 surges during the first half of the year. Overall, CPL has more than doubled new business profit between 2017 and 2022, and it continues to outperform the market; the total Chinese Mainland industry-wide measure of gross written premium increased by 3 per cent in the year, while CPL, on the same basis, saw an increase of 16 per cent[29] in 2022. We believe that these operational outcomes are due to CPL seeking to put customers first and to enrich their health and wealth journeys. As Covid-19-related controls are progressively removed, CPL will continue to use its multi-distribution platform to serve the insurance needs of customers in terms of health, protection, long-term savings and retirement planning and expects to see a more balanced mix of sales from agency and bancassurance going forward.

New business performance during 2022

CPL is the largest single market contributor to the Group's total APE sales in 2022. Despite isolated lockdowns, CPL achieved APE sales growth of 19 per cent[10] to $884 million. This resilient growth has been underpinned by a diversified distribution strategy with a high-quality agency force and strong partnerships with banks delivering customer-centric protection and savings solutions.

The 19 per cent[10] growth in APE sales was driven by stronger growth in the bancassurance channel (an increase of 32 per cent[10]), with the agency business being consolidated with the aim of driving quality throughout 2022 resulting in an overall decrease of (7) per cent[10] in the year. In the first half of 2021 agency sales benefited from the effect of regulatory changes in the definition of critical illness coverage, which did not recur in the current year, lowering APE sales by (11) per cent[10] in the first half of 2022. Agency APE sales in the second half of 2022 were 6 per cent[10] higher than the equivalent period in the prior year.

APE sales growth led to a 15 per cent[10] increase in overall new business profit for 2022 compared with the same period in 2021 and is now 44 per cent[10] higher than that of the pre-pandemic year, 2019. Overall new business margins were marginally lower at 44 per cent (2021: 45 per cent). Agency margin was 65 per cent (2021: 71 per cent) and bancassurance margin was 43 per cent (2021: 39 per cent).

Delivering customer-led solutions

CPL seeks to address customers' financial security and wellbeing at different life stages, with built-in related services enriching the overall customer propositions. Solutions and services are combined in an ecosystem that provides an integrated experience, which seeks to identify and meet the customers' needs and so strengthens relationships with them for the long term.

During 2022 CPL continued to develop customised protection solutions. One specialised critical illness product that was specifically developed to meet the needs of customers in the Greater Bay Area of the Chinese Mainland contributed 21 per cent of CPL's relevant APE sales in that area. Beyond protection, CPL expanded its concierge service network to not only cover healthcare needs, including specialist consultation on treatment options, priority hospital access and mental health rehabilitation services, but also through development of our retirement and planning concierge service. This expansion includes extension of CPL's retirement village network to cover 17 institutions in seven cities.

CPL is enhancing the digital experience to its customers and distributors, including through its mobile first Xin Yi Tong app. CPL's 'Virtual Lounge' leverages technology to humanise the connection between the agent and the customer. The technology's ease of use by customers has been recognised by digital media. In fact, CPL's business continues to report one of the highest virtual sales[30] rates among the Group's businesses, at over 80 per cent.

Multi-channel distribution
CPL continues to focus on building a professional, high-quality agency force, with a strong understanding of our health protection and retirement planning products. CPL has over 15,200 agents that serve customers across the country. While CPL's agency channel continues to go through a period of rationalisation along with the overall industry, CPL's agency force shows signs of stabilising in numbers as well as improvements in quality, with APE sales per active agent rising 9 per cent. CPL had over 1,000 agents with production levels that qualified for the Million Dollar Round Table (MDRT) in 2022. CPL is providing agents with advanced tools and techniques that help them engage with customers in order to provide solutions tailored to their needs and manage the conversion of leads to completed sales. Over time, as CPL's agency force continues to mature and build experience, we expect this to result in further enhancement in productivity, providing additional support to the growth trajectory in CPL.

Meanwhile, CPL also continues to build out its bancassurance distribution network, adding 11 partners. China Merchant Bank has become a significant partner in the Greater Bay Area and beyond. CPL has a network of 59 bancassurance partners with access to over 6,600 branches across the Chinese Mainland. Importantly, these relationships are strengthened and enhanced by 3,200 local insurance specialists catering to customers of the banks. This has resulted in higher levels of new business from the bank channel and supported an improvement in product mix. We believe that this highly effective service model supported the 45 per cent[10] growth in new business profit in the bancassurance channel. Consistent with the ongoing regulatory developments in terms of capital management and customer conduct in the industry, we expect that refinements in the product features may, in the short-term, impact volumes but CPL continues to evolve its product set so that focus remains on meeting customer demands.

Hong Kong

		Actual exchange rate		Constant exchange rate	
	2022	**2021**	**Change**	**2021**	**Change**
APE sales ($m)	**522**	550	(5)%	546	(4)%
New business profit ($m)	**384**	736	(48)%	731	(47)%
New business margin (%)	**74**	134	(60)ppts	134	(60)ppts
Adjusted operating profit ($m)*	**1,036**	975	6%	969	7%
IFRS profit after tax ($m)	**(211)**	1,068	(120)%	1,060	(120)%

* Adjusted operating profit and Group IFRS profit after tax are discussed separately in the Financial review section of this Strategic report.

Prudential has a strong and reputable brand in Hong Kong and serves over 1.3 million customers. The fifth wave of the Covid-19 epidemic significantly decreased the amount of economic activity in Hong Kong, especially during the first half of the year with the impact compounded by restrictions on cross-border travel.

Demand for insurance products and solutions centres around retirement, legacy planning and health protection. Retirement savings needs are driven by a de minimis social security net, very limited employer contribution schemes and increasing longevity and rising dependency ratios. As a result, the average member of the Hong Kong population has no option but to voluntarily purchase savings and insurance products. In addition, an awareness of the need for health and protection products is generally high: an ageing population, relatively low benefit growth schemes offered by employers, the government's desire to manage down medical expenditure from the public purse and the rising cost of medical attention shape the market for these sorts of products. These needs and concerns from Hong Kong consumers are also relevant to Chinese Mainland visitors. 86 per cent of those surveyed said they are likely to purchase insurance in Hong Kong for legacy planning and health protection

Chinese Mainland customers remain an important customer segment for the Hong Kong business and represented around 50 per cent of Hong Kong's policies sold in 2019, prior to the Covid-19 pandemic. We believe that Chinese Mainland customers continue to provide a significant long-term opportunity for the Hong Kong insurance industry, an opportunity Prudential Hong Kong remains focused upon, despite the fact that sales momentum has been severely impacted by the restriction on cross-border travel since late January 2020. The fundamental reasons for Chinese Mainland customers buying insurance products in Hong Kong remain the same, including diversification in terms of currency and asset class, access to professional financial advice with a broad product spectrum and access to high-quality medical care available in Hong Kong, amongst other factors. As a result, we expect to see the gradual return of this important source of new business as cross-border travel normalises for family and business visits with the resumption of quarantine free travelling. We are well prepared in all aspects, including distribution channels and customer servicing, platforms and systems, to serve Chinese Mainland customers.

We obtained a licence to open our Macau branch in January 2023, strengthening our operations to capture the opportunities in the Greater Bay Area. We are building distribution capabilities having established a strong and experienced leadership team in Macau. We expect that the Macau branch will take some time to establish itself before contributing meaningfully to the Hong Kong business.

New business performance during 2022
Overall APE sales declined by (4) per cent[10] in the year to $522 million, with sales through our agency channel adversely affected by the fifth wave of the Covid-19 pandemic in the first half of the year. However we saw a recovery in the second half with APE sales growing by 30 per cent[10] compared with the first half, with growth across all channels, demonstrating our capacity to grow once the economy is fully reopened. In fact, based on the latest statistics available from the regulator for the full year, our sales outperformed the market, aided by the timely launch of our signature multi-currency product. Our market share[29] of APE sales increased by 2.0 percentage points to 7.4 per cent for 2022 compared with 2021. In the discrete fourth quarter of 2022, we outperformed the market and increased our market share to 12.5 per cent[48], an increase of more than 5 percentage points compared with the discrete fourth quarter of 2021. This expanded market share was underpinned by the strong performance and maintenance of sales quality in both agency and bancassurance channels.

New business profit was $384 million, down (47) per cent[10], driven by lower sales volumes and a 60 percentage point fall in the new profit margin. The impact of the large rise in US interest rates on the risk discount rate applied under our EEV methodology had a significant impact on new business profitability. Excluding economic impacts, our new business profit was $572 million (2021: $731 million[10]). Channel and product mix also lowered margins with a lower proportion of agency sales and individual health and protection business in the period.

Delivering customer-led solutions
Our continued pivot to domestic customers has resulted in an overall increase of market share to 7.4 per cent[31], based on the latest statistics available from the regulator for 2022, despite fierce competition in the domestic market. Our customer base is stable with a retention rate of over 97 per cent.

The business continues to refresh and upgrade its customer offerings with comprehensive protection and wealth accumulation propositions for affluent customers, for example through the launch of our new multi-currency saving product with a special feature for wealth distribution across generations.

We continue to enhance our health and protection product suite for our customers and potential customers as well as being a leading player and offering a full range of VHIS products to serve our domestic customers. We have fully embraced the government's 'Qualified Deferred Annuity Plan' (QDAP) for retirement and continue to offer a competitive product, making us one of the leading players in the market.

Our investment proposition provides access to international equities and bonds. Our with-profits product offering pools the investments of policyholders and allocates returns based on long-term investment performance. This is a distinct, capital-efficient structure benefiting from significant scale, enabling Prudential to provide differentiated products while generating attractive margins.

Multi-channel distribution
We operate a digitally-enabled multi-distribution platform and provide customers with a choice on how they prefer to be served.

Our agency force accounted for more than 58 per cent of our APE sales in the year. Despite a challenging operating backdrop in the first half of the year, agent activity rebounded in the second half, assisted by our drive to increase activity through customer-centric solutions, enhancing digital capabilities and training and development programmes. The second half of 2022 saw positive momentum with an increase in APE sales for agency channel by 57 per cent, compared with the first half of the year. The average agent case size was up 17 per cent year-on-year on the back of a broadened savings product suite. Agent recruitment has also rebounded 45 per cent in the second half of the year compared with the first half of the year.

On the bancassurance side, we have a long-standing strategic alliance with Standard Chartered Bank which has gone from strength to strength for more than 20 years. We were the leading major non-bank owned insurer in the bancassurance channel and increased our market share, measured by share of APE sales in the latest available public data for 2022[31], driven by timely launch of new products and robust training and sales motivation.

Indonesia

		Actual exchange rate		Constant exchange rate	
	2022	2021	Change	2021	Change
APE sales ($m)	**247**	252	(2)%	243	2%
New business profit ($m)	**125**	125	–	120	4%
New business margin (%)	**51**	50	1ppt	49	2ppts
Adjusted operating profit ($m)*	**343**	446	(23)%	429	(20)%
IFRS profit after tax ($m)	**243**	362	(33)%	348	(30)%

* Adjusted operating profit and Group IFRS profit after tax are discussed separately in the Financial review section of this Strategic report.

Indonesia remains a critical market for Prudential. It is expected to contribute more than a third of ASEAN's economic growth[32] between now and 2026, hence long-term growth prospects remain extremely favourable. We see strong growth prospects specifically in the Syariah segment given low insurance penetration rates, a substantial protection gap and a sizeable Muslim population[33].

We regained our leadership position in the Indonesian life market with 11 per cent market share[29] by weighted new business premium in 2022. We are also the market leader in the agency segment with 28 per cent of market share[29], and a market leader in the fast-growing Syariah segment, with 32 per cent market share[29].

In 2022, we became the first multi-national insurer to set up a dedicated Syariah life insurance entity in Indonesia as part of our strategy to meet the growing demands for Syariah solutions and support the growth of the Syariah community and economy. Our innovative product capabilities, coupled with a multi-channel distribution network, puts us in a strong position to grow our business and expand our customer reach.

Having completed a comprehensive refresh of our product offering, we recently initiated a transformation programme for the operations of the Indonesian business, looking to refresh the existing agency model, rejuvenate the sales capability, improve productivity per agent, and drive higher performance through operational efficiency. This aims to consolidate our position in what is a large and vastly under-insured market, recovering from a challenging economic backdrop and operating environment.

New business performance during 2022
Overall APE sales increased by 2 per cent[10] in the year to $247 million, despite Covid-19-related restrictions hampering sales activity in the first half of the year, limiting face-to-face interactions, and resulting in reduced footfall within bank branches. Mitigation efforts included leveraging our digital infrastructure to drive sales which, combined with restrictions easing in the second half of 2022, contributed to a 30 per cent[10] increase in APE sales for the second half of 2022 compared with the first half of the year, and an overall increase in APE sales of 7 per cent in the second half of the year compared with the second half of 2021. Overall new business profit increased by 4 per cent[10] compared with 2021 reflecting higher sales volumes and a small increase in profit margin to 51 per cent.

Delivering customer-led solutions
We continue to focus on maintaining our market leadership by broadening our propositions, delivering sound advice and solutions, providing a superior customer experience, enhancing operational effectiveness, and exploring new avenues for customer acquisition.

In terms of product propositions, we leveraged our dedicated Syariah life insurance entity in Indonesia by launching several new products in 2022. This included a first-in-market with yearly renewable term standalone Syariah critical illness product (PRUSolusi Kondisi Kritis Syariah) to meet consumer demand for simple, affordable cover. We also launched an enhanced version of the first-in-market Syariah education savings product, first launched in 2021 (PRUCerah Plus), which supports customers with their children's university education costs. These innovative products further strengthened our competitive position of being the only insurer to offer Syariah traditional insurance solutions across multiple channels.

The business also launched new medical products (PRUSolusi Sehat Plus Pro and PRUSolusi Sehat Plus Pro Syariah) to address the health protection needs of a family, midlife, and younger segments. We also continued to serve the insurance needs of the mass market segments by launching eight bite-sized digital protection offerings in Pulse and on the platforms of three digital partners, enabling us to acquire more than 91,000 new customers.

Multi-channel distribution

Driving the quality and productivity of our agency channel has remained one of our most important priorities. With 980 agents qualifying for the MDRT award in 2022, we are the leader in the agency channel. The shift to full time agents led to a reduction in the overall agency force by (7) per cent to 183,000. This contributed to an improvement in agency productivity[19] of 8 per cent compared with 2021. Management actions include a drive to create a long-term career path for agents and a focus on urban areas where there is more scope for operational leverage. Resumption of full face-to-face agency activities followed a relaxation of Covid-19-related restrictions, enabling us to further penetrate the advice-based affluent segment. This contributed to a 26 per cent[10] growth in average APE per new policy compared with 2021.

In the bancassurance channel, our long-standing strategic partnerships with SCB and UOB continued in 2022. These strategic partnerships have enabled us to provide solutions to a wide spectrum of customer segments, with SCB focusing on the premier face-to-face segment and UOB serving its customers through multiple distribution models. In addition to SCB and UOB, we have partnerships with other banks on distribution and direct marketing. We are seeking to enhance our bank partnerships particularly in the Syariah space.

Malaysia

		Actual exchange rate		Constant exchange rate	
	2022	2021	Change	2021	Change
APE sales ($m)	**359**	461	(22)%	434	(17)%
New business profit ($m)	**159**	232	(31)%	219	(27)%
New business margin (%)	**44**	50	(6)ppts	50	(6)ppts
Adjusted operating profit ($m)*	**364**	350	4%	330	10%
IFRS profit after tax ($m)	**252**	265	(5)%	250	1%

* Adjusted operating profit and Group IFRS profit after tax are discussed separately in the Financial review section of this Strategic report.

Significant growth prospects remain in the Malaysian insurance market, given the large protection gap and low level of retirement and healthcare provision in both the public and private sectors. Insurance penetration is still low, especially in the mass market which is a largely Muslim population[33]. The population of the country is 34 million[28], of which over 60 per cent is Muslim[33]. The Central Bank of Malaysia is actively supporting an increase in access to insurance products for this group through the sponsoring of Takaful market growth[34]. It has a public target of doubling the number of Malaysians insured under Takaful policy certificates by 2026 through providing financial incentives for the purchasing of private insurance policies[34].

In Malaysia, we are the leading life insurer with 18.9 per cent market share[29], and we have one of the largest agency forces in the industry. We are the largest Takaful operator in the market with 22.3 per cent market share[29] and our Takaful new business sales are 1.4 times greater versus our nearest competitor in this market[35].

New business performance during 2022

APE sales declined (17) per cent[10] due to both the combined impact of Covid-19-related restrictions in the first half of 2022 and the effect of product repricing in 2021. Excluding the effect of repricing in 2021, APE sales were marginally lower by 2 per cent[10]. However, as restrictions started to ease, sales improved with the second half of 2022 delivering APE sales that were 15 per cent[10] higher than the first half of the year.

New business profit was down (27) per cent[10] as compared with 2021, reflecting both lower sales volumes and profit margins, which were adversely impacted by the lower level of agency sales and higher interest rates. This overall decline in new business margins lessened in the second half of the year, as the launch of protection riders to strengthen our medical and critical illness offerings had a favourable impact on business mix in the second half of the year. Our business profile remains resilient with over 97 per cent of our products being regular premium in nature.

Delivering customer-led solutions

Our number of customers was 3.0 million in 2022 with 1.5 million from the conventional business and 1.5 million from the Takaful business, stable year-on-year. We continue to develop new and innovative propositions to address the evolving needs of our customers.

For example, we strengthened our health and protection offering by enhancing our core medical investment-linked proposition, which caters for both new and existing customers. We believe that its benefits offering is unique and supports customers' needs by providing medical protection that automatically increases in value every year, unlimited room and board and ICU stay, and longer pre and post-hospitalisation care. It also rewards customers for staying healthy. The benefits are designed to reinforce the importance of early intervention and consistent annual preventive care. We also provided a one-time offer to all our existing customers to opt-in for pandemic coverage if their existing policy excluded this benefit.

We continued to expand our customer base and drive financial inclusion in the market. Through our partnership with BSN, we have issued over 396,000 BSN Takaful Sakinah health and protection certificates. We have also entered a digital partnership with EPF i-Lindung to offer under-insured Malaysians further protection coverage that can be funded from their Provident Fund accounts. The i-Lindung initiative is aimed at promoting the importance of financial protection amongst the lower income community without the burden of upfront cash outlay.

Multi-channel distribution

Against a challenging operating backdrop, our agency force continued to grow with the workforce increasing 8 per cent over the period to over 24,300. We continued to attract high-quality agents, with a retention ratio that is above market levels. In 2022, we recruited over 7,400 new agents. We upgraded our channel capabilities with digital tools and leads for effective customer prospecting. We will continue to utilise digitalisation as a key enabler for customer and business excellence.

In the bancassurance segment, our product innovation drove APE sales growth of 17 per cent[10]. Growth prospects remain strong as we continue to build on our strength in the affluent segment and capture opportunities to penetrate the mass market segment across existing bank partners, including SCB, UOB and BSN. The merger of UOB and Citibank's operations in Malaysia will provide potential access to an incremental 500,000 customers.

Singapore

		Actual exchange rate		Constant exchange rate	
	2022	2021	Change	2021	Change
APE sales ($m)	**770**	743	4%	724	6%
New business profit ($m)	**499**	523	(5)%	510	(2)%
New business margin (%)	**65**	70	(5)ppts	70	(5)ppts
Adjusted operating profit ($m)*	**678**	663	2%	646	5%
IFRS profit after tax ($m)	**406**	394	3%	384	6%

* Adjusted operating profit and Group IFRS profit after tax are discussed separately in the Financial review section of this Strategic report.

As Singaporeans live longer, demand for healthcare will continue to increase – in fact, the overall health protection gap is estimated at $23 billion[5], being the measure of the shortfall in finances to fund health expenditure. With increasing prosperity, Singapore is set to have Asia's highest number of millionaires by 2030[36], demand for wealth management services is high, with life insurance a key part of the suite of products being used for legacy planning and asset diversification.

In Singapore, we are one of the market leaders in protection, savings and investment-linked plans[29]. We have been serving the financial needs of Singapore residents for more than 90 years, delivering a suite of product offerings and professional advice through our network of more than 5,000 financial consultants and our bank partners.

In 2022, we continued to drive our segment-led customer strategy by further penetrating the high-net-worth segment. In the affluent segment, we intend to strengthen our leadership position with comprehensive health and retirement solutions. We leverage our Pulse app and market-leading Shield offerings to expand our presence in the mass segment. For the younger generation, we are reinvigorating our investment-linked propositions for both the affluent and mass market segments. Finally, we further penetrate the SME segment through our Business@Pulse platform for the employee benefit business.

New business performance during 2022

Overall APE sales increased by 6 per cent[10] to $770 million, despite the negative impact of Covid-19-related social movement restrictions on agency sales in the first half of the year. Reflecting these restrictions, agency APE sales declined by (11) per cent[10] in the first half of the year compared with the first half of 2021. The easing of these restrictions in the second half contributed to agency APE sales growth of 15 per cent in the second half of the year, compared with the equivalent prior year period, resulting in an overall increase in agency APE sales of 3 per cent[10] in the year. Demonstrating the benefit of our balanced channel and diversified product mix, APE sales in our bancassurance channel grew by 11 per cent[10] in 2022.

New business profit declined by (2) per cent[10], with the impact from higher sales volumes more than offset by lower profit margins, mainly as a result of adverse economics and also impacted by change in product mix.

Delivering customer-led solutions

We saw diversified growth across our wide product offerings in 2022 to meet the health and wealth needs of our customers in Singapore. APE sales to the high-net-worth segment grew 30 per cent[10] driven by new channels and services, as well as our effort to deliver superior customer experience. Our enterprise benefit business also delivered good growth with APE sales increasing by 17 per cent[10], covering over 3,000 small-to-medium enterprises and over 200,000 employees.

To meet the specific retirement and investment needs of our customers, we have launched PruVantage Wealth, an investment-linked product offering low fees, simplified charges and a wide range of professionally managed fund choices including dividend paying funds and hassle-free model portfolio funds. We are offering innovative plans that integrate both protection and wealth accumulation for younger customers with affordable premiums of 90 SGD per month for 200,000 SGD life and critical illness cover.

Our claims-based pricing model for the PruShield medical reimbursement product enables us to manage our health book sustainably and continue to offer best value for our customers without compromising their medical outcomes.

We continue to improve our customer experience, leveraging digital and technology in our day-to-day operations. Three out of four policies went through instant underwriting engines, which improve productivity and turnaround time. An AI TalkBot with localised dialect was rolled out in 2022 to address customer queries instantly. In addition, the PRUaccess platform is interfaced with SGFindex which enables customers to have a single consolidated view of financial investments within Singapore so that our customers can better plan their financial future. The quality of our customer service is reflected in the form of a high customer retention ratio of 96 per cent.

Multi-channel distribution

The quality and productivity of our agency force continues to improve significantly. The total agency force stood at over 5,000, stable when compared with 2021. Top-tier agents grew at pace as demonstrated by the more than 23 per cent increase in the number of MDRT qualifiers to over 1,200 in 2022. We are the first and only agency force in Singapore, where all agents are subject to the Institute of Banking and Finance (IBF) level 1 qualification. Regular premium APE sales in our agency channel remained strong, and productivity, as measured by APE sales per active agent, rose 2 per cent[10], despite the industry headwinds.

In the bancassurance space, with two strategic partners, UOB and SCB, we are gaining access to more than 1.6 million[37] active mobile banking customers and 130,000 small and medium enterprises and commercial banking customers[37]. We continue to work with the banks in serving their customers and focusing on distinct segments such as the affluent and high-net-worth. We have also offered digital wealth solutions on UOB mobile and SCB internet banking platforms. This enabled us to connect directly with customers online or get a lead for customers who prefer face-to-face engagements.

Growth markets and other

		Actual exchange rate		Constant exchange rate	
	2022	2021	Change	2021	Change
APE sales ($m)	**1,611**	1,412	14%	1,323	22%
New business profit ($m)	**630**	558	13%	526	20%
New business margin (%)	**39**	40	(1)ppt	40	(1)ppt
Adjusted operating profit ($m)*	**1,057**	932	13%	880	20%
IFRS profit after tax ($m)	**881**	434	103%	406	117%

* Adjusted operating profit and Group IFRS profit after tax are discussed separately in the Financial review section of this Strategic report.

The Group's growth markets and other segment incorporates its businesses in India, Thailand, Vietnam, the Philippines, Taiwan, Cambodia, Laos, Myanmar, and its businesses in Africa. The Group sees the opportunity for rapid growth through the rollout of its efficient and scalable business model, and multi-channel distribution networks, including its digital Pulse platform.

India represents a very large opportunity for the Group's further growth, having a population of 1.4 billion[28], low insurance penetration and expectation of fast rising GDP per capita. We are a Promoter under Indian Listing rules of ICICI Prudential Life Insurance Company, being one of the founding shareholders. We currently have one board seat and own 22 per cent of its voting rights. ICICI Prudential Life Insurance Company is amongst the top-three private life insurance companies[29] in India and is listed on the National Stock Exchange (NSE) and Bombay Stock Exchange (BSE) in India. It intends to grow its business by deepening penetration of under-served customer segments, enhancing its distribution footprint and tailoring solutions to the different customer needs across savings, protection, and retirement, including developing new propositions for the mass market. ICICI Prudential Life maintains its aspiration to double its 2019 new business profit by 2023 through its '4P' framework for Premium growth, Protection focus, Persistency improvement and Productivity enhancement.

Thailand is the second-largest economy in ASEAN with a population of over 70 million[28] and a well-developed financial services industry. Our strategy in Thailand is to focus on bancassurance and supported by alternative distributions including digital, agency, direct marketing and brokerage, together with retail asset management offering. We have completed the integration of our bancassurance capabilities with the expanded TMB Thanachart Bank (TTB), including the training of their staff in our products and propositions. We continue to focus on delivering the benefits from our bank partnerships with both TTB and UOB. As a result, we delivered higher-than-industry-average APE sales growth, both in the bancassurance channel and for the industry as a whole in 2022. We have double-digit APE sales growth for three consecutive years from 2020 to 2022, and now have an overall market share of 7 per cent[29], being sixth in the market[29]. We are also offering relevant digital propositions served via the digital apps of our bank partners to bring new health and protection solutions to the underserved mass segment. In addition, we have been working closely with our bank partners to unlock SME opportunities through our Business@Pulse platform for the employee benefit business. Finally, as part of our integrated model for customers, we have been working in collaboration with our Thai retail fund management business to design propositions in the health, wealth, and retirement space, particularly for the high-net-worth and affluent segment.

Vietnam has the third-largest population in ASEAN with a population size of just under 100 million[28], a median age of 32 years and a significant health and protection gap estimated at $36 billion[5]. The market has undergone rapid urbanisation with less than 20 per cent[38] of the population living in urban areas in 1986, increasing to 37 per cent[38] at the end of 2021 and forecast to increase to 45 per cent by 2025[39]. We are expanding our geographical footprint in the urban areas through digitally-enabled agency and bancassurance channels. We are second in the market with 15 per cent[29] market share, up 2 percentage points from 2021.

The Philippines provides us with an opportunity to serve customers, given the large protection gap and low level of insurance penetration across the country. We are the market leader with 17 per cent[29] market share, based on the latest available market data to 30 September 2022, by weighted new business premium. Our core strengths in the affluent and mass market segments together with our digital capability helped drive a 17 per cent growth in our customer base to 0.9 million customers.

Taiwan is the fifth-largest life insurance market in the world[40], with a population of 24 million[28]. Our business has an overall APE market share of 4.4 per cent[29], 1.5 percentage points higher than in 2021. Prudential is a leading insurance brand in the market amongst the foreign players[29].

Africa presents a significant opportunity, with its population expected to double[6] by 2050. Since we entered Ghana in 2014, the business has delivered double-digit APE sales growth in every year of operation. We are in top-five positions in five of our eight countries in Africa, including the number one position in Uganda and Zambia[29]. Our business provided health, wealth and protection solutions to 990,000 customers across eight countries. Prudential was a sponsor of the 2022 Africa Cup of Nations, the largest football tournament in Africa. The matches were viewed by over one billion individuals, improving Prudential's brand awareness throughout the continent.

New business performance during 2022

In India, APE sales grew 4 per cent[10] driven by strong growth in the protection and annuity business. ICICI Prudential's focus areas of annuity and protection, which represent underserved needs of the country, performed well. Over the 9 month period to December 2022[47] annuity APE sales grew 56 per cent[10] and protection APE sales growing 23 per cent[10], compared with the equivalent period in 2021. This sales performance enabled ICICI Prudential to maintain its top-three position in the private market with a market share of 6.3 per cent[29]. Over the period, new business profit grew 20 per cent[10] reflecting APE sales growth and a favourable product mix.

In Thailand, APE sales rose 18 per cent[10] through the expansion of bancassurance sales in 2022 and the progressive easing of Covid-19-related restrictions. During the year, there was strong appetite for bundled protection products through the bancassurance channel, improving new business profit which was further boosted by the impact of higher interest rates.

In the Philippines, while the effects of Covid-19-related disruptions hampered sales in the first half of 2022, momentum in the second half was strong, as economic activity began to normalise. Overall APE sales were up 14 per cent[10] to $182 million. New business profit was restrained by the change in interest rates during the year, despite the strong growth in sales volumes.

Vietnam's economy showed its resilience during the Covid-19 pandemic, being one of the few countries in the world to record two consecutive years of growth. Our Vietnam business continued to outperform the market in 2022, delivering a strong APE growth of 26 per cent[10] compared with 2021, stronger than the industry APE growth of 8 per cent[29], underpinned by double-digit growth rates in both bank and agency channels.

In Taiwan, APE sales grew 35 per cent[10] during 2022 driven by strong growth in both bancassurance and brokerage channels, outperforming the market which reported a contraction of (11) per cent during 2022 compared with 2021. New business profit rose strongly driven by the increase in sales and favourable product mix changes.

In Africa, despite headwinds from inflation and Covid-19, APE sales grew by 19 per cent[10] year-on-year, with a broad-based performance across all channels, new business profit margin comparable with the prior year.

Delivering customer-led solutions

In India, ICICI Prudential continues to offer products designed to match customers' need and life stage. A shift in customer preferences and continued investment in product development have culminated in award-winning product propositions across the protection, long-term savings and annuity segments. This has given ICICI Prudential a well-balanced product mix thereby insulating it from volatility. ICICI Prudential introduced a number of significant new products in the year, such as a regular premium annuity plan to provide flexibility to customers in building retirement savings pools over the long term. ICICI Prudential also launched a new long-term participating savings product that enables customers to receive tax-free guaranteed income or a lump sum maturity. This includes a savings wallet option to accumulate the income and withdraw the accumulated fund value at any point during the policy term.

ICICI Prudential continues to innovate by leveraging new-age digital technologies to better address customer requirements during the policy life cycle – from onboarding, to servicing, to claims processing. With an exponential rise in digital adoption, its technology initiatives have ensured that it is well positioned. ICICI Prudential will continue to deploy best-in-class technology solutions to increase efficiencies and empower customers. An example of the benefits of its updated technology infrastructure and capability is that over 91 per cent of service transactions are now done through self-help or the digital mode.

In Thailand, we continued to refresh our product suite to address the evolving needs of the Thai population's health and wealth aspirations. From a low base, we tripled our health reimbursement sales and our whole-of-life sales through extensive training for the bank staff, as well as widening health and protection products to both individual and group customers. We also promoted protection through plans like Easy Care Plus, which offers simplified underwriting to our customers. As a result, our health and protection APE sales mix increased from 16 per cent in 2019 to 24 per cent in 2022. In addition, we relaunched our flagship 888 savings product, which is a long-term saving product that also offers protection, and other Legacy Builder products and introduced innovative Index Link Participating solutions. Our product initiatives have resulted in 17 per cent[10] growth in total bancassurance APE sales including 19 per cent[10] growth in protection sales through TTB. Our focus on customer needs was also reflected in our market-leading net promoter score position in the market[29] and our 11 per cent increase in the number of new customers[41] acquired, bringing total customer numbers to 1.7 million.

In Vietnam, we continued to provide customer segment-led propositions by offering affordable protection solutions to the mass market segment alongside providing savings, education and health and protection plans to the middle-income segment, and serving the investment needs of affluent customers. To address the market's need for affordable protection solutions, we have launched System and Organ Function Insurance (SOFI), which provides simple to understand health coverage based on the severity of symptoms and organ function of customers. We also have launched PRU-Easy365 offering comprehensive protection benefits against accidental risk and three common critical illnesses for customers. More than 2,100 and 31,100 SOFI and PRU-Easy365 policies respectively have been sold since launch, increasing our penetration into the younger segment of the population.

In the Philippines, we continue to drive product innovation and financial inclusion with the launch of PRUHealth FamLove. This is a first-of-its-kind critical illness protection plan for different types of Filipino families and can cover up to four family members in one policy. The product's innovative design provides medical cover based on severity of illness, rather than specific diseases.

In Taiwan, we provide solutions for long-term savings and protection to our target market segments. We are focusing on addressing the diverse needs of the sandwich generation with unique end-to-end propositions. Through our H.E.A.R. campaign, we are innovating and expanding our solution offerings for health and protection products. We recognised the growing demand for eye-related treatments as people spend more time using electronic devices, particularly as working from home became more prevalent during the Covid-19 pandemic. In 2022, we launch the first-in-the-market eye care insurance to strengthen the coverage for a broad range of eye-related treatments from simple eye care to complicated eye surgery. The product was well received and the continued emphasis on health and protection led to a 94 per cent increase in sales of such products in 2022.

In Africa, we continue to pursue customer-led insurance initiatives, with the launch of 12 new products across the region in 2022. We have also introduced end-to-end digital products in three countries.

Multi-channel distribution

In India, ICICI Prudential Life has continued to drive its growth ambitions by enhancing its multi-channel distribution capability supported by a diversified product mix. In the agency channel, we recruited over 34,700 new agents during the year, bringing the total number of agents to over 204,000. Outside agency, we have over 850 partnerships including 34 banks. Distribution partners are enabled with digital tools to onboard and serve customers with ease. The onboarding journey is simplified by using collaboration

platforms, pre-approved sum assured offers, pre-population of application forms from uploaded Know-Your-Customer documents, customised offers to customers, and tele and video verification triggers. We have built a state-of-the-art platform enabling ease of integration with ecosystems and partners' systems. Additionally, we support our partners to build customer onboarding journeys on their platform powered by micro services.

In Thailand, the relaxation of Covid-19-related restrictions during the second quarter of the year resulted in the reopening of many of the bank outlets of our main distribution partners, TTB and UOB. TTB is one of the largest banks in Thailand with around 600 branches, and UOB has around 150 branches. We continue to engage actively with our partners at TTB to improve productivity and customer experience, as well as to extend our reach to the wealth and enterprise benefit segments. The acquisition of Citibank's Thailand operations by UOB provides an opportunity to further grow our bancassurance presence and expand our customer base. Operational integration of the Citi outlets started in late 2022 and will continue over the next year. For Group EB, rapid realisation of strategy had made this business grow 49 per cent compared with 2021. Our digital channel also achieved a robust result where we attained second position[42] in the digital market share with APE sales tripling[10] during 2022 compared with 2021.

In Vietnam, we continued to focus on quality recruitment and training in the agency channel and supporting our agents with access to comprehensive product propositions and digital tools such as PRUForce and PRULeads. As a result, we have grown our number of MDRT qualifiers by 60 per cent in 2022 to almost 2,000.

The bancassurance channel continued to record strong growth of 26 per cent[10], underpinned by our partnerships with seven banks with strong operations in urban areas, which combined have over 600 branches in Vietnam.

In the Philippines, our agency channel continued its strong growth with a 89 per cent growth in recruits. In addition to agency, we continued to grow our customer base and promote financial inclusion by offering bite-sized products on Pulse and by partnering with banks and other digital outlets. Our partners include CIMB, a digital bank with more than 6.5 million[43] customers, GCash, the top mobile wallet provider in the Philippines, and Shopee, the leading online shopping platform.

In Taiwan, our 35 per cent[10] APE sales growth in 2022 was supported by strong bancassurance performance. Through strategic and non-strategic bancassurance partners and brokers, we continue to broaden and diversify our distribution network. Today, we reach customers through partnerships with more than 20 banks and top brokers in Taiwan, and we continue to digitalise our processes to provide seamless services to customers and distributors.

In Africa, Prudential has a 16,000-strong agency force and is the first African company to achieve the over 200 MDRT members milestone in 2022. In addition, Prudential Africa has access to over 1,000 bank branches, digital, telecommunication and intermediary partnerships. Our ongoing investment in digital innovation and robust systems to digitise processes will allow us to grow at scale and provide seamless experience to better service our customer needs.

Eastspring

		Actual exchange rate		Constant exchange rate	
	2022	2021	Change	2021	Change
Total funds under management or advice ($bn)	**221.4**	258.5	(14)%	251.6	(12)%
Adjusted operating profit ($m)	**260**	314	(17)%	299	(13)%
Fee margin based on operating income (bps)	**29**	30	(1)bp	30	(1)bp
Cost/income ratio (%)	**55**	54	1ppt	54	1ppt
IFRS profit after tax ($m)*	**234**	284	(18)%	271	(14)%

* Group IFRS profit after tax is discussed separately in the Financial review section of this Strategic report.

Eastspring is the asset management arm of the Group. Its funds under management or advice (referred collectively as funds under management below) of $221.4 billion includes $30.1 billion that represents our 49 per cent share in funds managed by ICICI Prudential Asset Management Company (IPAMC) in India and $9.0 billion that represents our 49 per cent share in funds managed by CITIC-Prudential Fund Management Company Limited (CPFMC) in China. Eastspring has $130.2 billion of funds under management on behalf of the Prudential Group.

2022 was a challenging year for the asset management industry. Global bond and equity markets declined sharply, weighed down by concerns around the outlook for growth and fears of recession as inflation spiked and central banks ratcheted up interest rates. This was further compounded by the continuing conflict in eastern Europe and, in 2022, an uncertain economic outlook in the Chinese Mainland.

Eastspring's ambition is to be a leading provider of investment solutions to protect and grow clients' wealth. Its purpose 'Experts in Asia. Invested in Your Future' guides the business and reflects its commitment to help its stakeholders build a better and more sustainable future.

Eastspring sees three key enablers in driving its future success:

- Driving improved investment performance by leveraging an integrated investment platform regionally, and through a rigorous investment framework;
- Expanding its investment capabilities and product range to offer competitive solutions for institutional and retail clients globally; and
- Achieving greater operating efficiency through best-in-class infrastructure and systems.

Financial performance

Eastspring saw a (14) per cent[44] decline in its funds under management to $221.4 billion in 2022, predominantly due to market depreciation and foreign exchange translation losses, which collectively totalled $42.1 billion. During 2022, there was a small shift in overall asset mix from bond to equity funds with an asset mix as at 31 December 2022 being 47 per cent in bonds, 46 per cent equity, 1 per cent in alternatives and 6 per cent in money market funds. The firm's overall assets remain well diversified across both clients and asset classes.

The decline in funds under management was cushioned by stable and reliable inflows of $7.8 billion from Prudential's life insurance businesses but offset by net outflows of $(3.2) billion from third-party business[45]. These net outflows were driven primarily by bond funds following interest rate hikes throughout the year, as well as redemption of equity funds managed on behalf of M&G plc.

Fee margins reduced by 1 basis point[44] as a result of mark-to-market losses of $7.8 million on seed investments made to fund new products. This reflects the volatile and adverse market conditions of 2022. The firm's cost/income ratio declined by 1 percentage point[44]. Excluding these realised and mark-to-market investment losses, Eastspring's cost/income ratio improved by 2 percentage points against 2021.

Investment performance

Despite the challenging market environment, Eastspring recorded solid performance results with 59 per cent of assets under management outperforming their benchmarks[46] over the past year (2021: 61 per cent) and 39 per cent of assets under management outperforming their benchmarks[46] over the past three years (2021: 42 per cent). The Singapore-based Value Equity teams posted substantial outperformance over the past year on a funds under management weighted basis and the Active Quantitative strategies also firmly supported aggregate returns. Although Fixed Income and Growth Equity strategies were under pressure over the year, broadly underperforming benchmarks, sentiment started to turn in the final quarter of 2022 following the unexpected easing of Covid-19-related restrictions in the Chinese Mainland, the Chinese government's support for China's stressed property market and signs that global inflation pressures were beginning to ease.

To compete in an increasingly dynamic environment and to bring its deep expertise of Asian markets to clients, Eastspring integrated the investment capabilities of its wholly-owned businesses onto a single platform. This enabled the firm to capitalise on its global execution capabilities and resources more efficiently, providing more cohesive and robust data and investment analysis.

Eastspring is proud to be recognised for its achievements, winning numerous industry awards in 2022. Notably, Eastspring Investments was named the Best Emerging Markets Equity Manager by the Citywire Asia Asset Management Awards. At a country level, Eastspring Singapore was named Top Investment House by The Asset Benchmark Research Awards, while Eastspring Vietnam was named Best Fund House in Vietnam by Asia Asset Management.

Client excellence

During a year when market headwinds resulted in challenging outcomes for both the asset management industry and its clients, Eastspring maintained its client-centric approach and frequently engaged internal and external clients to better understand their challenges and investment needs. In doing so, it could best meet client expectations and provide tailored solutions.

Eastspring continued to strengthen its relationship with the Prudential Group's life insurance and corporate asset owners, including launching customised strategies for local markets.

Across its institutional business, Eastspring continued winning mandates, and top-ups, from some of the largest pension and sovereign wealth funds. Notably, the firm has seen good success in its international markets of the Americas, Europe, and Taiwan and Malaysia's Islamic business.

Enhancing distribution capabilities

While deepening and broadening its relationships with distributors, Eastspring has also increased its efforts to improve its distribution capabilities by developing new digital investment and servicing platforms, particularly in Malaysia and Thailand. In Japan, Eastspring launched online-exclusive funds to capture flows from the younger generation. Eastspring also expanded its partnerships with online mutual funds and wealth management platforms, for example with a co-branded fund on iFast's Fundsupermart.

In July 2022, Eastspring further strengthened its franchise and footprint through the successful incorporation of Eastspring Thailand, merging TMBAM Eastspring and Thanachart Fund Eastspring. With this merger, Eastspring is now the sixth-largest fund management company in Thailand and is well positioned to offer compelling investment solutions to local investors and to grow its business in South-east Asia's second-largest economy.

Accelerating responsible investing

Eastspring's commitment to responsible investing is embedded across its business.

The firm is focused on driving sustainable solutions on three fronts. First, Eastspring strengthened its engagement on climate change and decarbonisation with investee companies, including with the top emitters contributing to 65 per cent of absolute carbon emissions in Prudential's asset book. Second, the firm enhanced its ESG data capabilities to support investment and engagement activities. Third, the firm harmonised all Responsible Investment-related policies across its markets into a single Eastspring Investments Group Responsible Investment Policy.

Eastspring provided strong support to the wider Group's successful efforts in meeting its sustainability milestones. At the same time, Eastspring expanded its range of sustainability-focused funds, for instance, launching a Japan Sustainable Value Fund. In Indonesia, the business launched the award-winning Reksa Dana Indeks ESG IDX Leaders Plus, the first mutual fund that utilises the Indonesian Stock Exchange's ESG Leaders Index.

Joint venture growth initiatives

IPAMC continued to enhance its digital strengths and broadened its product suite across equity and fixed income strategies. As a result, over 50 per cent of new customers were onboarded directly and through partnerships with fintech companies and neobanks, resulting in an existing customer base of circa eight million.

CPFMC has deep cooperative relationships with over 40 local research institutes and provides Qualified Foreign Institutional Investors (QFII) with professional investment advisory services. Since 2021, it has been building out its pension target funds, which attracted steady net subscriptions from retail investors.

Notes

1 Source: The Unprecedented Expansion of the Global Middle Class, Global Economy and Development program at the Brookings Institution, February 2017. Forecast growth of Asia Pacific middle class 2020 to 2030.
2 Source: IMF World Economic Outlook Database, April 2022, compound annual growth rates of GDP per capita, 2022-2026.
3 Source: Swiss Re Institute; Sigma No 3/2021: World insurance – life insurance penetration (premiums as a percentage of GDP in 2020).
4 Source: World Health Organisation: Global Health Observatory data (2019). South-east Asia, Out-of-pocket expenditure as percentage of current health expenditure (CHE).
5 Source: Swiss Re Institute: The health protection gap in Asia, October 2018.
6 Source: The Economist, Special report, 28 March 2020 edition.
7 Greater China comprises of our businesses in the Chinese Mainland, Hong Kong and Taiwan.
8 South-east Asia comprises of our businesses in Asia excluding the Chinese Mainland, Hong Kong, Taiwan and India.
9 APE sales is a measure of new business activity that comprises the aggregate of annualised regular premiums and one-tenth of single premiums on new business written during the year for all insurance products, including premiums for contracts designated as investment contracts under IFRS 4. It is not representative of premium income recorded in the IFRS financial results. See note II of the Additional unaudited financial information for further explanation.
10 On a constant exchange rate basis.
11 New business profit, on a post-tax basis, on business sold in the period, calculated in accordance with EEV Principles.
12 'Adjusted operating profit' refers to adjusted IFRS operating profit based on longer-term investment returns from continuing operations. This alternative performance measure is reconciled to IFRS profit for the period in note B1.1 of the IFRS financial results.
13 Excluding restructuring and IFRS 17 implementation costs.
14 Excluding India, Laos, Myanmar and Africa.
15 A life customer is defined as an individual or entity who holds one or more policies with a Prudential life insurance entity, including 100 per cent of customers of the Group's joint ventures and associate. Group business is considered to be a single customer for the purpose of this definition. The customer numbers for 2021 have been restated to ensure consistent and comparable application of this definition across all Group entities.
16 New policies are presented on a 100 per cent basis.
17 Excluding Africa.
18 Core markets consist of the Chinese Mainland, Hong Kong, Indonesia, Singapore, Malaysia, Vietnam and the Philippines.
19 Productivity measured by APE sales per average active agent.
20 Percentage of APE sales in Asia markets, including CPL, India and Malaysia Takaful on a 100 per cent basis.
21 APE sales completed by agents on leads recorded and managed on our PruLeads System as a percentage of total APE new business sales through the agency channel.
22 Leads from all sources recorded and managed on our PruLeads System.
23 The Chinese Mainland, Hong Kong, India, Indonesia, Japan, Malaysia, Singapore, South Korea, Taiwan, Thailand and Vietnam.
24 Sources: Chinese Mainland: based on new business single premiums from the CBIRC for foreign joint ventures only; Hong Kong: based on total in-force premiums; Indonesia: based on weighted new business premiums from the PLAI; Malaysia combined: based on APE sales from the Life Insurance Association of Malaysia; Singapore: based on weighted new business premium for regular premium from the Life Insurance Association of Singapore; India: based on retail weighted premium income among foreign players from the Insurance Regulatory and Development Authority of India; Vietnam: based on APE sales from the Vietnam Actuarial Network data sharing; Taiwan: based on APE sales from the Taiwan Life Insurance Association for foreign insurers; Thailand: based on weighted new business premiums from the Thailand Life Assurance Association for the first 11 months of 2022; Philippines: based on weighted full-year premiums from the Insurance Commission for the first 9 months of 2022; Cambodia: based on APE sales.
25 Full year 2022 total funds under management or advice, including external funds under management, money market funds, funds managed on behalf of M&G plc and internal funds under management or advice, reported based on the country where the funds are managed, including joint ventures.
26 Our investment portfolio includes both listed equities and corporate bonds, while excluding assets held by joint venture businesses and assets in unit-linked funds as we do not have full authority to change the investment strategies of these.
27 Whole Group Full Time Equivalent including Chair, all Directors, GEC members, and Senior Managers, excluding joint ventures.
28 United Nations, Department of Economic and Social Affairs, Population Division, World Population Prospects 2022.
29 Sources: Mainland China (Based on new business standard premiums for 2022 of the foreign joint ventures only, data from industry sharing of information), Hong Kong (Based on PHKL APE for 2022, from Hong Kong Insurance Authority), Indonesia (Based on weighted new premiums for 2022, preliminary results from Indonesian Life Insurance Association), Malaysia (On combined basis where Takaful is on 100%. Based on new business APE for 2022, data from Life Insurance Association of Malaysia for Conventional Business and Insurance Service Malaysia for Takaful business), Singapore (Based on weighted new business premiums reported within Singapore Life Insurance Association returns for 2022), India (Based on retail weighted premium for the calendar year 2022 of private insurers operating in India, from the Life Insurance Council), Taiwan (Based on full year 2022 APE of foreign insurers, data from Taiwan Insurance Institute), Vietnam (Based on full year 2022 APE data collected from data sharing by Vietnam Actuarial Network), Laos (Based on gross written premiums for 2021, from Axco Insurance Market Report), the Philippines (Based on weighted first year premiums for the first nine months in 2022, data from Insurance Commission), Cambodia (Based on full year 2022 adjusted APE, from Insurance Association of Cambodia), Thailand (Based on weighted new business premium for 2022, from The Thai Life Assurance Association), Myanmar (Based on APE for the first nine months in 2022 for the foreign insurers operating in Myanmar, from Myanmar Insurance Association).
30 Virtual sales are sales that are closed via Digital, Cloud and Electronic Signature.
31 Source: based on APE sales from Hong Kong Insurance Authority for 2022.
32 Source: based on GDP data sourced from the World Bank and www.bayarea.gov.hk websites.
33 Source: World Population Review – Country Rankings – Muslim population by country.
34 Source: Bank Negara Malaysia, Financial Sector Blueprint 2022-2026.
35 Source: Based on APE sales from the Insurance services Malaysia (ISM) for the Takaful business at 100 per cent.
36 Source: UNU-WIDER, World Income Inequality Database (WIID), World Bank, IMF, United Nations Population Division, HSBC forecasts.
37 The number of customers is based on Prudential Singapore's internal estimates.
38 Source: Based on data from the World Bank organisation: Urban population (% of total population).
39 Source: Central Committee Vietnamese Communist Party, Resolution Number 06-NQ/TW on planning, construction, management, and sustainable development of urban areas in Vietnam until 2030, with a vision toward 2045, 24 January 2022.
40 Source: Global data report, Taiwan (Province of China) Life Insurance Market Size, Trends by Line of Business (General Annuity and Personal, Accident and Health), Distribution Channel, Competitive Landscape and Forecast, 2021-2026, November 2022.
41 New customers defined as the sum newly joined customers and newly joined who were lost but reinstated.
42 Source: The Thai Life Assurance Association's Life Insurance Business Report, data as of November 2022 year-to-date.
43 CIMB Philippines number of customers as at 31 December 2022 based on the full year 2022 results.
44 On an actual exchange rate basis.
45 Including money market funds and funds managed on behalf of M&G plc.
46 The value of assets under management at 31 December 2022 in funds which outperform their performance benchmark as a percentage of total assets under management at 31 December 2022, excluding assets in funds with no performance benchmark.
47 ICICI Prudential financial year runs from 1 April to 31 March each year.
48 Based on Prudential Hong Kong Limited's APE for the discrete fourth quarter of 2022 from Hong Kong Insurance Authority.

Measuring our performance

To create sustainable economic value for our shareholders we focus on delivering sustainable compounding growth while generating capital to reinvest in our businesses and meet our financing needs. We focus on the following metrics when looking at our performance[1].

All amounts are from continuing operations only

EEV new business profit[2] $m

Life insurance products are, by their nature, long term and generate profit over a number of years. Embedded value reporting provides investors with a measure of the future profit streams of the Group. EEV new business profit reflects the value of future profit streams which are not fully captured in the year of sale under IFRS reporting.

EEV new business profit decreased by (11) per cent on a constant exchange rate basis to $2,184 million ((14) per cent on an actual exchange rate basis) with the impact of higher APE sales offset by higher interest rates and business mix effects.


(14)%
2,526
2,184
2021 $m
2022 $m

Carbon emissions

As a significant asset manager and asset owner, Prudential has a distinctive role to play in the transition to a low-carbon economy. Reflecting the stage of their development, the economies in which we operate tend to start their transition from a higher carbon intensity level. Prudential therefore seeks a transition to a lower-carbon economy that is inclusive for all of society and one that supports sustainable growth within our markets. Our immediate actions to help deliver on this objective include a target to reduce the carbon emissions of our portfolio[3] of shareholder and policyholder assets by 25 per cent by 2025.

The weighted average capital intensity (WACI) of our investment portfolio has declined by 43 per cent[4] compared with our 2019 baseline. The WACI of our portfolio changes due to movements in the carbon intensity of the invested companies, movements in market prices and our own actions to change their weight in our investment portfolio (through strategic asset allocation, portfolio construction and investment selection). The decline to date has been driven largely by the implementation of our coal policy and the implementation of WACI budgets to a number of our equity strategies. However, we believe more real-world impact can be achieved through financing the transition and engagement, rather than simply changing the portfolio to optimise our carbon footprint. Therefore, we do not anticipate that the trend will continue at the same pace going forward.


2019 WACI
386
2022 WACI
219
2025 Target WACI
290

EEV shareholders' equity[5] $bn

EEV represents the present value of the shareholders' interest in the post-tax future profits (on a local statutory basis) expected to arise from the current book of long-term business, after sufficient allowance has been made for the aggregate risks in the business. Asset management and other non-insurance business are included in EEV at the Group's proportionate share of IFRS basis shareholders' equity, with central Group debt shown on a market value basis.

EEV shareholders' equity for continuing operations decreased (11) per cent to $42.2 billion, largely reflecting the adverse impacts from higher interest rates.


1,725 equity per share
1,534 equity per share
(11)%
47.4
42.2
(11)% decline per share
2021 $bn
2022 $bn

All amounts are from continuing operations only

Free surplus generation from insurance and asset management businesses[6] $m

Free surplus generation from insurance and asset management businesses is used to measure the internal cash generation of our businesses. For insurance operations, it represents amounts emerging from the in-force business during the year, net of amounts reinvested in writing new business and excludes other non-operating items. For asset management, it equates to post-tax adjusted operating profit for the year.

Free surplus generation from continuing insurance and asset management operations before restructuring costs was up 9 per cent on a constant exchange rate basis to $2,193 million (6 per cent on an actual exchange rate basis). Net Group operating free surplus generation, after restructuring and central costs, was $1,374 million (2021: $1,135 million on a constant exchange rate basis, $1,179 million on an actual exchange rate basis).


6%
2,071
2,193
2021 $m
2022 $m

Adjusted IFRS operating profit based on longer-term investment returns (adjusted operating profit[7]) $m

The Group's business involves entering into long-term contracts with customers, and hence the Group manages its associated assets and liabilities over a longer-term time horizon. This enables the Group to manage a degree of short-term market volatility. Therefore, adjusted operating profit based on longer-term investment returns is management's preferred measure when evaluating the performance of the business. Other distorting items are excluded from adjusted operating profit to allow more relevant period-on-period comparisons of the trading operations of the Group, (eg the effects of corporate transactions are excluded).

Adjusted operating profit increased by 8 per cent on a constant exchange rate basis to $3,375 million (4 per cent on an actual exchange rate basis), reflecting a 6 per cent increase in adjusted operating profit on a constant exchange rate basis (2 per cent on an actual exchange rate basis) from insurance and asset management business, and a 26 per cent improvement in central other income and expenditure on a constant exchange rate basis (28 per cent on an actual exchange rate basis), offset by an increase in restructuring and IFRS 17 costs.


4%
3,233
3,375
2021 $m
2022 $m

Notes

1 The comparative results shown above have been prepared using an actual exchange rate (AER) basis except where otherwise stated. Comparative results on a constant exchange rate (CER) basis are also shown in financial tables in the Financial Review on our 2022 financial performance. Growth rates for 2021 to 2022 are on an AER basis.

2 New business profit, on a post-tax basis, on business sold in the year, calculated in accordance with EEV principles.

3 Our investment portfolio includes both listed equities and corporate bonds, while excluding assets held by joint venture and associate businesses, and assets in unit-linked funds as we do not have full authority to change the investment strategies of these.

4 Within the scope of EY assurance, see page 102.

5 The EEV financial results have been prepared in accordance with EEV principles discussed in 'basis of preparation' of the EEV financial results. See note II of Additional unaudited financial information for definition and reconciliation to IFRS balances.

6 Operating free surplus generated from insurance and asset management operations before restructuring costs. For insurance operations, operating free surplus generated represents amounts emerging from the in-force business during the period net of amounts reinvested in writing new business and excludes non-operating items. For asset management businesses, it equates to post-tax operating profit for the period. Restructuring costs are presented separately from the business amount. Further information is set out in 'Movement in Group free surplus' in the EEV basis results.

7 'Adjusted operating profit' refers to adjusted IFRS operating profit based on longer-term investment returns from continuing operations. This alternative performance measure is reconciled to IFRS profit for the period in note B1.1 of the IFRS financial results.

Delivering growth across many key performance measures



The Group delivered a resilient financial performance for the year against a backdrop of Covid-19-related disruption during the first half of 2022 in many of our markets and the broader macroeconomic and geopolitical volatility, discussed further below. The diversity of our business in terms of its geography, its multi-channel distribution and its customer-centric product suite positions us well to take advantage of the long-term opportunities as our markets recover from the effects of Covid-19.

The Group's 2022 financial performance saw us deliver growth across many of our key performance measures, with APE sales[1], operating free surplus generated[2], EEV operating profit and IFRS adjusted operating profit[3] all higher than the prior year[4]. Although our new business profit generation[5] of $2.2 billion was lower, this largely reflected the impact of economic effects under our EEV framework, notably in Hong Kong. Our markets outside of Hong Kong delivered combined new business profit growth of 5 per cent[4]. IFRS profit for the year was also negatively impacted by the increases in interest rates and decreases in equity market values in the year, as further discussed below and in the section headed IFRS basis non-operating items.

2022 saw considerable macroeconomic volatility, characterised in many markets by lower equity index levels, material increases in government bond yields and widening corporate bond spreads. The MSCI Asia excluding Japan equity index fell (24) per cent, the Hang Seng index fell by (15) per cent and the CSI 300 index fell by (22) per cent while the S&P 500 index fell by (19) per cent. Government bond yields in many of our markets ended the year higher with the US 10-year yield increasing by 236 basis points to 3.9 per cent. As well as their impact on IFRS profit for the year, lower associated asset values and consequent impact on fee generating account balances, together with the impact of higher discount rates under our active EEV methodology, contributed to a fall in our embedded value in the year.

The year also saw the US dollar increase in value relative to many currencies globally, resulting in a translation headwind. As in previous years, we comment on our performance in local currency terms (expressed on a constant exchange rate basis) to show the underlying business trends in periods of currency movement, unless otherwise noted.

In 2022, the Group reported a 9 per cent[4] increase in APE sales to $4,393 million while new business profit was (11) per cent[4] lower at $2,184 million. This encouraging APE sales performance, despite Covid-19-related disruption during the first half of the year, reflects the benefit of our diversification across geography, channel and products. APE sales were broadly balanced between Greater China[6] and South-east[7] Asia across our four main product groups, with an emphasis on health and protection, and across distribution channels with our bancassurance channel providing notable resilience in periods of disruption for our agency salesforce. Given the active basis of our EEV methodology, rising interest rates led to both higher risk discount rates and higher assumed fund earned rates being applied. As a consequence, there was an overall negative impact on EEV new business margins in many markets, particularly in Hong Kong which led to a reduction in new business profit in the year to $2.2 billion (2021: $2.4 billion[4]). Agency distribution and health and protection products remain our most important value drivers.

Group EEV operating profit increased by 15 per cent[4] to $3,952 million largely due to 13 per cent[4] growth in operating returns from the long-term business. This reflects the higher expected return from underlying business growth and higher interest rates, partially offset by lower new business profit and a lower benefit from assumption changes than was seen in the prior year. Operating return on embedded value[8] was 9 per cent compared with 8 per cent in 2021. After allowing for economic effects, such as changes in interest rates, currency movements and the payment of the external dividend, the Group's embedded value at 31 December 2022 was $42.2 billion (31 December 2021: $47.4 billion[9]), equivalent to 1,534 cents per share (31 December 2021: 1,725 cents per share[9]). The operating free surplus generated from insurance and asset management business (after investment in new business) during the year was $2,193 million, up 9 per cent[4], reflecting the underlying in-force business growth and the positive effect of interest rate rises.

Group adjusted operating profit was up 8 per cent[4] to $3,375 million, reflecting a 6 per cent[4] increase in operating profit from the insurance and asset management business and an improvement in central costs of 26 per cent[4] reflecting lower interest costs. Adjusted operating profit from our long-term business was up 7 per cent[4] to $3,846 million despite the Covid-19-related headwinds seen over the last few years. The Group has completed its programme to deliver a targeted reduction in central operating expenses of $70 million[10] a year from the start of 2023 which, combined with previously completed savings, represents delivery of central cost reduction programmes since 2018 that in total have saved $250 million[11] a year. The Group's total IFRS profit after tax from continuing operations was $1,007 million (2021: profit of $2,143 million on a constant exchange rate basis and $2,214 million on an actual exchange rate basis), reflecting negative short-term fluctuations from higher interest rates and lower equity markets during the year. These negative effects were offset in part by the benefit from refinements to the reserving basis following the adoption of the Hong Kong Risk-Based Capital regime (HK RBC) for which we received approval from the regulator in April 2022, effective from 1 January 2022. The IFRS reserving basis for Hong Kong was refined to reflect the measurement techniques applied within HK RBC, leading to a reduction in policyholder liabilities (net of reinsurance) and an increase in profit before tax of $945 million[9]. This was allocated between operating and non-operating profit in line with the Group's usual principles.

Our Group's regulatory capital position, free surplus and central liquidity positions remain robust. The Group's leverage remains near the bottom of our target range at 20 per cent, estimated on a Moody's basis, after allowing for the redemption of a £300 million senior bond in January 2023. As a result, supported by a clear and disciplined capital allocation policy, the Group is well positioned, with considerable financial flexibility including leverage capacity, to take advantage of the growth opportunities ahead.

The Group aligns its capital adequacy requirements with the established EEV and free surplus framework by comparing the total eligible Group capital resources with the Group's Prescribed Capital Requirement (GPCR) and this is explained further in the capital management section below. At 31 December 2022, the estimated shareholder surplus above the GPCR was $15.6 billion[12] (31 December 2021: $17.5 billion[9]) and cover ratio 307 per cent[13] (31 December 2021: 320 per cent[9]). The surplus reduced due to adverse market movements in the year, reducing available capital more than the reduction in capital requirements.

During the year, the Group adopted both HK RBC for the Hong Kong business and the China Risk Oriented Solvency System Phase II (C-ROSS II) requirements in the Chinese Mainland with an improvement to the shareholder GWS capital surplus of total eligible group capital resources over the Group Minimum Capital Requirement (GMCR) at 1 January 2022 by $9.3 billion[14], increasing the coverage ratio[15] from 408 per cent to 545 per cent (after allowing for the debt redemption in January 2022). The GWS coverage ratio at 1 January 2022 measured on GPCR basis after the regulatory changes was 320 per cent. The Group's free surplus increased by $1.4 billion as a result of the change on 1 January 2022. This is less than the increase in GWS surplus as free surplus excludes regulatory surplus and the HK RBC technical provisions for GWS are lower than policyholder asset shares or cash surrender floors, to reflect more realistically the surplus which can be remitted. The effect of the HK RBC implementation increased EEV by $0.2 billion.

With effect from 1 January 2023, IFRS 17, the new accounting standard for insurance contracts that replaces IFRS 4, becomes effective and the Group's IFRS reporting will be prepared on this basis from half year 2023. While this is an important step for the Group and the wider insurance industry, this new accounting framework has no impact on the Group's capital generation or management, operating free surplus generation, business strategy, EEV basis results or dividend policy. Similarly, the new IFRS 17 framework has no impact on the total level of profit generated over the life of the policy, but it does change the timing of profit recognition. Upon transition from our IFRS 4 grandfathered local GAAP measures to IFRS 17, we expect an increase in opening shareholders' equity of between $1.8 billion and $2.7 billion from the $17.1 billion dollars recorded under IFRS 4 at 31 December 2021. This reflects the release of prudent margins from our legacy accounting basis, particularly in Hong Kong, recognition of the shareholders' share of the inherited estate within the with-profit funds and the net impact of timing differences in the pattern of profit recognition. We have yet to complete the production of our half-year and full-year 2022 comparatives using the IFRS 17 accounting standard but we estimate that the net impact of timing differences between the two accounting bases will decrease the adjusted IFRS 17 operating profit for 2022 by between $650 million and $850 million compared with IFRS 4. The remaining uncertainty in the estimated impact will be addressed once full-year IFRS 17 results have been completed on the end state systems. Further disclosure of the impact on 2022 results will be provided in June 2023.

IFRS profit

		Actual exchange rate		Constant exchange rate	
	2022 $m	**2021** $m	**Change** %	**2021** $m	**Change** %
Adjusted operating profit based on longer-term investment returns before tax from continuing operations					
CPL	**368**	343	7	329	12
Hong Kong	**1,036**	975	6	969	7
Indonesia	**343**	446	(23)	429	(20)
Malaysia	**364**	350	4	330	10
Singapore	**678**	663	2	646	5
Growth markets and other	**1,057**	932	13	880	20
Long-term business adjusted operating profit	**3,846**	3,709	4	3,583	7
Asset management	**260**	314	(17)	299	(13)
Total segment profit from continuing operations	**4,106**	4,023	2	3,882	6
Net investment income and other items	**39**	21	86	21	86
Interest payable on core structural borrowings	**(200)**	(328)	39	(328)	39
Corporate expenditure	**(276)**	(298)	7	(280)	1
Other income and expenditure	**(437)**	(605)	28	(587)	26
Total adjusted operating profit before tax and restructuring and IFRS 17 implementation costs	**3,669**	3,418	7	3,295	11
Restructuring and IFRS 17 implementation costs	**(294)**	(185)	(59)	(178)	(65)
Total adjusted operating profit before tax	**3,375**	3,233	4	3,117	8
Non-operating items:					
Short-term fluctuations in investment returns on shareholder-backed business	**(1,915)**	(458)	(318)	(435)	(340)
Amortisation of acquisition accounting adjustments	**(10)**	(5)	(100)	(5)	(100)
Profit (loss) attaching to corporate transactions	**11**	(94)	n/a	(91)	n/a
Profit from continuing operations before tax attributable to shareholders	**1,461**	2,676	(45)	2,586	(44)
Tax charge attributable to shareholders' returns	**(454)**	(462)	2	(443)	(2)
Profit from continuing operations for the year	**1,007**	2,214	(55)	2,143	(53)
Loss from discontinued operations for the year, net of related tax	**–**	(5,027)	n/a	(5,027)	n/a
Profit (loss) for the year	**1,007**	(2,813)	n/a	(2,884)	n/a

IFRS earnings per share

		Actual exchange rate		Constant exchange rate	
	2022 cents	**2021** cents	**Change** %	**2021** cents	**Change** %
Basic earnings per share based on adjusted operating profit after tax from continuing operations	**100.5**	101.5	(1)	97.7	3
Basic earnings per share based on:					
Total profit after tax from continuing operations	**36.5**	83.4	(56)	80.6	(55)
Total loss after tax from discontinued operations	**–**	(161.1)	n/a	(161.2)	n/a

Segment profit from continuing insurance and asset management business increased by 6 per cent[4] to $4,106 million despite a challenging environment over recent periods. All our major long-term business segments, other than Indonesia, delivered growth, demonstrating the resilient and diversified nature of our business. The 7 per cent[4] growth in the adjusted operating profit of our long-term business was partially offset by a decline in Eastspring's adjusted operating profit following adverse market movements and seed capital losses over the year. After allowing for a 26 per cent[4] reduction in central expenditure and higher restructuring and IFRS 17 implementation costs, total adjusted operating profit before tax increased to $3,375 million, an 8 per cent[4] increase compared with 2021.

CPL, our joint venture business in the Chinese Mainland, delivered a 12 per cent[4] increase in adjusted operating profit to $368 million reflecting growth in the underlying in-force portfolio from higher sales volumes in recent years and improved operating experience during the year.

In Hong Kong, our adjusted operating profit increased by 7 per cent[4] to $1,036 million benefiting from the accumulating nature of the asset shares underpinning our flagship critical illness product, higher levels of profits from our with-profits business given the ageing of certain cohorts, and the impact from changes to underlying product profit profiles as a result of the adoption of the risk-based capital regime previously discussed.

In Indonesia, adjusted operating profit reduced by (20) per cent[4] to $343 million reflecting lower new business sales in recent years, lower fee income from unit-linked business due to adverse market movements and higher medical claims levels, specifically in the second half of the year, as the country emerged from the restrictions of the pandemic and policyholders felt more comfortable in undertaking usual medical activity.

In Malaysia, adjusted operating profit registered growth of 10 per cent[4] to $364 million supported by the growth of our in-force business with shareholder-backed renewal premiums increasing by 8 per cent[4].

In Singapore, adjusted operating profit increased by 5 per cent[4] to $678 million, reflecting the continued growth of our in-force business with shareholder-backed renewal premiums rising 9 per cent[4] alongside higher profits from our with-profits business, offset in part by the impact on revenue from adverse market movements.

The businesses comprising our Growth markets and other segment generated adjusted operating profit of $1,057 million, up 20 per cent[4]. This includes other items of $211 million (2021: $217 million on an actual exchange rate basis and $208 million on a constant exchange rate basis) which in 2022 comprised largely the impact of the adoption of the HK RBC (as discussed further in note C3.2 of the IFRS financial results). The adjusted operating profit for the Growth markets (excluding other items) increased by 26 per cent[4] to $846 million, driven by Thailand and India. Thailand achieved 24 per cent[4] growth in adjusted operating profit following growth in new business over recent years as we upscaled the business through our bank partnerships with TMB Thanachart Bank (TTB) and United Overseas Bank (UOB), while India saw improved claims experience in the period, following the spike in Covid-19 cases seen in 2021[16].

Long-term insurance business adjusted operating profit drivers

Profit margin analysis of long-term insurance continuing operations[17]

	2022		Actual exchange rate 2021		Constant exchange rate 2021	
	$m	Margin bps	$m	Margin bps	$m	Margin bps
Spread income	**307**	**72**	312	66	299	65
Fee income	**331**	**102**	345	103	329	103
With-profits	**160**	**20**	135	16	133	16
Insurance margin	**3,219**		2,897		2,795	
Other income	**3,429**		3,239		3,105	
Total life insurance income	**7,446**		6,928		6,661	
Expenses:						
Acquisition costs	**(2,346)**	**(53)%**	(2,085)	(50)%	(2,000)	(50)%
Administration expenses	**(1,732)**	**(230)**	(1,656)	(205)	(1,581)	(201)
DAC adjustments	**554**		566		545	
Share of related tax charges from joint ventures and associates	**(76)**		(44)		(42)	
Long-term business pre-tax adjusted operating profit	**3,846**		3,709		3,583	

Long-term business adjusted operating profit grew 7 per cent[4] to $3,846 million (2021: $3,583 million[4]), driven principally by 15 per cent[4] growth in insurance margin-related revenues. This increase arises both from the growth of our business in the current and recent years, supported by our focus on recurring premium health and protection products, and from the adoption of HK RBC in the year. While medical claims have begun to normalise (and increase) as people return to usual claim patterns post the pandemic, this has been balanced by a fall in mortality claims in the year.

Fee income increased by 1 per cent[4], reflecting premium contributions largely offset by unfavourable market movements, while spread income increased by 3 per cent[4], reflecting in-force business growth with the improvement in margin primarily driven by the impact of rising interest rates.

With-profits earnings relate to the shareholders' share in bonuses declared to policyholders. As these bonuses are typically weighted towards the end of a contract, under IFRS, with-profit earnings consequently emerge only gradually over time. The 20 per cent[4] growth in with-profits earnings reflects the ongoing growth and aging of certain cohorts within these portfolios.

Other income primarily represents amounts deducted from premiums to cover acquisition costs and administration expenses. As such, the growth of 10 per cent[4] from 2021 largely reflects premium growth in the year for our shareholder-backed business. Acquisition costs increased in the year, driven by higher APE sales as compared with the prior year. Administration expenses, including renewal commissions, increased by 10 per cent[4], reflecting in-force business growth and sales and premium tax-related provisions. Both acquisition costs and administration expenses reflect our continued investment in the business to enhance and maintain our capabilities for future growth.

Asset management

		Actual exchange rate		Constant exchange rate	
	2022 $m	**2021** $m	**Change** %	**2021** $m	**Change** %
External funds under management* ($bn)	**81.9**	94.0	(13)	87.5	(6)
Funds managed on behalf of M&G plc ($bn)	**9.3**	11.5	(19)	11.6	(20)
External funds under management ($bn)	**91.2**	105.5	(14)	99.1	(8)
Internal funds under management ($bn)	**104.1**	124.2	(16)	123.6	(16)
Internal funds under advice ($bn)	**26.1**	28.8	(9)	28.9	(10)
Total internal funds under management or advice ($bn)	**130.2**	153.0	(15)	152.5	(15)
Total funds under management or advice ($bn)	**221.4**	258.5	(14)	251.6	(12)
Total external net flows[*,18]	**(1,586)**	613	n/a	765	n/a
Analysis of adjusted operating profit					
Retail operating income	**392**	449	(13)	424	(8)
Institutional operating income	**268**	298	(10)	289	(7)
Operating income before performance-related fees	**660**	747	(12)	713	(7)
Performance-related fees	**1**	15	(93)	15	(93)
Operating income (net of commission)	**661**	762	(13)	728	(9)
Operating expense	**(360)**	(403)	11	(387)	7
Group's share of tax on joint ventures' adjusted operating profit	**(41)**	(45)	9	(42)	2
Adjusted operating profit	**260**	314	(17)	299	(13)
Adjusted operating profit after tax	**234**	284	(18)	271	(14)
Average funds under management or advice by Eastspring	**$229.4bn**	$251.7bn	(9)%	$240.9bn	(5)%
Fee margin based on operating income	**29bps**	30bps	(1)bp	30bps	(1)bp
Cost/income ratio[19]	**55%**	54%	+1ppt	54%	+1ppt

* Excluding funds managed on behalf of M&G plc.

Eastspring, the Group's asset management business, had total funds under management or advice[20] of $221.4 billion at 31 December 2022 (31 December 2021: $251.6 billion on a constant exchange rate basis). Compared with 2021, Eastspring's average funds under management or advice decreased by (5) per cent[4] to $229.4 billion (2021: $240.9 billion[4]), reflecting adverse market movements during the year, partially offset by net inflows.

We saw total net inflows of $4.5 billion over 2022 (2021: $5.8 billion[4]) which included internal net inflows from our insurance businesses totalling $7.8 billion (2021: $10.4 billion[4]). These flows were partially offset by third-party outflows (excluding money market funds and funds managed on behalf of M&G plc) of $(1.6) billion (2021: net inflows of $0.8 billion[4]), primarily from our bond funds in the retail business following increases in interest rates throughout the year, and $(0.8) billion (2021: $(3.9) billion[4]) of net outflows from funds managed on behalf of M&G plc.

Eastspring's adjusted operating profit of $260 million was down (13) per cent[4] compared with the prior year, reflecting a decline in the average funds under management or advice and losses on shareholder investments including seed capital in its retail funds, compared with gains in 2021. Operating income before gains and losses on shareholder investments and performance related fees was (4) per cent[4] lower, reflecting a (5) per cent[4] decline in average funds under management or advice. Despite a 7 per cent[4] reduction in operating costs, the cost/income ratio increased marginally to 55 per cent (2021: 54 per cent[4]) due to the effect of mark-to-market movements on shareholders' investments.

Other income and expenditure

Central costs (before restructuring and IFRS 17 implementation costs) were 26 per cent[4] lower than the prior period reflecting the benefit of the debt reduction programme completed in January 2022. Interest payable on core structural borrowings reduced by $128 million compared with 2021. Total head office expenditure was $(276) million (2021: $(280) million[4]) and the Group has completed its programme to deliver a targeted reduction in central operating expenses of around $70 million[10] of cost savings from 2023. Net investment income and other items for the year was $39 million (2021: $21 million[4]).

Restructuring costs of $(294) million (2021: $(178) million[4]) reflect the Group's substantial and ongoing IFRS 17 project, and one-off costs associated with cost saving, regulatory and other initiatives in our business. IFRS 17 costs are expected to remain elevated until the standard is fully implemented in 2023.

IFRS basis non-operating items

Non-operating items from continuing operations in the year consist mainly of negative short-term fluctuations in investment returns on shareholder-backed business of $(1,915) million (2021: $(435) million[4]) and a gain of $11 million from corporate transactions (2021: loss of $(91) million[4]).

The increase in the level of short-term fluctuations reflects the significant increase in interest rates during the year compared with 2021 and the fall in equity markets during the year, compared with equity market gains in 2021. Decreases in bond values from rising interest rates are not fully offset by reductions in policyholder liabilities as assets held will exceed liabilities, given the need to hold capital in line with local regulations, while some regimes have policyholder liabilities that do not directly reflect changes in interest rates or reprice more slowly than assets. This loss was offset in part from the benefit arising from the early adoption of the HK RBC.

The adverse movements in investment returns largely occurred in Hong Kong and the Chinese Mainland and resulted in the losses after tax for those segments.

Corporate transactions include a $62 million realised gain from the sale of 8.7 million shares in Jackson Financial Inc. during 2022. At 31 December 2022, we held 9.2 per cent of the shares[21] in Jackson Financial Inc. which had a fair value of $266 million. Further information on corporate transactions is presented in note D1.1 to the IFRS financial results.

IFRS effective tax rates for continuing operations

In 2022, the effective tax rate on adjusted operating profit was 18 per cent, broadly aligned with the prior year rate of 17 per cent.

The effective tax rate on total IFRS profit in 2022 was 31 per cent (2021: 17 per cent), reflecting the adverse impact of investment losses on which no tax credit is recognised.

From 2024 onwards, the effective tax rate on adjusted operating profit is likely to be impacted by a combination of the Organisation for Economic Co-operation and Development (OECD) proposals to implement a global minimum tax rate of 15 per cent and some jurisdictions where Prudential operates implementing a domestic minimum tax based on the OECD proposals. Through 2021, 2022 and early 2023, the OECD has issued model rules, guidance and a number of supplementary documents. Further OECD documents are expected during the course of 2023. A number of jurisdictions where Prudential has operations either have already issued or intend to issue draft legislation to implement the OECD rules into domestic tax law. Detailed analysis and consideration of all of these documents is ongoing.

Total tax contributions from continuing operations

The Group continues to make significant tax contributions in the jurisdictions in which it operates, with $1,009 million remitted to tax authorities in 2022. This was similar to the equivalent amount of $1,071 million[9] remitted in 2021 after allowing for movements in exchange rates.

Change of tax residence of Prudential plc

In 2022 the Prudential Board decided, in the context of having demerged M&G plc in 2019 and Jackson Financial Inc. in 2021 and its now exclusive focus on the growth markets of Asia and Africa, that the roles of the Chief Executive Officer and Group Chief Financial Officer would be based in Asia, where Prudential's largest businesses, the Group's regulator and the rest of the senior management team are located. As a result of these actions the tax residence of Prudential plc has changed to Hong Kong with effect from 3 March 2023. This is an immediate consequence of a Board meeting of that date in Hong Kong, where the Board now regularly meets, and also the commencement of the new Chief Executive Officer's employment in Hong Kong on 25 February 2023. The change of tax residence to Hong Kong is not expected to impact materially the Group's total corporate income tax payment amounts or the location of those payments. Of the $1,009 million total taxes remitted in 2022, over $950 million related to our Asian and African insurance and asset management businesses who pay and collect taxes where they do business and where they make investments. None of these tax remittances will be affected by Prudential plc changing tax residence. This change does not impact Prudential plc's legal structure or place of incorporation which remains in the UK. Further detail, including tax guidance for relevant shareholders, can be found at www.prudentialplc.com.

Tax strategy

The Group publishes its tax strategy annually which, in addition to complying with the mandatory UK (Finance Act 2016) requirements, also includes a number of additional disclosures, including a country-by-country disclosure of revenues, profits, average employee numbers and taxes for all jurisdictions where more than $5 million tax was paid. This disclosure is included as a way of demonstrating that our tax footprint (ie where we pay taxes) is consistent with our business footprint. An updated version of the tax strategy, including 2022 data, will be available on the Group's website before 31 May 2023.

Shareholders' equity

Group IFRS shareholders' equity

	2022 $m	**2021** $m
Adjusted operating profit after tax attributable to shareholders from continuing operations	**2,750**	2,668
Profit from continuing operations for the year	**1,007**	2,214
Less non-controlling interest from continuing operations	**(9)**	(22)
Profit after tax for the year attributable to shareholders from continuing operations	**998**	2,192
Net decrease in shareholders' equity from discontinued operations (see note D1.2 in the IFRS financial results)	**–**	(6,283)
Demerger dividend in-specie of Jackson	**–**	(1,735)
Exchange movements, net of related tax	**(531)**	(165)
Other external dividends	**(474)**	(421)
Issue of equity shares	**(4)**	2,382
Other (including revaluation of Jackson residual interest since demerger)	**(117)**	240
Decrease in shareholders' equity	**(128)**	(3,790)
Shareholders' equity at beginning of the year	**17,088**	20,878
Shareholders' equity at end of the year	**16,960**	17,088
Shareholders' value per share[19]	**617¢**	622¢

Group IFRS shareholders' equity decreased marginally to $17.0 billion at 31 December 2022, reflecting profit generated during the year, offset by dividend payments of $(0.5) billion, adverse exchange movements of $(0.5) billion and movements including the revaluation of the residual interest in Jackson Financial Inc.

Greater China presence

Prudential has a significant footprint in the Greater China region, with businesses in the Chinese Mainland (through its holding in CPL), Hong Kong and Taiwan.

The table below demonstrates the significant proportion of the Group's financial measures that were contributed by the Greater China region:

	Gross premiums earned*		New business profit	
	2022 $m	**2021** $m	**2022** $m	**2021** $m
Total Greater China**	**13,103**	14,335	**912**	1,181
Total Group**	**27,783**	28,796	**2,184**	2,526
Percentage of total	**47%**	50%	**42%**	47%

* The gross earned premium amount shown above differs from that shown in the income statement as the above number includes the Group's share of amounts earned by associates and JVs. The gross earned premium amount reflects the Group's IFRS accounting policies. A reconciliation to the amount included in the income statements is included in note II of the Additional unaudited financial information.

** Total Greater China represents the amount contributed by the long-term business in Hong Kong, Taiwan and the Group's share of the amounts earned by CPL. The Group total includes the Group's share of the amounts earned by all long-term business joint ventures and associates.

EEV basis results

EEV basis results from continuing operations

		Actual exchange rate		Constant exchange rate	
	2022 $m	**2021** $m	**Change** %	**2021** $m	**Change** %
New business profit	**2,184**	2,526	(14)	2,443	(11)
Profit from in-force business	**2,358**	1,630	45	1,588	48
Operating profit from long-term business	**4,542**	4,156	9	4,032	13
Asset management	**234**	284	(18)	271	(14)
Other income and expenditure[22]	**(824)**	(897)	8	(874)	6
Operating profit for the year from continuing operations	**3,952**	3,543	12	3,429	15
Non-operating loss	**(7,523)**	(306)	(2,358)	(261)	(2,782)
(Loss) profit for the year from continuing operations	**(3,571)**	3,237	(210)	3,168	(213)
Dividends paid	**(474)**	(421)			
Share capital issued	**(4)**	2,382			
Foreign exchange movements	**(1,195)**	(460)			
Other movements	**(156)**	691			
Net (decrease) increase in EEV shareholders' equity from continuing operations	**(5,400)**	5,429			
EEV shareholders' equity from continuing operations at 1 Jan	**47,355**	41,926			
Effect of HK RBC	**229**	–			
EEV shareholders' equity from continuing operations at 31 Dec	**42,184**	47,355			
% New business profit/average EEV shareholders' equity for continuing long-term business operations*	**5%**	6%			
% Operating profit/average EEV shareholders' equity for continuing operations	**9%**	8%			

* Excluding goodwill attributable to equity holders.

		Actual exchange rate
EEV shareholders' equity	**31 Dec 2022** $m	**31 Dec 2021** $m
Represented by:		
CPL	**3,259**	3,114
Hong Kong	**16,576**	21,460
Indonesia	**1,833**	2,237
Malaysia	**3,695**	3,841
Singapore	**6,806**	7,732
Growth markets and other	**6,688**	6,262
Embedded value from long-term business excluding goodwill	**38,857**	44,646
Asset management and other excluding goodwill	**2,565**	1,931
Goodwill attributable to equity holders	**762**	778
Group EEV shareholders' equity	**42,184**	47,355
EEV shareholders' equity per share	**1,534¢**	1,725¢

EEV new business profit and APE new business sales (APE sales)

	2022 $m		Actual exchange rate 2021 $m		Actual exchange rate Change %		Constant exchange rate 2021 $m		Constant exchange rate Change %	
	APE sales	New business profit	APE sales	New business profit	APE sales	New business profit	APE sales	New business profit	APE sales	New business profit
CPL	**884**	**387**	776	352	14	10	743	337	19	15
Hong Kong	**522**	**384**	550	736	(5)	(48)	546	731	(4)	(47)
Indonesia	**247**	**125**	252	125	(2)	–	243	120	2	4
Malaysia	**359**	**159**	461	232	(22)	(31)	434	219	(17)	(27)
Singapore	**770**	**499**	743	523	4	(5)	724	510	6	(2)
Growth markets and other	**1,611**	**630**	1,412	558	14	13	1,323	526	22	20
Total	**4,393**	**2,184**	4,194	2,526	5	(14)	4,013	2,443	9	(11)
Total new business margin		**50%**		60%				61%		

EEV operating profit from continuing operations increased by 15 per cent[4] to $3,952 million, reflecting increased operating profit from the in-force business and an improvement in central costs; partially offset by a decline in the contribution from new business profit and lower profit from the asset management business. The operating return on embedded value was 9 per cent (2021: 8 per cent[9]).

The profit from long-term business is driven by the expected return and effects of operating assumption changes and operating experience variances. The expected return increased 50 per cent[4] to $2,559 million, reflecting the combined effects of underlying business growth and, more significantly, the impact of higher interest rates. Operating assumption changes and experience variances were negative $(201) million on a net basis compared with $(116) million[4] in 2021, reflecting a lower level of favourable assumption changes in the current year.

APE sales increased by 9 per cent[4] to $4,393 million and related new business profit decreased by (11) per cent[4], reflecting the impact of higher interest rates and business mix effects. Excluding economic effects new business profit was $2,357 million, a fall of (4) per cent[4] from the prior year. Detailed discussion of new business performance by segment is presented in the Strategic and operating review.

The non-operating loss of $(7,523) million (2021: loss of $(261) million[4]) is driven largely by rising interest rates and falling equity markets over the year leading to reduced asset values with a consequential impact on future profits. Higher interest rates also increased risk discount rates, which have a negative effect on health and protection profits. This negative effect more than outweighed the benefit on our savings products of increases to the assumed level of future investment returns.

Overall, EEV shareholders' equity from continuing operations decreased at 31 December 2022 to $42.2 billion (31 December 2021: $47.4 billion[9]). Of this, $38.9 billion (31 December 2021: $44.6 billion[9]) relates to the long-term business. This amount includes our share of our India associate valued using embedded value principles. The market capitalisation of this associate at 31 December 2022 was circa $7.8 billion, which compares with a publicly reported embedded value of circa $4.0 billion at 30 September 2022.

EEV shareholders' equity on a per share basis at 31 December 2022 was 1,534 cents (31 December 2021: 1,725 cents[9]).

Group free surplus generation from continuing operations

Free surplus is the metric we use to measure the internal cash generation of our business operations and broadly reflects the amount of money available to our operational businesses for investing in new business, strengthening our capacity and capabilities to grow the business, and potentially paying returns to the Group. For our insurance businesses it largely represents the Group's available regulatory capital resources after allowing for the prescribed required regulatory capital held to support the policies in issue, with a number of adjustments so that the free surplus better reflects resources potentially available for distribution to the Group. For our asset management businesses, Group holding companies and other non-insurance companies, the measure is based on IFRS net assets with certain adjustments, including to exclude accounting goodwill and to align the treatment of capital with our regulatory basis. Operating free surplus generation represents amounts emerging from the in-force business during the year, net of amounts reinvested in writing new business. For asset management businesses, it equates to post-tax adjusted operating profit for the year. Further information is contained in note 8.1(e) of the EEV basis results.

Analysis of movement in Group free surplus

		Actual exchange rate		Constant exchange rate	
	2022 $m	2021 $m	Change %	2021 $m	Change %
Expected transfer from in-force business and return on existing free surplus	2,753	2,497	10	2,408	14
Changes in operating assumptions and experience variances	(227)	(173)	(31)	(158)	(44)
Operating free surplus generated from long-term business before restructuring costs	**2,526**	2,324	9	2,249	12
Investment in new business	(567)	(537)	(6)	(516)	(10)
Asset management	234	284	(18)	271	(14)
Operating free surplus generated from life business and asset management before restructuring costs	**2,193**	2,071	6	2,004	9
Central costs and eliminations (net of tax):					
Net interest paid on core structural borrowings	(200)	(328)	39	(328)	39
Corporate expenditure	(276)	(292)	5	(261)	(6)
Other items and eliminations	(66)	(103)	36	(118)	44
Restructuring and IFRS 17 implementation costs (net of tax)	(277)	(169)	(64)	(162)	(71)
Net Group operating free surplus generated for continuing operations	**1,374**	1,179	17	1,135	21
Non-operating and other movements, including foreign exchange	(2,367)	330			
Recognition of residual interest in Jackson at demerger	–	493			
External cash dividends	(474)	(421)			
Share capital issued	(4)	2,382			
Treatment of grandfathered debt instruments under the GWS Framework[23]	–	1,995			
(Decrease) increase in Group free surplus from continuing operations before net subordinated debt redemption	**(1,471)**	5,958			
Net subordinated debt redemption	(1,699)	(232)			
(Decrease) increase in Group free surplus from continuing operations before amounts attributable to non-controlling interests	**(3,170)**	5,726			
Change in amounts attributable to non-controlling interests	(10)	(21)			
Free surplus at 1 Jan from continuing operations	14,049	8,344			
Effect of HK RBC	1,360	–			
Free surplus at 31 Dec from continuing operations	**12,229**	14,049			
Free surplus at 31 Dec excluding distribution rights and other intangibles	**8,390**	10,083			

Our Group generated an operating free surplus from insurance and asset management operations before restructuring costs of $2,193 million, up 9 per cent[4], largely reflecting the underlying business growth from our in-force insurance book and positive effects of interest rates. The cost of investment in new business increased by 10 per cent[4] broadly in line with the increase in APE sales of 9 per cent[4], with the benefit from regulatory changes in Hong Kong and higher interest rates offset by changes in business mix. After allowing for lower interest payments on the Group's central debt and higher restructuring and IFRS 17 costs, total Group free surplus generation was up 21 per cent[4] to $1,374 million.

Operating free surplus generated was offset by the negative impact of market and currency movements in the period. After allowing for these losses, the redemption of debt (which is treated as capital for free surplus purposes), the external dividend payment and the $1.4 billion benefit from adopting HK RBC at 1 January 2022, free surplus at 31 December 2022 was $12.2 billion. Excluding distribution rights and other intangibles it was $8.4 billion. In January 2023 Group free surplus was reduced by $0.4 billion following the redemption of a £300 million senior bond.

Dividend

Reflecting the Group's capital allocation priorities, a portion of capital generation will be retained for reinvestment in the business, and dividends will be determined primarily based on the Group's operating capital generation after allowing for the capital strain of writing new business and recurring central costs. Dividends are expected to grow broadly in line with the growth in the Group's operating free surplus generation net of right-sized central costs, and will be set taking into account financial prospects, investment opportunities and market conditions.

The Board has approved a 2022 second interim cash dividend of 13.04 cents per share (2021: 11.86 cents per share[9]). Combined with the first interim cash dividend of 5.74 cents per share (2021: 5.37 cents per share[9]), the Group's total 2022 cash dividend is 18.78 cents per share (2021: 17.23 cents per share[9]), an increase of 9 per cent[9].

Group capital position

Prudential applies the Insurance (Group Capital) Rules set out in the GWS Framework issued by the Hong Kong Insurance Authority to determine Group regulatory capital requirements (both minimum and prescribed levels). The GWS Group capital adequacy requirements require that total eligible Group capital resources are not less than the GPCR and that GWS Tier 1 group capital resources are not less than the GMCR. In line with the changes at half year 2022 and the updated GWS disclosure guidelines issued by the Hong Kong Insurance Authority in December 2022, the GWS capital disclosures present the Group capital position by comparing the total eligible group capital resources to the GPCR, aligned with the basis of our EEV capital requirements. In addition, the total regulatory Tier 1 capital resources relative to the GMCR is also disclosed. More information is set out in note I(i) of the Additional unaudited financial information.

The Group holds material participating business in Hong Kong, Singapore and Malaysia. Alongside the regulatory GWS capital basis, a shareholder GWS capital basis is also presented which excludes the contribution to the Group GWS eligible group capital resources, the GMCR and the GPCR from these participating funds.

During the year, Group adopted C-ROSS Phase II requirements in the Chinese Mainland and the HK RBC for the Hong Kong business following the receipt of approval from the Hong Kong Insurance Authority to early-adopt the new Risk-Based Capital regime effective from 1 January 2022. These changes are estimated to have increased the GWS shareholder surplus over the GMCR by $9.3 billion[14] and to have increased the corresponding coverage ratio from 408 per cent to 545 per cent[15] as at 31 December 2021, after allowing for the $1.7 billion debt redemption in January 2022. As at 31 December 2021 the corresponding GWS shareholder capital surplus over the GPCR is estimated to have been $17.5 billion[12] with a corresponding GWS coverage ratio of 320 per cent[13]. When including the contribution from ring-fenced policyholder funds, the total surplus over the GPCR is estimated to have been $21.4 billion[12], with a corresponding GWS coverage ratio of 204 per cent[13].

As at 31 December 2022, the estimated shareholder GWS capital surplus over the GPCR is $15.6 billion[12] (31 December 2021: $17.5 billion[9]), representing a coverage ratio of 307 per cent[13] (31 December 2021: 320 per cent[9]) and the estimated total GWS capital surplus over the GPCR is $18.1 billion[12] (31 December 2021: $21.4 billion[9]) representing a coverage ratio of 202 per cent[13] (31 December 2021: 204 per cent[9]). The estimated Group Tier 1 capital resources are $17.4 billion[25] with estimated GWS Tier 1 surplus over the GMCR of $12.1 billion[14] (31 December 2021: $14.9 billion[9]), representing a coverage ratio of 328 per cent[15] (31 December 2021: 328 per cent[9]).

The Group shareholder GWS capital surplus over the GPCR reduced by $(1.9) billion[9] to $15.6 billion at 31 December 2022. Operating capital generation in the period was $1.4 billion after allowing for central costs and investment in new business. The impact of non-operating and other items, including market movements, were negative overall and reduced surplus by $(2.8) billion. Dividends of $0.5 billion were paid to shareholders in respect of the 2022 first interim dividend.

The Group's GWS position is resilient to external macroeconomic movements as demonstrated by the sensitivity disclosure contained in note I(i) of the Additional unaudited financial information, alongside further information on the GWS measure.

	31 Dec 2022 (post regulatory updates)			31 Dec 2021[24] (post regulatory updates)		
	Shareholder	Policyholder*	Total†	Shareholder	Policyholder*	Total†
Group capital resources ($bn)	**23.2**	**12.6**	**35.8**	25.5	16.5	42.0
of which: Tier 1 capital resources[25] ($bn)	**15.9**	**1.5**	**17.4**	17.9	3.5	21.4
Group Minimum Capital Requirement ($bn)	**4.4**	**0.9**	**5.3**	4.7	1.8	6.5
Group Prescribed Capital Requirement ($bn)	**7.6**	**10.1**	**17.7**	8.0	12.6	20.6
GWS capital surplus over GPCR ($bn)	**15.6**	**2.5**	**18.1**	17.5	3.9	21.4
GWS coverage ratio over GPCR (%)	**307%**		**202%**	320%		204%
GWS coverage ratio (over GMCR) (%)			**12.1**			14.9
GWS Tier 1 coverage ratio over GMCR (%)			**328%**			328%

* This allows for any associated diversification impacts between the shareholder and policyholder positions reflected in the total company results where relevant.

† The total company GWS coverage ratio over GPCR presented above represents the eligible group capital resources coverage ratio as set out in the GWS framework while the total company GWS tier 1 coverage ratio over GMCR represents the tier 1 group capital coverage ratio.

The 31 December 2022 GWS capital results do not reflect the impact of the redemption of $0.4 billion of senior debt in January 2023. Allowing for this redemption reduces the shareholder GWS capital surplus over GPCR to $15.2 billion with a coverage ratio of 302 per cent and reduces the total GWS capital surplus over GPCR to $17.7 billion with a coverage ratio of 200 per cent. The total GWS Tier 1 over GMCR capital position is unaffected by this redemption.

GWS risk appetite and capital management

The Group's capital management framework focuses on achieving sustainable, profitable growth and retaining a resilient balance sheet.

The Group monitors regulatory capital, economic capital and rating agency capital metrics and manages the business within its risk appetite by remaining within its economic and regulatory capital limits. In respect of regulatory capital limits, a capital buffer above the GPCR is held to ensure the Group can withstand volatility in markets and operational experience, with capital resources remaining sufficient to cover the GPCR even after significant stresses. The calibration of the capital buffer reflects the Group's risk profile and the external economic environment, and is set and reviewed regularly by the Board.

Typically, this requires a Group shareholder coverage ratio of above 150 per cent of the shareholder GPCR to be maintained and de-risking management actions will be taken as necessary to maintain this buffer. No maximum limit on the GWS coverage ratio has been set. While the GWS shareholder capital position is a key metric for assessing regulatory solvency, and for risk management, there are some elements of the shareholder GWS capital surplus which will only become available as cash flow for distribution over time. The Group's Free Surplus metric is a better measure of the shareholder capital available for distribution, and is used as the primary metric for assessing the Group's sources and uses of capital in the Group's capital management framework, and underpinning the Group's dividend policy.

At 31 December 2022, the Group's Free Surplus stock (excluding distribution rights and other intangibles) was $8.4 billion, compared with the GWS shareholder surplus of $15.6 billion and a reconciliation is shown in note I(i) of the Additional unaudited financial information.

The uses of capital, for both organic and inorganic opportunities, are assessed by reference to expected shareholder returns and payback periods, relative to risk-adjusted hurdle rates which are set centrally.

Reflecting the Group's capital allocation priorities, a portion of the free surplus generated in each period will be retained for reinvestment in the business, and dividends will be determined primarily based on the Group's operating free surplus generation after allowing for the capital strain of writing new business and recurring central costs (on a right-sized basis). To the extent that free surplus arises which is not required to support organic and inorganic growth opportunities, consideration will be given to returning capital to shareholders.

Separate from the capital management framework applied for shareholder-owned capital, the capital held in ring-fenced with-profits funds supports policyholder investment freedom, which increases expected returns for our with-profits funds' customers. GWS policyholder capital surplus is not available for distribution out of the ring-fenced funds other than as a defined proportion distributable to shareholders when policyholder bonuses are declared. Policyholder fund capital surplus is deployed over time to increase investment risk in the with-profits funds in order to target higher customer returns, or distributed as higher customer bonuses, in line with the specific with-profits bonus policies which apply to each ring-fenced fund. The result of applying these policies is that the aggregate policyholder fund GPCR coverage ratio is typically lower than the GPCR shareholder coverage ratio.

The total GWS coverage ratio, which is an aggregate of the policyholder and shareholder capital positions, is therefore usually lower than the shareholder coverage ratio, but also less sensitive in stress scenarios, as is shown in the GWS sensitivity analysis section above as at 31 December 2022. The total GWS coverage ratio is the Group's regulatory solvency metric to which Group supervision applies, and this total regulatory coverage ratio is managed to ensure it remains above the GPCR by applying separate shareholder and policyholder risk appetite limits, as described above.

Financing and liquidity

At 31 December 2022, the Group's net gearing ratio as defined in the table below was 7 per cent, after reflecting the refined definition of holding company cash and short-term investments as discussed below, but excluding the impact of the redemption on 20 January 2023 of the £300 million senior bond, with a carrying value of $361 million at 31 December 2022. The Group manages its leverage on a Moody's total leverage basis, which differs from the above by taking into account gross debt, including commercial paper, and also allows for a proportion of the surplus within the Group's with-profits funds. We estimate the Moody's total leverage at 31 December 2022 to be 21 per cent (31 December 2021: 26 per cent[9]). After allowing for the redemption in January 2023 of the £300 million senior bond we estimate that Moody's total leverage would be 20 per cent.

Prudential is targeting a Moody's total leverage ratio of around 20 to 25 per cent over the medium term. Prudential may operate outside this range temporarily to take advantage of growth opportunities with attractive risk-adjusted returns as they arise, while still preserving its strong credit ratings.

Prudential seeks to maintain its financial strength rating with applicable credit rating agencies, which derives, in part, from its high level of financial flexibility to issue debt and equity instruments, which is intended to be maintained in the future.

Net core structural borrowings of shareholder-financed businesses

	31 Dec 2022 $m			31 Dec 2021 $m		
	IFRS basis	Mark-to-market value	EEV basis	IFRS basis	Mark-to-market value	EEV basis
Borrowings of shareholder-financed businesses	**4,261**	**(427)**	**3,834**	6,127	438	6,565
Less: holding company cash and short-term investments[26]	**(3,057)**	**–**	**(3,057)**	(3,572)	–	(3,572)
Net core structural borrowings of shareholder-financed businesses	**1,204**	**(427)**	**777**	2,555	438	2,993
Net gearing ratio*	**7%**			13%		

* Net core structural borrowings from continuing operations as proportion of IFRS shareholders' equity from continuing operations plus net core structural borrowings from continuing operations, as set out in note II of the Additional unaudited financial information.

The total borrowings of the shareholder-financed businesses from continuing operations were $4.3 billion at 31 December 2022 and the Group had central cash resources of $3.1 billion[26] at the same date resulting in net core structural borrowings of the shareholder-financed businesses of $1.2 billion. We have complied with all of the covenants and undertakings of our core structural borrowings and have not modified any of their terms during 2022.

The Group has two securities that reach maturity in 2023; the £300 million senior bonds that were redeemed on 20 January 2023 and a €20 million medium-term note that falls due in July 2023. In addition, the Group has a $750 million perpetual note that reached its first call date in January 2023 at which time the Group's management elected not to call it. We retain the right to call this security at par on a quarterly basis hereafter. The Group's remaining securities have contractual maturities that fall between 2029 and 2033. Further analysis of the maturity profile of borrowings is presented in note C2.3 to the IFRS financial results.

In addition to its net core structural borrowings of shareholder-financed businesses set out above, the Group is able to access funding via the medium-term note programme, the US shelf programme (the platform for issuance of SEC registered bonds in the US market), a commercial paper programme and committed revolving credit facilities. All of these are available for general corporate purposes. Proceeds from the Group's commercial paper programme are not included in the holding company cash and short-term investment balance.

Prudential plc has maintained a consistent presence as an issuer in the commercial paper market for the past decade and had $501 million in issue at 31 December 2022 (31 December 2021: $500 million[9]).

As at 31 December 2022, the Group had a total of $2.6 billion of undrawn committed facilities, expiring in 2026. Apart from small drawdowns to test the process, these facilities have never been drawn, and there were no amounts outstanding at 31 December 2022.

Cash remittances

Holding company cash flow

	2022 $m	Actual exchange rate 2021 $m	Actual exchange rate Change %
Net cash remitted by business units[27]	**1,304**	1,451	(10)
Net interest paid	**(204)**	(314)	35
Corporate expenditure[28]	**(232)**	(322)	28
Centrally funded recurring bancassurance fees	**(220)**	(176)	(25)
Total central outflows	**(656)**	(812)	19
Holding company cash flow before dividends and other movements	**648**	639	
Dividends paid	**(474)**	(421)	
Operating holding company cash flow after dividends but before other movements	**174**	218	
Issuance and redemption of debt	**(1,729)**	(255)	
Hong Kong public offer and international placing	**–**	2,374	
Other corporate activities	**248**	(199)	
US demerger costs	**–**	(30)	
Total other movements	**(1,481)**	1,890	
Total holding company cash flow	**(1,307)**	2,108	
Cash and short-term investments at the beginning of the year	**3,572**	1,463	
Foreign exchange and other movements	**(113)**	1	
Inclusion of amounts at 31 Dec from additional centrally managed entities	**905**	–	
Cash and short-term investments at the end of the year	**3,057**	3,572	

Remittances from our businesses were $1,304 million (2021: $1,451 million[9]). Remittances were used to meet central outflows of $(656) million (2021: $(812) million[9]) and to pay dividends of $(474) million. Central outflows include net interest paid of $(204) million (2021: $(314) million[9]), corporate expenditure of $(232) million (2021: $(322) million[9]) and centrally funded recurring bancassurance fees of $(220) million (2021: $(176) million[9]).

Other cash flow movements included net receipts from other corporate activities of $248 million (2021: $(199) million[9] net payments) comprising proceeds of $315 million received from the sales of shares in Jackson Financial Inc. together with dividends from Jackson Financial Inc., partially offset by cash provided for investment by the businesses mainly in digital infrastructure. Our debt redemption and refinancing programme was completed in January 2022 at a cost of $1,725 million. We also settled a bank loan in the year funded by the issue of new senior debt at a net outflow of $4 million.

The definition of holding company cash and short-term investments has been updated, with effect from 31 December 2022, following the combination of the Group's London office and Asia regional office into a single Group Head Office in 2022. This updated definition includes all cash and short-term investments held by central holding and service companies, including amounts previously managed on a regional basis. These balances are now being centrally managed by the Group's Treasury function. This refinement increased holding company cash and short-term investment balances by $0.9 billion at 31 December 2022. After reflecting this refinement, cash and short-term investments totalled $3.1 billion at 31 December 2022 (31 December 2021: $3.6 billion[9]). The redemption of debt in January 2023 reduced this balance by $371 million.

The Group will continue to seek to manage its financial condition such that it has sufficient resources available to provide a buffer to support the retained businesses in stress scenarios and to provide liquidity to service central outflows.

Notes

1 APE sales is a measure of new business activity that comprises the aggregate of annualised regular premiums and one-tenth of single premiums on new business written during the year for all insurance products, including premiums for contracts designated as investment contracts under IFRS 4. It is not representative of premium income recorded in the IFRS financial results. See note II of the Additional unaudited financial information for further explanation.

2 For insurance operations, operating free surplus generated represents amounts emerging from the in-force business during the year net of amounts reinvested in writing new business and excludes non-operating items. For asset management businesses, it equates to post-tax operating profit for the year. Restructuring costs are presented separately from the business unit amount. Further information is set out in 'movement in Group free surplus' of the EEV basis results.

3 'Adjusted operating profit' refers to adjusted IFRS operating profit based on longer-term investment returns from continuing operations. This alternative performance measure is reconciled to IFRS profit for the period in note B1.1 of the IFRS financial results.

4 On a constant exchange rate basis.

5 New business profit, on a post-tax basis, on business sold in the period, calculated in accordance with EEV Principles.

6 Greater China comprises of our businesses in the Chinese Mainland, Hong Kong and Taiwan.

7 South-east Asia comprises of our businesses in Asia excluding the Chinese Mainland, Hong Kong, Taiwan and India.

8 Operating return calculated as operating profit divided by the average EEV shareholders' equity for continuing operations. See note II(x) of the Additional unaudited financial information for definition and calculation.

9 On an actual exchange rate basis.

10 As compared with full year 2021 actual expenditure of $298 million and assuming no significant change in current exchange rates.

11 Represents previously referred to $70 million costs savings from the start of 2023, compared with full year 2021 actual expenditure, together with $180 million of cost savings delivered from the start of 2021 compared with full year 2018 actual expenditure.

12 Estimated GWS capital resources in excess of the GPCR attributable to the shareholder business, before allowing for the 2022 second cash interim dividend. Prescribed capital requirements are set at the level at which the local regulator of a given entity can impose penalties, sanctions or intervention measures. The estimated GWS group capital adequacy requirements require that total eligible Group capital resources are not less than the GPCR.

13 Estimated GWS coverage ratio of capital resources over GPCR attributable to the shareholder business, before allowing for the 2022 second cash interim dividend.

14 Estimated GWS capital resources in excess of the GMCR attributable to the shareholder business, before allowing for the 2022 second cash interim dividend. Under the GWS Framework, all debt instruments (senior and subordinated) issued by Prudential plc at 30 June 2022 are included as GWS eligible group capital resources.

15 Estimated GWS coverage ratio of capital resources over GMCR attributable to shareholder business, before allowing for the 2022 second cash interim dividend.

16 Our World in Data, India confirmed Covid-19 cases.

17 For discussion on the basis of preparation of the sources of earnings in the table see note I(ii) of the Additional unaudited financial information.

18 Excludes Money Market Funds.

19 See note II of the Additional unaudited financial information for definition and reconciliation to IFRS balances.

20 Full year 2022 total funds under management or advice including external funds under management, money market funds, funds managed on behalf of M&G plc and internal funds under management or advice.

21 Jackson Financial Inc. shares held by Prudential as a percentage of Jackson Financial Inc. Shares disclosed as outstanding as at 31 December 2022.

22 Other income and expenditure includes restructuring and IFRS 17 implementation costs.

23 Debt not denominated in USD is translated using exchange rates as at 31 December 2020 for the purposes of grandfathering.

24 31 December 2021 comparative amounts include the effect of the adoption of HK RBC, C-ROSS Phase II and the redemption of $1,725 million of sub-ordinated debt completed in January 2022.

25 The classification of tiering of capital under the GWS framework reflects the different local regulatory regimes along with guidance issued by the Hong Kong IA.

26 The definition of holding company cash and short-term investments has been updated, with effect from 31 December 2022, following the combination of the Group's London office and Asia regional office into a single Group Head Office in 2022. This updated definition includes all cash and short-term investments held by central holding and service companies, including amounts previously managed on a regional basis. These balances are now being centrally managed by the Group's Treasury function.

27 Net cash amounts remitted by businesses are included in the holding company cash flow, which is disclosed in detail in note I(v) of the Additional unaudited financial information. This comprises dividends and other transfers from businesses

28 Including IFRS 17 implementation and restructuring costs paid in the year.



Enabling effective risk-based decision-making in a complex world

In the face of significant market volatility and uncertainty, Prudential's Group Risk Framework, risk appetite, and robust governance have allowed the business to manage and control its risk exposure dynamically and effectively throughout 2022, in order to achieve the Group's strategy of delivering value for our shareholders and all our stakeholders. This section explains the main risks inherent in the business and how Prudential manages those risks, with the aim of ensuring an appropriate risk profile is maintained.

1 Introduction

The Group

Following key actions taken in 2021 to reshape Prudential into an Asia and Africa-focused business, the Group has transformed its leadership structure and its strategic and operating models as it continues to enhance its focus on its customers, as well as adapting a multi-channel distribution model to reflect evolving markets and external operating conditions. The Group Risk, Compliance and Security (RCS) function continues to provide risk opinions, guidance, assurance and engagement with Prudential's Group-wide supervisor, the Hong Kong Insurance Authority (IA), on these critical activities, while overseeing the risks and implications to the ongoing business in order to ensure the Group remains within approved risk appetite, at all times, in the backdrop of increased complexity of the macroeconomic, geopolitical and regulatory environments. During 2022, the Group achieved notable milestones with the completion of all agreed transitional arrangements to fully implement the Hong Kong IA GWS Framework, the implementation of the C-ROSS II at CPL, its Chinese Mainland joint venture, and early adoption of RBC at its Hong Kong businesses.

2022 was characterised by high inflation, high interest rates and economic uncertainties, set against reconfigured national alliances and competition for energy and natural resources. The impacts to the Group are multifaceted and may be pronounced. These include increased strategic and business risks, as well as increasing insurance, product and customer conduct risks. For the Group's customers, these wider geopolitical and macroeconomic circumstances may increase uncertainty over livelihoods, elevate costs of living, and cause challenges in affordability for essential needs and services, including insurance products and perhaps at times when they may be most needed. The complexity of meeting regulatory expectations on these issues, as governments increasingly focus on them, is expected to increase. Prudential will need to meet these challenges for its business and those of its customers in a fair and equitable way. At the same time, the Group will be expected to navigate the volatile financial environment in its markets to ensure it remains robustly capitalised to sustainably deliver for the additional needs of its customers and the societies in which it operates. These are the key themes underpinning this report, with details included below.

Against this backdrop, the Group continues to effectively leverage its risk management, compliance and security experience in more mature markets, applying it to its growth markets as appropriate to their respective risks and the extent of their challenges in this changed world, and reflective of opportunities, customer issues and needs and local customs. Prudential will continue to apply the holistic and coordinated approach in managing the increasingly dynamic, multifaceted and often interconnected risks facing its businesses.

Macroeconomic and market environment

The Russia-Ukraine conflict may continue to lead to economic and market stresses being particularly intense in Europe given its dependence on Russian energy and commodities. The uncertainty on the longer-term evolution of these tensions has contributed to keeping energy and commodity prices high and volatile leading to high inflationary pressures. In early 2023, for certain markets which the Group operates, inflation appears to have peaked after having reached decades-high levels in 2022. However, there are structural risks to inflation persistence, constraining real incomes and growth to an extent capable of triggering a global recession.

Central banks, including many in Asia, in large part but at varying pace and levels, have responded to inflationary pressures with monetary policy tightening and base interest rate increases, while factoring in the impact of US Federal Reserve monetary policy on the strength of the US dollar and implications in emerging markets. This challenging inflationary environment led to wide-spread weakness across asset classes in 2022, in both fixed income and equities which posted significant losses. Sentiment was also impacted by weak demand in the property sector, and volatility in the economic outlook in the Chinese Mainland as Covid-19 restrictions continued through most of the year. The Chinese Mainland and Japan were the regional exceptions in retaining a relatively accommodative monetary policy. Global activity data was generally weaker in 2022, but showed some resilience given the record pace of tightening of financial conditions. Consumer confidence in both developed and emerging markets in Asia fell sharply and into depressed territory for much of the year, although actual spending remained at fairly stable levels, given high levels of excess savings, reopening flows and higher-than-expected fiscal stimulus.

With the rapid reopening of the Chinese Mainland market, the headwinds appear to have reached a turning point at the end of the year with policymakers announcing a relaxation of pandemic-related restrictions and the reopening of borders as well as a more convincing package of measures to stabilise the property market. However, the growth path with recovery in consumer spending, especially services, is likely to be volatile based on the experience in other countries, when restrictions were quickly released, the temporary escalation in Covid-19 cases led to an economic pause before a more sustained rebound. Furthermore, supply chains have also taken time to recover to previous levels of efficiency and capacity.

The continued strength in the US dollar against the majority of other currencies further contributed to tighter financial conditions and weaker exchange rates of a number of emerging markets in which the Group operates, adversely impacting Prudential's consolidated financial statements upon the translation of results into US dollar, the Group's reporting currency. With interest rates rising, sub-Saharan Africa has seen an increase in external debt servicing costs. The rising debt servicing burden could lead to a trade-off for governments in the region between paying down debt obligations or funding longer-term social projects.

The macroeconomic landscape and financial markets are expected to remain challenging and highly uncertain. The capital position of the Group and its local businesses has been monitored with high cadence and has remained robust throughout 2022. The full impact of the economic turbulence in 2022 is yet to fully materialise and will continue to be closely monitored by the Group.

Geopolitical landscape

The Russia-Ukraine conflict has led to a range of geopolitical implications, which remain uncertain and complex. The direct implications were regularly monitored throughout 2022 and were considered in the Group's broader scenario analysis and planning. The diplomatic consequences of the conflict have driven an adjustment (and some reinforcement) in regional security and trading blocs, with an increasing conflation of economic issues with considerations of national interest and security, and with implications for international strategic competition. The Russia-Ukraine conflict may have implications for, or result in a short-term slowing of, progress in meeting global and corporate decarbonisation targets, as markets prioritise access to sufficient primary energy sources, increasing the use of coal. In the medium term, a reduction in the reliance on external gas and oil supplies may drive an acceleration in the adoption of zero-carbon energy sources. However, challenges to supply chains, technologies and access to raw materials and energy will remain where national security concerns are heightened. Over the longer term, the conflict, and the diplomatic and economic reactions to it, could contribute to an acceleration towards 'decoupling' or the divergence of markets into more distinct trading blocs, limiting the scope for flows of people, capital and data between blocs, increasing the potential operational and reputational risks for companies continuing to trade and operate between these blocs.

The US-China relationship has been a key focus of geopolitical tension in 2022, impacted in part by the Russia-Ukraine conflict. In turn, this has exerted pressure on policymakers in other geographies, including the Asian markets in which the Group operates. Following the US mid-term Congressional elections and 20th Party Congress of the Communist Party of China in the second half of 2022, political pressures continued to indicate an increasingly divergent set of positions and strained rhetoric on matters of mutual interest, including Taiwan. The relationship remains inherently dynamic and continues to be monitored, against a backdrop of increasing strategic competition as illustrated by the US CHIPS Act and sustained bilateral criticism. While the pace of domestic regulatory reform in the Chinese Mainland abated in 2022 relative to 2021, the effects of reforms and their implementation, including those relating to technology, data usage and capital market operations, may create geopolitical implications which will require assessment, as will US legislation, which may in turn be mirrored or affect other markets' regulations related to China. Legislative or regulatory changes that adversely impact Hong Kong's economy or its international trading and economic relationships, as a key market which hosts Group head office functions, could have an adverse impact on sales and distribution and the operations of the Group.

Societal developments

Global economic uncertainties and the rise in inflation are increasingly putting pressure on household affordability and may exacerbate existing structural inequalities within societies. Government and supervisory attention is being increasingly focused on the cost of living crisis taking shape across many of the Group's markets and the contribution of the corporate sector to government tax revenues. These developments have implications for Prudential in terms of how it engages with its customers, who will, in some markets, experience real challenges in affording or maintaining insurance products at their current level of coverage. This may happen at times when that protection is needed most, and when such customers increasingly represent the vulnerable in society. In Asia, there is an increasing expectation from governments for private companies to help with affordability issues, for example, by introducing moratoria on price increases, and to extend the regulatory definitions of 'vulnerable' customers to explicitly include those in need due to the current economic pressures. Prudential will continue to carefully balance affordability and the impact on its customers with the need, and ability, to reprice products where necessary.

A high inflation environment, combined with recessionary concerns, and societal and regulatory expectations of support, may also heighten existing challenges in persistency for insurers. As has always been the case, Prudential will continue to engage with governments, regulators and supervisors on these issues. As a matter of course, the Group regularly assesses the suitability and affordability of its products, and aims to reduce their perceived complexity whilst increasing the transparency of their costs and benefits. These aims, as well as the Group's increasing focus on the sustainable digital distribution of its health and protection products via its digital platform, help to expand the financial inclusion of Prudential's products and improve customer outcomes.

Most markets have moved, at different paces, to an endemic approach in managing Covid-19. The Group looks to retain the positive changes that the pandemic accelerated, including those related to changes in traditional working practices and the use of digital services, technologies and distribution methods to customers, while monitoring and mitigating the potential increase in technology, data security or misuse and regulatory risks that these may bring. Prudential is exploring new ways of working and, as a responsible employer, is reflecting thematic trends through a coordinated suite of activities related to the upskilling of its workforce, and increasing flexibility, inclusivity and psychological safety in the workplace. The Group continues to monitor emerging social trends, including those linked to environmental change and the impacts to developing market societies associated with the transition to a lower-carbon global economy. A just and inclusive transition is central to the Group's strategy and Prudential recognises the interests from a wide range of stakeholders in the way it manages ESG and climate-related risks. The Group continues to recognise the importance of financial inclusion and the ways in which the Group's products and services meet the changing needs of affected societies. Its risk management framework continues to evolve to manage the changing nature of these wide-ranging risks, including activities to promote a transparent culture, and active encouragement of open discussion and learnings from mistakes.

Regulations

Prudential operates in highly regulated markets, and as the nature and focus of regulations and laws evolve, the complexity of regulatory compliance (including with respect to economic sanctions, anti-money laundering and anti-corruption) continues to increase and represents a challenge for international businesses. Geopolitical tensions including the Russia-Ukraine conflict have increased uncertainties and the long-term complexity of legal and regulatory compliance for Prudential's businesses operating across multiple jurisdictions. Whilst the complexity of sanctions driven by the geopolitical conflicts is elevated, the Group is experienced in managing this and has in place risk tolerance frameworks to deal with complex and conflicting risk trade-offs to guide executive decisions.

The rapid pace and high volume of regulatory changes and interventions, and swiftness of their application including those driven by the financial services industry, have the potential to increase strategic and regulatory risks for the Group's businesses. There has been an increased regulatory focus by Prudential's Group-wide supervisor, the Hong Kong IA, in particular on customer experience, investment management, governance and sustainability and climate-related topics. In the Chinese Mainland, various policy and regulatory developments relevant to the provision of financial services are in progress, as is the implementation of the market's data governance pillars. Regulatory focus on the financial services industry remains broad and often concurrent, and includes areas such as customer conduct and protection, information security and data privacy and residency, third-party management, systemic risk regulation, corporate governance and senior management accountability. Climate and sustainability-related regulatory developments continue to develop at pace, both globally and in Asia.

Developments in domestic and international capital standards continue to move forward, for example, the International Insurance Capital Standard (ICS) is being developed by the International Association of Insurance Supervisors (IAIS) due for adoption post 2024; C-ROSS II and Hong Kong RBC which were implemented in the Group's Chinese Mainland joint venture and Hong Kong businesses respectively. Changes in regulations related to capital have the potential to change the extent of capital sensitivity to risk factors. The new accounting standards IFRS 17 also became effective from 1 January 2023 which is mandatory for the Group given its UK domicile and its dual primary listings. Other examples of material regulatory changes include the sale and management of investment-linked products in Indonesia. Prudential's portfolio of transformation and regulatory change programmes have the potential to introduce new, or increase existing, regulatory risks and supervisory interest while increasing the complexity of ensuring concurrent regulatory compliance across markets driven by potential for increased intra-Group connectivity and dependencies.

The Hong Kong IA's GWS Framework became effective for Prudential following designation by the Hong Kong IA on 14 May 2021. Prudential will continue to engage constructively with the Hong Kong IA as its Group-wide supervisor as it ensures ongoing sustainable compliance. In jurisdictions where Prudential operates with ongoing policy initiatives and regulatory developments which impact the way Prudential is supervised, these developments continue to be monitored by the Group at a market and global level and these considerations form part of the Group Risk Framework and ongoing engagement with government policymakers, industry groups and regulators.

2 Risk governance

a System of governance

Prudential has in place a system of governance that embeds a clear ownership of risk, together with risk policies and standards to enable risks to be identified, measured and assessed, managed and controlled, monitored and reported. The Group Risk Framework, owned by the Board, details Prudential's risk governance, risk management processes and risk appetite. The Group's risk governance arrangements are based on the 'three lines' model. The 'first line' is responsible for taking and managing risk, while the 'second line' provides additional challenge, expertise, oversight and scrutiny. The role of the 'third line', assumed by the independent Group-wide Internal Audit function, is to provide objective assurance on the design, effectiveness and implementation of the overall system of internal control. The Group-wide RCS function reviews, assesses, oversees and reports on the Group's aggregate risk exposure and solvency position from an economic, regulatory and credit ratings perspective.

In 2022, a review of committees across the Group's head office was undertaken to ensure continued appropriateness of the level of Group governance that promotes individual accountability in decision-making and supports the overall corporate governance framework to provide sound and prudent management and oversight of the Group's business. The Group constituted a new Group Investment Committee, chaired by the Group Chief Financial Officer, which was accompanied by the approval of a revised Group Investment Policy, for the oversight of all investment activities and in line with GWS Framework requirements. During 2022, oversight responsibilities for the Group's reporting against the recommendations of the Task Force on Climate-Related Financial Disclosures (TCFD) and the ongoing implementation of the Group's climate-focused commitments, as part of the Group's ESG strategic framework, were transferred from the Board-established Responsibility & Sustainability Working Group (RSWG) to the Group Risk Committee with the RSWG retaining its focus on overseeing the culture, customer and digital aspects of the framework.

Building on enhancements implemented in 2021, Prudential has continued to embed ESG and climate change considerations within the Group Risk Framework, such as explicitly defining time horizons for the purposes of climate risk and requiring the consideration of risks in the context of the time horizon of expected benefits/paybacks of decisions within core strategic processes where 'risk-based decision-making' must be incorporated, and the embedding of its Group-wide customer conduct risk (including the implementation of enhanced monitoring metrics), third-party and outsourcing and data management frameworks and policies.

b Group Risk Framework

i. Risk governance and culture

Prudential's risk governance comprises the Board organisational structures, reporting relationships, delegation of authority, roles and responsibilities, and risk policies that have been established to make decisions and control activities on risk-related matters. The risk governance structure is led by the Group Risk Committee, supported by independent Non-executive Directors on the risk committees of the Group's major businesses. The Group Risk Committee approves changes to the Group Risk Framework and the core risk policies that support it. The Committee has direct lines of communication, reporting and oversight of the risk committees of the Group's major businesses. In the second half of 2022, the chief risk and compliance officers of the Group's major businesses and the managing directors of the Group's Strategic Business Groups have formally become members of the Group Executive Risk Committee, the advisory committee to the Group Chief Risk and Compliance Officer. The chief risk and compliance officers of the Group's major businesses also attend Group Risk Committee meetings on a rotational participating basis.

Risk culture is a strategic priority of the Board, which recognises its importance in the way that the Group conducts business. A Group-wide culture framework is in place, unifying the Group towards its overarching purpose of helping our customers get the most out of life. The RSWG supports its responsibilities in relation to implementation of the culture framework, as well as embedding the culture aspects of the Group's ESG strategic framework and overseeing progress on diversity and inclusion initiatives. The culture framework provides principles and values that are embedded in the ways of working across the Group's functions and locations and defines how Prudential expects business to be conducted to achieve its strategic objectives, informs expectations of leadership and supports the resilience and sustainability of the Group. The components of the culture framework support sound risk management practices by requiring a focus on customers, longer-term goals and sustainability, the avoidance of excessive risk-taking, and highlighting acceptable and unacceptable behaviours. This is supported through the inclusion of risk and sustainability considerations in performance management for key executives; the building of appropriate skills and capabilities in risk management; and by ensuring that employees understand and care about their role in managing risk through open discussions, collaboration and engagement. The Group Risk Committee has a key role in providing advice to the Remuneration Committee on risk management considerations to be applied in respect of executive remuneration.

Prudential's Group Code of Business Conduct and Group Governance Manual, supported by the Group's risk-related policies, include guiding principles on the day-to-day conduct of all its people and any organisations acting on its behalf. Supporting policies include those related to financial crime, covering anti-money laundering, sanctions, anti-bribery and corruption and conduct. The Group's third-party and outsourcing policy requires that human rights and modern slavery considerations are embedded across all of its supplier and supply chain arrangements. Procedures to allow individuals to speak out safely and anonymously against unethical behaviour and conduct are also in place.

Further details on the Group's ESG governance arrangements and strategic framework are included in the Group's ESG Report.

ii. The risk management cycle

Risk identification

In accordance with provision 28 of the UK Corporate Governance Code and the GWS guidelines issued by the Hong Kong IA, a top-down and bottom-up process is in place to support Group-wide identification of principal risks. An emerging risk identification framework exists to support the Group's preparations in managing financial and non-financial risks expected to crystallise beyond the short-term horizon. The Board performs a robust assessment and analysis of these principal and emerging risk themes through the risk identification process, the Group Own Risk and Solvency Assessment (ORSA) report and the risk assessments undertaken as part of the business planning review, including how they are managed and mitigated, which supports decision-making.

The Group's emerging risk identification process recognises the dynamic materiality of emerging risk themes. This has been shown by recent events such as the Covid-19 pandemic and the Russia-Ukraine conflict, and this concept is also considered relevant in the context of the Group's monitoring of emerging themes relevant to ESG and climate-related risks, including reputation risk.

The ORSA is the ongoing process of identifying, measuring and assessing, managing and controlling, monitoring and reporting the risks to which the business is exposed. It includes an assessment of capital adequacy to ensure that the Group's solvency needs are met at all times, as well as stress and scenario testing, which includes climate scenarios and reverse stress testing. The latter requires the Group to ascertain the point of business model failure and is another tool that helps to identify the key risks and scenarios that may have a material impact on the Group. The risk profile assessment is a key output from the risk identification and risk measurement processes and is used as a basis for setting Group-wide limits, management information, assessment of solvency needs, and determining appropriate stress and scenario testing. The Group's principal risks, which are reported and managed by the Group with enhanced focus, are reviewed and updated on a regular basis.

Risk measurement and assessment

All identified risks are assessed based on an appropriate methodology for that risk. Quantifiable risks, which are material and mitigated by holding capital, are modelled in the Group's internal model, which is used to determine the Group Internal Economic Capital Assessment (GIECA) and is subject to independent validation and processes and controls around model changes and limitations.

Risk management and control

The Group's control procedures and systems focus on aligning the levels of risk-taking with the Group's strategy and can only provide reasonable, and not absolute, assurance against material misstatement or loss. The Group's risk policies define the Group's appetite to material risks and set out the risk management and control requirements to limit exposure to these risks. These policies also set out the processes to enable the measurement and management of these risks in a consistent and coherent way, including the flows of management information required. The methods and risk management tools employed to mitigate each of the Group's principal risks are detailed in section 3 below.

Risk monitoring and reporting

The Group's principal risks are highlighted in the management information received by the Group Risk Committee and the Board, which also includes key exposures against appetite and developments in the Group's principal and emerging risks.

iii. Risk appetite, limits and triggers

The Group is cognisant of the interests of the broad spectrum of its stakeholders (including customers, investors, employees, communities and key business partners) and that a managed acceptance of risk lies at the heart of its business. The Group seeks to generate stakeholder value by selectively taking exposure to risks, mitigated to the extent it is cost-effective to do so, and where these are an outcome of its chosen business activities and strategy. Those risks for which the Group has no tolerance are actively avoided. The Group's systems, procedures and controls are designed to manage risk appropriately, and its approach to resilience and recovery aims to maintain the Group's ability and flexibility to respond in times of stress.

Qualitative and quantitative expressions of risk appetite are defined and operationalised through risk limits, triggers and indicators. The RCS function reviews the appropriateness of these measures at least annually. The Board approves changes to the Group's aggregate risk appetite and the Group Risk Committee has delegated authority to approve changes to the system of limits, triggers and indicators.

Group risk appetite is defined and monitored in aggregate by the setting of objectives for its capital requirements, liquidity, and non-financial risk exposure, covering risks to stakeholders, including those from participating and third-party businesses. Group limits operate within these expressions of risk appetite to constrain material risks, while triggers and indicators provide additional defined points for escalation. The Group Risk Committee, supported by the RCS function, is responsible for reviewing the risks inherent in the Group's business plan and for providing the Board with a view on the risk/reward trade-offs and the resulting impact to the Group's aggregated position relative to Group risk appetite and limits, including non-financial risk considerations.

a. **Capital requirements.** Limits on capital requirements aim to ensure that in both business as usual and stressed conditions, the Group maintains adequate capital in excess of internal economic capital requirements, achieves its desired target credit rating to meet its business objectives, and supervisory intervention is avoided. The two measures in use at the Group level are the GWS group capital requirements and internal economic capital requirements, determined by the Group Internal Economic Capital Assessment (GIECA).

b. **Liquidity.** The objective of the Group's liquidity risk appetite is to ensure that appropriate cash resources are available to meet financial obligations as they fall due in both business as usual and stressed scenarios. This is measured using a liquidity coverage ratio which considers the sources of liquidity against liquidity requirements under stress scenarios.

Non-financial risks. In 2022, the Group implemented the revised Non-Financial Risk Appetite Framework, aiming to adopt an approach framed around the perspectives of its varied stakeholders and taking into account current and expected changes in the external environment, and rolled out a simplification of the limit and trigger appetite thresholds for non-financial risk categories across the Group's locations. The Group accepts a degree of non-financial risk exposure as an outcome of its chosen business activities and strategy. It aims to manage these risks effectively to maintain its operational resilience and its commitments to customers and all stakeholders and avoid material adverse financial loss or impact to its reputation.

Risk management

Risk identification
Risk identification covers Group-wide:

1 Top-down risk identification
2 Bottom-up risk identification
3 Emerging risk identification

Risk measurement and assessment
Risks are assessed in terms of materiality. Material risks which are modelled are included in appropriately validated capital models.


Risk identification
Risk measurement and assessment
Manage and control
Monitor and report
Risk governance and culture
Risk governance comprises the Board, organisational structures, reporting relationships, delegation of authority, roles and responsibilities, and risk policies. The Group-wide culture framework includes principles and values that define how business is to achieve its strategic objectives, inform expectations of leadership and guide ESG activities.
Business strategy
Business strategy and the business plan provide direction on future growth and inform the level of limits on solvency, liquidity and for our key risks. The RCS function provides input and opinion on key aspects of business strategy.
Capital management
Capital adequacy is monitored to ensure that internal and regulatory capital requirements are met, and that solvency buffers are appropriate, over the business planning horizon and under stress.
Stress and scenario testing
Stress and scenario testing is performed to assess the robustness of capital adequacy and liquidity, and the appropriateness of risk limits. Recovery planning assesses the effectiveness of the Group's recovery measures and the appropriateness of activation points.

Monitor and report
Escalation requirements in the event of a breach are clearly defined. Risk reporting provides regular updates to the Group's Board and Risk committees on exposures against Board-approved appetite statements and limits. Reporting also covers the Group's principal risks.

Manage and control
Risk appetite and limits allow for the controlled growth of the Group's business, in line with business strategy and plan. Processes that support the oversight and control of risks include:

1 The Risk and Control Self-Assessment process
2 The Own Risk and Solvency Assessment (ORSA)
3 Group-approved limits and early warning triggers
4 Large risk approval process
5 Global counterparty limit framework
6 Critical incidents procedures
7 Stress and scenario testing, including reverse stress testing

3 The Group's principal risks

The delivery of the Group's strategy in building long-term value for its shareholders and other stakeholders, focusing on high-growth business in Asia and Africa, exposes Prudential to risks. The materialisation of these risks within the Group or in its joint ventures, associates or key third-party partners may have a financial impact and may affect the performance of products or services or the fulfilment of commitments to customers and other stakeholders, with an adverse impact on Prudential's brand and reputation. This report is focused mainly on risks to the shareholder but includes those which arise indirectly through policyholder exposures and third-party business. The Group's principal risks, which are not exhaustive, are detailed below. The Group's risk management cycle (detailed above) includes within its scope the processes for prioritising and determining the relative significance of ESG and climate-related risks, as well as those associated with implementing the Group's externally communicated commitments. The Group's 2022 ESG Report includes further detail on the ESG and climate-related risks which contribute to the materiality of the Group's principal risks detailed below, including those related to the Group's operational and financial resilience, data privacy requirements and expectations, the regulatory landscape and the implementation of the Group's strategy. The Group's Risk Factor disclosures can be found at the end of this document.

Risks to the Group's financial situation

(including those from the external macroeconomic and geopolitical environment)

The global economic and geopolitical environment may impact on the Group directly by affecting trends in financial markets and asset values, as well as driving short-term volatility.

Risks in this category include the market risks to our investments and the credit quality of our investment portfolio as well as liquidity risk.

Global economic and geopolitical conditions

With geopolitical tensions high as national alliances and blocs evolve, the jostling of the current world order and the increasing prioritisation of national security widely defined has become a key determinant of macroeconomic policy, with geopolitical and macroeconomic uncertainties being intertwined. Geopolitical developments and tensions, macroeconomic conditions, and broad policy-driven regulatory developments (see below), at times interconnected in the speed and manner in which they evolve, drive the operating environment and risk landscape for the Group and the level of its exposure to the principal risks outlined below.

Macroeconomic and geopolitical developments are considered material to the Group and can potentially increase operational and business disruption, regulatory and financial market risks, and have the potential to directly impact Prudential's sales and distribution networks, as well as its reputation. The potential impacts to the Group are included in the disclosures on Risk Factors.

Market risks to our investments

(Audited)

The value of Prudential's investments is impacted by fluctuations in equity prices, interest rates, credit spreads, foreign exchange rates and property prices. Although inflation remains at decades-level highs, the Group's direct exposure to inflation remains modest. Exposure mainly arises through an increase in medical claims obligations, driven by rising medical import prices. This exposure can be effectively managed by the business' well-established practice and ability to reprice products. Challenges for insurers linked to affordability and existing challenges in persistency are detailed in the Insurance Risks section below.

The Group has appetite for market risk where it arises from profit-generating insurance activities to the extent that it remains part of a balanced portfolio of sources of income for shareholders and is compatible with a robust solvency position. The Group's market risks are managed and mitigated by the following:

- The Group market risk policy;
- Risk appetite statements, limits and triggers;
- The Group's capital and asset liability management committees;
- Asset and liability management activities, which include management actions such as changes in asset allocation, bonus revisions, repricing and the use of reinsurance where appropriate;
- The Group Investment Committee and Group Investment Policy;
- Hedging using derivatives, including currency forwards, interest rate futures and swaps, and equity futures;
- The monitoring and oversight of market risks through the regular reporting of management information;
- Regular deep dive assessments; and
- The Group Critical Incident Procedure (GCIP), which defines specific governance to be invoked in the event of a critical incident, such as a significant market, liquidity or credit-related event. This includes, where necessary, the convening of a Critical Incident Group (CIG) to oversee, coordinate, and where appropriate, direct activities during a critical incident.

Interest rate risk, including asset liability management (ALM). Interest rate risk is driven by the impact of the valuation of Prudential's assets (particularly government and corporate bonds) and liabilities, which are dependent on market interest rates. Prudential's appetite for interest rate risk requires that assets and liabilities should be tightly matched for exposures where assets or derivatives exist that can cover these exposures. Interest rate risk is accepted where this cannot be hedged, provided that this arises from profitable products and to the extent that such interest rate risk exposure remains part of a balanced exposure to risks and is compatible with a robust solvency position.

Sustained inflationary pressures have driven interest rates higher, these have the potential to increase further in the near-to-medium term, and may impact the valuation of fixed income investments and reduce fee income.

Risks to the Group's financial situation (including those from the external macroeconomic and geopolitical environment) continued

Market risks to our investments

(continued)

The Group's risk exposure to rising interest rates also arises from the potential impact to the present value of future fees for unit-linked based businesses, such as in Indonesia and Malaysia, as well as the impact to the present value of the future profits for accident and health products, such as in Hong Kong. Exposure to higher interest rates also arises from the potential impact to the value of fixed income assets in the shareholder funds.

The Group's risk exposure to lower/decreased interest rates arises from the guarantees of some non-unit-linked products with a savings component, including the Hong Kong and Singapore with-profits and non-profit businesses. This exposure results from the potential for an asset and liability mismatch, where long-dated liabilities and guarantees are backed by short-dated assets. When this duration mismatch is not eliminated, it is monitored and managed through local risk and asset liability management committees and Group risk limits consistent with the Group's appetite for interest rate risk.

The Group-level Capital and ALM Committee is a management committee supporting the identification, assessment and management of key financial risks to the achievement of the Group's business objectives. The Committee also oversees ALM, solvency and liquidity risks of the local businesses as well as the declaration and management of non-guaranteed benefits for participating and universal life lines of business. Local business units are responsible for the management of their own asset and liability positions, with appropriate governance in place.

The objective of the local business unit ALM process is to meet policyholder liabilities with the returns generated from the investment assets held, while maintaining the financial strength of capital and solvency positions. The ALM strategy adopted by the local business units considers the liability profile and related assumptions of in-force business and new products to appropriately manage investment risk within ALM risk appetite, under different scenarios in accordance with policyholders' reasonable expectations, and economic and local regulatory requirements. Factors such as the availability of matching assets, diversification, currency and duration are considered as appropriate. The assumptions and methodology used in the measurement of assets and liabilities for ALM purposes conform with local solvency regulations. Assessments are carried out on an economic basis which conforms to the Group's internal economic capital methodology.

Equity and property investment risk. The shareholder exposure to equity price movements arises from various sources, including from unit-linked products where fee income is linked to the market value of funds under management. Exposure also arises from with-profits businesses through potential fluctuations in the value of future shareholders' profits and where bonuses declared are based broadly on historical and current rates of return from the business's investment portfolios, which include equities. The Group has limited acceptance for exposures to equity risk, but accepts the equity exposure that arises on future fees (including shareholder transfers from the with-profits business).

The material exposures to equity risk in the Group's businesses include CPL's exposure to equity risk through investments in equity assets for most of its products, including participating and non-participating savings products and protection and investment-linked products. The Hong Kong business and, to a lesser extent, the Singapore business contribute to the Group's equity risk exposure due to the equity assets backing participating products. The Indonesia and Malaysia businesses are exposed to equity risk through their unit-linked products, and in the case of Malaysia exposure also arises from participating and investment-linked business.

Foreign exchange risk. The geographical diversity of Prudential's businesses means that it has some exposure to the risk of foreign exchange rate fluctuations. Some entities within the Group write policies, invest in assets or enter into other transactions in local currencies or currencies not linked to the Group's reporting/functional currency, the US dollar. Although this limits the effect of exchange rate movements on local operating results, it can lead to fluctuations in the Group's US dollar-reported financial statements. This risk is accepted within the Group's appetite for foreign exchange risk. In cases where a non-US dollar denominated surplus arises in an operation which is to be used to support Group capital or shareholders' interest (i.e. remittances), this currency exposure may be hedged where considered economically favourable. Further, the Group generally does not have appetite for significant direct shareholder exposure to foreign exchange risks in currencies outside the markets in which it operates, but it does have some appetite for this on fee income and on equity investments within the with-profits funds. Where foreign exchange risk arises outside appetite, currency swaps and other derivatives are used to manage the exposure.

Liquidity risk

(Audited)

Prudential's liquidity risk arises from the need to have sufficient liquid assets to meet policyholder and third-party payments as they fall due, considered under both business-as-usual and stressed conditions. It includes the risk arising from funds composed of illiquid assets and results from a mismatch between the liquidity profile of assets and liabilities. Liquidity risk may impact on market conditions and valuation of assets in a more uncertain way than for other risks like interest rate or credit risk. It may arise, for example, where external capital is unavailable at sustainable cost, where derivatives transactions require a sudden significant need of liquid assets or cash to post as collateral to meet derivatives margin requirements, or where redemption requests are made against funds managed for external clients (both retail and institutional). Liquidity risk is considered material at the level of the Group. Prudential has no appetite for any business to have insufficient resources to cover its outgoing cash flows, or for the Group as a whole to not meet cash flow requirements from its debt obligations under any plausible scenario.

Risks to the Group's financial situation (including those from the external macroeconomic and geopolitical environment) continued

Liquidity risk

(continued)

The Group has significant internal sources of liquidity sufficient to meet its expected cash requirements for at least 12 months from the date the financial statements are approved, without having to resort to external sources of funding. The Group has a total of $2.6 billion of undrawn committed facilities that can be made use of, expiring in 2026. Access to further liquidity is available through the debt capital markets and the Group's extensive commercial paper programme. Prudential has maintained a consistent presence as an issuer in the market for the past decade.

A number of risk management tools are used to manage and mitigate liquidity risk, including the following:

- The Group's liquidity risk policy;
- Risk appetite statements, limits and triggers;
- Regular assessment and reporting by the Group and business units of Liquidity Coverage Ratios which are calculated under both base case and stressed scenarios;
- The Group's Liquidity Risk Management Plan, which includes details of the Group Liquidity Risk Framework as well as analysis of Group and business units liquidity risks and the adequacy of available liquidity resources under business-as-usual and stressed conditions;
- The Group's Collateral Management Framework, which sets out the approach to ensuring business units using derivatives have sufficient liquid assets or ability to raise liquidity to meet derivatives margins;
- The Group's contingency plans and identified sources of liquidity;
- The Group's ability to access the money and debt capital markets; and
- The Group's access to external committed credit facilities.

Credit risk

(Audited)

Credit risk is the potential for loss resulting from a borrower's failure to meet its contractual debt obligation(s). Counterparty risk, a type of credit risk, is the probability that a counterparty to a transaction defaults on its contractual obligation(s) causing the other counterparty to suffer a loss. These risks arise from the Group's investments in bonds, reinsurance arrangements, derivative contracts with third parties, and its cash deposits with banks. Credit spread risk, another type of credit risk, arises when the interest rate/return on a loan or bond is disproportionately low compared with another investment with a lower risk of default. Invested credit and counterparty risks are considered a material risk for the Group's business units.

The Group's holdings across its life portfolios are mostly in local currency and with a largely domestic investor base, which provides support to these positions. These portfolios are generally positioned towards high-quality names, including those with either government or considerable parent company balance sheet support. Areas which the Group is actively monitoring include the developments in the Chinese Mainland property development sector and the impacts of rising inflation and the tightening of monetary policy in the Group's key markets, as well as high indebtedness in sub-Saharan African countries. The impacts of these trends, which are being closely monitored, include potential for deterioration in the credit quality of the Group's invested credit exposures, particularly due to rising funding costs and overall credit risks, and the extent of downward pressure on the fair value of the Group's portfolios. The Group's portfolio is generally well diversified in relation to individual counterparties, although counterparty concentration is monitored in particular in local markets where depth (and therefore the liquidity of such investments) may be low. Prudential actively reviews its investment portfolio to improve the robustness and resilience of the solvency position. The Group has appetite to take credit risk to the extent that it remains part of a balanced portfolio of sources of income for shareholders and is compatible with a robust solvency position. Further detail on the Group's debt portfolio is provided below.

A number of risk management tools are used to manage and mitigate credit and counterparty credit risk, including the following:

- A credit risk policy and dealing and controls policy;
- Risk appetite statements and portfolio-level limits that have been defined on issuers, and counterparties;
- Collateral arrangements for derivative, secured lending reverse repurchase and reinsurance transactions which aim to provide a high level of credit protection;
- The Group Executive Risk Committee and Group Investment Committee's oversight of credit and counterparty credit risk and sector and/or name-specific reviews;
- Regular assessments, including of individual and sector exposures subject to elevated credit risks; and
- Close monitoring or restrictions on investments that may be of concern.

The total debt securities at 31 December 2022 for the Group's continuing operations were $77.0 billion (31 December 2021: $99.1 billion). The majority (70 per cent) of the portfolio is in unit-linked and with-profits funds. The remaining 30 per cent of the debt portfolio is held to back the shareholder business.

Group sovereign debt. Prudential invests in bonds issued by national governments. This sovereign debt holding of the Group's operations represented 46 per cent or $10.5 billion[1] of the shareholder debt portfolio of the Group's operations as at 31 December 2022 (31 December 2021: 47 per cent or $14.2 billion of the shareholder debt portfolio for the Group's continuing operations). The particular risks associated with holding sovereign debt are detailed further in the disclosures on Risk Factors.

The exposures held by the shareholder-backed business and with-profits funds in sovereign debt securities at 31 December 2022 are given in note C1 of the Group's IFRS financial statements.

Corporate debt portfolio. In the shareholder-backed business, corporate debt exposures totalled $11.5 billion of which $10.2 billion or 89 per cent were investment grade rated.

Risks to the Group's financial situation (including those from the external macroeconomic and geopolitical environment) continued

Credit risk

(continued)

Bank debt exposure and counterparty credit risk. The banking sector represents a material concentration in the Group's corporate debt portfolio which largely reflects the composition of the fixed income markets across the regions in which Prudential is invested. As such, exposure to banks is a key part of its core investments, as well as being important for the hedging and other activities undertaken to manage its various financial risks. Exposure to the sector is considered a material risk for the Group. Derivative and reinsurance counterparty credit risk exposure is managed using an array of risk management tools, including a comprehensive system of limits. Prudential manages the level of its counterparty credit risk by reducing its exposure, buying credit protection or using additional collateral arrangements where appropriate.

At 31 December 2022:

- 89 per cent of the Group's shareholder portfolio (excluding all government and government-related debt) is investment grade rated[2]. In particular, 55 per cent of the portfolio is rated[2] A- and above (or equivalent); and
- The Group's shareholder portfolio is well diversified: no individual sector[3] makes up more than 13 per cent of the total portfolio (excluding the financial and sovereign sectors).

The Group's sustainability and ESG-related risks

These include sustainability risks associated with environmental considerations such as climate change (including physical and transition risks), social risks arising from diverse stakeholder commitments and expectations and governance-related risks.

Material risks associated with key ESG themes may undermine the sustainability of a business by adversely impacting its reputation and brand, ability to attract and retain customers, employees and distribution and other business partners, and increasing litigation risks, and therefore the results of its operations and delivery of its strategy and long-term financial success. Prudential seeks to manage sustainability risks and their potential impact on its business and stakeholders through a focus on the Group's purpose to 'help people get the most out of life', and transparent and consistent implementation of its strategy in its markets and across operational, underwriting and investment activities. The Group's strategy includes a focus on supporting a just and inclusive transition to a lower-carbon global economy that places the societies of developing markets at the forefront of considerations, as well as providing greater and more inclusive access to good health and financial security that meets the changing needs of societies, promotes responsible stewardship in managing the human impact of climate change and building human and social capital with its broad range of stakeholders. It is enabled by strong internal governance, sound business practices and a responsible investment approach, with ESG considerations integrated into investment processes and decisions and the performance of fiduciary and stewardship duties, including voting and active engagement decisions with respect to investee companies, as both an asset owner and an asset manager. With the update to the Board committee oversight responsibilities noted in section 1 above, climate risk, the Group's reporting against the recommendations of the TCFD and progress on the Group's external climate-related commitments will be a priority focus for the Group Risk Committee for 2023.

Regulatory interest and developments continue to increase globally and in Asia, and ESG and sustainability-related risks are high on the agenda of both local regulators and international supervisory bodies such as the International Association of Insurance Supervisors (IAIS) and the International Sustainability Standards Board (ISSB), which is progressing on ESG and sustainability-related disclosure requirements. The Group continues to actively engage with, and respond to, discussions, consultations and supervisory information-gathering exercises. Details of the Group's sustainability and ESG-related risks are included in the disclosure on Risk Factors.

As local regulatory requirements on climate risk management and disclosures develop, the Group continues to leverage and share its Group-wide experience and knowledge with its local businesses on their ESG policies and approaches, both to provide support and to help drive consistency in their continuing embedment across Prudential's businesses. The Group Risk Framework continues to be critically evaluated and updated where required to ensure both ESG and sustainability-related considerations and risks to the Group, and the external impact from the Group's activities, are appropriately captured.

Risk management and mitigation of ESG sustainability risks at Prudential include the following:

- A focus on enhancing access to good health and financial security, and in connection with our stakeholders, ensuring responsible stewardship of climate and ESG related issues; clear governance arrangements, both in the definition of the roles and responsibilities of the Board and management committees for aspects of ESG and sustainability risks and through the Group Governance Manual, which include ESG and responsible business practice-linked policies, and the Group Code of Business Conduct;

The Group's sustainability and ESG-related risks
continued

- The continued embedding of ESG and sustainability risk within the Group Risk Framework and risk processes, including:
  - Consideration of the potential for dynamically-changing materiality in emerging environmental, social and governance themes and risks through emerging risk identification and evaluation processes;
  - Definition of appropriate (and longer) time horizons with respect to climate risk management and the requirement to consider time horizons where required in risk-based decision-making;
  - Reflection in the risk taxonomy that the Group can be both impacted by ESG/sustainability issues as well as having an impact on these in the external world ('double materiality');
  - The applicability of the Group's Model Risk and UDA Risk Policy to the tools used for the aggregation of the Group's carbon intensity metrics across its investment portfolios; and
  - Deep dives into ESG themes, including climate-related risks, and Board-level training sessions.
- Integrating ESG considerations into investment processes and responsible supply chain management; and
- Participation in networks and industry forums and working groups such as the Net Zero Asset Owner Alliance (NZAOA), Principles for Responsible Investment (PRI) and CRO Forum to further develop understanding and support collaborative action in relation to ESG sustainability risks such as climate change and promoting a just and inclusive transition.

Further information on the Group's ESG governance and ESG strategic framework, as well as the management of material ESG themes, are included in the Group's ESG Report.

Risks from the nature of our business and our industry

These include the Group's non-financial risks (including operational and transformation risks from significant change activity), the customer conduct risks and insurance risks assumed by the Group in providing its products, and risks related to regulatory compliance.

Non-financial risks

The complexity of Prudential, its activities and the extent of transformation in progress creates a challenging operating environment and exposure to a variety of non-financial risks. These risks are considered to be material at a Group level.

Operational risk. This is the risk of loss (or unintended gain or profit) arising from inadequate or failed internal processes, personnel or systems and external events, and may arise from employee error, model error, system failures, fraud or other events which disrupt business processes or which have a detrimental impact to customers. Prudential accepts a degree of non-financial risk exposure as an outcome of its chosen business activities and strategy. It aims to manage these risks effectively to maintain its operational resilience and its commitments to customers and all stakeholders and avoid material adverse financial loss or impact on its reputation.

Transformation risk. Transformation risk remains a material risk for Prudential, with a number of significant change programmes under way which, if not delivered and executed effectively to defined timelines, scope and cost, may negatively impact its operational capability, control environment, reputation, and ability to deliver its strategy and maintain market competitiveness. Prudential's current portfolio of transformation and significant change programmes include (i) the implementation of large scale regulatory changes; (ii) the expansion of the Group's digital capabilities and use of technology, platforms and analytics; and (iii) improvement of business efficiencies through operating model changes, including those relating to the Group's central, asset management and investment oversight functions. Programmes related to regulatory/industry change, such as those required to effect the discontinuation of inter-bank offered rates (IBORs) in their current form and the implementation of IFRS 17, are also ongoing. Further detail on the risks to the Group associated with large-scale transformation and complex strategic initiatives is included in the disclosures on Risk Factors.

The Group therefore aims to ensure that, for both transformation and strategic initiatives, strong programme governance is in place with embedded risk expertise to achieve ongoing and nimble risk oversight, with regular risk monitoring and reporting to risk committees. Transformation risk oversight operates alongside the Group's existing risk policies and frameworks to ensure appropriate governance and controls are in place to mitigate these risks.

Outsourcing and third-party risks. The Group's outsourcing and third-party relationships require distinct oversight and risk management processes. The Group has a number of important third-party relationships, both with market counterparties and outsourcing partners, including distribution, technology and ecosystem providers. In Asia, the Group maintains material strategic partnerships and bancassurance arrangements. These arrangements support the delivery of high level and cost-effective services to customers, but also create a reliance on the operational resilience and performance of outsourcing and business partners. The Group's requirements for the management of material outsourcing arrangements have been incorporated in its Group third-party supply and outsourcing policy, aligned to the requirements of the Hong Kong IA's GWS Framework, and which outlines the governance in place in respect of material outsourcing and third-party arrangements and the Group's monitoring and risk assessment framework. This ensures that appropriate contract performance and risk mitigation measures are in place over these arrangements. Third-party management is also included and embedded in the Group-wide operational risk framework (see below).

Risks from the nature of our business and our industry
continued

Non-financial risks
(continued)

Information security and data privacy risk. Risks related to malicious attacks on Prudential systems, service disruption, exfiltration of data, loss of data integrity and the impact on the privacy of our customer data continue to be prevalent, particularly as the accessibility of attacking tools available to potential adversaries increases. The frequency and sophistication of attacks, particularly in relation to ransomware, continues to grow globally. With a rapidly transforming technological landscape, continued expansion of Cloud services, including the adoption of a hybrid multi-cloud strategy partnering with third-party service providers, and the increased scrutiny from regulators against a backdrop of tightening data privacy regulations across Asia, security and privacy risks are material at the Group level. To mitigate the risk, the Group has adopted a holistic risk management approach, not only to prevent and disrupt potential attacks against Prudential systems but to also manage the recovery process should an attack take place successfully. It is also well understood that some attacks will still be successful despite the layered security control defence-in-depth methodology that Prudential and other mature organisations assume, and so it is essential that the Group's security strategy encompasses a cyber resilience theme focusing on its ability to respond and recover from an attack in order to maintain its reputation and customer trust.

Globally, ransomware and distributed denial of services (DDoS) attacks have increased markedly in 2022, in part driven by the Russia-Ukraine conflict. The Group has responded swiftly by leveraging threat intelligence information to configure security systems to mitigate any potential attacks, whether targeted or collateral, from these events. Prudential also has a number of defences in place to protect its systems from these types of attacks, including but not limited to: (i) DDoS protection for the Group's websites via web application firewall services; (ii) AI-based endpoint security software; (iii) continuous security monitoring; (iv) network-based intrusion detection; and (v) employee training and awareness campaigns to raise understanding of attacks utilising email phishing techniques. Cyber insurance coverage is in place to provide some protection against potential financial losses and the Group conducts simulation exercises for ransomware attacks to assess and develop the effectiveness of incident responses across its businesses. Cyber-attack simulation exercises have been carried out during the year to enhance preparedness.

The Group has not, to date, experienced or been affected by any cyber or data breaches which have had a material impact on its operations. However, as the Group continues to develop and expand digital services and emerging products, its reliance on third-party service providers and business partners who specialise in niche capabilities is also increasing. A number of supply chain attacks took place in 2022 with notable breaches of service disruption and infringements to data security, integrity or privacy on Prudential's service providers, which as a result directly impacted the Group's ability to service customers, maintain its reputation and comply with regulation and privacy requirements. As part of the remedial actions, the Group has continued to enhance its third-party management process including the enhanced security due diligence process when onboarding new business partners and the ongoing monitoring of key business partners.

The key material risks can be summarised into three threat areas: (i) ransomware attacks, (ii) supply chain compromise and (iii) service disruption caused by cyber threats. In order for the Group to manage these risks effectively, the security strategy encompasses the ongoing maturity and development of protective and detective controls, while further expanding and uplifting its ability to react to and recover from successful attacks on both the Group's system as well as third-party partner systems.

The Group's Information Security and Privacy strategy is structured with three key pillars:

- *Defending the nation* – To expand coverage and maturity of protective and detective security controls in response to both the changing technology landscape, such as the adoption of new Cloud services, as well as the heightened threat actor risks. Within this pillar, continued focus on Africa business units remains in order to ensure the same maturity level as Asia-based business units is achieved.
- *Cyber resilience* – To build on a number of existing security processes and formalise the development of an integrated cross-functional incident management framework that is regularly tried and tested. This includes further aligning Group incident management plans, business unit incident management plans and cyber security incident management plans along with executing a number of drills and tabletop exercises. The drills and exercises will be conducted at all levels including executive committee members and within the business units while bringing in critical key business partners such as cyber insurance providers and forensic investigation partners.
- *Enabling the digital journey* – To focus on introducing and building out key security controls within the digital ecosystem to ensure continued enablement of the organisation's digital strategy while improving customer experience and data security within the digital ecosystem.

The centralised Technology Risk Management team leverages skills, tools and resources across different technology domains to provide advisory, assurance and operations support for holistic technology risk management including information security and privacy. The Group Technology Risk Committee provides Group-wide oversight of technology risks, including information security and privacy. Technology risk management is also performed locally within business units, with inputs from business information security officers and with oversight from local risk committees. The Board is briefed at least twice annually on cyber security and privacy by the Group Chief Information Security Officer (CISO) and is being engaged more closely on cyber resilience with executive-level cyber tabletop exercises and risk workshops conducted in 2022 and continuing in 2023 to ensure that members have the means to enable appropriate oversight and understand the latest threats and regulatory expectations. The Group Information Security, Privacy and Data policies were developed to ensure compliance with all applicable laws and regulations, and the ethical use of customer data. In addition, these policies consider the requirements of a range of supervisory guidelines including the international standards on information security (ISO 27001/27002) and the US National Institute of Standards and Technology's Cyber Security Framework. Localised regulations or legal requirements are addressed by local policies or standards.

Risks from the nature of our business and our industry
continued

Non-financial risks
(continued)

Model and user developed application (UDA) risk. Erroneous or misinterpreted tools used in core business activities, decision-making and reporting may have adverse consequences for Prudential. The Group utilises various tools to perform a range of operational functions including the calculation of regulatory or internal capital requirements, the valuation of assets and liabilities, determining hedging requirements, and acquiring new business via digital platforms. Many of these tools are an integral part of the information and decision-making frameworks used at Prudential and errors or limitations in these tools, or inappropriate usage, may lead to regulatory breaches, inappropriate decision-making, financial loss, customer detriment, inaccurate external reporting or reputational damage.

The Group has no appetite for model and UDA risk arising from failures to develop, implement and monitor appropriate risk mitigation measures. Prudential's model and UDA risk framework and policy applies a risk-based approach from the point of view of a broad range of stakeholders, including policyholders, in order to ensure appropriate and proportionate risk management is applied to all models and UDAs used across the business (including those under development).

Prudential's model and UDA risk is managed and mitigated using the following:

- The Group's Model and UDA Risk Policy and relevant guidelines;
- Annual risk assessment (including model limitations, known errors and approximations) of all tools used for core business activities, decision-making and reporting;
- Maintenance of appropriate documentation for tools used;
- Implementation of controls to ensure tools are accurate and appropriately used;
- Tools are subject to rigorous and independent model validation; and
- Regular reporting to the RCS function and relevant risk and Board committees to support the measurement and management of the risk.

Technological developments, in particular in the field of artificial intelligence (AI), pose new questions on risk oversight provided under the Group Risk Framework. An oversight forum for the use of AI and key ethical principles apply to the use of AI by the Group.

Business disruption and operational resilience risk. The Group continually seeks to increase business resilience through adaptation, planning, preparation and testing of contingency plans and its ability to respond effectively to and operate through disruptive incidents. Business resilience is at the core of the Group's embedded Business Continuity Management (BCM) programme and framework that help to protect the Group's systems and its key stakeholders. The BCM programme and framework covers business impact analyses, risk assessments, and the maintenance and exercising of business continuity, incident management and disaster recovery plans. Business disruption risks are monitored by the Group Security function, with key operational effectiveness metrics and updates on specific activities reported to the Group Risk Committee.

Financial crime risk. As with all financial services firms, Prudential is exposed to risks relating to money laundering (the risk that the products or services of the Group are used by customers or other third parties to transfer or conceal the proceeds of crime); fraud (the risk that fraudulent insurance claims, transactions, or procurement of services, are made against or through the business); sanctions compliance breaches (the risk that the Group undertakes business with individuals and entities on the lists of the main sanctions regimes); and bribery and corruption (the risk that employees or associated persons seek to influence the behaviour of others to obtain an unfair advantage or receive benefits from others for the same purpose).

Prudential operates in some high-risk markets where, for example, the acceptance of cash premiums from customers may be common practice, large-scale agency networks may be in operation where sales are incentivised by commission and fees and concentration of exposure to politically-exposed persons may give rise to higher geopolitical risk exposure.

The Group-wide policies in place on anti-money laundering, fraud, sanctions and anti-bribery and corruption risks reflect the values, behaviours and standards that are expected across the business. Screening and transaction monitoring systems are in place with ongoing improvements and upgrades being implemented where required, and a programme of compliance control monitoring reviews is in place across the Group. The Group has continued to strengthen and enhance its financial crime risk management capability through investment in advanced analytics and AI tools. Proactive detective capabilities are being implemented across the Group and delivered through a centralised monitoring hub, to further strengthen oversight of financial crime risks in the areas of procurement and third-party management. Risk assessments are performed annually at higher-risk locations. Due diligence reviews and assessments against Prudential's financial crime policies are performed as part of the Group's business acquisition process. The Group continues to undertake strategic activity to monitor and evaluate the evolving fraud risk landscape, mitigate the likelihood of fraud occurring and increase the rate of detection.

The Group has in place a mature confidential reporting system through which employees and other stakeholders can report concerns relating to potential misconduct. The process and results of this system are overseen by the Group Audit Committee.

Risks from the nature of our business and our industry
continued

Group-wide framework and risk management for non-financial risks

The risks outlined above form key elements of the Group's non-financial risk profile. A Group-wide operational risk framework is in place to identify, measure and assess, manage and control, monitor and report effectively on all material operational risks across the business. Outputs from these processes and activities performed by individual business units are monitored by the RCS function, which provides an aggregated view of the risk profile across the business to the Group Risk Committee and the Board. The key components of the framework are listed below:

- Application of a risk and control self-assessment (RCSA) process, where risk exposures are identified and assessed as part of a periodical cycle;
- An internal incident management process, which identifies, quantifies and monitors remediation conducted through root cause analysis and application of action plans for risk events;
- An annual scenario analysis process for the quantification of extreme, yet plausible manifestations of key operational risks across the business on a forward-looking basis; and
- A risk appetite framework for non-financial risks that articulates the level of risk exposure the business is willing to tolerate and defines escalation processes for breaches of appetite.

These core framework components are embedded across Prudential via the Group Operational Risk Policy and accompanying standards, which set out the key principles and minimum standards for the management of operational risk within the Group's risk appetite. These sit alongside other risk policies and standards that individually engage with specific operational risks, including outsourcing and third-party supply, business continuity, financial crime, technology and data, operations processes and extent of transformation. These policies and standards include subject matter expert-led processes that are designed to identify, assess, manage and control operational risks, detailed below. These activities are fundamental in maintaining an effective system of internal control, and ensure that operational risk considerations are embedded in key business decision-making, including material business approvals and in setting and challenging the Group's strategy. These activities include:

- Reviews of key operational risks and challenges within Group and business unit business plans during the annual planning cycle, to support business decisions;
- Corporate insurance programmes to limit the financial impact of operational risks;
- Oversight of risk management during the transformation life cycle, project prioritisation and the risks, interdependencies and possible conflicts arising from a large portfolio of transformation activities;
- Screening and transaction monitoring systems for financial crime and a programme of compliance control monitoring reviews and regular risk assessments;
- Internal and external review of cyber security capability and defences; and
- Regular updating and risk-based testing of disaster recovery plans and the Critical Incident Procedure process.

Risks associated with the Group's joint ventures and associates

Prudential operates, and in certain markets is required by local regulation to operate, through joint ventures and other joint ownership or third-party arrangements (including associates). A material proportion of the Group's business comes from its joint venture and associate in the Chinese Mainland and India respectively. For such operations, the level of control exercisable by the Group depends on the terms of the contractual agreements between participants. As such, the level of oversight, control and access to management information the Group is able to exercise over the extent of the exposure to material risks at these operations may be lower compared with the Group's wholly owned businesses. Further information on the risks to the Group associated with its joint ventures and other shareholders and third parties are included in the disclosures on Risk Factors.

Insurance risks

(Audited)

Insurance risks make up a significant proportion of Prudential's overall risk exposure. The profitability of the Group's businesses depends on a mix of factors, including levels of, and trends in, mortality (policyholders dying), morbidity (policyholders becoming ill or suffering an accident) and policyholder behaviour (variability in how customers interact with their policies, including utilisation of withdrawals, take-up of options and guarantees and persistency, ie lapsing/surrendering of policies), and increases in the costs of claims over time (claim inflation). The risks associated with adverse experience relative to assumptions associated with product performance and customer behaviour are detailed in the disclosures on Risk Factors. The Group has appetite for retaining insurance risks in the areas where it believes it has expertise and operational controls to manage the risk and where it judges it to be more value creating to do so rather than transferring the risk, and only to the extent that these risks remain part of a balanced portfolio of sources of income for shareholders and are compatible with a robust solvency position.

Whilst most markets have moved, at difference paces, to an endemic approach in managing Covid-19, the impact of policyholders having deferred medical treatment during the pandemic (latent morbidity impacts) continues to be experienced in a number of markets. The implications from other factors such as long-term post-Covid-19 symptoms (although there is currently no consensus on the longer-term impact on morbidity) is being monitored. Inflationary pressures driving higher interest rates may lead to increased lapses for some guaranteed savings products where higher levels of guarantees are offered by products of the Group's competitors, reflecting consumer demand for returns at the level of, or exceeding, inflation. A high inflation environment, and the broader economic effects of recessionary concerns, may also increase lapses, surrenders and fraud, as well as heighten premium affordability challenges.

Risks from the nature of our business and our industry
continued

Insurance risks
(continued)

The principal drivers of the Group's insurance risk vary across its business units. In Hong Kong, Singapore, Indonesia and Malaysia, a significant volume of health and protection business is written and the most significant insurance risks are persistency risk, morbidity risk, and medical claims inflation risk.

Medical claims inflation risk: A key assumption in these markets is the rate of medical claims inflation, which is often in excess of general price inflation. Where the cost of medical treatment increases more than expected, resulting in higher than anticipated medical claims cost passed on to Prudential, is a key risk. This risk is best mitigated by retaining the right to reprice products and appropriate overall claims limits within policies, either per type of medical treatment or in total across a policy, annually and/or over the policy lifetime. Medical reimbursement downgrade experience (where the policyholder reduces the level of the coverage/protection in order to reduce premium payments) following any repricing is also a factor to be monitored by the Group's businesses. The risks to the Group's ability to reprice are included in the disclosures on Risk Factors.

Morbidity risk: Prudential's morbidity risk is managed through prudent product design, underwriting and claims management, and for certain products, the right to reprice where appropriate. Prudential's morbidity assumptions reflect its recent experience and expectation of future trends for each relevant line of business.

Persistency risk: The Group's persistency assumptions reflect recent experience and expert judgement, especially where a lack of experience data exists, as well as any expected change in future persistency. Persistency risk is managed by appropriate controls across the product life cycle. This includes review and revisions to product design and incentive structures where required, ensuring appropriate training and sales processes, including those ensuring active customer engagement and high service quality, appropriate customer disclosures and product collaterals, use of customer retention initiatives and post-sale management through regular experience monitoring. Strong risk management and mitigation of conduct risk and the identification of common characteristics of business with high lapse rates is also crucial. Where appropriate, allowance is made for the relationship (either assumed or observed historically) between persistency and investment returns. Modelling this dynamic policyholder behaviour is particularly important when assessing the likely take-up rate of options embedded within certain products.

Prudential's insurance risks are managed and mitigated using the following:

- The Group's insurance policy, which sets out the Group's insurance risk appetite and required standards for effective insurance risk management by head office and local businesses, including processes to enable the measurement of the Group's insurance risk profile, management information flows and escalation mechanisms;
- The Group's product and underwriting risk policy, which sets out the required standards for effective product and underwriting risk management and approvals for new, or changes to existing, products (including the role of the Group), and the processes to enable the measurement of underwriting risk. The policy also describes how the Group's Customer Conduct Risk Policy is met in relation to new product approvals and current and legacy products;
- The Group's counter fraud policy, which sets out the required standards to enhance fraud detection, prevention and investigation activities. The policy also sets out the framework to tackle fraud that safeguards customers, protects local businesses and the Group's reputation and provides assurance that fraud risk is managed within appetite, and to protect resources to support sustainable business growth;
- In product design and appropriate processes related to the management of policyholders' reasonable expectations;
- The risk appetite statements, limits and triggers;
- Using persistency, morbidity and longevity assumptions that reflect recent experience and expectation of future trends, and the use of industry data and expert judgement where appropriate;
- Using reinsurance to mitigate mortality and morbidity risks;
- Ensuring appropriate medical underwriting when policies are issued and appropriate claims management practices when claims are received in order to mitigate morbidity risk;
- Maintaining the quality of sales processes, training and using initiatives to increase customer retention in order to mitigate persistency risk;
- The use of mystery shopping to identify opportunities for improvement in sales processes and training;
- Using product repricing and other claims management initiatives in order to mitigate morbidity and medical expense inflation risk; and
- Regular deep dive assessments.

Customer conduct risks

Prudential's conduct of business, especially in the design and distribution of its products and the servicing of customers, is crucial in ensuring that the Group's commitment to meeting its customers' needs and expectations are met. The Group's customer conduct risk framework, owned by the Chief Executive Officer, reflects management's focus on customer outcomes.

Factors that may increase conduct risks can be found throughout the product life cycle, from the complexity of the Group's products and services to its diverse distribution channels, which include its agency workforce, virtual face-to-face sales and sales via online digital platforms. Prudential has developed a Group Customer Conduct Risk Policy which sets out five customer conduct standards that the business is expected to meet, being:

1 Treat customers fairly, honestly and with integrity;

2 Provide and promote products and services that meet customer needs, are clearly explained and that deliver real value;

Risks from the nature of our business and our industry
continued

Customer conduct risks
(continued)

3 Manage customer information appropriately, and maintain the confidentiality of customer information;

4 Provide and promote high standards of customer service; and

5 Act fairly and timely to address customer complaints and any errors found.

Prudential manages conduct risk via a range of controls that are assessed through the Group's conduct risk assessment framework, reviewed within its monitoring programmes, and overseen within reporting to its boards and committees.

As the pandemic-related initiatives and campaigns rolled out across markets to support customers expire (including customer cash benefits, goodwill payments, and extended grace periods for premium payments), the Group is monitoring the impact to customers to ensure they are treated fairly and with due care aligned with the Group's customer conduct risk framework. The virtual face-to-face sales processes and digital product offerings, rolled out in most markets during the pandemic, continue to be monitored for customer conduct, operational, regulatory compliance and commercial risks.

Management of Prudential's conduct risk is key to the Group's strategy. Prudential's conduct risks are managed and mitigated using the following:

- The Group's code of business conduct and conduct standards, product underwriting and other related risk policies, and supporting controls including the Group's fraud risk control programme;
- A culture that supports the fair treatment of the customer, incentivises the right behaviour through proper remuneration structures, and provides a safe environment to report conduct risk-related issues via the Group's internal processes and the Speak Out programme;
- Distribution controls, including monitoring programmes relevant to the type of business (insurance or asset management), distribution channel (agency, bancassurance, or digital) and ecosystem, to ensure sales are conducted in a manner that considers the fair treatment of customers within digital environments;
- Quality of sales processes and training, and using other initiatives such as special requirements for vulnerable customers, to improve customer outcomes;
- Appropriate claims management and complaint handling practices; and
- Regular deep dive assessments on, and monitoring of, conduct risks and periodic conduct risk assessments.

Risks related to regulatory and legal compliance

Prudential operates in highly regulated markets and under the ever-evolving requirements and expectations of diverse and dynamic regulatory, legal and tax regimes which may impact its business or the way it is conducted. The complexity of legal and regulatory (including sanctions) compliance continues to evolve and increase, representing a challenge for international businesses. Compliance with the Group's legal or regulatory obligations (including in respect of international sanctions) in one jurisdiction may conflict with the law or policy objectives of another jurisdiction, or may be seen as supporting the law or policy objectives of one jurisdiction over another, creating additional legal, regulatory compliance and reputational risks. These risks may be increased where the scope of regulatory requirements and obligations are uncertain, and where specific cases applicable to the Group are complex. Regulatory risks cover a broad range of risks including changes in government policy and legislation, capital control measures, and new regulations at either a national or international level. The breadth of local and Group-wide regulatory arrangements presents the risk that requirements are not fully met, resulting in specific regulator interventions or actions including retrospective interpretation of standards by regulators. As the industry's use of emerging technological tools and digital services increases, this is likely to lead to new and unforeseen regulatory issues and the Group is monitoring emerging regulatory developments and standards on the governance and ethical use of technology and data. In certain jurisdictions in which Prudential operates there are a number of ongoing policy initiatives and regulatory developments which will impact the way Prudential is supervised. These developments continue to be monitored by the Group at a national and global level and these considerations form part of the Group's ongoing engagement with government policy teams, industry groups and regulators. Further information on specific areas of regulatory and supervisory focus and changes are included in the disclosures on Risk Factors.

Risk management and mitigation of regulatory risk at Prudential includes:

- Proactively adapting and complying with the latest regulatory developments;
- Group and business unit-level compliance oversight and risk-based testing in respect of adherence with regulations;
- Close monitoring and assessment of our business and regulatory environment and strategic risks;
- The explicit consideration of risk themes in strategic decisions;
- Ongoing engagement with national regulators, government policy teams and international standard setters; and
- Compliance oversight to ensure adherence with in-force regulations and management of new regulatory developments.

Viability statement prepared in accordance with Provision 31 of the UK Corporate Governance Code

The Group's longer-term prospects

Prudential aims to make healthcare affordable and accessible, protect people's wealth and empower customers to save for their goals, which can often be over a time frame of many years. As such, Prudential considers that its purpose aligns closely with important societal needs, including making health and financial security more accessible, improving financial inclusion and education and transitioning to a low-carbon economy. Prudential is focused on addressing these increasing needs, reflecting population demographics in our chosen markets.

The drivers for this structural growth, such as the low penetration rates across the Asian region, are discussed on pages 8 to 31, alongside the activities we have taken to deliver our objectives and enhance our capabilities. In undertaking these activities, we aim both to meet the evolving needs of our customers and provide sustainable growth for our shareholders, which will support the viability of our business over the longer term.

2022 has seen an easing of Covid-19 related restrictions, although the timing and extent of easing varied across the markets in which Prudential operates. During the year, we have seen a gradual return to a more normalised sales environment. We expect this normalisation to continue, albeit with some uncertainty over the short term. Over the longer term we believe that the demand for our products will continue to grow in line with the structural growth in our chosen markets.

All of the Group's activities are underpinned by ongoing risk management, implemented via the Group Risk Framework and risk appetite limits described in the Group risk report on pages 51 to 53. The Group as a whole and each of its life assurance operations are subject to extensive regulation and supervision, which are designed primarily to reinforce the Group's management of its long-term solvency, liquidity and viability to ensure that it can continue to meet obligations to policyholders. Further details on the current capital strength of the Group are provided on pages 44 to 47.

The Group's management of wider environmental, social and governance issues that could pose a risk to the Group in the future, including the impact of climate change, is set out in the Environmental, Social and Governance report on pages 66 to 168.

This risk and regulatory focus supports the sustainability of our business over the longer term.

Period of viability assessment

The Directors have assessed the viability of the Group for a period longer than the 12 months required by the going concern statement.

The Directors performed the assessment by reference to the three-year plan period to 31 December 2025. Three years is considered an appropriate period as this is the period over which the Group undertakes stress testing for the key economic and insurance risk factors which most directly affect the viability of the Group. A period of three years is selected as these forecasts are inherently volatile over a longer estimation period. This period also represents the period covered by the detailed business plan that is prepared annually on a rolling three-year basis. In approving the business plan, the Directors reviewed the Group's projected performance with regards to profitability, cash generation and capital position, together with the parent company's liquidity over this three-year period. Assumptions applied in the plan include foreign exchange rates, interest rates, credit spreads, equity growth rates, economic growth rates, the impact on the business environment arising from the impact of Covid-19 and anticipated regulatory changes. The Directors are satisfied that this period is sufficient to enable a reasonable assessment of viability to be made.

Assessment of principal risks over the period

The Group's business plan implements the Group's strategic objectives through the business model and activities discussed on pages 14 to 15. Assessment of the risks to achieving the projected performance remains an integral part of the planning process. The Group's approach to risk management and a summary of the key risks facing the Group are set out on pages 48 to 63.

For the purposes of assessing the Group's viability, the Directors considered those risks where the impact of possible adverse external developments could be of such speed and severity to present a shock to the Group's financial position. While all the risks set out in the risk report have the potential to impact the Group's performance, the key risks impacting the Group's viability are: market risk, credit risk, liquidity risk and regulatory risk. The Directors also considered the macroeconomic environment and geopolitical risks in the markets in which the Group operates. Mitigation in place for these key risks to viability is set out on pages 48 to 63.

Stress and scenario testing

As noted above, underpinning the projections in the business plan are a number of economic and other assumptions. To evaluate the Group's resilience to significant deteriorations in market and credit conditions and other shock events, these risks are grouped together into scenarios which are then applied to the assumptions underlying the business plans. Stresses have been applied to the economic and non-economic assumptions underlying the base case business plan, reflecting the Group's management of its position within its risk appetite. The stresses applied to our economic plan and other assumptions in two adverse economic scenarios were as below:

	Interest rate stress	Equity stress	Equity Volatility/Risk Premium	Corporate credit spread increase	Credit long-term loss/long-term spread[4]	Credit default/ downgrade	Adverse currency movement	Other stress
Global deflation	(75)bps	(20)% to (25)%	n/a	+50bps	n/a	3 times base assumption	n/a	Adverse policyholder behaviour
Global inflation	+25bps to +200bps[5]	(25)% to (30)%[5]	+75bps/ (50)bps	+75bps[5]	+100bps/ +250bps	3 times base assumption	5%	Adverse policyholder behaviour

The sensitivity of the Group's regulatory solvency at 31 December 2022 to changes in key assumptions is set out on page 406 of this annual report. In addition, the adequacy of liquid resources of the Group's parent company across the plan period has been assessed by considering a stress scenario assuming the closure of short-term debt markets, as well as additional calls on central liquidity by the local businesses. In this liquidity stress scenario, the Group would have access to sufficient resources to meet the funding requirements of the business, after taking into account the Group's undrawn committed liquidity facilities of $2.6 billion, on top of central cash and short-term investment balances, which as at 31 December 2022 were $3.1 billion. The redemption of debt in January 2023 reduced this balance by $0.4 billion.

The scenarios tested showed that the Group would be able to maintain viability over the three-year period under assessment, after taking account of the actions available to management to mitigate the impacts on capital and liquidity in such scenarios. These actions include, but are not limited to, rebalancing investment portfolios, increased use of reinsurance, repricing of in-force benefits and changes to the mix of new business being sold. In addition, the Group conducts an annual reverse stress test which gives the Directors an understanding of the maximum resilience of the Group to extremely severe adverse scenarios. The analysis assists in identifying management actions that could be implemented to restore the Group's capital and liquidity resources from extreme positions. This analysis also informs the Group's recovery plan and liquidity risk management plan.

The impact on the business of known areas of regulatory change whose financial implications can be reasonably quantified is also considered as part of the plan. As well as known areas of regulatory change, the Group is exposed to the risk of sudden and unexpected changes in regulatory requirements at the Group and local levels. While unexpected changes cannot be fully anticipated and hence modelled, the risk of regulatory change is mitigated by capital held by the Group and its subsidiaries in excess of Group and local regulatory requirements, the Group and its subsidiaries' ability to generate significant capital annually through operational delivery and the availability of compensating actions designed to restore key capital metrics.

Conclusion on viability

Based on this assessment, the Directors have a reasonable expectation that the Group will be able to continue in operation and meet its liabilities as they fall due over the three-year plan period to December 2025.

Notes

1 Excluding assets held to cover linked liabilities and those of the consolidated investment funds.
2 Based on middle rating from Standard & Poor's, Moody's and Fitch. If unavailable, NAIC and other external ratings and then internal ratings have been used.
3 Source of segmentation: Bloomberg Sector, Bloomberg Group and Merrill Lynch. Anything that cannot be identified from the three sources noted is classified as other.
4 Long-term parameter stresses are only applicable to GIECA.
5 Position in range depends on local market.

Creating a better future, together with you



Our 2022 highlights

Demonstrating our continuing commitment to making a difference in the markets in which we operate across our strategic priorities.

Making health and financial security accessible

FIND OUT MORE **PAGE 78** ›

Prudential launched our
dedicated Syariah life insurance entity in Indonesia

Made for Every Family inclusive family cover
provided in our markets



89%
customer retention

Supporting climate transition and responsible investment across our markets

FIND OUT MORE **PAGE 90** ›

On track to meet
25%
WACI reduction by 2025


CO_2

Just and Inclusive Transition
paper published

Included as a partner in the
Just Energy Transition Partnership
for Vietnam

Investee engagement programme across
climate, palm oil and human rights

Leading Emerging Markets Transition Investment project
within NZAOA

First Climate Transition Plan
published

Engaging and empowering our people and communities

FIND OUT MORE **PAGES 109 AND 133** ›

35%
women in senior leadership

$12.2m
community investment cash contribution


$

18,000
employee volunteering hours in local communities

350
Mental Health First Aiders

US$6.5m
Covid-19 relief fund since 2020

Our approach

Introduction

Prudential is proud to celebrate its 175th anniversary and 100 years of operations in Asia in 2023. While 2022 was the first full year for the Group as an Asia and Africa business, Prudential has sought to provide social good through financial protection since 1848. Our company was one of the first to support Great Britain's working classes through innovative and affordable 'penny policies'. While our offering and focus have evolved, our philosophy of being there for our customers and their communities in times of need has remained steadfast.

Most of the markets in which we now operate are characterised by relatively low levels of insurance cover and limited social safety nets. Changing demographics, notably ageing populations alongside the rising middle-class, have created a significant and growing health and protection gap. Prudential seeks to close this gap and our ESG efforts are firmly embedded within our strategy.

We are committed to inclusivity in all that we do for our customers, our people and our communities. Our 'Made for Every Family' initiative aspires to make our coverage inclusive of how families live their lives across different parts of the world.

Our people have a distinct opportunity to serve billions of people across Asia and Africa. As an organisation, we are pushing boundaries to remove barriers to inclusion, investing in talent and creating a culture that binds us together to make that real-life impact.

As a major asset owner and manager, our most significant contribution to combatting climate change is through the decarbonisation of our investment portfolio. Prudential has the goal of a 25 per cent reduction in emissions intensity from our portfolio by 2025. We have already made significant progress towards this commitment, with sustained reduction in our weighted average carbon intensity (WACI) and substantive completion of our coal divestment.

As Asia and Africa are being challenged by the impacts of climate change, Prudential has a distinctive role to play in the transition to a low-carbon economy. Our decarbonisation strategy acknowledges the nature of the markets in which we operate and seeks to ensure the financial and social burden of the transition is just and inclusive, as set out in our 2022 white paper. More broadly, through our investments, we seek to play a role in the growth of robust capital markets across Asia and Africa. This is critical to sustainable economic development.

As we look forward to our next 175 years, nothing could be more important than continuing our work to deliver social good – today and for the future.

Our purpose and strategy

The key features of our ESG framework remain its three strategic pillars, which have clear alignment with our business strategy.

Within each of these, specific focus areas have been identified where we believe that there is an opportunity for Prudential to make a meaningful impact, and as such we place greater focus on these.

We have used this framework to structure the narrative sections of our 2022 ESG Report, where we seek to provide a qualitative and quantitative update on our progress in the year across each area.

Our targets, challenges and goals are set in the context of this framework to allow us to measure our progress and set future ambitions.


THE PILLARS AND FOCUS AREAS ARE:
Making health and financial security accessible
> Digital health innovation
> Inclusive offerings
> Meeting the changing needs of our customers
READ MORE PAGE 78 >
CORPORATE PURPOSE
Helping people get the most out of life
Building social capital
> Our people responsibility
> Our digital responsibility
READ MORE PAGE 109 >
Stewarding the human impacts of climate change
> Decarbonising our investment portfolio
> Supporting a just and inclusive transition
READ MORE PAGE 90 >

THE FOLLOWING STRATEGIC ENABLERS SUPPORT THESE PILLARS:



Good governance and responsible business practices
READ MORE PAGE 140 >

Responsible investment
READ MORE PAGE 122 >

Community engagement and investment
READ MORE PAGE 133 >

Targets

We recognise the importance of targets in evidencing our commitment to progress on ESG topics. Our long term target is to become a net-zero asset owner by 2050, in alignment with the Paris Agreement. We publicly committed to this in May 2021, and made a number of related, shorter-term targets.

During 2022, the business has made good progress on each of these as set out in the table below and in the relevant sections of this report.

Target	Board's evaluation of progress	Detail in report
Deliver a 25 per cent reduction in the carbon emissions‡ intensity of our investment portfolio† by 2025 against our 2019 baseline	**On track:** by the end of 2022, we had reduced the weighted average carbon intensity (WACI) of our investment portfolio by 43 per cent	Page 91
Divest from all direct investments in businesses that derive more than 30 per cent of their income from coal, with equities to be fully divested from by the end of 2021 and fixed-income assets fully divested from by the end of 2022	**Substantively completed:** > In 2021, we fully achieved our divestment from coal equities > By the end of 2022, we had substantively completed our divestment from coal bonds with one holding remaining as a result of market conditions. We continue to seek opportunities to divest from the remaining holding and intend to do so as soon as practicable*	Page 92
Engage with the companies responsible for 65 per cent of the absolute emissions in our investment portfolio	**Fully met:** This is a continuing annual target, which we have fully met in 2022 for the identified cohort of companies	Page 128
Deliver a 25 per cent reduction in our operational emissions intensity from a 2016 baseline, abating the remaining emissions via carbon offsetting initiatives, to become carbon neutral across our Scope 1 and 2 (market-based) emissions by the end of 2030	**On track:** We achieved an intensity ratio of 1.21 tCO_2e/FTE for 2022, keeping us ahead of the emissions reduction trajectory required to meet our 2030 target of 1.65 tCO_2e/FTE	Page 102
Employ 35 per cent women in senior management by the end of 2023	**On track:** at 31 December 2022, the representation was 35 per cent, in line with our 2023 target	Page 110

‡ Carbon emissions refers to carbon dioxide equivalent emissions (CO_2e) per the Greenhouse Gas (GHG) Protocol, including carbon dioxide (CO_2), methane (CH_4), nitrous oxide (N_2O), hydrofluorocarbons (HFCs), perfluorocarbons (PFCs), sulphur hexafluoride (SF_6) and nitrogen trifluoride (NF_3).

† Our investment portfolio ('investment portfolio') includes both listed equities and corporate bonds in all shareholder and policyholder assets, while excluding assets held by joint venture businesses and assets in unit-linked funds as we do not have full authority to change the investment strategies of these. Further information is provided in the Basis of Reporting here: www.prudentialplc.com/~/media/Files/P/Prudential-V13/esg-report/basis-of-reporting-2022.pdf.

* In 2021, we fully divested from equities meeting the policy criteria, which we continue to monitor so as to maintain this divestment position. By the end of 2022, we had substantively completed our commitment to divest from coal bonds meeting the policy criteria: we had divested from 97 per cent of the coal bonds held at 31 March 2021, the date used for our May 2021 commitment. Due to illiquidity in the market, we were unable to fully divest from one remaining holding of $12.1m, which illustrates the degree of challenge in implementing a divestment strategy in our markets. We continue to seek opportunities to divest from the remaining holding and intend to do so as soon as practicable. We also continue to engage with the issuer on other options for us to divest from this holding as we believe we have set our coal policy in a just and inclusive manner. Since 31 December 2022, we have further divested from this coal bond.

The above targets are as at 31 December 2022. The Board will continue to review and evolve these as the Group progresses on its ESG journey to take into account evolving scientific data and stakeholder expectations.

Challenges and future goals

There is significant effort required to become a net-zero asset owner by 2050. The journey towards a net-zero economy requires large scale transformation, including for those companies held within our investment portfolio. Although we are making progress on our decarbonisation targets, we are aware that we still have much more to do in both our decarbonisation planning and implementation.

We are aware of specific gaps in our knowledge and processes, and also acknowledge there are unknowns which may arise in the future. We are committed to filling these gaps over time, and updating our approach and reporting on progress.

Specific goals and areas of focus for us in the coming three to five years include:

Targets	Achievement of our first interim target of 25 per cent reduction in emissions by 2025, for which we are on track Review of our investment portfolio ambition, including setting a 2030 decarbonisation target by the end of 2024, in line with the NZAOA Protocol Investigate feasibility of setting net zero Scope 1 and 2 operational targets, acknowledging the lack of renewable energy available within certain of our markets
Data	Increasing the coverage and quality of our Scope 3 investment book data Developing specific decarbonisation pathways for asset classes Increasing the coverage of our Scope 3 emissions for the rest of our value chain (eg supply chain)
Financing the transition	Exploring innovative opportunities to finance the transition in a just and inclusive manner, in partnership with the private and public sector
Customers	Continuing to offer inclusive and affordable health and protection products, recognising that protection is itself a climate mitigation measure Continue to explore the intersection of climate change and adverse health impacts, including through research, thought leadership and product development
Opportunities	Continue to explore the intersection of climate change and adverse health impacts, including through research, thought leadership and product development Continuing to offer inclusive and affordable health and protection products, recognising that financial protection is itself a climate mitigation measure
People	Elevate our people for the future of work, by cultivating a continuous learning culture and build skills for now and the future Development of a bespoke approach for distinct workforce segments to actively manage the career pathways and build a sustainable succession pool for our most critical roles Continue to drive sustained performance through D&I, wellbeing, performance and reward
Emerging topics	Development of policies around nature and biodiversity

As we address these challenges, we seek to balance the need for decarbonisation with sustainable development through a just and inclusive transition. Action will be required from all players across both the private and public sectors. Prudential is committed to working alongside the governments in the markets in which it operates, multi-lateral development banks and others.

We are particularly mindful of the challenges in some of our major markets of India, China, Malaysia and Thailand, which remain highly reliant on coal and other fossil fuels. As such, balancing the interests of all our stakeholders across both developing and developed markets, acknowledging their varying capacity and perspectives, remains an ongoing challenge.

During 2022, as part of our ongoing review of our climate targets, we undertook an internal review of the Science Based Targets initiative (SBTi) and engaged with the SBTi to understand their view of the methodology's application in emerging markets. The SBTi uses global decarbonisation targets and pathways for their verification which do not distinguish between the differing needs for emerging markets and developed markets. Aligned with our approach to a just and inclusive transition, we believe it is critical that we engage with countries and companies to work with them to overcome their transition challenges. A part of this approach is reflecting the nuances of the challenges faced by specific countries, for example in balancing economic growth and decarbonisation. This leads to differences in pace of decarbonisation as accepted in the Paris Agreement through the 'common but differentiated responsibilities' principle, which we try to integrate in our Responsible Investment approach and articulated in our Just and Inclusive Transition paper. We continue to engage with the SBTi and monitor its publications to explore how the methodology can be appropriately applied in our markets, in a manner that is consistent with the needs of emerging markets and our broader philosophy.

Aligning with the United Nations Sustainable Development Goals

The United Nations (UN) Sustainable Development Goals (SDGs), which is at the core of the 2030 Agenda for Sustainable Development, are universally recognised and provide a shared blueprint to provide a more sustainable future for all. In aligning with the SDGs, the Group is focused on those goals where we can make a meaningful contribution given their alignment with our purpose and business strategy.

SDG	SDG target	Intended outcome	How Prudential can support this outcome	Link to our material topics
1. No poverty	1.4, 1.5 1 NO POVERTY	Increase access to quality healthcare services, and financial services for the poor and the underserved, including microfinance. Improve resilience of the poor and reduction in their exposure and vulnerability to climate-related extreme events and other economic, social and environmental shocks and disasters, where there are no, or limited, social safety nets.	Provide affordable bite-sized products for underserved segments. Enable financial literacy to promote understanding of the need for health and protection products.	Inclusive offerings* Financial literacy
3. Good health and wellbeing	3.8, 3.d 3 GOOD HEALTH AND WELL-BEING	Achieve universal health coverage, including financial risk protection, access to quality essential healthcare services and access to safe, effective, quality and affordable essential medicines and vaccines for all. Strengthen the capacity of all countries, in particular developing countries, for early warning, risk reduction and management of national and global health risks.	Leverage technology to provide people with better access to healthcare services. Collaborate with community organisations to support health promotion, safety and resilience activities.	Digital health innovation* Community engagement and investment
5. Gender equality	5.5 5 GENDER EQUALITY	Ensure women's full and effective participation and equal opportunities for leadership at all levels of decision-making in political, economic and public life.	Set and implement targets for female participation rate senior leadership.	Diversity, inclusion and belonging*
8. Decent work and economic growth	8.3 8 DECENT WORK AND ECONOMIC GROWTH	Promote development-oriented policies that support productive activities, decent job creation, entrepreneurship, creativity and innovation, including through access to financial services.	Investments in business and industry underpinning growth and supporting the development of capital markets.	Responsible investment* Employment, recruitment and rewards
12. Responsible consumption and production	12.6 12 RESPONSIBLE CONSUMPTION AND PRODUCTION	Encourage companies, especially large and transnational companies, to adopt sustainable practices and to integrate sustainability information into their reporting cycle.	Continue to publish disclosures regarding our operational emissions and our initiatives to reduce them.	Responsible environmental practices Responsible procurement practices
13. Climate action	13.1, 13.2, 13.3 13 CLIMATE ACTION	Strengthen resilience and adaptive capacity to climate-related hazards and natural disasters in all countries. Integrate climate change measures into national policies, strategies and planning. Improve education, awareness-raising and human and institutional capacity on climate change mitigation, adaptation, impact reduction and early warning.	Measure, manage and publicly disclose the carbon footprint of our investment portfolio. Be an active steward of the investments in our portfolio companies, engaging with management and exercising shareholder voting rights. Incorporate climate change risks into our strategy and business planning. Advocate for a just and inclusive transition. Collaborate with community organisations to support resilience and disaster recovery activities.	Responsible investment* Climate change* Community engagement and investment

* Considered as priority material topics.

What shapes our approach

Approach to materiality and stakeholder engagement

We recognise that our activities and how they are carried out have impacts on markets, customers and people. To remain successful and sustainable in the long term, we need to engage in societal discourse and find ways to align both our broader business performance and our societal impact with the expectations of our shareholders, stakeholders and the broader society. Our materiality assessment helps us gain a deeper understanding of the issues that matter most to these groups, and how our environmental, economic and social impacts are perceived and translated today and in the longer term into associated risks and opportunities for our business.

This section serves to provide disclosure of the processes and results of our materiality assessment, including the criteria adopted to identify material ESG issues, and the process and results of our stakeholder engagement.

As mentioned in our last report, in 2021, we drove our ESG framework through existing interaction with external stakeholders, including frequent meetings with investors and NGOs. This allowed management to evaluate the appropriateness and relevance of our ESG framework to stakeholders. Following our 2021 review, we adopted a more robust materiality assessment through deeper and more structured stakeholder engagement on ESG issues in 2022.

For the purpose of materiality, we continued to identify our stakeholders as governments, regulators, investors, rating agencies, customers, employees, and distributors. Our stakeholders impact our strategy and are also directly affected by it. Our materiality assessment helps us examine various issues, risks and opportunities as they relate to our stakeholders while focusing on areas where we can create positive impact.

Materiality assessment process

Step 1

Identify and define material topics

Our list of material topics in 2022 is drawn from prior material topics, HKEX and SASB requirements as well as having conducted peer reviews. Biodiversity and broader nature-based considerations, being emerging topics among certain stakeholder groups in 2021, were also incorporated as one of our topics. This resulted in a list of 21 topics.

Step 2

Prioritise topics based on stakeholder views

We gathered views from stakeholders to prioritise the list of topics. These were carried out through normal-course interaction and through ESG surveys that were done for the first time with our customers, employees and agency distributors. The ESG surveys were carried out regionally with nearly 1,000 customers, more than 1,000 employees, and over 7,000 agency distributors.

Step 3

Analyse and evaluate

We analysed and evaluated the information and mapped each topic against a materiality matrix. As part of this process, we held a workshop and carried out interviews with nearly 20 senior internal stakeholders across key functions and businesses who provided inputs from a business impact perspective.

Step 4

Validation and approval by senior management

The final step of our materiality assessment involved getting validation and approval from senior management through the governance of our Group ESG Committee and Responsibility and Sustainability Working Group (RSWG).

Materiality matrix

Our assessment resulted in 21 topics which are deemed to be either high, medium or of emerging priority. The topics are mapped according to their relative degree of importance to stakeholders, their relevance to Prudential's business and impact on the economy, environment and society.

Based on the work to date, the top material topics are: responsible investment, fair treatment of customers, customer satisfaction, inclusive products and services, digital health innovation, climate change, privacy and data protection, ethics and responsible business practices, corporate governance and diversity, inclusion and belonging. We deem these 10 topics to be of high priority, and they are also in line with our expectations and aligned with our ESG strategy and areas of focus.

For more details on our material topics and where they are covered in our report, please refer to the visual below.

Materiality matrix



High
Influence on stakeholder assessments and decisions
Emerging
Workplace health and safety
Responsible environmental practices
Inclusive products and services
Customer satisfaction
Responsible investment
Fair treatment of customers
Privacy and data protection
Climate change
Digital health innovation
Ethics and responsible business practices
Training and development
Financial literacy
Employment, recruitment and rewards
Diversity, inclusion and belonging
Corporate governance
Community engagement and investment
Responsible procurement practices
Volunteerism
Labour rights
Anti-bribery and corruption
Biodiversity and nature-based considerations
Emerging
Significance of Prudential's economic, environmental and social impact
High
Environmental
Social
Governance

Inclusive products and services

Customer satisfaction

Digital health innovation

Fair treatment of customers

MAKING HEALTH AND FINANCIAL SECURITY ACCESSIBLE SECTION ON **PAGE 78** ›

Climate change

CLIMATE CHANGE SECTION ON **PAGE 90** ›

Diversity, inclusion and belonging

Privacy and data protection

BUILDING SOCIAL CAPITAL SECTION ON **PAGE 109** ›

Responsible investment

RESPONSIBLE INVESTMENT SECTION ON **PAGE 122** ›

Ethics and responsible business practices

Corporate governance

GOOD GOVERNANCE AND RESPONSIBLE BUSINESS PRACTICES SECTION ON **PAGE 140** ›

Understanding our impact

Stakeholder engagement

In order for us to help people thrive, build a greener future and lead by example, we need to maintain proactive dialogue with each of our stakeholders. Understanding their views on the social, economic, environmental and governance topics affecting us as a business will enable us to better address their concerns, exchange constructively and ultimately better manage our business.

Ongoing dialogue and collaboration with our stakeholders are important for creating and maintaining meaningful and mutually beneficial relationships. This keeps us plugged in on changes and focused on staying relevant to our stakeholders. Continual stakeholder engagement also helps us create long-term value where we operate.

Listening to our stakeholders' views

As part of our materiality review in 2022, and in light of activities carried out in the past on stakeholder engagement, we took the following actions to better understand our stakeholders' key areas of interest and concern:

> maintained current engagement with governments, regulators and investors; and

> started engaging with selected key stakeholder groups including customers, employees and agency distributors across major markets in a more structured manner.

The table below provides an overview of the different stakeholder groups we continue to engage with, how we have engaged with them, what their key areas of interest or concerns are and our response to these.

Stakeholder groups	Mode of engagement	Topics of interest or concern in order of priority where indicated by the stakeholder group
Investors	Regular meetings Investor conferences Investor Perception Study	Climate change Inclusive products and services Responsible investment Digital health innovation Diversity and inclusion
Rating agencies	Annual meetings	Climate change Inclusive products and services Responsible investment Digital health innovation Diversity, inclusion and belonging
Customers	Contact centres Focus groups Customer survey	Customer fair dealing Data privacy and protection Responsible investment Customer satisfaction Financial literacy
Employees	Employee survey Collaboration Jam Workshop Townhalls	Responsible environmental practices Workplace health and safety Responsible investment Climate change Employment, recruitment and rewards
Agency distributors	Agency distributor survey	Customer satisfaction Inclusive products and services Training and development Digital innovation Customer fair dealing
Governments and regulators	Roundtables Consultations Regulatory colleges Regular meetings	Healthcare access and insurance Ethics and responsible business practices Data privacy Financial inclusion Climate change Responsible tax

Further information on our engagement with our stakeholders can be found in our Section 172 Statement.

Managing the process

ESG governance overview

The Board considers ESG to be integrated and aligned with our core business strategy of protecting people's wealth, helping them grow their assets, and empowering them to save for their goals. It recognises the major role that Prudential can continue to play across Asia and Africa, as well as in the long-term success, resilience and health of the communities in which we operate. As such, ESG matters, including climate change, are overseen by the Board, which is responsible for determining overall strategy and prioritisation of key focus areas, and monitoring risks.

In recent years, the Board has included ESG in the strategic priorities for the Group's Executive Directors by way of a specific objective to drive the climate and responsible investment focus across the organisation, both as an asset owner and an asset manager, through embedding the external ESG commitments made in May 2021. In late 2021, the Remuneration Committee decided that a measure aligned with our published commitment to reduce the carbon emissions of all shareholder and policyholder assets by 25 per cent by 2025 should be attached to Executive Directors' 2022 Prudential Long Term Incentive Plan (PLTIP) awards. Carbon reduction targets will also be attached to Executive Directors' 2023 PLTIP awards. Further information can be found in the Directors' remuneration report.

The Board Responsibility and Sustainability Working Group (RSWG), established in early 2021, continued during 2022. George Sartorel replaced Alice Schroeder as Chair following the AGM in May 2022, and both Arijit Basu and Claudia Suessmuth Dyckerhoff were appointed to the RSWG on joining the Board. In light of his appointment as Senior Independent Director, Jeremy Anderson will step down from the RSWG on 31 March 2023.

In July 2022, the responsibilities of the RSWG were re-positioned to focus on customer, culture, and digital, in addition to people and community matters, having focused a large part of its agenda in 2021 on climate change. Oversight responsibilities for environmental and climate-related issues, including the ongoing implementation of the Group's external commitments to the decarbonisation of its operations and investment portfolio and other climate-focused external responsible investment commitments were transferred to the Group Risk Committee (GRC). Their terms of reference were amended to ensure a holistic approach to these topics. The GRC's additional responsibilities extend to external reporting, via the ESG Report, where it relates to those areas within its remit, including monitoring the progress on the Group's reporting against the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD).

It is anticipated that the GRC will have a standing item on its agenda in relation to its oversight of climate change, including progress against our climate targets. In setting future targets or commitments, the GRC will consider and make appropriate recommendations to the Board. The revised remit of the GRC is also anticipated to include the consideration of climate-related issues when reviewing and guiding overall strategy, major plans of action, risk management policies, annual budgets and business plans. To support the GRC in executing its duties, the Group's policies and processes supporting significant decisions and transactions have been updated to systematically include consideration of how the matter requiring approval supports and/or impacts the Group's ESG strategy, including setting and overseeing major capital expenditures, acquisitions, and divestitures.

Following this transition of responsibilities, an exercise was completed to map out the material climate and climate-commitment-related activities which support the GRC's new responsibilities, and the supporting governance arrangements including the demarcation in roles of the Board and management committees involved in these activities. The supporting management information and frequency has also been reviewed, including how the management information informs the GRC about climate related matters. The 'ESG, including climate change, governance during 2022' diagram in this section sets out the frequency that the Board, GRC and management committees met during 2022.

In addition to regular course discussion, to further enhance strategic Board-level discussions on climate, a dedicated climate deep dive session was held with the Board in September 2022. Following discussions at the Board on our approach to climate change, the progress towards the Group's externally communicated climate-related commitments, climate-related opportunities, and the evolving expectations of stakeholders, the Board agreed on the need for clear communication around Prudential's role in emerging markets. The latter point has been supported by the publication of Prudential's 'Just and Inclusive Transition' white paper, which sets out the Group's approach to ensuring the transition to a low-carbon economy considers all countries, economies and worker populations by raising awareness on the country-specific challenges for emerging markets in the energy transition.

In respect of the review of the FY22 ESG Report:

- The GRC reviewed the disclosures made in the sections of the ESG Report that relate to areas within its remit (including non-climate ESG-relevant areas within its remit such as financial crime and conduct) in detail and confirmed their inclusion in the report to the RSWG.
- The RSWG retained responsibility for reviewing the Group ESG Report in totality and making recommendations to the Group Audit Committee (GAC) and the Board.
- The GAC considered the Group ESG report within its broader review and recommendation of the full Annual Report and Accounts to the Board.
- The Board approved the Annual Report and Accounts, of which the ESG Report is an integral part.

Management oversight

ESG activity, including the impacts from climate change, is overseen at a management level by the Group ESG Committee, which was chaired by the Group CEO in his role as ESG sponsor. Other members of the Committee are the Group Chief Financial Officer, the Group Chief Risk and Compliance Officer, the Group HR Director, both the Chief Executive and CIO of Eastspring, and the Chief Executive of PACS (Prudential's Singapore business). During 2022, the Group ESG Committee was strengthened by the inclusion of the recently-appointed Group CIO and Group Corporate Affairs Director. From 26 February 2023, the Group ESG Committee is chaired by the Group Chief Financial Officer.

One of the Group ESG Committee's responsibilities is to oversee the Group's progress towards fulfilling our commitment to report against the recommendations of the Financial Stability Board's Task Force on Climate-related Financial Disclosures (TCFD). In 2022, the Group ESG Committee reported to the Board through the RSWG. Further information on the governance and oversight of our responsible investment activity is provided in the *'Group responsible investment governance'* section.

Governance of ESG, including climate change, during 2022

Prudential plc Board

- Oversees all aspects of ESG, including people, culture and communities, with ultimate responsibility for determining strategy and prioritisation of key focus areas
- Provides rigorous challenge to management on progress against goals and targets
- Ensures the Group maintains an effective risk management framework, including over climate-related risks and opportunities

REPORTING

INFORMING

The Board delegates specific ESG, including climate change, oversight matters to its committees

Group Risk Committee

- Meeting frequency in 2022: six times
- Oversight responsibilities for environmental and climate-related issues
- Oversees implementation of external climate-focused commitments
- Reviews climate-related information presented within the ESG report
- Oversees the Group's ongoing commitment relating to TCFD
- Supports the ESG strategy by ensuring the risks, including climate-related risks and opportunities, people and culture are effectively managed

Board Responsibility and Sustainability Working Group

- Meeting frequency in 2022: five times
- Oversees the embedding of the Group's ESG strategy, focusing on customer, culture, digital, people and community matters

Group Audit Committee

- Meeting frequency in 2022: eight times
- Oversees the Group's Annual Report and Accounts, of which the ESG report is an integral part
- Oversees whistleblowing programme

Remuneration Committee

- Meeting frequency in 2022: six times
- Supports the ESG strategy through alignment of the Group's incentive plan to external ESG targets

REPORTING

INFORMING

Chief Executive and Management Team

The Chief Executive has responsibility for implementation of the Group's ESG strategy, including people, culture and climate change risks and opportunities, with support from the executive management team

REPORTING

INFORMING

Group ESG Committee

- Focused on the holistic assessment of ESG matters, including climate change, that are material to the Group
- Chaired in 2022 by Group CEO, and from February 2023 by Group CFO
- Members include asset owner and asset manager CEOs, Group CRCO, and Group CHRO

REPORTING

INFORMING

Group Responsible Investment Advisory Committee (GRIAC)

- Operational responsibility for oversight of Responsible Investment activity
- Co-chaired by Group CIO and Eastspring CIO
- Members include local business CIOs

REPORTING

INFORMING

Prudential Sustainability Advisory Group (PSAG)

- Share Group processes and practices on communications and reporting of ESG-related matters
- Focus on knowledge sharing to support developing and embedding of local business ESG strategies consistent with the Group strategy
- Chaired by Director of Group ESG
- Members include local business ESG leads and other specialists

PSAG is focused on execution and is not part of formal governance

REPORTING

INFORMING

Local businesses

The local businesses support the implementation of the Group's ESG strategy, including climate change risks and opportunities

Approach to ESG reporting

As a company dual primary-listed in Hong Kong and London, Prudential's ESG reporting follows the Hong Kong Stock Exchange (HKEX) requirements, as well as the UK Listing Rules.

HKEX sets out various reporting principles and they are addressed through the report as follows:

Materiality	Discussion of 2022 approach outlined in 'Approach to materiality' section above.
Quantitative	Consistent with 2021, metrics have been provided in compliance with the HKEX requirements and the voluntary adoption of the SASB Insurance Standard. An index is included at the end of this report for both HKEX and SASB Insurance reporting requirements.
Consistency	The FY22 report has been prepared on a consistent basis to FY21 to support compatibility.
Reporting boundary	Consistent with prior years, the scope of the report, and data therein is as set out in the Basis of Reporting, and excludes joint venture partnerships, notably our joint ventures in India and China, and the Takaful business in Malaysia, unless otherwise stated.

Prudential is a supporter of the recommendations of the Financial Stability Board's (FSB'S) Task Force on Climate-related Financial Disclosures (TCFD). Prudential has included material climate-related financial disclosures in this report consistent with the TCFD's four recommendations and eleven recommended disclosures, noting a small number of items are included in our Climate Transition Plan, given their forward looking nature, or our Basis of Reporting, given their technical nature. In October 2021, the TCFD released additional guidance implementing the "Recommendations of the Task Force on Climate-related Financial Disclosures" (2021 TCFD Annex). We reviewed all the relevant guidance in Section C of the TCFD Annex (Guidance for All Sectors) and relevant sector-specific supplemental guidance during 2022 and have provided disclosures in line with this, including the publication of our first Climate Transition Plan. A TCFD index is included at the end of this report (see the 'TCFD index' section) to demonstrate how Prudential is meeting the TCFD recommendations.

As well as the work to enhance internal management and reporting of climate-related information, we participate in external benchmarks to provide additional visibility to stakeholders on our climate-related activity. We aim continually to improve the transparency and utility of our reporting. In 2022, we continued to participate in CDP and we were pleased to improve our score to A- (2021:B).

While assurance of ESG data is not required by the HKEX, it is encouraged as part of the HKEX's 2020 update to the ESG Listing Rules. The Group has sought limited assurance on selected indicators within the Group's ESG report, covering Scope 1, Scope 2 and Scope 3 financed emissions, community investment cash contributions and employee diversity. We appointed EY LLP (EY) to provide limited independent assurance over these selected ESG KPIs within the 2022 ESG Report for the year ended 31 December 2022. EY will be the Group's external auditors from FY2023. Where assurance has been provided, this is clearly indicated throughout the report. The assurance engagement was planned and performed in accordance with the International Standard for Assurance Engagement (ISAE) (UK) 3000 (July 2020), Assurance Engagements Other than Audits or Reviews of Historical Financial Information. A limited assurance report was issued and is available on the Prudential plc website at www.prudentialplc.com/~/media/Files/P/Prudential-V13/esg-report/assurance-statement-2022.pdf. This report includes details of the scope, respective responsibilities, work performed, limitations and conclusion.

As the maturity of Prudential's ESG reporting continues to develop and in recognition of the increasing demand for and use of Prudential's ESG data, we will keep the scope of ESG data assurance under review.

Climate Transition Plan

Prudential has developed the first iteration of our Climate Transition Plan, which is published alongside this report. Our Climate Transition Plan sets out our long-term net-zero pledge and interim targets, and the progress we have made against them. It describes the actions we plan to take to implement our decarbonisation strategy across our investment portfolio* and operations, as well as highlighting the areas in which we need to strengthen our understanding and approach.

We expect our climate and decarbonisation strategy to continue to evolve as we gain more accurate and in-depth data, deeper insights into the specific challenges and evolutions of our local markets, and knowledge from our engagement and advocacy efforts across our value chain. We also expect our Climate Transition Plan to adapt to reflect market, regulatory, technological and other climate-related developments affecting the context and pace of the global transition towards net zero†.

We are seeking to utilise this first iteration of our externally disclosed Climate Transition Plan as an engagement mechanism with our investors and stakeholders, to seek feedback as we continue in the current target cycle and begin to think about the next iteration of climate-related targets. We will therefore consider providing our shareholders with an advisory vote on our climate action and updated transition planning in the future.

For more information, see our Climate Transition Plan at www.prudentialplc.com/~/media/Files/P/Prudential-V13/esg-report/climate-transition-plan-2022.pdf

* Our investment portfolio is defined in our Basis of Reporting at www.prudentialplc.com/~/media/Files/P/Prudential-V13/esg-report/basis-of-reporting-2022.pdf.

† In the context of Prudential, net zero and carbon neutral have the following meanings:
1. 'Net zero', with regards to greenhouse gas emissions, refers to a state by which the greenhouse gases going into the atmosphere are reduced as close to zero as possible and any residual emissions are balanced by removals from the atmosphere. When translating these emissions to the activities in the value chain of an organisation, net zero is a state in which the activities of the value chain for an organisation result in net zero greenhouse gas emissions, in a time frame consistent with the Paris Agreement.
2. 'Carbon neutral' for an organisation refers to relying on carbon offsets to balance its value chain's greenhouse gas emissions, whereas net zero refers to prioritising reductions in an organisation's value chain's greenhouse gas emissions as close to zero as possible and only then are any residual emissions balanced by removals from the atmosphere.

Strategic Pillar: Making health and financial security accessible

Access to social health protection is essential, not just for decent work and sustained economic recovery, but also for enhancing long-term social cohesion. While our emerging markets continue expanding their social health protection programmes, increased demand, compounded by the pandemic, has exacerbated gaps in coverage. The low level of insurance penetration in Asia[1] and high level of out-of-pocket health and protection spending[2] drives an estimated $1.8 trillion health protection gap.[3]

The social role of our agents

As well as the digital innovation we are pioneering, we are proud to have a leading agency force across Asia and Africa, with half a million men and women who harness the power of digital to serve 10 million customers. Agents become effective ambassadors for us through developing and nurturing personal relationships, often over generations.

For today's digital savvy customers that move effortlessly between multiple digital and in-person channels, these ambassadors combine our values of honesty, integrity and trustworthiness across multiple touchpoints to interact with customers, where and when they demand.

We believe that the overriding quality that makes a good agent is that they care about the role insurance plays in society, as a contribution to financial sustainability. Our agents seek to do the right thing for their customers, so that they can have better financial futures.

The role of the agent has pivoted from financial advisor to financial influencer, and Prudential continues to support them on that journey.

Digital health innovation

Across the health and protection value chain, stakeholders are looking for innovative, cost-effective ways to deliver consumer-centric, technology-enabled 'smart' healthcare solutions. Insurers are a key participant in the healthcare industry value chain, both providing health and protection cover, and meaningfully using the information they collect to develop relevant offerings.

We view technology as an enabler that allows people to do more and to connect more. At the front end this enables agents, giving them tools to increase productivity so that they can focus on engaging the customer, and data-driven insights to start authentic conversations on health risks for customers. It also enhances back-end processes, such as supporting claims assessors in risk monitoring, and helping underwriters to come to a decision much more quickly by providing artificial intelligence (AI)-backed recommendations.

As the insurance industry integrates technology in its operations and solutions, Prudential strives to harness the power of data to further personalise the experience for our customers. At the same time, we remain acutely aware of the importance of the human touch and the role of our highly skilled agents. We are strong advocates of humanising technologies – using tech not to replace, but to enhance, decision-making and empower authentic human connections.

Pulse is a mobile app designed to bring holistic health and wealth solutions to Prudential customers. It enables Prudential's multi-channel distribution strategy to make healthcare more accessible and increase financial inclusion. Pulse can give users access to services such as health risk assessments and online doctor consultations to help them better manage their health needs, as well as digital wealth tools to make financial decisions simpler. Pulse also seeks to leverage its digital platform to streamline existing Prudential services, such as allowing users to renew their insurance policies. For example, customers in Cambodia will be informed in advance so that they can renew their plans before the cover expiry date, to ensure uninterrupted insurance coverage on their existing policies.

Pulse is active in many of our emerging markets, with offerings tailored to each market in which it is offered. For example, in Malaysia Pulse offers free services such as health assessments, symptom checkers, incentivised health challenges and relevant news articles related to health. In addition, we offer free telemedicine services to all Malaysian Pulse users through our partner, DocOnCall. In 2022, we launched the Medical Booster function, which rewards customers with a non-claim benefit up to $220/RM1,000 for taking action to stay healthy. This reinforces awareness around preventive care, by allowing customers to claim for services such as health screenings, vaccinations, diagnostic tests, and health subscription programmes on Pulse.

Notes

1 Swiss Re Institute; Sigma No 3/2021: World insurance – life insurance penetration (premiums as a percentage of GDP in 2020).
2 World Health Organisation: Global Health Observatory data (2019). South-East Asia, Out-of-pocket expenditure as percentage of current health expenditure (CHE).
3 Swiss Re Institute: The health protection gap in Asia, October 2018.


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Prudential and Femtech

In South-east Asia, female health and wellness remain underserved by mainstream healthcare, and reliable information on relevant science and services remain limited. Femtech – which refers to a range of health software and tech-enabled products and services addressing female medical and health needs – is a growing industry. Prudential Thailand is focused on ensuring we stay relevant to our female customer base, while being inclusive in working to resolve broader global health issues.

In July 2022, Prudential Thailand launched a menstruation and fertility tracker ('FemHealth Cycle Tracker') on Pulse. The tracker allows users to generate a reproductive health self-assessment, through answering questions on areas such as diet, alcohol consumption, exercise frequency, and family history. These data points enable the content engine within Pulse to create a personalised dashboard for each user, to help them to understand their reproductive health status. Users can also tele-consult with a certified obstetrics and gynaecology expert through the app.

The ultimate aim is for these services to provide data and tools to women, enabling them to make more informed decisions on pregnancy, family planning and fertility treatment.

Digital partnerships

Across our markets, people are living longer, but not necessarily healthier or better. By harnessing technology, we want to empower people to live well for longer by making it easier for them to take care of their health and plan for their financial futures.

In 2022, Prudential continued to expand the relationships it has built in recent years with digital partners, to provide numerous offerings that combine health, wealth, retirement and lifestyle knowledge and solutions.

In October, Prudential and Google Cloud announced a strategic partnership to enhance health and financial inclusion for communities across Asia and Africa, strengthening Prudential's existing relationship with Google, which began in 2019. Prudential will leverage Google Cloud's data analytics capabilities, secure and sustainable infrastructure, and the broader Google ecosystem to accelerate its digital transformation. This will enhance user engagement on preventative health via Pulse. In the longer term, we will look to adopt Google's AI across a broader digital strategy to make accessing insurance simpler, to drive greater efficiency, and to increase agent productivity.

Our markets in Africa made notable progress in providing affordable insurance to underserved populations, through their partnerships with local telecommunications service providers:

Country	Description
Ghana	Continuing its collaboration with AirtelTigo, which distributes products by microinsurance specialist BIMA, our Ghana business developed and sold microinsurance to more than 315,000 customers in 2022. Covering hospitalisation, death and accidental permanent disability, the product accepts premium payments via airtime money transfer, to increase affordability, reliability, and inclusivity for underserved and unbanked populations.
Cameroon	Prudential partnered with MTN to offer insurance through a low-cost package called Degree Insurance, which provides protection to students from primary to tertiary level. Premiums are paid through MTN Mobile Money, facilitating insurance policy purchasing for those without bank accounts.
Côte d'Ivoire	Prudential partners with Orange to offer health coverage for workers in the informal sector, guaranteeing payment of hospital expenses for a monthly premium of $0.99. In 2022, nearly 15,000 new policies were sold.


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Upgrading personal digital healthcare

In Thailand, Prudential partnered with Garmin, a global designer of fitness trackers, and Qumata, a provider of data-driven algorithms. The partnership enables us to help people manage risk factors associated with the pandemic using the Covid-19 Resistance Score Model. The model estimates a user's likelihood of developing serious health consequences should they be infected, based on their activity and profile data (including a voluntary vaccination input).

For example, in illustrating to users their resistance to Covid-19, the app can recommend action for prevention.

Telemedicine

Telemedicine is the use of digital communication and information technologies to provide clinical healthcare at a distance. Prudential offers numerous ways for customers to conduct medical examinations remotely with ease and convenience. Patients who previously had limited access to healthcare services can now see a physician without leaving their home. Such services also offer customers privacy, more control of their personal time, and the comfort of conducting the examination from a familiar and safe location.

Through Pulse, users in Singapore, Vietnam, and Thailand can access telemedicine services, through partnerships with MyDoc and DocOnCall. In Hong Kong, Prudential launched the Tele-Medical Examination Service and a new Point-to-Point Sample Collection Service. Through its partnership with online platform MedNet, our Taiwan business enables customers to seek doctor consultations, second opinion services and information on cancer examinations and treatment. It also provides home care and health articles to help users better care for themselves and family members.

In Indonesia, Prudential launched a new medical protection product, PRUSolusi Sehat Plus Pro. Among the many benefits provided, such as coverage for pre-hospitalisation, customers can access telehealth services (both locally, and in Malaysia or Singapore) up to three times per outpatient surgery or cancer treatment, before or after discharge from a hospital or clinic.

In Uganda, we continued our partnership with telemedicine partner Rocket Health, to enhance the convenient and cost-effective healthcare we provide to our customers and agents. The partnership's telemedicine service offerings include remote lab sample collection, sharing results digitally and providing explanatory calls, and following up with relevant medication delivery. In 2022, more than 3,600 health insurance customers in Uganda used these telemedicine services.

Mental health

Mental illness is the largest single cause of disability worldwide, and the range of mental health conditions can make addressing this challenge more difficult. The mortality rate of those with mental disorders is significantly higher than the general population, with a median life expectancy loss of 10.1 years.[1]

As the pandemic continued to disrupt day-to-day life globally, it became clear that access to mental healthcare is critical for a healthy and productive workforce. According to Mercer Marsh[2], one in two employees in Asia say they highly value insurance coverage for mental health, yet only 1 per cent of Asian insurers regard mental health provision as a key priority.

Lack of awareness, associated stigma and misconceptions about mental illness are a primary challenge in accessing treatment. Supporting the mental wellbeing of our customers is a strategic priority, and we have dedicated products and digital services addressing this critical area in our markets.

In Taiwan, Prudential has partnered with FarHugs to provide discounted remote consultation services for customers. Collaborating with nearly 300 psychologists and counselling specialists, this partnership allows users to manage numerous types of distress through customised coaching sessions. This initiative is a form of early intervention for potential mental health challenges affecting customers, and is especially valuable in the wake of the pandemic that has increased isolation.

In Malaysia, Prudential's critical illness offering 'PRUAll Care' provides additional benefits beyond treatment. These include mental health cover for seven conditions, including severe bipolar disorder, severe major depressive disorder and schizophrenia (for adults), and autism, Tourette Syndrome, and attention-deficit hyperactivity disorder (for children).

We also prioritise the mental wellbeing of our employees, and strive to create a work environment where we demonstrate care for each other, strengthen inclusion and deepen belonging. Further details on our support to employees can be found in the *Prudential's wellbeing pillars* section on page 114.

Notes

1 Walker ER, McGee RE, Druss BG. Mortality in mental disorders and global disease burden implications: a systematic review and meta-analysis. JAMA Psychiatry. 2015 Apr; 72(4): 334-41.
2 Mercer: Mercer Marsh Benefits report highlights gap in mental health coverage and outpaced healthcare costs vs inflation in Asia, March 2022.


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Pulse and mental health

Being healthy is about more than physical fitness and muscular strength. Positive mental health contributes to enhanced decision-making, emotional and social wellbeing, and reducing vulnerability to certain physical ailments like heart disease, stroke and diabetes. Recognising this crucial wellness topic and our customers' active general mobile device use, Prudential has invested in a curated mental wellness offering with our partner Amaha, which is among the top Pulse functions within launched markets.

The app features straddle three health stages: prevention, postponement, and protection. Prevention includes a Healthcheck function, where users answer a digital questionnaire about their lifestyle, diet, mental health and medical history. This generates a health report and provides practical insights into long-term disease risks, which are supplemented by our chatbot that analyses user health conditions. In addition, Pulse provides customers with tools and information, such as mood trackers, quizzes, and curated content, to better manage their mental health.

In 2022, more than 30,000 unique users from ASEAN used the mental health functions in Pulse. Our mental wellness features resonated particularly well with women and customers between the age of 18 and 45, specifically mood tracker features and overparenting, anxiety and sleep hygiene quizzes.

In September, Prudential Singapore launched a mobile app, Business@Pulse, to help SME employees manage their group insurance. Business@Pulse complements other Prudential wellness initiatives including WorkPLAYce, our corporate wellness programme that offers a variety of activities aimed at promoting physical and mental wellbeing, such as fitness and meditation classes and health screenings.

Inclusive offerings

Socioeconomic factors often determine whether an individual is able to access benefits, insurance and health coverage. This means that disadvantaged groups often miss out, despite being the groups that need the most help.

We therefore view the expansion of coverage of our health and financial security products in Asia and Africa as critically important, and strive to develop and re-design our products and services – across our multi-distribution channels – in an inclusive manner. Our objective is to offer underserved communities, including vulnerable populations, protection and savings products that meet their needs. Our multi-channel distribution model, through agency, bancassurance and digital, gives us different ways to serve the diverse needs of our customers in the way that best suits them.


Industrial Branch. A Division.—SCOTLAND. 7993446

PRUDENTIAL ASSURANCE COMPANY, LIMITED,

CHIEF OFFICE—HOLBORN BARS, LONDON.

INFANTILE PROPOSAL.

DECLARATION TO BE SIGNED BY THE PARENT.

CERTIFICATE OF AGENT.

TABLE OF SUMS PAYABLE FOR ONE PENNY WEEKLY.

Infantile policy (1856)

Prudential's long history of adopting financial inclusion

In 1854, we opened our Industrial Branch, providing affordable 'penny policies' to working people. This transformed the insurance industry, as Prudential became one of the first UK firms to provide insurance to the working classes. Two years later, the company introduced another innovation, 'Infantile Insurance', which allowed parents to insure the lives of children younger than 10, in contrast to peer offerings that only insured children older than 10 due to the high infant mortality rate.

Prudential has also historically offered innovative products targeted at women. In 1922, the company introduced the Everywoman Policy, which encouraged independent saving for women. The introduction of this policy and the advertising campaign that accompanied it signalled an important moment in Prudential's history, as the company began to address women as the target, rather than the subject, of insurance advertising.

Diabetes coverage in Thailand

More than four million people have diabetes in Thailand – projected to rise to 5.3 million by 2040 – but only 2.6 million are provided with access to medical treatment, making diabetes sufferers an underserved population.

In November, we launched the PRUNo Worries Diabetes insurance plan, which offers coverage specifically for pre-diabetics and people diagnosed with Type 2 diabetes, up to the age of 70. Applicants do not need to undergo a health examination, but simply answer health-related questions.

On World Diabetes Day in November, Prudential Thailand participated in numerous events in cooperation with the Thailand Health Partnership Network (which includes the Bangkok Health Bureau and the Department of Disease Control). Prudential provided knowledge on preventative care (eg nutrition and exercise), as well as offering free screenings for diabetic retinopathy, a major complication that can cause vision loss.

Prudential Thailand is also partnering with Thailand's leading hospitals to provide exclusive offers to all Prudential customers, such as special vaccinations deals, discounts on cancer screenings, and health check-ups.

Made For Every Family

Prudential continues to expand its beneficiary list for insurance products, broadening its customer base to better support evolving family structures and societal expectations. During 2022, we launched numerous strategic propositions that celebrate families of every shape and size. These underscore our commitment to making healthcare and financial security accessible and affordable to more people and families, and helping them get the most out of life. Our range of inclusive products recognises that although each family is different, they should receive equivalent protection and coverage.

Over the past year, our businesses across Asia have worked together, collaborating and workshopping ideas that fulfil our customers' needs. Across 11 markets, we rolled out a range of new and extended products that are Made For Every Family. Within each product, we expanded term definitions (such as 'Beneficiary') to offer more tailored protection for extended family members. For example, in 2021, Prudential Hong Kong's life customers could nominate a more diverse range of family members as their beneficiaries, including grandparents, cousins, and step-children. In 2022, we built further on the extended family definition, by accepting same-sex married couples as the life assured for designated insurance products.

Inclusive family coverage in our ASEAN markets

Today, over half of the Malaysian population does not own a life insurance policy or family Takaful certificate. In addition, the Life Insurance Association of Malaysia (LIAM) further revealed that of those protected, over 90 per cent do not have sufficient coverage to protect themselves and their families. Closing this protection gap requires equalising access to insurance and Takaful coverage. By making its solutions more inclusive, Prudential Malaysia hopes to reduce the protection gap and to serve more people and more families. Our Malaysia business launched Extended Family Coverage, the first of its kind in the local industry. This initiative extends coverage beyond the nuclear family to include extended family members (eg cousins or grandparents) who fully or partially support the maintenance or education of others.

In the Philippines, Prudential launched PRUHealth FamLove, a life protection plan that includes critical illness cover for up to four family members in one policy, a first-of-its-kind product in the market. This is available for all Filipino families, including same-sex or common-law partners, parents, and adoptive children.

Costs including long-term medication and care can be covered by the plan's critical illness benefits through the System and Organ Function Insurance (SOFI) concept. This feature makes the product unique in the market, as it provides coverage should any major organs require surgery, without the need to consult a long list of critical illnesses for which cover is provided.

In Thailand, Prudential designs insurance products to serve the unique needs of all families, including traditional nuclear families, those in the LGBTQIA+ community, single-parent homes and extended families with adopted children.

For example, Prudential Thailand allows LGBTQIA+ policyholders to designate non-relatives as their beneficiaries, if the policyholder can identify and provide a 'Life Partner' document. They can name their partners as beneficiaries for life and other insurance plans, or add their adopted children.

Products for Women

Women are vulnerable to a range of gender-specific health conditions and associated medical expenses, and the rising cost of healthcare, pregnancy and motherhood increasingly compound affordability and access. Prudential is focused on staying relevant to our female customers, while also being more inclusive in working to resolve broader health issues. A number of our markets offer exclusive plans that cover a wide range of female specific illnesses and conditions. These include:

Country	Products for Women
Philippines	Prudential launched the first breast cancer-specific life insurance product in the country. Designed to promote women's health protection and aid early interventions, this product can be purchased digitally on Pulse, and comes in two versions with premiums starting at $2.86/PhP 150.
Thailand	Prudential offers various products specifically covering women's health. These include PruLady Cancer Care and PruMum, which are available through Pulse and other digital channels, such as Prudential's partnership with Thailand's largest loyalty programme The 1. Respectively, these products provide protection against numerous cancers (including but not limited to cervical, ovarian, and breast), and against the risk of pregnancy complications and miscarriage from accidents.
Cambodia	Prudential Cambodia launched PRUMyHealth, the first individual medical reimbursement solution in the market from a local life insurer. In addition to providing customer access to cancer and in- and out-patient treatments, this product also provides coverage against actual medical expenses for 10 types of pregnancy complications, including still births, ectopic pregnancies and post-partum haemorrhages that require a hysterectomy. PRUMyHealth accepts cashless payments at more than 200 hospitals domestically and within South-east Asia and has a medical reimbursement coverage amount up to $50,000.

Islamic finance

Islamic finance is seen as a risk-sharing service that works with the community to provide Shariah-compliant products and services across various finance-related areas.

Prudential is committed to playing a leading role in driving the development of Islamic finance in Indonesia. In April, Prudential Indonesia launched PT Prudential Sharia Life Assurance (Prudential Syariah). Prudential is the first international life insurer in Indonesia to establish a dedicated entity focused on serving the growing local Sharia market. The business is dedicated to meeting the Sharia-based health and welfare needs of the Indonesian Islamic population, with a wide range of solutions that are based on 'Sharia for All' principles.

We use our digital technology to provide personalised and accessible Sharia-based solutions, in order to meet the growing need for risk protection. In partnership with leading local digital payment services provider OVO, and our bancassurance partner UOB, we launched PRUTect Care, a Sharia-compliant life insurance product. This was sold on the TMRW app, where customers could sign up for cover for various causes of death, including Covid-19, as well as accidents, hospital care and infectious diseases. Users can choose, register and validate their policies, as well as make claims via Pulse.

We also serve the significant Islamic population in Malaysia. In 2022, Bank Negara Malaysia stated that only 42 per cent of adult Malaysians had at least one life insurance policy or family Takaful certificate, though noting that the majority still remain uninsured against death, disability, or sickness[1]. Prudential's i-Lindung initiative, aimed at promoting the importance of financial protection within the B40 (bottom 40 per cent in terms of income) community, encourages more Malaysians to be financially protected through our inclusive and budget-friendly plans.

Under the i-Lindung initiative, which is delivered in partnership with the Employee Provident Fund (EPF), we have launched four plans: PRUGuard Life, PruBSN Lindung (term protection), PRUCare Life and PruBSN Cegah (critical illness protection). EPF members can sign up for the protection plans by completing a few simple health-related questions and make premium payments directly from the EPF online portal i-Akaun.

Bite-sized offerings

While insurance can provide financial support to policyholders during periods of illness, access to financial services can still remain scarce and unaffordable to those in low- and middle-income countries. The process of positive change must start with addressing affordability, by creating and offering relevant, valuable, and essential insurance products at accessible rates.

Prudential's growing portfolio of bite-sized insurance products proves that by designing plans with the right features and price, and distributing them digitally, we can address the needs of underserved and first-time customers.

These products appeal to customers who are unable or unwilling to pay for a comprehensive long-term insurance cover, preferring instead to choose a plan that serves a specific need for a short period, and at an affordable price point. As convenience is an important factor, our bite-sized products are offered on Pulse and our own websites, with some also being sold through our partners' digital networks.

Note

1 Bank Negara Malaysia: Financial Stability Review – First Half 2022, October 2022, p. 23.

These are already offered in numerous markets:

Country	Bite-sized offerings
Cambodia	Completed an initial launch of insurance selling machines at 50 locations, to make insurance purchases more flexible and convenient for customers. In a country with less than one per cent life insurance penetration, Prudential created these machines – which have their own internet connection and power supply – to streamline customer purchases of bite-sized insurance products (ie those costing less than $10 annually). Customers can obtain receipts of their transactions from the machines, and upon policy issuance, can manage and submit claims through Pulse. Each machine has embedded design elements for a more inclusive user experience, such as larger text display for elderly users. In December, our Cambodia business also launched a new digital savings plan, allowing customers to start saving from $5 per month or $30 per year, and guaranteeing a return of at least 100 per cent of premiums paid as a maturity benefit when set conditions are met. Prudential has also embarked on various partnerships with TrueMoney, uPay, and iCare to further broaden insurance access to its customers.
Malaysia	Flagship programme PRUKasih continues to protect over 33,000 underserved families in Malaysia, and has been helping low-income families and the disabled community with temporary financial relief since 2011 on a not-for-profit basis. We also launched PRUKasih Aman, a microinsurance product on Pulse aimed at safeguarding more individuals and families. PRUKasih Aman is designed to generate modest revenue while meeting a societal need. This new product offers enhanced coverage (up to $3,960/RM18,000) that includes daily hospitalisation allowance, funeral expenses, and both death benefits and extra accidental death pay. Our PRUSimple Care suite of affordable insurance plans, available to all Malaysians aged from 19 to 55 on Pulse from $0.9/RM4 annually, was extended to other digital partners in 2022, broadening our reach to more underserved customers.
Singapore	On Pulse, we launched two new affordable bite-sized microinsurance products: PRUSafe Guard 22, which offers six-month term coverage against Covid-19 and infectious diseases ($19/SGD26); and PRUSafe Sports, which offers 12-month term coverage against bone fractures ($42/SGD58). Separate from Pulse, we also launched PRUFirst Gift II in November, which offers protection for expectant mothers and babies during pregnancy, combined with an investments-linked plan to provide long-term wealth growth for newborns.
Kenya	Rolled out individual pension plan products to the market with no minimum contribution levels.
Cameroon	Signed up six new bancassurance partnerships in 2022 selling credit life and sponsored accounts. These partnerships focus on microfinance, and provide insurance protection to low-income earners who do not have bank accounts.

Affordable products that address infectious disease

There is strong evidence for the impacts of climate change on the transmission and future spread of malaria and dengue, two of the most globally significant vector-borne diseases. Data that illustrates the effect of global warming on the spread of dengue shows the risk is strongest for South-east Asia. This disease is a common cause of hospitalisation in endemic areas of tropical countries, along with increased medical costs associated with treatment facilities and household purchases of over-the-counter medication. These all highlight the increasing need for protection and insurance.

Prudential offers affordable products that protect against infectious diseases in numerous markets, including:

Cambodia	Bite-sized insurance product Moos Som Chanh is available for purchase on Pulse. This plan covers dengue and/or malaria for individuals up to the age of 60, and starts at an annual rate of $4/KHR16,440 or $4.75/KHR19,515 respectively.
Philippines	Prudential offers two packages that provide coverage for dengue. Filipino families can purchase these products via Shopee e-vouchers, which are redeemable in Pulse, to provide coverage for the cost of getting the infectious disease, and an additional amount in case of death. The PRUDengue MedCare offerings cost between $3.16 and $13.54/PhP175 and PhP750.
Singapore	Prudential offers a microinsurance plan ($3.66/SGD5 with a three-month term) that covers customers against dengue fever.
Vietnam	Prudential offers one product that protects against three common tropical diseases: dengue, malaria, and measles. PRU-Tropical covers customers for overnight hospitalisation from any of the three diseases.

Meeting the changing needs of our customers

At Prudential, we strive to always be customer-led. This means anticipating customers' challenges and questions, and proactively providing solutions and answers. It means looking at every aspect of our customers' journey, to enable them to get the most out of their relationships with us. In 2022, we further increased our focus on customer centricity, both in our efforts to better understand our customers, and in our endeavours to convert insight into action.

Our customers are core to what we do, and we aim to tailor our products to meet their fast-changing needs, as well as the developing requirements of local markets. Our increasing customer focus has contributed to our customer retention rate remaining high at over 89 per cent[1] in 2022.

Customer success

We have built a framework across the customer life cycle to help us understand our customers, deliver value across all touchpoints, and grow loyalty whilst encouraging advocacy. This framework aligns with the three key pillars of our customer centric strategy: understanding the needs of our customers across different segments; providing high-quality care for our customers' needs in order to deliver value via engagement; and building customer advocacy by understanding and responding to their feedback.


Customer success
Segmentation
Building lifelong relationship and maximising lifetime value
Care
Building emotional connection and delivering value across all touchpoints
Advocacy
Building and nurturing loyalty and growing through advocacy
Helping customers get the most out of their relationship with Prudential
Proactive: from lens of customers
Achieving customers' goals
Optimising value from products
Accessible and relevant connection
Address customer pain points
Intended outcomes
Personalised customer experience by proactively offering relevant solutions to serve their current and future needs. Equipping our agents with skills to stay connected with customers for lifelong relationships, by providing trusted advice and great customer experience.
By listening to customer voices, we implement systems to improve satisfaction, loyalty and market perception of our brand and products. We transcend transactional relationships and align Prudential towards our customers, who advocate us within their markets.

Note

1 Excluding India, Africa, Myanmar and Laos.

Customer conduct standards

Prudential's Group Code of Business Conduct (see the *'Good governance and responsible business practices'* section on page 140 for further details) sets out how we do business. In conjunction with the Code, the Group Customer Conduct Risk Policy establishes five Customer Conduct Standards, each with its own key control processes and activities. To support good customer outcomes and fair treatment of customers, these standards inform every aspect of the customer journey, and cover products and services across all lines of business, distribution channels and ecosystems. All of Prudential's businesses are expected to meet these customer standards, which inform every aspect of our Customer Success approach.

Segmentation

1. Treat customers fairly, honestly and with integrity

Within our markets, local customer committees continually review strategic customer initiatives, with the purpose of enhancing customer experience and mitigating risks. Local markets report feedback to Group-level with performance data on numerous statistics, from turnaround time to e-registration to straight processing and customer feedback on key interaction touchpoints. The data and insights are shared and discussed from regional, new business and policy servicing perspectives in various forums with strategic-level guidance to local markets on implementing changes to mitigate risk, improve customer satisfaction, and facilitate best practice sharing across all markets.

2. Provide and promote products and services that meet customer needs, are clearly explained, and deliver real value

Insurance products can be complex from a customer perspective, making it difficult for a customer to understand the costs and value of the product, and how best to utilise products to avoid poor outcomes. We put robust controls in place to mitigate such conduct risks, via regular review and monitoring programmes.

Customer proposition

The Customer Proposition Council is the forum for our business and Group-level executives to innovate and institutionalise customer solutions that can be implemented across our markets. During 2022, the Council focused on evolving the young generation and family propositions by developing and refreshing solutions with self-direct purchase, future-proof protection, and an expanded definition of insurable interests in order to promote inclusive offerings across diverse market segments. The Group Product Approval Committee provides oversight to ensure that product-related conduct risks, at both product and portfolio level, are appropriately managed in accordance with Prudential's Customer Conduct Risk Policy. This framework applies to the approvals of new insurance products, alterations of existing products (including the launch of new funds on investment-linked products), and permanent changes in underwriting requirements. The Committee also ensures delegation of approval authority and escalation where appropriate, and reviews and assesses the financial and insurance risks associated with product design, along with risk mitigations and proposed controls.

Prudential's Customer Conduct Standards

1. Treat customers fairly, honestly, and with integrity
2. Provide and promote products and services that meet customer needs, are clearly explained, and deliver real value
3. Maintain the confidentiality of our customer information
4. Provide and promote high standards of customer service
5. Act fairly and timely to address customer complaints and any errors we find

Responsible product development

1. Product feasibility assessment

Customer research is first conducted to truly understand customer needs, concerns and pain points on financial security and resilience for different life-stages of various customer segments. Insights from market intelligence and findings from customer needs analysis are included in the feasibility in order to form a holistic review of the concept, proposition and overall viability, together with business strategy, competitive positioning and value to customers. This is an iterative approach from initial ideation to completion of solutions as further input is fed into the development of solutions via focus groups.

2. Product design, pricing and approval

After obtaining approval for the concept taken from the customer perspective, local businesses will further refine the product concept through detailed assessment of financial metrics and operational risk assessments, stress, and scenario tests to understand sensitivity to key risks, and the preparation of disclosure materials to ensure regulatory compliance.

3. Post-launch monitoring

After product launch, local businesses proactively obtain feedback and suggestions from customers and financial advisors on key episodes of the customer's journey. This is to ensure that we deliver the intended services and value, while constantly evolving our solutions and propositions to stay relevant for customers. In addition, a control cycle is in place to regularly monitor product approval conditions and financial viability of currently marketed products, prepare risk reports for currently marketed and legacy products, and provide updates to the relevant governance bodies.

Suitability
All Prudential businesses consider product design, the quality of their communications with customers and the value that products are likely to bring to customers. Any new products which our businesses develop must reflect our key principles, including, but not limited to, meeting customer needs, having a suitable basis for pricing risk and having a consistent process for determining whether the insured event has occurred.

Product design, testing and monitoring controls are implemented to ensure adherence to these principles, and to review product suitability, sustainability, and fairness. In 2022, this process was strengthened with the implementation of a product conduct risk tool, which each business must use to evaluate products. For each insurance product type, the tool asks customised questions, including whether a product has been subject to heightened customer complaints in the past, whether the target customer segment has sufficient familiarity with the product type, and if intended distributors are sufficiently knowledgeable and experienced to understand and distribute the product. The resulting assessment assigns each product an overall conduct risk rating, and justifications and escalations are needed for products with a suboptimal score.

Additional marketing controls are enacted to ensure that any disclosures and communications to customers or other external parties (eg regulators or investors) are fair, clear and not misleading. We strive to ensure responsible marketing practices, including sufficient controls to ensure distributors conduct sales in a manner that considers fair treatment of customers. We also apply these controls to our digital platforms and ecosystems, to ensure the safety and fair treatment of customers within these online environments. This includes ensuring that information on products and services is clear and updated, and that customers using digital platforms understand what they are paying for, including fees that will be charged for using the platform.

3. Maintain the confidentiality of our customer information
Customers trust Prudential and its representatives with their personal information. We have a duty to ensure we properly collect and safeguard such data, both where we hold it on our systems and where it is handled by our representatives and business partners. All our local businesses must implement controls to support the responsible handling of data, and the use of AI. See the *'Digital responsibility'* section on page 117 for details on how we take all reasonable steps to ensure that customer data is processed fairly, and in accordance with applicable data protection laws.

Care
4. Provide and promote high standards of customer service
Consistent, ongoing, high-quality service and communication with customers helps ensure products meet their needs and expectations. Our businesses must have in place an appropriate set of customer service metrics, which cover the relevant product life cycle and customer journey. Our central teams work with local markets to examine customer and distributor feedback, and to identify the root causes of pain points and servicing issues. Regular reviews are conducted on existing service delivery mechanisms, enabling us to proactively correct any shortcomings.

We have developed a consistent methodology to standardise customer feedback across each of our businesses, through a customer satisfaction survey conducted by an independent third-party vendor. Through analysing variables such as Net Promoter Score (NPS), we aim to craft more in-depth insights to improve customer service across each touchpoint.

Protecting vulnerable customers
A vulnerable customer is someone who, due to their personal circumstances, is especially susceptible to harm. Each of Prudential's local businesses must define vulnerable customers in the context of their business, and are required to consider local regulatory and industry requirements, as well as the customers' age and education/literacy level. Our businesses customise their definition to meet the local market environment by adding criteria as necessary (eg financial status, physical or mental disability, or other factors as appropriate).

To protect vulnerable customers, appropriate training is incorporated into the sales process on suitability requirements. Mandatory induction training is conducted for all sales staff and external contracted distribution parties, and their understanding is validated after the training. Definitions of vulnerable customers and extra care sales requirements for dealing with them are included into these training programmes.

Acting on customer feedback
Prudential Hong Kong collected feedback on customer satisfaction levels at key interaction touchpoints. The results indicated that customers expected more timely follow-ups and progress updates on their insurance applications, yet were experiencing longer processing times for policy approval. Prudential improved channel support and communication resources, with further enhancements that included the launch of a 25-minute onboarding, and improved stability of the policy application system.

The result was an upward trend in Net Promoter Score (NPS) over the last five months of 2022.

Responding to customer survey feedback on opaque email correspondence with customer care, Prudential Indonesia implemented training and knowledge sharing for relevant employees. Engagement with external trainers (including communication professionals with psychological subject expertise) created bespoke programmes to improve soft skills. The impact on customers has been positive, decreasing the majority of response times to less than two hours, and making emails much easier for customers to understand.

Claims

In line with our Group claims promise, all our local businesses must handle claims in a timely, fair, and transparent manner, and promptly disclose product, contractual and other relevant updates. We only ask for relevant information, and strive to explain our decisions simply and clearly, providing updates on claims progress when customers need them.

In 2022, we upgraded and digitised our learning and development programmes for our agents. This will enhance how our agents and partners provide relevant advice and timely service to our customers, and build lasting relationships based on trust.

Claims promise

Timeliness
We handle each claim as soon as we receive it, and will keep you informed of its progress.

Communication with care
We let you know when we receive your claim, require additional documents, and the outcome of your claim. Our staff and agents are professionally trained to guide you whenever you need help.

Fairness
We understand your claim is important to you. We treat every customer fairly. We ensure our claims process is clear, transparent and without customer bias.

Customer experience
Your feedback is important to help us serve you better. If you have a complaint, we will deal with it seriously.

Privacy
We take your privacy seriously and will protect it at all times.

Improving customer claims

Prudential Malaysia made progress in 2022 on enhancing the customer claims journey. Continuous improvement in upskilling the team, such as training on using simpler language to ensure message clarity, helped drive up service quality and timeliness via more prompt and proactive engagement and communications with customers. This resulted in positive feedback from customers, who cited improvements such as more timely hospital admission and discharge, SMS notification updates, staff helpfulness, courtesy when attending to queries and processing efficiency.

Agents

Agency continues to be an integral part of Prudential's brand and customer service platform. Across our markets, we have launched and connected a series of agency growth programmes to build capabilities and expand capacity for our agency platform. To stay true to customer success, we are equipping our agency force to stay connected with customers, to build trust and provide personalised advice enabled by digital tools and informed by data analytics. Prudential's Futuready Agency programmes aim to give our agency force a defensible competitive advantage by leveraging technology, behavioural science, and analytics to improve their skill-sets, capabilities, and external positioning for long-term sustainable growth.

Partnership distribution

For customers who choose to access insurance products and solutions via their banking relationships, we are collaborating with our bank partners to enable customers to access affordable healthcare, protect their wealth and empower them to save for goals. To do so, joint working groups are formed to oversee the deployment of strategic enablers, including product solutions, seamless experience, and sales force effectiveness in insurance advice that drive customer success. At regular steering committees, we oversee conduct risk and customer outcomes with our partners, discussing strategy and how to act on persistency, complaints, and other customer outcomes.


Futureready Agency
Futureready Agent
Enabled by PRUForce: Agency e-briefcase, a seamless digital platform
Attracting
Tapping talent from target segments and equipping them with capabilities and resources to succeed
Leading
Training future leaders for the digital world via coaching and development
Building
Defining a premium career path for purpose-driven agents and offering robust professional development
Nurturing
Replicating every customer engagement discipline to fit the digital world to drive behaviour-led habits

Advocacy

5. Act fairly and timely to address customer complaints and any errors we find

Prudential takes customer feedback very seriously, particularly complaints. All business units are required to ensure that complaints received from customers are handled in a fair, timely and transparent manner, and that processes for analysing complaints include understanding their underlying cause and mitigating their recurrence.

Our local businesses have independent and dedicated teams tasked with responsibility for managing complaints and maintaining databases of complaints received. Across the Group as a whole, our level of complaints has remained broadly flat at two per 1,000 policies in force (2021: two per 1,000 policies in force).

Our Voice of Customer (VOC) programme has continued into 2022 with rigour and cadence which is aligned with our focus in delivering customer success, by anticipating customer challenges. The two aspects of the programme are:

- Transactional Touchpoint Programme (TPP): In addition to identifying both pain and delight points in our customers' journey and experience, we maintain a disciplined and consistent feedback collection system. Key customer episodes are monitored and studied in a timely and ongoing manner. The programme is managed by an independent internal stakeholder, and largely supported by an automated solutions platform that processes key customer episodes at crucial touchpoints.
- Competitive Benchmarking: This explores how customers in specific markets view Prudential, based on our strategic initiatives. We commissioned periodic studies, conducted by an independent third-party research agency, to confirm the rigour of our results.

Both these initiatives collect timely feedback to identify improvement actions, and illustrate where we stand relative to competitors. The purpose is to prioritise resources in alignment with insights from research, and more fully understand, anticipate, and respond to evolving customer needs.

Voice of the Customer (VOC) deployment in one emerging market business unit

The main overall focus was to improve reimbursement claims NPS. Through VOC, the business was able to properly identify critical areas, challenges and focus points to then act to improve them. One of the key factors impacting the customer experience included challenges related to system intermittency, which resulted in occasional disruptions and slowness. Focusing on vital areas such as benefit payouts and ease in making claims, the local business took step changes to improve customer experience. These actions included revising the claims settlement letter to be more customer friendly, specifically with details on non-coverable items. Additional action included simplifying the claims submission process, such as accepting soft copies of original receipts for processing.

Strategic Pillar: Stewarding the human impacts of climate change

The continued fight to limit climate change, by globally transitioning towards to low-carbon economies, remains one of the greatest challenges of our time. The economic, societal and individual consequences of climate change are expected to only increase, particularly across the Asia and Africa regions in which Prudential operates.

Decarbonising the global economy requires global solutions. Global decarbonisation needs to be managed in a just and inclusive way, which requires considering the specific needs of emerging markets. The needs of these markets typically include higher dependence on fossil fuels, insufficient means to finance the transition through clean energy and other climate solutions, and unfinanced basic development needs. These markets have also typically contributed less historically to the levels of carbon emissions in the atmosphere, whilst not always being included within mainstream climate discussions and initiatives.

Prudential firmly believes in the need for a just and inclusive transition, in a way that actively places the considerations of emerging markets at the forefront of discussions. As a significant investor and asset owner with long-term investment horizons and liabilities, we believe that we are well placed to support this just and inclusive transition in emerging markets. We are also able to bring an emerging markets perspective to stakeholder discussions to help ensure the need for a just and inclusive transition in those markets is considered in policy and regulation. We support initiatives for sustainable development and energy transition in all our markets through collaborative and collective engagement. We are actively working with our investee companies to transition to net-zero business models, and we continue to decarbonise our investment portfolio and our own operations.

An index is included in the *Reference* section to demonstrate how we are meeting the recommendations of the TCFD. Our first Climate Transition Plan is published alongside this report (www.prudentialplc.com/~/media/Files/P/Prudential-V13/esg-report/climate-transition-plan-2022.pdf), setting out further detail on our net-zero commitments, including our targets and actions supporting our transition toward a low-carbon economy.

Our climate journey to date

2018

- Endorsed the TCFD recommendations
- Established ESG Executive Committee
- Eastspring becomes PRI signatory

2019

- Published our first TCFD-aligned disclosure (investments not included)
- Set operational climate targets for 2030

2020

- Undertook scenario analysis and stress testing across three climate scenarios
- Disclosed material climate risks and responses
- New Group ESG Committee established
- Eastspring join Climate Action 100+
- Developed our new Group ESG Strategic Framework

2021

- Established Board Responsibility & Sustainability Working Group
- Committed to net zero by 2050
- Set short-term climate investment targets
- Joined the Net Zero Asset Owners Alliance
- Disclosed weighted average carbon intensity (WACI) & impact of climate scenarios across geographies
- Integrated climate risk into enterprise risk management
- Updated our Group Responsible Investment Policy

2022

- Initiated subtrack within NZAOA: Emerging Markets Transition Investment (EMTI) project
  - EMTI published paper on recommendations of accelerating transition investment in EM
- Launched the 'Just and Inclusive Transition' paper articulating our view on the climate transition for our markets
- Formulated sectoral climate views
- Further enhanced disclosure on metrics, including absolute financed emissions
- Joined the Vietnam Just Energy Transition Partnership working group

Climate-related targets and metrics

Targets and progress made

We have set ourselves targets for both our investment portfolio and our operations. These targets, and our ambition to achieve them, remain unchanged during this period of global energy crisis as the need continues to accelerate the transition to low-carbon energy in a just and inclusive way.

In 2021, we announced pledges through which Prudential will play its part in the transition to a global low-carbon economy and the collective efforts to limit the rise in global warming. Our long-term pledge is to become net zero by 2050, with the short-term investment pledges discussed in the *'Our short-term targets and progress made'* table. These pledges support the achievement of the Paris Agreement goals to limit the increase in the global average temperature by 2100 to well below 2°C above pre-industrial levels, and to pursue efforts to limit the temperature increase to 1.5°C above pre-industrial levels, recognising that this would significantly reduce the risks and impacts from climate change. Our short-term targets for our investment portfolio include both listed equities and corporate bonds, while excluding assets held by joint venture businesses and assets in unit-linked funds, as we do not have full authority to change the investment strategies of these assets.

In 2020, we set climate targets for our operations to become carbon neutral and deliver operational emissions intensity improvements. We seek to actively reduce our direct impact on the environment in line with our purpose of improving the lives of our customers and their communities. Our progress against this target is summarised in the table below, with more detail provided in the *Managing our direct operational environmental impacts* section.

Our short-term targets and progress made

Target	Board's evaluation of progress
Deliver a 25 per cent reduction in the carbon emissions intensity of our investment portfolio by 2025 against our 2019 baseline	**On track:** by the end of 2022, we had reduced the weighted average carbon intensity (WACI) of our investment portfolio by 43 per cent
Divest from all direct investments in businesses that derive more than 30 per cent of their income from coal, with equities to be fully divested from by the end of 2021 and fixed-income assets fully divested from by the end of 2022	**Substantively completed:** > In 2021, we fully achieved our divestment from coal equities > By the end of 2022, we had substantively completed our divestment from coal bonds with one holding remaining as a result of market conditions. We continue to seek opportunities to divest from the remaining holding and intend to do so as soon as practicable
Engage with the companies responsible for 65 per cent of the absolute emissions in our investment portfolio	**Fully met:** This is a continuing annual target, which we have fully met in 2022 for the identified cohort of companies
Deliver a 25 per cent reduction in our operational emissions intensity from a 2016 baseline, abating the remaining emissions via carbon offsetting initiatives, to become carbon neutral across our Scope 1 and 2 (market-based) emissions by the end of 2030	**On track:** We achieved an intensity ratio of 1.21 tCO_2e/FTE for 2022, keeping us ahead of the emissions reduction trajectory required to meet our 2030 target of 1.65 tCO_2e/FTE

We provide additional commentary in this section on the carbon emissions intensity reduction and divestment from coal holdings. We provide a description of our engagement approach and examples of the impact of our engagement in the *Active ownership* section in the 'Responsible Investment enabler' chapter. We also provide further detail on how we are decarbonising our operations in the *'Managing our direct operational impacts'* section.

Reduction in WACI

We operate in both developed and emerging markets in Asia and Africa, and the carbon footprint of investments in these markets, which underlies our WACI, remains higher than in areas such as Europe. Our public target remains to achieve a 25 per cent reduction in the WACI in our investment portfolio by 2025, while continuing to support a just and inclusive transition in the markets in which we operate. We continue to keep all our climate targets under regular review to ensure they take into account evolving scientific data, and remain appropriate for our markets and aligned to our strategy around the pursuit of a just and inclusive transition. Our Climate Transition Plan, published alongside this report, sets out further detail on our net-zero commitments, including scheduled future updates to our targets such as revising our WACI target during 2024.

The WACI of our investment portfolio has declined by 43 per cent compared with our 2019 baseline. The WACI of our portfolio changes due to movements in the carbon intensity of the invested companies, movements in market prices and our own actions to change their weight in our investment portfolio (through strategic asset allocation, portfolio construction and investment selection). The decline to date has been driven largely by the implementation of our coal policy and the implementation of WACI budgets to a number of our equity strategies. However, we believe more real-world impact can be achieved through financing the transition and engagement, rather than simply changing the portfolio to optimise our carbon footprint. Therefore, we do not anticipate that the trend will continue at the same pace going forward. Were the scope of our investment portfolio to change, we would have the opportunity to re-evaluate the progress achieved and the target, in line with the target setting protocol from the NZAOA.

Our focus on financing the transition, for example through green bonds and mechanisms such as the energy transition mechanism and the Just Energy Transition Partnership, may mean that the WACI could increase in the short term as we support companies as they transition. We also believe engagement can be effective, as reflected by our engagement target, but this requires more patience and the decarbonisation achieved by our investee companies will take time to be reflected in our carbon footprint due to the time lag in reported data.

Divestment from coal holdings

In 2021, we fully divested from equities meeting the policy criteria, which we continue to monitor so as to maintain this divestment position. By the end of 2022, we had substantively completed our commitment to divest from coal bonds meeting the policy criteria: we had divested from 97 per cent of the coal bonds held at 31 March 2021, the date used for our May 2021 commitment. Due to illiquidity in the market, we were unable to fully divest from one remaining holding of $12.1m, which illustrates the degree of challenge in implementing a divestment strategy in our markets. We continue to seek opportunities to divest from the remaining holding and intend to do so as soon as practicable. We also continue to engage with the issuer on other options for us to divest from this holding as we believe we have set our coal policy in a just and inclusive manner. Since 31 December 2022, we have further divested from this coal bond.

Data availability

As a data user, we are at the end of the data value chain, using data disclosed by investees through reporting frameworks such as the TCFD recommendations and CDP. As discussed in the Financial Stability Board's 2022 TCFD status report, which describes the global state of alignment of companies' reporting with the TCFD recommendations, the TCFD-aligned reporting by region is notably lower across Asia and Africa, ie the regions where we operate. Data availability therefore remains an ongoing challenge, as is reflected in the coverage level of the WACI and financed emissions for our investment portfolio shown in this section. We continue to work with data providers and our asset managers to improve the availability of data. An increase in data coverage may have the impact of either raising or lowering the WACI of our investment portfolio if the profile of the new companies' data is different to those already included in the current coverage. We expect such limitations to be overcome as more climate disclosures occur in these regions, potentially using established frameworks such as the TCFD or the anticipated standards from the International Sustainability Standards Board (ISSB).

Average percentage of TCFD-aligned disclosure by region

Region	Per cent (%)
Europe	60
Asia Pacific	36
North America	29
Latin America	28
Middle East and Africa	25

Source: https://assets.bbhub.io/company/sites/60/2022/10/2022-TCFD-Status-Report.pdf

Choice of metrics

We continue to review climate metrics used by the financial sector for their appropriateness to our markets and practicality of use, such as data availability (ie coverage). We use a combination of absolute and intensity emissions metrics to measure our exposure to climate-related risks, with the combination recognising the strengths of certain metrics while also addressing their shortcomings. Absolute emissions measure the total carbon footprint associated with the investments held in our investment portfolio, whereas WACI compares that carbon footprint to the revenue also associated with the investments in the investment portfolio.

We use WACI to compare progress in intensity improvements in different portfolios, noting that data availability remains an ongoing challenge as described in the *'Targets and progress made'* section. A key benefit of WACI is that it allows comparisons between different investment portfolios, which is very important in our roles of asset owner and asset manager. By reducing the WACI of our portfolios, we aim to also support the transition to a low-carbon economy. We use the WACI as a proxy for the transition risk in our investment portfolio: a higher WACI normally indicates that an investment portfolio has to transition more extensively to align with the Paris Agreement.

We use absolute emissions to identify the investee companies for our engagement targets, to help reduce absolute levels of carbon emissions. Our belief is that engagement is preferable to divestment in supporting a just and inclusive transition, with divestment considered only in appropriate circumstances as the ultimate course of action. Engagement continues to be a core part of providing effective stewardship and we monitor the progress in meeting this annual target of reviewing and engaging with investees responsible for 65 per cent of the absolute emissions in our investment portfolio. We seek to encourage sustainable business and management practices through constructive engagement, based on our in-depth knowledge of the companies and their business environment.

We have set our coal policy in a way we believe supports a just and inclusive transition in the markets where we operate, as discussed in the *'Supporting a just and inclusive transition'* section. The threshold for our coal policy was set to balance the risk and return, while also allowing companies in our markets to phase out coal in an inclusive manner.

For operations, we use intensity to measure our reduction in per full time employee, to support our target in becoming carbon neutral across Scope 1 and 2 (market-based) emissions by the end of 2030. Further information on our operations is provided in the *'Managing our direct operational environmental impacts'* section.

Movement in metrics	2022	2021
Target-related metrics		
WACI (weighted average of tCO_2e/$mn revenue)	**219***	296
Coverage for the WACI of the investment portfolio	**67%**	69%
Holdings in companies with more than 30 per cent of revenue from coal	**Substantially divested from bonds**	Fully divested from equities
Engagement with the companies responsible for 65 per cent of the absolute emissions in our investment portfolio	**Reviewed 100%** **Engaged 100%**	Reviewed 44% Engaged 31%
Operational emissions intensity (tCO_2e/FTE)	**1.21***	1.47
Our own operations		
Scope 1 (tCO_2e)	**1,645***	1,481
Scope 2 – market-based (tCO_2e)	**16,938***	19,986
Scope 2 – location based (tCO_2e)	**19,880***	21,547
Scope 3 (upstream activities)† (tCO_2e)	**9,487***	8,798
Our financed emissions		
Scope 3: Downstream activities (financed emissions) (tCO_2e)‡	**3,100,000***	4,700,000

* Within the scope of EY assurance – for further information, see the '*Scope 3 emissions review*' section of this report and the Basis of Reporting (www.prudentialplc.com/~/media/Files/P/Prudential-V13/esg-report/basis-of-reporting-2022.pdf) which notes those Scope 3 categories that were within the scope of EY assurance.

† Includes Scope 3 categories: 3 (fuel- and energy-related activities, 5 (waste generated in operations) and 6 (business travel).

‡ Reflecting the absolute emissions of the assets in the WACI calculation where the underlying data is available as detailed in the Basis of Reporting (www.prudentialplc.com/~/media/Files/P/Prudential-V13/esg-report/basis-of-reporting-2022.pdf).

Forward-looking metrics

In collaboration with our asset management and asset owner businesses, we continue to develop further metrics that are appropriate for our business, support enhanced management of and reporting on climate-related risks, and integrate into investment processes to support our responsible investment framework.

During the year, we reviewed peer practices and industry recommendations regarding forward-looking metrics, such as Climate Value at Risk (C-VAR) and implied temperature risk (ITR). We have identified that these metrics are appropriate for internal use at this stage, despite having limitations surrounding data availability and the level of assumptions underlying the methodologies. As of late 2022, our internal reporting has been enhanced to include the ITR as an indicator of the level of temperature alignment of our investment portfolio, and C-VAR as an indicator of the forward-looking exposure on the investment portfolio's exposure to physical and transition climate change risks. We continue to develop our internal understanding of these metrics, while giving consideration to disclosing them externally when these shortcomings are appropriately overcome or can be mitigated.

The Net Zero Insurance Alliance (NZIA) and the Science Based Targets initiative (SBTi)

We continue to monitor industry initiatives, such as the Net Zero Insurance Alliance (NZIA) and the Science Based Targets initiative (SBTi).

The NZIA's members commit to 'transition their insurance and reinsurance underwriting portfolios to net-zero carbon emissions by 2050, consistent with a maximum temperature rise of 1.5°C above pre-industrial levels by 2100, in order to contribute to the implementation of the Paris Agreement on Climate Change'. The current scope of this alliance is property and casualty insurance. This scope excludes Prudential, as a life and health business, which does not underwrite carbon intense activities. Therefore joining the NZIA at this time is not a current priority for us, and we will continue to evaluate its appropriateness moving forward.

During 2022, as part of our ongoing review of our climate targets, we undertook an internal review of the Science Based Targets initiative (SBTi) and engaged with the SBTi to understand their view of the methodology's application in emerging markets . The SBTi uses global decarbonisation targets and pathways for their verification which do not distinguish between the differing needs for emerging markets and developed markets. Aligned with our approach to a just and inclusive transition, we believe it is critical that we engage with countries and companies to work with them to overcome their transition challenges. A part of this approach is reflecting the nuances of the challenges faced by specific countries, for example in balancing economic growth and decarbonisation. This leads to differences in pace of decarbonisation as accepted in the Paris Agreement through the 'common but differentiated responsibilities' principle, which we try to integrate in our Responsible Investment approach and articulated in our Just and Inclusive Transition paper. We continue to engage with the SBTi and monitor its publications to explore how the methodology can be appropriately applied in our markets, in a manner that is consistent with the needs of emerging markets and our broader philosophy.

Identifying climate-related opportunities

Our purpose

We help people get the most out of life, by making healthcare affordable and accessible and by promoting financial inclusion. We protect people's wealth, help them grow their assets, and empower them to save for their goals.

We recognise that our business purpose and strategy allows us to generate climate-related opportunities for the Group through the implementation of our strategic ESG framework, including our goal to decarbonise our investment portfolio, while supporting a just and inclusive transition. During 2022 we internally identified the following categories of climate opportunities relevant to our business, which we continue to explore and develop further:

- Financing mechanisms: investment in green bonds, transition financing and adaptation financing;
- Savings and insurance products: increase ESG/impact investment and climate-related health product offerings;
- Technology and innovation: use technology to support sustainability and climate education; and
- Customers and employees: engage, educate and support our customers and employees on sustainability and climate change.

Both as a significant investor and an asset owner with long-term investment horizons and liabilities, the Group continues to be in a position to invest in ***financing mechanisms*** linked to climate mitigation and resilience. Our strategic asset allocation process allows us to pursue such investment opportunities. The *'Supporting a just and inclusive transition'* section and the *'Our paper on the just and inclusive transition'* box provides further detail on how we are supporting the development of such financing mechanisms, such as blended finance. We have developed, and continue to implement, our responsible investment framework, with more information available in the *'Responsible investment'* section.

A key input to our strategic asset allocation process is our capital market assumptions (CMAs). The CMAs are our economic assumptions which we use across our financial metrics and asset classes, and they span financial markets around the world with a focus on countries in which Prudential operates and invests. The CMAs are set using a highly controlled process, including the use of comprehensive research studies, economic models and projections of the key drivers underlying the economic variables. This year we have included explicit climate information into our CMAs, covering the impact from both climate-related transition and physical risks. This inclusion required the development and adoption of a Group view of how and when climate policies could plausibly be implemented, and understanding the significance to the CMAs from these potential policies. As the underlying climate financial data and tools are in the initial stage of development, we will continue to review climate-related drivers and their impact on our CMAs on an annual basis.

We focus on life, health and wealth products and therefore do not have carbon emissions intensive activities in our underwriting portfolio. Climate change is creating opportunities for new ***savings and insurance products***:

- New savings products could incorporate the financing mechanisms described above, including increasing the green bonds investments in our investment portfolio and our investment-linked products (ILPs), as described in the *'Capital allocation'* section.
- New health and protection products need to reflect the impact of climate change on human health via changes in the frequency, severity and emergence of certain diseases, such as the dengue cover we currently provide.
- Recognising that financial security at all levels is a climate adaptation measure, we are actively developing inclusive insurance products as described in the *'Making health and financial security accessible'* section, which also explains how we are developing more products for underserved sections of the market.

We continue to explore using ***technology and innovation*** to support sustainability and climate education. For example, our Philippines business released a three-part webisode series in December 2022 via YouTube. The web series proposes financial security to be recognised as a climate adaptation measure with insurance coverage being one way to achieve this. The webisodes, entitled *'Pru Life UK Healthscape Webisodes: The Big Change'*, brought together thought leaders from healthcare, insurance and the government. The webisodes were designed to further raise awareness and educate the public about climate health risks and their impact on financial security. The topics covered in each webisode are:

- Webisode 1: Climate impacts on health and financial security (https://youtu.be/_ciLKgN5cZM)
- Webisode 2: Financial Security as a Climate Adaptation Measure (https://youtu.be/ZESnkuAiang)
- Webisode 3: The Role of Insurance in Climate Mitigation and Adaptation (https://youtu.be/bAnq-6h7DWA)

We have initiated new research partnerships during 2022, as described in the call out box. The findings from this research are not only expected to help inform solution design, innovation and development opportunities, but also help us ***engage, educate and support our customers and employees***.



Research partnerships

In 2022, we embarked on a two-year research partnership with the Earth Observatory of Singapore (EOS) at Nanyang Technological University (NTU) in Singapore to examine the intersection of climate change and health. The Prudential EOS Climate Impacts Initiative will focus on 10 key markets across Asia and Africa including Singapore, Hong Kong, Côte d'Ivoire, Nigeria, Kenya, Indonesia, Malaysia, the Philippines, Thailand and Vietnam. It will be carried out over two phases from 2022 to 2023. The first phase of the research involves reviewing historical records of air quality and health impacts in the countries/cities in the recent two decades. The second phase will entail projecting future air quality and its health impact on individuals that consider several emission scenarios including SSP370 and SSP585. We are hopeful that the outcome and findings of the research will help generate ideas and evaluate market opportunities in terms of investments and products linked to climate resilience.

Additionally, Prudential, via Prudence Foundation (which is described in the *'Community engagement and investment'* section), is funding research by the International Federation of the Red Cross's Climate Centre to examine the compound health risks of heat, humidity, and air pollution, and what effective early actions can be taken to reduce this risk. For more information, visit https://www.prudentialplc.com/en/news-and-insights/all-news/news-releases/2023/06-02-2023

Impact on financial and strategic planning

As part of our annual strategy and financial planning exercise, we apply internally developed stresses to the projected strategy to test its robustness. The level of these stresses are more stringent than the impact from the climate scenarios, described in the *'Climate-related scenario testing'* section, over the planning period. Given that the strategy withstands these more stringent tests, we have confidence that the strategy and financial plan remain viable over the period under assessment. We also request local businesses to identify how our ESG strategy and responsible investment initiatives, including climate change, are being taken into account in product development and current products.

Impact on access to capital

We raise capital through the bond or equity markets to pursue strategic opportunities, such as mergers and acquisitions or entering new markets. We raise capital principally from institutional investors, who, in our view, are not expected to have diminished sources of capital for us to access due to climate change. Prudential issued debt in March 2022 and during this and in our historic capital raises, we have not been impacted by the risks from climate change to our business.

Our ongoing access to capital is supported by the continued maintenance of our high credit ratings. In deciding on credit ratings, the credit rating agencies make an assessment of our business profile and financial flexibility, including our ability to access capital markets. ESG factors have not, to date, had a material impact on the creditworthiness of our business or its assessment by the credit rating agencies; however, they have become a topic of regular discussion and interest which features in our annual meetings with the rating agencies.

Identifying, assessing, managing and responding to climate-related risks

Identifying and assessing climate-related risks

To enable us to continue to be a long-term and resilient business serving our customers, we actively identify and assess how climate change can impact our business. The risk identification processes in our Group Risk Framework (described in the *'Risk review'* section) recognise thematic emerging and principal risks. ESG risks, which include climate-related risk, are identified as a Group principal risk. The *'Risk review'* section identifies the principal risks which are also material from a climate perspective. The GRC and the Board receive updates on the principal risks identified, the Group's exposure to these risks and subsequent management activities. Further detail on the governance of climate-related risk is provided in the *'ESG governance overview'* section.

Climate-related risks are considered within our existing risk management processes to determine the relative significance of climate-related risks in relation to other risks. Prudential treats climate risk as a cross-cutting amplifier of the existing standalone risk types. By treating climate-related risk as a cross-cutting risk, we recognise that there could be significant interdependencies with, and impacts on, other established standalone risks, such as credit, market, insurance and operational risk.

Time horizons for climate

Work to further embed ESG considerations into the Group Risk Framework (GRF) has continued through the year to incorporate characteristics associated with climate and ESG risks. The GRF has been updated to include the need to consider the time horizons over which the benefits and/or paybacks of risk-based decisions are expected to be achieved within core strategic processes. Time horizons relating to climate, chosen to reflect the timing over which transition and physical climate-related risks and opportunities could reasonably arise, are defined as:

- short term: zero to three years,
- medium term: three to five years, and
- long term: five to 30 years.

Our holistic process enabled us to identify the following areas of potential exposure to climate-related risks over the short, medium, and long term:

Areas of potential exposure to climate-related risks	Main affected time horizon
Strategy implementation – As the Group implements its ESG strategy and climate-related commitments, there is a continuing need to balance potentially different interests, expectations and objectives, both within and across stakeholder groups.	Short and medium term
Financial resilience – Our assets under management are at risk of physical climate risk in the long term. Some of our assets under management are in high emission, carbon-intensive and carbon-reliant sectors. These assets are exposed to transition risk in the short and medium term, potentially resulting in increased levels of price volatility, reduced levels of liquidity, taxation, regulation and/or reduced demand, which could lead to impairments, downgrades and/or stranding if they fail to adapt, innovate or transition to a lower-carbon business model.	Short, medium and long term
Insurance and product risks – Our strategy focuses on life, health and wealth products, which excludes us from underwriting carbon emissions-intensive activities. Climate change could impact our customers' health and livelihoods, which could result in changes in mortality, morbidity and/or persistency for our life and health underwriting portfolio.	Long term
Operational resilience – Climate change could have physical impacts on our operations. The impact from such climate events on operational resilience, including the impact on third-party providers and the servicing of our customers, is explored in our operational risk scenarios.	Long term
Data and model limitations – Current limitations in financial climate data quality and availability, and asset and liability modelling tools, make it challenging to accurately assess the financial impact on the Group, particularly for longer-term time horizons.	Short and medium term
Regulatory, legislative and disclosure expectations – The pace and volume of new climate-related regulation across the Group's markets could pose compliance and operational challenges that may necessitate multi-jurisdictional coordination. The increasing disclosure expectations of stakeholders heightens the potential for litigation risk associated with external reporting conveying a materially false impression or misleading information.	Short and medium term

Building on the updates made in the previous year to the Group Risk Framework, a number of additional risk characteristics associated with climate and ESG themes, which are not explicitly recognised in more traditional risk management practices and frameworks, have been added to our risk management framework.

Sustainability risk characteristics	Considerations
Cross-cutting risk	Risk has significant interdependencies with, and influence on, other established/traditional risks, including the potential to amplify their impact.
Longer time horizons	Some aspects of ESG/sustainability risks may emerge in the near term, while others may develop over a much longer time period than traditional risks.
Double materiality	Recognises that the company can be both 'impacted by' ESG/sustainability issues, and can have an 'impact on' those issues in the external world.
Dynamic materiality	A topic can rapidly change from being immaterial to material.
Multiple stakeholders	The company's actions can impact a wide range of stakeholders including employees, customers, communities and the environment (ie people and planet).

Other updates to incorporate consideration of the climate and ESG risk characteristics into appropriate areas of the Group Risk Framework include:

- As part of the risk taxonomy refresh, a double materiality lens has been introduced with the inclusion of 'social and environmental responsibility' as a strategic risk;
- The non-financial risk appetite framework reflects a stakeholder-focused approach which supports the Group ESG Strategic Framework and recognises a broader set of stakeholders as one of the key characteristics defining sustainability and climate risks;
- The risk and control self-assessment libraries were reviewed to identify key risks and controls which support the pillars and enablers of the ESG Strategic Framework;
- The tools developed to assist with managing against the Group's external Responsible Investment commitments, including the Weighted Average Carbon Intensity (WACI) calculation and reporting tools, have been included in the Model Risk inventory; and
- Noting increasing stakeholder and disclosure expectations around quantification of climate risk exposure, climate scenario stress testing results were included in the Group Own Risk and Solvency Assessment (ORSA) report.

Managing and responding to climate-related risks
While many climate-related risks are common at Group and business level, the nature, focus and impact of these risks can differ across the Group's markets. Our emerging risk process, at both the Group and the business level, helps ensure that we continue to quickly identify and adapt nimbly to new and evolving climate change and ESG topics. During 2022, we continued to focus on developing our understanding of our exposure to actual and potential climate-related risks and their associated impacts on the Group, focusing on key local markets in Asia. Ongoing engagement with the local businesses is focused on six core areas, four of which reflect the TCFD pillars (internal governance arrangements, local strategy developments, embedding risk management considerations, and appropriate metrics and targets), with the others being training and local regulatory change and engagement.

We recognise the fast pace of climate-related regulatory change. Engagement with the local businesses has included a focus on understanding the current ESG regulatory landscape and internal governance arrangements to help coordinate local responses. As previously noted, while the application of TCFD-aligned reporting in Asia has been lower than in Europe (36 per cent of companies, vs 60 per cent in Europe), some regulators and supervisors in the region are starting to plan for local adoption of reporting against the TCFD framework. We have been providing, and continue to provide, support for these businesses in their adoption plans which to ensure appropriate alignment between Group and any local disclosures.

Climate-related scenario testing

Scenario testing is a key tool to improve understanding and support decision-making. Scenario testing is particularly useful for raising awareness of climate change risks due to the wide scope and unknown timing of potential mitigation and adaptation actions. We monitored and evaluated developments in climate scenario testing, including publications by our regulators, and global bodies including the International Association of Insurance Supervisors (IAIS) and the Network for Greening the Financial System (NGFS), as well as publications by the Principles for Responsible Investment (PRI), the Transition Pathway Initiative (TPI), United Nations Intergovernmental Panel on Climate Change (IPCC) and the International Energy Agency (IEA).

Climate scenarios used

Investigating different methodologies appropriate to our nature, scale and complexity supports our ability to engage with our Group and local business regulators on this topic. During the year we have further developed the sophistication of our use of scenario testing, using different scenarios for different purposes based on the business need:

- The orderly transition, disorderly transition and hot house world scenarios from the NGFS provide plausible routes that can be used for testing the continued robustness of strategy, finances and operations, known as 'stress testing';
- The scenarios from the PRI, such as the forecast policy scenario, are designed to assess the economic impact of likely policy developments, which can be used for informing our central market assumptions; and
- The IPCC, IEA and TPI provide science-based pathways for how global and sectoral decarbonisation can be achieved to meet the Paris Agreement goals, which can be used for investee engagement to support achieving real world change, as described in the '*Sectoral decarbonisation pathways box in the Responsible Investment'* section.

For our stress testing work, we use the orderly transition, disorderly transition and hot house world scenarios aligned to those provided by the NGFS, to identify risks over the short, medium and long term. These scenarios are very rich in detail, providing high levels of insight into the financial implications that could emerge from such pathways. The three scenarios provide plausible future outcomes and are constructed to simulate the complex and non-linear interactions between energy, economy and climate systems. They also account for various policy and technology developments, supporting a sophisticated exploration of the different plausible futures and the impacts from trade-offs between the policy and technology options. A key difference between the calibration we use for these scenarios, versus the NGFS's calibration which uses general equilibrium economic models, is the use of non-equilibrium economic models: we believe the non-equilibrium economic models better allow for real-world inefficiencies and decision making that could be expected to be part of the transition to low-carbon economies. The box in this section provides a summary of the scenarios, including the range of climate-related events considered in the scenario testing work.

Summary of the scenarios used for stress testing

- Orderly transition scenario: This below 2°C scenario includes transition impacts as well as physical impacts in line with a 1.6°C increase in temperature by 2100, compared with the average temperature between 1850 and 1900, in line with the IPCC Representative Concentration Pathway[1] (RCP) 2.6, through the orderly introduction of climate policies. Ambitious climate policies are introduced immediately. However, even as emissions are lowered, acute and chronic extreme weather continues to increase compared with today, resulting in increased physical loss and damages. There is a marked reduction in fossil fuel demand, higher carbon taxes and investments in low-carbon electricity generation and manufacturing.
- Disorderly transition scenario: This below 2°C scenario ultimately includes similar levels of transition policy assumptions and physical impacts to the orderly transition scenario, but the policies are introduced in a delayed and disorderly manner resulting in increased market volatility in the medium term. There is particularly increased volatility in the fossil-fuel intensive sectors and regions, but there is also increased volatility in all sectors due to the disorderly nature in which the climate policies are implemented.
- Hot house world scenario: This scenario includes physical impacts in line with a greater than 4°C increase in temperature by 2100. The physical impacts include irreversible damage to the climate, resulting in extreme increases in acute and chronic extreme weather in line with RCP 8.5. For example, many countries suffer extreme droughts and water shortages. Some regions will experience greater levels of warming than 4°C, resulting in certain parts of the world becoming unfit for agricultural production and human habitation. No further climate policies are introduced in this scenario beyond those already announced, resulting in few transition impacts being assessed.

Note

1 Further detail on the climate-related events from the RCP2.6 can be found in the UN IPCC's reports at https://www.ipcc.ch/.

Carbon prices used in scenario testing

Carbon prices are used in our climate scenario testing work as a proxy for the climate policies that could be enacted by governments. The table below shows the carbon prices from the NGFS transition scenarios for the regions Prudential operates in. These prices show:

- The carbon prices continue to rise as government policies are expected to increase;
- The prices in the disorderly transition are consistently higher than in the orderly transition which results in bigger market impacts; and
- Carbon prices can be set in a way which reflects the different regional needs, for example the Asia and Sub-Saharan Africa carbon prices are lower than the World prices.

Carbon prices in NGFS transition scenarios

Orderly transition scenario (US$/t$CO_2$)							
Region	**2025**	**2030**	**2035**	**2040**	**2045**	**2050**	**2055**
World	85.0	114.6	180.7	255.2	345.1	451.2	493.9
Asia	61.5	87.4	122.7	171.4	237.6	325.4	366.0
Sub-Saharan Africa	25.2	42.2	74.3	127.9	209.4	325.4	366.0
Disorderly transition scenario (US$/t$CO_2$)							
Region	**2025**	**2030**	**2035**	**2040**	**2045**	**2050**	**2055**
World	192.6	261.0	336.1	428.0	545.9	700.8	790.6
Asia	139.7	197.8	276.1	377.0	512.6	698.9	797.8
Sub-Saharan Africa	64.7	105.0	180.0	306.3	479.7	716.3	793.6

Source: NGFS Scenario Explorer at https://data.ece.iiasa.ac.at/ngfs, using the REMIND-MAgPIE 3.0-4.4 model, the Orderly Net Zero 2050 and Disorderly Divergent Net Zero NGFS calibrations.

The implementation of carbon taxes or 'cap and trade' emission trading schemes are expected to increase as they are seen as key tools in preventing climate change. The carbon emissions that Prudential is operationally responsible for, in our up- and down-stream supply chains and in investments, could be a risk to our investments and operational costs were the costs associated with carbon emissions to substantially increase. A consistently applied internal carbon price (ICP) could be used to de-risk the business from such anticipated carbon price increases by lowering emissions from operations as well as to influence investment decisions. During 2022 we reviewed the potential uses of an ICP for Prudential, including how carbon prices can be used internally to bring consistency across operational and investment purposes. Any future ICP for Prudential should focus on values that are relevant to Asia and Africa, for example, different carbon prices for developed markets and emerging markets that increase in a consistent manner over time, to support an orderly just and inclusive transition.

Sectoral and regional impact on our current assets and insurance liabilities

Each scenario is translated into sensitivities to economic factors, which are then applied to the Group's assets and liabilities to quantify the potential financial impacts of climate change relative to our base assumption. The insights from the scenario testing work were reported in the Group's Own Risk and Solvency Assessment report, which continues to be provided to the Board.

The complexity and long-term nature of these climate scenario tests result in the need for some simplifications in the exercises, in line with industry practices, such as using a static balance sheet, and simplifications in estimating the sectoral and regional impacts. These may result in understating the exposures and vulnerabilities, as identified by the FSB and NGFS[1], which we remain aware of when using the output. Our analysis did not take account of the potential actions available to the Group to mitigate the impact, in line with emerging industry practice, and is an area where we expect to consider further the opportunities available. Given the level of development of these models to date, we view them as not appropriate for setting capital requirements at this stage.

Insights into impacts on assets

As a major asset owner and manager, we rely on investment returns to meet the longer-term obligations of our liabilities and remain exposed to risks that could interrupt or impair those returns, which is what we explore through the climate scenarios. Though the Group remains exposed to financial impact from climate change, the results for each scenario were not outside observed market volatility, and therefore do not indicate the need for an explicit allowance for climate change in the assumptions used for the liability valuations or observed market values. The scenario with the largest overall impact on the Group balance sheet remains the hot house world scenario, where physical climate change impacts in the longer term could result in financial market impacts in the medium to longer term. The disorderly transition scenario has the biggest impact in the short to medium term as markets assimilate policy changes. As expected, the orderly transition scenario has the lowest overall impact on the Group balance sheet, which reinforces the case for our strategic objective to decarbonise the investment portfolio.

A key insight from the scenario testing is the different sectoral impacts of the different scenarios, as shown in the heatmap diagram below. In the orderly transition scenario, which assumes governments implement climate policies in an orderly manner, the impact is limited to three specific sectors (fossil based utilities, coal and manufactured fuels, and oil and gas). In the disorderly transition scenario, government policies are assumed to be implemented in a manner which results in enhanced market volatility, resulting in impact beyond the three specific sectors. These sectoral impacts are particularly important for Prudential given our operational footprint across Asia and Africa where many countries are involved in manufacturing rather than services. In both scenarios there are also investment opportunities in clean energy and water supply. Prudential is developing its engagement capability, as described in the Sectoral decarbonisation pathways box in the *'Responsible Investment'* section, to support the orderly transition in a just and inclusive manner.

Note

1 Current climate scenario analysis exercises may understate climate exposures and vulnerabilities, warn FSB and NGFS – Financial Stability Board (https://www.fsb.org/2022/11/current-climate-scenario-analysis-exercises-may-understate-climate-exposures-and-vulnerabilities-warn-fsb-and-ngfs/)

Heatmap of climate scenario impacts on sectors over time

	Orderly transition			Disorderly transition		
Sectors	**2025**	**2030**	**2050**	**2025**	**2030**	**2050**
Financials						
Information technology						
Consumer staples						
Consumer discretionary						
Industrials						
Communication services						
Materials						
Real estate						
Healthcare						
Oil and gas						
Fossil-based utilities						
Coal and manufactured fuels						
Public administration and defence						
Education						
Other low-carbon and biobased electricity						
Water supply						
Wind and solar						
Nuclear						
Forestry						

Source: Prudential internal scenario analysis work

Insights into impacts on insurance liabilities

While climate change can impact morbidity, mortality and persistency differently in different global regions, given the nature of the business, the expected impact of climate change does not directly alter the Group's assumptions for its insurance business based on the annual review of experience, which would capture the ongoing impact on our products and any ongoing developments of climate-related products. If experience or exposure were to change, for example due to a step change in long-term morbidity, mortality and/or persistency expectations in a particular region due to climate events, the financial impacts from climate-related risks on our insurance liabilities would be allowed for as part of the regular review and be reflected in the valuation of our insurance liabilities.

The longer-term impact on the Group should be managed by our ability to develop new products and reflect experience in our pricing structures. As further proposed improvements in our understanding of our exposure to climate-related risks, work continues on plotting significant clusters of customer locations to assess the potential risk from physical climate events to our known customer base. Our Group Risk Framework, which is our enterprise risk management framework through which our management is informed on climate related matters, is described in the '*Risk management cycle*' section.

Regional impact on our operations

Our people and operations are exposed to climate-related physical risk, which may threaten our corporate facilities and infrastructure. We remain focused on maintaining and enhancing our organisational resilience, so as to be able to provide our continued support to address the potential humanitarian, customer and employee impacts from climate change.

Our business continuity management programme assesses the risk to our operating locations and staff from natural disasters, including those caused by potential climate-related impacts, by using our third-party provider's platform. The results of this assessment can be seen in the diagram below. The assessment uses the highest IPCC emissions pathway, known as RCP 8.5, which is predicted to result in significant physical climate-related impacts. The diagram shows the extent to which our operations could be exposed to these physical impacts of climate change from the hot-house scenario, ie if there is no transition to lower-carbon economies or adaptation to the increased physical impacts.

We continue supplementing our business continuity management activities with scenario analysis to identify additional areas of vulnerability that may arise due to climate change, including potential impacts on our operations, third-party supply chains and customers. Utilising our third-party provider's platform, the operational risk scenarios were used to investigate how a severe typhoon and/or flood would cause property damages and business interruption, including operational impacts from additional market volatility following such a climate event.

Impact of RCP 8.5 scenario on Prudential's locations of operation


427 Overall Risk Rating
0–25
26–50
51–75
76–100

Managing our direct operational environmental impacts

To help improve the lives of our customers and communities, we actively seek to reduce our operational impact. We measure our environmental performance so that we can understand our impact and take appropriate actions.

Our approach to, and management of, our property footprint aligns with our Group Environment Policy which forms part of the Group Governance Manual, covering the following areas: environmental laws and regulations with respect to emissions, energy consumption, water use, waste disposal, environmental supply chain management and the adoption of risk management principles for all property-related matters.

We have consolidated our property portfolio in 2022 by 7 per cent. We expect to see a further reduction in total floor space in 2023 due to enhanced office fit-outs and space utilisation. It is important to note that this reduction will not be linear, as our premises portfolio is expected to change with our business operations.

As the fall in our 2022 emissions continues to be ahead of the reduction trajectory required to meet our 2030 target for Scope 1 and 2 emissions, we have not purchased any carbon offsets for Scope 1 and 2 emissions in 2022. We have procured renewable energy in Malaysia through green procurement strategies, utilising the Green Energy Tariff (GET) and International Renewable Energy Certificates (I-RECs) programmes. The impact of these actions is reflected in a reduction for Scope 2 market-based emissions when compared with location-based emissions.

Scope 3 emissions review

During 2021, we carried out a review of our Scope 3 emissions. The assessment was carried out in accordance with both the Greenhouse Gas (GHG) Protocol and Partnership for Carbon Accounting Financials (PCAF). It considered all 15 Scope 3 categories and provided us a better understanding of which areas of our value chain contribute most significantly to our overall emissions footprint. The detail is provided on page 32 of our 2021 ESG report (www.prudentialplc.com/~/media/Files/P/Prudential-V13/reports/2021/esg-report-2021.pdf).

During 2022 we have focused on improving Scope 1 and 2 data collection from Africa and Scope 3 business travel data from Asia and Africa. For 2022, we are reporting the same operational categories as 2021 while we focus on improving data quality for those categories. We continue to keep expansion of the reported categories under review.

Data gaps across some of our Scope 3 categories remain and as Scope 3 data accuracy and methodologies continue to evolve, we will seek to align with best practice, and broaden the scope of reported Scope 3 categories.

Progress towards operational carbon targets

Our target is carbon neutrality by 2030 across our Scope 1 and 2 (market-based) emissions. We also target an operational intensity ratio of 1.65 tCO_2e per full time employee (FTE) by 2030 from our 2016 baseline of 2.20, representing a 25 per cent reduction. We are currently tracking ahead of plan with our intensity ratio at 1.21 tCO_2e/FTE for 2022. However, we are aware that office closures and operational restrictions imposed to manage the spread of Covid-19 persisted into 2022 and have played a part in the achievement of this reduction. We have seen a partial rebound in emissions for our office functions that have reinstated business-as-usual operations.

We keep our performance under review, and are continuing to develop and implement reduction measures across our operations to enable us to meet our targets.

Movement in our operational emissions

Our 2022 reporting covers the period 1 October 2021 to 30 September 2022, and includes our global property portfolio, which spans Asia, Africa and the United Kingdom.

We have included full reporting for Scope 1 and 2 and selected Scope 3 reporting. Scope 1 emissions are our direct emissions from the combustion of fuel, fugitive emissions and company-owned vehicles. Scope 2 emissions cover our indirect emissions from the purchase of electricity, heating and cooling. We have stated our Scope 2 emissions using both the location and market-based methods in line with the GHG Protocol Scope 2 Guidance.

Our Scope 1 emissions remain a small percentage of our overall operational emissions. In Asia, these emissions are primarily related to vehicle usage. We are looking at purchasing electric or hybrid vehicles in markets where the supporting infrastructure is available, though transitioning to electric cars remains challenging in many of our markets as the necessary supporting infrastructure is currently not in place. In Africa, Scope 1 emissions represent a larger proportion of emissions because our offices continue to have a greater reliance on generator power. We would anticipate these emissions to revert to Scope 2 over time, as utility grid stability improves in the markets in which we operate.

A summary of our Scope 1, 2 and 3 emissions for 2022 and 2021 are provided below. Our global absolute Scope 1 and 2 (market-based) GHG emissions were 18,583 tCO_2e, down 13 per cent from 2021, primarily driven through the benefit of green power and renewable energy procurement. Electricity use in our buildings is the largest contributor to our operational footprint at 16,938 tCO_2e (market-based), making up 91 per cent of our total Scope 1 and 2 emissions.

Scope 3 emissions have increased compared with those reported in 2021 due to the inclusion of Africa business travel and resumption of air travel in the second half of 2022 across Asia and UK operations.

Emissions source (tCO_2e)	2022	2021	Change (%)
Scope 1	**1,645***	1,481	11
Scope 2 – market-based	**16,938***	19,986	(15)
Scope 2 – location-based	**19,880***	21,547	(8)
Scope 3 (upstream activities)†	**9,487***	8,793	8
Total: Scope 1 and 2 using market-based approach	**18,583**	21,467	(13)
Total: Scope 1, 2 and 3 (upstream activities) using market-based approach	**28,069**	30,260	(7)
Tonnes per employee – Scope 1 and 2	**1.21**	1.47	(18)
kg per m^2 – Scope 1 and 2	**54.01***	58.22	(7)
kg per m^2 – Scope 1, 2 and 3 (upstream activities)	**81.59***	82.09	(1)

* Within the scope of EY assurance – for further information, see the '*Scope 3 emissions review*' section of this report and the Basis of Reporting (www.prudentialplc.com/~/media/Files/P/Prudential-V13/esg-report/basis-of-reporting-2022.pdf) which notes those Scope 3 categories that were within the scope of EY assurance.

† Includes Scope 3 categories: 3 (fuel- and energy-related activities, 5 (waste, including water, generated in operations) and 6 (business travel).

Driving reductions in our operational energy consumption

Our core focus remains on implementing projects that drive reductions in our operational energy consumption, thereby reducing associated Scope 2 emissions. With the Covid-19 pandemic restrictions being relaxed across most of Asia and Africa, we have seen our office functions starting to resume business-as-usual operations.

In implementing new working environments, we are taking the opportunity to implement best practice environmental performance, including adopting features such as LED lighting, increased lighting controls, lighting zones and climate controls. In 2022, we have undertaken several energy reduction projects across a range of diverse markets, including offices in Taiwan, Malaysia, the Philippines, Indonesia and Ghana. The focus of these projects has been on lighting and control upgrades. It is estimated that these completed projects combined will save 317 tCO_2e every year.

In 2022, all our businesses have been issued with tailored environmental roadmaps, detailing their existing Scope 1 and 2 emissions, their 2030 target and the actions required to meet those targets. The roadmaps were developed through the learnings of site surveys undertaken in previous years. The roadmaps will be updated on an annual basis and supporting site surveys will continue to monitor progress.

In addition to actions that reduce the amount of electricity our office operations consume, we also actively look at how we can purchase renewable energy for our office operations, to support our transition to a low-carbon economy. We are faced by two challenges in this:

- Most of the markets in which we operate do not currently offer direct renewable energy procurement; and
- As we are primarily a short-term leasehold tenant in the buildings from which we operate, installing onsite generation capabilities remains challenging.

Ghana LED lighting upgrade

In Ghana, an LED lighting upgrade project has been completed in a significant number of Prudential's offices. It is estimated that the rollout will save 20 tCO_2e every year. Prudential Ghana has linked this project to its launch of energy efficient guidelines and an Energy Efficient League, which gives recognition for operational reduction efforts.

Malaysia renewable energy programmes

In 2022, we subscribed to the GET programme for our Malaysia Peninsular operations. The programme is having a direct impact on supporting a clean energy transition, through greening the utility grid and supplying consumers with renewable energy. The programme is currently fully subscribed.

The GET programme was introduced by Tenaga Nasional Berhad and is evidenced by a Malaysia Renewable Energy Credit (mREC), which is recognised by the I-REC Standard. The I-REC registry is recognised by all major standards and campaigns, including CDP and the Greenhouse Gas (GHG) Protocol, to give assurance that consumers will receive renewable electricity and be provided with the renewable energy generation source. The programme's funds go towards the Malaysian Electricity Supply Industry Trust Account (MESITA) to support the implementation of Malaysia's renewable energy agenda and initiatives.

In addition to the GET programme, our landlord at Menara Prudential, one of our offices in Kuala Lumpur, is purchasing renewable energy supported by I-RECs and has enrolled in the Sarawak Energy Initiative. We have put in place an agreement with our landlord to ensure transparency and to support the claim that the green energy purchased by the landlord is fully attributed to our facility. This avoids double counting, which enables us to use the emission factors related to this scheme when calculating our emissions relating to the building.

Despite these challenges, we continue exploring viable renewable energy procurement opportunities. In 2022, we procured renewable energy for the first time, focusing on our Malaysia operations as it has our largest operational footprint. 31 per cent of our total electricity consumption, equivalent to 2,160 tCO_2e, for Malaysia in 2022 was covered through green procurement strategies, utilising the GET and I-RECs programmes, as described in the box. We are aware of the concern that these schemes do not fully guarantee additional renewable energy supply reaching the market and have only selected programmes where the impact is transparent to us.

While online communication and conferencing platforms remain very important to our operations, the opening of international borders is enabling us to hold face-to-face meetings, to better drive engagement across the business after extended periods without face-to-face contact. We are starting to see air travel increase, and we anticipate emissions from air travel will increase further in 2023, towards pre-pandemic levels. In 2022, Scope 3 business travel emissions have risen by 173 per cent compared with 2021 but remains 26 per cent lower than for 2020. We intend to review our business travel policy during 2023.

Hybrid working has been adopted in many of our operations in Asia. The energy consumption associated with our employees working from home has not been captured in our reporting in 2022. We recognise that with the broader adoption of hybrid working, a proportion of our staff will continue to spend part of their week working away from the office, and we therefore need to better understand the emissions associated with this. We have started developing an emissions calculator designed to model Scope 3 emissions associated with staff working from home and we are piloting this in our Singapore life business. The assumptions used in this model are aligned with the framework used by the Department for Environment, Food & Rural Affairs (DEFRA) and aligned with the GHG Protocol.

Monitoring our progress

We have made considerable effort to engage with our businesses on the importance of reporting throughout 2022. There has been a continued focus on improving our data collection programme, and we have seen data quality improve, with greater completeness and fewer accruals. Due to the pandemic restrictions, we placed site-based energy assessments on hold from 2021, limiting our access to relevant data. However, this initiative has now resumed, with reports available in 2023. These will help inform our updated environmental roadmaps.

During 2022, we upgraded the environmental data platform for our property portfolio. This platform allows users to interrogate the emissions performance of our property portfolio down to a single building. This level of granularity enables users to gain a better insight into where potential emission reduction can be found, both at a portfolio and asset level, and can provide local businesses with a tool to measure the impact of their sustainability measures. Our local environment representatives were trained on functionality updates, and on the capabilities and role the platform plays in monitoring our environmental operational progress.

Raising employee awareness and training

Raising employee awareness of the importance of the environment and what we can do to minimise our emissions remains a core aim of our management team. In support of this we have run several initiatives throughout the year including the Group-wide Green Week and training sessions.

Training was delivered to the Africa ESG senior leadership team to help improve capabilities and awareness of the environmental agenda. The focus of the presentation was on clarifying Group targets, mandatory reporting requirements, the actions available to reduce Scope 1 and 2 emissions and furthering our understanding of the challenges our African businesses face, and how these differ from those in Asia.

Enforcement actions and other regulatory events

No fines or regulatory actions occurred during the year for environmental incidents (2021: zero).


4 billion people

Prudential Green Week

Prudential's Green Week took place in April 2022 and was an opportunity to engage internally on our alignment, commitment and momentum towards sustainability within investment and operational spheres. Features of the week included the launch of a video around 'Building a greener future', which highlighted our operational targets for carbon neutrality and the actions that the business and individuals can take to help us reduce our emissions. Green Week also included a series of interviews with Group leaders covering subjects such as 'Going green as a Group', our commitment to decarbonising our investment portfolio, and what a just and inclusive transition entails.

Supporting a just and inclusive transition

In this section we set out how we have supported the just and inclusive transition in 2022 through our engagement and advocacy globally, regionally and through industry bodies. A highlight of 2022 was the publication of our paper on a just and inclusive transition, described in the box in this section. A specific example of our active outreach was our integral role in establishing the Emerging Markets Transition Investment (EMTI) project.

The paper highlights the importance that Prudential places on ensuring the transition to a low-carbon economy is a just and inclusive one, and explores case studies and further actions required, both from Prudential and the wider market.

Global advocacy

Alongside our work on the role of investors in a just and inclusive transition across Asia and Africa, our advocacy for emerging market ESG issues in the global context has formed the basis of our outreach with policy and regulatory stakeholders throughout 2022. This has taken shape across specific themes, including regulatory reform, blended finance, harmonisation of standards and taxonomies, and an increasing focus on nature. This section provides more information on our advocacy activities.


PRUDENTIAL
Supporting a just and inclusive transition
Prudential plc
October 2022



Our paper on the just and inclusive transition

Prudential's 2022 white paper (www.prudentialplc.com/~/media/Files/P/Prudential-V13/content-pdf/prudential-plc-just-and-inclusive-transition-white-paper.pdf) sets out how we support a just and inclusive transition.

The paper:

- Defines the case for a just and inclusive transition, and its place in meeting the Paris Agreement;
- Highlights the importance that Prudential places on ensuring the transition to a low-carbon economy is a just and inclusive one; and
- Explores case studies and further actions required, both from Prudential and the wider market.

Making sure emerging markets do not fall behind in the energy transition requires both public and private investments, and the mainstreaming of investing in the energy transition. The paper identifies additional work required for this:

- A review of metrics for portfolio reporting so that climate-oriented metrics do not create a disincentive for companies providing transition financing due to short term carbon portfolio targets;
- The need for emerging market-appropriate harmonised taxonomies and protocols for investing in responsible retirement facilities for fossil fuel utilities or investing in carbon-intensive companies' transition toward carbon neutral practices; and
- Jurisdictional involvement in international standard setting to enable more disclosure, such as that which is encouraged within the latest draft sustainability and climate standards proposed by the International Sustainability Standards Board (ISSB).

The paper received overwhelming positive feedback, including:

- It correctly identifies the need for emerging markets to have a 'seat at the table' during discussions on how the world will reach net zero; and
- It raises the need for global understanding to improve as to why the transition needs to be just and inclusive for emerging markets.

Prudential will continue to work with other like-minded organisations to raise awareness about the unique challenges faced by emerging and developing economies in meeting their needs for climate transition and other sustainable investments. We expect both our position and execution approach to evolve whilst maintaining our objective to influence real-world impact in a just and inclusive way.

Financing the transition

We believe that work on blended finance will be of increasing interest to Asian and African policymakers in 2023, and we will seek to build out our work in this area. The Just Energy Transition Partnerships (JETPs) are an example of blended finance. The JETPs public-private partnership models were launched in 2021 at COP26. They are an example of a project grounded in local knowledge and participation, which is important for ensuring the structures designed are applicable for the market, designed to support a country's energy transition in a holistic manner, bringing together actors across the energy, regulatory, finance, policy and renewables space, with financial and capacity support from the G7 and the private sector.

Vietnam announced its JETP in December 2022 with the International Partners Group. The JETP will support Vietnam in working towards its new targets, including bringing forward the projected peaking date for its GHG emissions, limiting its peak coal capacity and accelerating the adoption of renewable energy. Prudential was the only insurer invited to be one of the members of the private sector working group. We will work with public and private members of the group to ensure that the vehicles established underneath the JETP model are suitable for an insurer/asset manager such as Prudential.

Within the multilateral development bank (MDB) community, reform of their structures is a priority to enable more effective partnerships with the institutional investor community in emerging markets, for blended finance and other vehicles, noting the models and incentives for blended finance still needs development. Prudential will work through its existing memberships in this area to support these conversations where possible. Our other international membership body of note, which is working to connect the insurance sector with the multi-lateral community, is the Insurance Development Forum (IDF), a partnership with MDBs. Prudential colleagues are on its inclusive insurance workstream, and we have also supported their COP27 activity on the ground.

Through our membership of the World Economic Forum (WEF), Prudential was invited to take part in workshops as part of their 'Fostering Effective Energy Transition' initiative and the Regional Action Group for ASEAN.

Having been involved at its inception, we continue to support the Energy Transition Mechanism (ETM) as a concept, with the priority being to retire coal plants early in a responsible way. Progress on the ETM has continued throughout 2022, in particular in Indonesia where the government and stakeholders are motivated and engaged. Following positive discussion in Q3, where Prudential participated as an observer, the Asian Development Bank announced a memorandum of understanding for its first financing deal to accelerate the phase-out of coal in Indonesia under the ETM. We welcome this development. If, in future, entities established by the ETM issue investible assets, as a long-term investor in those markets we remain interested in them, provided they met our risk and return criteria. Such investment would, under current rules, potentially have an adverse impact on our WACI. This creates a disincentive for companies providing transition financing, which is an issue we highlight in our Just and Inclusive Transition paper.

Net Zero Asset Owner Alliance

In 2021, Prudential joined the United Nations-convened Net Zero Asset Owner Alliance (NZAOA) – a network of institutional investors committed to the decarbonisation of their asset portfolios – to facilitate greater collaboration with global peers. As an active member, and one of the only members with an emerging market footprint, we support their wider policy and outreach work (including the EMTI project, see *'Emerging Markets Transition Investment (EMTI) project'* box). Through the NZAOA we have contributed to consultations and papers on coal and on oil and gas, and regularly engage in their target setting, methodology and reporting workstreams. This has also been one of our main avenues of communication with the UN and their Race to Zero campaign.

In 2022, Prudential's continued focus has helped to ensure that emerging markets feature more prominently in NZAOA communications and discussions. This includes continued efforts to raise awareness on the challenges for emerging markets in the energy transition, to generate thinking on relevant solutions that more actively consider the impact of climate change on developing markets. We believe this represents a key and critical step in acknowledging developing economies in the just and inclusive transition. In 2022, we supported specific NZAOA sub-tracks, advancing progress on:

- Financing the transition: Prudential initiated and leads this sub-track, and started the Emerging Markets Transition Investment (EMTI) project, with the objective of accelerating investment towards the net-zero transition of emerging markets. See the *Emerging Markets Transition Investment (EMTI)* project box in this section for more detail.
- Monitoring, Reporting, and Verification (MRV): Submitting commentary through the public consultation, Prudential advocated for integrating a guiding design philosophy on sovereign bonds into the NZAOA's new protocol. The additions emphasise support of a just and inclusive transition to low-carbon economies, while acknowledging that emerging markets will be more impacted by climate change despite having contributed less to cumulative carbon emissions already emitted.
- Policy: Prudential provided input for the NZAOA's oil and gas position paper, which presents expectations for companies (ie users and producers), governments and investors. The paper adopted our recommendations that more in-depth consideration be given to the unique transition challenges of emerging markets, and how investor engagement can be both impactful and consistent with principles of differentiated responsibilities and a just transition.

Looking ahead to 2023 we will be taking more of a leadership role in NZAOA's emerging market thematic workstreams.

Industry bodies

In her capacity as a board member for the Institute of International Finance (IIF), Prudential's Chair attended the World Bank and IMF Annual Meetings in October 2022, undertaking bilateral meetings with a number of policymakers and regulators from Prudential's markets in Asia and Africa. Discussions focused on financial inclusion, and the role of the financial sector in addressing climate change.

Prudential's Chair of Growth Markets was invited to speak at the IIF's Emerging Markets Sustainable Finance Summit in September on the role of finance in a just transition across Asia.

Prudential colleagues sit on a number of IIF working groups, including the sustainable finance working group and the Insurance Regulatory Committee Asia Pacific subgroup, which has focused on themes related to climate change and sustainability, digital transformation and the implications for financial inclusion.

In July 2022, Prudential submitted a response letter to the International Sustainability Standards Board (ISSB) consultation on its exposure draft on climate-related disclosures. Prudential is supportive of the efforts of the ISSB to secure broad cross-jurisdictional support for the proposals as work is undertaken to finalise the standards. Prudential's view is that the ISSB's proposed approach should clearly reflect developed and established approaches such as those undertaken through the GHG Protocol and the Partnership for Carbon Accounting Financials (PCAF). We expressed that we have a particular concern about GHG emission disclosure: it would be challenging for financial institutions to report emissions for entities and investments that are not under their direct control. This is not currently required by PCAF (which uses the operational control or financial control approach), and therefore represents an expansion to these requirements. To mitigate these issues, it would be important to have some latitude in determining organisational boundaries, as long as the approach is clearly disclosed, and consistently applied.

During 2022, we continued our engagement with the IAIS on climate-related risks, including bilateral meetings with the Chair of its Climate Task Force. The climate-related work forms part of the IAIS's Holistic Framework (HF) and the Global Monitoring Exercise (GME), which assesses and monitors systemic risk in the insurance sector. The IAIS has been incorporating climate-related data in its annual Individual Monitoring Exercise in a qualitative nature. The IAIS continues working closely with other industry bodies, including the NGFS and ISSB. In November 2022, we had the opportunity to speak to members of the IAIS about our paper on the just and inclusive transition (see box in the *'Supporting a just and inclusive transition'* section).

We actively participate in industry forums and networks, such as the CRO Forum Sustainability Working Group, to further develop understanding and support collaborative action in relation to climate and ESG risks, and to remain aware of industry best practice as it develops. The two primary industry developments tracked by the CRO Forum Sustainability Working Group have been:

- The collaboration between the Partnership for Carbon Accounting Financials (PCAF) and the UN-convened Net Zero Insurance Alliance (NZIA) to develop a global standard to measure and disclose the carbon emissions associated with the risk being insured; and
- The initial drafting of the Taskforce on Nature-related Financial Disclosures (TNFD) framework, which has a targeted publication date in 2023. Building upon the work of the TCFD, the TNFD framework is being designed for future alignment with the global baseline for sustainability standards under development by the ISSB.

Emerging Markets Transition Investment project

Prudential initiated and leads a sub-track within the Net Zero Asset Owner Alliance (NZAOA) on 'Financing the Transition in Emerging Markets', which includes the Emerging Markets Transition Investment (EMTI) project as a key component. The EMTI project was organised to identify practical, near-term solutions to accelerate investment towards the net-zero transition of emerging markets. The project is supported by the NZAOA, the World Economic Forum and the EU-ASEAN Business Council. As part of the project, Prudential organised two webinars and two round tables in 2022. The first EMTI public webinar, with opening remarks provided by Prudential, focused on the ASEAN markets. This was followed by a second webinar, with opening remarks from Prudential's Group Chief Executive, which focused on the role Africa has to play in global decarbonisation. During the first roundtable, participants across the financial industry discussed the main barriers for investing in the energy transition in emerging markets. The outcomes resulted in the publication of a discussion paper ('Code Red: Call for Urgent Action on Emerging Markets Transition Investment'). The second roundtable focused on effective engagement in emerging markets.

The high profile of the supporting bodies within the EMTI project, together with the release of Prudential's 'Just and Inclusive Transition' white paper, combine to raise the external profile of the Group's future actions with regards to 'stewarding the human impacts of climate change'.


Code Red!
Call for Urgent Action on Emerging Markets Transition Investment (EMTI)

Regional advocacy

Asia

Given our footprint, we monitor and engage with ASEAN-wide financial services policy. Our markets in South-east Asia have increased their focus on green finance and ESG throughout 2022, both at the policy and regulatory level. Prudential's local teams have therefore supported consultations, workshops and events even more regularly than in prior years.

We collaborated on an EMTI ASEAN webinar in spring 2022 in partnership with the NZAOA and EU ASEAN Business Council, at which the Cambodian government joined in their capacity as 2022 Chair of ASEAN and spoke on behalf of both Cambodia and the region. We attended the ASEAN Leaders' Summit in November at which we spoke at a UK-ASEAN Business Council convened session on a just and inclusive transition.

Our Singapore business provided inputs to the development of a best practices disclosure document, which sets out pathways for financial institutions (specifically banks, asset managers and insurers) to adopt and put in place TCFD recommendations based on the different stages they are at in their sustainability reporting journey. Our Group CEO spoke on climate financing at the Singapore Fintech Festival.

We submitted a response to Indonesia's regulatory requirements on a Sustainable Finance Action Plan (SFAP).

Our team participated in the Mayor of Shanghai's annual International Business Leaders' Advisory Council meeting, with a paper on the role of corporate ESG practices in facilitating green and low-carbon transformation.

Africa

Prudential is a founding member of the Nairobi International Financial Centre, an initiative brokered by the UK High Commission in Kenya, through which sustainability issues are raised.

In Kenya, Prudential Africa sponsored the yearly Kusi ideas festival where the theme was "Climate Changes: Exploring Africa's Response and Solution". As a panellist, Prudential Africa's Chief Operating Officer spoke about our position regarding a Just and Inclusive Transition.

Another important global policy voice for Prudential, especially across our African markets this year, has been the Commonwealth. In 2022, Prudential attended the Commonwealth Heads of Government Meeting (CHOGM) in Rwanda which had a strong focus on post-pandemic recovery and sustainability, spoke at the financial services roundtable on the role of the sector in building resilience and sustainability. In Q4 2022, Prudential spoke on the role of sustainable finance in development at the financial services roundtable at the Commonwealth Trade and Investment Forum.

United Kingdom

Prudential has had ongoing engagement with the United Kingdom (UK) government, both in the UK and overseas, on ESG issues throughout 2022. During the final months of the UK's COP Presidency this included engagement on key themes such as transition finance and the role of the private sector in supporting an inclusive transition. Throughout the year we have engaged with the Foreign Commonwealth & Development Office, the Department for International Trade, HM Treasury, the COP unit and British embassies. This included the British Embassy in Cairo in the run-up to COP27 to support UK-Egypt work in green finance.

We have retained our membership of the CBI's Sustainable Finance Working Group, through which we have discussed issues such as the government's transition plans, green taxonomies and the role of the UK as a centre for green finance.

Prudential was represented at an event in the UK Parliament to launch the Climate Policy Initiative (CPI)'s 'Landscape of Climate Finance in Africa' report.

Prudential at COP27

Throughout 2022, we engaged with the UK government in its role as COP26 chair on key themes of importance for them, contributing to preparatory work on the Vietnam Just Energy Transition Partnership (JETP) and their work putting finance at the heart of solutions. As we drew closer to COP27, we also engaged with the UN infrastructure, especially the Climate Champions Team, the Glasgow Financial Alliance for Net Zero (GFANZ), and non-governmental partners such as FSD Africa, ODI, Business Fights Poverty and CPI as they planned their COP programmes (Financial Sector Deepening Africa, Overseas Development Institute, Climate Policy Initiative). Ahead of COP27, Prudential signed the 2022 Global Investor Statement to Governments on the Climate Crisis (https://theinvestoragenda.org/wp-content/uploads/2022/08/2022-Global-Investor-Statement-.pdf), which calls on governments to implement the policy actions needed to address the climate crisis and accelerate the transition to a net zero emissions economy.

Prudential was represented in Sharm el-Sheikh for COP27 by the Chief Operating Officer of Prudential Africa, who also has held senior roles in our Asia businesses, and is thus well-positioned to join discussions on the role of global finance in promoting a just and inclusive transition.

Prudential's main positioning at COP27 aligned with the Egyptian host priorities in many ways, putting emerging markets at the heart of the conference and how the finance sector plays a valuable role in supporting the net-zero transition. Prudential spoke at an event on the possible partnerships for institutional investors in mobilising domestic capital in emerging markets to support a just transition. We also joined a GFANZ coordinated meeting with the Vietnamese government and partners to discuss next steps on their own JETP.

Through our membership of the IIF, we joined events on the role of private finance in closing the climate gap, and through our membership of the IDF (Insurance Development Forum) we attended insurance-specific events, including a meeting with the UN High Level Champions. Through our relationships with some key non-profit organisations such as FSD Africa we joined the launch of pan-African initiatives of interest.

Prudential also attended events hosted by our governments, regulators and partners, especially the NGFS, MAS and multi-lateral development banks, to discuss the ways in which the finance community can support emerging markets on their transition. We are particularly interested in the next steps on multilateral development bank (MDB) reform and possible new blended finance opportunities for institutional investors in Asia and Africa.

For COP27, Prudential has built a relationship with the UN's High Level Champions and their team who hope to expand the role of private finance in closing the climate finance gap. This is an area of ongoing engagement. As COP27 this year demonstrated, governments around the world are increasingly focused on this area, both in developed and emerging economies. We look forward to supporting this policy work bilaterally, regionally and through our memberships and associations. In 2023, we will be supporting existing partnerships such as the NZAOA, IDF and High Level Champions team on themes of importance as we look ahead to COP28.



Strategic Pillar: Building social capital

We build social capital by building trusted relationships with our employees, on whom our success depends, and we seek to safeguard our customers' trust in us through our rigorous approach to digital responsibility.

Our people responsibility

In fulfilling our people responsibility, we continued to lean on our Group Culture Framework which outlines who we are, why we exist, and how we conduct our business and ourselves. The four components that make up our culture framework are purpose, principles, values and future-ready skills. Prudential's purpose is to help people get the most out of life and we aim to do this for our employees, one of our greatest assets.

As an employer, we have promised to make Prudential a place where our people can connect, grow and succeed. Our people strategy and roadmap guide our work to fulfil this promise, and include areas such as culture, diversity, inclusion and belonging, learning, leadership, performance management, reward and recognition.

Connect	Providing a diverse, inclusive and flexible work environment where ideas are welcomed, contributions valued, and everyone is encouraged to bring their true self to work	Culture Diversity, inclusion and belonging People experience
Grow	Giving our people the time to grow and develop, with support and feedback when it's needed and a culture that encourages them to challenge themselves and learn new skills	Learning Leadership Talent and succession
Succeed	Recognising our people for their skill sets and contributions and looking after their health and wellbeing	Performance management Reward and recognition Future-ready workforce

Connect

Culture and people experience

We are guided by our five values, ambitious, curious, empathetic, courageous and nimble, in terms of how we carry ourselves in the workplace. They are an essential part of our culture framework, and this is reflected in the way we interact with one another.

Values	How we live our values
Ambitious (A)	Our business is competitive. We push ourselves and each other to greatness, but not at all costs. Being a team player and doing the right thing comes first.
Curious (C)	The world is changing faster than ever. No one has all the answers. We are humble and always listen and seek to learn and understand.
Empathetic (Em)	There's an age-old wisdom in walking a mile in another's shoes. We do that every day, whether it is with our customers or colleagues.
Courageous (Co)	Prudential's success and culture belongs to all of us – it's our shared legacy. We do the right thing and bring our full selves to work to build it together.
Nimble (N)	Being agile and adaptive is the norm. We approach our work iteratively, with carefully designed experiments that help us fail fast and fail forward.

Since 2020, we have been conducting people surveys to evaluate progress on our three-year culture journey and assess how our values show up at work. Our fourth global people survey took place in January 2023 with the participation and input of 95 per cent of our workforce. Overall engagement stood at 79 per cent, an improvement of 4 per cent from the previous survey conducted in December 2021, as well as 5 per cent against industry benchmarks. Company confidence has the highest favourable score of 89 per cent, demonstrating the strong belief from our staff about the future of Prudential. Our core values received an 86 per cent favourability score, a testament to our strong and cohesive culture, while the score for inclusion and belonging, social connection, and support from management was at 85 per cent, indicating a deep sense of belonging.

While work and life blend with a 70 per cent favourability score, improved by 6 per cent in this survey, we continue to enhance our efforts in this area to support our people through flexible or hybrid work arrangements. Overall, the improvements seen in 2022 follow the introduction of a number of initiatives aimed at enhancing wellness, building capabilities, strengthening inclusion, and deepening connections with our leaders, which we will continue to build upon in 2023.

In 2021, our first Collaboration Jam – a three-day inclusive online conversation – yielded inputs from colleagues across our businesses on the different skills needed to be future-ready. Since then, we have invested significantly in equipping our people with the appropriate skills to embrace the future of work.

In 2022, we held our third Collaboration Jam where more than 8,000 colleagues shared their views about belonging at Prudential. Over 130,000 comments were contributed during the 72-hour period, exceeding our expectations and external benchmarks and demonstrating enthusiasm, engagement and interaction across the Group. The conversations centred on belonging at a local level, and how feeling valued was a driver of feeling a sense of belonging; the requirement for opportunities to broaden and strengthen internal networks including with leaders; and the need to further embed our commitment to connect, grow, and succeed across the business.

In response to the Collaboration Jam, and to enable our people to build social connections, we launched Mystery Coffee, an initiative that enables our people to grow their network, learn from each other and reach their professional goals through peer connections and support. Participants registered for a Mystery Coffee are matched with a mystery partner from a different location to share skills, expertise and develop personal connections over a virtual coffee conversation. To date, we have had over 1,800 employees registering for Mystery Coffee. This initiative will, over time, enable all our people to expand their network and create a sense of belonging within the larger Prudential Group.

We continued to drive a human-centred, digitally-enabled people experience to help people connect with colleagues and our culture, take ownership of their career and performance, and make work more engaging. Our employees can also access the latest company information on 1-hub, our company intranet, including information on company performance, heritage, and our leaders' profiles. On myHR, employees can manage leave requests, development plans, performance reviews, and more.

The Board uses a range of formal and informal methods to engage, communicate and understand the views of the workforce. In May 2021, the Responsibility & Sustainability Working Group assumed responsibility for leading the programme of workforce engagement and, along with other Non-executive Directors, the Working Group continued to participate in workforce engagement activities during 2022. In addition to its direct engagement with the workforce, the Board and Working Group reviews the output from the annual employment engagement survey and the Collaboration Jam and discusses follow-up actions with management, and also receives regular updates on employee matters from the Group Chief Executive and Group HR Director. Key workforce engagement activities during 2022 include the Board visit to Singapore in April, the Collaboration Jam, as well as attendance at Transformative Journey Graduation sessions and Diversity & Inclusion Council meetings. Further information can be found in the Section 172 Statement.

Diversity, inclusion and belonging

Our goal is to empower our people and deepen belonging at Prudential by respecting and appreciating differences. We maintain a culture where diversity is celebrated, and inclusion assured for our people, customers and partners.

Our Global Diversity & Inclusion (D&I) Council continues to define our global D&I strategy and action plan, while driving D&I initiatives across our businesses. The Council provides updates to the Board twice a year and the Responsibility & Sustainability Working Group (RSWG) receives quarterly D&I updates. In 2022, we onboarded new members to the Council to focus on inclusion of neurodiversity, disability, culture and religion. The Council continues to be guided by its Charter and adhere to the principles of empowering our employees, fostering transparency and creating communities. Building on the local endorsement of the United Nations Women's Empowerment Principles in a number of our markets in 2021, our Group Chief Executive signed a Group-wide support statement for them in 2022.

In 2022, we continued our focus on increasing inclusion awareness, complementing the work with our leadership outlined in the section on *'Leadership'*. One of the key initiatives was the implementation of our Global Inclusion e-learning courses, which aim to build awareness, nurture inclusion and promote inclusive leadership mindsets and behaviours. The Global Inclusion e-learning was completed by approximately 86 per cent of the workforce in 2022, which sets the stage for our work to further deepen belonging in 2023.

To bring change throughout our organisation and processes, our approach to D&I also extends to the way we positively impact our customers through accessible solutions and services. We address diverse needs and profiles with inclusive, rewarding and innovative propositions such as our We DO Family campaign, as set out in *'Making health and financial security accessible'* section. The campaign extended to our employees, with a storytelling campaign where over 100 employee stories were shared internally, demonstrating the diversity of their families. We also embed D&I principles in our Third Party Supply and Outsourcing Policy, with the requirement to review our suppliers' approach to diversity.

Following the launch of PRUCommunities in 2021, our employee-led networks continued to enhance connections and are key to deepening belonging at Prudential. In 2022, we saw the global launch of various communities including PRU Women Empowered, PRU Young Professionals, Women in Tech, Mental Health First Aiders and the intersectional We DO Wellness, joining the well-established PRUPride. Local businesses have also established their own PRUCommunities to further strengthen connection and collaboration around interests, identities and ideas. In 2022, PRUCommunities articles were viewed by more than 10,000 employees, including nearly 2,800 views on the Community Connections page, and nearly 3,500 views of our We DO Wellness page.

In 2022, Prudential signed the Neurodiversity in Business Membership Charter as part of our commitment to further strengthen inclusion and deepen belonging in the workplace. This includes challenging and removing both physical and perceived barriers to inclusion, while celebrating neurodiversity and the value of neurodiverse individuals, and providing accommodations where necessary to enable these individuals to perform their roles at Prudential.

A summary of our D&I performance is included below. While our diversity figures have mostly improved year-on-year, we recognise that we have more to do in this area.

- At 31 December 2022, the representation of women on our Board was 31 per cent; following Board changes on 1 January 2023, representation was 38 per cent.
- We have exceeded the recommendation of the Parker Review for the FTSE 250 to have at least one non-white director on the Board by 2024, with six of our 13 directors meeting these criteria. We are one of only five FTSE 100 companies with a non-white Chair. Non-white representation on our Group Executive Committee (GEC) has also improved in 2022, with 63 per cent of members meeting these criteria compared with 20 per cent in previous years, following our restructuring of this body to better reflect the communities we serve.
- As a signatory to the HM Treasury Women in Finance Charter since 2016, we set a target of 35 per cent women in senior management by the end of 2023, building on our earlier target of 30 per cent set in 2021. At 31 December 2022, the representation was 35 per cent, in line with our 2023 target.

Gender diversity – total workforce


Total
2022*
8,363
+5%
6,299
+7%
18
+64%
14,681
2021^
7,946
5,912
11
13,869

Gender diversity – senior management


Senior managers
2022*
39
–11%
71
–13%
2021
44
82
Group Executive Committee (GEC)
2022*
2
+100%
6
+50%
2021
1
4
Executive Directors
2022*
2
-33%
2021
3
Chair and Independent Non-executive Directors
2022*
4
-33%
7
+17%
2021
6
6
Female
Male
Unspecified†

* Within the scope of EY assurance – see *'Basis of reporting'* here: www.prudentialplc.com/~/media/Files/P/Prudential-V13/esg-report/basis-of-reporting-2022.pdf.
^ The 2021 balances have been restated to reflect the consistent treatment of local sales agents in our Africa markets who are not permanent employees.
† No specification or information is captured on gender for an immaterial number of our employees. These employees are regarded as 'unspecified'.

As part of our ongoing commitment to transparency, we continued to submit responses to the ShareAction Workforce Disclosure Initiative in 2022, where we achieved a score of 87 per cent (2021: 88 per cent). We have also been included in the Bloomberg Gender Equality Index 2023, being listed on the index for the third successive year.

In 2022, we saw a total turnover of 22.6 per cent for employees, including our call centre staff, representing an improvement compared with the 2021 rate of 24.4 per cent. This improvement relative to 2021 was driven by our continuous focus on initiatives for improving people engagement, wellbeing and culture across our businesses. The total voluntary employee turnover, excluding call centre staff, remained broadly stable at 16.7 per cent (2021: 16.2 per cent). The employee turnover reflects the number of employees who leave employment voluntarily or due to dismissal or retirement during the reporting period. Employees include permanent and contract (fixed term) employees but exclude contingency workers and interns. A breakdown of our employee turnover rate by gender, age group and region is reflected in the *'Reference tables'* section.

Employee relations

Prudential is committed to fostering an inclusive, diverse and open environment for our employees. Our Group governance human resources policies, guided by the principles of the Universal Declaration of Human Rights and the International Labour Organization's core labour standards, provide an overarching framework and principles for everyone in the organisation. Our Group Third Party Supply and Outsourcing Policy sets out how we work with suppliers and our expectations of them. Our Discrimination and Harassment Policy prohibits any form of discrimination, harassment, bullying and other types of misconduct where the behaviour is contrary to Prudential's values and standards.

Our people have always been our most important asset, and our Employee Relations Policy governs the way we engage with them. This, we believe, is fundamental to our ability to attract the people we want, retain our current employees and motivate them to achieve success for themselves and the Group.

Each local business is required to have an effective approach in place to promote positive relationships with our employees and their representative organisations. We encourage a positive and constructive relationship with collective employee representative bodies in order to ensure our colleagues' rights to freedom of association and collective bargaining.

Given the diverse marketplace we operate in, trade union representation and collective bargaining practices vary by market. Our businesses have trade union representation in Malaysia, Singapore, Vietnam, Zambia, Côte d'Ivoire, Togo, and Cameroon.

We are an organisation that strives to promote inclusive employment, and provide opportunities for growth and career progression. We give fair consideration to applications, regardless of gender, nationality, age, race, ethnicity, religion, physical or mental disability, or sexual orientation. We make appropriate arrangements for continuing the employment of employees who become disabled, and we seek to promote training, career development and progression for people with disabilities, making appropriate adaptations where required.

To build a diverse, equal and inclusive workplace, where employees can speak openly, we take grievances seriously and have strong grievance policies and procedures in place to ensure timely and fair investigation of any grievances raised.

Further information on activities to support employee wellbeing are included in the *'Responsible working practices and health and safety procedures'* section.

Grow

Learning

A significant part of our connect, grow and succeed pledge to employees is preparing them for the future of work, so that they can participate in and contribute confidently to our business transformation and are well equipped for wherever their careers may take them.

In February 2022, we launched our Future of Work six-part webinar series. The webinars are designed around our values, with each looking in-depth at the future-ready skills that were explored in our 'New Ways of Working' webinar in 2021. For more detail, see the *'Future-ready workforce'* section. These ways of working are based on well-established practices developed by places including the UK Design Council, LUMA Institute, the Stanford d.school, and IDEO, a renowned consultancy. Each one has been defined by a set of enabling values and micro skills, which form the basis of our peer-to-peer feedback and our curated learning paths on Udemy.

Our partnership with the LUMA Institute, to help develop our innovation and design thinking capability, continued through 2022. Over 300 people from across the Group are now LUMA Practitioner certified. Design thinking skills from LUMA Institute have been applied to solve a broad range of business challenges, from hybrid working to helping propel agency growth. A new partnership with Udemy, a company that provides online learning and teaching, enables us to host curated learning paths on future-ready and digital skills.

Our local businesses also developed learning programmes to support the future-ready skills initiative. Prudential Thailand hosted a Learning Festival to support employees in upskilling and preparing for new ways of working. The festival covered the benefits of Prudential's future-ready skills and how to apply each skill, with the sharing of real experiences from our Thai colleagues. They delivered four events to some 400 people, both virtual and on-site, in 2022.

Our learning also included annual mandatory compliance training on key topics such as anti-bribery and corruption, anti-money laundering, privacy and competition law, with employees completing an average of 16 hours' training during 2022.

Average training hours completed per employee by gender	2022	2021
Male	**16.04**	11.22
Female	**15.58**	12.44
Unspecified	**8.43**	5.65

The total training hours per employee is likely to far exceed this as the number of hours that employees take to complete their non-mandatory training courses are not wholly captured in our system.

Leadership
Across Prudential, as our business evolves, we are continuing to maximise our collective expertise and skills while becoming even more focused on our customers and adapting our multi-channel distribution model to changes in our markets. We recognise that it is more important than ever that we live our values and remain nimble and innovative in how and where we choose to develop our products and services.

In line with this objective, we are drawing on strengths and best practices across our Group's leadership to continue to deliver the best outcomes for our customers, colleagues, communities and broader stakeholder groups. In May 2022, we announced changes to the structure and composition of our Group Executive Committee (GEC), whose responsibilities are now specifically designed to allow for much closer and more continuous engagement with our market CEOs.

Continuing the effort to raise awareness and embed our values and inclusiveness, our GEC and leadership teams across our businesses also hosted numerous sessions to showcase the expected mindsets, behaviours and capabilities of authentic and empathetic leaders. To drive a more courageous and entrepreneurial mindset throughout the organisation, we continued to deliver Transformative Journey, a contemplative four-month part-time deep experiential programme aimed at developing more human-centric and self-aware leaders and change agents for the Group. The programme taps into curiosity, humility and courage, encouraging participants to take ownership of their personal development and actualise their desire to drive sustainable change.

Talent and succession
In a continued effort to provide our diverse talent with accelerated growth opportunities, we expanded the scope of our Talent Sponsorship Programme to 60 employees in 2022, focusing on underrepresented groups in our talent pool based on gender, cultural background and experience. The programme matches our diverse talent with senior executives who act as sponsors and build a critical pipeline for our future. This programme aims to provide employees with greater visibility in the organisation, increasing their impact in their existing roles, and accelerating their career progression. The programme continues to be a learning experience for both sponsors and talents, who build trusted relationships across the organisation, gain a greater understanding of other functions, develop their personal leadership and deepen belonging.

Creating transparency of internal growth opportunities to all employees continued in 2022 by embedding the democratised mentoring and gig marketplace platforms that were piloted in 2021. myMentor provides an opportunity for employees to seek and connect with mentors through independently established mentoring relationships. There are over 200 mentoring relationships across the organisation, and 85 per cent of these are cross-functional. The prevalent focus of mentoring has been on career growth; however, recognising the importance of mental health in the organisation, myMentor is also leveraged to enable employees to connect with our Mental Health First Aiders so that they can reach out directly for any mental health support and guidance.

Our employee-centric Opportunity Marketplace was fully implemented across all businesses in 2022. The marketplace provides our people with transparency and tailored recommendations of full-time and gig (project-based) opportunities across the Group. Over 20 businesses have posted gig opportunities in the marketplace, resulting in over 150 of our people contributing to projects that are of their choosing.

"

If you're thinking of getting mentoring but unsure of the time commitment, mentoring doesn't have to be an onerous formal activity. I believe it can be as simple as sharing and constructively challenging each other's views. I benefited from that process and am thankful for that learning.

"

Donna Buckland,
Senior Director, Controllership; Group Head Office, Hong Kong

"

My mentorship journey has been an amazing one so far. My mentor has challenged me beyond my comfort zone and helped me navigate through challenges I never dreamt I could. She has helped me recognise how showing up as my authentic self can help build my confidence, influence leaders, and manage engagement with senior stakeholders more assertively. I am more confident and positive over my work, now more than ever.

"

Astridah Hampongo Musonda,
Head, HR & Administration; Zambia

"

The recent gig I hosted was completed but the outcomes and relationships we formed with those who participated are experiences we will surely bring with us in time to come.

"

Veronica Tan,
Gig Host and Head, Operations Strategic Initiatives; Philippines

"

For a new employee like me and with the strong support from my line manager, joining this gig was a great opportunity to meet people and showcase my expertise. Virtual reality was one of the key learnings I had from this gig, a skill which I never thought I would be exposed to. I also learned the value of teamwork and how having a shared goal to make this gig a success is important.

"

Emily Tsai,
Gig participant and Specialist, Policy Services; Taiwan

Succeed

Performance management

The connection between our values and remuneration outcomes continues to be reinforced through the company's performance management framework, with reward decisions strongly linked to performance outcomes. We support our people in achieving peak performance so that they can fulfil their professional aspirations while delivering on the company's business strategy.

This can only succeed if performance is managed in a balanced and holistic manner. Therefore, our performance management model focuses both on results, and how they are delivered. People managers are expected to support the performance and career development of their teams in a purpose-led, collaborative culture where Prudential's values are consistently demonstrated.

At Prudential, we are committed to helping our employees achieve optimal performance so that they can continue to connect, grow, and succeed in their career. Our people strategy and performance are strongly linked, and we enable performance by leveraging our Group-wide COACH framework, as set out below.

Driving optimal performance through our COACH framework


Connect
Grow
Succeed
A redefined purpose-led culture
Focus on what and how
Continuous feedback
Support meritocracy
Empower values-driven behaviour
Enable performance
C Continuous
Frequent exchange of constructive feedback
O Ownership
Take responsibility of your own development
A Authentic
No fear, no judgement, 100% honesty
C Clear
Clarity of goals and alignment with business strategy
H How and What
Assessment against clear criteria – How and What

Reward and recognition

In 2022, we continued to instil wellbeing at work by promoting a culture of inclusion and health achieved through shared goals, company-wide initiatives, and employee communities. Our initiatives are built upon four wellbeing pillars of health & wellness, mental health, financial and work-life blend.

Prudential's wellbeing pillars

Health & wellness
- We create a workplace that fosters a healthy lifestyle
- We provide competitive protection benefits for employees and their family

Mental health
- We promote mental health through access to services and support when and where our people need them, within an environment of psychological safety at work

Financial
- We support our employees to achieve financial security through innovative financial tools, financial literacy and planning

Work-life blend
- We recognise different ways of working and provide an inclusive, family-friendly work environment
- We promote community work opportunities

Our 2022 initiatives included:

- **Health & wellness:** Company- and employee-initiated promotion of wellness practices and events were held by the We DO Wellness PRUCommunity. Initiatives included monthly wellness webinars, weekly workout posts and Friday wellness feeds.
- **Mental health:** We have approximately 350 certified Mental Health First Aiders (MHFAs) across all our markets in 2022. Through the MHFAs, the programme is intended to help employees with mental health issues by reducing stigma, recognising support needed and promoting a culture of psychological safety and wellbeing at work. The MHFAs are trained by professional bodies to look out for, assess and assist with mental health crises; listen and communicate non-judgmentally; keep interactions confidential; and help get appropriate professional help. We have developed a guide to help our MHFAs connect colleagues to professional health support, including referral to our Employee Assistance Programme. Our MHFAs are identified on our intranet and the myMentor platform, and use email signatures stating 'I am a Certified Mental Health First Aider'.
- **Financial:** We continued to actively encourage employees' share ownership and engagement through several share plans, such as PruSharePlus, where employees receive a free matching share for every two shares purchased at the end of a two-year holding period. Participation rate remains steady with one in three employees participating in the plan. In October 2021, to mark the demerger of Jackson, we gave a Celebration Award of US$1,000 of restricted shares to our permanent employees. This award was released equivalent to 50 shares in October 2022.
- **Work-life blend:** We continued to promote work-life blend by introducing wellness leave into local policies in 2022. The policy calls for employees to take at least five consecutive days of leave without access to work so that they can fully disconnect and rest. Following positive feedback from employees, we held our second Group Wellness Day, a synchronous day off for colleagues to rest, recharge and spend time with loved ones, on 26 August. Additionally, we continued to offer hybrid working, sabbatical leave and volunteer leave across all our businesses.

Below is a summary of our wellbeing proposition with mental health being a notable area of progress in 2022 as highlighted.

Prudential's wellbeing proposition

1 Life protection
- Choice of 48 times monthly base salary (MBS) life insurance and six times monthly guaranteed cash to aid with living expenses

2 Mental health
- Psychiatrist and clinical psychologist included in local medical plans
- **Mental health first aider (MHFA) certification programme (+300 certified MHFAs in 2022)**

3 Employee Assistance Programme (EAP)
- 24/7 counselling services for employees and their dependants
- **Work and people management coaching services (one in four employees used EAP services in 2022)**

4 PruCare fund
- Provision of financial assistance in the event of hardship with a total of ~US$250,000 dispensed to the families of 42 agents and employees

5 Hybrid work/ wellness days/ leave
- New ways of working such as hybrid work and time for employees to re-energise, eg Group Wellness Day, wellness leave, volunteering leave and sabbatical leave
- Parental/partner leave piloted in some markets to create an inclusive and supportive workplace
- Early finish on the eves of special holidays

6 Group-wide wellbeing framework
- Introduction of 23 wellbeing enablers under each pillar including mental healthcare, wellness leave and sabbatical. with the aim of providing a consistent benefit and employment experience for employees

2022 programmes (highlighted)

We DO wellness – This is Me campaign

To coincide with World Mental Health Day in October 2022, our employees participated in a two-week-long This is Me campaign, a global initiative that started in 2014 to normalise conversations about those with different abilities and mental health.

Our then Group Chief Executive, Mark FitzPatrick, launched the campaign, sharing his personal story on the intranet. This was then followed by the sharing of personal stories by leaders and employees on their own experiences with mental health. The campaign was also about living our values by being courageous and empathetic, and enabled our employees to learn from one another across all levels of the organisation. The campaign closed with a message from Lilian Ng, Managing Director, Strategic Business Group, that brought all the stories together to create an accessible resource for the organisation going forward.

This initiative sent an important signal to our people and other stakeholders that we care about their mental and overall wellbeing, and aim to create a more open, supportive and inclusive work environment, including a robust support system and platform to raise awareness and normalise discussions on mental health issues.

Having different abilities and managing mental health issues need not create barriers to people's professional or personal development. We also took the opportunity to emphasise that support is available at Prudential through our Employee Assistance and Mental Health First Aider programmes, medical benefits and PRUCommunities, among other initiatives designed to help.

Prudential recognises the dedication and contribution of our employees, and we are committed to a fair and transparent system of reward. Our Remuneration Policy ensures that we pay our employees a fair and competitive wage in all markets which is benchmarked annually with our peers. Given the cost of living pressures across many of our markets, cost of living payments have been made to more junior people in the UK and benefit improvements have been made for people in some locations to ensure that we continue to provide our staff with competitive packages which protect them and their families. Prudential has been paying the London Living Wage since 2010.

The Group's executive remuneration arrangements continue to reward the achievement of Group, business, functional and individual targets, provided that performance is aligned to the Group's risk management framework and appetite and that our conduct expectations, as well as those of our regulators and other stakeholders, are met. Information on executive remuneration and its alignment with the pay of other employees is provided in the Directors' remuneration report.

As reported in the 2021 Directors' remuneration report, the UK headcount of Prudential Services Ltd is below the 250-person threshold which triggers mandatory publication of the gender pay gap and the CEO pay ratio. Both the 2021 gender pay gap and the CEO pay ratio data were disclosed on a voluntary basis. After due consideration, we have decided that the UK gender pay gap and CEO pay ratio are not meaningful, given our small employee populations in the UK.

Future-ready workforce

To embrace the future of work, we believe it is vital to develop a workforce and a workplace where we practice being more innovative, inclusive, risk-savvy and customer-centric daily. To do this, we developed our future-ready skills in 2021 – a set of six skills that are well-established, international practices, tailored to our colleagues who live our values.

In 2022, we held a series of Future of Work webinars with 68 per cent of our workforce either attending live or watching the recorded sessions. The webinars were themed around these six topics, featuring external experts, internal leaders and employees who shared candidly what it means to innovate, practice inclusiveness, manage risks and maintain customers at the core of all that we do. Among the experts were Mariano Suarez-Battan, CEO of Mural, who shared tools for effective collaboration; Anita Schjøll Brede, co-founder of Iris.ai and Forbes World's Top 50 Women in Tech, who spoke on using technology to get to know our customers better; and Dr Ayesha Khanna, co-founder and CEO of ADDO AI, who shared on innovative problem solving. The sessions, hosted by members of our GEC, are made available in seven languages on our learning system.

Looking ahead

Moving forward, sustained performance and deepened belonging through wellbeing will be a focus for us in 2023. We will continue to develop our leaders, drive high-performance teams, and provide wellness support through the provision of tools and programmes that help our workforce connect, grow, and succeed in a safe, inclusive and healthy workplace.

> Work: Elevate our people for the future of work. We will cultivate a continuous learning culture, and build skills for now and the future, through a new Prudential Skills Framework that will underpin our skill-building initiatives in 2023. As part of the implementation, functional leaders and subject matter experts will work together to co-create Learning Academies for functional skills development. We also aim to launch a Leadership Skills Booster to prepare our managers to lead change in the new era of work.

> Workforce: Bespoke development approach for distinct workforce segments. We will actively manage career pathways and build a sustainable succession pool for our most critical roles. Understanding the individual and collective capabilities of our leaders will allow us to improve our succession planning efforts. For the rest of our employees, self-directed, flexible career paths will be made available.

> Workplace: Sustained performance through D&I, wellbeing, performance and reward. We will continue to take a proactive approach to wellbeing by focusing on collective and individual resilience. We will refresh our performance principles, enabling employees to achieve optimal performance through the Group-wide COACH framework, and we will continue to review our existing reward plans to ensure they attract, retain and motivate our people to succeed as our work practices evolve.

Our future-ready skills


LOOK BROADLY
Discover observations on markets, competitors, emerging tech, and customer trends
TELL STORIES
Change hearts and minds by inspired storytelling that describes possibilities
THINK CONCEPTUALLY
Define the problem by connecting the dots and looking for unobvious connections
IMAGINE POSSIBILITIES
Design solutions and breakthroughs that meet customer needs and generate new IP for Prudential
BUILD ITERATIVELY
Develop prototypes that drive requirements, and test and learn through experimentation
WORK COLLABORATIVELY
Execute with discipline, collaborate across functions and LBUs, and empower colleagues

Our digital responsibility

Digital innovation is key to our aim of helping our customers to become healthier and wealthier, so that they can get the most out of life. We are ambitious and we act with integrity when it comes to digital responsibility. Our approach to the design, governance and operation of our digital ecosystem is managed with the utmost care and attention to safety, fairness, and transparency.

Group-wide Information Security Framework

Given the increasing dependence on technology in delivering our business objectives, it is vital that we manage the associated information security and privacy risks effectively in Prudential. We remain committed to protecting our customer data and preserving the privacy of our customers through our rigorous information security management framework.

Global security operating model

The Group information security team operates globally, leveraging skill sets, knowledge, experience and resources across our geographical footprint to optimise our security defences and responses across Asia, Africa and the UK. In 2022, the operating model was further enhanced to consolidate cyber security operations into a single Integrated Cybersecurity Operations group responsible for security threat detection and incident response, threat intelligence, vulnerability management and ethical hacking. As part of the optimised model, all security engineering activities have also been aligned under a single Security Architecture & Engineering discipline. We continued to work collaboratively across the Group to consolidate and optimise information security technologies and processes, enabling security services to become more effective and efficient.

Oversight and governance of information security

Governed by Group Policies, Standards and Risk Management Framework

Group Risk Committee

Group Executive Risk Committee

Group Technology Risk Committee
Oversees all aspects of technology risk covering infrastructure, platform, projects, third party, data, AI, information security and privacy

The Group Technology Risk Committee (GTRC), established in September 2021, continued to operate effectively in 2022 to provide strong risk governance over cyber security and privacy issues across the Group.

The GTRC, chaired by the Group Chief Technology and Information Security Officer (CTISO), is a sub-committee of the Group Executive Risk Committee (GERC). It provides regular updates to GERC and the Board-level Group Risk Committee (GRC) on cyber threats facing the organisation and progress of our security programme. The Group CTISO also holds dedicated sessions with the GRC and Group Audit Committee (GAC) on cyber risks facing Prudential where required. Furthermore, the Group Technology Risk Management (GTRM) team and Group-wide Internal Audit (GwIA) provide second-line and third-line assurance over the robustness of information security and privacy controls across the Group.

In 2022, with the increased regulatory interest in digital transformation and technology risk management, we conducted dedicated sessions with our Group regulator and the Regulatory College to share best practices and lessons learnt.

According to a Trend Micro report the global financial industry experienced a 1,318 per cent increase in ransomware attacks in 2021. With ransomware continuing to be the most widespread worldwide threat for financial institutions, we have also identified security incident simulation in October 2022 with the Group Executive Committee (GEC) to test our ability to respond to plausible cyber risk scenarios.

Group Information Security Policy

The Group Information Security Policy (IS Policy) is central to how Prudential governs and manages information security. All relevant businesses in Prudential are covered by the IS Policy, which is developed with reference to numerous international and local standards including:

- ISO 27002;
- NIST Cyber Security Framework;
- The Hong Kong Insurance Authority Guideline on Cybersecurity;
- The Monetary Authority of Singapore's Guidelines on Technology Risk Management; and
- The Bank Negara Malaysia's Policy Document on Risk Management in Technology; and
- The Bank Negara Malaysia's Policy Document on Management of Customer Information and Permitted Disclosures.

The policy is also supported by a set of technical standards to enable consistent implementation. Our global security function retains its comprehensive commitment to protect the business, comply with all applicable laws and regulations, and support the growth of the Group.

As the organisation transitions to a hybrid multi-cloud environment, we are also investing in the adoption of Google Cloud Platform (GCP) security services to complement our existing Microsoft Azure service services. We are also developing further technical standards as well as conducting an extensive architectural review as part of our integration of GCP based security services.

Group data governance

In order to fulfil our long-term digital aspirations, we are creating ecosystems that are getting us closer to our customers. Part of this entails collecting and using large volumes of data from various customer touchpoints so that we can continue to bring value to our customers and our ecosystem partners. This process requires strict oversight, and we have established strong data governance processes so that our customers continue to entrust us with their personal information.

At Prudential, data governance covers data stewardship and data quality, both of which enable us to gain better control over data assets, including methods, technologies, behaviours and training around the proper management of data. It also addresses security and privacy, integrity, usability, compliance, and the overall management of the internal and external data flows within our organisation, among other matters.

To support our Data Governance Strategy, we have a Group Data Policy that is centred on the key principle that data must be well governed and effectively managed throughout its life cycle. The data life cycle includes acquiring the right data, sharing and using it, storing it, and transforming it so that it can be used by applications to support AI, business intelligence and operational use cases. The final step is ensuring that we retain the data in accordance with regulatory requirements.

Our aim is to democratise access to data, turning data into an organisational asset which can be leveraged to help make our customers healthier and wealthier. The policy also provides a governance framework that enables us to build a data culture where ownership and accountability are clearly defined.

We have taken a number of steps since 2020 to implement our data strategy and policy, and enhanced our processes with the latest tools and platforms.

Summary of our data governance journey

Jan 2020

Data policy and strategy

Group Data Policy and Strategy defined and approved.

Jun 2020

Regional governance and roles

Group and Regional Data Governance Councils established, with appointed Chief Data Officers.

Dec 2020

Core local governance

Core data defined. Core Local Data Governance Councils established, with Data Owners appointed.

Jun 2021

Group data policy implemented

Policy is 'live' and all businesses have Data Governance Councils, Data Owners and Data Stewards.

Dec 2021

Regional data centre of excellence (CoE) and data governance tool implementation

Data CoE established to implement the MDM platform strategy. Data governance training deployed. Collibra integration in progress.

Jun 2022

Next generation master data management (MDM) capabilities

Core data dictionaries, lineage and quality capabilities and core data models and Unified Data Platform (UDP) start to go 'live' in core businesses.

Dec 2022

Value add data use cases

Local businesses use cases establish data governance value. All UDP complete for core businesses. Data governance tool rollout completed.

Dec 2023

Complete platform and drive value

Deliver next generation standardised platform, roll out global data management tools and enhance employees' data driven capability and mindset.

In 2022, our key highlights included:

- Implementation of a Unified Data Platform (UDP) in eight of our core businesses; and
- The Data Centre of Excellence, established in January 2021, has been accelerating the development of the Master Data Management Platform and data governance tools by consolidating engineering and data skills from across Prudential into a single delivery-focused team.

Cyber strategy and risk management

We have developed our global information security programme to deliver our cyber security strategy and to drive continuous improvement across people, process and technology. In 2022, the programme continued to focus on the four strategic pillars to protect our customer data against heightened cyber threats, while enabling digital transformation of the business. The four pillars are: enabling secured digital platform and ecosystems; uplifting the cyber defence capabilities; automation and continuous improvement; and transformation of the security organisation.

Overall, the 2022 security and privacy programme continued to improve our cyber hygiene, enhance the responsiveness and preparedness of cyber incidents and heighten the awareness of our staff to minimise the surface of attack. Additionally, the Group is covered by cyber insurance to cater for a catastrophic cyber event as a risk management mechanism.

Security metrics

Cyber Security Awareness Month 2022

More than 2,000 employees participated in our Cyber Security Awareness Month in October, with over 1,700 earning themselves GISP Cyber Security Champion badges. Participants had to read and watch the weekly cyber security content covering topics such as the importance of multi-factor authentication approvals, phishing prevention, software updates and best practices for remote working. The participation rate for this second annual event rose by 71 per cent over 2021.

	2022	2021	Change (%)
Employee participation	**2,450**	1,428	71

Cyber security incident metrics

	Total number of incidents escalated* to the Security Incident Response Team (SIRT)	Total number of incidents confirmed** by the SIRT	Total number of incidents that are related to ransomware
2022	**39**	**12**	**2**
2021	69	30	0

* Total incidents reported by employees to the Security Operations Centre.
** Total incidents confirmed by the Security Operations Centre.

The total number of cyber security incidents escalated in 2022 represents a 43 per cent reduction, due to enhanced cyber hygiene, more proactive threat hunting, and reduced surface of attacks eg geolocation blocking implementation. Nonetheless, it should be recognised that the volume of cyber attacks has increased globally, along with increased sophistication of cyber threats and related impacts. On this note, the number of security events such as attacks that have been automatically blocked and not escalated as an incident in Prudential have also increased. We will continue to focus on managing malware attacks, particularly those that are ransomware, despite the reduction of cyber incidents.

Data privacy breach metrics

	2022	2021	Change (%)
Total number of (privacy) data breaches	**20**	18	11
Total number of (privacy) data breaches involving sensitive health information	**1**	6	(83)
Total number of customers and employees affected by company's data breaches	**24,250**	47,266	(49)
Total number of customers and employees affected by company's data breaches involving sensitive health information	**1**	113	(99)

The top three types of data breaches were related to:

(i) Data disclosed to incorrect recipient by email, post or other means;

(ii) Unauthorized data disclosure by financial consultants; and

(iii) Data breach originated from bank partner or internal data update or access issue.

Out of the total data breaches reported, one of the data breach incidents involved sensitive health information that affected one individual.

Compared with 2021, the total number of data breaches has increased by 11 per cent in 2022. However, the total number of customers and employees affected by company's data breaches has decreased significantly by 49 per cent, while the total number of (privacy) data breaches involving sensitive health information has been reduced by 83 per cent. This can be attributed to the continued development and optimisation of the organisation's cyber security defensive controls, increased maturity in the software development life cycle across our businesses, early eradication of vulnerabilities, and improvements made to remediate gaps across our businesses. While the incidents do not represent any systemic issue, mitigation actions have been taken promptly to prevent recurrence.

Regular external security audits are carried out as and when needed, and we work closely with regulators to ensure this is effectively done. We also conduct monthly scanning of our external environment for vulnerabilities. All public-facing applications undergo penetration testing, which includes vulnerability assessments as part of the application launch. They are also regularly reviewed as part of our governance process.

Privacy

As we increasingly adopt digital technology in our operations, the data we generate creates an opportunity for us to enhance customer engagement while maintaining a responsibility to keep our customers' personal data safe. It is therefore critical that we continue to ensure the robustness of our privacy governance, and that our personal data processing activities are conducted within lawful bases such as consent, contract, legal obligation or legitimate interests. We also adhere to data minimisation and 'privacy-by-design' principles, ensuring that we only collect and use data for its intended purpose and do not retain it longer than necessary, and that privacy elements are present both at the onset and throughout our entire data processes. Privacy impact assessments are conducted by relevant businesses on their processing activities, including the deployment of any new or enhanced technologies and practices affecting personal data.

As an international company, Prudential must navigate multiple privacy laws. In 2022, several of our significant markets either issued new laws or enhanced existing regulations. For example, in Thailand, the Personal Data Protection Act (PDPA) came into effect in June 2022 while Vietnam's Decree 53/2022/ND-CP (VN Decree 53) called for data localisation for domestic companies.

Meanwhile, both Singapore and the Philippines increased the financial penalties for data breaches, signalling more severe consequences for companies. We have ensured that our privacy systems and controls and our personal data processing activities respect these regulatory requirements. For example, we revised our privacy impact assessment to include transfer impact assessment and legitimate interest assessment, where applicable under local regulations. A specific application of this was in Vietnam where, following the introduction of VN Decree 53, we took immediate steps to successfully transfer our customers' and employees' personal data to local storage in Vietnam.

A key focus in 2022 was to further embed privacy across the Group, and ensure that the protection and compliant use of personal data is considered a key component during new projects and initiatives. In addition to global training focusing on the requirements of the Group Privacy Policy (GPP), localised training to raise employees' awareness of their local privacy laws was rolled out across our businesses, alongside the appointment of privacy champions. We also reviewed data retention practices across the Group. Following the privacy maturity reviews that were conducted in 2021, the Group Privacy Office has since followed up on remediation and revisited the maturity assessment across Asia, Africa and the UK to further strengthen our Group-wide privacy controls. While Asia and the UK continue to demonstrate high privacy maturity, Africa has demonstrated clear improvements since the reviews.

The Group Privacy Office continues to have oversight of privacy compliance through implementation of the Group-wide Operational Standard, which sits within the Group Privacy Policy, and regularly reports to the Group Executive Risk Committee on privacy compliance. The Group Privacy Office works closely with privacy officers across Asia and Africa to offer guidance on ongoing privacy compliance, as well as to provide a point of escalation for resolving data privacy issues. In 2022, the office enhanced its supervision of our businesses with monthly privacy roundtables, and will explore similar collaborative activities in the future.

Data subjects are notified about their rights via the Privacy Policy, and they can contact the relevant entities to exercise data subject rights such as access and correction. Clear and accessible mechanisms for data subjects to raise their concerns about data privacy have been implemented across our businesses.

Protecting privacy on Pulse

We approach data within our digital ecosystem in the same manner as all data in our organisation. When it comes to our Pulse app, Prudential continues to prioritise security protection and customer data by ensuring tight security controls are effectively implemented. These include having multi-factor authentication, setting minimum standards for mobile device operating systems, preventing jailbroken and rooted devices from using Pulse, and securing transmission and storage of data. The Pulse team also continued to adopt a robust secure development life cycle, and carry out independent penetration testing by an external party where appropriate.

Business partners, who make up a key aspect of our Pulse ecosystem, undergo strict due diligence to ensure that they meet our high standards of data protection and security. At the same time, we use our in-house security monitoring tool to detect any vulnerabilities and keep Prudential and our ecosystem partners safe.

We continued to rely on the OnePulse Privacy Framework (OPF) to standardise the implementation of privacy controls. This framework also helps us to address the different regulatory requirements and expectations across our businesses in regard to customer privacy. Referencing the General Data Protection Regulation (GDPR) requirements, the OPF outlines the mandatory and configurable controls to be built into our Pulse app, covering data subject rights, customer consent and privacy notices. Additional controls are being considered as regulatory requirements evolve, for example China's Personal Information Protection Law, Thailand's PDPA, Indonesia's Data Protection Act and VN Decree 53.

Data within our digital ecosystem is governed by the Group-wide Information Security Policy and Group-wide Privacy Policy. To provide suitable services to users, Pulse collects information about them, and this is done transparently through the Privacy Notice provided prior to registration. Overall, Pulse is subjected to robust governance processes and risk oversight to ascertain all controls mentioned above are operating effectively.

Building AI and digital capabilities across the organisation

AI Certifications – Prudential provides regular AI training to all employees, and they have the option to certify the skills attained during the training. To gauge our organisation's interest in AI, we opened the certification to all employees and more than 2,700 completed the certification in 2022. Of these, 600 scored higher than the pass mark and 150 achieved the top score. This provides a solid base of AI literacy across the company that we want to build on.

Code; Without Barriers – In 2022, Prudential signed a memorandum of understanding with Microsoft to provide women with greater access to opportunities in technology through digital skilling and connected communities. Through this partnership, our female employees can participate in a programme called Code; Without Barriers where they will be trained and certified in cloud, data and AI technologies. The programme also provides a platform for female employees to upskill themselves and connect with business leaders and a network of mentors. With this partnership, our aim is to support our women in tech to connect, grow and succeed.

AI community – In 2022, we created a company-wide AI community of more than 200 professionals who are involved in AI-related activities both in our central teams and our local businesses. All functions are represented, from digital technology to marketing, operations, finance, actuarial and beyond. The community meets every month to share knowledge which aids adoption and implementation, while enabling our community members to remain at the leading edge of the fast-paced AI field.

Bringing value to customers through responsible AI

We continued to lean on our eight artificial intelligence (AI) Ethics Principles developed in 2020 to guide our use of AI in Pulse, and across our insurance business processes. The principles are:

Value
Design AI with a clearly defined purpose, and aligned with customer values

Transparency and explainability
Be transparent that AI is used as part of our products and services, explain this simply and be prepared to justify decisions made

Fairness
Treat people fairly, avoiding bias and unfair discrimination

Accountability and responsibility
Accept accountability and responsibility transparently for the outcome of the use of AI

Compliance
Comply and respect relevant regulations, including human rights laws

Reliability
Design AI that is highly reliable and robust

Privacy and security
Respect user privacy and security

Assurance
Continuously review and monitor our AI deployment and outcomes to continually meet all principles

The Ethics Working Group, which was governed by the Global AI Council until the end of 2022, continues to play a significant role in upholding our AI Ethics Principles. Its main responsibilities include reviewing all AI initiatives and prototypes and maintaining a record of all assessments and certifications.

From 2023, the Global AI Council has been replaced by the AI Governance Working Group (AIWG), which is one of the working groups that report into the Data and AI Governance Council (DAGC).

In 2022, the Ethics Working Group continued to review AI systems that were in production for compliance with our principles, based on real-world system performance. Overall, the Ethics Working Group takes one of four decisions for every AI system it reviews. They are:

- Approved – The system is in alignment with our AI ethics principles and is permitted to remain operational.
- Conditional approval – The system is in alignment with our AI ethics principles and is permitted to remain operational, but there are some follow-up actions to be conducted while the system remains in use.
- Rejected – The system violates our AI ethics principles and must be removed from use.
- Conditional rejection – The system is conditionally rejected, but in certain conditions ongoing use may be permitted, eg use in specific countries or demographics. For example, our symptom checker is not to be applied to paediatric use cases.

Among the newly approved AI systems were predictive underwriting for new policy applications; a system to identify healthcare claims that are potentially subject to fraud, waste and abuse; and a portfolio optimisation tool based on genetic machine learning algorithms in our wealth business.

Since it was established in 2021, the Ethics Working Group has approved 47 per cent of AI systems, conditionally approved 18 per cent, rejected 23 per cent and conditionally rejected 12 per cent. We expect the rejection rate to decrease as our AI engineers and business owners take our AI Ethics Principles on board increasingly early in the development process.

Our AI ethics governance has enabled us to build and implement AI systems thoughtfully, by considering all aspects that promote the responsible and ethical use of AI.

Strategic Enabler: Responsible investment

As a life insurer, asset owner and asset manager, Prudential is a long-term steward of its clients' assets. We have a responsibility to our clients, the communities and environment in which we operate, to apply ESG considerations into our investment decisions and our fiduciary and stewardship duties.

Our asset manager, Eastspring Investments, incorporates relevant ESG issues into its responsible investment process. It seeks to identify and account for such issues into both its investment decision-making processes and the way it conducts stewardship activities.

Group responsible investment governance

Our responsibility to steward our client's assets is reflected both in our governance and in our Group Responsible Investment Policy, which outlines our expectations of all our businesses.

At the Board level, the Group Risk Committee (GRC) has assumed additional oversight responsibilities for environmental and climate-related risk, and the Group's ongoing external commitments to the decarbonisation of its operations and investment portfolio, and other climate-focused external responsible investment commitments. The Board-level Responsibility & Sustainability Working Group (RSWG) oversees overall embedding of our Group ESG strategy.

The Group ESG Committee oversees responsible investment activity, with operational responsibilities being delegated to the Group Responsible Investment Advisory Committee (GRIAC).

Co-chaired by Prudential's Chief Investment Officer (CIO) and the CIO of Eastspring, the GRIAC provides a regular forum for the main asset owner and asset management businesses to consider responsible investment approaches. The GRIAC meets monthly to monitor the implementation of current responsible investment activities, in addition to assessing new initiatives. During 2022, the GRIAC met 10 times and discussed a range of responsible investment topics, including:

- Progress updates on coal divestment;
- Eastspring's progress on engaging with companies on climate change;
- New classification frameworks for fund products with ESG characteristics;
- Expanding third-party toolkits for Eastspring investment teams, such as templates to assess sectoral decarbonisation pathways;
- Developing and integrating forward-looking metrics for climate risk into Eastspring's investment process;
- Prudential's active involvement in the Net Zero Asset Owner Alliance; and
- Developing internal carbon pricing for consistent use between our investments and our operations.

With our responsible investment practices now developed, it is anticipated that the remit of the GRIAC will be brought into the Group Investment Committee during 2023.

ESG is embedded in our governance

Group Risk Committee (GRC)

Board Committee, which reviews the Group's material risk exposures, including climate-related exposures, and monitoring progress of the Group's reporting against the recommendations of the TCFD.

In 2022, the GRC started overseeing ongoing external Group commitments to decarbonise its operations and investment portfolio, and other climate-focused external responsible investment commitments.

Responsibility & Sustainability Working Group (RSWG)

Board-level working group, which oversees overall embedding of the Group's ESG strategy.

In 2022, the RSWG repositioned to focus more on customer, culture and digital matters, transferring its climate, decarbonisation and responsible investment oversight to the Group Risk Committee (GRC).

Group ESG Committee

Focused on the holistic assessment of ESG matters material to the Group.

Group Responsible Investment Advisory Committee (GRIAC)

Operational responsibility for oversight of Responsible Investment activity.

Responsible investment approach

Prudential is uniquely positioned as both a global and a local asset owner, which affects our approach towards ESG and engagement, as well as how we work with our asset managers. Our position of being a local asset owner within many emerging markets in Asia and Africa means that we invest the large majority of our assets within the countries that we operate in. Whilst this has benefits from a capital growth perspective, this also means that we must take local circumstances into account.

We believe it is critical to respond to the challenge of transitioning towards a low-carbon economy in a way that reflects both geographical and sectoral challenges, as well as considering the social implications of our plans in a just and inclusive manner. Above all, Prudential is focused on real world impact that is meaningful for our stakeholders. To view Prudential's long-term ambitions on tackling climate change, see our first Climate Transition Plan, published alongside this report here: www.prudentialplc.com/~/media/Files/P/Prudential-V13/esg-report/climate-transition-plan-2022.pdf.

During 2022, we made updates to our Group Responsible Investment Policy, requiring our asset managers to screen the portfolio on additional themes. These include assessing exposure to unsustainable palm oil, as well as companies violating the United Nations Global Compact (UNGC). More detail on these processes can be found in the *'Screening the Portfolio'* section below.

The objective is to enhance overall Group-level expectations related to responsible investment, and better guide our local businesses and asset managers on how to consider ESG factors in investment activities. Our recent updates build on the six implementation strategies introduced in 2021 (see diagram below, and for more information, the policy can be found on our website here: www.prudentialplc.com/~/media/Files/P/Prudential-V3/policies-and-statements/group-responsible-investment-policy-07102021.pdf).

Our six implementation strategies

Screening the portfolio
Maintaining an awareness of the potential risks to the Group's reputation arising from investment activities

Exclusion
Excluding a company from the investment portfolio if its products or conduct is considered to be unacceptable

ESG integration
Incorporation of ESG information into our parts of the investment process:
- Asset allocation
- Manager selection
- Portfolio management
- Risk management

Active ownership
Maintaining a dialogue with the companies in which we invest about ESG risks and opportunities

Voting policy that supports long-term performance by taking account of relevant ESG issues

Capital allocation
Shifting capital from harmful activities towards environmental or social needs
- Portfolio decarbonisation
- ESG investments

Market influence
Influencing the market with regard to responsible investment by contributing to sustainable initiatives

This section describes our activities across each of the implementation strategies, with the exception of market influence which is addressed in the *'Supporting a just and inclusive transition'* section on page 104.

Screening the portfolio

Screening is the first stage for any new responsible investment at Prudential, as our local businesses are required to maintain an awareness of ESG risks within their investment portfolio. Screening informs follow-up actions such as engagement, reallocating invested capital to other companies, or complete divestment as a last resort. Eastspring uses screening as a foundation for investment, its approach to active ownership, and driving long-term strategic change.

Prudential has exclusion policies for tobacco, controversial weapons, and companies with coal revenue exceeding a certain threshold. These are covered below, and are also found in our Group Responsible Investment Policy, available here: www.prudentialplc.com/~/media/Files/P/Prudential-V13/policies-and-statements/group-responsible-investment-policy-for-external-publication.pdf.

Portfolio's exposure to palm oil

Our asset managers screen for exposure to palm oil, specifically for the degree of Roundtable on Sustainable Palm Oil (RSPO) certification. This gives us insight into companies producing unsustainable palm oil in the portfolio, so that we can engage with them to encourage more sustainable manufacturing. The engagement requirements cover the entire palm oil supply chain, including buyers and other relevant stakeholders, as all actors in the supply chain have a responsibility to encourage sustainable palm oil production.

As the RSPO certification focuses primarily on palm oil producers and not the wider supply chain, additional tools are used to close this gap, such as SPOTT, a public online platform that scores palm oil, tropical forestry and natural rubber companies. These insights highlight areas requiring deeper assessment including traceability, certification and commitment to non-deforestation and labour rights. We also use information from sources such as the companies' palm oil policy and ESG ratings from our data suppliers to supplement our assessment of individual companies.

Companies are assessed based on their exposure, and defined as 'worst performers', 'improvement needed', and 'best in class'. In line with the Group's Responsible Investment policy, those in the 'worst performers' and 'improvement needed' categories are selected for engagement, both bilaterally and through collaborative engagement. Eastspring also engages with buyers of palm oil and industry bodies, recognising that the unsustainable practices linked to palm oil are a supply chain issue.

On an annual basis, both Prudential and Eastspring evaluate the engagement of each holding. Should engaged companies fail to indicate progress on meaningful sustainability commitments, further actions are taken. These can include divestment as a last resort, if identified material risks are deemed to sufficiently impact investment conviction, and if any future engagement is likely to fail.

In 2022, Eastspring identified 22 different players within the palm oil industry (17 plantations and supply-chain companies, four fast-moving consumer goods companies, and RSPO itself) for engagement on sustainable palm agriculture practices. The purpose is to assess and engage, in order to elevate the standards of growing or sourcing, to meet all material aspects of the RSPO and SPOTT index. To conduct its initial assessment, Eastspring developed a set of criteria required to assess all the different players in the palm oil industry. Thus far, Eastspring has reviewed 100 per cent of the companies, and commenced engagement with 95 per cent of the same group. Eastspring will continue these engagements into 2023 and beyond.

Portfolio's exposure to companies violating the UNGC
The UNGC is a voluntary United Nations pact to encourage businesses to adopt sustainable and socially responsible policies, and to report on their implementation. The 10 principles of the UNGC are derived from international agreements on four topics: human rights, labour, environment and anti-corruption. Screening for violators of the UNGC is needed to encourage companies to change their conduct and comply with international agreements brought together in the UNGC.

Using third-party vendor data, Eastspring classifies companies into three categories: violating the UNGC (and thus deemed as failing the screening); close to violating the UNGC (and placed on a watch list); or not violating the 10 UNGC principles (and passing the screening). In line with the Group's policy, Eastspring engages with UNGC violators, both bilaterally and through collaborative engagement.

This policy was introduced during 2022. Eastspring have identified 14 companies that have failed the UNGC screening (ie, flagged as failure by our third-party data vendor) and will engage them as a result. The majority of these 14 companies are from the mining sector. Given the timing of the policy introduction, Eastspring have reviewed 21 per cent of the companies during 2022, will continue its review and commence engagement with the balance of the identified companies in 2023. Eastspring will escalate if they do not receive a satisfactory response.

Exclusions
Prudential has an exclusion policy for certain industries, including controversial weapons, tobacco, and companies that derive more than 30 per cent of their revenue from coal. When considering a Group-wide exclusion, an assessment is made on the expected risk versus return impact of the investment portfolio.

Prudential does consider exceptions, such as for certified green bonds for coal, which can be granted on a case-by-case basis. These bonds must contribute to a transition consistent with (or better than) the Paris Agreement. The portfolio manager must also seek reasonable assurance that funding provided by the green bond is not freeing up additional financial capacity for that issuer, or related companies in the market, that will be used to fund non-sustainable alternatives. Our robust and continuous control processes help to mitigate the implementation complexities which exceptions introduce.

Proposals for exceptions, or for additional exclusions (eg, companies outside these three industries), need to be approved and follow our responsible investment governance process.

Coal
In May 2021, Prudential pledged to divest from all direct investments in businesses which derive more than 30 per cent of their revenue from coal mining and/or electricity generated from coal. In setting our threshold for divestment, we take great care in balancing our stewardship duties in developing markets with our dedication to the low-carbon transition. We firmly believe that the foundation for a truly just and inclusive transition lies in the dedication to work with companies to phase coal out more quickly and effectively, as opposed to strict divestment that diverts necessary financing for the transition. As such, we believe that the 30 per cent revenue threshold appropriately balances this perspective, and are continually monitoring this decision.

In 2021, we fully divested from equities meeting the policy criteria, which we continue to monitor so as to maintain this divestment position. By the end of 2022, we had substantively completed our commitment to divest from coal bonds meeting the policy criteria: we had divested from 97 per cent of the coal bonds held at 31 March 2021, the date used for our May 2021 commitment. Due to illiquidity in the market, we were unable to fully divest from one remaining holding of $12.1m, which illustrates the degree of challenge in implementing a divestment strategy in our markets. We continue to seek opportunities to divest from the remaining holding and intend to do so as soon as practicable. We also continue to engage with the issuer on other options for us to divest from this holding as we believe we have set our coal policy in a just and inclusive manner. Since 31 December 2022, we have further divested from this coal bond.

Tobacco
We exclude companies classified as 'Tobacco' under the Global Industry Classification Standard (GICS) level 3, which is a global classification standard used by market participants. Prudential completed its divestment from this category by the end of 2021, and in 2022 continued to exclude such holdings from its investment portfolio.

Controversial weapons
Based on verification from our data provider, we exclude companies involved in cluster munitions, anti-personnel mines, biological weapons, chemical weapons and nuclear weapons outside of the UN Treaty on the Non-Proliferation of Nuclear Weapons.

Prudential completed divestment from this category by the end of 2021, and in 2022 continued to exclude such holdings from its investment portfolio.

ESG integration
We aim to integrate ESG factors into all our investment decisions. This complements the traditional financial analysis we conduct, in order to better manage risk and generate sustainable long-term returns for our customers. ESG integration applies to the entire investment process. All relevant Group investment teams are expected to demonstrate how ESG considerations are embedded into investment decisions. This includes our asset manager Eastspring, which recently updated its Responsible Investment Policy to align more closely with that of Prudential, while also allowing flexibility for the investment strategies of third-party clients (ie non-Prudential clients).

Prudential is supportive of further regulation around ESG integration in investments. The European Union's Sustainable Finance Disclosure Regulation (SFDR) is a prime example of such development. In 2022, 87 per cent of Eastspring's international funds (SICAV) received Article 8 status. These funds 'promote, among other characteristics, environmental or social characteristics, or a combination of those characteristics, provided that the companies in which the investments are made follow good governance practices.' For more information, see the *'Global advocacy'* section on page 104.

Asset allocation
Prudential aims to integrate ESG into its asset allocation process, reflecting our belief in the added value of ESG and ensuring asset owners' decisions on ESG are reflected accurately in the investment process.

During 2022, we created climate-informed capital market assumptions, which are an important input for the strategic asset allocation (SAA) process, and we have changed some SAA benchmarks to ESG benchmarks. This enables us to incorporate a view on climate change into our asset allocation, including the impact of relevant transition and physical risks, and government policies responding to these factors.

Our SAAs are based on different decarbonisation targets that vary depending on region. For example, Prudential Hong Kong and Singapore have changed some of their SAA benchmarks to ESG benchmarks, which align closely to Prudential's responsible investment efforts. As we prefer to take a gradual approach to gain experience over time, the two businesses noted above have started with the more ESG-mature markets of Europe and the United States.

Manager selection
Eastspring has integrated ESG considerations into its sub-fund manager screening, due diligence, selection and ongoing monitoring processes, in order to give confidence that those managers are sufficiently aligned to Prudential's ESG requirements.

During the due diligence stage, sub-fund managers are assessed regarding the ESG aspects of their investment process. This ensures that the ESG policy of each manager sufficiently aligns with the sustainability objectives of the Prudential Group. This phase involves:

- A **qualitative** evaluation with the sub-fund manager to gain a thorough understanding of how ESG is integrated with the team's philosophy and process; and
- A **quantitative** evaluation of ESG, which is conducted as part of a broader assessment of various aspects of the manager's team and process.

Portfolio management
Eastspring is responsible for ensuring that Prudential's Responsible Investment policy is correctly implemented for assets under its mandate. Each of our investment teams has its own approach to integrating ESG matters, which is dependent on the characteristics of each asset class and investment strategy. Accordingly, investment teams have developed, or are in the process of developing, environmental, social, and corporate governance policies that formalise their specific approach to ESG issues and are explicitly integrated into investment processes.

Eastspring has incorporated ESG into its formal research programme. Using available historical data, investment teams identify and validate ESG alpha factors that may improve the returns of its strategies, and ESG factors that may mitigate risk. Over time, the aim is to enhance data-driven approaches to strengthen environmental and broader ESG capabilities, to generate alpha or reduce proven risks for clients.

Sectoral decarbonisation pathways

During 2022, we established an internal sectoral decarbonisation working group, with members from both Prudential and Eastspring. The aim is to formulate sectoral approaches to inform investment decisions and engagement on climate change.

In many decarbonisation models, a company in an emerging market (eg Indonesia) is expected to decarbonise at the same rate as a company operating in a developed market (eg Germany). This does not do justice to the local circumstances, such as availability of clean energy in an electric grid. In addition, Prudential faces the challenge of data coverage, which is generally poorer in emerging markets than in developed markets.

The working group explored a range of sectoral decarbonisation pathways and toolkits, and chose the Transition Pathway Initiative (TPI) tool. This tool allows the assessment of companies based on an IEA-aligned 1.5°C scenario, a below 2°C scenario, and a national pledges scenario (which combines all global pledges on net zero). To address the data coverage challenge, we are developing an internal tool to complement the TPI tool, which will be made available across the organisation to investment teams within our local businesses.

Additionally, the working group assessed sectoral engagement questions from leading industry sources. Based on this analysis, the working group focused on developing a list of sector-specific engagement questions for the utilities sector, designed to elicit a higher quality engagement response, and ultimately greater decarbonisation progress. Moving forward, the working group aims to formulate further sector-specific engagement approaches for the five most carbon-intensive sectors in the investment portfolio, which are utilities, oil and gas, cement, steel and metals and mining.

Risk management

Prudential actively identifies how ESG risks can impact its business, including operational and investment activities. Our management of climate-related risks is a key example of this ESG integration, as highlighted in our *'Stewarding the human impacts of climate change'* section on page 90. Such risks are managed through an overarching risk framework, which identifies interdependencies and amplifiers, time horizons, materiality and multiple stakeholders. We develop bespoke climate scenarios to test the resilience of different business functions and model carbon pricing where relevant as a proxy for enacted government climate policies. These insights help determine potential disruptions to the investment returns needed to meet the long-term obligations of our liabilities.

Eastspring approaches climate risk at the company level, which is covered in greater detail in the next section on active ownership. As a response to the Monetary Authority of Singapore (MAS) guidelines on Environmental Risk Management, which came into effect in June 2022, Eastspring Singapore took key internal preparation steps. This included creating an internal working group to assess progress against guideline requirements, and reporting through the Risk Workstream and into the Sustainability Committee, to ensure clear visibility of project updates. As part of initial scoping, the working group conducted a gap analysis across all four segments of the framework and had set up regular check-ins on progress for addressing the identified gaps. The completion of this project was marked by producing a public response to MAS and the creation of an internal Environmental Risk Management framework.

Active ownership

Prudential recognises the importance of acting in ways consistent with our stewardship responsibilities. This ensures that underlying beneficiaries, including shareholders and policyholders, see their capital protected and enhanced over time.

Our asset manager Eastspring adopts an active and impactful approach to asset ownership, focusing on reducing investment risk and enhancing returns, in addition to driving positive impact. This approach emphasises direct and constructive dialogue with companies on sustainability and governance issues that have a material impact on long-term performance.

Eastspring aligns its stewardship approach with the International Corporate Governance Network (ICGN) Global Stewardship Principles and ICGN Global Governance Principles.

Prudential also considers voting as a crucial element of being an active shareholder. This important part of the investment process is covered below in the *'Voting'* section.

Engagement process

As mentioned in the *'Screening the Portfolio'* section, engaging investee companies is a critical component of responsible investment. Engagement with companies in the real economy is key to encouraging responsible business practices, ultimately leading to changes in company behaviour that contribute to sustainability goals. Prudential defines active ownership as actively engaging with the companies in which we invest, and using our voting rights. Such activities represent a core part of effective stewardship, which can support robust financial performance and generate positive changes for society and the environment.

Prudential's corporate engagement is carried out by Eastspring, which engages portfolio companies through three channels:

> Central engagement: A central sustainability team conducts specific engagement on discrete themes (including decarbonisation and climate change, palm oil and UNGC violations);
> Collaborative engagement: Where investment teams actively participate in industry working groups on sustainability topics; and
> Investment teams for equity and fixed income drive investment-led engagements (eg on earnings, corporate governance etc).

Across all three channels, Eastspring has conducted a total of 744 engagements with companies in 2022.

Geographic distribution of engagement

The charts below show the location of companies Eastspring has engaged, based on where they are incorporated. While our engagement activities span the globe, our strongest focus was on companies in China, Taiwan and India. This reflects the Asia-centric nature of Eastspring's stewardship strategy, which we believe is a differentiating factor as a local asset manager.

Eastspring global engagement count 2022


Eastspring global
engagement count

Eastspring Asia engagement count 2022


Eastspring Asia
engagement count

Eastspring central engagement process


1
Identify topic for engagement
2
Identify companies that are in scope for the engagement topic
3
Cross-check company disclosures against selected standards, initiatives, targets, and strategy
4
Assess quality of management targets, and strategy to shortlist target companies
5
Compose engagement letter and email to target companies
6
Monitor progress

Central engagement programme
Eastspring's sustainability team engages investee companies to both enhance positive material ESG traits, and mitigate material ESG risks. This complements the fundamental research process of Eastspring's investment team, in both active equity and fixed income.

Eastspring's central engagement capability helps attract and retain clients by meeting rising stakeholder expectations. The process also ensures alignment with strengthening regulatory expectations, such as those of MAS, who notably urged asset managers to directly address environmental and climate-related risks in its May 2022 policy update.

These efforts focus primarily on ESG themes, initially targeting companies who are not disclosing in line with global initiatives. Currently, the central sustainability team at Eastspring primarily engages on the theme of climate change and decarbonisation, and how portfolio companies can take relevant action. Other thematic engagements include palm oil, and violations of the UNGC.

In planning for engagement, Eastspring seeks to directly communicate with target companies using the process summarised in the diagram above. The written letter and email follow-up process introduces Eastspring and its overall stewardship approach – including its alignment with ICGN principles – before delivering targeted questions.

A process is in place to monitor and report progress to the asset owner (Prudential) and other stakeholders. Continuous engagement allows for incremental improvements and achievement of milestones at portfolio companies to be recognised, as well as escalation and intervention for relevant businesses. The 'Eastspring's engagement on climate change and decarbonisation' box below provides further detail on the milestones used.

Eastspring monitors and reports on the engagement progress with each target company, based on five levels, as set out in the 'Eastspring's engagement on climate change and decarbonisation' box below.

Eastspring strives to engage each company until it has satisfactorily resolved the relevant outstanding sustainability issue. This is likely to be a multi-year process, where Eastspring continues to engage until satisfied the issue is resolved. Judgment is applied to all engagements, and the strategy for escalation will be determined on a case-by-case basis. Escalatory actions can vary, including divestment as a last resort. More information can be found in Eastspring's Responsible Investment Policy, available here: www.eastspring.com/docs/librariesprovider2/responsible-investments/ri-policy-brochure-4-jan-2023.pdf

Throughout this process, the sustainability team integrates research insights – from both Eastspring investment professionals and third-party platforms– to inform its ongoing engagements.

Climate change and decarbonisation
Prudential fully supports the urgent need to reduce global carbon emissions to limit climate change, in line with the Paris Agreement. We therefore believe in using our influence to limit the impact of climate change, benefitting our policyholders through reduced impact on their daily lives, and limiting the financial impact on the portfolios we manage for them.

Eastspring currently engages with companies responsible for 65 per cent of our Absolute Carbon Footprint, defined as the absolute GHG emissions associated with an investment portfolio (expressed in tonnes of CO_2e). Eastspring utilises third-party data to calculate this footprint of portfolios and securities in scope, and identify the top carbon-emitting companies that correspond to this 65 per cent.

Throughout their monitoring process, Eastspring will use its judgment to determine whether a company is progressing adequately on decarbonisation. If further engagement is deemed as likely to fail, Eastspring will exit the investment as a last resort.

In 2022, Eastspring engaged holdings representing 65 per cent of absolute emissions in Prudential's portfolio. This translates to 72 companies. Eastspring's key assessment metrics include disclosure, on CDP and TCFD, availability of short-, medium-, and long-term targets, and details on strategy to achieve these goals. This involves cross-checks on disclosures of information relevant to the engagement topic, and utilises third-party resources, including public databases, subscription-based ESG ratings, company sustainability reports and prior engagements from Eastspring portfolio managers and analysts.

The questions posed in the letters to investee companies differed depending on observed information gaps, and focused on data disclosure, short-, medium- and long-term targets for carbon emissions reduction (from Climate Action 100+, an investor initiative that engages large corporate GHG emitters to improve their climate performance), and overall strategy to achieve these goals.

In cases where, after our rigorous assessment of their climate change and decarbonisation strategy, companies fulfil or even exceed our criteria, we nevertheless write to advise the company that they are part of our ongoing monitoring under thematic climate engagement. We encourage the company to strive for further progress and, where applicable, make suggestions in relation to pursuing industry-leading best practices.

Eastspring's engagement on climate change and decarbonisation

- Assessed 86 holdings that are responsible for 65 per cent of absolute emissions in Prudential's investment portfolio. This related to 72 companies at June 2022.
- 19 companies fulfilled all our criteria. Eastspring has written letters to these companies, and will continue to monitor them.
- For 53 holdings, there were identified climate-related data items that were not in their public disclosures. To address this, Eastspring engaged at least once with these companies, writing emails individually tailored to each holding.

Engagement milestones for 53 companies


Engagement milestone
Raised awareness of issue(s) with the company
Dialogue in progress
Company has agreed to address the issue(s)
Company has developed/planning to implement a plan to address the issue(s)
Company has satisfactorily resolved the issue(s)
4
18
11
6
14
0
2
4
6
8
10
12
14
16
18
20
Number of companies

Engagement milestone levels

1. Raised awareness of issue(s) with the company
2. Dialogue in progress
3. Company has agreed to address the issue(s)
4. Company has developed/planning to implement a plan to address the issue(s)
5. Company has satisfactorily resolved the issue(s)

Eastspring engagement case studies

a) Chinese cement company (Milestone Level 2)

The company was initially assessed on its climate change strategy in 2021. It did not meet any of our climate criteria, including not disclosing to CDP, having targets to reduce carbon emissions, nor explaining its decarbonisation journey. We arranged a virtual meeting and conducted the engagement in Mandarin. During the engagement, we explained that investors mainly want to see the company disclose for the first time and do not mind if the score is poor. We encouraged the company to submit its first-ever disclosure, which was completed in 2022.

After engaging the company, we contacted CDP, who were pleased to see successful contact made, given that they and other investors had tried to engage with the cement company since 2010.

We rate the engagement with the company as Level 2 Milestone because, while progress has been made, the company has yet to set targets for carbon emissions reduction and there is no concrete plan for decarbonisation in place yet.

b) Asia Pacific steel company (Milestone Level 4)

Upon assessment, the company had fulfilled most of our criteria on climate change as it has set medium-term and long-term targets and shared extensive details of its decarbonisation journey. It has also conducted scenario analysis and explained the key drivers and assumptions for each scenario. In addition, its senior management, including its Chief Executive Officer and Chief Sustainability Officer, have a part of their variable incentives linked directly to emissions reduction.

The company's only information gap is its disclosure to CDP. Initially, the company was reluctant to disclose to CDP, as the sustainability team had focused on enhancing its TCFD reporting. During our engagement, we explained the benefits of disclosing to CDP, which include improving its reputation as a transparent company, improving access to capital, moving ahead of regulatory changes on environmental reporting, identifying previously overlooked risks and benchmarking against industry peers.

Five months later, the company informed Eastspring that it acknowledged our expectations and would participate in CDP's disclosure cycle for 2022.

As Prudential has carried out its divestment from companies who obtain more than 30 per cent of their revenue from coal, these companies are no longer included in the list for our climate engagement target. However, as we believe it is important for these companies to reduce their coal revenue, Eastspring continues to engage with them, given that they have a particularly long-standing relationship.

Over time, as these companies transition and their coal revenue declines, Prudential hopes to be able to invest in them again to support their transition to a low-carbon economy.

Eastspring was selected to participate in CDP's Climate Transition Champions Pilot, an engagement project that worked with target companies to define transition plans and improve disclosures. Eastspring worked with the procurement teams of numerous multinational corporations to assess the resilience plans of their key Tier 1 suppliers (if listed and disclosed to CDP). Several other global asset managers conducted similar engagements with other companies. As the only asset manager from the Asia region, Eastspring shared and collected insights on how climate transition strategies of emerging market companies compared with their developed economy counterparts.

In addition, Eastspring has participated in CDP's Non-Disclosure Campaign, an initiative that encourages companies to respond to CDP environmental data disclosure requests. As part of this programme, Eastspring wrote to approximately 2,000 portfolio companies that currently do not disclose basic GHG data.

Collaborative engagement
On certain issues, Eastspring may express concerns to companies' management collectively with other investors. Such collaborative engagement seeks to maximise investor influence and ensure consistent messaging is delivered to businesses on enhancing their sustainability practices.

Eastspring has aligned its stewardship approach with the ICGN Global Stewardship Principles and believes that investors should be prepared to collaborate with other investors to communicate areas of concern. This is intended to more effectively engage with investee companies to preserve or enhance value on behalf of beneficiaries or clients.

Eastspring's Japan Equity Team is part of the Japan Working Group at the Asian Corporate Governance Association (ACGA). The organisation is an independent non-profit dedicated to working with investors, companies and regulators in the implementation of effective corporate governance practices throughout Asia. Together with other global asset managers, Eastspring engaged a large multi-national bank through one of the Japan Working Group's five sub-groups, each of which focused on a separate Japanese blue-chip stock. The objective was to establish a long-term working relationship focused on improving corporate governance, capital management (ie reduction of cross-share holdings to increase return on equity), and sustainability disclosures. Eastspring engaged with the bank twice in 2022 as a sub-group member of ACGA's Japan Working Group. The bank has committed to significantly increase the amount of cross-shareholding to be unwound during the course of its three-year mid-term plan. It also intends to expand the scope of sectors for which it sets 2030 interim GHG reduction targets in its financed portfolio (ie beyond power and upstream oil and gas) and strengthen its corporate disclosures as part of its membership of the Net-Zero Banking Alliance.

Collaborative engagement leads to fast-tracking of sustainable energy

Eastspring continues to participate actively in industry working groups on sustainability. Through The Asia Investor Group on Climate Change (AIGCC) Asian Utilities Engagement Programme, Eastspring collaboratively engaged a major Malaysian utility company. After Eastspring participated in two further engagements via the AIGCC in 2022, the utility company issued a public statement on its approach of fast-tracking the pursuit of its sustainability aspirations. This included a commitment to integrate sustainability key performance indicators (KPIs) into management level remuneration packages. This emerged from numerous engagements since 2021, where Eastspring's local equity investment team requested the company publicly state specific ways of meeting its net-zero ambitions.

Investment-led engagement
Eastspring's investment teams evaluate material risks to holdings, which may differ across companies, sectors and asset classes. The level of engagement with portfolio companies will vary based on materiality, investment size and the nature of the risks themselves. These ongoing dialogues focus principally on long-term factors that determine companies' earnings. Eastspring's process incorporates a range of milestones reflecting time-bound expectations, including strategy development, reporting and disclosures, and implementation.

Voting
Prudential considers voting as a crucial element of being an active shareholder. This important part of the investment process represents an opportunity to influence the company. Eastspring's voting and engagement activities are closely aligned, and seek to change a company's behaviour on areas of concern. Only in appropriate circumstances will Eastspring consider divestment as the ultimate course of action.

Eastspring engages Institutional Shareholder Services (ISS), a fellow signatory to the United Nations-supported Principles for Responsible Investment (PRI), to provide administrative assistance in connection with voting proxies. These services include votes processing and recommendation. Eastspring reviews these and decides whether to follow or apply its judgment to vote differently. Given the paramount importance of its shareholders' long-term interests, Eastspring do not always support the management of companies and may vote against management from time to time.

In 2022, Eastspring voted on 97.7 per cent of the total number of proxy votes in which it was eligible to vote. Eastspring voted with management recommendations 89.3 per cent of the time and voted against management recommendations 10.7 per cent of the time.

Capital allocation
Capital allocation refers to the strategic distribution, re-distribution, and investment of our financial resources to environmental or social needs appropriate to the markets in which we operate. Such activities work in tandem with securing the required returns from such opportunities that meet the long-term needs of our customers and investors.

We aim to channel capital to companies that align more closely with our values, as we believe this incentivises companies to operate more sustainably, especially when combined with engagement. As described below, we do this for both our investment portfolio and our investment-linked products (ILPs), where the investment risk associated with the product is usually borne by the policyholder.

Eastspring will invest in labelled bonds issued by companies when suitable investment opportunities are available. Labelled bonds include green bonds, and are considered by Eastspring only where the companies produce documentation that attests the funding provided solely funds sustainable alternatives. These exist where investee companies issue a debt instrument that finances decarbonisation targets, and is certified by a globally-recognised

Additional Eastspring engagement examples

a) Utilities company – on climate strategy and transition financing

Given the increased impact of transition risk to high emission industries such as the energy sector, the Singapore Equity team contacted the company to clarify its capital expenditure plans for decarbonisation between 2022 to 2026, to provide confidence on the near-term risks and opportunities that the company can mitigate and capitalise on, respectively.

We asked for clarity on how the company is positioning itself to specific opportunities, such as new transition technologies. The company demonstrated that it is building capacity to assess and invest in future energy diversification projects, including the creation of a fund and a dedicated research centre featuring a combined portfolio of projects focusing on biofuels hydrogen and offshore wind.

Through the engagement we attained a better grasp of the company's governance of its climate strategy, which features board oversight as well as executive implementation under a committee overseeing firmwide ESG initiatives. We also provided feedback to the company on emerging topics, such as biodiversity, to which the company noted they will factor in when scaling their future programmes.

With a clearer understanding and comfort of the company's level of preparation for its climate commitments, we will continue to monitor the implementation of its transition strategy.

b) Port operating company – on environment (climate change and adaptation) and social (occupational health and safety (OHS))

Going into the engagement, the Singapore equity team observed that a third-party ESG rating agency has awarded the company a bottom-quartile rating. We utilised this opportunity to advise the company on enhancing disclosures and remediating identified issues. The company was receptive to our feedback, revealing that they had already been conducting an environmental impact assessment before modifying natural areas.

When we questioned the company about its readiness for adapting to physical climate risks, the company demonstrated awareness, such as conducting an expert review and increasing the height of several flood gates. The company also disclosed that it is currently working on modelling climate physical risk scenarios.

We continued encouraging the company to set relevant, quantitative OHS targets, and to have group-level oversight on OHS measures. We also advised on key metrics by benchmarking with leading industry peers. The company was receptive to our feedback, setting up an ESG committee to oversee all sustainability aspects. We will continue to monitor their progress in addressing targeted issues, and work with the company to improve communication with the third-party ESG rating agency.

standard. As of December 2022, Eastspring's portfolio contained $1.5 billion in green bonds, a 25 per cent year-on-year increase.

We also see interesting developments in our frontier markets, such as Cambodia. Together with other global insurers, Prudential invested in a bond issued by a local railway infrastructure conglomerate in Q4 2022. Proceeds will support strategic transport infrastructure development, which will increase capacity, lower costs, and ensure safer and quicker deliveries. This ultimately seeks to improve Cambodia's growing logistics needs, facilitating trade, and reliably connecting local communities. While not a labelled bond, this investment illustrates how we allocate capital towards sustainable business activities. In January 2023, we were able to invest in a separate Cambodian green bond, verified by an internationally recognised second party. The green bond was issued by the largest local banks to finance eligible green projects and/or loans. Cambodian green bonds only started to be issued in 2022, marking a positive sustainable finance development in the region.

ESG investment classification framework

During 2022, Prudential and Eastspring established a new framework to classify ESG investments.

Having agreed this classification, Prudential and Eastspring intend to collaborate to increasingly allocate Prudential assets to ESG and UN SDG promoted funds over time, subject to appropriate investment governance.

This investment framework classifies investments into the following three categories of ESG funds:

- **ESG screened**, which incorporate ESG considerations into the decision-making process and include a minimum threshold on ESG, aligned to our existing investment processes;
- **ESG promoted**, which include ESG in its KPIs; and
- **SDG promoted**, which consider real-world impact consideration, along with strategies that aim for sustainability.

ESG and UN SDG promoted funds are Eastspring strategies that have ESG or SDG targets alongside risk and return targets, that have been introduced within the Prudential portfolio. These targets were carefully selected and tailored to each market after consideration. For example, in the case of portfolio carbon intensity, risk factors, expected volatilities, the size of the market, and the carbon intensity of the market overall have been considered.

In the future, Prudential may consider setting targets around the proportion of its assets to be classified as ESG- or SDG-promoted. Targets would be set with full consideration of investment objectives, risk tolerance, and overall strategy.

Investing amid data uncertainty

Globally, asset managers are heavily dependent on publicly-available sources of ESG data, which is often historic in nature and only disclosed once or twice a year.

In our emerging markets, the availability of reliable business-level sustainability metric data, whether from portfolio companies or third-party vendors, continues to pose challenges. When encountering such information uncertainty, our local investment teams are required to establish ESG risk assessment frameworks, and overcome data gaps. Using a framework established in 2021, Eastspring Vietnam continues to leverage industry standards and consolidate company-level assessments obtained through engaging management.

In addition, an independent market data provider assists in identifying companies that are considered to have failed to meet UNGC standards. This data can be difficult to validate, particularly any remediation of historical cases, and as such it is considered in conjunction with Eastspring's own research.

ESG investment classification framework

ESG screened	ESG promoted	SDG promoted
Objective: **Risk/return and minimum threshold on ESG**	Objective: **Specific ESG objective alongside risk/return**	Objective: **SDG alignment alongside risk/return**
Prudential has continued to integrate a minimum threshold on ESG into its investment management agreements for mandates.	Eastspring classifies a range of strategies, developed in 2022, as ESG promoted. These are funds managed against one or more ESG KPIs, such as lower carbon footprint, a lower exposure to fossil fuel reserves, and gender diversity indicators. In 2022, Prudential introduced WACI budgets into certain current funds or mandates, which allows these funds to be considered as ESG promoted. A phased approach for WACI budgets into current funds and mandates was approved by the Group ESG Committee during mid-2022, subject to appropriate investment governance.	Eastspring is currently developing funds with the objective of targeting alignment with the UN SDGs. These funds will look at investing in listed companies that have evidence of addressing one or more UN SDGs through their products and services.

ILP funds

Investment-linked products (ILPs) are insurance products coupled with an investment fund managed by a professional fund manager. At Prudential, our ILPs provide both protection and wealth accumulation for policyholders. As the investment fund selection is set by the policyholder (ie Prudential does not set the investment mandate), these funds are not included in our WACI calculations.

Following their 2021 launch, Prudential Singapore continues to operate its two sustainable ILP funds. Local clients can invest more sustainably while also growing capital in the long term. Both funds use the MSCI All Country World Index as a benchmark.

Managed by GMO Investment Management Company (Ireland Limited), the *PRULink Global Climate Change Equity Fund* has assets under management of $13.2 million as of 31 December 2022. This fund's investments aim to address environmental challenges presented by global climate change, or improve the efficiency of resource consumption.

Managed by Wellington Management Company LLP, the *PRULink Global Impact ESG Equity Fund* has assets under management of $4.3 million as of 31 December 2022. Through this fund's investments, we seek to improve the quality of and access to basic life essentials, reduce inequality, and mitigate the effects of climate change.

Further information is provided in each fund factsheet:

- PRULink Global Climate Change Equity Fund: www.prudential.com.sg/-/media/project/prudential/pdf/ebrochures/prulink-funds-updated/factsheets/prulink-global-climate-change-equity-fund.pdf
- PRULink Global Impact ESG Equity Fund: www.prudential.com.sg/-/media/project/prudential/pdf/ebrochures/prulink-funds-updated/factsheets/prulink-global-impact-esg-equity-fund.pdf

Investing in healthcare impact

Prudential Singapore launched a new US$1 billion global private equity fund in October 2022. Managed by Eastspring, this fund makes commitments to private equity funds and co-investments, with part of its strategic allocation being directed towards impact investments.

In February 2023, Eastspring completed a commitment to an impact-focused fund, ARCHIMED MED Platform II, which makes mid-market investments in healthcare companies in Europe and North America. ARCHIMED has fully integrated impact and ESG into its investment process and strategy, with regular reviews of progress achieved against impact objectives at each of its underlying companies. ARCHIMED's fund is classified as SFDR Article 9 and the manager has set up a charitable foundation that receives 5 per cent of its performance fees.

Prudential expects to make further impact-focused investments going forward as part of its fund's strategy.

Strategic Enabler: Community engagement and investment

Our mission and vision for community investment is to create a better future for our communities by making them safer and more resilient to life's risks, and to provide families with essential life skills that help them have a better, more secure future and get the most out of life. By leveraging our key strengths as a business, including our long-term approach and geographical scale, we are creating a better future for our communities.

Prudence Foundation

Prudence Foundation, a subsidiary of Prudential plc and a Hong Kong-registered charitable entity, was founded in 2011 to develop and deliver integrated regional community investment programmes, and to help our local businesses align and improve their individual community investment strategies. The Foundation's goal is to maximise positive outcomes in the regions where we operate, and help underserved communities to get the most out of life.

Our approach to community investment

Prudence Foundation's activities centre on the significant needs of vulnerable communities across our markets in Asia and Africa. We worked with strategic partners and leveraged the knowledge and local expertise of colleagues in our local businesses to initiate our key programmes.

In setting our community investment strategy, Prudence Foundation focuses on the following guiding principles:

- Addressing major societal needs relevant to both Asia and Africa that are priorities for our communities and stakeholders in our markets;
- Leveraging Prudential's core strengths of providing health and financial security with a long-term lens; and
- Leveraging partnerships to drive impact and scale.

Prudence Foundation ESG objective: Creating a better future, together with you

Three pillars

Making health and financial security accessible

Stewarding the human impacts of climate change

Building social capital

Community investment programmes supporting our strategy

Making health and financial security accessible

Financial Education

World-class award-winning children's financial education programme

SDG link: 4 17

Children's health Wellbeing

Partnerships with UNICEF and CDRF focused on the first 1,000 days of a child's life. Improving holistic parenting and care-giving

SDG link: 1 2 3 4 17

Community health Wellbeing

Prudential's Covid-19 relief and recovery fund

Stewarding the human impacts of climate change

Climate, health and safety Resilience

Climate adaptation and school resilience programme looking at risks, frameworks and solutions for global school and child safety

SDG link: 1 3 4 11 13 17

Climate research focused on upcoming health impacts, and identifying solutions and implementing with Red Cross

SDG link: 3 13 17

Mass scale awareness and education campaigns focused on disasters, road safety, Covid-19, first aid and mental health, with global partnership ambassadors

SDG link: 1 3 11 13 17

Disaster Tech Awards, developing networks and partnerships to develop and drive solutions

Building social capital


Parents
NGOs
Communities
Children
Schools
Governments

Leveraging staff regional and local volunteering

SDG link (See https://sdgs.un.org/goals for more information about the SDGs.)

Following these principles, we develop and deliver programmes that fill gaps not being sufficiently addressed, reaching millions of people at scale with the aim of improving lives and making vulnerable communities more resilient. Our programmes are aligned to the Sustainable Development Goals (SDGs) and our three ESG strategic pillars: making health and wealth more accessible, stewarding the human impact of climate change and building social capital.

We focus on health issues that are relevant to our communities, financial education, and building community resilience against natural disasters and climate-related risks. We continue to build on the long-term relationships we have with our community partners, offering both financial and skills-based support.

We are also actively involved in major disaster and crisis recovery programmes and in 2022, Save the Children's Emergency Fund, which is supported by Prudential plc and helps prevent and respond to crises across the world, provided essential support to children and families in Ukraine and its neighbouring countries with food, clothes and medicine as well as child protection services and education kits. The emergency fund also responded to other natural disasters in our markets, including an earthquake in Cianjur, Indonesia and famine in East Africa. Our employees have also contributed around 18,000 hours of volunteer service in the local communities we operate in.

Monitoring and measuring community investment

In 2022, in our continuous effort to improve our data disclosures, we made some changes to our reporting process. In 2021, we reported only on cash donations made to charitable organisations. From 2022, to reflect fully our actual community investment commitment, we are reporting broader spend related to our community initiatives, including spend with non-profit organisations, NGOs, social enterprises and other third-party suppliers, and the 2021 spend has been restated on the same basis. In 2022, the Group spent $12.2 million on our community investment programmes (2021 (restated): $9.9 million).

Our community investment spend has been defined, calculated and categorised using the internationally-recognised Business for Societal Impact (B4SI) Framework.

	2022*	2021 (restated)†	2021
Cash donations to charities	$7.9 million	$4.7 million	$5.9 million
Cash donations to other community investment partners	$4.3 million	$5.2 million	Not reported
Total cash contribution	$12.2 million	$9.9 million	$5.9 million

* Within the scope of EY assurance – see the Basis of Reporting (www.prudentialplc.com/~/media/Files/P/Prudential-V13/esg-report/basis-of-reporting-2022.pdf) for details.

† The 2021 figures have been restated to reflect a change in the broader disclosure of charitable spend as outlined above. See the Basis of Reporting (www.prudentialplc.com/~/media/Files/P/Prudential-V13/esg-report/basis-of-reporting-2022.pdf) for details.

Our governance structure

The Responsibility and Sustainability Working Group (RSWG) oversees Prudential plc's community engagement and investment activities on behalf of the Board. Prudence Foundation, our charitable subsidiary, is governed by a statutory board of directors that meets regularly to review community investment strategies, initiatives and budgets. Prudence Foundation is also guided by the Group's ESG strategy framework.

Prudential's Group-wide Community Investment Policy guides our approach to community investment and engagement and sets out minimum standards, including not permitting any investment or contribution that is prohibited by law or regulation, that falls under the Political Donations Policy, or that is made to any religious organisation whose principal aim is to propagate a particular faith.

It is the Group's policy neither to make donations to political parties nor to incur political expenditure, within the meaning of those expressions as defined in the United Kingdom Political Parties, Elections and Referendums Act 2000. The Group did not make any such donations or incur any such expenditure in 2022.

Our corporate social responsibility and sponsorship anti-bribery and corruption guidelines state that Prudence Foundation or local business community investment programmes or activities should not be leveraged for sales opportunities.

Financial education

Cha-Ching

Cha-Ching is Prudence Foundation's flagship and award-winning global financial literacy education and responsibility programme, which provides a tailored curriculum for children aged between seven and 12. The programme aims to address financial literacy gaps across our markets, by providing a blended learning approach, leveraging digital tools and platforms and implementing a classroom-based programme which can be taught by trained teachers in schools. Our focus is to cultivate strong financial literacy foundations, and make the programme freely available and easily accessible to millions of children, parents and teachers.

Prudence Foundation entered into a partnership agreement with Junior Achievement (JA) Asia Pacific in 2016 to develop the Cha-Ching Curriculum. Through government collaboration and strong NGO collaboration, the curriculum has been implemented in schools across Asia and Africa.

The teacher-led Cha-Ching curriculum is now taught in eight markets across Asia: the Philippines, Indonesia, Malaysia, Vietnam, Taiwan, Cambodia, Thailand and Laos. In Singapore, through a volunteer-led approach, we have reached over 16,000 children to date. Our teacher-led Cha-Ching Curriculum programme continued in Africa, where we worked with Junior Achievement Africa to bring this to primary school students in six countries: Kenya, Ghana, Nigeria, Uganda, Côte d'Ivoire and Zambia.

In addition to our partnership with Junior Achievement, to ensure continued mass outreach to our targeted audience, we entered into partnership with Cartoon Network in 2011 to broadcast Cha-Ching cartoons, reaching over 36 million households daily. Cha-Ching content continues to be available online via the website and through digital channels including social media, receiving over 98 million views to date in Asia and Africa.

Cha-Ching curriculum cumulative reach from 2020-2022


2020
617,000
15,000
2021
888,000
24,000
2022
1,270,000
37,000
Students reached
Teachers reached

Cumulatively in Asia and Africa, more than 37,000 teachers have been trained to deliver the Cha-Ching Curriculum in schools, and over 1.2 million primary school students have learnt the lessons of earn, save, spend and donate.

Key awards received in recognition of our continued efforts in the communities we serve:

- Cha-Ching won Best Non-Profit in a Developing Economy award at the 2022 Money Awareness and Inclusion Awards (MAIA) which recognises exemplary work raising awareness on problems caused by poor financial literacy. It was the 'highest scoring entry in the whole of the MAIAs this year'.
- Cha-Ching was awarded ESG Initiative of the Year – Hong Kong at the Insurance Asia Awards 2022, for its commitment to increase financial literacy among young people globally.
- Cha-Ching in the Philippines won silver at the 2022 Annual International Business Awards® in the Best Communications or PR Campaign of the Year category, together with Pru Life UK and Junior Achievement.

“

The Cha-Ching curriculum has been one of the best avenues in providing life-long lessons to our learners regarding an important life skill – financial literacy. The Cha-Ching network in the Bicol Region has continuously worked to innovate and improve the 360-degree implementation approach of the programme, in coordination with the schools and educators of the programme. This is why it is one of our proudest moments and achievements to receive the news that the percentage of educators with loans in the Bicol Region has decreased from 90 per cent to 70 per cent since Cha-Ching's implementation. This prestigious and international recognition has only fuelled our hopes and drive to decrease this number even further in the coming years, as well as to reach more beneficiaries of the programme.

”

Gilbert Sadsad,
Regional Director, Department of Education, Philippines

“

I volunteered myself to teach Cha-Ching. Today I don't regret taking that step. Just the training alone when the Prudential team were taking us through the Cha-Ching curriculum, by the end of the day there was such a paradigm shift. I took two classes, Grades 5 and 6, about 100 out of the 400 learners of the school. When we started the first session, the children were so excited. It has been received so well. I went an extra mile to make sure their parents are aware of what we are doing and they support their children. I will use the opportunity and the training that I have received to invest in the incoming generation so that I can make a change, because it doesn't cost much to share knowledge and to help young people come to a place of financial literacy.

”

Madam Benter Okuku,
Teacher in Mombasa, Kenya

Cha-Ching Money Adventures

In 2021, a web-based interactive learning game 'Cha-Ching Money Adventures' was developed by Prudence Foundation to complement the Cha-Ching curriculum, foster greater financial literacy for children and encourage family dialogue about financial decisions. It was created in partnership with Two Moos (an Australian-based educational media design studio) and Education Development Center (a US-based not-for-profit organisation).

In January 2022, Education Development Center (EDC) researchers conducted an evaluation study in the Philippines on the game to determine its appeal and effectiveness. Key findings from the study suggest that 'Cha-Ching Money Adventures is fun and engaging for eight- to nine-year-olds; is effective in improving their financial literacy and helps catalyse parent-child conversations about money'.

In October 2022, Cha-Ching Money Adventures was launched globally, following the success of a soft launch in the Philippines in conjunction with Cartoon Network in July and August. Work is currently under way to ensure the game is available in multiple languages.

Digital initiatives

In 2022, we continued to actively drive digital initiatives as part of our efforts to increase the reach and impact of Cha-Ching.

- The Cha-Ching Financial Literacy Global Conference 2022 was hosted virtually in February 2022. The purpose of the two-day conference was to highlight the importance of financial literacy and explore key global questions around the topic. Educators, policy makers, academics and industry experts came together to provide insights on the role financial education plays in enhancing individual and collective development and the opportunities this presents. Over 1,000 people attended via Zoom, with over 5,000 more people viewing through other social media platforms.
- The virtual 2022 Global Money Week campaign led by the Organisation for Economic Co-operation and Development (OECD) celebrated its tenth anniversary. Ten of our markets participated, including Indonesia, the Philippines, Vietnam, and Uganda, holding Cha-Ching webinars, competitions and digital campaigns to raise awareness of the importance of financial literacy for young people.
- Roll-out of the online Cha-Ching Financial Accreditation (CCFA) programme continued in 2022. This online assessment is endorsed by education authorities and was developed in alignment with the OECD Core Competencies Framework on Financial Literacy for Youth and the ASEAN Teachers Competency Framework. The Cha-Ching teacher network was strengthened through the CCFA programme, and online CCFA webinars were held in the Philippines and Indonesia. To date, over 14,000 teachers have registered and 8,700 have completed the CCFA online assessment since its inception in 2020. 8,000 teachers have passed the CCFA and have received accreditation.
- Cha-Ching videos and parent resources have been made available for free on the Pulse app across markets including Singapore, Vietnam, Cambodia and the Philippines.

PRU e-FinLit

We continued to provide our support for financial literacy programmes via our Online Professional Certification Training Program (PRU e-FinLit) for Philippines and Indonesia in 2022. In Philippines, we expanded the certification programme to cover government workers from the Metro Manila Development Authority (MMDA). In Indonesia, in collaboration with Sharia Economic Community (MES), Prudential Indonesia held a series of financial literacy webinars with the objectives of increasing women's knowledge of basic financial management and increasing awareness of sharia-based financial services.

Our local communities update

Markets	Development	Impact in 2022
Vietnam	> Continued curriculum implementation, including a series of edutainment and online/offline communication activities launched. > A Smart Kids Smart Money Competition and Cha-Ching Day were held.	> Accessible to students and mass public. > 4,600 students participated in the competition.
Thailand	> Collaborated with Human Capital Excellence Center under the Ministry of Education.	> 4,000 teachers and master teachers trained. > Over 76,000 students taught.
Malaysia	> Cha-Ching programme approved by Minister of Education. > Partnership with Junior Achievement. > Digital materials and video distribution to teachers and students.	> Increased outreach to public school students. > Over 16,000 students completed all six modules in the programme and over 400 teachers were taught the curriculum.
Kenya	> In September 2022, we partnered with Akili Kids free-to-air TV Network to air Cha-Ching's 18 episodes. (#1 TV channel in Kenya in households with children and youths under 18 years of age).	> Audience of 6.7 million children and 4.9 million adults with children weekly.
Nigeria and Ghana	> Cha-Ching Money Show, a Cha-Ching TV programme discussing financial education, was developed, filmed and launched in 2022 in conjunction with Junior Achievement Africa and Ultima Studio in Nigeria. The programme features two teenage hosts, a live audience, the Cha-Ching videos, games and interviews with special guests including the Chief Commercial Officer, Prudential Zenith Insurance.	

Safety

SAFE STEPS

To promote the resilience of communities we run SAFE STEPS, a global programme that provides education, awareness and life-saving tips, including information on climate and disaster risk preparedness, road safety, first aid and Covid-19. Developed in partnership with the International Federation of Red Cross and Red Crescent Societies (IFRC) and National Geographic, the programme continues to reach millions of people in Asia and Africa through our many media partnerships and government collaborations.

The programme's reach continues to be significant:

- SAFE STEPS programmes reach over 136 million people in Asia and Africa via various media partnerships in 2022;
- SAFE STEPS Kids has a TV reach of 36 million households every day via Cartoon Network; and
- On social media, SAFE STEPS Kids has reached over 33 million people, and its videos have been viewed over 12 million times across all digital platforms since its launch in 2019.

SAFE STEPS Kids

Following our new SAFE STEPS Kids Health educational series 'Be Cool Be Clean' video campaign, launched in 2021 to teach children the importance of good hygiene, Prudence Foundation continued to work with Cartoon Network and IFRC to introduce a 60-second public service video in 2022, titled 'Stress Busters'. The new video focused on addressing children's mental health and wellbeing by providing easy-to-understand and relatable tips for children to overcome stress and anxiety.

Covid-19 Risk Communication and Community Engagement (RCCE) programme
During the pandemic, Prudence Foundation worked with IFRC Africa to implement a Covid-19 Risk Communication and Community Engagement (RCCE) programme. This was designed to help reduce the spread of infection in Africa by supporting the development of information materials and messages to address misinformation and fears about Covid-19 and vaccines. The RCCE activities were informed by local community insights, and accurate information was disseminated through accessible and trusted mass media channels. The Red Cross National Societies of Cameroon, Côte d'Ivoire, Ghana, Kenya and Togo worked closely with Prudential businesses to develop critical risk communication activities, each informed by local context. The programme used a multi-pronged approach to engage communities through perception surveys, webinars, mass media broadcasts, home visits, community meetings and focus groups, and reached over four million people across five countries in 2022.

International Road Assessment Programme (iRAP)
In 2022, Prudence Foundation entered a new partnership with the International Road Assessment Programme (iRAP), a global charitable organisation with the objective of international promotion of road safety improvement and road quality. Prudence Foundation provided funding support to its global Star Rating 4 Schools (SR4S) programme, with an evidence-based tool for measuring, managing and communicating children's exposure to risk on a journey to school. It supports quick interventions that help save lives and prevent serious injuries. Road crashes are the biggest killer of young people aged from five to 24, and the SR4S programme leverages the iRAP Pedestrian Star Rating to create safer journeys to school.

“

The National Traffic Safety Committee highly appreciates the long-term commitment from the donor – Prudence Foundation and Prudential Vietnam. The SAFE STEPS Kids Road Safety project delivered meaningful messages, established a safe environment in and surrounding the school, and at the same time provided traffic safety education for students.

”

Ms. Trinh Thu Ha,
Deputy Chief of the National Traffic Committee Office, Vietnam

Our local communities update

Markets	Development	Impact
Vietnam	> Prudence Foundation renewed its partnership with AIP Foundation for a second term, running from August 2021 to March 2022. The programme aims to improve road safety for the benefit of communities in Hoa Binh and Quang Ngai provinces in Vietnam. Our work included stakeholder engagement, workshops and training for teachers, distribution of good-quality cycle helmets to students, school-based education, infrastructure improvement, communication campaigns, monitoring and evaluation.	> Average helmet-wearing rate of students across the project schools increased from 22 per cent to 76 per cent in Hoa Binh and 40 per cent to 97 per cent in Quang Ngai. > Students' road safety knowledge improved from 36 per cent to 80 per cent in Hoa Binh and from 61 per cent to 89 per cent in Quang Ngai. > Improvement in safety levels from two stars in Hoa Binh and one star in Quang Ngai to four stars in both provinces.
Cambodia	> Prudence Foundation expanded its partnership with AIP Foundation in 2022 to implement a SAFE STEPS Kids Road Safety programme in Cambodia.	
Uganda	> In partnership with Uganda Red Cross and Boda Boda Association of Kampala region, we rolled out a SAFE STEPS Road Safety campaign focusing on motorbike boda boda drivers. The programme provides monthly training in road safety and first aid, and those who complete the training receive new international standard helmets.	> Aims to train 10,000 boda boda drivers by the end of the first quarter of 2023.
Zambia	> Partnerships with Road Traffic Safety Authorities, Zambia Red Cross, Cycling Association of Zambia, Zambia Road Safety Trust and Zambia Motorsports to roll-out SAFE STEPS Road Safety programme, leveraging radio and digital media. > A cycling event was also hosted, to promote road safety and health and wellness.	> Reaches eight million Zambians.
Kenya	> In late 2021, Prudence Foundation, with support from Prudential Kenya, signed a partnership with Nation Media Group, one of the largest media groups in East Africa, to distribute SAFE STEPS Road Safety in Kenya. The campaign ran for 12 months. > In 2022, Prudence Foundation has engaged Social Impact, a US-based research organisation, to carry out an impact evaluation of the campaign, which will help inform future media strategies for the programme. The report is expected to be completed in Q2 2023.	> The media campaign reached 6.7 million viewers through TV, radio, print and social media platforms.

Safe Schools

Since 2013, Prudence Foundation, in partnership with Save the Children and Plan International, has been supporting the implementation of Safe Schools in our communities. The programme aims to address the objectives of the Comprehensive School Safety Framework (CSSF) which is supported by the Global Alliance for Disaster Risk Reduction and Resilience in the Education Sector (GADRRRES). CSSF is a global disaster risk management framework that focuses on the importance of safe learning facilities, school disaster management and risk reduction and resilience education. This partnership also supports the objectives of the Sendai Framework for Disaster Risk Reduction.

In 2021, Prudence Foundation supported a global initiative led by GADRRRES and Save The Children, to revise and strengthen the CSSF. The revised Global Comprehensive Safe School Framework 2022-2030 is an all-hazards, all-risks approach in educating and protecting children, offering governments a practical framework to make significant progress across a multitude of children's rights and the sustainable development agenda. The CSSF 2022-2030 was launched globally on 12 September 2022 via an online webinar attended by over 400 participants, including representatives from governments, NGOs, United Nations agencies and the private sector, galvanizing more action and investment to ensure education is resilient against all hazards and risks.

In recognition of our efforts and partnership with the Philippines' Department of Education, our partner, Save the Children Philippines, was recognised as one of the United Nations Sasakawa Award winners for Disaster Risk Reduction (UNDRR) in 2022.

At COP27 in Egypt, the Executive Director of Prudence Foundation, presented the new CSSF 2022-2030 plan, where he shared insights on our support of CSSF and how the framework is an effective climate adaptation solution to protecting education systems. Our Comprehensive Safe Schools Ecosystem project was highlighted as an example of CSSF large-scale implementation in the Philippines, with the aim of garnering more support from global actors in its implementation.

Our local communities update

Markets	Development	Impact	Looking forward
Philippines	> Prudence Foundation partnered with Save the Children and the Philippines' Department of Education to implement the Comprehensive Safe Schools Ecosystem project. This includes the development of the Disaster Risk Reduction Management Information System (DRRMIS) designed as a digital platform to gather data for analysis and effective planning to reduce disaster risk, along with training and capacity-building for teachers and local government officials. > The system consists of three key components. The Rapid Assessment of Damages Report (RADaR), launched in 2021, is a tool that provides timely and accurate reports to the Department of Education to enable efficient recovery response and ensure minimal disruption to education. The core CSS system, the second component, was launched nationwide in June 2022. And the last component, a Students Watch App was rolled out in two regions, allowing students to participate in the Disaster Risk Reduction planning.	> Rapid Assessment of Damages Report (RADaR) was used in 17 hazard events by more than 28,000 schools since its launch. > The programme will be rolled out to over 47,000 schools nationwide.	> An external independent impact evaluation of the programme is currently under way with the intent to share evidence-based impacts and build a case study for other governments to reduce disaster risk and potentially replicate this approach in other countries.
Thailand	> In partnership with PLAN International, Prudence Foundation had successfully developed and implemented a Safe Schools Model with a minimum standards checklist and certification scheme aligned with CSSF in Chiang Rai Province since 2013.	> The programme benefited 50 schools directly.	> Target to roll out Safe Schools to 3,600 schools in 12 provinces in northern Thailand from 2022 to 2025. > Aim to develop and pilot a CSSF platform to facilitate e-learning and CSSF certifications, build CSSF capacity for these 3,600 schools and enhance education policies and actions to address children and young people's needs on school safety. > Goal is to have CSSF platform ready for national scale-up within the programme time frame.
Cambodia	> Extended our support and partnership with PLAN International to Cambodia, with the overall goal that children in the most at-risk communities would increase their resilience to react to disasters and have a safe and secure learning environment.	> The project has benefited 60 schools in Stung Treng province. > Provided training and technical support to sub-national educational duty bearers to take on roles and responsibilities to ensure that schools are safe for students.	> Continue to support the roll-out of the Safe Schools Programme to new schools in Siem Reap and Ratanak Kiri provinces in the new phase from 2022 to 2025.
Indonesia	> In 2022, Prudence Foundation expanded its partnership with PLAN International to implement the Safe Schools programme. In collaboration with Ministry of Education and National Disaster Management Office, the three-year partnership will aim to equip two provinces, Yogyakarta and Bali, with minimum standards aligned with CSSF.		> We plan to launch the programme in 2023 and aim to reach over 170 schools in both provinces.

Early childhood development

Prudence Foundation believes that early childhood care and development runs from birth through to eight years of age, and is critical for a child's cognitive, social, emotional and physical development. To set the child on the right path for future years, it is imperative that quality education, adequate nutrition, healthcare and protection are provided at a young age.

We work with our strategic partner, UNICEF, to implement a regional early childhood development (ECD) programme that advances ECD as part of the Nurturing Care Framework. With funding support from Prudence Foundation in 2021, UNICEF completed country rapid assessments on Nurturing Care ECD services in four countries; Cambodia, Indonesia, Thailand and the Philippines.

The findings from the assessments resulted in the following actions:

> Informed and supported the development of the regional ECD strategy, 'Growing Steady and Strong', which set up the vision for ECD in the region. This will ensure it is relevant and appropriate to the needs of the countries, and will ultimately result in better outcomes for children and their families;

> We decided to continue our partnership in Indonesia to rebuild ECD centres which were shut during the pandemic, and to support the integration of the Nurturing Care Framework into these centres; and

> A new ECD partnership was signed in late 2022 in Thailand to improve ECD outreach to children and caregivers by integrating and championing nurturing care as well as affordable and quality childcare services, and strengthen the quality of Early Childhood Education.

Prudence Foundation also renewed its support and partnership ECD programmes with China Development Research Foundation (CDRF), which will be implemented for three years from 2021 to 2024 in Guizhou, China; a region with a population of 10 million. Bi Jie in Guizhou is the first state-level experimental reform zone, aiming to explore new development paths to accomplish poverty alleviation and green development.

The two early childhood development programmes are:

> China Rural Education and Child Health (China REACH) programme: the country's first integrated ECD programme targeting children in low-income rural areas. Elements of the programme include nutrition and parenting interventions, randomised controlled trials and follow-up assessments.

> Schools Nutrition Improvement programme: aims to improve nutritional outcomes for students in rural and poverty-stricken areas.

Covid-19 relief fund

In October 2022, Prudential plc donated an additional $2 million to Prudence Foundation's managed Covid-19 relief fund, to continue supporting our communities through the pandemic. In total, $6.5 million has been invested in the fund since its launch in 2020. Our local businesses have used the funds to support vulnerable communities, with activities including communications on the importance of hygiene and sanitation, providing nutrition, and educational programmes.

Key initiatives are:

> Indonesia: A holistic Covid-19 relief programme which includes funding to provide vaccinations for children, personal protection equipment and sanitation for schools, Covid test kits for high-risk groups and skills training in vulnerable, hard-hit areas.

> Malaysia: Prudential Malaysia and Eastspring Investments partnered with local NGOs in four projects to provide food aid and relief to vulnerable communities in Malaysia. A total funding of $181,000 was distributed to overcome challenges caused by the pandemic.

> Uganda: Prudential Uganda is addressing mental health and food insecurity through a partnership with local NGO StrongMinds, to raise awareness around mental health issues brought on by the pandemic and provide support through free teletherapy for 1,500 vulnerable working adults suffering from depression.

Other community investment activity: Taiwan

In 2020, the 'Protecting Children and Making Their Future' programme was launched with the aim of engaging the public, the government and NGOs to work together to establish a safe and healthy environment in which children can grow and develop. In partnership with academics and field experts from local Taiwan universities, three white papers and a child health index with continuous tracking, which focused on children's health, mental health and education, were developed and published. The white papers aim to promote a healthy environment for children and instil a healthy lifestyle when they are young, to help build the framework for an entire lifetime of healthy habits, both physically and mentally.

In 2022, we leveraged influencers and key opinion leaders to increase awareness, generating close to 92,000 views and reaching more than 253,000 people on social media (Facebook and YouTube). To foster and encourage innovation in the younger population, Prudential partnered with Impact Hub Taipei, a social NGO startup, to kick off a unique cultivation and incubation programme 'Innovation for Wellbeing' in December 2021. This programme, themed around health, wealth and community investment, has not only created a platform for young college students to transform their innovative ideas into reality, but also provided them with the resources for implementation. In 2022, twenty teams were selected to join the hack days, doubling the number of 2021 participating teams.

Strategic Enabler: Good governance and responsible business practices

At Prudential, the way we do business is informed by our purpose. This purpose applies to our entire company – from our work with customers and business partners to how we manage environmental, social and governance risk. Prudential operates in a highly regulated financial marketplace where it is imperative to have strong governance processes to provide the foundation for our business operations and to maintain trust with our stakeholders.

Our business is overseen by strong governance structures, from our Board of Directors at the highest level and throughout our Group and local business management structures. At all levels of the company, we recognise that managing our business responsibly is paramount, and we ensure that our people are clear about the standards of behaviour we expect and how these inform their work.

We have clear policies and systems in place to ensure high standards across fundamental issues such as anti-bribery and corruption, fighting financial crime, responsible tax practices, our expectations of our suppliers, the upholding of human rights, and supporting employee rights and wellbeing.

Our Governance Framework

Our Group Governance Manual (GGM) sets out our framework for ethical business practices, governance, risk management and internal control. Our Commitment to ethics and integrity is deeply embedded in our values. Central to this is our Group Code of Business Conduct, which provides a consolidated view of how we conduct our business and the expectations that the Board sets for itself, our employees, agents, suppliers and others working on behalf of the Prudential Group, in order to ensure that we adhere to the highest professional and ethical standards of conduct. This code is further supported by a set of Group-wide principles and values that define how the Group expects business to be conducted ethically in order to achieve its strategic objectives and purpose. The GGM contains our full suite of policies and is designed to ensure that we comply with all applicable laws and regulations. Given its importance, the GGM is subject to regular review to ensure that we continue to meet the expectations of our stakeholders, and each business must certify annual compliance with the requirements set out in the Manual, including the Code of Conduct, Delegated Authorities and Group-wide policies.

In 2022, we invested in a refreshed Group mandatory training programme that is consistent across our Asia and Africa businesses and is reflective of our current structure and focus. It is mandatory for all employees to complete the 2022 Group Code of Business Conduct – All Employee Declaration attestation to confirm that they have completed all relevant e-learning and have read, understood and adhered to the individual obligations presented in the Group Code of Business Conduct.

Prudential's Annual Report and Accounts includes a comprehensive Governance section, which provides further information on how the Governance Framework operates, the Board of Directors, the Board committee reports, and an overview of the risk management and internal control system.

Supply chain management policy

Prudential uses third-party suppliers and outsourcing providers to allow us to focus on our core business strengths and reduce costs. We believe that the conduct of our suppliers reflects on us, and has the potential to impact our standing, branding and reputation within the communities in which we operate.

Our Group Third Party Supply and Outsourcing Policy forms part of the GGM and is considered a core part of our system of governance. The Policy specifies our position on supply chain management, setting out our approach to due diligence, selection criteria, contractual requirements, and ongoing monitoring of our supplier relationships. Effective implementation of this Policy will help us meet the expectations of our stakeholders and our legal and regulatory requirements.

Following an extensive review, our new Group Third Party Supply and Outsourcing Policy came into effect on 1 January 2022. This Policy has further strengthened our guiding principles for onboarding suppliers responsibly, as well as requiring ongoing risk assessment and service monitoring to enable the sustainable supply of services throughout the duration of a supplier's relationship with Prudential.

Our new Policy also introduced responsible supplier guidelines which include additional considerations for a supplier's environmental, social and governance practices in addition to existing supplier qualification requirements tied to their capabilities, competitiveness and assessment of third-party risks. These additional considerations are applied to suppliers that are material to the Group, or those suppliers that operate in industries where base-skilled labour is often employed, including cleaning services, catering, security services and low-cost manufacturing, or in geographies affected by conflicts, countries with a weak rule of law and countries with a high number of migrant workers.

In 2022 we materially completed the Group-wide deployment of our third-party risk assessment platform, Coupa Risk Assess, to provide a single system for the performance of supplier risk assessment and due diligence activities. This system continues to strengthen our visibility of third-party risks such as information and technology security concerns, data privacy, anti-bribery and corruption and business continuity and resiliency risks. Through this system we also issue due diligence questionnaires aligned to the principles of the responsible supplier guidelines, which are covered further below. To date, Coupa Risk Assess has facilitated the assessment of 1,900 suppliers across the Group which represents close to 20 per cent of all our suppliers across the Group. As the deployment of this tool was materially completed within 2022, we expect to see coverage increase in the coming years as the platform continues to be embedded and operationalised across our businesses, and as we refresh our due diligence with suppliers on a periodic basis in line with our policies and procedures.

Supply chain onboarding due diligence process

Our businesses conduct due diligence before engaging with and ultimately selecting a new supplier. We perform regular due diligence, review meetings and audits where required, and our policies and procedures are supported by regular employee training exercises. All our employees are required to complete annual mandatory training reflecting the regulatory and legal obligations of the Group. We also require our employees to confirm compliance with the Code of Business Conduct.


Supply chain onboarding
Selection
Due diligence
Contracting
Monitoring
Seek supplier for a new requirement or contract renewal
Review marketplace options for reputable suppliers
Issue RFP and consider environmental impacts
Issue ESG questions to supplier via Coupa Risk Assess
Due diligence on stability, tax, privacy, IT security and business resilience as needed
Supplier contractually obliged to meet ESG standards
Adverse answers or concerns escalated to ESG team for review and 'go' or 'stop' decision
> Incidents reported
> Whistleblowing to our Speak Out line
> Adverse publicity
> Negative news (via Fiserv system)

Our stringent supplier onboarding measures start from the vendor selection process. Rigorous due diligence checks, third-party contract evaluation and post-onboarding monitoring activities ensure that controls are in place at Group and business levels. Our selection processes take into consideration a supplier's track record in delivering goods and services to a high standard and stable financial performance. We also assess suppliers' data security control procedures to ensure they have proper data privacy and personal data security protection controls in place.

To ensure alignment of our suppliers with our ESG strategy, we use the Coupa Risk Assess system to specifically target ESG-related questions on suppliers that provide services in high-risk labour categories as well as on suppliers that are material to our business. To assess compliance across all our markets and as a form of control, we require all our suppliers to undergo due diligence activities, which include human trafficking, anti-money laundering and anti-bribery and corruption checks. Lastly, we encourage our employees, contractors and third-party suppliers to raise any concerns they may have in relation to our vendor relationship via our Speak Out whistleblowing platform.

Our responsible supplier guidelines provide further detail of our expectations:

Theme	Summary of responsible supplier guidelines
Environmental	Given the planet's finite resources, Prudential encourages our suppliers to build sustainable businesses by having sound environmental management principles in place, and working towards reducing negative external impacts on the environment within which they operate. In our assessment check, we review suppliers for: > Written environmental and/or sustainability policies and governance systems in place, appropriate to the size and nature of their operations; and > Compliance with relevant laws and legislation.
Social	In line with Prudential's values and standards, we expect suppliers to respect the human rights of their employees and to comply with all relevant legislation, regulations and directives in the countries and communities in which they operate. In the United Kingdom, we require our suppliers to pay their employees the London or United Kingdom Living Wage, as set by the Greater London Authority and the Centre for Research in Social Policy respectively. Key requirements include: > Prohibition of forced and child labour practices; > Paying legally mandated minimum wages and/or industry standards; > Prohibition of any form of discrimination, harassment, bullying and other types of misconduct; > Providing safe working environments and abiding by local laws and regulations; > Support fair trade and ethical sourcing practices; and > Promote diversity and inclusion within their operations.
Governance	We expect suppliers that we have regular and recurring dealings with to have good ethical and management governance processes in place, to ensure compliance with the responsible supplier guidelines. Suppliers must make reasonable efforts to monitor their supply chain, ensuring that their own suppliers are aware of, and compliant with, the aims of our guidelines.

Combatting modern slavery

Prudential is committed to ensuring that slavery, human trafficking, child labour and any other form of human rights abuse have no place in our Group or in our supply chain of close to 10,000 suppliers globally.

Our most recent Modern Slavery Transparency Statement, issued in May 2022, elaborated the steps we are taking to identify, monitor, report and proactively mitigate any modern slavery risks in our supply chain. Under the UK Modern Slavery Act 2015 we are not required under UK law to detail our activities in Asia or Africa, but we have decided to provide this detail on a voluntary basis.

In October 2022, we engaged The Remedy Project to review our supplier onboarding and modern slavery due diligence risk assessment procedures and practices in our Vietnam market as part of gathering any additional lessons we could deploy in order to enhance the effectiveness of our onboarding procedures in identifying and mitigating modern slavery risks universally across all our markets in Asia and Africa. Vietnam was identified as an ideal market for this review as this represented a sizable and mature business operating in a region where modern slavery related risks are relatively more prevalent. The engagement with Remedy Project included a review of our policies and procedures, comparing Prudential's best practices to those of other pan-Asian insurers and identifying documentation and training improvements.

As a result of this engagement and over the course of 2023, we are making improvements to our policies, procedures, and increasing the comprehensiveness of our risk assessment criteria for assessing suppliers so they continue to be closely aligned with our Responsible Supplier Guidelines. Furthermore, we will be focusing on increasing awareness and training for modern slavery and broader human rights issues within our supply chain across our procurement and risk teams in the Group. We will also be making corresponding enhancements to our Coupa Risk Assess system to ensure consistency in application across all our markets.

No incidents of modern slavery were reported or detected in 2022. While our global supply chain is predominantly related to IT systems and professional services and we have a limited exposure in low-cost labour areas, we are not complacent and maintain extra scrutiny in selecting suppliers.

For more information around how we are identifying and managing our risks in relation to modern slavery, human trafficking, child and forced labour, please read our most recent Modern Slavery Statement on the Prudential plc website (https://www.prudentialplc.com/~/media/Files/P/Prudential-V13/policies-and-statements/modern-slavery-statement-2021.pdf).

Responsible tax strategy practices

Prudential believes that maintaining a fair and transparent approach to tax management is critical to conducting a responsible business in the communities where we operate.

Our tax strategy considers a range of different stakeholders, and is supported by the Group Tax Risk Policy, which sets out the standards for managing and reporting a broad range of tax risks across the Group. Our Group Tax Risk Policy is reviewed annually to ensure it reflects evolving risk management practices and the expectations of relevant stakeholders.

We strive to be a responsible and compliant taxpayer through consistent implementation of our tax strategy amid rapidly changing domestic tax laws and international tax standards. We understand the importance of paying the right amount of tax on time in all the markets in which we operate. We manage our tax affairs in a transparent, responsible and sustainable manner and seek to build constructive relationships with tax authorities in all our jurisdictions.

In 2022, we made a total tax contribution of $1,009 million (2021: $1,071 million), demonstrating our commitment to paying the right amount of tax and thus helping to contribute to the health and development of the communities in which we operate.

Our Tax Strategy Report is published annually and provides further information on how we meet this commitment, through disclosures demonstrating the clear link between our business footprint and our tax footprint. The Tax Strategy Report published in May 2022 marked the tenth year in which Prudential provided information on its tax payments, and showed that over $8 billion of total tax payments were made in the communities where we continue to operate between 2012 and 2021.

In delivering our tax strategy through our day-to-day operations, we follow a set of guiding principles:

- We act responsibly and with integrity in all of our tax matters;
- We seek to comply fully with all our tax obligations, including paying the right amount of tax in each jurisdiction;
- We apply rigorous management over tax uncertainties and risk through our Group Code of Business Conduct, Group Governance Manual and Group Tax Risk Policy;
- Where the tax treatment of a particular transaction or activity is unclear, we will follow the generally understood interpretation of tax law, which means the common view across the informed tax community of how the tax laws and regulations are interpreted and applied;
- We deal with tax authorities in an open and constructive manner; and
- We provide transparent disclosure of our tax affairs to better inform our stakeholders on the amount and type of taxes we pay and our tax governance processes.

We actively monitor developments in the tax transparency agenda. The Tax Strategy Report published in May 2022 was expanded to include an overview of our key Asian markets. In each of the key jurisdictions in which we operate, additional disclosures were made on the amount of tax remitted, the type of tax, the relevant effective tax rate and an explanation of the rate.

Our updated Tax Strategy Report, which will include information on the tax we paid in 2022, how we manage our tax affairs and the governance and management of tax risk, will be published by 31 May 2023. Information on our tax charge and effective tax rate can be found on pages 306 to 308 (note B3).

Fighting financial crime – bribery, money laundering and fraud

As a financial services provider with a significant international presence, Prudential is, like its peers, exposed to financial crime risks. These risks include sanctions, money laundering, terrorist financing, fraud, bribery, and corruption. Prudential's global financial crime risk management approach has been developed to prevent, detect and respond to these risks. We conduct periodic risk assessments with all our businesses to identify and evaluate these risks and subsequently develop proportionate measures to mitigate them. The effectiveness of these measures is overseen through ongoing monitoring and enhancement of the control environment at a local level. Our progress in tackling these risks and our overall performance in effectively managing financial crime risk is overseen by the Group Risk Committee.

Prudential recognises that any involvement in any financial crime will undermine our financial integrity and reliability, and will reflect adversely on our image and reputation. Throughout 2022 we continued to enhance our anti-bribery and corruption control framework. In collaboration with our businesses, we reviewed and re-communicated our policy and standards. We have also strengthened our anti-bribery and corruption risk assessment methodology, allowing us to identify and track risks in a more consistent and informed fashion across the jurisdictions in which we operate.

Our Anti-Bribery and Corruption standards include a commitment to fostering a culture in which bribery is never acceptable. This commitment applies to all our staff, business partners and vendors, wherever they are based. We encourage our employees to be vigilant, and to ensure sensitive information is treated appropriately and professionally. We encourage employees to report any suspicion of bribery by providing them with suitable channels of communication, and we conduct training for employees so that they can recognise and prevent bribery.

Under our Corporate Political Engagement and Political Donations Policy, political contributions and facilitation payments are not allowed.

Our Anti-Money Laundering (AML) and Sanctions Policy outlines the framework and requirements for our businesses to deter the use of the Group's products and services by money launderers, terrorist organisations, sanctioned individuals and organisations, and other criminals. This policy includes detailed standards which were holistically refreshed in 2022, and contain governance and control requirements designed to ensure our full compliance with national and international directives concerning the fight against money laundering and terrorism financing. These requirements include having appropriate processes, systems and controls for risk identification and assessment; conducting due diligence; screening of customers, third parties and investments against applicable sanctions and watchlists; ongoing monitoring; and suspicious activity reporting. The policy requirements form part of the Group Governance Framework and businesses are required to attest their compliance every year.

During 2022, we enhanced our name screening and transaction monitoring system effectiveness through initiatives to improve the quality of data processed and system-generated alerts. In October 2022, Myanmar was added to the Financial Action Task Force (FATF) list of High-Risk Jurisdictions subject to enhanced due diligence measures, and in response, we have further strengthened our risk-based enhanced due diligence framework. Our financial crime team remains committed to professional development and regularly participates in industry conferences and seminars across Asia.

In addition to training all new joiners on AML and sanctions, annual refresher training is mandatory for all staff, to ensure their awareness of the applicable regulatory and Group policy requirements and their roles, responsibilities and obligations. Heightened geopolitical tensions continued in 2022, and the conflict in Ukraine triggered financial sanctions on Russia and various Russian entities and individuals. While Prudential does not operate in either Russia or Ukraine, we continue to comply with international sanctions requirements by monitoring sanctions developments and geopolitical changes closely. To mitigate the risk of undertaking business with individuals and entities on the lists of international sanctions regimes, we conduct risk assessments on all our businesses to identify, understand and assess the risks; prohibit or restrict business activity in high sanctions risk countries and regions; and conduct regular screening of our customers, business partners and vendors.

Whistleblowing

We want our people to feel safe and confident to speak out openly, and to raise concerns about actions and behaviours that go against Prudential's values and principles, or breach regulations or policies. Our Group Speak Out Policy sets out our framework and controls relating to whistleblowing. Our employees are encouraged to raise any concerns through their managers, human resources or our Group-wide whistleblowing programme, Speak Out.

Speak Out, is a third-party managed, dedicated channel designed to receive all manner of concerns, including those relating to any violation of human or labour rights, or unethical behaviour within the Group. This platform can be accessed both internally and externally by all our stakeholders in multiple languages. Speak Out provides a range of reporting channels including web, a telephone hotline and a mobile app, as well as post, email and in-person. Reporters are able to log concerns – anonymously, if they prefer – on a range of issues such as anti-bribery and corruption, compliance breaches, discrimination, harassment, health and safety or any concerns about behaviour and conduct that is not in keeping with our values and business ethics.

Concerns are received by an independent third party and then managed by an internal team, independent of the business. These concerns are then investigated by appropriately trained and skilled investigators. On an annual basis, all employees are required to complete a computer-based training module on Speak Out. The programme is also supported by regular communications containing useful resources.

The Speak Out programme is overseen by the Group Audit Committee, and local business audit committees through quarterly and annual reporting. Operational oversight is exercised by the Group Chief Security Officer through the Investigations Advisory Committee which reports to the Group Chief Risk & Compliance Officer who chairs the Investigations Risk Committee. These committees have access to analysis of case trends, root cause, and an annual assessment of the effectiveness of the Speak Out programme which is benchmarked externally. Any material issues are reported to the Board.

The annual external benchmark is independently conducted by an external third party and an overall score is applied based on an aggregate of the three scored elements: Governance (which considers the structure and oversight of the programme), Engagement (how well staff are trained and engaged), and Operations (practical effectiveness of the programme). The 2022 overall score for Speak Out is 86 per cent, an improvement of five percentage points from 2021, and higher than industry benchmark of 70 per cent. Scores for the three elements are: Governance: 95 per cent; Engagement: 69 per cent; Operations: 92 per cent.

The greatest volume of reported issues remains those related to conduct matters, and breaches in Group policies. Reported concerns to Speak Out have risen in 2022 by 1 per cent compared with 2021. All reports were investigated with one in three being substantiated.

In June and July 2022, a Group-wide, multi-language Speak Out communications campaign reinforced key messages around confidentiality, zero tolerance to retaliation, and reassurance that action would be taken in response to reported concerns. The campaign, which was jointly led by the Group Chief Risk and Compliance Officer and the Chair of the Group Audit Committee, included high-profile external speakers, and coincided with World Whistleblower Day.

Responsible working practices and health and safety procedures

We recognise the importance of health, safety and wellbeing in fulfilling our Purpose of helping people get the most out of life. We believe in creating a safe workplace by protecting our employees from physical and mental health risks as well as promoting a healthy work-life balance.

The Group Resilience Policy and its health and safety standards provide a framework for our local businesses to establish, implement and maintain comprehensive health and safety measures that prevent work-related physical injury and mental illness. The Group Chief Security Officer has overall responsibility for the Group health and safety programme, which is coordinated by the Group Security and Resilience team. Health and safety representatives in our local businesses are responsible for implementing and managing the programme and measures on a daily basis, and for reporting progress in quarterly management information reports and annual attestations. The Group Security and Resilience team consolidates the data from local businesses and reports findings to the Group Chief Security Officer, cross-functional working groups, and ultimately the Group Risk Committee.

Our policy and standards are aligned with the international standard ISO 45001:2018 occupational health and safety. This alignment ensures:

- A risk-based approach to health and safety management;
- Compliance with current legislation worldwide;
- That risks are identified, assessed and controlled; and
- That our programmes adapt, improve, and tackle changing workplace risks and contexts.

These measures improve our reputation as a safe place to work, raise employee morale and help us meet our strategic and business objectives.

In 2022, following the easing of Covid-19 pandemic restrictions, Prudential's health and safety priority shifted to hybrid working and improving mental, physical and neurodiversity health. To further help our colleagues connect, grow and succeed, we designed and aligned our programmes with the Diversity & Inclusion strategy in collaboration with local businesses and corporate property teams, to ensure that appropriate controls are implemented, and reasonable accommodations are made. Our colleagues can access information concerning health and safety best practice, news, support and advice on our intranet, and through our 24-hour Employee Assistance Programme offered by an external provider.

More information on our approach to employee wellbeing is available in the *'Building social capital'* section.

Reference tables

Hong Kong Stock Exchange requirements

<table>
<tr><th>HKEX KPI Requirement</th><th>Indicator</th><th>Disclosure</th></tr>
<tr><td colspan="3">Environmental</td></tr>
<tr><td>Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to air and greenhouse gas emissions, discharges into water and land, and generation of hazardous and non-hazardous waste.</td><td>A1</td><td>Our Group Environment Policy applies to our operational properties worldwide, guiding our approach to the management of the direct impacts of our businesses.

In 2022, there were no confirmed instances of non-compliance in relation to such laws and regulations that would have a significant impact on the Group.</td></tr>
<tr><td>The types of emissions and respective emissions data.

Direct (Scope 1) and energy indirect (Scope 2) greenhouse gas emissions (in tonnes) and, where appropriate, intensity.</td><td>A1.1, A1.2</td><td>Prudential provides full reporting for Scope 1 and 2 emissions and selected Scope 3 reporting. More information is provided in the ‘Group emissions data’ section on page 103.
<table>
<tr><th></th><th>2022</th><th>2021</th></tr>
<tr><td>Direct Scope 1 emissions (tCO_2e)</td><td>1,645</td><td>1,481</td></tr>
<tr><td>Direct Scope 1 Emissions (tCO_2e /FTE)</td><td>0.11</td><td>0.10</td></tr>
<tr><td>Direct Scope 1 Emissions ($kgCO_2e$ /m^2)</td><td>4.78</td><td>4.02</td></tr>
<tr><td>Direct Scope 2 (market based) Emissions (tCO_2e)</td><td>16,938</td><td>19,986</td></tr>
<tr><td>Direct Scope 2 (market based) Emissions (tCO_2e /FTE)</td><td>1.11</td><td>1.37</td></tr>
<tr><td>Direct Scope 2 (market based) Emissions ($kgCO_2e$ /m^2)</td><td>49.23</td><td>54.21</td></tr>
</table></td></tr>
<tr><td>Total hazardous waste produced (in tonnes) and, where appropriate, intensity.</td><td>A1.3</td><td>As a life insurer, the production of hazardous waste is not applicable to our operations.</td></tr>
<tr><td>Total non-hazardous waste produced (in tonnes) and, where appropriate, intensity.</td><td>A1.4</td><td>
<table>
<tr><th></th><th>2022</th><th>2021</th></tr>
<tr><td>Total non-hazardous waste produced (tonnes)</td><td>357</td><td>222</td></tr>
<tr><td>Total non-hazardous waste produced (tonnes/FTE)</td><td>0.02</td><td>0.02</td></tr>
</table>
Waste associated with our operations includes office waste and limited food waste from canteens. As we occupy leased assets and smaller offices, waste is commonly controlled by the landlord or the municipal government via direct roadside collection. It therefore it is not always possible to obtain waste data. We continue to work with our landlords in all the areas in which we operate to enhance the coverage of our reporting. During 2022, we increased the scope of reporting of waste data to cover 82 per cent of our occupied floor area.</td></tr>
<tr><td>Description of emissions target(s) set and steps taken to achieve them.</td><td>A1.5</td><td>We have set a target to become carbon neutral across our Scope 1 and 2 (market-based) emissions by the end of 2030. We aim to deliver a 25 per cent reduction per full time employee (FTE) in our operational emissions from a 2016 baseline, then abating the remaining emissions via carbon offsetting initiatives. To date the steps we have taken are:

> Carrying out site assessments for the highest consuming assets in our portfolio to identify measures to reduce our carbon intensity.
> Issuing our local businesses with tailored environmental roadmaps, which are updated on an annual basis and detail existing Scope 1 and 2 emissions, 2030 targets, and actions required to meet these goals.
> Actively examining how we can procure renewable power for our office operations for certain markets.

To date, we are ahead of the emissions reduction trajectory required to meet our target. More information is available on page 91.

We have also set a target to reduce the carbon emissions of our portfolio of shareholder and policyholder assets by 25 per cent by 2025. Our ambition is that the assets we hold on behalf of our insurance companies will be ‘net zero’ by 2050. During 2022 we reduced the WACI of our portfolio by 43 per cent against the 2019 baseline. More information is available on page 91.</td></tr>
</table>

HKEX KPI Requirement	Indicator	Disclosure
Description of how hazardous and non-hazardous wastes are handled, and a description of reduction target(s) set and steps taken to achieve them.	A1.6	Non-hazardous waste is sorted in our offices and where possible recycled. The waste generated by our operations is managed by the landlord of the premises we occupy and therefore we are restricted in materials we can recycle by their operations. The waste we produce is not material to the overall environmental impact of our operations and as such, we do not currently have any targets in place to reduce the waste associated with our operations. We continue to encourage waste reduction across our operations and we have implemented initiatives such as providing staff with reusable cups and lunchboxes to reduce consumption of single use plastic. As a life insurer the production of hazardous waste is not applicable to our operations.
Policies on the efficient use of resources, including energy, water and other raw materials.	A2	Our Group Environment Policy applies to our operational properties worldwide, guiding our approach to the management of the direct impacts of our businesses.
Direct and/or indirect energy consumption by type in total (kWh in '000s) and intensity.	A2.1	(see table below) More information is available in the SECR report on page 168.
Water consumption in total and intensity.	A2.2	(see table below) We are not currently able to report the water consumption of all our assets as some sites do not have water submetering or water is charged as part of the service charge. During 2022, we increased the scope of reporting of water data to cover 79 per cent of our occupied floor area.
Description of energy use efficiency target(s) set and steps taken to achieve them.	A2.3	We do not have explicit energy efficiency targets in place. However, 91 per cent of our Scope 1 and 2 carbon emissions are from the use of electricity. Thus, to achieve our carbon reduction targets the implementation of energy efficiency measures are key. We have carried out site assessments across our asset portfolio and identified measures to reduce our impact. We have in turn developed roadmaps for our businesses with measures to implement to generate energy savings. We will continue to carry out these assessments and identify savings opportunities to reduce our energy consumption.
Description of whether there is any issue in sourcing water that is fit for purpose, water efficiency target(s) set and steps taken to achieve them.	A2.4	As a life insurer with office-based operations, water consumption and water efficiency are not material to our business. Currently, we do not have any targets in place to reduce the water used in our operations.
Total packaging material used for finished products (in tonnes) and, if applicable, with reference to per unit produced.	A2.5	As a life insurer, the use of packaging material is not applicable to our business.
Policies on minimising the issuer's significant impact on the environment and natural resources.	A3	Our Group Environment Policy applies to our operational properties worldwide, guiding our approach to the management of the direct impacts of our businesses.
Description of the significant impacts of activities on the environment and natural resources and the actions taken to manage them.	A3.1	The most significant impact of our activities on the environment is through our investment portfolio. More information about how we are reducing the weighted average carbon intensity footprint of our investment portfolio is available on page 91. More information is available in the *Responsible investment* section on page 122.

A2.1:

	2022	2021
Total Consumption (kWh)	**41,200,175**	42,131,700
kWh/FTE	**2,688.60**	2,891.48

A2.2:

	2022	2021
Total water withdrawal (m^3)	**163,720.17**	123,025.82
Total water withdrawal (m^3/m^2)	**0.48**	0.33

HKEX KPI Requirement	Indicator	Disclosure
Policies on identification and mitigation of significant climate-related issues which have impacted, and those which may impact, the issuer.	A4	More information is available in the *Identifying and assessing climate-related risks* section on page 96.
Description of the significant climate-related issues which have impacted, and those which may impact, the issuer, and the actions taken to manage them.	A4.1	Different scenarios, including below 2°C scenarios, have different potential impacts on our businesses, strategy, and financial planning, as described in the *Climate-related scenario testing* section starting on page 98. We have identified short-, medium- and long-term climate-related issues as described in the *Time horizons for climate* section starting on page 96. We have taken actions, including integrating our processes for identifying, assessing, and managing climate-related risks into our overall risk management, as described in the *Identifying, assessing, managing and responding to climate-related risks* section on page 96. We also identified climate-related opportunities, as described in the *Identifying climate-related opportunities* section on page 94.

HKEX KPI Requirement	Indicator	Disclosure
Social		
Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to compensation and dismissal, recruitment and promotion, working hours, rest periods, equal opportunity, diversity, anti-discrimination, and other benefits and welfare.	B1	Prudential's policies protect our employees by formalising its responsibilities and those of everyone in the organisation. More information on the following policies is available on page 164: > Discrimination and Harassment Policy > Diversity and Inclusion Policy > Employee Relations Policy > Recruitment Policy > Remuneration Policy > Talent Policy In 2022, there were no confirmed instances of non-compliance in relation to such laws and regulations that would have a significant impact on the Group.
Total workforce by gender, employment type, age group and geographical region. Note: The 2021 balances have been restated to reflect the consistent treatment of local sales agents in our Africa markets who are not permanent employees.	B1.1	See charts below


Total workforce by gender
Male
6,299.3
5,911.6
Female
8,363.4
7,946.1
Unspecified
18.0
11.0
Total workforce by employment type
Full time
14,671.6
13,854.8
Part time
9.1
13.9
Total workforce by age group
Below 30
2,880.9
2,715.4
30–50
10,535.4
10,030.2
Above 50
1,230.4
1,092.1
Unspecified
34.0
31.0
Total workforce by region
Asia
13,399.7
12,574.5
Africa
1,126.0
1,075.0
Europe & USA
155.0
219.2
2022
2021

HKEX KPI Requirement	Indicator	Disclosure
Employee turnover rate by gender, age group and geographical region. Note: These numbers are representative of the total turnover including our call centre staff. We also have a second category for total turnover excluding call centre staff and this can be found in the section on 'Building social capital'.	B1.2	Employee turnover rate by gender Male 24% 26% Female 21% 23% Employee turnover rate by age group Below 30 38% 38% 30–50 19% 19% Above 50 20% 16% Employee turnover rate by region Asia 22% 24% Europe and USA 56% 22% Overall (ex. Africa) 23% 24% 2022 2021
Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to providing a safe working environment and protecting employees from occupational hazards.	B2	The Group Resilience Policy and its Health and Safety Standards set the governance framework for our local businesses to establish, implement and maintain comprehensive health and safety measures that are focused on the physical and mental health and wellbeing of our employees, contractors, visitors, and others who may be affected by our operations. Our policy and operational standards are aligned with the global ISO 45001:2018 standards and include prescriptive minimum requirements for health and safety governance, legal requirements and programme framework.
Number and rate of work-related fatalities occurred in each of the past three years including the reporting year.	B2.1	There were no work-related fatalities in the reporting year (2021: nil; 2020: nil).
Lost days due to work injury.	B2.2	30 incidents resulting in 43 days lost to work-related injury.
Description of occupational health and safety measures adopted, and how they are implemented and monitored.	B2.3	Occupational health and safety measures employ a framework and methodology based on ISO 45001 using predictive and reactive management tools that are centrally coordinated and locally executed. The measures are implemented and monitored using: > Defined policies, roles, responsibilities, and governance frameworks; > Legal registers to ensure compliance with relevant laws, regulations, rules, guidelines and codes issued by relevant regulators; and standards and codes issued by industry bodies where appropriate; > A comprehensive and sound risk management and internal control systems to identify, quantify, prevent and reduce risk faced by our people and the business; > Incident reporting and investigation protocols; > Programmes for managing third party risks in the procurement of equipment and provision of services; > Provision of appropriate information, instruction, and training; > Employee communication and consultation mechanisms; > Workplace welfare and wellbeing facilities and programmes; and > Mechanisms for monitoring, reviewing, reporting and improving performance.
Policies on improving employees' knowledge and skills for discharging duties at work. Description of training activities.	B3	Our Performance and Learning Policy sets out the importance of our people and frames how we invest in their development to deliver against our strategy and the future success of the organisation. This includes our Performance Management Framework. More information is available in the *Learning* section on page 112.

HKEX KPI Requirement	Indicator	Disclosure
The percentage of employees trained by gender and employee category	B3.1	See charts below

Percentage of employees trained by gender



Male
96%
97%
Female
96%
97%
Unspecified
65%
45%
2022
2021

Percentage of employees trained by employee category



Rank and file
96%
96%
Middle level
93%
99%
Top level
95%
99%

HKEX KPI Requirement	Indicator	Disclosure
The average training hours completed per employee by gender and employee category. Note: The total training hours per employee is likely to far exceed this as the number of hours that employees take to complete their non-mandatory training courses are not wholly captured in our system.	B3.2	See charts below

Average training hours completed per employee by gender



Male
16.04
11.22
Female
15.58
12.44
Unspecified
8.43
5.65
2022
2021

Average training hours completed per employee by employee category



Rank and file
16.06
12.63
Middle level
9.91
9.19
Top level
11.54
6.09

HKEX KPI Requirement	Indicator	Disclosure
Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to preventing child and forced labour.	B4	We are committed to ensuring that slavery, human trafficking, child labour or any other abuse of human rights has no place in our organisation or supply chain. The nature of our business means that main risk would be in our supply chain. More information is available in the *Modern slavery* section on page 142. In 2022, there were no confirmed instances of non-compliance in relation to such laws and regulations that would have a significant impact on the Group.
Description of measures to review employment practices to avoid child and forced labour. Description of steps taken to eliminate such practices when discovered.	B4.1, B4.2	We believe in supporting human rights and acting responsibly and with integrity in everything we do. Our Group Governance Human Resources Policies are guided by the principles of the Universal Declaration of Human Rights and of the International Labour Organization's core labour standards. These are also reflected within our Group Code of Business Conduct, which sets out the Group's values and expected standards of behaviour for all employees, and in our Group Third Party Supply and Outsourcing Policy which describes how we work with suppliers. The nature of our business means that main risk would be in our supply chain. More information is available in the *Modern slavery* section on page 142.
Policies on managing environmental and social risks of the supply chain.	B5	Our Group Code of Business Conduct outlines the values and standards that are required by each of our suppliers. Our Group Third Party Supply and Outsourcing Policy is core to our supply chain governance and our responsible supplier guidelines cover a range of ESG topics. More information is available in the *Supply chain* section on page 140.
Number of suppliers by geographical region.	B5.1	See table below

Asia	7,362
Africa	2,103
Europe	485
Total	**9,950**

HKEX KPI Requirement	Indicator	Disclosure
Description of practices relating to engaging suppliers, number of suppliers where the practices are being implemented, and how they are implemented and monitored.	B5.2	In 2022 we materially completed the Group-wide deployment of our third-party risk assessment platform, Coupa Risk Assess, to provide a single system for the performance of supplier risk assessment and due diligence activities. This system continues to strengthen our visibility of third-party risks such as information and technology security concerns, data privacy, anti-bribery and corruption and business continuity and resiliency risks. Through this system we also issue due diligence questionnaires aligned to the principles of the responsible supplier guidelines. More information is available in the *Supply chain due diligence* section on page 141.
Description of practices used to identify environmental and social risks along the supply chain, and how they are implemented and monitored.	B5.3	More information is available in the *Supply chain due diligence* section on page 141 and the *Modern slavery* section on page 142.
Description of practices used to promote environmentally preferable products and services when selecting suppliers, and how they are implemented and monitored.	B5.4	In line with the Group-wide Third Party Supply and Outsourcing Policy, we have introduced responsible supplier guidelines. Our responsible supplier guidelines cover a range of ESG topics. More information is available in the *Supply chain* section on page 140.
Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to health and safety, advertising, labelling and privacy matters relating to products and services provided and methods of redress.	B6	Our Customer Conduct Risk Policy includes our Customer Conduct Standards and sets out the core values and standards that the Group expects all employees and persons acting on behalf of it to observe. More information is available in the *Customers* section on page 85. Our Group Data Policy defines how we should manage data throughout its life cycle and employ the technology best suited for the business use cases. More information is available on page 118. Our Privacy Policy governs the protection of data and complies with the General Data Protection Regulation. More information is available on page 119.
Percentage of total products sold or shipped subject to recalls for safety and health reasons.	B6.1	As a life insurer, this is not applicable to our business.
Number of products and service related complaints received and how they are dealt with.	B6.2	37,589 (2021: 42,038). In 2022, complaints per 1,000 policies have remained broadly flat at 2 (2021: 2 complaints per 1,000 policies in force). More information on how we deal with customer complaints is available on page 89.
Description of practices relating to observing and protecting intellectual property rights.	B6.3	Prudential's brands, being the Prudential and Eastspring names and the Face of Prudence, are considered as our intellectual property. These are protected by a comprehensive process to maintain registered trademarks in the brand across all of the markets in which we operate. This is supported by a brand Co-existence Agreement with Prudential Financial and M&G plc. Where we see infringements of our brand, we take active steps to enforce our rights against third parties.

HKEX KPI Requirement	Indicator	Disclosure
Description of quality assurance process and recall procedures.	B6.4	A description of our quality assurance procedures is available in the *Customers* section on page 86. As a life insurer, product recall procedures are not relevant to our business.
Description of consumer data protection and privacy policies, and how they are implemented and monitored.	B6.5	Our Group Data Policy defines how we should manage data throughout its lifecycle and employ the technology best suited for the business use cases. More information is available on page 118. Our Privacy Policy governs the protection of data and complies with the General Data Protection Regulation. More information is available on page 119. Our Information Security Policy supports our resilient information security programme across the organisation and our commitment to protecting the data entrusted to us by customers.
Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to bribery, extortion, fraud and money laundering.	B7	More information on the following policies is available on page 166: > Anti-Bribery and Corruption Policy > Anti-Money Laundering and Sanctions Policy > Group Escalation Policy > Group Counter Fraud Policy In 2022, there were no confirmed instances of non-compliance in relation to such laws and regulations that would have a significant impact on the Group.
Number of concluded legal cases regarding corrupt practices brought against the issuer or its employees during the reporting period and the outcomes of the cases.	B7.1	Nil (2021: Nil).
Description of preventive measures and whistle-blowing procedures, and how they are implemented and monitored.	B7.2	More information is available in the *Whistleblowing* section on page 144.
Description of anti-corruption training provided to directors and staff.	B7.3	We provide training to our staff to ensure that they are familiar with international standards and best practice, as well as being well equipped to implement our policies in their respective markets. Training completion levels are monitored throughout the year.
Policies on community engagement to understand the needs of the communities where the issuer operates and to ensure its activities take into consideration the communities' interests.	B8	Our Community Investment Policy covers how we are committed to working with the communities in which we operate as active and supportive members. It also outlines our strategy for investing in the community and how we make investments and report against them.

<table>
<tr><th>HKEX KPI Requirement</th><th>Indicator</th><th>Disclosure</th></tr>
<tr><td>Focus areas of contribution.</td><td>B8.1</td><td>

Total cash contribution by area of focus %



Education
52%
51%
Social and welfare
39%
31%
Environment
0%†
2%
Cultural
0%†
0%
Other
1%
1%
Emergency relief
4%
7%
Health
3%
7%
Economic development
0%
1%
Payroll giving
0%†
0%
0%
20%
40%
60%
80%
100%

† While each rounds to 0% on an individual line basis, the sum of environment, cultural, and payroll giving contributes to 1% in total.

Total cash contribution by region %



Asia
95%
91%
United Kingdom
3%
5%
Africa
2%
4%
0%
20%
40%
60%
80%
100%

● 2022 ● 2021 (restated)

</td></tr>
<tr><td>Resources contributed to the focus area.</td><td>B8.2</td><td>

In 2022, in our continuous effort to improve our data disclosures, we made some changes to our reporting process. In 2021, we reported only on cash donations made to charitable organisations. From 2022, to reflect fully our actual community investment commitment, we are reporting broader spend related to our community initiatives, including spend with non-profit organisations, NGOs, social enterprises and other third-party suppliers. In 2022, the Group spent $12.2 million on our community investment programmes (2021 (restated): $9.9 million).

More information is available in the *Community Investment* section on page 134.

</td></tr>
</table>

SASB Insurance Standard

SASB Topic	Accounting metric	Code	Disclosure
Transparent Information and Fair Advice for Customers.	Total amount of monetary losses as a result of legal proceedings associated with marketing and communication of insurance product-related information to new and returning customer.	FN-IN-270a.1	$0.2m (2021: nil).
	Complaints-to-claims ratio.	FN-IN-270a.2	Total number of complaints received/total claims raised x 1,000 = 17 (2021: 25). Prudential believes that this metric is less applicable to the life insurance sector, and that a more appropriate metric is the number of complaints per 1,000 policies in force, which has remained broadly flat at 2 (2021: 2 complaints per 1,000 policies in force).
	Customer retention rate.	FN-IN-270a.3	89 per cent (2021: 89 per cent) (Excluding India, Africa, Myanmar and Laos).
	Description of approach to informing customers about products.	FN-IN-270a.4	More information on the way we communicate with customers and our approach to responsible marketing is available in the *Customers* section on page 87.
Incorporation of Environmental, Social, and Governance Factors in Investment Management.	Total invested assets, by industry and asset class.	FN-IN-410a.1	See tables below.

Total invested assets by asset class ($ million)	2022	2021
Debt	**63,359**	81,540
Loan	**2,481**	2,367
Equity securities and portfolio holdings in unit	**46,308**	48,448
Other financial instruments	**0**	0
Derivatives	**(462)**	212
Deposits including items classified as cash equivalents	**8,977**	5,351
Cash (as defined under IFRS)	**1,275**	1,112
Property	**67**	56
Total	**122,006**	139,086

Total invested assets by industry ($ million)	2022	2021
Basic materials	**1,311**	1,435
Communications	**3,621**	3,879
Consumer, cyclical	**2,585**	2,452
Consumer, non-cyclical	**4,807**	4,913
Energy	**3,081**	3,302
Financial	**18,433**	20,016
Funds	**6,024**	9,261
Government	**34,473**	46,102
Industrial	**2,515**	2,578
Other	**40,912**	40,205
Technology	**1,673**	1,807
Utilities	**2,571**	3,136
Total	**122,006**	139,086

SASB Topic	Accounting metric	Code	Disclosure
Policies Designed to Incentivize Responsible Behaviour.	Description of approach to incorporation of environmental, social, and governance (ESG) factors in investment management processes and strategies.	FN-IN-410a.2	We integrate ESG factors into all our investment decisions. This complements the traditional financial analysis we conduct, in order to better manage risk and generate sustainable long-term returns for our customers. ESG integration applies to the entire investment process, and all relevant Group investment teams are expected to demonstrate how ESG considerations are embedded into investment decisions. This includes our asset manager Eastspring, which recently updated its Responsible Investment Policy (www.eastspring.com/docs/librariesprovider2/responsible-investments/ri-policy-brochure-4-jan-2023.pdf) to align more closely with that of the Prudential Group, while also allowing flexibility for the investment strategies of third-party clients (ie non-Prudential clients).
	Net premiums written related to energy efficiency and low-carbon technology.	FN-IN-410b.1	As a life insurer, this metric is not applicable to our business.
	Discussion of products and/or product features that incentivize health, safety, and/or environmentally responsible actions and/or behaviors.	FN-IN-410b.2	As a life insurer, this metric is not applicable to our business.
Environmental Risk Exposure.	Probable Maximum Loss (PML) of insured products from weather-related natural catastrophes.	FN-IN-450a.1	As a life insurer, this metric is not applicable to our business.
	Total amount of monetary losses attributable to insurance payouts from (1) modeled natural catastrophes and (2) non-modeled natural catastrophes, by type of event and geographic segment (net and gross of reinsurance).	FN-IN-450a.2	As a life insurer, this metric is not applicable to our business.
	Description of approach to incorporation of environmental risks into (1) the underwriting process for individual contracts and (2) the management of firm-level risks and capital adequacy.	FN-IN-450a.3	As a life insurer, this metric is not applicable to our business.

SASB Topic	Accounting metric	Code	Disclosure
Systemic Risk Management.	Exposure to derivative instruments by category: (1) total potential exposure to noncentrally cleared derivatives, (2) total fair value of acceptable collateral posted with the Central Clearinghouse, and (3) total potential exposure to centrally cleared derivatives.	FN-IN-550a.1	(1) Total potential exposure to noncentrally cleared derivatives $28,375m (2) Total fair value of acceptable collateral posted with the Central Clearinghouse $1,459m (3) Total potential exposure to centrally cleared derivatives $17,306m
Activity Metric.	Total fair value of securities lending collateral assets.	FN-IN-550a.2	$0.12m
	Description of approach to managing capital and liquidity-related risks associated with systemic non-insurance activities.	FN-IN-550a.3	A description of our approach is covered in the Risk Report, under the discussion of the Group's principal risks.
	Number of policies in force, by segment: (1) property and casualty, (2) life, (3) assumed reinsurance.	FN-IN-000.A	Total policies in force, all in life segment: 17,058,744

TCFD index

TCFD recommendation	Prudential Group response	Location
Governance		
a. Describe the Board's oversight of climate-related risks and opportunities		
Guidance for All Sectors		
The processes and frequency by which the Board and committees are informed about climate-related issues.	The Board and committees oversee all aspects of ESG, including climate-related risks and opportunities, and provide rigorous challenge to management on progress against goals and targets. The 'ESG governance overview' section sets out the climate-related responsibilities which have been assigned to Board and committees, including the processes and frequency by which they are informed about climate-related issues. Our governance for responsible investment is disclosed in the 'Group responsible investment governance' section. Prudential treats climate risk as a cross-cutting amplifier of the existing standalone risk types in our enterprise risk management framework, as described in the 'Identifying, assessing, managing and responding to climate-related risks' section. Our enterprise risk management processes, which is how the Board and committees are informed on climate related matters, is described in the 'The risk governance' section.	ESG governance overview section on page 75. Group responsible investment governance on page 122. Identifying, assessing, managing and responding to climate-related risks on page 96. The Risk governance on page 51.
How the Board and committees incorporate climate-related issues into decision-making.	The Board and committees oversee all aspects of ESG, including climate-related risks and opportunities, with the Board having ultimate responsibility for determining strategy and prioritisation of key focus areas, as discussed in the 'ESG governance overview' section.	ESG governance overview section on page 75.
How the Board monitors and oversees progress against climate-related goals and targets.	The Board and committees ensure the Group maintains an effective risk management framework, which enables them to monitor and oversee progress against the Group's climate-related goals and targets as described in the 'ESG governance overview' section.	ESG governance overview section on page 75.
b. Describe management's role in assessing and managing climate-related risks and opportunities		
Guidance for All Sectors		
Climate-related responsibilities and accountability.	Management play an active role in assessing and managing climate-related risks and opportunities. Climate-related responsibilities have been assigned to management-level positions and committees, as described in the 'Managing the process' section. These committees report to the Board and Board committees, as described in the same section. Our governance for responsible investment is disclosed in the 'Group responsible investment governance' section.	Managing the process on page 75 Group responsible investment governance on page 122.
Organisational structure.	The climate-related organisational structure is included in the 'Management oversight' section.	Management oversight on page 75.
How management is informed about climate-related issues.	We have implemented appropriate processes by which management are informed about climate-related issues, as discussed in the 'Management oversight' section. Prudential treats climate risk as a cross-cutting amplifier of the existing standalone risk types in our enterprise risk management framework, as described in the 'Identifying, assessing, managing and responding to climate-related risks' section. Our enterprise risk management processes, which is how management is informed on climate related matters, is described in the 'The risk governance' section.	Management oversight on page 75. Identifying, assessing, managing and responding to climate-related risks section on page 96. The Risk governance on page 51.

TCFD recommendation	Prudential Group response	Location
How management monitors climate-related issues.	Our management committees actively monitor climate-related issues, as described in the 'Management oversight' section. Prudential treats climate risk as a cross-cutting amplifier of the existing standalone risk types in our enterprise risk management framework, as described in the 'Identifying, assessing, managing and responding to climate-related risks' section. Our enterprise risk management processes, which is how the management monitors climate related matters, is described in the 'Risk governance' section.	Management oversight on page 75. Identifying, assessing, managing and responding to climate-related risks section on page 96. The Risk governance on page 51.
Strategy		
a. Describe the climate-related risks and opportunities the organization has identified over the short, medium, and long term		
Guidance for All Sectors		
Definition of short-, medium-, and long-term time horizons.	We have defined the relevant short-, medium-, and long-term time horizons, as described in the 'Time horizons for climate' section.	Time horizons for climate on page 96.
Climate-related issues potentially arising in each time horizon.	We have identified the specific climate-related issues potentially arising in short-, medium- and long-term time horizons, as described in the 'Time horizons for climate' section.	Time horizons for climate on page 96.
Processes used to determine which risks and opportunities could have a material financial impact on the organization.	Our risk and strategy processes have identified climate-related risks and opportunities which could have a material financial impact on our organization, as described in the 'Identifying and assessing climate-related risks' section and the 'Identifying climate-related opportunities' section.	Identifying and assessing climate-related risks on page 96. Identifying climate-related opportunities on page 94.
Description of risks and opportunities by sector and/or geography.	We have identified specific risks and opportunities by sector and geography, as described in the 'Sectoral and regional impact on our current assets and insurance liabilities' section, the 'Regional impact on our operations' section and the 'Identifying climate-related opportunities' section.	Sectoral and regional impact on our current assets and insurance liabilities on page 99. Regional impact on our operations on page 101. Identifying climate-related opportunities on page 94.
b. Describe the impact of climate-related risks and opportunities on the organization's businesses, strategy, and financial planning		
Guidance for All Sectors		
How identified climate-related issues have affected our business, strategy, and financial planning.	We have considered the impact on the following: > products and services as described in the 'Identifying climate-related opportunities' section > supply chain and/or value chain, including carbon prices, in the 'Managing our direct operational environmental impacts' section, and the 'Carbon prices used in scenario testing' section > adaptation and mitigation activities in the 'Targets and progress made' section > investment in research and development in the 'Research partnerships' box > operations (including type of operations and location of facilities) in the 'Managing our direct operational environmental impacts' section > access to capital in the 'Impact on access to capital' section We did not have major strategic acquisitions or divestments during the year.	Identifying climate-related opportunities on page 94. Managing our direct operational environmental impacts on page 102. Carbon prices used in scenario testing on page 99. Targets and progress made on page 91. Research partnerships on page 95. Managing our direct operational environmental impacts on page 102. Impact on access to capital on page 95.
How climate-related issues serve as an input to our financial planning process.	Climate-related issues serve as an input to our financial and strategic planning, as described in the 'Impact on financial and strategic planning' section. These risks are prioritised using the processes described in the 'The Group's principal risks' and 'The risk governance' sections.	Impact on financial and strategic planning on page 95. The Group's principal risks on page 54. The Risk governance on page 51.

TCFD recommendation	Prudential Group response	Location
The impact of climate-related issues on financial performance.	We assess the potential impact of climate-related issues on our financial performance, as described in the 'Climate-related scenario testing' section. We use scenarios to assess the robustness of our financial and strategic planning, as described in the 'Impact on financial and strategic planning' section.	Climate-related scenario testing on page 98. Impact on financial and strategic planning on page 95.
Our plans for transitioning to a low-carbon economy.	We have made GHG emissions reduction commitments, as described in the 'Targets and progress made' section. We have identified specific activities for transitioning to a low-carbon economy, as set out throughout our Climate Transition Plan, given the forward looking nature of the activities.	Targets and progress made on page 91. Climate Transition Plan: www.prudentialplc.com/~/media/Files/P/Prudential-V13/esg-report/climate-transition-plan-2022.pdf
Supplemental Guidance for Asset Owners		
How climate-related risks and opportunities are factored into relevant investment strategies.	We use our strategic asset allocation process to factor in climate-related risks and opportunities, as described in the 'Identifying climate-related opportunities' section. We pursue these opportunities through our responsible investment approach, as described in the 'Responsible investment approach' section.	Identifying climate-related opportunities on page 94. Responsible investment approach on page 123.
c. Describe the resilience of the organization's strategy, taking into consideration different climate related scenarios, including a 2°C or lower scenario		
Guidance for All Sectors		
How our strategy is resilient to climate-related risks and opportunities.	We assessed the resilience of our strategy and financial plan against three different climate scenarios and have confidence that they remain viable, as described in the 'Impact on financial and strategic planning' section. The assessment considered scenarios both 2°C or lower and with increased physical climate-related risks, as described in the 'Climate-related scenario testing' section.	Impact on financial and strategic planning on page 95. Climate-related scenario testing on page 98.
How our strategy will be affected by climate-related risks and opportunities.	We recognise that our business purpose and strategy allows us to generate climate-related opportunities for the Group through the implementation of our strategic ESG framework, as described in the 'Identifying climate-related opportunities' section. We identify climate-related risks that affect our strategy, as described in the 'Identifying and assessing climate-related risks' section, and assess and manage these risks, as described in the 'Managing and responding to climate-related risks' section.	Identifying climate-related opportunities on page 94. Identifying and assessing climate-related risks on page 96. Managing and responding to climate-related risks on page 97.
How our strategy might change to address potential risks and opportunities.	We recognise that our business purpose and strategy might be impacted by climate-related opportunities through the implementation of our strategic ESG framework, as described in the 'Identifying climate-related opportunities' section. Our strategy may also be impacted by climate-related risks, as described in the Identifying and assessing climate-related risks' section, and assess and manage these risks, as described in the 'Managing and responding to climate-related risks' section.	Identifying climate-related opportunities on page 94. Identifying and assessing climate-related risks on page 96. Managing and responding to climate-related risks on page 97.
A description of the climate-related scenarios used.	We use climate-related scenarios, including below 2°C scenarios, as described in the 'Climate-related scenario testing' section. We identified the related time horizons, as set out in the 'Time horizons for climate' section.	Climate-related scenario testing on page 98. Time horizons for climate on page 96.
A description of how climate-related scenarios are used, such as to inform investments in specific assets.	We use our strategic asset allocation process to inform investments in specific assets, as described in the 'Identifying climate-related opportunities' section. The climate-related scenarios we use in the strategic asset allocation process are described in the 'Climate-related scenario testing' section. We pursue these opportunities through our responsible investment approach, as described in the 'Responsible investment approach' section.	Identifying climate-related opportunities on page 94. Climate-related scenario testing on page 98. Responsible investment approach on page 123.

TCFD recommendation	Prudential Group response	Location
Risk management		
a. Describe the organization's processes for identifying and assessing climate related risks		
Guidance for All Sectors		
Risk management processes for identifying and assessing climate-related risks.	We assess climate-related risks, as described in the 'Identifying, assessing, managing and responding to climate-related risks' section. We have appropriate enterprise risk management processes in place, including for determining the relative significance of climate-related risks in relation to other risks, as described in the 'The Group's principal risks' and 'The risk governance' sections.	Identifying, assessing, managing and responding to climate-related risks on page 96. The Group's principal risks on page 54. The Risk governance on page 51.
Existing and emerging regulatory requirements related to climate change.	We consider existing and emerging regulatory requirements related to climate change, as described in the 'Identifying, assessing, managing and responding to climate-related risks' section.	Identifying, assessing, managing and responding to climate-related risks on page 96.
Processes for assessing the potential size and scope of identified climate-related risks.	We have processes for assessing the size and scope of climate-related risks, as described in the 'The risk governance' section.	The Risk governance on page 51.
Definitions of risk terminology used or references to existing risk classification frameworks used.	Our risk classification framework, with our definitions of risk terminology used, forms part of our Group Risk Framework, as described in the 'The Risk governance' section.	The Risk governance on page 51.
Supplemental Guidance for Asset Owners		
Engagement activity with investee companies.	We have adopted an active and impactful approach to asset ownership, which emphasises direct and constructive dialogue with investee companies on sustainability and governance issues, as described in the 'Active ownership' section.	Active ownership on page 126.
b. Describe the organization's processes for managing climate-related risks		
Guidance for All Sectors		
Managing climate-related risks.	We have processes for managing and prioritising climate-related risks, as described in the 'Managing and responding to climate-related risks', 'The Group's principal risks' and 'The risk governance' sections.	Managing and responding to climate-related risks on page 97. The Group's principal risks on page 54. The Risk governance on page 51.
Positioning of our total portfolio with respect to the transition to a low-carbon energy supply, production, and use.	We have implemented decarbonisation and coal divestment targets to prepare the portfolio for the transition to a low-carbon economy, as described in the 'Targets and progress made' section. We have developed our responsible investment policy, including our six implementation strategies to actively manage our portfolio's positioning, as described in the 'Responsible investment approach' section.	Targets and progress made on page 91. Responsible investment approach on page 123.
c. Describe how processes for identifying, assessing, and managing climate-related risks are integrated into the organization's overall risk management		
Guidance for All Sectors		
Integrating climate-related risks into our overall risk management.	We identify, assess and manage climate related risks, as described in the 'Identifying, assessing, managing and responding to climate-related risks' section. These risks are integrated into our risk management framework, as described in the 'System of governance' and 'The risk governance' sections.	Identifying, assessing, managing and responding to climate-related risks on page 96. System of governance on page 51. The risk management cycle on page 52.

TCFD recommendation	Prudential Group response	Location
Metrics and targets		
a. Disclose the metrics used by the organization to assess climate-related risks and opportunities in line with its strategy and risk management process		
Guidance for All Sectors		
Key metrics used to measure and manage climate-related risks and opportunities.	We use a suite of key metrics to measure and manage climate-related risks and opportunities, as described in the 'Choice of metrics' section, including absolute and intensity metrics. The following metrics are provided: > Absolute Scope 1, Scope 2, Scope 3 in the 'Choice of metrics' section; > Internal carbon prices in the 'Carbon prices used in scenario testing' section; and > Proportion of executive management remuneration linked to climate considerations in the 'Directors' remuneration report'. We describe the following qualitatively: > Amount and extent of assets or business activities vulnerable to transition and physical risks in the 'Sectoral and regional impact on our current assets and insurance liabilities' section, and the 'Regional impact on our operations' section; > Proportion of revenue, assets, or other business activities aligned with climate-related opportunities in the 'Identifying climate-related opportunities' section; and > Amount of capital expenditure, financing, or investment deployed toward climate-related risks and opportunities in the 'Responsible investment approach' section, and the 'ESG integration' section.	Choice of metrics on page 93. Carbon prices used in scenario testing on page 99. Directors' remuneration report on page 226. Sectoral and regional impact on our current assets and insurance liabilities on page 99. Regional impact on our operations on page 101. Identifying climate-related opportunities on page 94. Responsible investment approach on page 123. ESG integration on page 125.
Metrics on climate-related risks associated with water, energy, and waste management.	We provide, where relevant and applicable, metrics on climate-related risks associated with water, energy, and waste management in the 'Hong Kong Stock Exchange requirements' section.	Hong Kong Stock Exchange requirements on page 146.
How performance metrics are incorporated into remuneration policies.	We incorporate climate-related performance metrics, as described in the 'Directors' remuneration report' section.	Directors' remuneration report on page 226.
The internal carbon prices we use as well as climate-related opportunity metrics.	We use carbon prices in our scenario testing, as described in the 'Carbon prices used in scenario testing' section.	Carbon prices used in scenario testing on page 99.
Metrics used to assess climate-related risks and opportunities.	We provide the metrics used to assess climate-related risks in the 'Choice of metrics' section. We discuss qualitatively the opportunities from products and services designed for a lower-carbon economy in the 'Identifying climate-related opportunities' section.	Choice of metrics on page 92. Identifying climate-related opportunities on page 94.
Metrics for historical periods.	We provide historical metrics in the 'Choice of metrics' section, so as to allow for trend analysis.	Choice of metrics on page 92.
Forward-looking metrics.	We qualitatively discuss forward-looking metrics in the 'Forward-looking metrics' section.	Forward-looking metrics on page 93.
Methodologies used to calculate or estimate climate-related metrics.	We describe the methodologies used to calculate our climate-related metrics in our Basis of Reporting, so as to provide a single consistent description of the methodologies.	Basis of Reporting: www.prudentialplc.com/~/media/Files/P/Prudential-V13/esg-report/basis-of-reporting-2022.pdf
Our Scope 1 and Scope 2 GHG emissions and appropriate Scope 3 GHG emissions.	We provide our Scope 1, Scope 2 and relevant Scope 3 GHG emissions in the 'Movement in our operational emissions' section.	Movement in our operational emissions on page 102.

TCFD recommendation	Prudential Group response	Location
Supplemental Guidance for Asset Owners		
Metrics considered in investment decisions and monitoring.	We use a suite of key metrics to assess climate-related risks and opportunities as well as for investment decisions and monitoring, as described in the 'Choice of metrics' section, where we provide also how these metrics have changed over time.	Choice of metrics on page 92.
Description of the extent to which assets we own and our funds and investment strategies, where relevant, are aligned with a well below 2°C scenario.	We qualitatively describe implied temperature rise, which can be used to describe the extent to which assets, funds and investment strategies are aligned with a well below 2°C scenario, in the 'Forward-looking metrics' section.	Forward-looking metrics on page 93.
Indication of which asset classes are included.	The asset classes included are detailed in our Basis of Reporting.	Basis of Reporting: www.prudentialplc.com/~/media/Files/P/Prudential-V13/esg-report/basis-of-reporting-2022.pdf
b. Disclose Scope 1, Scope 2, and, if appropriate, Scope 3 greenhouse gas (GHG) emissions, and the related risks		
Guidance for All Sectors		
How we calculate our Scope 1, Scope 2 and Scope 3 GHG emissions.	We calculate our GHG emissions in line with the GHG Protocol methodology, as described in our Basis of Reporting, so as to provide a single consistent description of the methodologies. We provide our full breakdown of Scope 1, Scope 2 and relevant Scope 3 GHG emissions, including industry-specific efficiency ratios, in the 'Movement in our operational emissions' section.	Movement in our operational emissions on page 102.
Our historical GHG emissions and associated metrics, a description of the methodologies.	We provide metrics for historical periods to allow for trend analysis in the 'Movement in our operational emissions' section. We describe the methodologies used to calculate the metrics in our Basis of Reporting, so as to provide a single consistent referable description of the methodologies.	Movement in our operational emissions on page 102. Basis of Reporting: www.prudentialplc.com/~/media/Files/P/Prudential-V13/esg-report/basis-of-reporting-2022.pdf
Supplemental Guidance for Asset Owners		
Disclosure of GHG emissions for assets we own and the weighted average carbon intensity (WACI).	We disclose the GHG emissions and WACI for our investment portfolio, as defined in our Basis of Reporting, in the 'Choice of metrics' section. The emissions are calculated in line with the PCAF Standard, as described in our Basis of Reporting, so as to provide a single consistent referable description of the methodologies.	Choice of metrics on page 92. Basis of Reporting: www.prudentialplc.com/~/media/Files/P/Prudential-V13/esg-report/basis-of-reporting-2022.pdf
Other carbon footprinting metrics we believe are useful for decision-making.	We qualitatively discuss other carbon footprinting metrics which we believe can be useful for decision-making, including forward-looking metrics, in the 'Forward-looking metrics' section.	Forward-looking metrics on page 93.
c. Describe the targets used by the organization to manage climate-related risks and opportunities and performance against targets		
Guidance for All Sectors		
Key climate-related targets.	We have set key climate-related targets, as described in the 'Targets and progress made' section, including the time frames for the targets, the base years from which progress is measured, and the key performance indicators used to assess progress made. We use both intensity metrics and absolute metrics.	Targets and progress made on page 91.
Interim targets.	We disclose our interim targets in aggregate in the 'Targets and progress made' section, which also includes the medium-term and long-term targets associated.	Targets and progress made on page 91.
Description of the methodologies used to calculate targets and measures.	We describe the methodologies used to calculate targets and measures in our Basis of Reporting, so as to provide a single consistent referable description of the methodologies.	Basis of Reporting: www.prudentialplc.com/~/media/Files/P/Prudential-V13/esg-report/basis-of-reporting-2022.pdf

Our Group-wide policies relating to our ESG Strategic Framework

ESG strategic pillar/enabler	Our Group-wide policies	Owner and date of last review
Making health and financial security accessible	To ensure we treat our customers fairly, management of conduct risks is key. Prudential mitigates conduct risk with robust controls, which are identified and assessed through the Group's conduct risk assessment framework, and regularly tested within its monitoring programmes. The Group Customer Conduct Risk Policy provides this framework and includes our Customer Conduct Standards, which set out the core values and standards that the Group expects all employees and persons acting on behalf of it to observe, and which further supports our ESG strategy. These values and standards include specific requirements regarding customers. In particular, the Group has committed to: > Treat customers fairly; > Provide and promote products and services that meet customer needs, are clearly explained and that deliver real value; > Maintain the confidentiality of our customer information; > Provide and promote high standards of customer service; and > Act fairly and in a timely way to address customer complaints and any errors we find.	Group Chief Executive Officer July 2022
Stewarding the human impacts of climate change	The Group Responsible Investment Policy articulates how ESG considerations are integrated into investment activities and processes in a consistent and coherent way. It describes our approach to ensure external commitments and internal targets on responsible investment are met and to ensure the different objectives of responsible investment are taken into consideration when making investment decisions.	Group Chief Executive Officer July 2022
	The Environment Policy outlines our approach to understand and manage the direct environmental impact of the Group. This covers our measurement, monitoring, review and reporting of issues associated with our environmental performance.	Group Chief Financial Officer July 2022
Building social capital	The Discrimination and Harassment Policy reflects our commitment to creating and maintaining a welcoming, supportive culture in which all can work in a friendly and professional working environment. This policy prohibits discrimination, harassment, bullying and other types of misconduct where the behaviour is contrary to Prudential's values and standards. Where our people experience or witness inappropriate behaviours, they are encouraged to report this via a range of available channels including their line manager, Human Resources, grievance procedures or Speak Out. Finally, the policy reinforces Prudential's zero-tolerance stance over retaliation against reporters of any concerns or for cooperating or participating in the investigation of a complaint.	Group HR Director July 2022
	The Diversity and Inclusion Policy sets out how we foster an inclusive workforce and ensure all our employees are treated fairly and feel valued, and together have the diversity in skill sets and backgrounds that enriches the organisation. Our policy considers a range of diversity aspects of our employees, including gender, age, ethnicity, disability, sexual orientation and background.	Group HR Director July 2022
	The Employee Relations Policy outlines the way we engage our employees and motivate them to achieve success for the Group, promoting positive relationships with employees, representative organisations and trade unions, and maintaining a positive reputation for the treatment of employees.	Group HR Director July 2022

ESG strategic pillar/enabler	Our Group-wide policies	Owner and date of last review
Building social capital (continued)	The Performance and Learning Policy sets out the importance of our people and frames how we invest in their development to deliver against our strategy and the future success of the organisation. This includes our Performance Management Framework.	Group HR Director July 2022
	The Recruitment Policy covers the Group's recruitment processes, reflecting fairness, equality of opportunities for all, and for all recruitment decisions to be made without bias and with due consideration. The Recruitment Policy aims to provide a set of principles to guide hiring for all involved across the organisation, introducing consistency in the process and decision-making across the Group while setting standards to enable oversight and improve quantitative and qualitative reporting of the recruitment process.	Group HR Director July 2022
	The Remuneration Policy outlines our effective approach to appropriately rewarding our employees in a way that aligns incentives to business objectives and performance, and enables the recruitment, retention and incentivisation of high-calibre employees in line with our risk appetite and Group Reward Principles.	Group HR Director July 2022
	The Talent Policy demonstrates how we attract, select and develop the best people for roles that will ensure high performance in the short term and improve the longer-term succession and talent pipelines. It sets out our fair and effective approach to pursuing this.	Group HR Director July 2022
	The Consensual Relationships Policy applies to consensual romantic and sexual relationships in the workplace. As a general principle, the Group does not seek to prevent relationships between the people in the organisation. The exception to this is that neither the CEO nor the CFO of Prudential or of any of its subsidiary entities or businesses, nor any of the Prudential country managers, is permitted to have a relationship with any other person at Prudential. Relationships with students or interns are also prohibited, whilst such persons are undertaking work for Prudential.	Group HR Director July 2022
	The Group Data Policy is centred on the principle that data must be well governed and effectively managed through its lifecycle. The Policy provides a data, business, people and technology framework, which defines how we should manage data throughout its lifecycle and employ the technology best suited for the business use cases.	Managing Director, Strategic Business Group July 2022
	The Privacy Policy governs the protection of data and complies with the General Data Protection Regulation. The Information Security Policy supports our resilient information security programme across the organisation and our commitment to protecting the data entrusted to us by customers.	Managing Director, Strategic Business Group July 2022
Responsible investment	The Group Responsible Investment Policy articulates how ESG considerations are integrated into investment activities and processes in a consistent and coherent way. It describes our approach to ensure external commitments and internal targets on responsible investment are met and to ensure the different objectives of responsible investment are taken into consideration when making investment decisions.	Group Chief Executive Officer July 2022

ESG strategic pillar/enabler	Our Group-wide policies	Owner and date of last review
Good governance and responsible business practices	The Group Code of Business Conduct sits at the heart of our Group Governance Manual and highlights the ethical standards that the Board expects of itself, our employees, our agents and others working on behalf of the Group. The Code sets out our values around ownership, partnership and stewardship, and the personal standards we adhere to in the areas of protection from financial crime, avoiding conflicts of interest, managing information, communicating as a Group and providing equality for our people. The Code is supported by a set of Group-wide principles and values that define how the Group expects business to be conducted in order to achieve its strategic objectives.	Group Chief Executive Officer November 2022
	The Group Risk Framework describes the Group's approach to risk management, and the key arrangements and standards for risk management and internal control that support the Group's compliance with Group-wide statutory and regulatory requirements.	Group Chief Risk and Compliance Officer July 2022
	The Anti-Bribery and Corruption Policy covers our values for reputation, ethical behaviour and reliability. As an organisation we are focused on financial practices that align to those values and we prohibit corruption or bribery within our working practices.	Group Chief Risk and Compliance Officer July 2022
	The Anti-Money Laundering and Sanctions Policy outlines how we prohibit money laundering or terrorist financing in our working practices, setting out how we establish parameters to prevent this taking place across the organisation and the commitment to comply with sanctions, laws and regulations by screening, prohibiting or restricting business activity, and following up through investigation.	Group Chief Risk and Compliance Officer July 2022
	The Security Policy has been replaced with several new policies. The Group Resilience Policy covers physical security, health and safety and business continuity management. The Group Escalation Policy sets the framework by which the Group can conduct investigations relating to a range of security issues. The Group Counter Fraud Policy supports our local businesses in the development of proportionate fraud systems to enhance fraud detection, protection and investigation. The Group Speak Out Policy sets out the framework and controls relating to whistleblowing.	Group Chief Risk and Compliance Officer July 2022
	The Tax Risk Policy includes our processes to manage tax-related risk, by identifying, measuring, controlling and reporting on issues considered an operational, reputational or regulatory risk.	Group Chief Financial Officer July 2022
	The Government Relations Policy outlines our position that as an organisation, we do not donate to political parties. This is defined as covering any political party or candidate or any other organisation that attempts to affect support for any political party. It is defined as covering any payment or gift or contribution, direct or indirect, as defined by the UK's Political Parties, Elections and Referendums Act 2000. The policy covers expenditure on engagement activity on public policy discussions and applies across the Group.	Group Chief Executive Officer July 2022

ESG strategic pillar/enabler	Our Group-wide policies	Owner and date of last review
Good governance and responsible business practices (continued)	The Third Party Supply and Outsourcing Policy covers how we manage and oversee our third-party arrangements, through due diligence/selection criteria, contractual requirements, the ongoing monitoring of such relationships, and reporting and escalation. The new policy also introduced "responsible supplier guidelines" which includes additional considerations for a supplier's environmental, social and governance practices in addition to existing supplier qualification requirements tied to their capabilities, competitiveness, and assessment of third-party risks. Additionally, the policy considers the requirements of the UK Modern Slavery Act and the principles of the UN's Universal Declaration of Human Rights.	Group Chief Financial Officer July 2022
Community engagement and investment	The Community Investment Policy covers how we are committed to working with the communities in which we operate as active and supportive members. It also outlines our strategy for investing in the community and how we make investments and report against them.	Group Chief Executive Officer July 2022

SECR Report

Our 2022 energy consumption and GHG emissions are disclosed below in accordance with the Streamlined Energy and Carbon Reporting (SECR) framework of the Companies Act 2006 (Strategic and Directors' Reports). No energy reduction projects were undertaken in the UK portfolio during 2022. Information on energy reduction initiatives across our Asian and African portfolio are included in the section on Managing our direct operational environmental impacts. More information on the methodologies used is available in the Basis of Reporting (available here: www.prudentialplc.com/~/media/Files/P/Prudential-V13/esg-report/basis-of-reporting-2022.pdf).

	2022		2021	
	UK and offshore	**Global (excluding UK and offshore)**	**UK and offshore**	**Global (excluding UK and offshore)**
Emissions from activities for which the company own and control, including combustion of fuel and operation facilities (Scope 1) tCO_2e	**123**	**1,522**	122	3,954
Emissions from purchase of electricity, heat, steam and cooling purchased for own use (Scope 2, location based) tCO_2e	**131**	**19,749**	122	36,516
Emissions from purchase of electricity, heat, steam and cooling purchased for own use (Scope 2, market based) tCO_2e	**219**	**16,719**	177	34,900
Total gross Scope 1 and Scope 2 emissions (location-based) tCO_2e	**254**	**21,272**	244	40,470
Intensity ratio: tCO_2e/m^2	**0.0222**	**0.0640**	0.0119	0.0850
Intensity ratio tCO_2e /fte	**1.5875**	**1.4028**	1.1675	2.3354
Energy consumption used to calculate above emissions: kWh (Scope 1)	**671,652**	**7,039,834**	663,621	19,252,400
Energy consumption used to calculate above emissions: kWh (Scope 2)	**638,894**	**32,849,795**	559,790	69,984,995

Note:
2021 Global (excluding UK and offshore) emissions data includes the US portfolio, Jackson operations, up to the demerger on 13 September 2021.

Non-financial information statement

We recognise that to help our customers get the most out of life, we need to take a long-term view on a wide range of issues that affect our business and the communities in which we operate. To do this, we maintain a proactive dialogue with our stakeholders to ensure that we are managing these issues sustainably and delivering long-term value. Further information on our engagement with our stakeholders can be found in our Section 172 Statement below.

The Group's Strategic Report, including the ESG report and the Section 172 Statement, includes information required by the non-financial reporting provisions contained in sections 414CA and 414CB of the Companies Act 2006. These reporting requirements are met in a number of sections of our annual report. The diagram below illustrates where the relevant material is presented.

ESG Strategic enabler:
Building social capital
PAGE 109 >

ESG Strategic enabler:
Good governance and responsible business practices
PAGE 140 >


Business model
PAGES 14 TO 15 >
Principal risks
PAGES 54 TO 63 >
Employees
Human rights
Governance, Group-wide policies and due diligence
PAGES 164 TO 167 >
Anti-bribery and anti-corruption matters
Social matters
Environmental matters

ESG Strategic enabler:
Good governance and responsible business practices
PAGE 140 >

ESG Strategic pillar:
Making health and financial security accessible
PAGE 78 >

ESG Strategic pillar:
Building social capital
PAGE 109 >

KPI:
Carbon emissions
PAGE 32 >

ESG Strategic pillar:
Stewarding the human impacts of climate change
PAGE 90 >

Streamlined Energy and Carbon Reporting (SECR) framework
PAGE 168 >

UK Companies Act, Section 172 Statement

The Board recognises the importance of considering all stakeholders in its decision-making.

Section 172 of the UK Companies Act 2006 (the Act) requires each Director to act in a way that he or she considers, in good faith, would be most likely to promote the success of the Company for the benefit of its members. This requires a Director to have regard to the interests of the Company's employees, its relationship with suppliers and customers and the impact of the Company's operations on the community and the environment, among other matters.

This statement details how the Board builds and maintains strong relationships with its stakeholders, how it understands their interests, needs and concerns and how the strength of these relationships is contributing to the Company's success. These stakeholder factors are also relevant in shaping Prudential's corporate culture.

Prudential's key stakeholders are its customers, investors, workforce, regulators, governments and wider society, and suppliers.

This section sets out how the Directors have considered the matters set out in Section 172 and forms the statement required under the Act.

Upon joining the Board, each Director is provided with an induction which includes a detailed briefing on Director duties, including those arising under Section 172 and an overview of the Group's stakeholders.

A briefing note reminding Directors of their Section 172 duties is made available to the Board at each of its meetings. Management who submit proposals to the Board for approval are required to address the Section 172 criteria in their papers, pointing out the potential impact on the Group's stakeholders, or how stakeholder views have been considered. This ensures that the Board is sufficiently briefed, and that materials support a robust discussion, with due regard to the impact a proposal may have on the Group's stakeholders.

Section 172 duties are considered in our Board succession planning and training materials. We ensure that we take account of any conflicts between different stakeholder concerns and resolve such conflicts as smoothly as possible at the highest level necessary.

A summary of the Board's stakeholder engagement activities in 2022 is set out below.



Customers

Why customers matter to Prudential

The Group's purpose is to help customers get the most out of life. We make healthcare affordable and accessible, delivering products and services which meet the diversity of people's needs. We protect people's wealth and grow their assets and we empower our customers to save for their goals. Our customers are at the heart of what we do.

How the Board engages and communicates with customers and understands their interests, needs and concerns

Our extensive distribution channels enable us to better understand and service customers' financial needs. Prudential engages directly with its customers through contact centres, dedicated account managers, face-to-face advice (where possible), mobile phone apps and telephone technical support teams. The development of Prudential's digital proposition, specifically the digital health app Pulse, has enabled Prudential to give its customers a greater range of services, including through partnerships with others.

The Board receives regular reports from business heads on issues affecting their customers, including the ongoing impacts of the macroeconomic environment and how the business is responding to customer needs in individual markets.

As part of the Board's visit to Singapore in April, the Board heard more about the 'We DO Family' campaign and met with customers and agents to hear directly about customer needs and how the Group's propositions, products and services are evolving to meet them. Board members also experienced how Pulse was being developed to enhance end-to-end customer journeys.

In May, the Board asked the Responsibility & Sustainability Working Group (RSWG) to give extra focus to looking at how the Group is demonstrating and embedding its customer-centric focus for new and existing customers.

The impact that engagement with customers has on Board decision-making

The outcome of our operational teams' engagement with customers is transmitted through the business and used to shape the design of our products and how and where we distribute those products, and ultimately to inform strategic decisions made at Board level. Decisions about which markets to access, what kind of products to offer and how to develop our agency force, our bank partnerships and our digital capabilities, are all driven by an understanding of what customers want, based on engagement with those customers.

Mindful of the impact of macroeconomic trends on the cost of living for our customers, the Board monitors persistency trends and discusses with management how products and services are being adapted to respond to changing customer needs.

The Board has actively discussed and supported the evolution of the digital strategy, and the customer and distribution strategies of individual businesses. The Group intends to build capacity to serve a greater number of customers and monitors progress towards this goal.



Investors

Why investors matter to Prudential

The Board is committed to the long-term delivery of shareholder returns through a combination of value appreciation and dividends, and to the delivery to credit investors of their contractual rights to servicing and principal. Securing our investors' trust through regular engagement promotes their ongoing investment and support.

How the Board engages and communicates with investors and understands their interests, needs and concerns

The Group seeks to maintain an open and active dialogue with investors. This ensures that the Group's strategy is well understood by the market and that investors' perspectives and concerns are communicated to the Board.

The Board is kept aware of major shareholder matters and concerns through a variety of sources including regular reporting by the Chief Executive Officer, the Group Chief Financial Officer and the Chief of Investor Relations.

The Chair holds an annual programme of engagement with major shareholders in respect of governance and strategic matters, with the Chair attending over 20 investor meetings in 2022.

The Chair updates the Board on key themes emerging from her meetings which, during 2022, included CEO succession, changes within the Board and leadership positions, various ESG topics and, following the strategic transformation of the Group, the Group's ability to execute its strategy and operate effectively in its key markets given the challenging macro and geopolitical environment.

The Remuneration Committee Chair conducts an annual engagement exercise with key shareholders and proxy agencies on the Directors' Remuneration Policy and its implementation and reports to the Committee in detail on the feedback provided and to the Board on key themes. The Committee's advisors also provide updates on major investor and proxy agency views which the Committee takes into account when making decisions.

The Senior Independent Director and the Committee Chairs also held meetings with investors during 2022 and all Directors attended the Annual General Meeting (AGM).

The Group's 2022 AGM adopted a hybrid approach, which allowed shareholders to attend either in person or virtually. Prudential will continue to offer this hybrid approach, which allows the greatest flexibility for all shareholders, including the growing number of Hong Kong-based shareholders who can now participate directly in shareholder decision-making.

During 2022, 371 meetings were held with 319 individual institutional investors in Asia, the US, UK and Europe. Of these 371 meetings, 141 were attended by either the Group Chief Executive or the Group Chief Financial Officer. These meetings took a variety of forms including one-on-one and group sessions, participation in panels, and walking tours organised in some cases by brokers. In Hong Kong, the Group carried out extensive face-to-face, online and radio interactions with stock commentators and retail brokers. In Europe, the Group uses a specialist firm to access under-serviced institutions, retail stockbrokers and private wealth management offices.

We also held 14 group and individual investor meetings as part of our roadshows following half-year 2022, including in-person meetings in Hong Kong with investors and stock commentators. During the third and fourth quarter, we attended Emerging Market investor conferences in Asia and had interactions with hedge funds, family private wealth offices and sovereign wealth funds as well as more traditional institutional investors.

Investor relations activity in 2023 is expected to include the introduction of Anil Wadhwani, the new Chief Executive Officer, and supporting analysts and investors with the new IFRS 17 accounting framework.

We will continue to host a number of tailored and thematic investor relations events during 2023 for investors and research analysts, including face-to-face meetings and live webcasts with business unit leaders.

We continue to support an increase in liquidity on the Hong Kong line of stock (ticker 2378 HK) including the facilitation of transfers of shareholdings from the London line and are engaging with both the Hong Kong Stock Exchange and market participants to achieve this.

Nearly half of our coverage analysts are now located in the Asia region. We will continue working with Asian-based research franchises to further increase the number of commentators located close to our operating markets and those who actively cover our Asian regional peers. At the same time we continue to provide support to the European research teams.

The impact that engagement with investors has on Board decision-making

The Board regularly discusses investor views as part of its decision-making and seeks to deliver long-term sustainable value for investors, whilst also taking into account the interests of other stakeholders. Regular engagement with investors by the Chair and management, with time allocated in each scheduled Board meeting for the reporting of feedback, ensured that their views were heard in the boardroom and that the Board's strategy and approach to key decisions was understood by investors.



Workforce

Why the workforce matters to Prudential
Our people have always been our most important asset and their engagement is fundamental to our ability to attract the people we want, retain our current employees and motivate them to achieve success for themselves and the Group. To support its strategic goals, the Board's focus is on creating a culture of inclusivity and diversity which supports the workforce and fosters an environment in which employees can connect, grow and succeed.

How the Board engages and communicates with the workforce and understands their interests, needs and concerns
The Board and Group Executive Committee (GEC) use a range of formal and informal methods to engage, communicate and understand the views of the workforce. In May 2021, the RSWG assumed responsibility for leading the programme of workforce engagement and, along with other Non-executive Directors, the RSWG participated in workforce engagement activities.

Prior to May 2021, the Board had appointed two 'Designated NEDs' as its main method for employee engagement. However, having reflected at that time on the experience of the Designated NEDs, the Board preferred to adopt a more collective approach. This enables more Directors to interact directly with the workforce, hear employees' views and questions, and help embed the organisational culture. The Board is satisfied that the current arrangements are effective and will continue to monitor them on a periodic basis.

A summary of key workforce engagement activities during the year is set out below. In addition to its direct engagement with the workforce, the Board receives regular updates on employee matters from the Chief Executive Officer, Group HR Director and local business leaders. The RSWG reviews in detail the output from the annual employment engagement survey and the Collaboration Jam and discusses follow-up actions with management, and this is also discussed at Board meetings.

Board visits
As part of the Board's visit to Singapore in April, Board members were able to spend time with management teams from Singapore, Indonesia and Malaysia, as well as from Head Office in Hong Kong and London and the India Joint Venture. The visit involved an extensive programme of interactive sessions which included a focus on 'colleagues, talent and capabilities'. Colleagues from Prudential Singapore hosted sessions that showcased how the company was bringing to life the Group's employee value proposition – Connect, Grow, Succeed – in order to prepare colleagues to better serve customers. The Board heard from the HR team and colleagues on how they were embedding the Group's purpose and culture in building a vibrant community that fosters innovation, collaboration, and diversity and inclusion.

The Board also heard directly from, and interacted with, members of the talent pools from Prudential Singapore and Eastspring and learnt more about how the organisation is helping them individually to Connect, Grow and Succeed.

In addition, holding Board meetings in person in London, Hong Kong and Singapore provided opportunities for Directors to engage with senior management and other colleagues and obtain direct insights into business operations, strengths and challenges, and how the Group's purpose and values are embedded in the business.

Collaboration Jam III
The Jam III was a 72-hour crowd-sourced conversation online, supported by external advisers HSM, with over 8,000 colleagues participating to explore themes around building a collective sense of identity and belonging.

A summary of insights emerging from the Jam was presented to the RSWG, including HSM's conclusions and recommendations. HSM provided insight into how the Group's values, brand and supportive culture were contributing towards a strong sense of belonging, particularly at a local level, and how further focus on networking, social connections and recognition was needed to progress this further at a Group-wide level. Participants had identified the critical role of senior leaders in helping to foster belonging as part of a wider Prudential and shared their views on the leadership behaviours required in order to build that greater sense of belonging.

The RSWG discussed with management effective ways of bringing people together across multinational organisations and how the desired leadership values and behaviours were being embedded through leadership development programmes.

Transformative journey graduation sessions
Various Board members participated in graduation sessions for groups of colleagues completing a leadership development programme designed to deepen participants' self-awareness and empower them to lead with authenticity and purpose.

Participating in these sessions gave Directors an opportunity to hear how leaders were being impacted by the programme and how it was supporting them in their leadership journeys. It also enabled them to assess the effectiveness of this key programme in developing future leaders who are strongly aligned with the Group's purpose and values. In light of the success of the programme and Board members' positive feedback, it will continue to be run in 2023.

Diversity & Inclusion Council meetings
The D&I Council is co-chaired by the Chief Executive Officer and the Group HR Director and comprises 17 leaders from across the Group. It is responsible for defining a global D&I strategy, promoting and championing D&I initiatives in respective businesses, and challenging the organisation.

The RSWG has been regularly updated on the Council's meetings and the Group's D&I initiatives. Through attendance at D&I Council meetings, Non-executive Directors have been able to see directly how the Council is fulfilling its role and gained a better understanding of the progress being made on initiatives in support of the Group's goal to empower employees and create a sense of belonging through respect and appreciation of differences.

Workforce continued

Focus on areas of staff attrition

The Board and RSWG have been regularly updated on any areas of heightened staff attrition levels and seek to understand the key drivers (external and internal) and the actions being taken by management to address them.

Given their significance to the Group, the RSWG focused in particular on the Hong Kong life business (PHKL) and Eastspring. Following presentations from management to the RSWG in July, Jeremy Anderson visited PHKL and Jeanette Wong and Chua Sock Koong visited Eastspring and met with small groups of employees in order to better understand workforce concerns and how these were being addressed. They provided feedback to local management teams and agreed follow-up actions where appropriate.

The impact that engagement with the workforce has on Board decision-making

The Board and RSWG discussed with management the output of the annual Group-wide employee engagement survey and the Collaboration Jam and how feedback was being addressed in people initiatives. They also received regular updates on people issues and discussed with management the various ongoing initiatives to support the workforce, including to support staff wellbeing, to embed the Group's values and desired behaviours throughout the organisation, and to develop talent and a diverse and inclusive workplace. Employee areas of focus are set out in more detail in the ESG Report on pages 109 to 116.

Through these engagements, the Board has gained deeper insight into the Group's operations across different markets, the strengths of the local businesses and the challenges they face; how well the Group's purpose and values are embedded within the leadership and across the business; as well as issues that are affecting employees. Conversely, employees have had an opportunity to gain a better understanding of the Board's perspective and areas of interest, and to provide direct feedback on matters of importance to them or their area of the business.



Regulators

Why regulators matter to Prudential

Regulators regulate and supervise the insurance and asset management industries, promote its general stability and protect policyholders.

Prudential operates in highly regulated markets and is committed to maintaining a constructive and open relationship with all of its regulators to ensure mutual trust, respect and understanding.

How the Board engages and communicates with regulators and understands their interests, needs and concerns

Prudential is a designated insurance holding company under the Hong Kong Insurance Authority's (IA) Insurance Ordinance and is subject to the Hong Kong IA's Group-wide Supervision (GWS) Framework.

In November 2022, members of the Board and the GEC engaged in discussions with the Regulatory College of Supervisors, which includes regulators from the key markets in which we operate, on the Group's strategy and key business initiatives. Feedback from the Regulatory College of Supervisors will be presented to the Board by the Hong Kong IA in early 2023, allowing the Board to engage directly with the Hong Kong IA on the concerns and focus areas identified by the Regulatory College of Supervisors. In addition to the main Regulatory College meeting, at the Hong Kong IA's request, information sharing sessions were held during the course of the year in which management presented to College members on IFRS 17, conduct risk, Group top risks, and Pulse/Digitalisation.

In addition, Directors, GEC members (in particular the Group Chief Risk & Compliance Officer) and other key persons in control functions meet with the Hong Kong IA on a periodic basis and an agreed range of Board management information is shared with the Hong Kong IA. Discussions cover areas such as capital, risk management, updates on key projects, leadership changes, and governance issues impacting Prudential and the industry.

The Board receives regular updates on our key engagements with the Hong Kong IA and on their views and areas of focus.

The impact that engagement with regulators has on Board decision-making

During 2022, the Board discussed and approved various matters and documents required under the GWS Framework, including the Group's Own Risk and Solvency Assessment. The direct engagement that the Board has with the Hong Kong IA and other regulators, along with the reporting to the Board on matters relating to the Hong Kong IA and other regulators, allows the Board to take the regulator's concerns into account in their decision-making and oversight of the Group.



Governments and the wider society

Why governments and wider society matter to Prudential
Governments and policymakers in the markets in which we operate are key stakeholders, setting and shaping the business and policy environment for the products and services we deliver, the investments we make, and the value we can contribute to individuals, families, communities and the wider economy.

As part of our commitment to help people get the most out of life, we support communities where we operate, by making healthcare affordable and accessible, offering savings and protection products, paying tax revenues and delivering community support activity, including through the work of the Prudence Foundation.

How the Board engages and communicates with governments and wider society and understands their interests, needs and concerns
Governments
We engage with governments in a range of ways, directly and through industry and membership organisations. This engagement helps us to better understand and inform approaches to international and local-level policy and regulations, and to support and contribute to sector and economic developments across the markets in which we operate. The Board regularly receives and discusses reporting on government, political and regulatory developments from the Director of Group Government Relations.

Through 2022, as it became easier to travel and meet again in person, we benefited from opportunities to meet with governments and policymakers from across Asia and Africa, to discuss their priorities, including for insurance and asset management, financial inclusion, sustainable finance, pandemic recovery, healthcare, and technology. We participated in a number of government and regulatory dialogues and consultations, including responding to the strong focus on the role of the financial sector in a just and inclusive transition, particularly advocating and engaging on the range of issues set out in our Just and Inclusive Transition White Paper. Prudential's Chair met with a range of government stakeholders during the World Bank and IMF Annual Meetings, as well as contributing to wider financial sector government engagement as a member of the Board of the IIF.

Prudential continued to engage through the UK government's COP26 Presidency in 2022, through to the Egyptian-hosted COP27 Summit with a particular focus on transition finance and the role of the private sector in supporting a just and inclusive transition in emerging markets. Working towards COP27, we engaged with the UN, especially the High-Level Climate Champions, and through organisations such as the Glasgow Financial Alliance for Net Zero and non-governmental partners. Further details in respect of the Group's engagement with industry bodies and regional advocacy work in support of a just transition is set out in the ESG Report, pages 104 to 108.

In 2023, we will be supporting existing partnerships such as the UN-convened Net Zero Asset Owner Alliance, Insurance Development Forum and High Level Champions ahead of COP28.

Wider society
Alongside the work we do to engage with governments, we engage directly with the communities in which we operate.

Our approach to community investment and engagement is guided by our Group-wide Community Investment Policy and the Group's ESG strategy. Within this framework, our businesses have the autonomy to manage their own community investment programmes. The Prudence Foundation regularly reviews our strategy and funding for community investment programmes with the aim of maximising positive outcomes in the regions where we operate. The RSWG oversees our community engagement and investment activities on behalf of the Board. In 2022, the RSWG received detailed updates on the activities of the Prudence Foundation and its aspirations for 2023 and beyond, and discussed the alignment of the Foundations' objectives to the Group ESG strategy and how to assess the impact of its activities. In addition, the Board met with leaders from the Prudence Foundation and local partners to hear about the impact the Foundation is having in improving financial literacy through its flagship Cha-Ching programme.

As Covid-19 moved from a pandemic to endemic disease in many of our markets through 2022, we worked to understand the specific impacts and concerns in our communities and contribute in a meaningful way, including further contributions through our Covid-19 Relief Fund, alongside the Prudence Foundation's community initiatives focused on safety, disaster response, and financial literacy.

The impact that engagement with the government and wider society has on Board decision-making
Engagement with governments contributes to better understanding and analysis at the Board of the role we can play in our chosen markets and the impact of public policy and regulation on our strategy, the design and delivery of our products and services, and our investments. It helps to inform the Board's opportunity and risk analysis and to better understand where we can contribute to public policy goals.

In the critical area of climate change, engagement with governments and wider society has informed our approach to our ESG strategy and specifically the pathways for each of our markets, the challenges and opportunities, and the realities of securing a just energy transition alongside wider development goals. As part of its deep-dive discussion on the Group's approach to climate change, whilst recognising that some investors may want to see the Group go further in terms of divestment, the Board agreed the Group's positioning as a supporter of a just and inclusive transition. This is in line with the Group's purpose and considered to be in the best interests of the Group's stakeholders taken as a whole.



Suppliers

Why suppliers matter to Prudential

Prudential uses third-party suppliers and outsourcing providers to allow us to focus on our core business strengths and reduce costs. We believe that the conduct of our suppliers reflects on us, and has the potential to impact our standing, branding and reputation within the communities in which we operate.

How the Board engages and communicates with suppliers and understands their interests, needs and concerns

Modern slavery

Prudential is committed to ensuring that slavery, human trafficking, child labour or any other abuse of human rights has no place in our organisation or supply chain. Management continue to carry out a range of activities to enhance the Group's approach to modern slavery, not least through the implementation of responsible supplier risk assessments and due diligence requirements within the Group Third Party Supplier and Outsourcing Policy (GTPSO). Our systems include due diligence checks in order to assess the risk of dealing with a supplier that may be engaged in malpractice. We pay particular attention to low-skilled labour areas which are known 'hot spots' for Modern Slavery such as cleaning, catering and clothing manufacture.

Payment terms

In order to demonstrate Prudential's ongoing commitment to supporting its supply chain, through the difficult trading circumstances triggered by the global pandemic, Prudential continued to provide payment assistance in 2022 to our small suppliers.

Prudential's standard contractual payment terms in the UK provide for payment to suppliers within 30 days after the invoice date. In the most recent reporting period ending 31 December 2022, the average time taken to pay invoices was consistent at 29 days. For smaller suppliers with under 100 employees, our Small Supplier Accelerated Payment Scheme aims to pay suppliers in as little as 10 days after the invoice date. The Scheme has now benefited over 190 small suppliers since launch with payments of over £7 million in 2022 to bring the total since launch to £20 million.

The impact that engagement with suppliers has on Board decision-making

The GTPSO Policy, which was approved by the Risk Committee, introduced Responsible Supplier Guidelines, which further promote the development of a sustainable and ethical supply chain, with a particular emphasis on conducting due diligence on a service provider's position and compliance with human rights, ethical and safe labour practices and local labour laws and wage standards for spend in categories considered to be of higher risk.

Following discussion by the RSWG, the Board decided to provide within the Company's Modern Slavery Transparency Statement, on a voluntary basis, additional detail in respect of the steps we are taking to detect and prevent Modern Slavery occurring within the Group's supply chain in Asia and Africa, not just in the UK. For more information, please refer to our most recent Modern Slavery Statement on our website.

Strategic report approval by the Board of Directors

The strategic report set out on pages 8 to 175 is approved by the Board of Directors.

Signed on behalf of the Board of Directors



Anil Wadhwani
Chief Executive Officer

15 March 2023

Governance







"We want to ensure that our governance is an enabler of, and support to, Anil and the senior management team's success in leading the company to deliver on the promise of our growth strategy to create long-term value for our shareholders and to serve all our stakeholders."

2022 was a year when we completed a period of significant corporate transactions and restructuring that has transformed Prudential. I would like to thank my fellow Board members, retired and current, for their commitment, hard work and support throughout the year and, indeed, since this phase of radical change began.

The appointment of our new Chief Executive Officer, Anil Wadhwani, completed the shift of Prudential's management to Asia, reflecting our transformation to focus on the growth markets there and in Africa. Given the importance of the decision to the future success of the company, all Non-executive Directors were involved in the decision-making process that resulted in Anil's appointment. Building on previous work by the Nomination & Governance Committee, the Board conducted a thorough and robust search process, considering the best internal and external talent with the support of the external search firm, Egon Zehnder. Candidates were interviewed by all Non-executive Directors and subject to full independent assessments and extensive referencing. Our key criteria were deep understanding of, and operating experience in, insurance across our key Asian markets and the skills to lead and develop a customer-centric, performance-driven culture. Following an extensive and rigorous search, the Non-executive Board members unanimously identified Anil as the best candidate. He has more than 30 years' experience, predominantly in Asia, including in insurance and as a customer-centric people leader with a strong track record of creating and driving a culture of success, significant and proven digital experience, and the leadership skills required to take the company through the next phase of its journey, building on the strong platform that we have created.

Alongside this key management change, we recognised some time ago that the changes to our organisational focus and footprint meant changing the composition, focus and culture of the Board and its committees. These continuing changes are set out in the Nomination & Governance Committee report. As the Board composition has changed to reflect the Group's transformation, we have worked to ensure we do not lose the experience and insights gained from our long-standing commitment to strong governance as a core pillar of our resilience.

In transforming the business and the Board, we benefited hugely from the greater ability to travel through the course of the year, with the return of in-person engagement and interaction, building and re-building personal connections as a Board and with our management teams across the Group. This enabled us to better understand the different perspectives and expectations of a range of stakeholders who are important to our success as a business.

As well as its composition, the Board's agenda and ways of working have also changed to reflect the transformed company's needs. Through 2022, we continued to conduct deep dives into each market presented by local leadership on a rotating basis to enable a clearer understanding of the performance, strategy, opportunities and risks facing each of the businesses, as well as increasing dialogue between Group and subsidiary boards to share understanding and experience. We received regular updates on cross-cutting issues so the Board could support management as they enhanced the operational focus, synergies and risk management across the Group to realise the promise of our re-focused strategy, which was energetically led by Mark FitzPatrick through the year.

These subjects have included agency productivity, bank distribution, our technology strategy, digital adoption opportunities and challenges, trends in persistency and its implications, and people issues such as how we are managing stress, well-being and attrition, and the impact of the pandemic and cost of living crisis on our customers. We ensured appropriate time and consideration was given to understanding the impact of regulatory changes affecting the Group, particularly IFRS 17, and risks such as those relating to cyber security.

As I reported last year, we created the Board Responsibility & Sustainability Working Group (RSWG) in 2021 with particular focus in its first phase on how we created, embedded and reported on Prudential's role in, and targets for, a just and inclusive transition on climate change, and on people issues.

In 2022, our attention to climate change continued unabated. With our climate change policies more mature, we were able to move the oversight of environmental and climate-related issues, including the Group's external commitments and their embedding into the business, into the regular agenda of the Risk Committee, with its terms of reference updated to ensure a holistic approach to this area.

Following detailed discussions at the Board of our approach to climate change, and the progress towards the Group's externally communicated climate-related commitments set out in our 2022 ESG Report, recognising the evolving expectations of stakeholders, the Board agreed the need for clear communication around Prudential's role in emerging markets. As a significant investor and asset owner with long-term investment horizons and liabilities, we believe we are in a position to support a just and inclusive transition for and within emerging markets. We articulated this in 2022 through the development of a white paper which defined the case for a just and inclusive transition, and its place in meeting the Paris Agreement. The paper explored case studies and further actions required, both from ourselves, the wider market and a range of stakeholders.

With climate now under the terms of reference of the Risk Committee, we have changed the RSWG to include focus on Customers and Digital, in addition to its existing role with respect to People, Culture and Communities. These are deeply inter-linked issues at the heart of our future success: for example, how we ensure truly embedded customer-centricity as the critical underpinning of our business and conduct; how we use technology to support our people and agents to deliver for our customers better; and how our culture, talent and capabilities need to develop in order to deliver these objectives and be nurtured through the pressures and stretch of change.

With Alice Schroeder's departure, George Sartorel now chairs the RSWG. Arijit Basu and Claudia Suessmuth Dyckerhoff were appointed to the RSWG on joining the Board, with Jeremy Anderson stepping down from it on 31 March 2023 after the publication of the ESG Report, in light of his appointment as Senior Independent Director from the AGM in May 2023.

Focus in 2023

With Anil's arrival, we want to ensure that our governance is an enabler of, and support to, his and the senior management team's success in leading the company to deliver for our customers, invest in our capabilities, technology and people, and realise the promise of our growth strategy to create long-term value for our shareholders and to serve all our stakeholders.

We will continue to work on developing a performance-driven culture, aligned to our values and necessary to support our transformation. This underpins the ways we work, ensuring we have the diversity of experience and perspectives, with our people truly included and supported in their ambitions, able to contribute fully to the company and, critically, to serve our customers.

Given the external challenges I described in my opening statement, we are focused on the careful management of key risks which are set out further in the Risk Committee report, as well as adapting to changes in regulatory and reporting requirements such as IFRS 17, which is discussed further in the Audit Committee report.

I look forward to welcoming you at our Annual General Meeting at 10.30 UK /17.30 HK on 25 May.



Shriti Vadera
Chair

Board of Directors

Changes to the Board

Chief Executive Officer and Chief Financial Officer

Mike Wells retired from his role as Group Chief Executive and stepped down from the Board on 31 March 2022. Mark FitzPatrick, previously Group Chief Financial Officer and Chief Operating Officer, took up the role of Group Chief Executive on an interim basis until 24 February 2023 when he stepped down from the Board. On 25 February 2023, Anil Wadhwani joined the Board and assumed the role of Chief Executive Officer.

James Turner, who performed the role of Group Chief Risk and Compliance Officer since 2018, became Group Chief Financial Officer on 1 April 2022 when Mark took up the role of Group Chief Executive on an interim basis. On 16 November 2022, Prudential announced a change to the structure of the Board composition and the role of Group Chief Financial Officer is no longer a Board role, effective from 1 January 2023. James continues as a member of the Group Executive Committee.

Non-executive Directors

As part of the regular refresh of Board membership, a number of Non-executive Directors reached the end of their tenure and were succeeded by new Directors with skills required to execute the Group strategy going forward. Each Director's relevant skills and experience is set out in their biography and more information on succession planning can be found on pages 205 to 207.

- Alice Schroeder and Anthony Nightingale retired from the Board at the conclusion of the last Annual General Meeting (AGM) on 26 May 2022.
- Philip Remnant and Tom Watjen will retire from the Board following the conclusion of the next AGM on 25 May 2023. Jeremy Anderson will succeed Philip as Senior Independent Director at the conclusion of the 2023 AGM.
- On 14 January 2022, George Sartorel joined the Board.
- On 1 September 2022, Arijit Basu joined the Board.
- On 1 January 2023, Claudia Suessmuth Dyckerhoff joined the Board.

The composition of the Prudential Corporation Asia Limited board of directors mirrors the Prudential plc Board.

Changes to Board Committee and Working Group membership:

Audit Committee

- On 1 May 2022, Chua Sock Koong stepped down from the Audit Committee.
- On 1 September 2022, Arijit Basu joined the Audit Committee.

Nomination & Governance Committee

- On 1 May 2022, George Sartorel and Chua Sock Koong joined the Nomination & Governance Committee and Tom Watjen stepped down from the Committee.
- On 16 November 2022, Jeremy Anderson joined the Nomination & Governance Committee.

Remuneration Committee

- On 1 May 2022, Ming Lu joined the Remuneration Committee.
- On 26 May 2022, Chua Sock Koong succeeded Anthony Nightingale as Chair of the Remuneration Committee. Sock Koong served on the Remuneration Committee as a member since May 2021.

Risk Committee

- On 1 May 2022, George Sartorel joined the Risk Committee and Ming Lu stepped down from the Committee.
- On 1 January 2023, Claudia Suessmuth Dyckerhoff joined the Risk Committee.

Responsibility & Sustainability Working Group

- On 1 May 2022, George Sartorel joined the RSWG and succeeded Alice Schroeder as Chair of the RSWG on 26 May 2022, following her retirement at the conclusion of the AGM.
- On 1 September 2022, Arijit Basu joined the RSWG.
- On 1 January 2023, Claudia Suessmuth Dyckerhoff joined the RSWG.
- On 31 March 2023, Jeremy Anderson will step down from the RSWG.

Committee and Working Group membership

- A Audit Committee
- Ri Risk Committee
- Re Remuneration Committee
- N Nomination & Governance Committee
- Rs Responsibility & Sustainability Working Group
- ● Committee Chair

Chair and Chief Executive Officer



Shriti Vadera
Chair
Age: 60
N

Appointments
- Board: May 2020
- Chair of the Board: January 2021
- Chair of the Nomination & Governance Committee: January 2021 (member since May 2020)

Shriti is a standing attendee at meetings of the Audit, Remuneration and Risk Committees and the RSWG.

Relevant skills and experience
Shriti brings senior boardroom experience and leadership skills at complex organisations, including extensive experience in the financial services sector, with international operations and at the highest level of international negotiations between governments and in multilateral organisations. She contributes her wide-ranging and global experience in economics, public policy and strategy, as well as her deep understanding and insight into global and emerging markets and the macro-political and economic environment.

Shriti was chair of Santander UK Group Holdings, Senior Independent Director at BHP and a Non-executive Director of Astra Zeneca. Between 2009 and 2014, she undertook a wide range of assignments, such as advising the South Korean Chair of the G20, two European countries on the Eurozone and banking crisis, the African Development Bank on infrastructure financing and a number of global investors and sovereign wealth funds on strategy and economic and market developments.

From 2007 to 2009, Shriti was a Minister in the UK government, serving in the Cabinet Office, Business Department and International Development Department. She led on the UK government's response to the global financial crisis and its Presidency of the G20. From 1999 to 2007 she was a member of HM Treasury's Council of Economic Advisers.

Shriti's career began with 15 years in investment banking with SG Warburg/UBS, where she had a strong focus on emerging markets. Shriti holds a Bachelor's Degree in Philosophy, Politics and Economics from Oxford University.

Current key external appointments
- Chair, The Royal Shakespeare Company
- Institute of International Finance, Board Member



Anil Wadhwani
Chief Executive Officer
Age: 54

Appointments
- Board: February 2023
- Chief Executive Officer: February 2023

Anil is a standing attendee at meetings of the Audit, Nomination & Governance, Remuneration and Risk Committees and the RSWG.

Relevant skills and experience
Anil is a global financial services leader with more than 30 years' experience, predominantly in Asia, combining strategic vision and execution in some of the world's biggest companies. Most recently, as CEO of Manulife's Asia region, he successfully grew and transformed its diversified and multi-channel business with significant market share gains in many key markets and made it the company's largest source of core earnings. Anil also has significant and proven digital experience, having driven the modernisation of technology platforms across 13 markets in Asia in his previous role.

Prior to this he spent 25 years with Citi in Asia Pacific, EMEA and the US, in a number of consumer financial services roles. Anil holds a Master's Degree in Management Studies from the Somaiya Institute of Management Studies and a Bachelor's Degree in Commerce from the Narsee Monjee College of Commerce and Economics.

Non-executive Directors



Lord Remnant (Philip) CBE FCA
Senior Independent Director

Age: 68

A N Re

Appointments
- Board: January 2013
- Senior Independent Director: January 2013
- Audit Committee (since January 2013)
- Nomination & Governance Committee (since January 2013)
- Remuneration Committee (since January 2013)

Philip is due to retire from the Board at the conclusion of the AGM on 25 May 2023.

Relevant skills and experience
Philip is a chartered accountant and brings substantial advisory, regulatory and listed company experience to the Board, having worked in senior roles across the financial services sector, including asset management, in the UK and Europe.

Philip was formerly a senior adviser at Credit Suisse and a Vice Chairman of Credit Suisse First Boston Europe and Head of its UK Investment Banking Department. He was twice seconded to the role of Director General of the Takeover Panel and in May 2022 he retired from the Takeover Panel after serving as Deputy Chair for ten years.

Philip also held the office of Chair of The City of London Investment Trust plc and of M&G Group Limited and served on the board of Severn Trent plc.

In 2008, Philip was Chair of the Shareholder Executive of the UK government. He served on the board of Northern Rock plc as one of two government appointed directors and on the board of UK Financial Investments Limited.

Philip was awarded a CBE in 2011 for services to the financial services industry and to the public sector. He is a fellow of the Institute of Chartered Accountants in England and Wales and holds a Master's Degree in Law from Oxford University.

Current key external appointments
- Chair, Coutts & Co
- Member of the House of Lords



Jeremy Anderson CBE
Independent Non-executive Director

Age: 64

Ri A N Rs

Appointments
- Board: January 2020
- Chair of the Risk Committee: May 2020 (member since January 2020)
- Audit Committee (since January 2020)
- Nomination & Governance Committee (since November 2022)
- Responsibility & Sustainability Working Group (until 31 March 2023)

Jeremy will succeed Philip Remnant as Senior Independent Director with effect from the conclusion of the AGM on 25 May 2023, subject to re-election by shareholders.

Relevant skills and experience
Jeremy brings to the Board substantial leadership experience in the financial services sector across Asia. He has extensive technical audit and risk management skills and experience, particularly with regard to multinational companies.

Jeremy was formerly the Chairman of Global Financial Services at KPMG International having previously been in charge of its UK Financial Services Practice and held roles including Head of Financial Services KPMG Europe, Head of Clients and Markets KPMG Europe and CEO of KPMG's UK consulting business. Jeremy served as a member of the Group Management Board of Atos Origin and as Head of its UK operations. Jeremy also served on the board of the UK Commission for Employment and Skills.

Jeremy was awarded a CBE in 2005 for his services to employment. He holds a Bachelor's Degree in Science (Economics) from University College London.

External listed company directorships
- Senior Independent Director, UBS Group AG (including its subsidiary, UBS AG)

Other current key external appointments
- The Kingham Hill Trust (trustee)
- The Productivity Group (non-executive director)

Committee members

A Audit Committee	N Nomination & Governance Committee
Ri Risk Committee	Rs Responsibility & Sustainability Working Group
Re Remuneration Committee	● Committee Chair



Arijit Basu
Independent Non-executive Director

Age: 62

A Rs

Appointments

- Board: September 2022
- Audit Committee (since September 2022)
- Responsibility & Sustainability Working Group (since September 2022)

Relevant skills and experience

Arijit has extensive experience in the banking and insurance industries in India following a career at State Bank of India (SBI) spanning nearly 40 years.

Arijit retired as the managing director of SBI in September 2020 having joined in 1983. During his career, he held a number of senior positions at the bank, across retail, corporate and international banking, business process re-engineering, IT and risk management. He was managing director and chief executive officer of SBI Life Insurance Company (a subsidiary of SBI), one of India's leading life insurers, from 2014 until 2018 and took it public in 2017.

Since his retirement from SBI, Arijit has acted as a consultant, including advising the Life Insurance Corporation of India on its 2022 IPO.

Arijit is a Certified Associate of the Indian Institute of Bankers. He holds a Master's Degree in History and a Bachelor's Degree in Economics from the University of Delhi.

Current key external appointments

- Chair, HDB Financial Services Ltd
- Academic Advisory Council of the Reserve Bank of India (member)
- Peerless Hospitex Hospital and Research Center Ltd (non-executive director)



Chua Sock Koong
Independent Non-executive Director

Age: 65

Re N

Appointments

- Board: May 2021
- Chair of the Remuneration Committee: May 2022 (member since May 2021)
- Nomination & Governance Committee (since May 2022)

Sock Koong served as a member of the Audit Committee from May 2021 until May 2022.

Relevant skills and experience

Sock Koong has more than 30 years' experience in business leadership, operations, information technology and digitalisation throughout Asia.

From 2007 to 2020, Sock Koong was Chief Executive Officer of Singapore Telecommunications Limited (Singtel), Asia's leading communications technology group, having previously held a number of senior roles at the firm, including Treasurer, Chief Executive Officer International and Group Chief Financial Officer, where she was responsible for Singtel's financial functions, including treasury, tax, insurance, risk management and capital management.

Sock Koong is a Fellow Member of the Institute of Singapore Chartered Accountants and a Chartered Financial Analyst. She holds a Bachelor's Degree in Accountancy from the University of Singapore.

External listed company directorships

- Bharti Airtel Limited (including its parent Bharti Telecom Limited)
- Royal Philips NV
- Ayala Corporation

Other current key external appointments

- Cap Vista Pte Ltd (non-executive director)
- Defence Science and Technology Agency (non-executive director)
- Deputy Chair, The Singapore Public Service Commission
- The Singapore Council of Presidential Advisers (member)

Non-executive Directors / continued



David Law ACA
Independent Non-executive Director

Age: 62

A Ri Re

Appointments
- Board: September 2015
- Chair of the Audit Committee: May 2017 (member since September 2015)
- Risk Committee (since May 2017)
- Remuneration Committee (since February 2021)

David served on the Nomination & Governance Committee from May 2017 until February 2021.

Relevant skills and experience

David has extensive technical knowledge and skills in audit, accounting and financial reporting matters and experience across the Group's key markets, and across a number of industry sectors, particularly insurance.

David is a chartered accountant and spent almost 33 years working with Price Waterhouse and PricewaterhouseCoopers (PwC). During that time he was, amongst other things, the global leader of PwC's insurance practice, a partner in the UK firm, and worked as the lead audit partner for multinational insurance companies. He also led PwC's insurance and investment management assurance practice in London and the firm's Scottish assurance division. After his retirement from PwC, David became a director and Chief Executive Officer of L&F Holdings Limited and its subsidiaries, which is a professional indemnity captive insurance group which serves the PwC network and its member firms. David retired from this role in June 2019.

David is an Associate of the Institute of Chartered Accountants in England and Wales and holds a Master's Degree in Economics from the University of Edinburgh.



Ming Lu
Independent Non-executive Director

Age: 64

N Re

Appointments
- Board: May 2021
- Nomination & Governance Committee (since May 2021)
- Remuneration Committee (since May 2022)

Ming Lu served on the Risk Committee from May 2021 until May 2022.

Relevant skills and experience

Ming has over 30 years' experience of investing and developing businesses throughout the Asia Pacific region. He is the Head of Asia Pacific at KKR Asia Limited and is a Partner of Kohlberg Kravis Roberts & Co. L.P. He also serves as a member of the KKR Asian Private Equity Investment Committee, KKR Asian Portfolio Management Committee and KKR Operating Committee. Since 2018 he has played an important role in KKR's Asia growth and expansion and has served as a member of the Asia Infrastructure Investment Committee and Asia Real Estate Investment Committee.

Ming previously worked for CITIC, the largest direct investment firm in China, before moving to Kraft Foods International Inc. He was president of Asia Pacific at Lucas Varity, and a partner at CCMP Capital Asia (formerly J.P. Morgan Partners Asia), where he was responsible for investment in the automotive, consumer and industrial sectors across a number of countries throughout Asia. Ming has also held directorships at Ma San Consumer Corporation, Mandala Energy Management Pte Ltd, Weststar Aviation Service Sdn Bhd and MMI Technologies Pte Ltd. He was a non-executive director of Jones Lang LaSalle Inc from 2009-2021.

Ming holds a Master's Degree in Business Administration from the University of Leuven and a Bachelor's Degree in Arts (Economics) from the Wuhan University of Hydroelectrical Engineering.

Current key external appointments
- KKR Asia Ltd (executive director)
- Goodpack Pte Ltd (KKR portfolio company)

Committee members

- A Audit Committee
- Ri Risk Committee
- Re Remuneration Committee
- N Nomination & Governance Committee
- Rs Responsibility & Sustainability Working Group
- ● Committee Chair



George Sartorel

Independent Non-executive Director

Age: 65

Rs N Ri

Appointments

- Board: January 2022
- Chair of the Responsibility & Sustainability Working Group: May 2022
- Nomination & Governance Committee (since May 2022)
- Risk Committee (since May 2022)

Relevant skills and experience

George has considerable operational expertise in insurance, following a career spanning 40 years in the sector, mainly across the Asia Pacific region.

From 2014 to 2019 he was the regional Chief Executive Officer of Allianz's Asia Pacific business, having previously held a range of senior roles for Allianz, including chief executive of Allianz Italy, chief executive of Allianz Turkey, Global head of change programmes for the Allianz Group, general manager of Allianz Malaysia, Allianz Australia and New Zealand. He also previously sat on the Financial Advisory Panel of the Monetary Authority of Singapore from 2015 to 2019.

George began his career at Manufacturers Mutual Insurance in Australia. He holds a Master's Degree in International Business Studies from the Heriot-Watt University.

External listed company directorships

- Insurance Australia Group Limited



Claudia Suessmuth Dyckerhoff

Independent Non-executive Director

Age: 56

Ri Rs

Appointments

- Board: January 2023
- Risk Committee (since January 2023)
- Responsibility & Sustainability Working Group (since January 2023)

Relevant skills and experience

Claudia has considerable experience in the healthcare services and technology sectors across China and the broader Asia-Pacific region.

Claudia joined the global consultancy firm McKinsey & Partners in 1995 and worked in a number of senior roles. She was responsible for helping to build the firm's healthcare Services and Systems sector in Asia Pacific, including working with the Chinese Ministry of Health to help develop their views on China's national healthcare systems. Much of the client work during this period involved transformation through technology, digital and data and her board experience in recent years has helped her develop valuable insights around the implementation of this in healthcare services. She has experience across various Asian markets, in particular in China, having been based in Shanghai for nearly 15 years and in Hong Kong for a further two years.

Claudia holds a PhD in Business Administration from the University of St. Gallen and a Master's Degree in Business Administration from CEMS/ESADE.

External listed company directorships

- Ramsay Health Care Ltd
- Clariant AG
- Roche Holding AG

Other current key external appointments

- Huma Therapeutics Ltd (non-executive director)
- QuEST Global Services Private Ltd (non-executive director)

Non-executive Directors / continued



Thomas Watjen
Independent Non-executive Director

Age: 68

Re Ri

Appointments
- Board: July 2017
- Remuneration Committee (since July 2017)
- Risk Committee (since November 2018)

Tom is due to retire from the Board at the conclusion of the AGM on 25 May 2023.

Relevant skills and experience

Tom has experience across the insurance, asset management and financial services industries, as well as experience with listed companies.

Tom was formerly a director of Sun Trust Bank, an executive vice president and the chief financial officer of Provident Companies Inc., a director of LocatorX Inc. and, following Provident's merger with Unum, president and chief executive officer of the renamed Unum Group. Tom started his career at Aetna Life and Casualty before joining Conning & Company, an investment and asset management provider, where he became a partner in the consulting and private capital areas. He joined Morgan Stanley in 1987, and became a managing director in its insurance practice. Tom holds a Master's Degree in Business Administration from the University of Virginia and a Bachelor's Degree in Economics from the Virginia Military Institute.

External listed company directorships
- Arch Capital Group Limited

Other current key external appointments
- Vice-Chair, Virginia Military Institute Board of Visitors



Jeanette Wong
Independent Non-executive Director

Age: 63

A Ri Rs

Appointments
- Board: May 2021
- Audit Committee (since May 2021)
- Risk Committee (since May 2021)
- Responsibility & Sustainability Working Group (since November 2021)

Relevant skills and experience

Jeanette brings to the Board operational skills and experience in the financial services sector, following a career spanning more than 35 years across the South-East Asia Pacific region.

From 2008 to 2019, she led DBS Group's institutional banking business, where she was responsible for corporate banking, global transaction services, strategic advisory, and mergers and acquisitions. Prior to this, Jeanette was the DBS Group's chief financial officer from 2003 to 2008, having previously been chief administrative officer. As part of her role at DBS Group, Jeanette held non-executive director positions with ASEAN Finance Corporation, TMB Bank and the Bank of the Philippine Islands. Jeanette began her career in Singapore at Banque Paribas before moving to Citibank and then J.P. Morgan in Singapore, where she held senior pan-Asian roles. She has previously served as a non-executive director of Fullerton Fund Management Ltd and Neptune Orient Lines Limited.

Jeanette holds a Master's Degree in Business Administration from the University of Chicago and a Bachelor's Degree in Business Administration from the National University of Singapore.

External listed company directorships
- UBS Group AG (including its subsidiary, UBS AG)
- Singapore Airlines Limited

Other current key external appointments
- Council of CareShield Life (Chair)
- GIC Pte Ltd (member of risk committee)
- PSA International Pte Ltd (non-executive director)
- Singapore Securities Industry Council (member)

Committee members

A Audit Committee	N Nomination & Governance Committee
Ri Risk Committee	Rs Responsibility & Sustainability Working Group
Re Remuneration Committee	● Committee Chair



Amy Yip
Independent Non-executive Director
Age: 71

A

Appointments
- Board: September 2019
- Audit Committee (since March 2021)

Amy served on the Remuneration Committee from September 2019 until March 2021.

Relevant skills and experience
Amy has extensive skills and experience in asset management, banking, insurance, and regulation following a career spanning more than 40 years in China and South-east Asia. Amy was formerly a non-executive director of Deutsche Börse AG, Temenos Group AG, Fidelity Funds, Vita Green, Hong Kong and an Executive Director of Reserves Management at the Hong Kong Monetary Authority.

From 2006 to 2010, Amy was chief executive officer of DBS Bank (Hong Kong) Limited, where she was concurrently head of its wealth management group and previously chair of DBS asset management. Amy began her career at the Morgan Guaranty Trust Company of New York, going on to hold senior appointments at Rothschild Asset Management and Citibank Private Bank. From 1996 to 2006, Amy held various senior positions at the Hong Kong Monetary Authority.

Amy holds a Master's Degree in Business Administration from Harvard Business School and a Bachelor's Degree in Arts (History) from Brown University.

External listed company directorships
- EFG International AG (including its subsidiary, EFG Bank AG)

Other current key external appointments
- AIG Insurance Hong Kong Limited (non-executive director)

Company Secretary

Tom Clarkson
Company Secretary
Age: 47

Appointments
- Company Secretary: August 2019

Relevant skills and experience
As the Company Secretary, Tom is a trusted adviser to the Board and plays a pivotal role in the governance and administration of Prudential. Prior to his appointment as Company Secretary, Tom held a number of senior roles at Prudential, including Head of Compliance, Business Partners and prior to that, Group Litigation & Regulatory Counsel.

Tom is a qualified solicitor, admitted to practice in England and Wales. Prior to joining Prudential, he practised law at Herbert Smith LLP, London from 2002 to 2012, which included secondments to Lloyds Banking Group and Royal Bank of Scotland.

Group Executive Committee

The Group Executive Committee is a management committee constituted to support the Chief Executive Officer, who chairs the Committee. Members comprise the Chief Executive Officer, the Group Chief Financial Officer, the Group Human Resources Director, the Group Chief Risk and Compliance Officer, the Managing Directors of the Strategic Business Groups and the Chief Executive Officer of Eastspring Investments Group.

For the purposes of the Hong Kong Listing Rules, Senior Management is defined as the members of the Group Executive Committee.

Solmaz Altin
Managing Director, Strategic Business Group
Age: 49

Appointments
> Group Executive Committee: July 2022

Relevant skills and experience
Solmaz is Managing Director of the Strategic Business Group covering India, Indonesia, Malaysia, the Philippines, Laos, Myanmar, Cambodia and Africa.

He is also accountable for our Digital and Technology functions and is driving the business transformation, accelerating our customer delivery through multi-channel models and strengthening our customer engagement platforms, including Pulse.

Solmaz joined Prudential as Group Strategic Transformation Officer in May 2022, bringing with him 25 years' experience of leading business change and growth in the financial services industry. His most recent role before joining Prudential was as regional CEO, Asia-Pacific at Allianz.

Solmaz holds a Diplom-Ökonom, Banking and Economics from the University of Duisburg-Essen and a Bachelor's Degree in Business Administration and Management from the University of Technology Sydney.

Jolene Chen
Group Human Resources Director
Age: 63

Appointments
> Group Executive Committee: June 2019

Jolene is also a standing attendee at meetings of the Remuneration and Nomination & Governance Committees.

Jolene is due to retire from her role on the Group Executive Committee at the end of March and will be succeeded by Catherine Chia.

Relevant skills and experience
Jolene is the Group Human Resources Director for Prudential. She is also a Councillor of Prudence Foundation, the community investment arm of Prudential in Asia.

Jolene has more than 30 years' experience, including eight as Chief Human Resources Officer for Prudential Corporation Asia. Prior to joining Prudential she spent over 21 years with multinational companies in a variety of resourcing, organisational design, talent management, learning and development and human resources roles.

Jolene is a graduate of the INSEAD International Directors Program and holds a Bachelor's Degree in Pharmacy from the National University of Singapore.

Avnish Kalra CA
Group Chief Risk and Compliance Officer
Age: 55

Appointments
> Group Executive Committee: April 2022

Avnish is a standing attendee at meetings of the Board and of the Audit and Risk Committees.

Relevant skills and experience
Avnish was appointed Group Chief Risk and Compliance Officer in April 2022. He previously held the position of Chief Risk Officer of Prudential Corporation Asia since July 2018 and was responsible for regulatory compliance, risk management and corporate governance across all of the Group's insurance and asset management businesses in Asia and Africa. He joined Prudential in August 2014.

Prior to joining Prudential, Avnish was the Asia Chief Risk Officer for Aviva for six years and has also worked at Bank of America for 14 years in various capital markets trading and risk roles across Asia. Avnish is a Chartered Accountant by training, having worked with PwC in India and Ernst & Young in Dubai.

Lilian Ng
Managing Director, Strategic Business Group
Age: 57

Appointments
> Group Executive Committee: July 2022

Relevant skills and experience
Lilian is Managing Director of the Strategic Business Group, responsible for the insurance operations covering the Chinese Mainland, Hong Kong and Taiwan; and the Group-wide customer, distribution and marketing strategy across the network of insurance businesses. Lilian spearheads the Group-wide customer strategy and the corresponding strategic framework for customer segmentation and proposition, distribution, marketing and customer care to deliver customer success and drive customer advocacy.

Lilian is the Chair of the Board of Prudential Hong Kong Limited. She is also a Director of CITIC Prudential Life Insurance Company Limited, Prudential BSN Takaful Berhad and Pulse Ecosystems Pte. Ltd.

Lilian has been part of the Prudential family for over 20 years and has held a range of leadership roles, including Chief Financial Officer of Prudential Hong Kong, Chief Operating Officer, Insurance and Chief Executive, Insurance of Prudential Corporation Asia.

She is a Fellow of the Institute of Actuaries of Australia and holds a Bachelor's Degree in Economics from Macquarie University.

Seck Wai-Kwong
Chief Executive Officer, Eastspring
Age: 67

Appointments
> Group Executive Committee: July 2022

Relevant skills and experience
Wai-Kwong is Chief Executive Officer of Eastspring Investments Group, responsible for growing the business, deepening investment capabilities and expanding Eastspring's client base. Prior to joining Eastspring in April 2019, Wai-Kwong was CEO AsiaPacific for State Street Bank & Trust since 2011. He joined State Street from the Singapore Exchange, where he was chief financial officer for eight years. He held senior-level positions in the Monetary Authority of Singapore, the Government of Singapore Investment Corporation (GIC), Lehman Brothers and DBS Bank.

Wai-Kwong is a board member of GIC and serves on the Board Risk and Audit Committees. He is also chair of the Investment Committee and a trustee of the Singapore Police Force's pension fund. He chairs the Future Leaders Council at the Wealth Management Institute and is a member of the Hong Kong University of Science and Technology's Business School Advisory Council.

Wai-Kwong holds a Master's Degree in Business Administration from the Wharton School of the University of Pennsylvania and a Bachelor's Degree in Economics, Econometrics and Operations Research from Monash University.

Dennis Tan
Managing Director, Strategic Business Group, and CEO, Prudential Assurance Company, Singapore
Age: 54

Appointments
> Group Executive Committee: July 2022

Relevant skills and experience
Dennis is Managing Director of the Strategic Business Group covering Singapore, Thailand and Vietnam.

A veteran banker, Dennis has 26 years of experience in consumer banking spanning product development, segment management, marketing and sales and distribution.

Prior to joining Prudential, he was with OCBC Bank for 10 years, of which seven were spent as head, consumer financial services. Dennis also spearheaded the growth of OCBC's Premier Banking business in Singapore, Malaysia, Indonesia and China as head of branch and group premier banking. He was also a member of OCBC Bank's management committee.

Dennis has been CEO of Prudential Singapore since March 2020. He is also Deputy President in the Life Insurance Association's Management Committee, Council Member at IBF Singapore, Multilateral Healthcare Insurance Committee Member at Ministry of Health Singapore, Board Director at the Council for Third Age, and Board Member at the European Chamber of Commerce in Singapore.

Dennis has completed the Asian Financial Leaders Programme from Temasek Management Services & Singapore Management University, the Investing in Alternative Investments Program at Yale School of Management and the Stanford Executive Program at the Stanford University Graduate School of Business. He holds a Bachelor's Degree in Finance from Indiana University.

James Turner FSA FCSI FRM
Group Chief Financial Officer
Age: 53

Appointments
> Group Executive Committee: March 2018
> Group Chief Financial Officer: April 2022

James is a standing attendee at meetings of the Board and of the Audit and Risk Committees. He also attends Remuneration Committee meetings for specific matters.

Relevant skills and experience
James was appointed Group Chief Financial Officer in April 2022, having previously been the Group Chief Risk and Compliance Officer since March 2018. For the period March 2018 to January 2023, James served as a Director on the Prudential plc Board. Having held senior positions at Prudential for over a decade, James has a wide-ranging understanding of the business and draws on previous experience across internal audit, finance, risk and compliance, as well as technical knowledge and skills relevant to his role.

James joined Prudential as the Director of Group-wide Internal Audit and was appointed Director of Group Finance in September 2015. He is a Director of Pulse Ecosystems Pte. Ltd. and Eastspring Investments Group Pte. Ltd, which are wholly-owned Prudential subsidiaries.

James is a Fellow of the Institute of Chartered Accountants in England and Wales, and a Financial Risk Manager (Global Association of Risk Professionals). He holds a Diploma from the Chartered Institute for Securities & Investment and a Bachelor's Degree in Accounting and Finance from the Manchester Metropolitan University.

Corporate governance codes – statement of compliance

The Company has dual primary listings in Hong Kong (main board listing) and London (premium listing) and has therefore adopted a governance structure based on the Hong Kong and UK Corporate Governance Codes (the HK and UK Codes). This report explains how the principles set out in the HK and UK Codes have been applied.

The Board confirms that, for the year under review, the Company has applied the principles and complied with the provisions of the UK Code. The Company has also complied with the provisions of the HK Code, other than provision E.1.2(d) of the HK Code, which requires companies, on a comply or explain basis, to have a remuneration committee which makes recommendations to a main board on the remuneration of non-executive directors. This provision is not compatible with provision 34 of the UK Code, which recommends that the remuneration of non-executive directors be determined in accordance with the Articles of Association or, alternatively, by the Board. Prudential has chosen to adopt a practice in line with the recommendations of the UK Code.

The HK Code is available from www.hkex.com.hk

The UK Code is available from www.frc.org.uk

The table on the right contains references to disclosures in this Annual Report and Accounts which will enable shareholders to evaluate how Prudential has applied the principles of the UK Code and complied with the more detailed provisions.

Corporate governance principles

1. Board leadership and company purpose	Read more
A. Board promotes long-term value and sustainability The application of principle A and a description of how opportunities and risks to the future success of the business have been considered and addressed (provision 1).	**Strategic report** Pages 10 to 175
B. Purpose, Values and Strategy aligned with Culture The Board is satisfied Prudential's purpose, values and strategy are aligned with its culture.	**ESG Report** Pages 66 to 175 **Directors' Remuneration Report** Pages 228 to 279 **Section 172 Statement** Pages 169 to 175
C. Performance measures and controls The responsibility for ensuring that the necessary resources are in place for Prudential to meet its objectives is delegated to management.	**Governance Report** Pages 193 to 195 **Risk management and internal control** Pages 202 to 203
D. Engagement with stakeholders Prudential and its Board actively engage with shareholders and stakeholders throughout the year and consider their interests. Prudential's key stakeholders are its customers, investors, workforce, regulators, governments and the wider society, and suppliers.	**Section 172 Statement** Pages 169 to 175 **ESG Report** Pages 66 to 175
E. Workforce policies and practices Prudential has applied principle E and ensures that standards of business conduct and workforce policies are maintained which support the long-term sustainable success of Prudential. Employees are able to raise any matters of concern under the Company's Speak Out process.	**Section 172 Statement** (for provision 5) Pages 169 to 175 **ESG Report** Pages 109 to 121 **Whistleblowing (Speak Out)** (for provision 6) Page 216

2. Division of responsibilities

	Read more
F. Role of the Chair Shriti Vadera was independent on appointment when assessed against the criteria in UK Code provision 10 (she was also independent under HK Code criteria). There is no requirement for independence to be determined post appointment.	**Governance Report** Page 194
G. Division of responsibilities The Board comprises a majority of independent Non-executive Directors. There is a clear division of responsibility between the Board and the executive management team.	**Governance Report** Page 193 **Nomination & Governance Committee Report** Pages 206 to 207 and 209
H. Non-executive Directors As part of reviewing the performance of Non-executive Directors and recommending them for election by shareholders at the AGM, the Board was satisfied that each Non-executive Director has sufficient time to meet their board responsibilities.	**Nomination & Governance Committee Report** Page 210
I. Effective and efficient processes The 2022 Board evaluation tested and confirmed that the Board has the necessary support and information to function effectively and efficiently.	**Governance Report** Pages 200 to 201

3. Composition, succession and evaluation

	Read more
J. Appointments and succession planning The Board applied Principle J and provisions 20 and 23 to appointment and succession planning.	**Nomination & Governance Committee Report** Pages 205 to 210
K. Skills, experience and knowledge The Board and its Committees have a diverse combination of skills, experience and knowledge.	**Directors' biographies** Pages 181 to 187
L. Board evaluation, composition and diversity The annual Board evaluation confirmed the effectiveness of the Board and its individual members. The Nomination & Governance Committee considers Board (and committee) composition and diversity throughout the year.	**Governance Report** Pages 200 to 201 **Nomination & Governance Committee Report** (including provision 23) Pages 205 to 208

4. Audit, risk and internal control

	Read more
M. Integrity of financial statements Prudential has formal and transparent policies and procedures to ensure the independence and effectiveness of both internal and external audit functions. In accordance with DTR 7.1.3(5) the Board is satisfied with the integrity of Prudential's financial and narrative statements.	**Audit Committee Report** Pages 214 to 217
N. Fair, balanced and understandable The Board has presented a fair, balanced and understandable assessment of Prudential's position and prospects in this Annual Report and Accounts.	**Governance Report** (including provision 27, 30 and 31) Page 223 **Audit Committee Report** (including provision 26) Pages 211 to 217
O. Internal controls and risk management The Board has established an effective internal controls framework and risk management framework, which are kept under regular review.	**Risk management and internal control** Pages 202 to 203 **Risk review** Pages 49 to 63

5. Remuneration

	Read more
P. Remuneration policies and practices Prudential's remuneration policies and practices support the achievement of the Group's strategy, promote long-term sustainable success and are aligned to its purpose and values.	**Directors' Remuneration Report** Pages 228 to 279
Q. Procedure for developing policy A formal and transparent procedure for the development of the remuneration policy is in place and no director is involved in deciding their own remuneration outcome.	**Directors' Remuneration Report** Pages 228 to 237
R. Independent judgement and discretion Directors exercise independent judgement and discretion when authorising remuneration outcomes.	The shareholder-approved Directors' Remuneration Policy sets out the limited circumstances in which the Remuneration Committee may exercise discretion. The policy can be accessed on the Company's website at www.prudentialplc.com/investors/governance-and-policies/policies-and-statements Shareholders will vote on an updated Directors' Remuneration Policy at the Annual General Meeting on 25 May 2023.

Board and Committee structure

Shareholders

Board of Directors
The Board is collectively responsible for establishing the purpose, values and strategy of the Group and for promoting the long-term success of Prudential for the benefit of our members and other stakeholders

Audit Committee
Assists the Board in meeting its responsibilities for the integrity of the Group's financial reporting, including the effectiveness of the internal control and risk management system and for monitoring the effectiveness and objectivity of internal and external auditors.

READ MORE ON PAGES **211** TO **217**

Risk Committee
Assists with the oversight of the Group's risk appetite, tolerance and strategy. Monitors current and potential risk exposures, the effectiveness of the risk management framework and the Group's adherence to the various risk policies.

READ MORE ON PAGES **218** TO **222**

Remuneration Committee
Assists with the implementation and operation of the Remuneration Policy, including the remuneration of the Chair and the Chief Executive Officer, as well as overseeing the remuneration arrangements of other staff within its purview.

READ MORE ON PAGES **228** TO **279**

Nomination & Governance Committee
Assists with the recruitment of candidates for the Board and the maintenance of an effective framework for succession planning. Provides support and advice on corporate governance arrangements.

READ MORE ON PAGES **204** TO **210**

Responsibility & Sustainability Working Group
Enables the Board to bring additional focus to the embedding of the Group's ESG strategic framework and oversight of people initiatives, customers and digital.

READ MORE ON PAGES **179** TO **210** AND **75** TO **134**

Chief Executive Officer
Responsible for the day-to-day management of the business

Group Executive Committee
The Group Executive Committee is our leadership team responsible for executing the strategy and supporting the Chief Executive Officer in the discharge of his responsibilities

Led by the Chair, the Board is collectively responsible for the overall leadership of the Group, its long-term sustainable success and for fostering and overseeing the embedding of culture. It does this by setting the strategy and strategic objectives, approving capital allocations, annual budgets and business plans for the Group, overseeing the operations and monitoring financial performance and reporting. The Board establishes the Group's purpose, values and Environmental, Social and Governance (ESG) policies, satisfying itself that these and the Group's culture are aligned with strategy. Further, the Board is responsible for ensuring that an effective system of internal control and risk management is in place, approving the Group's overall risk appetite and tolerance and endorsing the Directors' Remuneration Policy for approval by shareholders.

To assist the Board in carrying out its functions, a substantial part of the Board's responsibilities is delegated to the Board's principal Committees, which comprise Non-executive Directors only. The Board's principal Committees are the Audit Committee, Risk Committee, Remuneration Committee and the Nomination & Governance Committee. In addition, the Responsibility & Sustainability Working Group (RSWG) assists the Board with matters concerning the Group's overall ESG Strategic Framework, including engagement with the workforce. The Board receives regular updates on Committee and RSWG activities. In 2022, responsibility for oversight of matters relating to the impact of climate change and responsible investment was transferred from the RSWG to the Risk Committee. The Board requested that the RSWG increase its focus on customer, culture and digital strategy. The terms of reference for the Board and each of the Board's Committees are available to view on our website www.prudentialplc.com

In addition to the principal Committees and the RSWG, the Board has established a Standing Committee which can meet as required to assist with any business of the Board. It is typically used for ad hoc urgent matters, which cannot be delayed until the next scheduled Board meeting. All Directors are members of the Standing Committee and have the right to attend meetings and receive papers. Before taking decisions on any matter, the Standing Committee must first determine that the business it intends to consider is appropriate for a Committee of the Board and does not need to be considered by the whole Board. The Standing Committee allows for nimble decision-making where necessary, while ensuring that the full Board has oversight of and receives feedback on all matters under the Committee's consideration and all Directors can contribute. During 2022, the Standing Committee met three times.

Delegation to management

Responsibility for the day-to-day management of the business and implementation of strategy has been delegated to the Chief Executive Officer, within certain limits, for execution or further delegation by him in respect of matters which are necessary for the effective day-to-day running and management of the business. The Chief Executive Officer delegates authority to certain senior executives through management reporting lines (principally to other members of the Group Executive Committee).

To support the ongoing evolution of the Group, Prudential appointed Solmaz Altin, Lilian Ng and Dennis Tan, the Managing Directors of the Strategic Business Groups, and Seck Wai-Kwong, the CEO of Eastspring to the membership of the Group Executive Committee. They joined existing members: the Chief Executive Officer; the Group Chief Financial Officer; the Group Chief Risk and Compliance Officer; and the Group Human Resources Director. The Group Executive Committee meets on a weekly basis, supporting the Chief Executive Officer in the day-to-day management of the business and the implementation of strategy.

Strategic Business Groups bring together our mature and growth market businesses to drive and enable business performance, operational excellence and the sharing of best practices. The Managing Directors of the Strategic Business Groups are each accountable for the business and operational results of the markets in their Strategic Business Group and also for the Group-wide delivery of enabling functions. The CEO, Eastspring is responsible for the growth of Eastspring's business and the delivery of its investment performance.

Board size and roles

The Board's size allows for decision-making to reflect a broad range of views and perspectives while allowing all Directors to participate effectively in meetings. At the date of publication, the Board comprised 12 Non-executive Directors, which will reduce to 10 after the AGM, and one Executive Director, the Chief Executive Officer.

On 16 November, Prudential announced a change to the structure of the Board composition and the role of Group Chief Financial Officer is no longer a Board role, effective from 1 January 2023. The role of Group Chief Financial Officer, along with that of Group Chief Risk and Compliance Officer, continues to be part of the Group Executive Committee. The Board satisfied itself that in making this change, which is in line with many boards of Asia listed companies, the role and status of the Group Chief Financial Officer within the Prudential boardroom is well safeguarded and the Company's governance processes and protections for shareholders remain robust. In particular, both the Group Chief Financial Officer and the Group Chief Risk and Compliance Officer have a standing invitation to Board meetings (except for private meetings of the Non-executive Directors) as well as to Audit and Risk Committee meetings. Appointments to both roles continue to be a matter for the Board to determine and both are 'key persons in control functions' under the Hong Kong Insurance Authority's Group-wide Supervision framework. Performance reviews for those roles include input from the Chairs of the Audit and Risk Committees respectively, and their remuneration as members of the Group Executive Committee is reviewed and approved by the Remuneration Committee. The Group Chief Financial Officer's responsibility within the Group's financial reporting processes is unchanged.

Board roles

Role	Description	Read more
Chair	The Chair has overall responsibility for the leadership of the Board and is responsible for its effectiveness in directing the company and for succession planning. She sets the Board's agenda, including on strategy, performance and value creation, and ensures effective communication with shareholders and, together with the Chief Executive Officer, represents the Group externally.	**Chair's Statement** Pages 4 to 5 **Governance Report** Pages 178 to 179
Chief Executive Officer	The Chief Executive Officer is accountable to, and reports to the Board. He is responsible for the day-to-day management of the Group, recommending an overall strategic plan to the Board and executing the approved strategy.	**Strategic Report** Pages 10 to 175
Senior Independent Director	The Senior Independent Director acts as a sounding board for the Chair, and provides support in the delivery of her objectives. The Senior Independent Director also acts as an intermediary for other Directors and shareholders when necessary and leads the annual performance evaluation of the Chair.	**Nomination & Governance Committee report** Page 207
Committee Chairs	Committee Chairs are responsible for the leadership and governance of their respective Committees. They set the agenda for Committee meetings and report to the Board on Committee activities.	**Nomination & Governance Committee report** Pages 204 to 210 **Audit Committee report** Pages 211 to 217 **Risk Committee Report** Pages 218 – 222
Non-executive Directors	Non-executive Directors offer constructive challenge to management, holding them to account against agreed performance objectives for individual and business performance. They also provide strategic guidance, offer specialist advice and serve on at least one of the Board's principal Committees.	
Company Secretary	The Company Secretary is responsible for advising the Board and management on governance related matters, and supports the Chair in ensuring the effective functioning of the Board and its committees. The Secretary is available to all Directors to provide advice and support and facilitates Directors' induction and ongoing professional development.	
Group Chief Financial Officer	The Group Chief Financial Officer is responsible for managing the finance function, including all aspects of financial reporting and planning, and investor engagement. The Group Chief Financial Officer is a standing attendee at, and receives all papers for, meetings of the Board and the Audit and Risk Committees (except private meetings of Non-executive Directors). Their appointment and removal are matters reserved for the Board. Their remuneration is determined by the Remuneration Committee.	**Financial Review** Pages 35 to 47 **Directors' Remuneration Report** Pages 228 to 279
Group Chief Risk and Compliance Officer	The Group Chief Risk and Compliance Officer is responsible for risk management and compliance activities of the Group. The Group Chief Risk and Compliance Officer is a standing attendee at, and receives all papers for, meetings of the Board and the Risk and Audit Committees (except private meetings of Non-executive Directors). Their appointment and removal are matters reserved for the Board. Their remuneration is determined by the Remuneration Committee.	**Risk Review** Pages 49 to 63 **Directors' Remuneration Report** Pages 228 to 279

At each scheduled meeting of the Board, the Non-executive Directors have a session without the Executive Director present.

The roles of Chair and Chief Executive Officer are clearly segregated. The Chair leads the Board and is responsible for its overall effectiveness in directing the company, whilst the Chief Executive Officer is responsible for the day-to-day management of the company. The Senior Independent Director acts as a sounding board for the Chair, and provides support in the delivery of her objectives. The Chair, Chief Executive Officer and Senior Independent Director all have written terms of reference which are approved by the Board and kept under regular review. A summary is available to view on our website.

Our governance framework

The Group Governance Manual (GGM) defines Prudential's Group-wide approach to Governance, Risk Management and Internal Control. The principles by which Prudential conducts its business activities are set out in the Group Code of Business Conduct (Code), which sits at the heart of the GGM, incorporating standards of business conduct which set expectations over employee behaviour by presenting all individual obligations referenced throughout the GGM policies in a single code.

The Code is reviewed annually by the RSWG to ensure that it remains appropriate for the global business and is approved by the Board. Each individual employee confirms their compliance with the Code on an annual basis. The GGM itself sets out the Group's Governance Framework, Group-wide policies and standards, including the Group Risk Framework, delegated authorities and lines of responsibility, and is supported by a programme of regular learning for all Prudential colleagues.

The Nomination & Governance Committee conducts regular reviews of the Group's Governance Framework, monitoring the Group's significant governance policies, including governance arrangements of the Group's main subsidiaries, and makes recommendations to the Board as appropriate. The Risk Committee approves the Group Risk Framework, an integral part of the GGM, and the Audit Committee monitors Group-wide compliance with the GGM throughout the year. Businesses manage and report compliance with the Group-wide mandatory requirements set out in the GGM through annual attestations. This includes compliance with our Risk Management Framework, a summary of which is set out on pages 202 to 203 of this report.

The content of the GGM is reviewed regularly, reflecting the developing nature of both the Group and the markets in which it operates, with significant changes on key policies reported to the relevant Board Committee or the RSWG. The GGM helps the Board embed the Group's system of risk management and internal control into the day-to-day operations of the business.



Subsidiary governance

Prudential's material subsidiaries, comprising the insurance subsidiaries in Hong Kong, Indonesia, Malaysia and Singapore and the Eastspring holding company (the Material Subsidiaries) and a number of its other subsidiaries have appointed independent non-executive directors to their boards and have established an audit and a risk committee with standard terms of reference. All audit and risk committees of the Material Subsidiaries, as well as a number of other subsidiaries' committees, are chaired by an independent board member. To ensure an effective information flow, the Chairs of the Group Audit and Risk Committees maintain regular dialogue with their counterparts in each of the Material Subsidiaries. Material Subsidiaries and other life insurance businesses that operate local audit and risk committees report to the Group-level Committees through written updates and the chairs of the local committees can escalate matters to the Group Committee Chairs or management as required.

In 2022, the Chairs of the Audit and Risk Committees hosted a subsidiary governance forum in Singapore, where they met with non-executive directors from each of the Material Subsidiaries to discuss matters of mutual importance, including the Group's digital strategy, conduct framework, ESG and areas of focus in audit and risk.

The Nomination & Governance Committee is responsible for oversight of governance arrangements for the Material Subsidiaries.

Directors' inductions, training and development

The induction programme for new Non-executive Directors features a series of core topics, including an overview of the Group, its key businesses and the control environment, as well as content tailored to reflect the new Board member's role and any particular needs identified during the recruitment process. The induction includes written materials, presentations and meetings with the Chair, the Chief Executive Officer, the Group Chief Financial Officer, the Group Chief Risk and Compliance Officer and the Chairs of the Board's principal Committees and the RSWG (as appropriate). Further meetings with members of senior management at Group and local level are also scheduled as required to develop the Directors' knowledge of the business. Each new Board member is also assigned a longer-tenured Non-executive Director to support them in their new role and provide advice and feedback.



> ***The induction provided by the team was very thorough and well planned. I was made to feel very welcome from the start and it was particularly useful to meet so many of the Prudential team in person.***
>
> ***The induction gave me an excellent introduction to the main areas of the business and the key issues for different stakeholder groups. This helped me to build up my understanding quickly and enabled me to contribute to boardroom discussions from my first meeting.***

Induction of Arijit Basu

In September 2022, Arijit Basu joined the Board as an Independent Non-executive Director and member of the Audit Committee and the Responsibility & Sustainability Working Group (RSWG).

As part of his induction, Arijit had the benefit of attending Board meetings in April and July 2022 as an observer. He also attended a site visit in Singapore and the head offices in London and Hong Kong. During these meetings Arijit met with various members of the Board and Group as well as local business unit management teams and gained insight into the Group's business, strategy, operations, risk profile, and culture framework. He also received briefings on his duties as a Director under relevant UK and Hong Kong corporate governance frameworks and the Group's regulatory environment. Arijit also participated in Board deep dive sessions and one-to-one meetings with senior management which helped him gain an understanding of the various Strategic Business Groups, the Eastspring asset management business, the Pulse platform and the digital ecosystem.

Specifically for his role, Arijit met with the Chairs of the Audit Committee and RSWG. In respect of his role as member of the Audit Committee, Arijit met with, among others, the Chief of Internal Audit who provided an overview of Group-wide Internal Audit and recent activities. Arijit also met with the external auditor KPMG, to hear their views on Prudential's financial reporting and business issues, with the Director of Group Financial Accounting & Reporting who provided a briefing on the Group's key performance indicators and balance sheet and with the Group Chief Risk and Compliance Officer, who provided an overview of the Group's risk profile, risk framework and key risks in each market.

For RSWG matters, Arijit met with the Director of ESG and received a briefing on the Group's ESG Strategic Framework. The Group HR Director briefed Arijit on the Group's culture framework and workforce strategies and initiatives, including diversity & inclusion and employee wellbeing priorities.

These meetings were tailored to Arijit's role at Prudential and provided him with a detailed view of current issues and emerging themes, as well as an understanding of the interests of the Group's key stakeholders.

Tom Watjen was chosen as the long-standing Non-executive Director to support Arijit during his first year on the Board. Following the conclusion of his formal induction programme, Arijit provided the Company Secretary with feedback on the induction programme.

Training

Throughout the year the Board and its Committees received regular business updates and participated in deep dive sessions, developing the Board's more granular knowledge of individual businesses, current and emerging issues relevant to the Group and its operations and on particular products and business opportunities. In 2022, these sessions included deep dives into the Group's operations in a number of its markets and into its principal distribution channels.

In addition, the Board received training on the new Group Internal Economic Capital Assessment (GIECA) model including key areas of methodology and assumptions underpinning the model and how it is being used across the Group.

It had a deep dive session on climate, which included an overview of the evolving expectations of stakeholders and of climate-related opportunities for the Group. Ahead of the Group's adoption of the new financial reporting standard, IFRS 17, the Group Audit Committee received training on the new standard and how it may impact the Group's financial reporting, and other Board members were provided with the core elements of this training.

All Directors have the opportunity to discuss their individual development needs as part of their Director evaluations and are encouraged to request specific updates during the year. At the start of the year, suggested topics are shared with the Board for feedback. Directors are asked to provide information on any external training or development on an annual basis. All Directors have the right to obtain professional advice at Prudential's expense.

Stakeholder engagement
Information on the Board's engagement with, and discussion of, stakeholder views as part of the Board decision-making process can be found on pages 170 to 175.

Regulatory environment
Prudential is a designated insurance holding company under the Hong Kong IA Insurance Ordinance, and is subject to the Hong Kong IA's GWS Framework. The GWS Framework includes requirements for Hong Kong insurance groups to have in place appropriate corporate governance arrangements and to maintain appropriate internal controls for the oversight of their business.

Individual regulated entities within the Group continue to be subject to entity-level regulatory requirements in the relevant jurisdictions in which they carry out business.

Interactions with regulators form a key part of the Group's governance framework and the Chair, Chief Executive Officer and the Group Chief Risk and Compliance Officer play a leading role in representing the Group to regulators and ensuring our dialogue with them is constructive.

Employee voice
Prudential's programme for workforce engagement is led by the RSWG, and all Board members participate in engagement activities. An overview of the workforce engagement activities undertaken during 2022 is set out in the Section 172 Statement on pages 170 to 175.

Shareholder communication policy and engagement
Prudential has dual primary listings on the Hong Kong Stock Exchange and the London Stock Exchange, as well as a secondary listing on the Singapore Stock Exchange and a listing on the New York Stock Exchange in the form of American Depositary Receipts. These listings are subject to rules that form the basis of Prudential's shareholder communications policy which, in summary, seeks to ensure that shareholders and the investment community at large are provided with timely access to balanced and understandable information about the Company, its financial performance, strategic goals, plans and material developments. This enables all shareholders, including prospective shareholders, to exercise their rights in an informed manner.

Information released by the Company to the stock exchanges where it is listed is also posted on the Company's website (www.prudentialplc.com). Prudential's corporate communications are available in English and Chinese where required.

To better understand the views of shareholders, the Chair holds an annual programme of engagement with major shareholders in respect of governance and strategic matters. The Remuneration Committee Chair engages with major shareholders annually to hear their feedback on remuneration decisions and policy proposals. Other Non-executive Directors, in particular the Senior Independent Director, who acts as an intermediary for shareholders, and Committee Chairs, are available to meet with major shareholders on request. In addition, shareholders can communicate their views on matters affecting the Company through various channels including investor events held throughout the year. Retail shareholders have dedicated services in place at the Company's Registrar, EQ. Key information is available in the Shareholder Information section of the Annual Report and on the Company's website, including contact details for Group Secretariat.

The Board conducts an annual review of its shareholder communications policy. For the year ended 31 December 2022, the Board concluded that the shareholder communications policy continues to be effective.

During 2022, 371 meetings were held with 319 individual institutional investors in Asia, the US, UK and Europe. Of these 371 meetings, 141 were attended by either the Group Chief Executive Officer or the Group Chief Financial Officer. These meetings took the form of one-on-one, group sessions and participation in panels and walking tours organised in some cases by brokers. A summary of the Board's engagement with other stakeholders is set out on pages 170 to 175. The perspectives gained from investor meetings and broader shareholder engagement exercises are considered by the Board when making key strategic decisions.

In keeping with the intent to communicate with shareholders on an open basis and to use technology to facilitate this, the Group continued its programme of visual and online interaction with shareholders and the research community in 2022. During 2022, it hosted four one-hour detailed briefings on individual business units – Vietnam, Indonesia, the Philippines and Singapore. The briefings were recorded in video format and published on the Group website along with the transcripts. The Group hosted presentations for its Half Year Results for 2022 in Hong Kong for the first time and used this recorded session to introduce the Managing Directors of the Group's Strategic Business Groups.

The Group's AGM in 2022 was a hybrid meeting with shareholders able to attend in person or online. The Group intends to continue to use both in-person and online communication techniques in the coming year to communicate with investors.

Key areas of focus – how the Board spent its time in 2022
In 2022, the Board held six scheduled meetings and an additional three ad hoc meetings. Board meetings focussed on the key areas set out below.

Strategy, business plan and capital

Business and strategy deep dives
- Reviewed and scrutinised the strategic and operational performance of the business in key markets and across distribution channels. This included deep dives into the following areas:
  - the Group's life businesses in Africa, Hong Kong, Indonesia, Malaysia, the Philippines and Vietnam as well as in the Eastspring asset management business
  - the Group's agency and bancassurance distribution channels, as well as its digital strategy, including Pulse
- Received updates on business performance in the Group's China and India joint venture businesses

Business plan and budget
- Approved the 2023-2025 business plan and budget
- Approved the 2023 Strategic Priorities
- Considered and approved any spend over $30 million and oversaw other management approvals

Capital
- Oversaw an increase in the allocation of capital invested in organic new business and investments in capabilities/distribution, following the restructuring of the Group into a pure-play Asia and Africa growth business

Performance, business and operations

Reports from CEO, CFO, CRCO
- Received reports at every meeting from the Group Chief Executive Officer, Group Chief Financial Officer and the Group Chief Risk and Compliance Officer
- Received reports from regional business heads

Financial results
- Reviewed and approved the half year and full year results and the Form 20F
- Considered fair, balanced and understandable requirements in the half and full year financial reports, following a review by the Audit Committee
- Reviewed and approved the Going Concern and the Viability Statements that appeared in the 2022 Annual Report
- Approved the 2021 second interim dividend and first interim dividend for 2022
- Held a discussion of the macroeconomic and geopolitical trends affecting the Group's key markets, supported by an external economist

Customers
- Customers are considered as a core part of the Board's discussions on business performance and operations
- Discussed customer proposition, products, and customer service as part of deep dives and business updates
- Discussed the evolution of Prudential's digital strategy, including how Pulse is supporting distribution and customer experience
- Considered the impact of the pandemic and global macroeconomic trends on customers and initiatives to mitigate the impact on them

Stakeholders

Investors
- Received regular reports from the Chief of Investor Relations on shareholder-related matters, feedback from the Chair's annual shareholder engagement exercise and additional meetings offered in connection with the Chief Executive Officer succession process, and regular feedback from management on their ongoing shareholder engagement activities
- Received an investor perception survey report from Rothschild & Co, discussed the findings with the review team and management's response
- Kept appraised of investor and Hong Kong and UK governance themes

Workforce
- Regularly discussed people issues as part of the Chief Executive Officer report, including particular areas of higher attrition and steps being taken by management to address them
- As part of business reviews, discussed with local management teams particular challenges faced in their markets and how they are developing a diverse pipeline of talent
- Received updates from the RSWG and directly from the Group Human Resources Director on various people, culture and talent initiatives and feedback from employee engagement activities

Regulators
- Received regular reports on the Group's engagement with its key regulators
- Received feedback from the regulatory Supervisory College and discussed the Hong Kong IA's annual management letter and the Group's response to it
- Received reports from the Head of Group Government Relations on key government and political developments and regulatory policy updates

Government and wider society
- Considered the impact of the pandemic on the communities in which we operate and efforts by the business to support affected communities
- Received detailed briefing on the work of the Prudence Foundation
- Received training materials on climate-related issues, including Chapter Zero background materials
- Deep dive on the Group's approach to climate change, including an update on progress towards the Group's externally communicated climate-related commitments, understanding the evolving expectations of stakeholders, identifying climate-related opportunities, and considering next steps on the Group's climate journey
- Received regular reports on ESG policy developments

Governance, approvals and Board succession

Approvals
- Considered various routine and administrative proposals put to the Board for approval not covered above
- Reviewed the Delegation of Authority and noted key matters approved by management

Board Committees
- Received reports from the Chairs of the Audit, Risk, Remuneration and Nomination & Governance Committees, and the RSWG
- Considered updates to the Group risk appetite
- Approved the Own Risk and Solvency Assessment for submission to the Hong Kong IA

Shareholder meetings
- Approved key items for, and attended, the AGM (either in person, or online)

Board evaluation and succession planning
- Process to appoint a new Chief Executive Officer, as well as appoint an interim Chief Executive Officer, a new Group Chief Financial Officer and a new Group Chief Risk and Compliance Officer (the Executive Directors did not attend meetings where appropriate)
- Approved other Board appointments and committee changes on recommendation from the Nomination & Governance Committee
- Received the findings of the internal Board evaluation exercise, discussed and agreed the action plan and monitored progress


PRU
PRU

Board visit to Singapore

In April, the Board visited Prudential Singapore and spent time with management teams from the Singapore, Indonesia and Malaysia life businesses and from Eastspring.

In addition to presentations on those businesses, the visit involved an extensive programme of interactive sessions with employees, agents and customers. Topics included:

- Employees – how Prudential Singapore is bringing to life the Group's employee value proposition – Connect, Grow, Succeed – in order to prepare colleagues to better serve its customers, and how the Group is helping talent in Prudential Singapore and Eastspring to develop.
- Product innovation and development – seeing how products and processes are being designed to meet evolving customer preferences, and how inclusive products are being developed to cater to customers who have been underserved by traditional financial services.
- Digitisation – seeing how Prudential Singapore is digitising sales and services to make insurance simpler and more accessible for its customers and distributors, and getting hands-on experience of how Pulse is supporting agents and enhancing customer journeys.
- Communities – meeting with leaders from the Prudence Foundation and local partners from Taiwan, the Philippines and Zambia to hear about the impact the Foundation is having in improving financial literacy through its flagship Cha-Ching programme.

The Board also hosted a dinner with agency leaders, as well as a dinner that was the culmination of a Group-wide Future of Work innovation challenge at which the successful employee teams from across the Group pitched their projects to the Board and senior management.

Board meeting attendance throughout 2022

Individual Directors' attendance at Board meetings throughout the year is set out in the table below. Board and Committee papers are usually provided one week in advance of a meeting. Where a director is unable to attend a meeting, their views are canvassed in advance by the Chair of that meeting where possible.

		Scheduled Board meetings attended/requiring attendance	Ad hoc Board meetings attended/requiring attendance	General Meetings attended/requiring attendance
Chair	Shriti Vadera	6/6	3/3	1/1
Executive Directors	Mike Wells[1]	1/1	1/1	–
	Mark FitzPatrick[2]	6/6	1/1	1/1
	James Turner[2]	6/6	1/1	1/1
Non-executive Directors	Philip Remnant	6/6	3/3	1/1
	Jeremy Anderson	6/6	3/3	1/1
	Arijit Basu[3]	2/2	–	0/0
	Chua Sock Koong	6/6	3/3	1/1
	David Law	6/6	3/3	1/1
	Ming Lu	6/6	2/3	1/1
	Anthony Nightingale[4]	3/3	3/3	1/1
	George Sartorel	6/6	2/3	1/1
	Alice Schroeder[4]	3/3	3/3	1/1
	Tom Watjen	6/6	3/3	1/1
	Jeanette Wong	6/6	3/3	1/1
	Amy Yip	6/6	2/3	1/1

Notes

1 Mike Wells stepped down from the Board on 31 March 2022.
2 Mark FitzPatrick and James Turner did not attend two meetings of the Board in 2022 that were held to consider CEO succession.
3 Arijit Basu joined the Board on 1 September 2022. Prior to joining, he attended two meetings as an observer.
4 Anthony Nightingale and Alice Schroeder stepped down from the Board on 26 May 2022.

Board effectiveness

Actions during 2022 arising from the 2021 review

The last Annual Report set out the key actions we planned to take in 2022 to enhance the performance of the Board in light of the findings of the Board and Committee effectiveness evaluation conducted internally at the end of 2021. Set out below is an update on progress to address the 2022 actions:

Theme	Summary of Actions	Progress in 2022
Board composition, succession planning and meeting process	> Continue to develop the skills map to support the work on Board succession planning and review processes for oversight of the development of the pipeline for executive positions with the critical skills and diversity required for the Group's future strategy. > Create more opportunities for Board interaction within the Board, with management and with employees, where possible in person.	> The skills matrix has been updated and discussed by the Board, refining key areas of focus for Non-executive Director succession planning. > In addition to regular updates to the Responsibility & Sustainability Working Group (RSWG) on talent development programmes, the Nomination & Governance Committee and RSWG held a joint session in October to discuss the refreshed talent development framework being created and implemented by management which focuses on a core group of roles identified as critical for the Group's growth strategy. This will be discussed further in 2023. > Whilst certain restrictions remained in place for much of the year, Board meetings held in person in London, Hong Kong and Singapore were attended by most Board members and enabled greater interaction amongst the Board, with the Group Executive Committee and other senior leaders. > The Board visit to Singapore, and individual visits by Directors to local businesses, enabled the Board to engage with wider groups of employees.
Board oversight, stakeholders and decision making	> Focus more Board meeting agenda time on customers and employees and review and update KPIs for consistent reporting and analysis. > Consider new ways to ensure learnings from past decisions are highlighted to the Board where appropriate, to fully support decision-making.	> In May, the Board amended the terms of reference of the RSWG to create a focus on customers and digital, in addition to its existing remit on people, culture and communities, while oversight of climate (on a holistic basis) transitioned to the Risk Committee. The RSWG has looked at the ways in which customer experience is being measured and how data-insights are being used to enhance processes. It will oversee the development of refreshed KPIs for Board reporting. > The April Board visit to Singapore included sessions with customers and agents to provide Board members with direct insight into their perspectives. > The RSWG recommended further development of People KPIs which will be included in the regular management dashboard. > People, culture and customers have been regular topics at Board and Committee meetings throughout the year and further work to develop the framework for these areas is ongoing. > The Board agreed a revised approach for conducting Post Transaction Reviews and enhancements to make the process more dynamic and forward-looking. This will be further embedded in 2023.
Risk management and internal control	> Enhance risk reporting to the Board to further support the prioritisation of key risks.	> The Chief Risk Officer report and Risk MI Dashboard presented to the Risk Committee and Board was updated to support the prioritisation on key risks.

2022 review and actions for 2023

The performance evaluation of the Board and its principal Committees for 2022 was conducted internally at the end of 2022, led by the Company Secretary, through a questionnaire which covered: Board composition; dynamics; meeting management and support; the Board's oversight of different areas; risk management and internal control; succession planning; and the work of the Committees.

The findings were presented to the Nomination & Governance Committee and the Board in March 2023 and collective Committee and Board discussions to exchange ideas and agree priorities arising from the evaluation took place. The review confirmed that the Board and its principal Committees continued to operate effectively during the year and no major improvements were required, however a number of suggested areas for improvement were discussed. Given that the new Chief Executive Officer started shortly before the March meetings, it was agreed that the Chair, Chief Executive Officer and Company Secretary would further discuss the priorities and prepare an action plan for later approval by the Board.

Theme	Areas of focus
Board dynamics	> Continue to build Board and senior management relationships and ways of working, recognising the relative newness of the senior management team and many Board members and the ability to have in-person meetings.
Meeting management and support	> Drive greater consistency across all management papers/presentations in order to focus the Board on key matters and support good discussion. > Continue to create opportunities for a wider group of management to present at Board meetings and for Board members to interact with future leaders within the organisation. > Review suite of Non-financial KPIs.
Succession planning and talent development	> Following senior leadership changes in 2022, the Nomination & Governance Committee will oversee the refresh of CEO succession and development, and the GEC succession development plans by the Chief Executive Officer. > Continuing to oversee, through the RSWG, the development of a systematic approach to talent development across the Group.

Director evaluation

Individual performance evaluation of Non-executive Directors was undertaken by the Chair, who gathered feedback from each Board member and Group Executive Committee member. The Nomination & Governance Committee discussed the performance of Directors at its meeting in March 2023 as part of the overall Board evaluation. The Chair relayed feedback.

Feedback on the performance of the Chair was separately gathered by the Senior Independent Director, who held a meeting of the Non-executive Directors, without the Chair present. The Senior Independent Director then discussed the feedback with the Chair. The Chair assesses the performance of Executive Directors in respect of their role as Board Directors.

The outcome of these evaluation processes informs the Nomination & Governance Committee's recommendation for Directors to be put forward for re-election by shareholders.

The performance of Executive Directors, in their capacity as Executives, is subject to regular review, as part of our overall employee performance evaluation. The outcome of this assessment is reported to the Remuneration Committee, with input from Audit and Risk Committee Chairs in respect of the Group Chief Financial Officer and the Group Chief Risk and Compliance Officer respectively.

Risk management and internal control

The Board is responsible for ensuring that an appropriate and effective system of risk management and internal control is in place across the Group.

The framework of risk management and internal control centres on clear delegated authorities to ensure Board oversight and control of important decisions. The framework is underpinned by the Group Code of Business Conduct, which sets out the ethical standards the Board requires of itself, employees, agents and others working on behalf of the Group, and is supported by a set of Group-wide principles and values that define how the Group expects business to be conducted in order to achieve its strategic objectives. The framework is designed to monitor and manage, rather than eliminate, the risk of failure to achieve its strategic objectives, taking into account the interests of the Group's stakeholders.

As a provider of financial services, including insurance, the Group recognises that interests of our broad spectrum of stakeholders and that managed acceptance of risk lie at the heart of the business. As a result, effective risk management capabilities represent a key source of competitive advantage for the Group. By managed acceptance of risk, the Group seeks to generate customer and shareholder value by selectively taking exposure to risks, where these are an outcome of its chosen business activities and strategy. These risks will be reduced to the extent it is cost-effective to do so. The Group's systems, procedures and controls are designed to manage risk appropriately, and our resilience and recovery approaches aim to maintain the Group's ability and flexibility to respond in times of stress. There are some financial and non-financial risks for which the Group has no tolerance, and these are actively avoided.

Internal control

The GGM sets out the general principles by which we conduct our business and ourselves and defines our Group-wide approach to Governance, Risk Management and Internal Control. Further information on the GGM can be found on page 195. Group-wide policies, internal controls and processes, based on the provisions established in the GGM, are in place across the Group. These include controls covering the preparation of financial reporting. The operation of these controls and processes facilitates the preparation of reliable financial reporting and the preparation of local and consolidated financial statements in accordance with the applicable accounting standards, and requirements of the Sarbanes-Oxley Act. These controls include certifications by the Chief Executive Officer and Group Chief Financial Officer of each business with respect to the accuracy of information provided for use in preparation of the Group's consolidated financial reporting, and the assurance work carried out in respect of US reporting requirements.

The Board has delegated authority to the Audit Committee to review the framework and effectiveness of the Group's system of internal control. The Audit Committee is supported in this responsibility by the assurance work carried out by Group-wide Internal Audit (GwIA) and the work of the audit committees of the Group's Material Subsidiaries, which oversee the effectiveness of controls in each respective business. Details of how the Audit Committee oversees the framework of controls and their effectiveness on an ongoing basis, is set out more fully in the report on pages 211 to 217.

Risk management

A key component of the GGM is the Group Risk Framework, which requires all businesses to establish processes for (1) identifying; (2) measuring and assessing; (3) managing and controlling; and (4) monitoring and reporting the risks facing the business.

The Board determines the nature and extent of the principal risks it is willing to take in achieving its strategic objectives while taking into account the interests of the Group's stakeholders. The Board has delegated authority to the Risk Committee to assist it in providing leadership, direction and oversight of the Group's overall risk appetite, risk tolerance and strategy; overseeing and advising on the current and potential future risk exposures of the Group; reviewing and approving the Group's risk management framework, including changes to risk limits within the overall Board approved risk appetite; and monitoring the effectiveness of the risk management framework and adherence to the various risk policies. Regular activities are detailed in the report on pages 218 to 222.

The Group's risk governance arrangements, which support the Board, the Risk Committee and the Audit Committee, are based on the principles of the 'three lines model': risk taking and management, risk control and oversight, and independent assurance.

Formal review of controls

A formal evaluation of the risk management and internal control system is carried out at least annually. Prior to the Board reaching a conclusion on the effectiveness of the system in place, the report is considered by the Disclosure Committee and Audit Committee, with risk specific disclosures within the report also reviewed by the Risk Committee. This evaluation takes place prior to the publication of the Annual Report.

As part of the evaluation, the Chief Executive and Chief Financial Officer of each business, including Head Office, certify compliance with the Group's governance policies and associated risk management and internal control requirements. The Governance function, under the responsibility of the Group Chief Risk and Compliance Officer, facilitates a review of the matters raised in this certification process. This includes the assessment of any risk and control issues reported during the year, risk and control matters identified and reported by the other Group oversight functions and the findings from the reviews undertaken by GwIA, which carries out risk-based audit plans across the Group. Issues arising from any external regulatory engagement are also taken into account.

For the purposes of the effectiveness review, the Group has followed the FRC Guidance on Risk Management, Internal Control and Related Financial and Business Reporting. In line with this guidance, the certification provided does not apply to material joint ventures and associates where the Group does not exercise full management control. In these cases, the Group satisfies itself that suitable governance and risk management arrangements are in place to protect the Group's interests. Additionally, the relevant Group company which is party to the joint venture or associate must, in respect of any services it provides in support of the joint venture or associate, comply with the requirements of the Group's internal governance framework.

Effectiveness of controls

In accordance with provision 29 of the UK Code and provisions D.2.1, D.2.2 and D.2.3 of the HK Code, the Board reviewed the effectiveness and performance of the system of risk management and internal control during 2022. This review covered all material controls, including financial, operational and compliance controls, risk management systems, budgets and the adequacy of the resources, qualifications, experience of staff of the Group's accounting, internal audit and financial reporting functions. The review identified a number of areas for improvement, and the necessary actions have been or are being taken. The Audit Committees at Group and Material Subsidiary levels collectively monitor outstanding actions regularly and ensure sufficient resource and focus is in place to resolve them within a reasonable timeframe.

The Board confirms that there is an ongoing process for identifying, measuring and assessing, managing and controlling, and monitoring and reporting the significant risks faced by the Group and confirms that the system remains effective.

Three lines model

First line (risk taking and management)

- Takes and manages risk exposures in accordance with the risk appetite, mandate and limits set by the Board;
- Identifies and reports the risks that the Group is exposed to, and those that are emerging;
- Promptly escalates any limit breaches or any violations of risk management policies, mandates or instructions;
- Identifies and promptly escalates significant emerging risk issues; and
- Manages the business to ensure full compliance with the Group risk management framework as set out in the GGM, which among other requirements, includes the Group Risk Framework and associated policies as well as approval requirements.

Second line (risk control and oversight)

- Assists the Board to formulate the risk appetite and limit framework, risk management plans, risk policies, risk reporting and risk identification processes; and
- Reviews and assesses the risk-taking activities of the first line, and where appropriate challenging the actions being taken to manage and control risks.

Third line (independent assurance)

- Provides independent assurance on the design, effectiveness and implementation of the overall system of internal control, including governance structures and processes, risk management and compliance.

Each business is required to implement a governance structure based on the three lines model, proportionate to its size, nature and complexity, and to the risks that it manages.

Nomination & Governance Committee report



We have continued to develop the Board's composition to reflect the Group's transformation. Following a year of change in the senior management team, key priorities in 2023 will be working with Anil to refresh management succession and development plans and to ensure we create a strong and diverse pipeline of talent.

Shriti Vadera
Chair of the Board

Committee's purpose

The purpose of the Committee is to assist the Board in retaining an appropriate balance of skills to support the strategic objectives of the Group, to develop a formal, rigorous and transparent approach to the appointment of Directors and maintain an effective framework for succession planning. Further, the Committee provides support and advice to the Board on governance arrangements.

More information on the role and responsibilities of the Nomination & Governance Committee can be found in its terms of reference, which are available at www.prudentialplc.com

Membership and 2022 meeting attendance

Committee members	2022 meetings[1]
Shriti Vadera, Chair	4/4
Jeremy Anderson[2]	–
Chua Sock Koong[3]	3/3
Ming Lu	4/4
Anthony Nightingale[4]	1/1
Philip Remnant	4/4
George Sartorel[3]	3/3
Tom Watjen[5]	1/1

Regular attendees

- **Chief Executive Officer**
- **Group Human Resources Director**
- **Company Secretary**

Notes

1 The Committee held one meeting jointly with the Responsibility and Sustainability Working Group (RSWG). Attendance included the members of the RSWG, who at that time comprised Mr Anderson (Chair), Mr Basu, Mr Sartorel and Ms Wong.
2 Jeremy Anderson joined the Committee on 16 November 2022. Prior to joining, he attended one meeting as an observer, in addition to the meeting he attended as a member of the RSWG.
3 Chua Sock Koong and George Sartorel joined the Committee on 1 May 2022. Prior to his joining, Mr Sartorel attended one meeting as an observer.
4 Anthony Nightingale stepped down from the Committee on 26 May 2022.
5 Tom Watjen stepped down from the Committee on 1 May 2022. He attended one additional meeting after stepping down.

Dear shareholder,

I am pleased to provide you with my report as Chair of the Nomination & Governance Committee.

Succession planning for both the Board and the executive management team was a key focus in 2022. I have set out in my introduction to the Governance Report (page 178) the process that led to the appointment of Anil Wadhwani as our new Chief Executive Officer which, given the importance of the decision, involved all Non-executive Directors.

Building on the extensive succession planning activities of the Committee in 2021, the Board was able to appoint Mark FitzPatrick as interim Group Chief Executive whilst the process for appointing a permanent successor was ongoing, and to promote James Turner to the role of Group Chief Financial Officer and Avnish Kalra to the role of Group Chief Risk and Compliance Officer. This provided leadership continuity and ensured that the Group could complete its restructuring and continue to deliver on its strategy. The Committee supported Mark in his capacity as interim Group Chief Executive in restructuring the Group Executive Committee.

A key area of focus for the Committee over the next 18 months will be to oversee the development of updated succession plans for the new Chief Executive Officer and other Group Executive Committee roles. The Committee will also work closely with the RSWG to oversee the development of the framework which ensures that there is a strong and diverse pipeline of talent for the Group's future leadership needs.

Alongside management changes, we also continued to develop the Board's composition. In our recruitment, we have set requirements for deep Asian experience and strong digital understanding, alongside ensuring a balance of specific market and sectoral experience, focusing in 2022 on insurance and healthcare. We have paid careful regard to ensuring the diversity of both experience and perspectives, and the ability to contribute views within the Board, to ensure strong governance, support and challenge for the Group's transformation and operational delivery.

As Chair of the Committee, I have been pleased with the calibre of candidates we have been able to consider, reflecting the strong proposition that Prudential offers to potential Board members, and I am delighted with those who have joined through the last year. In August 2022, we announced the appointment of Arijit Basu and Dr. Claudia Suessmuth Dyckerhoff to the Board. Arijit, who joined the Board in September 2022, brings extensive operating and insurance industry experience following a nearly 40 year career at State Bank of India (SBI), including four years as CEO of SBI Life Insurance Company Ltd. Claudia, who joined the Board in January 2023, brings a deep and broad knowledge of the healthcare services sector and health technology across China and the Asia-Pacific region. She spent much of her career based in Shanghai and, more recently, in Hong Kong and has worked with healthcare providers, governments, insurers, pharmaceuticals and medical device companies. As with all new Non-executive Directors, the Committee oversees their induction to the business to quickly ensure that they are able to contribute and the Board is able to benefit from their experience and expertise.

The Committee continues to review the composition of the Board and the skills and experience needed in order for it to lead and oversee the Group.

As announced in November, the role of Group Chief Financial Officer is no longer an Executive Director role. The Committee and the Board satisfied itself that in making this change, which is in line with many boards of Asia listed companies, the role and status of the Group Chief Financial Officer as well as the Group Chief Risk and Compliance Officer within the Prudential boardroom is well safeguarded and the Company's governance processes and protections for shareholders remain robust. In particular, with further details set out in the Governance Report, the Group Chief Financial Officer and the Group Chief Risk and Compliance Officer are standing attendees at the Board, their appointment is a matter reserved to the Board, and the Chairs of the Audit and Risk Committee have a key role in their performance assessment.

Looking ahead, the Committee has identified specific focus areas for succession planning, including insurance-specific financial assurance skills in anticipation of David Law reaching the end of his tenure in 2024.

The rest of this report sets out in more detail the activities of the Committee in 2022. I would like to thank the Committee members for their diligence and contribution throughout the year.



Shriti Vadera
Chair of the Nomination & Governance Committee

Board composition, skills and succession

The Committee keeps under review the leadership needs of the Group, both for Executive and Non-executive Directors. Board succession plans are supported and informed by the results of the annual Board evaluation, individual Director evaluations and any skills gaps identified. Ongoing succession planning helps to ensure that the Board maintains a balance in the mix of skills and experience of its members.

The Committee regularly reviews the size, structure and composition of the Board, its principal committees and the RSWG, including an appropriate combination of Non-executive to Executive Directors on the Board, the overall number of Directors and their respective skills and experience. The Chair also seeks views on the needs of the Board and its principal committees as part of the annual Board evaluation and the Committee discusses desired skills as part of succession planning.

To support its assessment of skills and support succession planning, the Committee maintains a skills matrix for Non-executive Directors to help it map existing and desired skills on the Board and identify any gaps. The skills matrix includes the key skills and experience gained from positions external to Prudential that the Committee considers as particularly valuable for the Board to enable it to effectively oversee the Group and the execution of our strategy.

Looking ahead, in light of Non-executive Directors who are due to step down at the 2023 AGM and who will reach the end of their tenure at the 2024 AGM, the Committee has identified the need for a Board member with insurance-specific financial assurance expertise as David Law reaches the end of his tenure in 2024.

Non-executive Directors skills matrix


Pan-Asia 9
China 8
India 5
Africa 1
Insurance 3
Other Financial Services 7
Health 2
Tech/Digital 6
Operational 6
Financial assurance 5
Regulatory/public policy 3
0 1 2 3 4 5 6 7 8 9 10
Number of Non-executive Directors with experience
Geographical experience
Technical skills and experience

Non-executive Directors

The existing Non-executive Board members contribute a range of industry operating experience, sector expertise and personal strengths to the Board. In 2022, the Committee focused on the Board's need to increase its expertise and experience in the areas of insurance and healthcare, which led to the appointments of Arijit Basu and Dr Claudia Suessmuth Dyckerhoff. Mr Basu has an in-depth understanding of the banking and insurance industries in India whilst Dr Suessmuth Dyckerhoff has broad experience in the healthcare sector in Asia, including specifically in China. These appointments are part of an ongoing process to refresh the Board to ensure that it has the right skills and experience to support the Group's strategic objectives in Asia and Africa, both now and in the future.

The regular and ongoing review of candidates by the Committee ensures a controlled approach to the onboarding of new Non-executive Directors and allows a sufficient transition period with those Directors who are reaching the end of their tenure.

The Committee also makes recommendations to the Board in relation to skills to ensure the Audit Committee has the skills required by the Codes and US legislation. The Audit Committee financial expert, as defined in the Sarbanes-Oxley Act, is David Law.

Executive roles

Given the importance of Chief Executive Officer succession and the Board's collective responsibility, the succession process that led to the appointment of Mr Wadhwani involved all of the Non-executive members of the Board and is described on page 178.

Based on the extensive work by the Committee in 2021 on succession planning for Group Executive roles, including considering full assessments and development plans for internal candidates and external benchmarking, the Committee had identified Mr Turner as the preferred successor for the role of Group Chief Financial Officer, and Avnish Kalra as the preferred successor for the role of Group Chief Risk and Compliance Officer. The Board approved these appointments in February 2022. The Board was also able to approve the appointment of Mark FitzPatrick as interim Group Chief Executive whilst the process for appointing a new Chief Executive Officer was completed. These appointments ensured continuous and effective leadership of the Group.

The Committee also has oversight of a diverse pipeline of leadership talent extending below the level of the Group Executive Committee in order to attract, retain and develop the next generation of emerging leaders. Responsibility for overseeing talent development across the Group more broadly, including diversity, inclusion, and employee wellbeing sits with the RSWG. The Committee and RSWG hold joint meetings where appropriate.

The Committee is supported by the Group HR Director and during the year engaged Egon Zehnder and Spencer Stuart to support the searches for certain Non-executive and Executive hires. Spencer Stuart is also engaged by the Group for senior management recruitment and Egon Zehnder for senior management recruitment and leadership assessment and development.

Process for appointing new Directors

The Committee assists the Board in ensuring that there is a formal, rigorous and transparent approach to the appointment of new Directors.

The Committee is involved from the start in identifying a vacancy or a gap in the Board's skills. A role description is prepared, listing the desired skills and experience and reflecting feedback from the Committee and the objectives of the Board's Diversity Policy. Once agreed, specialist talent agencies are typically engaged to create a long-list of candidates, which is reviewed by the Committee and other Board members to create a short-list. Interviews with short-listed individuals then take place with the Committee and additional selected Board members and feedback is provided to the Committee. In this manner, a preferred candidate is selected and the Committee then recommends the individual to the Board for appointment. The Senior Independent Director leads the Committee in the process of appointing a new Chair and the Chair leads the process for the appointment of a new Chief Executive Officer, involving all Non-executive Directors in the process.

Contemporaneous with this process, due diligence checks are undertaken on the candidate and Prudential liaises with the relevant regulatory authorities. The Committee is kept updated on this process as appropriate. Following appointment, the Committee oversees the induction of new Non-executive Directors.

Director evaluation

The Committee has concluded that each of the Directors in office for the year under review continued to perform effectively and each was able to devote appropriate time to fulfil their duties, and that the Board and its Committees had an appropriate combination of skills, experience and knowledge.

In reaching this conclusion, the Committee determined that the Non-executive Directors continued to demonstrate the desired attributes, contributing effectively to decision-making and exercising sound independent judgement in holding management to account. Accordingly, the Committee recommended to the Board those Directors standing for election at the 2023 Annual General Meeting.

During 2022, the Committee also reviewed the membership of the Board's principal Committees and the RSWG, recommending changes to the Board. When making recommendations, the Committee takes account of the current composition of each of the principal Committees and the RSWG, the skills and experience of the members and the strategic objectives of the Group. Assigning new Directors to the Audit or Risk Committees has also helped them to build up their knowledge of the business. More information on Committee and RSWG membership changes can be found on page 180.



Senior Independent Director succession

The role of Senior Independent Director derives from the UK Corporate Governance Code. The Senior Independent Director acts as a sounding board for the Chair and supports her in the delivery of her objectives. He also acts as an intermediary for other Directors and shareholders when necessary. The Senior Independent Director also leads the annual performance evaluation of the Chair as well as leading on the search of any new Chair.

During 2022, the Chair consulted with members of the Committee and other Board members on the best candidate to succeed Philip Remnant, who has held the role of Senior Independent Director since joining the Board in January 2013. Mr Anderson was considered the ideal candidate. He is familiar with the UK investor and governance landscape, has long experience of engaging with stakeholders, including through successfully carrying out a similar role at UBS, and possesses the personal skills necessary to fulfil the different functions of the role.

In anticipation of his appointment, Mr Anderson became a member of the Committee on 16 November 2022 and will step down from the RSWG on 31 March 2023, following the publication of the 2022 ESG Report.

Board diversity policy

Given the location of the Group's operations, its business strategy and long-term focus in Asia and Africa, the Committee seeks candidates with backgrounds, experience and skills that broaden the Board's capability, and who possess a balance of sector-specific knowledge, operational experience and commercial acumen, ensuring it has representation from individuals with insights into the markets in which the Group operates. Talent search agencies are briefed on the Group's requirements and candidate selection is based on merit, against objective criteria and with due regard for the benefits of diversity, including diversity of thought and perspective, gender, ethnicity, age, geographical provenance and social, educational and professional backgrounds.

The Board's target for female representation on the Board is 40 per cent by the end of 2025, as recommended by the FTSE Women Leaders Review. At 31 December 2022, the role of Chair was held by a woman and the overall representation of women on our Board was 31 per cent. On 1 January 2023 female representation increased to 38 per cent. As previously announced, Philip Remnant and Tom Watjen will not stand for re-election at the forthcoming AGM, which will further increase the proportion of women on our Board to 45 per cent.

The Parker Review recommends that we appoint at least one director from what is regarded in the UK as an ethnic minority background. We have exceeded this recommendation, with six of our 13 Directors meeting those criteria as at 31 December 2022 (seven out of 11 following the 2023 AGM or 63%) reflecting our Asian and African focus and operations. We are one of only three FTSE 100 companies with a non-white Chair.

The Group's Diversity and Inclusion Policy applies at all levels of the business, including to the Board and its Committees. The Committee is responsible for overseeing a diverse pipeline of talent for the Board and other senior executive roles, driving a Group-wide culture where our people feel valued, and are treated fairly and respected: enabling them to fully contribute their thoughts and perspectives and to be their authentic selves.

The Committee considers that the pipeline for diverse talent to serve on the Group Executive Committee remains reasonable with continued effort needed. Female representation of those who are regarded as senior management and part of the leadership teams is 35%. The RSWG has overseen the development of a people dashboard, which includes measures for tracking local representation, gender, age, tenure and experience. Inclusive leadership practices are implemented starting with the Board and Committee and throughout the organisation. A full description of the Group's activities on diversity and inclusion throughout the workforce, including at senior management level, can be found in the ESG report, on pages 67 to 175.

The following tables set out the information Prudential is required to disclose under UK LR 9.8.6R(10) and is expressed as at 31 December 2022.

Gender identity or sex[1]

	Number of Board members	Percentage of the Board	Number of senior positions on the Board (CEO, CFO, SID and Chair)	Number in executive management[2]	Percentage of executive management
Men	9	69%	3	6	75%
Women	4	31%	1	2	25%
Not specified/prefer not to say	–	–	–	–	–

Ethnic background[1]

	Number of Board members	Percentage of the Board	Number of senior positions on the Board (CEO, CFO, SID and Chair)	Number in executive management[2]	Percentage of executive management
White British or other White (including minority-white groups)	7	54%	3	3	37%
Mixed/Multiple Ethnic Groups	–	–	–	–	–
Asian/Asian British	6	46%	1	5	63%
Black/African/Caribbean/Black British	–	–	–	–	–
Other ethnic group, including Arab	–	–	–	–	–
Not specified/prefer not to say	–	–	–	–	–

1 The information in this table was collected directly from each individual.
2 For the purposes on this disclosure 'executive management' means the Group Executive Committee.

A full description of the Group's activities on diversity and inclusion can be found in the ESG report, on pages 109 to 116.

Terms of appointment

Non-executive Directors are appointed for an initial term of three years, and subject to review by the Committee and re-election by shareholders, it is expected that Non-executive Directors serve a second term of three years. After six years, Non-executive Directors may be appointed for a further year, up to a maximum of three years, or more in certain limited circumstances. Reappointment is subject to rigorous review as well as re-election by shareholders.

In line with provisions of the UK Code, the notice of AGM includes details on the skills and experience of each director seeking re-election and specific reasons why their contribution is, and continues to be, important to the Company's long-term sustainable success.

Non-executive Director tenure[1]


David Law
Amy Yip
Jeremy Anderson
Shriti Vadera
Chua Sock Koong
Ming Lu
Jeanette Wong
George Sartorel
Arijit Basu
Claudia Suessmuth Dyckerhoff
0
2
4
6
8
Length of tenure (years)

1 At the date of publication

The Directors' Remuneration Report sets out the terms of Non-executive Directors' letters of appointment, in addition to the terms applicable to Executive Directors' service contracts.

Independence

All Directors have a statutory duty to exercise independent judgement. For Non-executive Directors, the application of independent judgement is critical to their role in providing constructive challenge and holding management to account, while providing strategic guidance and offering specialist advice. The independence of Non-executive Directors is assessed as part of the appointment process, and annually thereafter, in line with requirements. To support that assessment, each Non-executive Director (except the Chair) provides an annual independence confirmation as required under the Hong Kong Listing Rules. Members of the Audit Committee are also assessed against independence criteria in the Sarbanes-Oxley Act.

During 2022 all Non-executive Directors were considered to be independent by the Committee. The Chair, who was independent on appointment, is no longer counted as independent in accordance with the UK Corporate Governance Code.

Philip Remnant, the Senior Independent Director, joined the Board in January 2013 and was re-elected at the AGM in May 2022 to serve for a further one year term, with 96.65% of votes cast in favour. While the UK Code provides that the independence of a director who has served for more than nine years is likely to have been impaired, or could appear to have been impaired, the Committee and the Board were satisfied, having assessed his independence throughout 2022, that Lord Remnant remained independent in judgement and character. As previously announced, Lord Remnant will not stand for re-election at the forthcoming AGM in May 2023. He will be succeeded as Senior Independent Director by Jeremy Anderson.

When considering the independence of Jeremy Anderson and Jeanette Wong, the Committee and the Board took into account that both Mr Anderson and Ms Wong serve as Non-executive Directors of UBS Group AG. The Committee and the Board have determined that this cross-directorship does not affect their independence. Based on their contributions to Board discussions to date, the Board is confident that both can be expected to continue to demonstrate objectivity and independence of judgement.

Time commitment

Non-executive Directors are expected to devote such time as is necessary for the proper performance of their duties. The expected time commitment for directors to effectively discharge their duties is agreed and set out in writing in the Letter of Appointment, at which point the existing external demands on an individual's time are assessed to confirm their capacity to take on the role. The assessment takes into account the time required to prepare for and attend Board and Committee meetings, the AGM, general projects, Board training, dinners and other activities. Further external appointments which could impair the ability of Directors to meet these time commitments must first be discussed with the Chair (or, for the Chair, with the Senior Independent Director) and, where appropriate, approved by the Committee or the Board. Should the Executive Director wish to take on any external appointments, this would also be subject to Board consent. In line with UK Code recommendations, the Executive Director is not permitted to hold more than one non-executive directorship with a FTSE 100 company or other significant appointments.

During 2022, the Committee considered the time commitment required of the Non-executive Directors. Taking into account the varying demands of the business, it was concluded that the time commitment required of Directors needed to be refreshed. The current time expectations for Board and Committee membership are set out in the following table. The time expectations of Directors performing Chair roles is considerably more.

Number of regular scheduled meetings

		Approximate time commitment
Board	6 meetings	33 days
Audit Committee	5 meetings	15 days
Risk Committee	5 meetings	8.5 days
Remuneration Committee	4 meetings	6 days
Nomination & Governance Committee	3 meetings	5 days
Responsibility & Sustainability Working Group	4 meetings	5.5 days

Conflicts of interest

Directors have a statutory duty to avoid conflicts of interest. In addition, the Company has in place procedures to identify and, where necessary, mitigate potential conflicts of interest. These processes help to ensure decisions are made in the best interests of the Company. The Board has delegated authority to the Committee to identify and, where necessary, authorise any actual or potential conflicts of interest.

When recommending a candidate for appointment or re-election to the Board, the Committee considers the external appointments of the proposed candidate and recommends authorisation of any conflicts to the Board as appropriate, attaching conditions to the authorisation where necessary. If a Director makes a request to take on a new external position during the year, the Chair (or the Senior Independent Director in respect of the Chair) considers the proposed external appointment and escalates to the Committee for authorisation where a conflict or potential conflict could arise.

The Board considers that the procedures for dealing with conflicts of interest operate effectively.

Board effectiveness

The Committee oversees the process by which the Board, its Committees and individual Directors' effectiveness is assessed. The 2022 Board evaluation was conducted internally using a questionnaire. The findings were presented to the Committee and the Board in March 2023 and suggested actions to address areas of focus identified by the evaluation were discussed. The themes, summary of actions and progress are set out on page 201.

Governance

The Committee reviews the Group's governance framework regularly, monitoring the Group's significant governance policies, (including governance arrangements of the Group's main subsidiaries), recommending changes to the Board as appropriate.



Committee's purpose

The Committee's purpose is to assist the Board in meeting its responsibilities for the integrity of the Group's financial reporting, including the effectiveness of the internal control and risk management system and for monitoring the effectiveness and objectivity of internal and external auditors.

More information about the Audit Committee can be found in its terms of reference, which are available at www.prudentialplc.com

Membership and 2022 meeting attendance

Committee members	2022 meetings[1]
David Law, Chair	8/8
Jeremy Anderson	8/8
Arijit Basu[2]	2/2
Chua Sock Koong[3]	3/3
Philip Remnant	7/8
Alice Schroeder[4]	4/4
Jeanette Wong	8/8
Amy Yip	8/8

Regular attendees

- Chair of the Board
- Chief Executive Officer
- Group Chief Financial Officer
- Group Chief Risk and Compliance Officer
- Senior members of the Finance function
- Company Secretary
- Group Chief Internal Auditor
- External Audit Partner
- Chief Security Officer

Notes

1 The Committee held four joint meetings with the Risk Committee, in addition to the eight Audit Committee meetings. All members attended the joint meetings.
2 Arijit Basu joined the Audit Committee on 1 September 2022. Prior to joining, he attended one Audit Committee meeting and one joint Audit and Risk Committee meeting as an observer.
3 Chua Sock Koong stepped down from the Audit Committee on 1 May 2022. After stepping down, Chua Sock Koong attended one additional joint Audit and Risk Committee meeting.
4 Alice Schroeder stepped down from the Audit Committee on 26 May 2022.

Audit Committee report

> ***In 2022, the Committee has continued to support the Group through the transition to being a purely Asia and Africa focused business, gaining a greater understanding of the issues facing our subsidiary businesses while overseeing the challenges of the new IFRS 17 standard and auditor transition activities.***

David Law
Chair of the Audit Committee

Dear shareholders

2022 has been another busy year for the Audit Committee as the Group became a purely Asia and Africa focused business.

At the start of the year, the Committee considered that the following should be the key areas of focus in addition to its regular ongoing responsibilities.

1. Monitoring the Group's preparedness for reporting under IFRS 17 and understanding the implications of the transition;
2. Deepening the Committee's understanding of the accounting judgements and issues in the Group's major subsidiary businesses;
3. Overseeing transitional activities relating to the change of external auditor in 2023; and
4. Ensuring the Group's financial controls remain robust during a period of transition for the business.

I am pleased that at the end of the year the review of the Committee's effectiveness concluded that we had delivered against these objectives.

IFRS 17 became effective on 1 January 2023, alongside the adoption of IFRS 9. This is a significant undertaking for the Group's finance teams and the Committee has been kept informed of progress on a regular basis. During the year, systems implementation was completed and the transition balance sheet on 1 January 2022 produced. In addition to time spent in meetings overseeing implementation and discussing areas of judgment, the Committee has spent time getting to understand the new regime and how it is expected to impact the Group. I suspect there will be significant challenges ahead in bedding down this complex project and also helping stakeholders understand its impact across the industry. More information on the project and expected impact on our transition is contained in note A3.2 of the IFRS financial statements. Completion of the audited comparatives will be a significant focus for the Committee in the first half of 2023.

In order to increase its focus on the Group's Asia entities, the Committee set out to strengthen its relationships in 2022 with the finance teams and audit committees in our most material subsidiaries. To that end, in addition to the usual written updates on the activities of the local audit committees, I meet regularly with the chairs of our Material Subsidiary audit committee chairs and provide an update to the Committee on important points raised at local level. In addition to its ongoing consideration of matters regarding the Material Subsidiaries, the Committee has also received presentations from local audit committee chairs and finance teams from the Material Subsidiaries. This helped to deepen the Committee's understanding and facilitate discussion of key accounting assumptions and judgements, control matters, key products and the drivers of profitability in those businesses. In order to continue to foster closer working relationships with the audit and risk committees, in September Jeremy Anderson and I chaired a conference attended by the non-executive directors of the Group's Material Subsidiaries.

We have continued to pay particular attention to our whistleblowing procedures and monitored these for any indicators of issues. I have met privately with the Group Chief Risk and Compliance Officer and/or Chief Security Officer to discuss significant cases and how they are investigated and resolved. These are also discussed in private sessions with the Committee, the Board or the relevant local audit committee as appropriate.

Committee membership and compliance with regulatory and governance requirements

In September, Arijit Basu joined the Committee. Arijit has extensive executive experience in the banking and insurance industries in India. His full biography and experiences are set out on page 183. In May, the Committee said goodbye to Alice Schroeder who stepped down from the Committee and from the Board, while Chua Sock Koong also stepped down from the Committee as part of a refresh in the membership of several of the Board Committees as announced on 26 April. I thank them both for their contributions.

At the conclusion of the 2023 AGM, the Committee will also bid farewell to Philip Remnant who will step down from the Committee and the Board. He has served on both since January 2013. Philip has seen through many significant events in these years and we will miss his wise counsel. I am extremely grateful for his support and contribution throughout my period as Chair.

Further, for the purposes of the UK and Hong Kong Corporate Governance Codes, each member of the Committee has recent and relevant financial experience. Detailed information on the experience, qualifications and skillsets of all Committee members can be found on pages 181 to 187.

The effectiveness of the Committee was reviewed as part of the annual Board evaluation, which confirmed that the Committee continued to operate effectively during the year, with actions agreed where appropriate. Further details on the Board evaluation are set out on pages 200 to 201.

External auditor

An important part of the Committee's work consists of overseeing the relationship with the Group's external auditor, including safeguarding independence and approving non-audit fees. The Committee continued its practice of meeting privately with KPMG and I have held a number of meetings with the lead partner throughout the year.

The audit of the 2022 year-end results will be the final one by the Group's current auditor, KPMG LLP (KPMG), and I would like to thank them for their support and hard work over their years of service.

As reported in the 2020 Annual Report, following a rigorous tendering process the Board resolved that it intends to recommend EY for appointment as the Group's auditor for the financial year ending 31 December 2023 onwards, subject to shareholder approval at the AGM in 2023. The Committee is therefore also overseeing the Group's relationship with EY, their independence from Prudential and the transition plan. EY have been undertaking assurance work on the Group's IFRS 17 comparatives in advance of the publication of its first IFRS 17 results at Half Year 2023. We have also met regularly with them to discuss progress. Their work has assisted with the transition and I also met with their lead partners regularly.

Internal audit

The Committee receives regular updates from the Group Chief Internal Auditor and key members of his team and I meet regularly with him and the Group-wide Quality Assurance Director to discuss internal audit work and matters arising. Having a strong function with appropriate resource focused on our key risks has been a priority of the Committee throughout the year.

Finally, I would like to thank our management colleagues for their huge efforts this past year in difficult circumstances, their responsiveness to challenge and the quality of papers; and my fellow Committee members for their diligence and contribution throughout the year.



David Law
Chair of the Audit Committee

Principal activities and significant issues considered by the Audit Committee during 2022

Accounting judgements and estimates supporting the Group's results

One of the Committee's key responsibilities is to monitor the integrity of the financial statements and any other periodic financial reporting. This includes, the half-year financial statements, the Annual Report (including compliance with the GWS public reporting requirements), associated results announcements and Form 20-F disclosures, as well as the annual update of the Group's published Tax Strategy.

In reviewing these and other items, the Committee received reports from management and, as appropriate, reports from internal and external assurance providers.

When considering financial reporting matters, the Committee assesses compliance with relevant accounting standards, regulations and governance codes focusing on key areas of judgement and complexity. No material changes to accounting policies were made during 2022. The Committee continued to receive updates on the Group's implementation of IFRS 9 'Financial Instruments' and IFRS 17 'Insurance Contracts', which became effective on 1 January 2023. The approach to and the impact of adopting these standards is further discussed in note A3.2 of the IFRS financial statements.

The Committee reviewed the key assumptions and judgements supporting the Group's IFRS results, including those made in valuing the Group's investments, insurance liabilities and intangible assets under IFRS, together with reports on the operation of internal controls to derive these amounts. The Committee also reviewed the assumptions underpinning the Group's European Embedded Value (EEV) metrics.

Assumptions setting
The measurement of insurance liabilities is based on estimates of future cash flows, including those to and from policyholders, over a long period of time. These estimates can, depending on the type of business, be highly judgemental. The Committee considered changes to assumptions and other estimates used to derive IFRS insurance liabilities and for EEV reporting. The key assumptions reviewed were:

- Within the insurance businesses, persistency, mortality, morbidity (including expectations of future medical costs inflation and related premium rises) and expense assumptions (including consideration of future expense levels anticipated in the business plan). When assessing assumptions the Committee considered recent experience, including the impact of any short-term Covid-related disruption.
- Economic assumptions, including investment return and associated risk discount rates, which generally increased as interest rates rose in the year, leading to adverse impacts on the Group's EEV.

The Committee was satisfied that the assumptions adopted by management were appropriate.

In addition to the above the Committee received and considered information on the impact on the Group's metrics of the adoption of the Risk-Based Capital regime in Hong Kong. This included in particular the refinements needed to the methodology used to calculate Hong Kong's IFRS policyholder liabilities and the impact of that change as further described in note C3.2 in the IFRS financial statements. The impact on the Group's EEV is set out in the basis of preparation and note 8 of the EEV financial statements.

Valuation of investments
The Committee received information on the carrying value of investments in the Group's balance sheet acknowledging that the vast majority of the Group's investments are based on quoted prices in an active market (circa 80 per cent being included in level 1 as at 31 December 2022). Further information on the valuation of assets is contained in note C2 of the IFRS financial statements. The Committee satisfied itself that overall investments were valued appropriately.

Intangible assets
The Committee received information to enable it to review the more material intangible asset balances, for example, whether there had been any indication of impairment of the Group's distribution rights asset or goodwill in light of the current macroeconomic environment. The Committee was satisfied that there was no impairment of these intangible assets at 31 December 2022. Further information is contained in note C4 of the IFRS financial statements.

Other financial reporting matters

Going concern and viability statements
The Committee considered various analyses from management regarding the capital and liquidity positions at Group and parent company level, taking into account the Group's principal risks. This included an assessment of the impact that different stress scenarios may have on the Group's plan and its resilience to those threats. Following this review, the Committee recommended to the Board that it could conclude that the financial statements should continue to be prepared on a going concern basis and that the disclosures in the 2022 Annual Report on the Group's longer-term viability were both reasonable and appropriate.

Principal activities and significant issues considered by the Audit Committee during 2022

Other financial reporting matters *continued*

Fair, balanced and understandable requirement
The Committee carried out a formal review of whether the 2022 Annual Report were 'fair, balanced and understandable' as required by the UK Corporate Governance Code. In particular, it considered whether the report gave a full picture of the Group's business model, strategy, financial position and performance in the year, with important messages appropriately highlighted. It also considered the level of consistency between financial statements and narrative sections, whether performance measures were clearly explained and the prominence of alternative performance measures.

After completion of its detailed review, the Committee was satisfied that, taken as a whole, the Group's Annual Report is fair, balanced and understandable.

Taxation
The Committee regularly received updates on the Group's tax matters and provisions for certain open tax items, including tax matters in litigation. The Committee was satisfied that the level of provisioning adopted by management was appropriate. See notes B3 and C7 of the IFRS financial statements. In 2022, the Committee was also updated on the OECD proposals to reform international tax including the introduction of a global minimum tax rate of 15 per cent likely to be effective from 2024.

The Committee received updates in November 2022 and February 2023 about the anticipated change in tax residency of Prudential plc from the UK to Hong Kong, which became effective from 3 March 2023, as a consequence of the strategic shift to being an Asia and Africa focused business.

Parent company financial statements
The Committee reviewed the parent company profit and loss account and balance sheet, which included the recoverability of the parent company's investment in subsidiaries by assessing and confirming that the net assets of the relevant subsidiaries (being an approximation of their minimum recoverable amount) were in excess of their carrying value at the balance sheet date.

FRC's thematic reviews on TCFD and climate disclosures
The FRC's Corporate Reporting Review (CRR) team carried out a limited scope review of the Group's TCFD disclosures and disclosures of climate in the 2021 Annual Report. The review is based solely on the Annual Report and does not benefit from detailed knowledge of Prudential's business or an understanding of the underlying transactions entered into. Following completion of the review, the Committee was provided with a letter from the FRC's CRR team and was pleased to note that no questions or queries were raised by the FRC. In preparing its 2022 Annual Report, the Group has taken account of a number of improvements applicable to all companies following the thematic review alongside suggestions made to the Group by the FRC following its review.

External audit

External audit effectiveness
The Group's current external auditor is KPMG and oversight of the relationship with KPMG is one of the Committee's key responsibilities. Matters considered by the Committee in the year included:

- The detailed audit strategy for the year, approach to risk assessment and coverage of the audit response to highlighted significant risks;
- Their approach to Group materiality setting and their proposal on how that is applied to the individual business units;
- Insight around the key accounting judgements and the way KPMG applied constructive challenge and professional scepticism in dealing with management; and
- The outcome of management's internal evaluation of the auditor, which was based on a questionnaire survey circulated to the Committee members, independent members of the audit committees of Material Subsidiaries, the Group Chief Financial Officer and the Group's senior financial leadership for completion. The survey covered audit quality and execution, team performance, process and communication in relation to the 2021 audit. In addition, the Committee discussed the results of the latest FRC review with KPMG, including any implications for the Prudential audit and any actions being taken by KPMG to address these.

The Committee maintains an open dialogue on emerging risks and issues with the Group Lead Partner via a regular schedule of meetings aligned to key reporting milestones. In 2022 the Committee formally met with the Group Lead Partner without management present on two separate occasions.

The 2022 audit is expected to be the last one completed by KPMG. Following a tender process undertaken in 2020, the Board will recommend to shareholders that it appoints EY as the Group's new auditors in 2023. This is discussed further below.

Principal activities and significant issues considered by the Audit Committee during 2022

***External Audit** continued*

Auditor independence and objectivity

The Committee has responsibility for monitoring auditor independence and objectivity and is supported in doing so by the Group's Auditor Independence Policy (the Policy). The Policy is approved annually by the Committee. It sets out the circumstances in which the external auditor may be permitted to undertake non-audit services and is based on four key principles which specify that the auditor should not:

- Have a mutual or conflicting interest with the Group;
- Audit its own firm's work;
- Act as management or employees for the Group; or
- Be put in a position of being an advocate for the Group.

The Policy has two permissible service types: those that require specific approval by the Committee on an engagement basis and those that are pre-approved by the Committee with an annual monetary limit capped at no more than five per cent of the Group audit fee in the proposed year and capped at $65,000 individually. The Policy also provides that the total fees payable to KPMG for non-audit services, other than those required by law or regulation, shall be limited to no more than 70 per cent of the average audit fees paid in the past three consecutive financial years. In accordance with the Policy, the Committee approved these permissible services, classified as either audit or non-audit services, and monitored the usage of the annual limits on a quarterly basis. Non-audit services undertaken by KPMG were agreed prior to the commencement of work, except as noted below, and were confirmed as permissible for the external auditor to undertake in accordance with the Policy which complies with the rules and regulations of the FRC's Revised Ethical Standard (2019), the US Securities and Exchange Commission (SEC) and the standards of the Public Company Accounting Oversight Board (PCAOB).

The Committee monitored the nature and extent of non-audit services on a regular basis to ensure the provision of non-audit services complied with the Group's Policy and did not impair the auditor's objectivity or independence. The Committee noted that KPMG typically only performed non-audit services where they complemented its role as external auditor, for example the review of half year and EEV financial statements or additional assurance to support capital market requirements.

In keeping with professional ethical standards, KPMG confirmed its independence to the Committee and set out the supporting evidence for its conclusion in a report that was considered by the Committee prior to publication of the financial results. Included in this review, KPMG advised the Committee that, as covered in their audit report, two KPMG member firms have provided services in connection with the preparation of local statutory accounts and their translation into a different language. These services were provided to three of the Group's subsidiaries for either no or a nominal additional fee. The entities concerned were not individually significant to the Group's audit, the services did not involve management decisions and were provided after the Group audit opinion was signed in the years concerned. The Committee agreed with KPMG's assessment that this has not impaired their integrity or objectivity. The Committee asked management to ensure suitable reminders were shared with local teams and that they engaged with the incoming auditor to ensure procedures were sufficiently robust to identify such services before they took place.

In line with the FRC's Ethical Standard, the rules and regulations of the SEC and the standards of the PCAOB, a new KPMG Group Lead Partner, Stuart Crisp, was appointed for the 2022 audit following completion of a five year term by the prior lead partner at the end of the 2021 reporting cycle.

The Committee will continue to monitor developments to ensure the Group's policies and processes around audit effectiveness and independence evolve in line with market practice. During 2022 it also approved fees payable to EY under the same policy, where applicable, to ensure the firm is independent prior to being recommended for appointment as the Group's auditor at the 2023 AGM.

Fees paid to the external auditor

The fees paid to KPMG for the year ended 31 December 2022 amounted to $10.9 million (2021: $15.5 million) of which $3.3 million (2021: $6.5 million) was total amounts payable in respect of non-audit services, except those required by law and regulation, as defined by the FRC's Revised Ethical Standard (2019). A breakdown of the fees payable to KPMG can be found in note B2.4 of the IFRS financial statements. The ratio of non audit fees for the Group in 2022 over the average of audit fees for the past three years is 31 per cent (2021: 51 per cent) for the Group, 39 per cent (2021: 19 per cent) below the 70 per cent cap set by the FRC.

Total non-audit service fees that are subject to non-audit fee cap in 2022 were $3.3 million (2021: $4.4 million excluding one-off amounts related to the demerger of Jackson and the public offering of equity shares in Hong Kong). The 2022 services associated with this amount included the review of the Group's half year financial statements and EEV disclosures and assurance work performed by KPMG in connection with Prudential's debt programme and other internal assurance work.

In all these cases, the audit firm was considered the most appropriate to carry out the work, given its knowledge of the Group and the synergies that arise from running these engagements alongside its main audit.

All non-audit services were pre-approved by the Committee and were in line with the Policy discussed above.

Principal activities and significant issues considered by the Audit Committee during 2022

***External Audit** continued*	Appointment of the external auditor KPMG was appointed in 1999 and since 2005, the Committee has annually considered the need to retender the external audit service. Following the competitive tender process in 2020, the Board resolved that it intends to recommend EY for appointment for the year ending 31 December 2023 onwards, subject to shareholders' approval at the 2023 AGM. Full details of the tender process were included in the 2020 Annual Report, including the two firms recommended by the Committee and how the firms were evaluated. Transition to the new auditor has commenced. EY has been providing assurance work in connection with the Group's IFRS 17 project and through this work regularly attends Committee meetings and meets with senior members of the financial leadership. EY has confirmed its independence to the Committee and the Committee has reaffirmed its view that the Board should recommend EY be appointed as the Group Auditor at the 2023 AGM. Throughout the 2022 financial year, the Company has complied with the provisions of the Statutory Audit Services for Large Companies Market Investigation (Mandatory Use of Competitive Tender Processes and Audit Committee Responsibilities) Order 2014 issued by the UK Competition and Markets Authority.
Whistleblowing	Speak Out The Group continues to operate a Group-wide whistleblowing programme ('Speak Out'), hosted by an independent third party (Navex). The Speak Out programme received ad hoc reports from a wide variety of channels, including a web portal, hotline, email and letters. Reports are captured, confidentially recorded by Navex, and triaged by Group Security Investigations prior to investigation by the appropriate teams. The Committee is responsible for oversight of the effectiveness of the Group's whistleblowing arrangements. The Committee received regular reports on the most serious cases and other significant matters raised through the programme and the actions taken to address them. The Committee was also briefed on emerging Speak Out trends and themes, causal factors and post-investigation remediation. The Committee may, and has, requested further reviews of particular areas of interest. Through an Annual Speak Out Report and quarterly updates, the Committee reviews the Group's Speak Out programme, satisfying itself that it continues to comply with legal, regulatory and governance requirements. The Committee also considered the consistency of approach adopted across subsidiary audit committees, where locally recorded Speak Out events, themes and trends are also briefed and considered. The Speak Out programme has been further strengthened during the year by the management level committees. Where relevant, the Committee requested information on the sharing of lessons learned. The Committee Chair and Committee spend time privately, with the Group Chief Risk and Compliance Officer and Group Chief Security Officer, to ensure that investigations were adequately resourced and appropriately managed, that there had been no retaliation against anyone making a report and that investigations were not improperly influenced and to understand outcomes of investigations. An annual assessment of Speak Out arrangements is undertaken by an independent UK based Whistleblowing Charity ('Protect') and benchmarked against peers. The assessment confirmed that the Group's programme continued to perform well and in accordance with best practice.
Internal audit	Regular reporting The Committee received regular updates from Group-wide Internal Audit (GwIA) on audits conducted and management's progress in addressing audit findings within agreed timelines. Any delays in implementing remediation actions were escalated to the Committee and given particular scrutiny. The independent assurance provided by GwIA formed a key part of the Committee's deliberations on the Group's overall control environment. During 2022, the areas reviewed included: transformation and change management; financial controls; outsourcing and third-party supply; customer outcomes; cyber security and IT risk; compliance and regulatory; and the second line. The Group Chief Internal Auditor reports functionally to the Committee Chair and has direct access to the Chair of the Board and to the Chief Executive Officer. For administrative purposes (excluding strictly all audit related matters), the Group Chief Internal Auditor has a reporting line to the Group Chief Risk and Compliance Officer. In addition to formal Committee meetings, the Committee meets with the Group Chief Internal Auditor in private to discuss matters relating to, for example, the effectiveness of the internal audit function, significant audit findings and the risk and control culture of the organisation. The Committee Chair also meets with GwIA's Quality Assurance Director to discuss the outcome of the quality reviews of GwIA's work and actions arising.

Principal activities and significant issues considered by the Audit Committee during 2022

***Internal audit** continued*

Annual internal audit plan and focus for 2023

GwIA operates a rolling six-month approach to audit planning. The Committee approved the plan for the second half (H2) of 2022. It also considered and approved the Internal Audit Plan, resource and budget for the first half (H1) of 2023.

The H1 2023 Internal Audit Plan was formulated based on a bottom-up risk assessment of audit needs mapped against various metrics combined with top-down challenge. The plan was then mapped against a series of risk and control parameters, including the top risks identified by the Risk Committee, to verify that it is appropriately balanced between financial, business change, regulatory and operational risk drivers and provides appropriate coverage of key risk areas and audit themes within a risk-based cycle of coverage. Key areas of focus for H1 2023 include: strategic change initiatives; customer outcomes; cyber security; financial risk and financial controls; culture; outsourcing and regulatory compliance.

Effectiveness of internal audit

The Committee is responsible for approval of the GwIA charter, audit plan, resources, and for monitoring the effectiveness of the function.

The Committee also assesses the effectiveness of GwIA through a combination of External Quality Assessment (EQA) reviews, required every five years, and an annual internal effectiveness review.

In Q4 2021, Deloitte performed an EQA of GwIA, which assessed GwIA as a mature function that 'Generally Conforms' (the highest rating under the framework) with the Institute of Internal Audit International Professional Practices Framework and Internal Audit Financial Services Code of Practice (the Standards), and with the approach to meeting the requirements and expectations of the Hong Kong IA including the GWS framework. The assessment also considered GwIA's purpose, position, processes and reporting in the context of the Group's wider systems of governance.

Having considered the findings of the EQA, which was reported to the Committee in February 2022, and the 2022 Internal Effectiveness review, performed by the GwIA Quality Assurance Director, the Committee concluded that GwIA had continued to operate independently of management and in compliance with the requirements of GwIA delegated authorities, procedures and practice standards in all material respects and had remained aligned to mandated objectives during 2022.

Internal control and risk management

Internal control and risk management systems

The Committee is responsible for reporting and making recommendations to the Board on the effectiveness of the Group's system of risk management and internal control.

The Committee considered the outcome of the annual review of the system of risk management and internal control. The review identified specific areas for improvement and the necessary actions that have been, or are being, taken.

Group Governance Manual

The Group Governance Manual (the Manual) sets out the general principles by which we conduct our business and ourselves and defines our Group-wide approach to Governance, Risk Management and Internal Control.

Incorporating our Group Code of Business Conduct, the Manual sets out the general principles by which we conduct our business and ourselves. Each business attests annually to compliance with:

- Mandatory requirements set out in Group-wide policies, including the Group Code of Business Conduct; and
- Matters requiring prior approval from those parties with delegated authority.

The Committee reviewed the results of the annual content review of the Manual and the results of the year-end compliance attestation for the year ended 31 December 2022.



Risk Committee report

The Committee has continued to provide the Board with strategic leadership, direction and oversight of the multi-faceted and often inter-connected risks for the Group in a year of uncertainty and volatility.

Jeremy Anderson
Chair of the Risk Committee

Committee's purpose

The Committee's purpose is to assist the Board in providing leadership, direction and oversight of the Group's overall risk appetite, tolerance and strategy. It oversees and advises the Board on the current and potential risks to the Group, reviews and approves the Group's risk management framework, and monitors its effectiveness and adherence to the various risk policies.

More information on the Risk Committee can be found in its terms of reference, which are available at www.prudentialplc.com

Membership and 2022 meeting attendance

Committee members	2022 meetings[1,5]
Jeremy Anderson, Chair	7/7
David Law	7/7
Ming Lu[2]	7/7
George Sartorel[3]	5/5
Alice Schroeder[4]	3/3
Tom Watjen	7/7
Jeanette Wong	6/7

Regular attendees

- Chair of the Board
- Chief Executive Officer
- Group Chief Risk and Compliance Officer
- Group Chief Financial Officer
- Company Secretary
- Group Chief Internal Auditor

Members of the Group Risk Leadership Team are invited to attend each meeting as appropriate.

Notes

1 The Committee held four joint meetings with the Risk Committee, in addition to the seven Risk Committee meetings. All members attended the joint meetings.
2 Ming Lu stepped down from the Risk Committee on 1 May 2022.
3 George Sartorel joined the Risk Committee on 1 May 2022.
4 Alice Schroeder stepped down from the Board following the conclusion of the AGM held on 26 May 2022.
5 Arijit Basu attended one of the meetings as an observer, as part of his induction programme.

Dear shareholders

As Chair of the Risk Committee, I am pleased to report on the Committee's activities and focus during 2022. The Committee considered the challenges presented by the confluence of macroeconomic volatility, geopolitical tensions and Covid-19, with specific focus on the management of non-financial risks that may impact operational resilience and lead to reputational risk, such as those associated with third parties and outsourcing, customer conduct and technology risk. Moreover, the Committee has made people a first-order focus, in recognition of the many demands on resources across the Group.

The key risks and matters considered by the Committee are summarised in this letter, with further information included in the table below. In areas where risks are strategic or have broader impact, the Risk Committee escalates to the Board for a wider discussion.

Committee operation and governance

As part of its duties detailed above, the Committee reviews the Group Risk Framework (GRF) to ensure that it remains effective in identifying and managing the risks faced by the Group and recommends changes for approval by the Board. We considered and approved the Risk, Compliance and Security (RCS) function's planned activities for 2022 and received regular reports from the Group Chief Risk and Compliance Officer (CRCO), who is advised by the Group Executive Risk Committee (GERC). We also received regular reports from the GwIA function and updates from other areas of the business as needed.

The Committee works closely with the Audit Committee to ensure both committees are updated and aligned on matters of common interest, and I report to the Board on the main matters discussed. Commencing in the second half of 2022, the CRCOs of the Group's Material Subsidiaries have been invited to present to the Committee on a rotational basis, to help deepen the Committee's understanding of risks relevant to the local businesses. Regular direct communication and close cooperation with each of the Material Subsidiary risk committee chairs remains a key component of our governance framework, and at each meeting I update the Committee on important points raised at local level. In order to continue to foster a close working relationship with the local audit and risk committees and deepen understanding of Group-wide risk topics, David Law and I chaired a conference attended by the non-executive directors of the Group's Material Subsidiaries.

The effectiveness of the Committee was reviewed as part of the annual Board evaluation, which confirmed that the Committee continued to operate effectively during the year, with actions agreed where necessary to improve its effectiveness.

Risk appetite and principal risks

a. Risk governance, capital and liquidity

The Committee performed its regular review of the Group's risk policies and proposed changes to the Group risk appetite statements and associated limits. We regularly reviewed the strength of our capital and liquidity positions, including the results of stress and scenario analyses.

b. The Group's principal risks

The Committee considered the principal risks to the Group's financial viability, operational resilience and sustainability. These included the long-term macroeconomic impacts of Covid-19, geopolitical tensions, inflationary pressure, rising interest rates and slowing economic growth. Risks associated with the Group's digital transformation and sustainability agenda were also considered. The Committee reviewed the Group's annual Own Risk and Solvency Assessment (ORSA) report in May 2022 and in-depth reviews were performed on existing and emerging high-risk areas. A fuller explanation of the principal risks facing the Group and the way in which these are managed is set out in the Risk Review on pages 49 to 63.

Sustainability, including climate change risk

In July 2022, oversight responsibilities for environmental and climate-related issues, including the ongoing implementation of the Group's external commitments to the decarbonisation of its operations and investment portfolio and other climate-focused external responsible investment commitments were transferred to the Committee. The Committee's terms of reference were changed to reflect its holistic role in overseeing these areas. Building on changes implemented in 2021, the embedding of ESG considerations into the GRF continued during the year, such as explicitly including consideration of risks in the context of the time horizon of expected benefits/paybacks of decisions within core strategic processes where 'risk-based decision-making' must be incorporated. Time horizons for the purposes of climate disclosures have been defined and included in the GRF.

Digital and technology risks

The Committee received regular updates on the key risks associated with technology across the Group, including notable incidents, regulatory developments, governance and strategy, as well as developments in the global cybersecurity threat landscape such as the rise in prominence of ransomware, and the progress of cyber-attack simulation exercises with senior executives and readiness training across the Group.

Joint sessions of the Risk Committee and Audit Committee were held in May and July 2022 covering updates on the Group Data Policy and data governance process, as well as the cybersecurity and privacy posture across businesses, respectively.

In the backdrop of heightened risks involving IT service areas managed by third parties, a deep dive was performed and the Committee received regular updates on the improvement plans.

Customer conduct risk

Treating customers fairly, honestly and with integrity remains a key focus area of the Group and the Committee. In addition to receiving regular updates, a joint session of the Risk and Audit Committees in September 2022 was dedicated to customer conduct risk, where the Committee considered the implementation and actions relevant to the continuous developments in the Group's conduct risk framework. Going forward, the Committee will work with the Audit Committee and the Responsibility & Sustainability Working Group (RSWG) on matters relating to customer conduct risk.

Model risk

Following the review that I led in 2021 on the oversight and governance arrangements of the Group's critical models, a number of enhancement actions have been taken throughout the year at Group and business unit level. In February 2022, the Committee updated its terms of reference to expand the model risk oversight expectations and responsibilities and similar changes were implemented in the Group's Material Subsidiaries. Relevant model risk training has been presented to the Committee and executive members of these subsidiaries to facilitate effective oversight. The Committee also received updates on model risk developments across the Group, including areas of risk, controls in place and validation activity.

The Committee received regular updates on the Group internal economic capital assessment (GIECA) model results in 2022, prior to submission to the Hong Kong Insurance Authority (HKIA). The updates considered key assumptions, the governance framework and validation activity for the GIECA model. The Committee focused on the use of the GIECA model which provides a consistent risk and return lens for capital allocation and decision making across various business processes including business planning, product pricing, strategic business decision and remuneration management. We also considered the approach and the application of the Risk-Based Capital (RBC) regime for our Hong Kong business and received regulatory approval for early adoption in April 2022.

I would like to take this opportunity to thank my fellow Committee members and Prudential's RCS function, both at Group and business unit level, in supporting the crucial work of the Committee in the midst of a complex macroeconomic, geopolitical and regulatory environment.



Jeremy Anderson
Chair of the Risk Committee

Principal activities and significant issues considered by the Risk Committee during 2022

Risk management

Group principal risks, including Group Chief Risk and Compliance Officer (CRCO) reporting
The Committee evaluated the Group's principal risks, considering recommendations for promoting additional risks and changes in the scope of existing risks. The Committee also received regular reporting on the Group's exposure to, and management of, its principal risks, emerging risk themes and external developments within the Group CRCO's regular report to the Committee. Further information on how the Group identifies emerging and principal risks can be found in the Risk Review.

The Group CRCO's reports also provided the Committee with regulatory updates, including the implications of the developing global capital standards, systemic risk regulation, engagement with the regulators (including the Supervisory College) and the Group's ongoing compliance with the Group-wide Supervision Framework (GWS Framework).

Covid-19 related risks
While most markets have moved to an endemic approach in managing Covid-19, the developments and risks have been continuously monitored by the Committee including the ongoing resilience, and the level of mortality claims and policy lapses or surrenders in certain markets.

Deep dives
As part of its risk oversight responsibilities, the Committee considered the results of 'deep dive' risk reviews performed over the year.

In 2022, these focused on the risks related to the Group's Artificial Intelligence (AI) ethics and governance framework; agency sales practices and risk management in Indonesia; the Group's data privacy governance framework; IT service management areas managed by third parties; the Group's debt investment portfolio covering exposures to China property development sector and sub-investment grade debt; and the Group's interest rate risk exposures and asset liability management. The Committee also considered the progress made in managing and addressing money laundering, fraud, bribery and corruption risks.

Transformation oversight and people risk
The Committee monitored the progress of the Group's key strategic projects during the year which, in addition to those outlined in the letter above, included activities focused on IFRS 17 implementation and IBOR cessation.

The Committee received regular updates on elevated people risk and mitigating actions. The Group is undergoing significant transformation and we noted the importance of management balancing the need to look after people whilst maintaining focus on desired outcomes. The Committee was updated on several people initiatives, including fostering better flexibility, inclusivity and psychological safety in the workplace to deepen belonging.

Outsourcing management and third-party oversight
The Committee received regular updates on the Group's supplier and third party oversight and Joint Ventures (JVs). In May 2022, the Committee considered third parties, JVs and outsourcing management as part of the ORSA report, and approved the list of the Group's material outsourcing arrangements prior to submission to the HKIA.

Technology risk
During 2022, updates were provided to the Committee on key external developments relevant to information security and data privacy, including changes in regulations and the external threat landscape. The Committee received regular progress updates on the operationalisation of the Group-wide governance model and strategy for the management of information security and data privacy risks, as well as material incidents and improvement plans.

Two joint sessions of the Risk Committee and Audit Committee in May and July 2022 were dedicated to cybersecurity and data/privacy, where the Committees considered the matters detailed in the letter above.

Sustainability, including climate change, risk
Updates to the oversight responsibilities of the Committee and the continued embedding of climate risk considerations into the GRF have been detailed in the letter above.

The Committee received regular updates on key climate-related regulatory and legislative developments, including those in respect of disclosure requirements, progress against the Group's responsible investment commitments, its ESG ratings by external assessors and agencies, as well as the Group's participation in industry fora, such as the Net Zero Asset Owner Alliance, and consultations, including that of the International Sustainability Standards Board on its proposed standards for general sustainability and climate-related disclosure requirements. In November 2022, a joint update by RCS and the ESG team to the Committee covered development plans for the Group's reporting against TCFD recommendations and the results of an exercise to map out the material climate and climate-commitment-related activities to support the Committee's plan with respect to its updated responsibilities within the broader ESG Strategic Framework and the ongoing implementation of the Group's external climate-focused commitments.

Principal activities and significant issues considered by the Risk Committee during 2022

***Risk management** continued*	Remuneration The Committee has a formal role in the provision of advice to the Remuneration Committee on risk management considerations in respect of executive remuneration. It considered risk management assessments of proposed executive remuneration structures and outcomes during the year, making related recommendations to the Remuneration Committee for its consideration. In September 2022, the Committee recommended to the Remuneration Committee to approve the use of GIECA in setting remuneration targets. Stress and scenario testing The Committee is responsible for reviewing the outcome and results of stress and scenario testing, which is a key risk identification and measurement tool for the Group. Stress and scenario testing is a key component of the Group's ORSA process and the Risk Assessment of the Business Plan, as described below, as well as its Recovery Planning and Reverse Stress Testing (RST). The Group's Recovery Plan, considered by the Committee in July 2022, included an assessment of the viability and operational resilience of the Group under severe financial and non-financial shock scenarios, and actions available to the Group to restore its financial strength in such circumstances. The Plan concluded that the Group is expected to remain in a resilient financial and operational condition when under severe stress, with only a very extreme scenario breaching the Group's recovery activation measures, and that established governance frameworks and procedures are in place for senior management to respond to actual and potential threats. Risk assessment of the Business Plan As part of its role in overseeing and advising the Board on future risk exposures and strategic risks, the Committee reviewed the Risk Assessment of the Business Plan, which highlighted key financial and non-financial risks. The analysis reviewed included sensitivity assessments of the impact of various plausible scenarios. Model risk management The Committee received regular updates on the enhancement of the oversight and governance arrangements which operate for the Group's critical models, see details in the letter above. Recommendations were made in 2021 relating to 1) the central role of management in overseeing models; 2) the oversight expectations and responsibilities for the Audit and Risk Committees at Group and business unit level; and 3) the development of guidance and training to support committees in their roles in an appropriately consistent manner. These recommendations were acted on in 2022 and changes and improvements have been made in all three areas.
Regulatory and compliance matters	GWS Framework In May 2022, the Committee received confirmation of the completion of all agreed GWS transitional arrangements. The Committee received regular updates on the ongoing assurance processes in compliance with the GWS Framework with its wider responsibilities for compliance oversight. Compliance and regulatory change The Committee received regular reporting on key regulatory compliance risks and mitigation activities across the Group's businesses throughout the year, covering regulatory changes, reviews and interventions, including those relating to money laundering, sanctions and geopolitical risks. In addition to those outlined in the letter above, we also received regular updates on the Group's customer conduct risk metrics. Group-wide Internal Audit The Committee received updates from GwIA throughout the year relating to matters which fall within the scope of its responsibilities.
Risk and compliance framework	Annual review of risk policies, risk framework compliance and Committee effectiveness The GRF and risk policies were subject to their annual review, with amendments made to ensure the policies remained fit for purpose and reflect developments within the Group. The Board approved the changes recommended by the Committee. The Committee reviewed the results of the annual Group Governance Manual year-end compliance attestation performed by the business units against the GRF and associated policies. In February 2022, the Committee considered the findings of the annual evaluation of Committee effectiveness, agreeing actions where necessary to improve Committee effectiveness. In November 2022, the Committee reviewed the actions taken in respect of how the Committee focuses its time and considered that the key areas of focus for 2022 had been adequately covered. In March 2023, it also considered the effectiveness of the RCS function in overseeing the key risks to the Group.

Principal activities and significant issues considered by the Risk Committee during 2022	
Risk and compliance framework *continued*	Group Risk Appetite and Limits The Committee is responsible for recommending changes in the Group's overall risk appetite and tolerance to the Board for approval. In July 2022, the Committee recommended for approval by the Board proposed recalibration of the Group Risk Appetite capital targets to ensure their continued appropriateness. In November 2022, as part of the annual review of Group Risk Limits, we approved a recalibration of Limits and Triggers on duration mismatches to reflect more recent market conditions. We also approved a decrease in the Group's capital counter-cyclical buffer reflective of the assessed cycle position back to a more neutral position compared to the mid-to-late economic cycle assessed in Q4 2021. The Committee received regular reporting throughout the year on any appetite breach of the Group's non-financial risk appetite.
External and regulatory reporting	ORSA The ORSA is a key ongoing process for identifying, assessing, controlling, monitoring and reporting the risks to which the Group is exposed and assessing capital adequacy over the business planning horizon. In May 2022, the Committee considered the Group's ORSA report, based on the Business Plan, prior to its approval by the Board and submission to the HKIA. Systemic Risk Management In July 2022, the Committee considered the Group's Recovery Plan and Liquidity Risk Management Plan and recommended them for approval by the Board. Group Internal Economic Capital Assessment (GIECA) The Committee received the regular bi-annual updates on the GIECA results in May and November 2022, prior to submission to the HKIA. The updates also covered the governance framework and validation activity for the GIECA model. In November 2022, we approved the proposed changes to the GIECA risk modelling assumptions for FY 2022 reporting. The Committee received updates on the use of the GIECA model for business decision making in May and July 2022. Hong Kong Risk-Based Capital regime (HK RBC) In February 2022, the Committee considered the planned application for early adoption of the Hong Kong RBC framework by the Group's Hong Kong business which received HKIA approval in April 2022.

Financial reporting

The Directors have a duty to report to shareholders on the performance and financial position of the Group and are responsible for preparing the financial statements on pages 282 to 358 and the supplementary information on pages 378 to 398.

It is the responsibility of the auditor to form independent opinions, based on its audit of the financial statements and its audit of the EEV basis supplementary information, and to report its opinions to the Company's shareholders and to the Company. Its opinions are given on pages 359 to 375 and pages 399 to 401.

Company law requires the Directors to prepare financial statements for each financial year that give a true and fair view of the financial affairs of the Company and of the Group. The criteria applied in the preparation of the financial statements are set out in the Statement of Directors' responsibilities on page 358. Company law also requires the Board to approve the Strategic report.

In addition, the UK Code requires the Directors' statement to state that they consider the Annual Report and financial statements, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess the Company's position and performance, business model and strategy.

The Directors are further required to confirm that the Strategic report includes a fair review of the development and performance of the business, with a description of the principal risks and uncertainties. Such confirmation is included in the Statement of Directors' responsibilities on page 358.

The Strategic report provides, on pages 10 to 175 , a description of the Group's capital position, financing and liquidity. The risks facing the Group's business are discussed in the Risk review section on pages 49 to 65.

The Directors who held office at the date of approval of this Directors' Report confirm that, so far as they are each aware, there is no relevant audit information of which the Company's auditor is unaware; each Director has taken all the steps that he or she ought to have taken as a Director to make himself or herself aware of any relevant audit information and to establish that the Company's auditor is aware of that information. This confirmation is given and should be interpreted in accordance with the provisions of Section 418 of the Companies Act 2006.

Going concern

In accordance with the guidance issued by the Financial Reporting Council in September 2014, 'Guidance on Risk Management, Internal Control and Related Financial and Business Reporting' after making sufficient enquiries, the Directors have a reasonable expectation that the Company and the Group have adequate resources to continue their operations for a period of at least 12 months from the date that the financial statements are approved. Further information is provided in note A1 on page 288.

Powers of the Board

The Board may exercise all powers conferred on it by the Company's Articles of Association and the Companies Act 2006. This includes the powers of the Company to borrow money and to mortgage or charge any of its assets (subject to the limitations set out in the Companies Act 2006 and the Company's Articles of Association) and to give a guarantee, security or indemnity in respect of a debt or other obligation of the Company.

Rules governing the appointment of Directors

The appointment and removal of Directors is governed by the provisions in the Articles of Association, the UK Code, the HK Code (as appended to the Hong Kong Listing Rules) and the Companies Act 2006.

Director indemnities

Subject to the provisions of the Companies Act 2006, the Company's Articles of Association permit the Directors and officers of the Company to be indemnified in respect of liabilities incurred as a result of their office. Suitable insurance cover is in place in respect of legal action against directors and senior managers of companies within the Group.

Qualifying third-party indemnity provisions are also available for the benefit of the Directors of the Company and such other persons, including certain directors of other companies within the Group. These indemnities were in force for 2022 and remain so.

Contract of significance

At no time during the year did any Director hold a material interest in any contract of significance with the Company or any subsidiary undertaking.

Securities dealing and inside information

Prudential has adopted securities dealing rules relating to transactions by Directors on terms no less exacting than required by Appendix 10 to the HK Listing Rules and by relevant UK regulations.

Having made specific enquiry of all Directors, the Directors have complied with these rules throughout the period. The Group has adopted an Information Sharing and Securities Dealing Policy, which includes guidance and procedures for the identification, dissemination and escalation of inside information as well as appropriate controls on the disclosure of such information in line with regulatory requirements.

All staff are made aware of the policy and receive communications reminding them of their obligations when they work on any confidential matters in the business or are notified when the Company enters or exits a closed period.

Requirements of Listing Rule 9.8.4

Information to be included in the Annual Report and Accounts under UK Listing Rule 9.8.4 may be found as follows:

Listing Rule	Description	Page
9.8.4 (4)	Details of long-term incentive schemes required by Listing Rule 9.4.3	247
9.8.4 (7)	Details of allotments of equity securities for cash	335
9.8.4 (10)	Contracts of Significance involving a Director	223
9.8.4 (12)	Details of shareholder waiver of dividends	448
9.8.4 (13)	Details of shareholder waiver of future dividends	448

US regulation and legislation

As a result of its listing on the New York Stock Exchange, the Company is required to comply with the relevant provisions of the Sarbanes-Oxley Act 2002 as they apply to foreign private issuers and have adopted procedures to ensure such compliance. In particular, in relation to Section 302 of the Sarbanes-Oxley Act 2002 which covers disclosure controls and procedures, a Disclosure Committee has been established, reporting to the Chief Executive Officer, chaired by the Group Chief Financial Officer and comprising members of head office management. The work of the Disclosure Committee supports the Chief Executive Officer and Group Chief Financial Officer in providing the certifications regarding the effectiveness of the Group's disclosure procedures.

Hong Kong IA GWS public disclosures

Under the GWS Framework, the Group is required to provide publicly certain risk, capital and other disclosures. These GWS public disclosure requirements, as set out in the Guideline on Group Supervision (GL32) and Insurance (Group Capital) Rules issued by the Hong Kong IA, are met by certain disclosures within this Annual Report and Accounts.

Change of control

Under the agreements governing Prudential Corporation Holdings Limited's life insurance and fund management joint ventures with China International Trust & Investment Corporation (CITIC), if there is a change of control of the Company, CITIC may terminate the agreements and either, (i) purchase the Company's entire interest in the joint venture or require the Company to sell its interest to a third party designated by CITIC, or (ii) require the Company to purchase all of CITIC's interest in the joint venture. The price of such purchase or sale is to be the fair value of the shares to be transferred, as determined by the auditor of the joint venture.

Customers

The five largest customers of the Group constituted in aggregate less than 30 per cent of its total revenue from sales for each of 2021 and 2022.

Index to principal Directors' report disclosures

Information required to be disclosed in the Directors' report may be found in the following sections:

Information	Section in Annual Report	Page number(s)
Disclosure of information to auditor	Statutory and regulatory disclosures	
Directors in office during the year	Board of Directors	181 to 187
Board diversity	Governance report	208
ESG report	ESG report	67 to 175
Employment practices	ESG report	67 to 175
Greenhouse gas emissions	ESG report	67 to 175
Charitable donations	ESG report	67 to 175
Political donations and expenditure	ESG report	67 to 175
Remuneration Committee report	Directors' Remuneration Report	228 to 279
Directors' interests in shares	Directors' Remuneration Report	228 to 279
Agreements for compensation for loss of office or employment on takeover	Directors' Remuneration Report	228 to 279
Details of qualifying third-party indemnity provisions	Governance report	223
Internal control and risk management	Governance report and Strategic report	202 to 203 and 49 to 65
Powers of Directors	Governance report	223
Rules governing appointment of Directors	Governance report	223
Significant agreements impacted by a change of control	Governance report	224
Future developments of the business of the Company	Strategic and operating review	17 to 33
Post-balance sheet events	Note D3 of the notes on the Group financial statements	341
Rules governing changes to the Articles of Association	Shareholder information	447
Structure of share capital, including changes during the year and restrictions on the transfer of securities, voting rights, power to purchase own shares and significant shareholders	Shareholder information, Governance report and note C8 of the notes on the Group financial statements	335
Business review	Group overview and Strategic report	4 to 175
Changes in borrowings	Financial review and note C5 of the notes on the Group financial statements	330 to 331
Dividend details	Group overview and Strategic report	4 to 175
Financial instruments	Strategic report and Additional information	10 to 175 and 319 to 322
Corporate governance statement including compliance with the Code	Governance report	190 to 191
Fostering the Company's business relationships	ESG report	67 to 175
Monitoring culture	ESG report	67 to 175
Details of how directors have regard to stakeholders	Strategic report	10 to 175
Details of the Company's approach to investing in and rewarding its workforce	ESG report	67 to 175

In addition, the risk factors set out on pages 430 to 442 and the additional unaudited financial information set out on pages 404 to 429, are incorporated by reference into the Directors' report.

The Directors' report is signed on behalf of the Board of Directors by



Tom Clarkson
Company Secretary

15 March 2023

Group overview
Strategic report
Governance
Directors' remuneration report
Financial statements
European Embedded Value (EEV) basis results
Additional information

Directors' remuneration report







Annual statement from the Chair of the Remuneration Committee

Dear shareholder,

I am pleased to present our Directors' remuneration report for the year to 31 December 2022 on behalf of the members of the Remuneration Committee.

This is the first time that I have presented this report having been appointed as Chair of the Remuneration Committee at the 2022 Annual General Meeting (AGM). I would like to thank Anthony Nightingale for his tremendous support as I took up this role. I also wish to welcome Ming Lu, who joined the Committee in May 2022.

By way of preface, I would like to share the context for the key decisions the Committee took during 2022 and to outline those taken in respect of remuneration arrangements for 2023.

Remuneration decisions made in respect of 2022

Reflecting 2022 financial performance

Prudential's executive remuneration arrangements reward the achievement of Group, business, functional and personal targets, provided that this performance is delivered within the Company's risk framework and appetites, and that the conduct expectations of Prudential, our regulators and other stakeholders are met.

As described in the Strategic report section earlier in this Annual Report, 2022 was the first full year for the Group as an Asia and Africa orientated business. The Group delivered another resilient performance against a backdrop of continued Covid-19-related disruption and broader macroeconomic volatility. The results reflect the advantage of our diversified business model across the Asia region. The table opposite illustrates achievement of our key financial objectives:

This report has been prepared to comply with Schedule 8 of the Large and Medium-Sized Companies and Groups (Accounts and Reports) Regulations 2008 (as amended), as well as the Companies Act 2006, the Listing Rules and other related regulations.

The following sections were subject to audit:
Table of 2022 and 2021 Executive Director total remuneration (the 'single figure') and related notes (including details of all fixed and variable remuneration elements shown in the single figure table), Pension entitlements, Long-term incentives awarded in 2022, Chair of the Board and Non-executive Director remuneration in 2022 and 2021, Statement of Directors' shareholdings and Payments to past Directors and payments for loss of office.

Performance measures	Group performance ($m)[1]

Life new business profit from continuing operations

A measure of the future profitability of the new business sold during the year and an indicator of the profitable growth of the Group.

New business profit accounted for 45 per cent of Group financial bonus targets.


2,443
2,184
2021
2022

Operating free surplus generated from continuing operations[2]

A measure of the internal cash generation of our businesses.

Operating free surplus generated accounted for 20 per cent of Group financial bonus targets.


1,135
1,374
2021
2022

Adjusted operating profit from continuing operations[3]

Prudential's primary measure of profitability and a key driver of shareholder value.

Adjusted operating profit accounted for 25 per cent of Group financial bonus targets.


3,117
3,375
2021
2022

Net cash remitted by the business[4]

Cash flows across the Group[5] reflect our aim of achieving a balance between ensuring sufficient net remittances from business units to cover the dividend and responsibly managing corporate costs to allow for reinvestment in profitable opportunities.

A cash flow measure accounted for 10 per cent of the Group financial bonus targets


1,451
1,304
2021
2022

Notes

1 Group performance and growth rates shown on a constant exchange rate basis.
2 For insurance operations, operating free surplus generated represents amounts maturing from the in-force business during the period less investment in new business and excludes non-operating items. For asset management businesses, it equates to post-tax operating profit for the year.
3 In this report 'adjusted operating profit' refers to adjusted IFRS operating profit based on longer-term investment returns from continuing operations.
4 2021 business unit remittances exclude remittances from discontinued remittances.
5 Group cash flow includes business unit remittances net of dividends and corporate costs.

Life new business profit was 11 per cent lower than prior year on a constant exchange rate basis driven principally by economic headwinds and Covid-19-related imposed restrictions.

Operating free surplus generation was 21 per cent higher than 2021 on a constant exchange rate basis.

2022 adjusted operating profit was 8 per cent higher than prior year on a constant exchange rate basis reflecting the performance outlined in the Strategic report.

Business unit remittance levels were 10 per cent lower than 2021. Holding company cash was $3.1bn at the year end, after dividends, corporate costs and strategic investment.

For all metrics, the 2022 performance has exceeded the adjusted stretch target as set out in the 'Annual bonus outcomes for 2022' section of the Annual Report on remuneration.

The Group achieved these results while maintaining appropriate levels of capital and while operating within the Group's risk framework and appetites.

Reflecting stakeholders' 2022 experiences

In reaching its decisions for 2022, the Committee considered the experience of the Group's stakeholders, as set out below. More details about how we've listened to our stakeholders and what the Group delivered in 2022 can be found in the ESG section of the Strategic report.

Investors

- Prudential plc was included as a **constituent stock of the Hang Seng Composite Index** with effect from 5 September 2022. This is a milestone for our primary listing in Hong Kong and means that qualified investors in the Chinese Mainland now have direct access to Prudential's shares through the Shenzhen Stock Exchange.
- **Engagement with investors:** During 2022, 371 meetings were held with 319 individual institutional investors in Asia, the US, UK and Europe. Of these 371 meetings, 141 were attended by either the Group Chief Executive or the Group Chief Financial Officer. These meetings took a variety of forms including one-on-one and group sessions, participation in panels, and walking tours organised in some cases by brokers.
- **Prudential's TSR performance** remains below the peer group median; performance over the period 1 January 2020 to 31 December 2022 was -22.4 per cent while the median performance of the peer group was 7.4 per cent.

Our people

- As well as holding our second Group Wellness Day in August 2022, we introduced the following wellness initiatives:
  - We now have 350 **Mental Health First Aiders** across the Group. These are certified employees who provide ongoing support to colleagues in need.
  - **This is Me** was launched on World Mental Health Day. Mark FitzPatrick, other leaders, and colleagues shared their personal stories to normalise conversations around mental health by building an environment where people feel safe to talk, share and heal.
- **The Celebration Award** announced in 2021 of $1,000 of restricted shares made to our people around the world was released in October 2022. This Award was to recognise the hard work and commitment demonstrated by our people and to give them a stake in the new chapter of the Company's development.
- Given the **inflationary pressures**, cost of living payments have been made to more lower-paid staff in the UK.
- During 2022, we continued to engage with our people including:
  - Over 8,000 colleagues participated in the Company's third **Collaboration Jam** in September 2022 which explored themes around building a collective sense of identity and belonging.
  - Our fourth groupwide **employee engagement survey** was conducted in January 2023. The 2023 People Survey has achieved more than 95 per cent participation with a 4-percentage point improvement in overall engagement on our last survey in December 2021. Prudential recorded an overall engagement score of 79 per cent.

Governments and regulators

- In August 2022, Prudential and AIA submitted a joint response to the **International Association of Insurance Supervisors' (IAIS)** consultation on the draft criteria that will be used to calculate group capital requirements, calling for the IAIS to consider the Group Wide Supervision (GWS) approach, being developed by the Hong Kong Insurance Authority.
- Throughout 2022, the Board engaged with the UK government's **COP26** chair on key themes including their preparatory work behind the scenes on the Vietnam Just Energy Transition Partnership (JETP) and their work putting finance at the heart of solutions. As we drew closer to COP27, we also engaged with the UN infrastructure, especially the Climate Champions Team, the Glasgow Financial Alliance for Net Zero and non-governmental partners such as FSD Africa, ODI, Business Fights Poverty and CPI as they planned their COP programmes. Prudential was represented in Sharm el Sheik for COP27 by the Chief Operating Officer of Prudential Africa.

Suppliers

- Prudential is committed to ensuring that slavery, human trafficking, child labour or any other abuse of human rights has no place in our organisation or supply chain. Management continues to carry out a range of activities to enhance the Group's approach to modern slavery, not least through the implementation of the responsible supplier risk assessments and due diligence requirements within the Group Third Party Supplier and Outsourcing Policy (GTPSO).

Customers

- In April 2022, the Company was the first global insurer to set up a standalone Syariah life insurance entity in Indonesia. The move underscores our deep commitment to develop products and services that are respectful of cultures and traditions in the markets we serve.
- In October 2022, **Prudential and Google Cloud** announced a strategic partnership to enhance health and financial inclusion for communities across Asia and Africa. Under this alliance, Prudential will leverage Google Cloud's data analytics capabilities, secure and sustainable infrastructure, and the broader Google ecosystem, to accelerate its digital transformation and to enhance user engagement of **Pulse**, our health and wealth platform.
- Our **Made for Every Family** initiative ensures that our coverage is fully inclusive of how families live in 2022 in our different markets. To support the needs of more diverse family types, customers can now nominate a wider range of family members who are financially dependent on them as a beneficiary in a life insurance policy. Additionally, customers can buy insurance for family members beyond those who are directly related. There is also more flexibility to choose which family member can pay for the policy.

Society

- Diversity and inclusion: During 2022, we signed the UN Women's Empowerment Principles, Neurodiversity in Business membership charter, HK Racial Diversity & Inclusion Charter, and are again listed on the Bloomberg Gender Equality Index.
- Prudence Foundation continued to invest in our communities during 2022. Highlights included:
  - The Cha-Ching programme, which aims to raise financial literacy in children aged seven to 12 years old in an entertaining and engaging way, won both the 2022 Money Awareness & Inclusion Award for Best Non-Profit in a Developing Economy and 'ESG Initiative of the Year – Hong Kong' at the Insurance Asia Awards.
  - Our global SAFE STEPS programme, which aims to provide education, awareness and life-saving tips on climate and disaster risk preparedness, and road safety reached over 100 million people in Asia and Africa via various media partnerships in 2022.
  - Finally, as the world recovers from the pandemic, further investments were made in Prudential's Covid-19 relief & recovery Fund, bringing the total investment to US$6.5m since the Fund's launch in 2020.
- **Climate change initiatives**
  Highlights included:
  - In October 2022, we published our white paper setting out how we support a Just and Inclusive Transition in our markets.
  - The Emerging Markets Transition Investment (EMTI) project was organised to identify solutions and provide recommendations to accelerate investment towards the net-zero transition of emerging and developing economies. We're proud to have contributed to this paper which is supported by the Net Zero Asset Owner Alliance, the Sustainable Development Investment Partnership (SDIP), and the EU-ASEAN Business Council.
  - In September 2022, we announced that we had signed the 2022 Global Investor Statement to Governments on the Climate Crisis. We joined other investors in urging governments to limit global temperature rise to 1.5°C.

Rewarding 2022 performance

The Committee determined remuneration outcomes having considered the financial performance of the Group, its delivery to stakeholders and the personal contribution of the executives.

As set out above, 2022 saw the Group perform strongly against its key operating profit and operating free surplus generation targets in the face of continued difficult external conditions. The first part of 2022 saw continued Covid-19-related disruption in many of our markets as the Omicron variant increased infection levels and associated social restrictions. Since this date, most markets have returned to more stable operating conditions, albeit the border between the Chinese Mainland and Hong Kong remained closed throughout 2022. Moreover, the Group achieved several significant strategic milestones as it continued to focus exclusively on Asia and Africa. This performance, combined with effective personal leadership, resulted in overall bonus outcomes of between 96 per cent and 98 per cent for the Executive Directors. The Committee believes that the bonuses it awarded for 2022 appropriately reflect underlying Group performance, individual and/or functional performance.

With respect to the 2020 Prudential Long Term Incentive Plan ('PLTIP'), the Group has shown strong performance against the sustainability scorecard targets and against its ROE targets. However, the portion of the awards related to Prudential's total shareholder return (TSR) lapsed as TSR performance was ranked below the median of the peer group. On this basis, the Committee determined that 45.5 per cent of the PLTIP awards made to Executive Directors in 2020 would vest. These awards are subject to a two-year holding period.

The 2020 PLTIP awards were made to Executive Directors in May 2020 as the global consequences of the pandemic were unfolding. At that time, the Company's share price (£10.85) was around 30 per cent lower than the price used to make 2019 PLTIP awards (£15.40) but, given the demerger of the M&G business in October 2019, these grant prices did not provide a like-for-like comparison. The Committee decided not to adjust 2020 award levels at grant but to review whether windfall gains had arisen at the end of the performance period. By the end of the performance period, the Company's share price was £11.28 and it rose during the first weeks of 2023. Having considered the position now, the Committee is content that share price movements during this period are broadly consistent with the underlying financial performance of the Group and the movements in the indices of which it is part and reflect the share price implications of the demerger of the Jackson business in September 2021. On this basis, the Committee concluded that there was no windfall gain and so no adjustment was necessary.

Remuneration decisions and priorities for 2023

The Committee intends to operate within the new Directors' remuneration policy during 2023 (as set out in the 'New Directors' remuneration Policy' section), pending approval of the Policy at the 2023 AGM.

Reflecting senior leadership changes

2022 and the early part of 2023 saw the further development of the Group executive leadership team. Mike Wells retired from the Board on 31 March 2022. Mark FitzPatrick served as interim Group Chief Executive from 1 April 2022 until 24 February 2023 when Anil Wadhwani took up the role as Chief Executive Officer. Given the Company's strategic shift to focus exclusively on Asian and African markets and reflecting practice among Asian-listed organisations not to have Chief Financial Officers as Executive Directors, James Turner, Group Chief Financial Officer, stepped down from the Board with effect from 1 January 2023. He remains Group Chief Financial Officer and a member of the Group Executive Committee, and will be a standing attendee at future Board meetings.

The Committee made remuneration decisions in connection with these changes in line with the Directors' remuneration policy adopted by shareholders in 2020. Information about these decisions has previously been disclosed in our public announcements and further details can be found in the 'Statement of implementation of remuneration policy in 2023', 'Recruitment arrangements' and 'Payments to past Directors' sections of this report.

Aligning remuneration arrangements with the Group's strategic focus

I had the opportunity during late 2022 and early 2023 to engage with many of our major shareholders, as well as the organisations that represent and advise them. I was pleased to meet and hear directly from so many of the Group's investors and that the majority of shareholders and advisory bodies who provided input were supportive of the remuneration decisions taken in respect of 2022 and of the arrangements that we proposed for 2023. On behalf of the Committee, I would like to thank the shareholders and advisory bodies for their engagement.

The Group's Directors' remuneration policy is due to expire at the 2023 AGM. Given the Group's exclusive focus on Asia and Africa, it is essential that the new policy continues to equip the Group to recruit and retain critical executive talent in our key markets. The Committee is conscious of the challenges of balancing the strategic shift to Asia and Africa with the expectations which result from a primary UK listing and this has been a key consideration for the review of the Policy which has been undertaken during 2022.

During the consultation with shareholders and advisory bodies, there was positive feedback on the limited salary increases for the Executive Directors effective for 2023. For the eleventh consecutive year, the increase for our Executive Directors will be below or close to the bottom of the range of salary increases budgeted for the wider workforce. There was also a great deal of support for the proposed changes to the Directors' remuneration policy ('the Policy') which will be proposed at the May 2023 AGM, together with valuable discussions on future areas for consideration as part of the wider dialogue with shareholders following the strategic re-positioning of the business to focus on the long-term growth opportunities in Asia and Africa.

Minimal changes are being proposed to the Policy at this time. Shareholders supported the introduction of deferral in cash (rather than shares) for Executive Directors' bonuses for 2023 and subsequent performance years (subject to the achievement of the share ownership guideline) in the context of creating greater alignment with many of our Asian peers and the need to attract talent in our key markets. Several investors said that they recognised this as a modest move towards Asian practice, acknowledging that the broader package remains focused on long-term performance, and is largely delivered in shares.

Most stakeholders were comfortable with the proposed changes to the balance of measures in the PLTIP, with significant support for the increase in the weighting of the Return on Embedded Value ('RoEV') measure. Shareholders were also supportive of the suggested changes to the TSR peer group for 2023, which will focus more tightly on financial services companies operating in Asia. The Policy, which will be presented to shareholders at the 2023 AGM, can be found out in the 'New Directors remuneration Policy' section.

During the consultation, I outlined the Committee's aspiration to take further steps towards Asian remuneration practices, specifically, the potential use of hybrid long-term incentive arrangements, in the future. While a number of shareholders indicated that they would be supportive of this evolution of the remuneration model, others highlighted the potential complexity of hybrid long-term incentive plans, preferring Prudential's remuneration arrangements to remain substantially aligned to typical UK-listed practice, notwithstanding the Group's strategic and operational shift to Asia. The Committee will keep this topic under close review, taking account of changes in Asian market practice and monitoring the organisation's ability to attract and retain talent in its key markets.

Share plans renewal

As a result of new requirements under the Hong Kong Listing Rules which came into force on 1 January 2023, four share plans including the PLTIP and some presented at recent AGMs will require shareholder approval at the 2023 AGM as they use newly issued shares to satisfy awards and the new Hong Kong Listing Rules require all plans using newly-issued shares to be presented for shareholder reapproval. The dilution resulting from the share awards we make to our people and agents is a fraction of the level set out in the guidelines issued by the Investment Association. Full details of these plans can be found in the Notice of Meeting for the AGM.

I trust that you will find this report a clear account of the way in which the Committee has implemented the Directors' remuneration policy during 2022 and of the proposed Directors' remuneration policy and arrangements for 2023.



Chua Sock Koong
Chair of the Remuneration Committee

15 March 2023

Our Executive Directors' remuneration at a glance

What performance means for Executive Directors' pay in 2022

At Prudential, remuneration packages are designed to ensure strong alignment between pay and performance. In 2022 the Group's performance was appropriately reflected in the incentive outcomes, as set out in the Annual report on remuneration.

The value of the performance-related elements of remuneration is added to the fixed packages provided to Executive Directors to calculate the 2022 'single figure' of total remuneration. For 2022, the 'single figure' outcomes for Executive Directors' were higher than in the previous year. This chiefly reflects the higher proportion of long-term incentive awards vesting this year. The values for the Executive Directors who served during 2022 are outlined in the summary table below:

		Fixed pay		Variable pay			
Executive Director	**Role**	**2022 salary** ($000)	**2022 pension and benefits** ($000)	**2022 bonus** ($000)	**2022 PLTIP vesting** ($000)	**2022 single figure** ($000)	**2021 single figure** ($000)
Mark FitzPatrick	Group Chief Financial Officer and Chief Operating Officer/Interim Group Chief Executive	1,352	490	2,591	1,026	5,459	3,796
James Turner	Group Chief Risk and Compliance Officer/Group Chief Financial Officer	1,051	1,053	1,767	1,041	4,911	3,900
Mike Wells	Group Chief Executive	366	297	693	1,723	3,079	6,358

Aligning pay with the Group's forward-looking strategy

During 2022, the Committee reviewed the Policy, taking into account the Group's strategy, which is now entirely focused on the long-term opportunities identified across the Asian and African growth markets, as well as the views of our shareholders and other stakeholders and the broader regulatory and competitive environment. In this context, the Committee has made several changes to the remuneration framework. These include:

- Making any deferred payments under the AIP in respect of 2023 and subsequent performance years in the form of cash, rather than shares, where an Executive Director has already achieved their share ownership guideline;
- Adjusting the weightings of the financial AIP measures for 2023, by further increasing the focus on new business profit;
- Reweighting of the PLTIP measures for 2023 and introducing GIECA into the business integrity scorecard;
- Revising our TSR peer group ahead of 2023 awards being made under the PLTIP in order to better reflect the Asia footprint of the Group; and
- Updating pay benchmarking peer groups to increase focus on the 2023 TSR peer group.

Remuneration arrangements for 2023

Remuneration packages for 2023, effective 1 January 2023, are set out in detail in the Annual report on remuneration and are summarised below:

				Annual Incentive Plan (AIP)		
Executive Director	**Role**	**2023 salary (local currency)**	**2023 salary (USD)**[1]	**Maximum bonus (% of salary)**	**Bonus deferred (% of bonus)**	**PLTIP award (% of salary)**[2]
Mark FitzPatrick	Interim Group Chief Executive	£1,209,000	$1,495,000	200%	40%	N/A
Anil Wadhwani	Chief Executive Officer	HK$12,281,000	$1,568,000	200%	40%	400%

Notes

1 Mr Wadhwani's salary was set on his appointment on 25 February 2023. Mark FitzPatrick received a salary increase of 3 per cent per cent with effect from 1 January 2023. In addition to base salary, the interim Group Chief Executive received a monthly pensionable cash supplement of £30,167; he stepped down from his role as Interim Group Chief Executive on 24 February 2023. For further details see section 'Statement of implementation of remuneration policy in 2023'.

2 The exchange rate used to convert pay to USD is the reporting rate during 2022 of 0.8088 for GBP and 7.8305 for HKD. All salaries are rounded to the nearest $1,000/£1,000 or HKD 10,000.

Summary of proposed changes to the Directors' remuneration policy

Current key elements of remuneration		2023	2024	2025	2026	2027	2028	Key features of operation of the current policy[1]	Outline of proposed changes for 2023
Fixed pay	**Salary and benefits**							Salaries reviewed annually with increases generally aligned with those of the workforce unless there is a change in role or responsibility. Benefits reflect individual circumstances and are competitive in the local market.	**No change to salary or benefits policy.**
	Pension							Pension contributions and/or a cash supplement up to 13% of salary. Executive Directors based in Hong Kong receive this in addition to contributions into the Hong Kong Mandatory Provident Fund.	**No change in implementation of pension policy.**
Short-term variable pay One-year performance assessed on financial, functional and personal objectives, set with reference to business plans approved by the Board. Awards are subject to the achievement of a Pillar I capital underpin aligned with the Hong Kong Insurance Authority capital framework.	**Cash bonus**							The maximum opportunity is up to 200% of salary.	**No change in opportunity levels.**
	Deferred bonus							40% of bonus is deferred into shares for three years. Award is subject to malus and clawback provisions, including in circumstances where there are non-financial issues and personal conduct which falls short of the Company's expectations.	For bonus awards made in respect of 2023 performance year onwards, 40% of awards will continue to be deferred for three years. Deferral will either be in cash where share ownership guidelines have been met, or shares where not. Bonuses are based on financial and personal objectives.
Long-term variable pay Three-year performance assessed on a combination of: Financial measures; > **Total Shareholder Return (TSR) relative to international insurance peers; and** > **Business integrity scorecard of capital, conduct, diversity and environmental measures.**	**Prudential Long Term Incentive Plan (PLTIP)**	Performance period				Holding period		Maximum award under the Plan is 550% of salary although regular awards are below this level. Awards are subject to a three-year vesting period from date of grant and a further two-year holding period from the end of the vesting period. Awards are subject to malus and clawback provisions, including in circumstances where there are non-financial issues and personal conduct which falls short of the Company's expectations. The proportion of awards which will vest for threshold performance is 20%.	**No change to opportunity levels.** Weightings of 2023 PLTIP measures will change as follows: the weighting of the TSR performance measure will be reduced from 50% to 35%, the weighting of the Return on Embedded Value (RoEV) measure will be increased to 40% (from 30%) and the scorecard (to be renamed the 'business integrity scorecard') will be increased to 25% (from 20%).
Share ownership guidelines	**Share ownership guidelines**							Significant in-employment share ownership guidelines which for the Group Chief Executive are 400% of salary. Executives have five years from the later of the date of their appointment, or the date of an increase in these guidelines, to build this level of ownership. Executive Directors leaving the Board are required to hold the lower of their actual shareholding at the date they leave the Board and their in-employment share ownership guideline for a period of two years, subject to Remuneration Committee discretion.	**No change.**

Notes

1 'Policy' refers to the 2020 Directors' remuneration policy which can be found at www.prudentialplc.com/~/media/Files/P/Prudential-V13/policies-and-statements/directors-remuneration-policy-2020-1.pdf

Principles underlying the policy

When reviewing the 2023 Directors' remuneration policy, the Committee had regard to a number of key principles as illustrated below:

Key elements of remuneration	How we reviewed the policy in 2022
Simplicity	The Committee is comfortable that the current remuneration structure is simple as it consists of fixed remuneration, annual and long-term incentives only. This structure is largely unchanged from our previous policy. Stakeholders are familiar with the operation of reward arrangements and there is a demonstrable link between performance and reward outcome.
Risk	The Group Risk Committee formally provides advice to the Committee on risk management considerations to inform decisions over bonus payments and long-term incentive vesting levels. The policy provides the Committee with substantial flexibility to adjust incentive outcomes, to reduce or cancel unvested awards and to reclaim both bonus and long-term incentive payments. The time horizon for our long-term incentives extends for five years, including the holding period on awards. There are currently significant in-employment share ownership guidelines for all Executive Directors providing a material connection to the sustained success of the Company. Executive Directors have five years from the later of the date of their appointment, or the date of an increase in these guidelines, to build this level of ownership. A post-employment shareholding requirement for Executive Directors provides continued alignment with the success of the Company and stakeholder interests even after leaving the Board. This obligation will be implemented by requiring Executive Directors leaving the Board to obtain clearance to deal in the Company's shares during the two years following their retirement.
Alignment to culture	Executive Directors are offered pension benefits of 13 per cent of salary, aligned with the employer pension contribution available to the wider workforce. The conduct measure in the PLTIP rewards for appropriate management action and ensures that there are no significant conduct/culture/governance issues that result in significant capital add-ons or material fines. The vesting period attached to the long-term incentive reflects the time horizon of the business plan. The additional post-vesting holding period and share ownership guidelines strengthen the community of interests between Executive Directors and other stakeholders.
Clarity	The Committee has consulted with the Company's largest shareholders and their advisers on the 2023 Directors' remuneration policy and executive pay decisions before they are implemented. Details on Executive Director pay are clearly set out in the Annual report on remuneration.
Proportionality	There are no incentive awards for below threshold performance. Financial targets are set against the Board-approved plan. Under the PLTIP, 20 per cent of each portion of the award will vest for achieving threshold performance. The Committee approves the termination arrangements of Executive Directors to ensure that there is no reward for failure. The PLTIP leaver rules are another safeguard to ensure that there is no reward for failure under this plan.
Predictability	The levels of awards under incentive arrangements to Executive Directors at threshold, on-target and maximum performance points are clearly defined and presented in relevant sections of this report.

Membership and 2022 meeting attendance

Committee members	Scheduled meetings	Ad hoc meetings
Anthony Nightingale CMG SBS JP[1] (Chair)	4/4	8/8
Chua Sock Koong[2] (Chair)	6/6	8/9
David Law ACA	6/6	9/9
Ming Lu[3]	4/4	2/3
Philip Remnant CBE FCA	5/6	8/9
Thomas Watjen	6/6	8/9

Regular attendees

- Chair
- Chief Executive Officer
- Company Secretary
- Group Human Resources Director
- Director, Group Reward and Employee Relations and CHRO, UK
- Remuneration Committee Adviser

Notes
1 Anthony Nightingale stepped down as Chair of the Remuneration Committee at the 2022 AGM.
2 Chua Sock Koong became Chair of the Remuneration Committee at the 2022 AGM.
3 Ming Lu joined the Remuneration Committee in May 2022.

Individual Directors' attendance at meetings throughout 2022 is also set out in the 'Governance' section.

Role and responsibilities

The role and responsibilities of the Committee are set out in its terms of reference, which are reviewed by the Committee and approved by the Board on a periodic basis, and which can be found on the Company's website at www.prudentialplc.com/~/media/Files/P/Prudential-V13/content-pdf/gremco-tor-at-30-11-2022.pdf The Committee's role is to assist the Board in meeting its responsibilities regarding the determination, implementation and operation of the overall remuneration policy for the Group, including the remuneration of the Chair of the Board, Executive Directors, Group Executive Committee members and the Company Secretary, as well as overseeing the remuneration arrangements of other staff within its purview. In 2022, the Committee met 15 times and also dealt with a number of matters by email circulation.

The principal responsibilities of the Committee set out in their terms of reference and discharged during 2022 were:

- Approving the operation of performance-related pay schemes operated for the Executive Directors, other members of the Group Executive Committee and the Company Secretary, and determining the targets and individual payouts under such schemes;
- Reviewing the operation and awards made under all share plans requiring approval by the Board and/or the Company's shareholders;
- Monitoring compliance of the Chair and Executive Directors and other members of the Group Executive Committee with share ownership guidelines;
- Reviewing and approving individual packages for the Executive Directors and other members of the Group Executive Committee including for any new hires and departures, and the fees of the Chair. Similarly, reviewing and approving fees for the Non-executive Directors of the Group's material subsidiaries;
- Reviewing workforce remuneration practices and related policies across the Group when setting the remuneration policy for Executive Directors, as well as the alignment of incentives and awards with culture;
- Monitoring the remuneration and risk management implications of remuneration of senior executives across the Group and other selected roles; and
- Overseeing the implementation of the Group remuneration policy for those roles within scope of the specific arrangements referred to in the Hong Kong IA GWS Framework.

The Chair and the Chief Executive Officer attend meetings by invitation. The Committee also had the benefit of advice from:

- Group Chief Risk and Compliance Officer;
- Group Chief Financial Officer;
- Group Human Resources Director; and
- Director, Group Reward and Employee Relations and CHRO, UK.

Individuals are not present when their own remuneration is discussed and the Committee is always careful to manage potential conflicts of interest when receiving views from Executive Directors or senior management about executive remuneration proposals.

In addition, during 2022, the Committee spent time reviewing the Directors' remuneration policy and its implementation ahead of its renewal at the 2023 AGM. As part of this, the Remuneration Committee Chair engaged extensively with shareholders. As part of our broader programme of shareholder engagement, the Chair of the Committee held meetings with shareholders and the principle advisory bodies to discuss decisions taken in respect of the Executive Directors' remuneration arrangements for 2023 and the Directors' remuneration policy. We have had the benefit of substantive feedback from 44 per cent of our shareholder register and are pleased that the majority of shareholders and advisory bodies who provided input were supportive of our proposals and commended the manner in which we conducted the consultation process.

During 2022, Deloitte LLP was the independent remuneration adviser to the Committee. Deloitte was re-appointed by the Committee following a competitive tender process during 2021. Deloitte is a member of the Remuneration Consultants' Group and voluntarily operates under their code of conduct when providing advice on executive remuneration in the UK. Deloitte regularly meets with the Chair of the Committee without management present. The Committee is comfortable that the Deloitte engagement partner and team providing remuneration advice to the Committee do not have connections with Prudential that may impair their independence and objectivity. The total fees paid to Deloitte for the provision of independent advice to the Committee in 2022 were £137,700 charged on a fixed fee as well as time and materials basis. During 2022, Deloitte provided Prudential management advice on remuneration, digital and technology, taxation, internal audit, global mobility, risk and regulatory matters. Remuneration advice is provided by an entirely separate team within Deloitte. Management also received external advice and data from a number of other providers. This included market data and legal counsel. This advice, and these services, are not material.

In 2022, the Board conducted an evaluation of its effectiveness, which included an assessment of the Remuneration Committee. The evaluation confirmed that the Committee continued to operate effectively during the year.

Table of 2022 Executive Director total remuneration (the 'single figure')

$000s	2022 salary	2022 taxable benefits*	2022 total bonus†	2022 PLTIP releases‡	2022 pension benefits§	Total 2022 fixed remuneration~	Total 2022 variable remuneration~	Total 2022 remuneration the 'single figure'^	Total 2022 remuneration the 'single figure' in GBP (£000)#
Mark FitzPatrick[1]	1,352	314	2,591	1,026	176	1,842	3,617	5,459	4,415
James Turner[2]	1,051	914	1,767	1,040	139	2,104	2,807	4,911	3,972
Mike Wells[3]	366	249	693	1,723	48	663	2,416	3,079	2,490
Total	2,769	1,477	5,051	3,789	363	4,609	8,840	13,449	10,877

* Benefits include (where provided) the cost of providing the use of a car and driver, medical insurance, security arrangements, relocation/expatriate benefits. Benefits of significant value include home leave/personal flights for Mr Wells, and housing and associated costs for Mr Turner.

† The total value of the bonus, comprising both the 60 per cent delivered in cash and 40 per cent bonus deferred into Prudential plc shares for three years. The deferred part of the bonus is subject to malus and clawback in accordance with the malus and clawback policies, but no further performance conditions.

‡ The estimated value of the 2022 PLTIP awards vesting for all Executive Directors has been calculated based on the average share price over the last three months of 2022 (£9.62/US$11.89) and includes the accumulated dividends delivered in the form of shares. The Committee's approach to determining the level of vesting for this award is set out in the 'Remuneration in respect of performance periods ending in 2022' section. The number of Prudential plc shares under award has been adjusted to take account of the Jackson demerger in line with the approach set out in the section on 'Remuneration decisions taken in relation to the demerger' in last year's remuneration report. The actual value of vesting PLTIP awards, based on the share price on the date awards vest, will be shown in the 2023 report. Due to share price depreciation over the vesting period, the estimated value per share of the 2020 LTIP awards is 11.3 per cent lower than the value per share at grant.

§ 2022 pension benefits include cash supplements for pension purposes and contributions into defined contribution schemes as outlined in the 'pension benefit entitlement' section.

~ Total fixed remuneration includes salary, taxable benefits and pension benefits. Total variable remuneration includes total bonus and PLTIP awards vesting.

^ Each remuneration element is rounded to the nearest $1,000 and totals are the sum of these rounded figures. Total 2022 remuneration has been converted to US dollars using the exchange rate of 0.8088 for GBP and 7.8305 for HKD. Exchange rate fluctuations will therefore impact the reported value.

Total 2022 remuneration has been converted to GBP using the exchange rate of 0.8088 USD to 1 GBP.

Notes

1 Mr FitzPatrick received a monthly pensionable cash supplement of £30,167, which is included in the annualised salary number from 1 April 2022.

2 Mr Turner is paid in HK dollars, while Messrs Wells and FitzPatrick are paid in sterling.

3 Mr Wells stepped down from his role as Group Chief Executive on 1 April 2022 and subsequently retired from the business on 14 July 2022.

Table of 2021 Executive Director total remuneration (the 'single figure')

$000s	2021 salary	2021 taxable benefits*	2021 total bonus†	2021 PLTIP releases‡	2021 pension benefits§	Total 2021 fixed remuneration~	Total 2021 variable remuneration~	Total 2021 remuneration the 'single figure'^	Total 2021 remuneration the 'single figure' in GBP (£000)#
Mark FitzPatrick	1,085	275	1,860	435	141	1,501	2,295	3,796	2,759
James Turner[1]	943	838	1,629	365	125	1,906	1,994	3,900	2,835
Mike Wells	1,581	463	3,057	1,052	205	2,249	4,109	6,358	4,622
Total	3,609	1,576	6,546	1,852	471	5,656	8,398	14,054	10,216

* Benefits include (where provided) the cost of providing the use of a car and driver, medical insurance, security arrangements, relocation/expatriate benefits. Benefits of significant value include housing and associated costs for Mr Turner and taxes paid by the Company on behalf of Mr Wells. The benefit total also includes a tax payment of USD 191,296 paid by the Company in respect of Mr Turner's attendance at the London office which triggered a UK tax liability due to the Company's corporate structure. This was omitted in error in the 2021 single figure.

† The total value of the bonus, comprising both the 60 per cent delivered in cash and 40 per cent bonus deferred into Prudential plc shares for three years. The deferred part of the bonus is subject to malus and clawback in accordance with the malus and clawback policies, but no further performance conditions.

‡ In line with the regulations, the value of the 2021 PLTIP releases for all Executive Directors has been calculated using the share price at vesting of £11.2741 and includes the accumulated dividends delivered. The number of Prudential plc shares under award has been adjusted to take account of the Jackson demerger in line with the approach set out in the section on 'Remuneration decisions taken in relation to the demerger' in last year's remuneration report. As set out in the 2019 Annual Report, these awards have previously been adjusted on the demerger of M&G. Due to the share price depreciation over the vesting period, the value per share of the 2019 PLTIP awards is 37 per cent lower than the value per share at grant. As a result, no value is attributable to share price appreciation. No adjustment to vesting levels has been proposed as a result of the share price depreciation.

§ 2021 pension benefits include cash supplements for pension purposes and contributions into defined contribution schemes as outlined in the 'pension benefit entitlement' section.

~ Total fixed remuneration includes salary, taxable benefits and pension benefits. Total variable remuneration includes total bonus and PLTIP releases.

^ Each remuneration element is rounded to the nearest $1,000 and totals are the sum of these rounded figures. Total 2021 remuneration has been converted to US dollars using the exchange rate of 0.7269 for GBP and 7.7728 for HKD. Exchange rate fluctuations will therefore impact the reported value.

Total 2021 remuneration has been converted to GBP using the exchange rate of 0.7269 USD to 1 GBP.

Note

1 Mr Turner is paid in HK dollars, while Messrs Wells and FitzPatrick are paid in sterling.

Remuneration in respect of performance in 2022

Base salary

Salary increases of 3 per cent were awarded to Executive Directors with effect from January 2022. The 2022 salary increase budgets for other employees across the Group's businesses were between 4.5 per cent and 5 per cent.

On 1 April 2022, Mike Wells stepped down from his role as Group Chief Executive and Mark FitzPatrick was appointed as interim Group Chief Executive. To reflect the additional responsibilities, Mark FitzPatrick received a monthly pensionable cash supplement of £30,167 in addition to his base salary. This is included in his annualised salary from 1 April 2022. On the same date, James Turner was appointed as Group Chief Financial Officer and his salary was increased to reflect this.

As a result, Executive Directors received the following salaries in 2022:

Executive Director	2022 salary (local currency) from 1 January 2022	2022 salary (USD)[1] from 1 January 2022	2022 salary (local currency) from 1 April 2022	2022 salary (USD)[1] from 1 April 2022
Mark FitzPatrick, Group Chief Financial Officer and Chief Operating Officer/Interim Group Chief Executive	£822,000	$1,016,000	£1,184,000	$1,464,000
James Turner, Group Chief Risk and Compliance Officer/Group Chief Financial Officer	HK$7, 550,000	$964,000	HK$8,460,000	$1,080,000
Mike Wells, Group Chief Executive	£1,184,000	$1,464,000		

Note

1 2022 salaries were converted to US dollars using an exchange rate of 0.8088 for GBP and 7.8305 for HKD. All salaries are rounded to the nearest $1,000/£1,000 or HKD 10,000.

Pension benefit entitlements

Pension benefit arrangements for 2022 are set out in the table below. The employer pension contribution available to the wider workforce is 13 per cent of salary.

Executive Director	2022 pension benefit	Life assurance provision
James Turner	Pension supplement in lieu of pension of 13 per cent of salary and a HKD18,000 employer payment to the Hong Kong Mandatory Provident Fund.	Eight times salary.
Mark FitzPatrick and Mike Wells	Pension supplement in lieu of pension of 13 per cent of salary.	Four times salary plus an additional four times salary dependants' pension.

Annual bonus outcomes for 2022

Target setting

For 2022, financial AIP metrics comprised 80 per cent of the bonus opportunity for the Group Chief Executive role, 40 per cent for the Group Chief Risk and Compliance Officer role, and 50 per cent for the Group Chief Financial Officer role. The financial element of Executive Directors' 2022 bonuses was determined by the achievement of four Group measures, namely adjusted operating profit, operating free surplus generation, EEV new business profit and cash flow, which are aligned to the Group's growth and cash generation focus. The performance ranges were based on the annual business plans approved by the Board and reflected the ambitions of the Group, in the context of anticipated market conditions.

Personal objectives comprised 20 per cent of the bonus opportunity for all Executive Directors. These objectives were established at the start of the year and reflect the Group's Strategic Priorities as set by the Board. For 2022, Executive Directors had the shared strategic objectives which are detailed below.

Functional objectives accounted for the remaining 40 per cent of the Group Chief Risk and Compliance Officer role's bonus opportunity. These were based on the Group Risk Plan and were developed with input from the Chair of the Group Risk Committee. Functional objectives accounted for 30 per cent of the Group Chief Financial Officer role's bonus. These were developed with input from the Chair of the Group Audit Committee.

AIP payments are subject to meeting minimum capital thresholds which are aligned to the Group risk framework and appetites (as adjusted for any Group Risk Committee approved counter-cyclical buffers), as described in the Group Chief Risk and Compliance Officer's report section of this report.

The Committee seeks advice from the Group Risk Committee on risk management considerations to inform decisions about remuneration architecture and performance measures to ensure that risk management, culture and conduct are appropriately reflected in the design and operation of Executive Directors' remuneration.

Performance assessment

The Committee determines the overall value of the bonus, taking account of the inputs described above and any other factors which it considers relevant.

The Committee considered a report from the Group Chief Risk and Compliance Officer which was approved by the Group Risk Committee. This report confirmed that the 2022 results were achieved within the Group's and businesses' risk framework and appetite. The Group Chief Risk and Compliance Officer also considered the effectiveness of risk management and internal controls, and specific actions taken to mitigate risks, particularly where these may be at the expense of profits or sales. The report also confirmed that the Group met minimum capital thresholds which were aligned to the Group risk framework and appetites. The Committee took into account this advice when determining AIP outcomes for Executive Directors.

The table below illustrates the weighting of performance measures for 2022 and the level of achievement under the AIP:

Executive Director	Weighting of measures (% of total bonus opportunity) Group financial measures	Functional objectives	Personal objectives	Achievement against performance measures (% of maximum for each component) Group financial measures	Functional objectives	Personal objectives	2022 AIP outcome[1] (% of total bonus opportunity)
Mark FitzPatrick							
Group Chief Financial Officer and Chief Operating Officer (up to 31 March 2022)	50%	30%	20%	100%	96.7%	95%	98%
Interim Group Chief Executive (for the remainder of 2022)	80%	–	20%	100%	–	90%	98%
James Turner							
Group Chief Risk and Compliance Officer (up to 31 March 2022)	40%	40%	20%	100%	93.8%	92.5%	96%
Group Chief Financial Officer (for the remainder of 2022)	50%	30%	20%	100%	90%	95%	96%
Mike Wells							
Group Chief Executive (up to 31 March 2022)	80%	–	20%	100%	–	80%	96%

Note

1 All bonus awards are subject to 40 per cent deferral for three years and the deferred bonus will be paid in Prudential plc shares.

Financial performance

The Committee reviewed performance at its meeting in March 2023. For all the financial metrics, namely Group EEV new business profit, Group adjusted operating profit, Group free surplus generation and Group cash flow, the adjusted stretch targets established by the Board were met or exceeded.

The level of performance required for threshold, plan and maximum payment against the Group's 2022 AIP financial measures and the results achieved are set out below:

2022 AIP measure	Weighting	Threshold ($m)	Target ($m)	Stretch target ($m)	Achievement ($m)
Group adjusted operating profit	25%	2,902	3,055	3,208	3,375
Group operating free surplus generated	20%	1,244	1,309	1,375	1,374
Group cash flow	10%	91	191	291	394
Group EEV new business profit	45%	1,947	2,105	2,157	2,184

In line with our long established practice, the targets have been adjusted to reflect prevailing interest rate and foreign exchange rate assumptions applicable for the full year reporting of new business profit and other metrics. Adjustments to targets in any given year may be upwards or downwards and are designed to ensure that outcomes reflect management's performance in the year by neutralizing the effect of interest rates and foreign exchange movements during that year.

Personal performance

A proportion of the annual bonus for each Executive Director is based on the achievement of personal objectives including:

- The executive meeting their individual conduct and customer measures;
- The executive's contribution to Group strategy as a member of the Board; and
- Specific goals related to the function for which they are responsible and progress on major projects.

At the end of the year, the Committee considered the performance of all executives against objectives established at the start of the year. At its meeting in March 2023, it concluded that 2022 had seen the execution of significant strategic objectives, as described in the 'Strategic and Operating Review' section of the Annual Report. These achievements reflect Executive Directors' high level of performance against their 2022 personal objectives. All executives met their individual conduct measures and each Executive Director made a significant contribution to the achievement of Group strategy during 2022.

The below summarises performance against the personal objectives and strategic priorities for the Executive Directors. Assessments were undertaken by each Executive Director's manager. Additionally, the Chair of the Group Risk Committee reviewed the performance of the Group Chief Risk and Compliance Officer while the Chair of the Group Audit Committee considered the contribution of the Group Chief Financial Officer.

Shared strategic objectives

2022 key strategic objectives	Achievement	Performance relative to target
ESG – climate & diversity Drive the climate and responsible investment focus across the organisation, both as an asset owner and an asset manager, through embedding the external ESG commitments made in May 2021 **SOCIETY, PEOPLE**	The Executive Directors made significant progress towards all of our external targets. By the end of 2022, Prudential had: > reduced the WACI of our investment portfolio by 43 per cent ahead of our 25 per cent target; > substantively completed our divestment from coal bonds with one holding remaining as a result of market conditions; > completed first year of Climate Change & Decarbonisation engagement under the Central Engagement programme; > achieved an intensity ratio of 1.21 tCO_2e/FTE for 2022, keeping us ahead of the emissions reduction trajectory required to meet our 2030 target of 1.65 tCO_2e/FTE; and > 35 per cent representation of women in senior management, in line with our 2023 target. Prudential signed the 2022 Global Investor Statement to Governments on the Climate Crisis and in October 2022 we published a white paper to outline the case for the financial and social burden of the transition to be just and inclusive, and its place in meeting the Paris Agreement. Launch of Eastspring's Group Responsible Investment Policy, harmonising the approach to responsible investment across the Eastspring Group and launched a number of products to support our ESG strategy. Strengthening of senior management team with a number of significant hires in Asia to support our ESG strategy including Director of Group ESG to deliver our ESG strategy and commitments and a new Group Chief Investment Officer. The Director of Group ESG aims to maintain constructive dialogue with key stakeholders, and further embed our ESG strategy for sustainable long-term value. The Group Chief Investment Officer will establish the new GCIO function to drive investment strategy for Prudential as an asset owner and to support the local businesses drive better investment performance for policyholders. In 2022, we embarked on a two-year research partnership with the Nanyang Technological University (NTU) in Singapore to examine the intersection of climate change and health. The Prudential EOS (Earth Observatory of Singapore) Climate Impacts Initiative will focus on 10 key markets across Asia and Africa. Via the Prudence Foundation we are also funding research by the International Federation of the Red Cross's Climate Centre to examine the compound health risks of heat, humidity, and air pollution, and what effective early actions can be taken to reduce this risk.	Between target and above stretch target level
Increase the Asia shareholder base and Hong Kong retail shareholder awareness of Prudential, with a view to increasing Hong Kong liquidity to drive valuation re-rating **INVESTORS**	Material increase in the number of Asia-based sell side analyst coverage to 11 (plus one joint EU/Asia coverage) by the end of 2022 (from 2 at the end of 2021). In September 2022, we achieved inclusion of Prudential shares in the Hang Seng Composite Index (HSCI) and the Shenzhen-Hong Kong Stock Connect mechanism, a significant milestone to further expand our investor base (not only to qualified investors in the Chinese Mainland but also to institutional investors) and increase the trading liquidity. The volume of trading on the Hong Kong Stock Exchange has become more active since these inclusions. Throughout 2022 we hosted a number of 'meet the business' events which gave investors and sell side analysts the chance to engage with Strategic Business Group Managing Directors and country CEOs across Asia, including Singapore, Indonesia, Vietnam and the Philippines.	Above stretch target level

Mark FitzPatrick in the role of Group Chief Financial Officer and Chief Operating Officer from 1 January to 31 March 2022
Personal and strategic objectives

2022 key strategic objectives	Achievement	Performance relative to target
Increased focus on improving diversity, inclusion and belonging in the organisation, as measured by inclusion questions in the employee engagement survey, with a view to developing appropriate targets for Group and local businesses **PEOPLE, SOCIETY**	Mark championed our diversity and inclusion efforts across the organisation through his role as Co-Chair of the Prudential Diversity & Inclusion Council. During 2022, Prudential adopted the United Nations Women's Empowerment Principles and was included in the Bloomberg Gender Equality Index for the third successive year. At 31 December 2022, the representation of women in senior management was 35 per cent, in line with our 2023 target under the HM Treasury Women in Finance Charter. Gender diversity – total workforce: > Male: 57 per cent > Female: 42.9 per cent > Unspecified: 0.1 per cent The score in the employee engagement survey for inclusion and belonging, social connection, and support from management was at 85 per cent, indicating a deep sense of belonging. We onboarded new members to the Group's D&I Council to focus on inclusion of neurodiversity, disability, culture and religion. Our Sponsorship Programme expanded deeper into our talent pool, providing colleagues with the opportunity to work closely with a senior sponsor for 12 months on specific development objectives. We continued to deepen belonging with the roll out of Inclusive Leadership Profile and a Global Inclusion e-learning in August 2022. By the end of November 2022 this had been completed by over 11,000 colleagues. In 2022 we saw the global launch of various communities including PRU Women Empowered, PRU Young Professionals, Women in Tech, Mental Health First Aiders and the intersectional We DO Wellness, joining the well-established PRUPride. We launched the #IamRemarkable initiative empowering our colleagues to promote and celebrate their achievements in the workplace and beyond.	Above stretch target level
Ensure the balance sheet is positioned to support growth opportunities within Asia, through targeting the Moody's total leverage of 20 to 25 per cent over the medium term and having strong relationships with the rating agencies for any future issuances **INVESTORS**	Following the Group's equity raise in Hong Kong in 2021, Mark established a programme of capital management. This responsibility was transitioned to James Turner in March 2022 as part of the CFO leadership. At 31 December 2022, the pro-forma Moody's total leverage (i.e. after allowing for the debt redemption in January 2023) was 20 per cent, at the lower end of the medium-term range.	Above stretch target level
Deliver on appropriate run-rate cost savings within central costs and complete the development of an effective head office operating model by 2023 **INVESTORS**	Mark first announced the $70 million annual central cost savings target in 2020 and undertook significant planning and execution over the coming period. This responsibility was transitioned to James Turner in March 2022 as part of the CFO leadership. The annual cost saving has been achieved and will result in a compounding reduction in 2023 central costs.	Approaching stretch target level

Recognising Mr FitzPatrick's very strong performance against both his individual and shared personal objectives during the first quarter of 2022 as Group Chief Financial Officer and Chief Operating Officer, the Committee judged that 19 per cent of a maximum of 20 per cent attributable to personal objectives was appropriate.

Functional objectives

Summary of 2022 functional objectives	Achievement	Performance relative to target
Develop and implement new Group Finance function taking the best of practices in London and Asia around financial controls, accuracy of financial reporting and appropriateness of key financial assumptions and judgements **PEOPLE**	Set up the foundations of One Finance team with cross-location of the Finance Leadership Team, supported by the appointment of an Asia-based Chief of Staff. Detailed planning was undertaken to transition certain roles and responsibilities from London to Hong Kong, and build-up certain capabilities in Hong Kong. This included cross-locating the financial accounting and reporting teams in Hong Kong and London to enable sharing of best practice. This resulted in the Group delivering the HY 2022 results from Hong Kong for the first time with resilient performance and no material breach of financial controls.	Above stretch target level
Support the transition of auditor to Ernst & Young to ensure an effective external audit for their first year of external reporting in 2023 **REGULATORS**	Established the principles and process for the orderly transition of auditor from KPMG to Ernst & Young, including: > providing oversight of the process and operational handover from KPMG to Ernst & Young; > implementation of shadowing protocols to minimise disruption to the internal team; > facilitating the building of relationships across the Group Finance team; and > appointing EY team to discrete projects such as conducting an assurance review for the Group ESG report and attendance at the Group ESG Committee.	Above stretch target level

In recognition of Mr FitzPatrick's very strong performance against his functional objectives during the first quarter of 2022, the Committee judged that 29 per cent of a maximum of 30 per cent attributable to functional objectives as Group Chief Financial Officer and Chief Operating Officer was appropriate.

Mark FitzPatrick in the role of Interim Group Chief Executive from 1 April to 31 December 2022
Personal and strategic objectives

2022 key strategic objectives	Achievement	Performance relative to target
Supporting the transition to the new Chief Executive Officer **INVESTORS, PEOPLE**	Ensured the readiness of the organisation and its stakeholders for the transition to the new Chief Executive Officer, restructuring the management team and creating the conditions for a smooth and successful transfer of responsibilities to the new Chief Executive Officer.	Approaching stretch target level
Build leadership positions with competitive advantages and economies of scale within each of our four largest markets of China, India, Thailand and Indonesia. **CUSTOMERS, INVESTORS**	China was the largest single market contributor to the Group's total APE sales in 2022, achieving APE sales growth of 19 per cent to $884 million underpinned by a diversified distribution strategy with a high-quality agency force and strong partnerships with banks. CPL has more than doubled new business profit between 2017 and 2022, with new business profit for 2022 now 44 per cent higher than that of the pre-pandemic year 2019. We continue to outperform the market on the Chinese Mainland industry-wide measure of gross written premium basis by 5 times in 2022. India: In ICICI Prudential, APE sales grew 4 per cent driven by strong growth in the protection and annuity business. This sales performance enabled ICICI Prudential to maintain its top three position in the private market with a market share of 6.3 per cent. Over the period, new business profit grew 20 per cent reflecting APE sales growth and a favourable product mix. Thailand: We delivered higher-than-industry-average APE sales growth, both in the bancassurance channel and for the overall industry as a whole in 2022. We have double-digit APE sales growth for 3 consecutive years from 2020 to 2022, and now have an overall market share of 7 per cent, being 6th in the market. We have completed a smooth and planned CEO succession with the appointment of a local Thai CEO. Indonesia: We regained our leadership position in the Indonesian life market with 11 per cent market share by weighted new business premium in 2022. Overall APE sales increased by 2 per cent in the year to $247 million, despite Covid-19-related restrictions in the first half of the year, and new business profit increased by 4 per cent compared with the prior year.	Approaching stretch target level

2022 key strategic objectives	Achievement	Performance relative to target
Broaden health and wealth capabilities, expanding our product range to maintain competitive advantage, to access new customer segments and to create inclusive product offerings **CUSTOMERS**	In 2022, we continued to deepen our current and future health and wealth capabilities. In October we announced a strategic partnership with Google Cloud to make health and financial security more accessible across Asia and Africa. New policies in 2022 included 2.4 million health and protection cases, an increase of 9 per cent when compared with 2021, reflecting our customers' increased focus on this area in light of the pandemic. While these policies were generally smaller in size than in previous years, we believe that the conversion of these customer interactions into sales by our diverse distribution channels is evidence of the power and quality of the Group's franchise and brand. In 2022, we became the first multi-national insurer to set up a dedicated Syariah life insurance entity in Indonesia, PT Prudential Sharia Life Assurance (Prudential Syariah), as part of our strategy to meet the growing demands for Syariah solutions and support the growth of the Syariah community and economy.	Above stretch target level

Recognising Mr FitzPatrick's very strong performance against both his individual and shared personal objectives during the second, third and fourth quarters of 2022, the Committee judged that 18 per cent of a maximum of 20 per cent attributable to personal objectives as Interim Group Chief Executive Officer was appropriate.

James Turner in the role of Group Chief Risk and Compliance Officer from 1 January 2022 to 31 March 2022
Personal and strategic objectives

2022 key strategic objectives	Achievement	Performance relative to target
External stakeholders > Lead strategic communications between Prudential and key regulators, ensuring a constructive and open relationship to foster mutual trust, respect and understanding, as well as supporting the continued enhancement of the relationship, with the HKIA > Work closely and lead discussions with peers in the insurance community to support the industry and its regulators to further develop the strength of the environment for provision of health and protection to the benefit of its customers (linked to the Group's purpose) **REGULATORS**	Led the application for an early adoption of the Hong Kong Risk-Based Capital regime (HK RBC) framework by the Group's Hong Kong business with work undertaken to validate key model components which received HKIA approval in April 2022.	Approaching stretch target level

Recognising Mr Turner's very strong performance against both his individual and shared personal objectives during the first quarter of 2022, the Committee judged that 18.5 per cent of a maximum of 20 per cent attributable to personal objectives as Group Chief Risk and Compliance Officer was appropriate.

Functional objectives

Summary of 2022 functional objectives	Achievement	Performance relative to target
Deliver GWS requirements for the financial control and investment management oversight roles as well as reporting requirements across both private (HKIA) and public (market) returns Develop GIECA into the thinking and decisions making around financial planning and financial management of the Group Ensure timely delivering of GWS transitional arrangements and ongoing compliance **REGULATORS**	Delivered GWS requirements with no breach for GWS attestation which was completed on time with all governance steps achieved. Completed GIECA development programme successfully in 2022 and have embedded GIECA processes and results into risk management, capital deployment, business planning and remuneration. Led the completion of activities to close GWS transitional arrangements in H1 2022 on time and ensured continuous ongoing compliance for other GWS requirements.	Above stretch target level
Risk and compliance oversight and developments > Ensure the business is sufficiently informed on external risk and regulatory perspectives and challenges, where appropriate to take effective actions and decisions > Provide Non-executive and Executive management information, insight and risk opinions (including via the ACR process) to fully support Board members in strategic decision making > Support the identification and management of emerging and top risks by the business, including deep dives into areas identified in the Top Risk process **REGULATORS**	Supported the identification and management of the Group's principal risks, including a series of associated deep dives. Delivered timely insights and analysis to the Group Risk Committee focusing on the impacts of emerged and emerging risks such as the pandemic impacts, enhanced controls and monitoring linked to the Russia-Ukraine conflict with key areas of focus including cyber and sanctions risks, and the management of credit risk in the balance sheet. Initiated design of an enterprise-wide and standardised Governance, Risk and Control platform to support efficient and consistent risk, control and compliance management (including operational risk management, regulatory requirements of the GWS regime and SOX financial reporting controls testing) across the Group, which is expected to provide greater visibility of risks and controls across functions and businesses delivering key information to support internal business decisions and external reporting requirements. Rolled out a revised stakeholder-focused Non-Financial Risk Appetite Framework across the Group in January 2022.	Approaching stretch target level

In recognition of James Turner's very strong performance against his functional objectives during the first quarter of 2022, the Committee judged that 37.5 per cent of a maximum of 40 per cent attributable to functional objectives as Group Chief Risk and Compliance Officer was appropriate.

James Turner in the role of Group Chief Financial Officer from 1 April to 31 December 2022
Personal and strategic objectives

2022 key strategic objectives	Achievement	Performance relative to target
Ensure the balance sheet is positioned to support growth opportunities within Asia, through targeting the Moody's total leverage of 20 to 25 per cent over the medium term and having strong relationships with the rating agencies for any future issuances **INVESTORS**	Balance sheet is well positioned to support growth opportunities, with a Moody's pro-forma total leverage (i.e. after allowing for the debt redemption in January 2023) of 20 per cent at FY22. We enter 2023 with a resilient balance sheet and a strong capital position to manage uncertainties and capture opportunities that arise.	Above stretch target level
Deliver the committed run-rate cost savings within central costs of $70m from 2023. **INVESTORS**	Achieved $70m annual cost savings from start of 2023 in line with external commitments. Kept our FY2022 head office expenditure broadly flat on a constant exchange rate basis with 2021. Continued to cultivate cost optimisation to manage delivery of efficiency and expense savings by making changes in our procurement operations. Delivered cost reductions to embed improved governance and oversight on spendings and investments.	Above stretch target level

Recognising Mr Turner's very strong performance against both his individual and shared personal objectives during the second, third and fourth quarters of 2022, the Committee judged that 19 per cent of a maximum of 20 per cent attributable to personal objectives as Group Chief Financial Officer was appropriate.

Functional objectives

Summary of 2022 functional objectives	Achievement	Performance relative to target
Deliver IFRS reporting changes to ensure systems in place to deliver comparative reporting from 2022 **INVESTORS**	Met key IFRS 17 milestones to ensure system in place to deliver comparative reporting and put in place a new operating model focus on business-led prioritization and to mitigate delivery risks in H2 2022. Materially progressed completion of Ernst & Young audit of IFRS 17 opening balance sheet for the readiness of market communication in H1 2023.	Approaching stretch target level
Develop and implement a culture of one Finance function, taking the best of practices in London and Asia around financial controls, accuracy of financial reporting and appropriateness of key financial assumptions and judgements. **PEOPLE**	Appointed a leadership team in multiple locations and built one highly functioning cross-location finance team that enabled sharing of best practices with minimised friction in delivering the HY22 and FY22 reported accounts with a clean audit opinion and financial controls with no material breaches. Successfully appointed Group Chief Investment Officer and Director of ESG and dedicated Finance Business Partners to support the Strategic Business Group structure.	Approaching stretch target level

In recognition of James Turner's very strong performance against his functional objectives during the second, third and fourth quarters of 2022, the Committee judged that 27 per cent of a maximum of 30 per cent attributable to functional objectives as Group Chief Financial Officer was appropriate.

Mike Wells in the role of Group Chief Executive from 1 January to 31 March 2022

2022 key strategic objectives	Achievement	Performance relative to target
Diversify from physical cross-border flows into Hong Kong by strengthening our domestic market position and increasing access to Greater Bay Area (GBA) **CUSTOMERS, INVESTORS**	In 2022 we set the groundwork which enabled the Group to complete our footprint in all 11 cities in China's Greater Bay Area (GBA) and which also supported the subsequent regulatory approval for a branch of our Hong Kong business to be established in Macau, strengthening our operations to capture the opportunities in the GBA. We focused on critical illness (CI) product innovation. For example, CPL developed a specialised critical illness product specifically developed to meet the needs of customers in the Greater Bay Area of the Chinese Mainland. This contributed 21 per cent of CPL's relevant APE sales in that area.	Above stretch target level
Build leadership positions with competitive advantages and economies of scale within each of our four largest markets of China, India, Thailand and Indonesia. **CUSTOMERS, INVESTORS**	China: This is the largest single market contributor to the Group's total APE sales in 2022, achieving APE sales growth of 19 per cent to $884 million underpinned by a diversified distribution strategy with a high-quality agency force and strong partnerships with banks. CPL has more than doubled new business profit between 2017 and 2022, with new business profit for 2022 now 44 per cent higher than that of the pre-pandemic year 2019. We continue to outperform the market on the Chinese Mainland industry-wide measure of gross written premium basis by 5 times in 2022. India: In ICICI Prudential, APE sales grew 4 per cent driven by strong growth in the protection and annuity business. This sales performance enabled ICICI Prudential to maintain its top three position in the private market with a market share of 6.3 per cent. Over the period, new business profit grew 20 per cent reflecting APE sales growth and a favourable product mix. Thailand: We delivered higher-than-industry average APE sales growth, both in the bancassurance channel and for the overall industry as a whole in 2022. We have double-digit APE sales growth for 3 consecutive years from 2020 to 2022, and now have an overall market share of 7 per cent, being 6th in the market. We have completed a smooth and planned CEO succession with the appointment of a local Thai CEO. Indonesia: We regained our leadership position in the Indonesian life market with 11 per cent market share by weighted new business premium in 2022. Overall APE sales increased by 2 per cent in the year to $247 million, despite Covid-19-related restrictions in the first half of the year, and new business profit increased by 4 per cent compared with the prior year.	At the target level
Increased focus on improving customer experience, with a view to developing a consistent methodology across business units on customer measures, such as Net Promoter Score (NPS) **CUSTOMERS**	We have developed a consistent methodology to standardise customer feedback across each of our businesses, through a customer satisfaction survey conducted by an independent third-party vendor. Through analysing variables such as Net Promoter Score (NPS), we aim to craft more in-depth insights to improve customer service across each touchpoint.	At the target level

Recognising Mr Wells's very strong performance against both his individual and shared personal objectives during the first quarter of 2022, the Committee judged that 16 per cent of a maximum of 20 per cent attributable to personal objectives was appropriate.

2022 bonus awards

The Committee determined the 2022 AIP awards below on the basis of the performance of the Group and of the individual executives. In making these decisions, it reflected on factors including:

- The overall contribution of the executive;
- Behavioural, conduct and risk management considerations; and
- Wider experience of stakeholders and overall corporate performance.

The AIP outcome was considered appropriate in the context of the above and, as such, no discretion was exercised.

40 per cent of the 2022 bonus awards will be deferred into shares for three years.

Executive Director	Role	2022 salary[1]	Maximum 2022 AIP (% of salary)	Actual 2022 AIP award (% of maximum opportunity)	2022 bonus award (including cash and deferred elements)
Mark FitzPatrick[2]	Group Chief Financial Officer and Chief Operating Officer/Interim Group Chief Executive	1,353,539	175%/ 200%[3]	98%	2,591,207
James Turner	Group Chief Risk and Compliance Officer/Group Chief Financial Officer	1,051,736	175%	96%	1,766,768
Mike Wells[4]	Group Chief Executive	360,961	200%	96%	692,948

Notes
1 Salaries are converted to US dollars using an exchange rate of 0.8088 for GBP and 7.8305 for HKD.
2 In addition to base salary, the Interim Group Chief Executive received a monthly pensionable cash supplement of £30,167 from 1 April 2022, which is included in the annualised salary number.
3 Upon promotion to Interim Group Chief Executive on 1 April 2022, maximum AIP potential changed to 200 per cent for Mr FitzPatrick.
4 Mike Wells stepped down as Group Chief Executive on 31 March 2022 and was eligible for a 2022 AIP on a pro-rata basis.

Long-term incentives vesting in respect of performance to 31 December 2022

Prudential Long Term Incentive Plan (PLTIP)

Target setting

Our long-term incentive plans have stretching performance conditions that are aligned to the strategic priorities of the Group. In 2020, all Executive Directors were granted awards under the PLTIP. In determining the financial targets, the Committee had regard to the stretching nature of the three-year Business Plan for return on equity and capital positions as set by the Board. Further, in setting the conduct and diversity targets under the sustainability scorecard, the Committee considered input presented by the Group Chief Risk and Compliance Officer on behalf of the Group Risk Committee on conduct risk for the conduct measure and had regard to the Company's commitment under the Women in Finance Charter for the diversity measure.

As described in the 2021 Directors' remuneration report, the Committee also adjusted the performance conditions attached to the 2020 PLTIP awards in light of the demerger with Jackson to exclude the Jackson components of the Plan on which the targets were based, with effect from the date of the demerger, and appropriately account for the period that Jackson was not part of the Group. The Committee took care to ensure that the revised performance conditions were no more or less stretching than those originally attached to the awards. The performance assessment provided below is based on these adjusted targets.

Performance assessment

In deciding the proportion of the awards to be released, the Committee considered actual results against performance targets. The Committee also reviewed underlying Company performance to ensure vesting levels were appropriate, including an assessment of whether results were achieved within the Group's risk framework and appetite. Finally, overall vesting levels were reviewed to ensure that levels of reward provided remain reflective of the Company's performance.

	Weighting	Threshold (20 per cent of award vests)	Stretch (100 per cent of award vests)	Performance achieved	Vesting outcome
TSR[1]	50%	Median	Upper quartile	Below median	0 per cent
Return on Equity (RoE)	30%	Group 3-year average return on shareholders' funds is 15.8%	Group 3-year average return on shareholders' funds is 21.8%	Above target (Group 3-year average return on shareholders' funds is 20.3%)	85 per cent
Local Capital operating capital generation[2]	5%	Cumulative Group LCSM Operating Capital Generation $4,442 million	Cumulative Group LCSM Operating Capital Generation $5,430 million	Above stretch target	100 per cent
ECap operating capital generation[3]	5%	Cumulative Group ECap Operating Capital Generation $3,787 million	Cumulative Group ECap Operating Capital Generation $4,629 million	Above stretch target	100 per cent
Conduct[4]	5%	Partial achievement	Stretch achievement	No conduct, culture or governance issues that resulted in significant capital add-ons or material fines	100 per cent
Diversity[5]	5%	27 per cent of Leadership Team being female	33 per cent of Leadership Team being female	35 per cent of our Leadership Team was female	100 per cent
Total	100%	–	–	–	45.5 per cent

Notes
1 Group TSR is measured on a ranked basis over three years relative to peers. The peer group for the 2020 awards consists of AIA, Aegon, AXA Equitable, China Taiping Insurance, Great Eastern, Lincoln National, Manulife, MetLife, Ping An Insurance, Principal Financial, Prudential Financial and Sun Life Financial. No adjustments were made to the peer group in respect of the demerger.
2 The proposed Group Local Capital Summation Method (LCSM) operating capital generation targets are based on the cumulative 2020 to 2022 Board approved business plan.
3 This is cumulative three-year ECap Group operating capital generation, less cost of capital (based on the capital position at the start of the performance period).
4 Conduct is assessed through appropriate management action, ensuring there are no significant conduct/culture/governance issues that could result in significant capital add-ons or material fines.
5 Diversity is measured as the percentage of the Leadership Team that is female at the end of 2022. The target for this metric has been based on progress towards the goal that the Company set when it signed the Women in Finance Charter, where 30 per cent of our Leadership Team should be female by the end of 2022. In 2020 the Leadership Team was subdivided into the Leadership Team and the Executive Council. Both of these leadership groups are considered for the purposes of this assessment.

Details of cumulative achievement under the capital measures have not been disclosed as the Committee considers that these are commercially sensitive and would put the Company at a disadvantage compared to its competitors. The Committee will keep this disclosure policy under review based on whether, in its view, disclosure would compromise the Company's competitive position.

PLTIP vesting

The Committee considered a report from the Group Chief Risk and Compliance Officer which was approved by the Group Risk Committee. This report confirmed that the financial results were achieved within the Group's risk framework and appetite. On the basis of this report and the performance of the Group described above, the Committee decided that it was not appropriate to apply any adjustment to the formulaic vesting outcome under the 2020 PLTIP awards. It also decided that no windfall gains had arisen, as outlined in the 'Annual statement from the Chair of the Remuneration Committee' section. The Committee determined the vesting of each Executive Director's PLTIP awards as set out below:

Executive Director	Percentage of the PLTIP award vesting	Number of shares vesting[2]	Value of shares vesting[1]
Mark FitzPatrick	45.5 %	86,252	$1,025,895
James Turner	45.5 %	87,458	$1,040,240
Mike Wells	45.5 %	144,892	$1,723,369

Notes

1 The share price used to calculate the value of the PLTIP awards with performance periods which ended on 31 December 2022 and will vest in May 2023 for all Executive Directors, was the average share price for the three months up to 31 December 2022, being £9.62 converted at the exchange rate of 0.8088 USD.

2 The number of shares vesting includes accrued dividends. Shares vesting will be subject to a two-year holding period.

Long-term incentives awarded in 2022

2022 share-based long-term incentive awards

The table below shows the conditional awards of shares made to Executive Directors under the PLTIP in 2022 and the performance conditions attached to these awards.

Executive Director	Role	Number of shares subject to award	Face value of award: % of salary	Face value of award: (USD)†	Percentage of awards released for achieving threshold targets‡	End of performance period	Weighting of performance conditions: Group TSR	Weighting of performance conditions: RoEV	Weighting of performance conditions: Sustainability scorecard§
Mark FitzPatrick#	Interim Group Chief Executive	452,257	400%	6,072,775	20%	31 December 2024	50%	30%	20%
James Turner	Group Chief Financial Officer	182,217	250%	2,700,968	20%	31 December 2024	50%	30%	20%

† Awards for Executive Directors are calculated based on the average share price over the three dealing days prior to the grant date in April, being HKD 116.07/$14.82.

§ Each of the four measures within the sustainability scorecard has equal weighting. They are carbon reduction, GWS capital generation, diversity and conduct.

Mr FitzPatrick received an award as Group Chief Financial Officer and Chief Operating Officer in April 2022 of 182,131 shares. Given the length of Mr FitzPatrick's tenure as Interim Group Chief Executive, the Committee subsequently agreed that his 2022 PLTIP opportunity should be increased to align with that of the previous Group Chief Executive (i.e. 400 per cent of his Interim Group Chief Executive salary, inclusive of the monthly supplement). He therefore received an additional PLTIP award in May 2022 of 270,126 shares. The May 2022 grant was calculated based on the average share price over the three dealing days prior to the grant date, being HKD 97.78/$12.49.

The Committee will review awards on vesting to ensure that participants do not benefit from windfall gains. The Committee will consider Prudential's stretching performance targets, the share performance of Prudential and its peers, the prices of the indices on which Prudential is listed and any other factors deemed relevant when determining vesting.

Relative TSR

Under the Group TSR measure, 20 per cent of the award will vest for TSR at the median of the peer group, increasing to full vesting for performance within the upper quartile. The peer group for 2022 PLTIP awards remains unchanged from 2021 and is set out below:

AIA Group	Allianz	AXA	China Life
China Pacific Insurance (CPIC)	China Taiping Insurance	Great Eastern	Manulife Financial
New China Life Insurance (NCI)	Ping An Insurance	Sun Life Financial	Zurich Insurance Group

Return on Embedded Value Equity (RoEV)
Performance will be assessed on the average three-year Group RoEV relative to the 2022 to 2024 Board approved Plan. 20 per cent of the award will vest for achieving the threshold level of 8 per cent, increasing to full vesting for reaching the stretch level of at least 10.8 per cent.

Sustainability scorecard
For 2022, the sustainability scorecard was revised to ensure that reward remained aligned with the strategic priorities and capital allocation framework of the Group following the Jackson demerger. In particular:

- A new carbon reduction measure replaced ECap to reflect the Group's evolving ESG strategy and external commitments to reduce the carbon emissions of all shareholder and policyholder assets by 25 per cent by 2025; and
- GWS operating capital generation replaced the LCSM following the Hong Kong Group-wide Supervision framework becoming effective in May 2021.

Under the 2022 sustainability scorecard, performance will be assessed for each of the four measures at the end of the three-year performance period. Performance will be assessed on a sliding scale. Each of the measures has equal weighting and the 2022 measures are set out below:

Carbon reduction measure:	A reduction in weighted average carbon intensity (WACI) at the end of the performance period (31 December 2024) compared with the baseline as at 31 December 2019. Our carbon reduction objectives for the PLTIP are aligned with our published targets. Please see our ESG report for details of our carbon reduction target, our progress to date and the future actions that we plan in order to achieve our ambitions in this area, noting that future progress may not be linear.
Vesting basis:	Performance below threshold results in nil vesting, 20 per cent vesting for achieving threshold of at least 22.5 per cent reduction in WACI (ie 299), increasing to full vesting for performance above stretch level of at least 27.5 per cent reduction in WACI (ie 280). The 2019 baseline has been the subject of limited scope assurance by EY. Please see our ESG report for details.
Capital measure:	Cumulative three-year GWS operating capital generation relative to threshold.
Vesting basis:	Performance below threshold results in nil vesting, 20 per cent vesting for achieving threshold, increasing to full vesting for performance above stretch level. The threshold figure for this metric will be published in the Annual Report for the final year of the performance period.
Conduct measure:	Through strong risk management action, ensure there are no significant conduct/culture/governance issues that result in significant capital add-ons or material fines.
Vesting basis:	Performance below threshold results in nil vesting, 20 per cent vesting for partial achievement of the Group's expectations, increasing to full vesting for achieving the Group's expectations.
Diversity measure:	Percentage of the Executive Council and Leadership Team that are female at the end of 2024.
Vesting basis:	Performance below threshold results in nil vesting, 20 per cent vests for meeting the threshold of at least 34 per cent of our Executive Council and Leadership Team being female at the end of 2024, increasing to full vesting for reaching the stretch level of at least 38 per cent being female at that date.

Pay comparisons

Performance graph and table

The chart below illustrates the TSR performance of Prudential, the FTSE 100 (as the Company has a premium listing on the London Stock Exchange and is a constituent of the FTSE 100 index), and the peer group of international insurers used to benchmark the Company's performance for the purposes of the 2022 PLTIP awards. The chart illustrates the performance of a hypothetical investment of $100 in ordinary shares of Prudential plc over the 10-year period 1 January 2013 to 31 December 2022 compared to a similar investment in the FTSE 100 or an index of the Company's peers. Total shareholder return is based on Returns Index data calculated on a daily share price growth plus re-invested dividends (as measured at the ex-dividend dates).

Ten-year chart – Prudential TSR vs. FTSE 100 and peer group average – total return over 10-year period to December 2022

Ten-year TSR chart – Prudential TSR vs. FTSE 100 and peer group average


300
250
200
150
100
50
0
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
$181
$173
$172
Prudential
FTSE 100
Peer group

The information in the table below shows the total remuneration for the Group Chief Executive over the same period:

$000[1]	2013	2014	2015	2015	2016	2017	2018	2019	2020	2021	2022	2022
Group Chief Executive	T Thiam	T Thiam	T Thiam[2]	M Wells[2]	M Wells	M Wells	M Wells	M Wells	M Wells	M Wells	M Wells[3]	M FitzPatrick[3]
Salary, pension and benefits	2,201	2,406	938	3,048	3,029	2,415	2,423	2,122	2,126	2,249	663	1,476
Annual bonus payment	3,207	3,501	1,077	1,903	2,904	2,673	2,848	2,804	1,355	3,057	693	2,161
(As % of maximum)	(99.8%)	(100%)	(77.3%)	(99.7%)	(99.5%)	(94%)	(95%)	(96%)	(46.0%)	(96.7%)	(96%)	(98%)
LTIP vesting	8,167	16,233	5,174	6,564	4,016	5,955	4,837	2,746	4,286	1,052	1,723	1,026
(As % of maximum)	(100%)	(100%)	(100%)	(100%)	(70.8%)	(95.8%)	(62.5%)	(62.5%)	(68.8%)	(17.8%)	(45.5%)	(45.5%)
Other payments	–	–	–	–	–	–	–	–	–	–	–	–
Group Chief Executive 'single figure' of total remuneration[4]	13,575	22,140	7,189	11,515	9,950	11,042	10,109	7,671	7,768	6,358	3,079	4,663

Notes

1 All remuneration has been converted to USD using the average exchange rate for each respective financial year.

2 Tidjane Thiam left the Company on 31 May 2015. Mike Wells became Group Chief Executive on 1 June 2015. The figures shown for Mike Wells's remuneration in 2015 relate only to his service as Group Chief Executive.

3 Mike Wells left the Board on 31 March 2022. Mark FitzPatrick became Interim Group Chief Executive on 1 April 2022. The figures shown for Mark FitzPatrick's remuneration in 2022 relate only to his service as Interim Group Chief Executive.

4 Further detail on the 'single figure' is provided in the 'single figure' table for the relevant year. The figures provided reflect the value of vesting LTIP awards on the date of their release other than for 2022 (for which an estimate is used). For Mark FitzPatrick, the LTIP vesting for 2022 also includes performance periods in which he occupied the role of Group Chief Financial Officer and Chief Operating Officer.

Relative importance of spend on pay

The table below sets out the amounts payable in respect of 2021 and 2022 on all employee pay and dividends:

	2021	2022	Percentage change
All employee pay ($m)[1,2]	1,057	1,099	4%
Dividends including demerger dividend ($m)[3]	2,201	154	-93%
Dividends excluding demerger dividend ($m)[3]	466	154	-67%

Notes
1 All employee pay as taken from note B2.1 to the financial statements.
2 FY 2021 excludes Jackson costs.
3 Dividends taken from note B5 to the financial statements.

Percentage change in remuneration

The table below sets out how the change in remuneration for each Director between 2021 and 2022, between 2020 and 2021 and between 2019 and 2020 compared to a wider employee comparator group:

	Salary (% change)			Benefits (% change)			Bonus[10] (% change)		
	2021-22	2020-21	2019-20	2021-22	2020-21	2019-20	2021-22	2020-21	2019-20
Executive Directors[1]									
Mark FitzPatrick[1,2]	39%	3%	1%	31%	15%	26%	39%	46%	(27)%
James Turner[1,2]	12%	(0.5)%	10%	9%	30%	49%	8.5%	23%	(2)%
Mike Wells[2]	(74)%	(0.5)%	1%	(46)%	20%	35%	(77)%	110%	(52)%
Chair and Non-executive Directors									
Shriti Vadera[3]	2%	907%	–	35%	–	–	n/a	n/a	–
Jeremy Anderson[4]	3%	13%	–	n/a	n/a	n/a	n/a	n/a	n/a
Arijit Basu[5]	–	–	–	n/a	–	–	n/a	–	–
David Law[4]	2%	6%	1%	n/a	n/a	n/a	n/a	n/a	n/a
Ming Lu[9]	58%	–	–	n/a	n/a	–	n/a	n/a	–
Anthony Nightingale[6]	(59)%	0%	4%	n/a	n/a	n/a	n/a	n/a	n/a
Philip Remnant	0.7%	0%	1%	n/a	n/a	n/a	n/a	n/a	n/a
George Sartorel[7]	–	–	–	n/a	–	–	n/a	–	–
Alice Schroeder[8]	(58)%	24%	1%	n/a	n/a	n/a	n/a	n/a	n/a
Chua Sock Koong[9]	70%	–	–	n/a	n/a	–	n/a	n/a	–
Thomas Watjen[4]	(9)%	(4)%	10%	n/a	n/a	n/a	n/a	n/a	n/a
Jeanette Wong[9]	74%	–	–	n/a	–	–	n/a	–	–
Amy Yip	1%	0%	0%	n/a	n/a	n/a	n/a	n/a	n/a
Average pay for all UK-based employees	6.65%	3.05%	3.76%	(7.3)%	0.67%	(3.95)%	7.94%	5.76%	(7.27)%

Notes
1 The change in salaries for Executive Directors is calculated on a local currency basis. The change in benefits for Executive Directors is calculated in USD, as benefits values are denominated in a number of currencies. The change in bonus is calculated in USD. As 2021 benefits for James Turner have been restated, the 2020-21 change has been updated for his benefits.
2 Mike Wells left the Board on 31 March 2022. On 1 April 2022, Mark FitzPatrick was appointed Interim Group Chief Executive and James Turner was appointed Group Chief Financial Officer.
3 Shriti Vadera joined the Board and the Nominations Committee on 1 May 2020 and became Chair on 1 January 2021. The change in pay in 2020–21 reflects her pro-rated pay for 2020 as well as her change in role.
4 Fluctuations in pay are due to change in Committee memberships in 2022.
5 Arijit Basu joined the Board on 1 September 2022.
6 Anthony Nightingale retired from the Board on 26 May 2022.
7 George Sartorel joined the Board on 14 January 2022.
8 Alice Schroeder retired from the Board on 26 May 2022.
9 Chua Sock Koong, Ming Lu and Jeanette Wong joined the Board in 2021.
10 The change in bonus shows change in the value of the annual bonus and does not include the value of long-term incentive awards, in line with the reporting regulations.

The regulations prescribe that this comparison should include all employees of the parent company. The number of individuals employed by the parent company is insufficient to be the basis of a representative comparison. Therefore, the Committee decided to use all UK-based employees as the basis for this calculation. The average pay for all employees has been calculated on a full-time equivalent basis by reference to the total pay awarded to UK employees in 2022, 2021, 2020 and 2019. The salary increase includes uplifts made through the annual salary review, as well as any additional changes in the year; for example to reflect promotions or role changes. There has been no material change to the level of taxable benefit coverage received by employees.

Group Chief Executive pay compared with employee pay and Gender pay gap

As reported in the 2021 Directors' remuneration report, the UK headcount of Prudential Services Limited is below the 250-person threshold which triggers mandatory publication of the gender pay gap and the CEO pay ratio. Both the 2021 gender pay gap and the CEO pay ratio data were disclosed on a voluntary basis. After due consideration, we have decided that the UK gender pay gap and CEO pay ratio are not meaningful, given our relatively small employee headcount in the UK.

Consideration of workforce pay and approach to engagement

The Committee believes that the approach to executive remuneration is consistent with the pay, reward and progression policies for other employees within the Group. The base salary and total remuneration levels for the Executive Directors and other employees are competitively positioned within the relevant markets and reflect the operation of our remuneration structures which are effective in appropriately incentivising staff, having regard to our risk framework, risk appetites and to rewarding the 'how' as well as the 'what' of performance. During 2022, the Committee considered workforce remuneration and related policies in the businesses across the Group. Information presented to the Committee, by way of a dashboard, included how the Company's incentive arrangements are aligned with the culture and informed the Committee's decision-making on executive pay and policy. By way of example, employee salary increase budgets are considered as part of the year-end review of Executive Director compensation and salary increases.

As part of the Board's wider approach to employee engagement, which also included a Group-wide engagement survey, the Committee continues to take additional measures to explain how the remuneration of Executive Directors aligns with the wider Company pay policy. The Company operates a microsite on its intranet that outlines executive pay arrangements during the previous financial year and key areas of change for the year ahead. It explains to employees that total remuneration for Executive Directors is made up of a number of elements and is governed by both the Directors' remuneration policy and the Group's remuneration policy (which is also published on the Company's website) with the relevant links to these documents. Directors remuneration is considered appropriate compared to the wider workforce. In 2022, salary increase budgets for other employees across the Group's businesses were between 4.5 per cent and 5 per cent while Executive Directors received 3 per cent salary increases in January 2022. Employee engagement is led by the Responsibility & Sustainability Working Group. The Strategic Report section of this report describes how they discharged this responsibility during 2022.

The Celebration Award announced in 2021 of $1,000 of restricted shares made to our people around the world was released in October 2022. This one-off Award was to recognise the hard work and commitment demonstrated by our people and to give them a stake in the new chapter of the Company's development. The Group also operates a number of all-employee share plans, allowing our people to invest in the Company's shares. During 2022, these plans were available across the Group's footprint for the first time. Similar Syariah-complaint plans are available in our Syariah business. Through these plans, many of our employees are shareholders and can therefore vote on remuneration-related resolutions at AGMs.

As part of our continuing efforts to safeguard our employees' wellbeing, we held our second Group Wellness Day on 26 August 2022. All employees Group-wide were encouraged to take that extra day off to rest and recharge, spend time with family and friends as referred to in 'Reflecting stakeholders' 2022 experiences' section.

Chair and Non-executive Director remuneration in 2022

Chair fees

Shriti Vadera became the Chair of the Board on 1 January 2021. Her fee was revised on 1 July 2022 by 3 per cent, to £788,000 ($974,000), in line with the increase awarded to Executive Directors in January 2022.

Non-executive Directors' fees

The Non-executive Directors' fees are denominated in sterling. Fee levels were reviewed by the Board during 2022, and the basic fee was increased by 3 per cent effective from 1 July 2022. Increases in US dollar amounts reflect this increase, as well as changes in the exchange rate.

Annual fees	From 1 July 2021 ($)[2]	From 1 July 2021 (£)[2]	From 1 July 2022 ($)[2]	From 1 July 2022 (£)[2]
Basic fee	136,000	99,000	126,000	102,000
Additional fees:				
Audit Committee Chair	103,000	75,000	93,000	75,000
Audit Committee member	41,000	30,000	37,000	30,000
Remuneration Committee Chair	89,000	65,000	80,000	65,000
Remuneration Committee member	41,000	30,000	37,000	30,000
Risk Committee Chair	103,000	75,000	93,000	75,000
Risk Committee member	41,000	30,000	37,000	30,000
Nomination & Governance Committee Chair[1]	–	–		–
Nomination & Governance Committee member	21,000	15,000	19,000	15,000
Responsibility & Sustainability Working Group Chair	62,000	45,000	56,000	45,000
Responsibility & Sustainability Working Group member	30,000	22,000	27,000	22,000
Senior Independent Director	69,000	50,000	62,000	50,000

Notes

1 There is no fee paid for the role of Nomination & Governance Committee Chair.

2 Fees were denominated in sterling and were converted to USD using an exchange rate of 0.7269 for 2021 and 0.8088 for 2022.

If, in a particular year, the number of meetings is materially greater than usual, the Company may determine that the provision of additional fees is fair and reasonable.

The resulting fees paid to the Chair and Non-executive Directors are:

	2022 fees ($000)	2021 fees ($000)	2022 taxable benefits* ($000)	2021 taxable benefits* ($000)	Total 2022 remuneration: the 'single figure' ($000)†	Total 2022 remuneration: the 'single figure' in GBP (£000)‡	Total 2021 remuneration: the 'single figure' ($000)†	Total 2021 remuneration: the 'single figure' in GBP (£000)‡
Chair								
Shriti Vadera	**960**	1,052	**124**	102	**1,084**	**877**	1,154	839
Non-executive Directors								
Jeremy Anderson	**284**	306	**–**	–	**284**	**229**	306	222
Arijit Basu[4]	**63**	–	**–**	–	**63**	**51**	–	–
David Law	**291**	318	**–**	–	**291**	**236**	318	231
Ming Lu[1,6]	**180**	126	**–**	–	**180**	**146**	126	92
Anthony Nightingale[2]	**90**	246	**–**	–	**90**	**73**	246	179
Philip Remnant	**279**	308	**–**	–	**279**	**226**	308	224
George Sartorel[5]	**192**	–	**–**	–	**192**	**155**	–	–
Alice Schroeder[3]	**103**	270	**–**	–	**103**	**83**	270	197
Chua Sock Koong[1]	**212**	139	**–**	–	**212**	**172**	139	101
Thomas Watjen	**205**	250	**–**	–	**205**	**166**	250	182
Jeanette Wong[1]	**226**	144	**–**	–	**226**	**183**	144	105
Amy Yip	**161**	177	**–**	–	**161**	**131**	177	129
Total	**3,245**	3,336	**124**	102	**3,369**	**2,725**	3,438	2,501

* Benefits include the cost of providing the use of a car and driver and medical insurance.
† Each remuneration element is rounded to the nearest $1,000/£1,000 and totals are the sum of these rounded figures. The Chair and Non-executive Directors are not entitled to participate in annual bonus plans or long-term incentive plans.
‡ Total remuneration has been converted to US dollars using the exchange rate of 0.7269 for the 2021 single figure calculations and 0.8088 for the 2022 single figure calculations. As Non-executive Directors and the Chair don't receive variable remuneration components, the table above doesn't include a sum of total fixed and total variable remuneration.

Notes
1 Jeanette Wong, Chua Sock Koong and Ming Lu joined the Board on 12 May 2021.
2 Anthony Nightingale retired from the Board on 26 May 2022.
3 Alice Schroeder retired from the Board on 26 May 2022.
4 Arijit Basu joined the Board on 1 September 2022.
5 George Sartorel joined the Board on 14 January 2022.
6 Ming Lu donates his fee to Asia Art Archive, an independent non-profit organisation based in Hong Kong.

Statement of Directors' shareholdings

The interests of Directors in ordinary shares of the Company are set out below. 'Beneficial interest' includes shares owned outright, shares acquired under the Share Incentive Plan (SIP) and deferred annual incentive awards, detailed in the 'Supplementary information' section. It is only these shares that count towards the share ownership guidelines.

	1 January 2022 (or on date of appointment)	During 2022				31 December 2022 (or on 31 March 2022 for Mike Wells)			Share ownership guidelines	
	Total beneficial interest (number of shares)	**Number of shares acquired up to 31 March 2022**	**Number of shares held at 31 March 2022 by Mike Wells**	**Number of shares acquired between 1 April 2022 and 31 December 2022**	**Number of shares disposed of up to 31 December 2022 (or up to 31 March 2022 for Mike Wells)**	**Total beneficial interest*** (number of shares)	**Number of shares subject to performance conditions†**	**Total interest in shares**	**Share ownership guidelines‡** (% of salary/fee)	**Beneficial interest as a percentage of basic salary/basic fees§**
Chair										
Shriti Vadera	67,500			–	–	67,500	–	67,500	100%	84%
Executive Directors										
Mark FitzPatrick	228,600	48		79,918	–	308,566	763,861	1,072,427	250%	361%
James Turner	204,735	10,000		69,550	13,822	270,463	480,819	751,282	250%	306%
Mike Wells[1]	1,264,572	49	1,264,621			1,264,621	753,758	2,018,379	400%	1,910%
Non-executive Directors										
Jeremy Anderson	9,157			–	–	9,157	–	9,157	100%	86%
Arijit Basu[2]	–			–	–	–	–	–	100%	–
David Law	11,054			–	–	11,054	–	11,054	100%	104%
Ming Lu	7,000			–	–	7,000	–	7,000	100%	66%
Anthony Nightingale[3]	50,000			–	–	50,000	–	50,000	100%	472%
Philip Remnant	7,916			–	–	7,916	–	7,916	100%	75%
George Sartorel				–	–	–	–		100%	–
Alice Schroeder[3,4]	20,000			–	–	20,000	–	20,000	100%	189%
Chua Sock Koong	7,500			–	–	7,500	–	7,500	100%	71%
Thomas Watjen[5]	10,340			–	–	10,340	–	10,340	100%	98%
Jeanette Wong	–	9,600		–	–	9,600	–	9,600	100%	91%
Amy Yip	2,500	7,291		–	–	9,791	–	9,791	100%	92%

* Beneficial interests include shares held directly or indirectly by connected persons. There were no changes of Directors' interests in ordinary shares between 31 December 2022 and 7 March 2023 with the exception of any UK-based Executive Directors, due to their participation in the monthly Share Incentive Plan (SIP). Mark FitzPatrick acquired a further 29 shares in the SIP during this period.

† Further information on share awards subject to performance conditions are detailed in the 'share-based long-term incentive awards' part of the 'Supplementary information' section.

‡ Holding requirement of the Articles of Association (2,500 ordinary shares) must be obtained within one year of appointment to the Board. Executive Directors have five years to reach their guideline. Non-executive Directors have three years from their date of joining to reach the guideline.

§ Based on the average closing price for the six months to 31 December 2022 (£9.63).

The Company and its Directors, Chief Executives and shareholders have been granted a partial exemption from the disclosure requirements under Part XV of the Securities and Futures Ordinance (SFO). As a result of this exemption, Directors, Chief Executives and shareholders do not have an obligation under the SFO to notify the Company of shareholding interests, and the Company is not required to maintain a register of Directors' and Chief Executives' interests under section 352 of the SFO, nor a register of interests of substantial shareholders under section 336 of the SFO. The Company is, however, required to file with the Stock Exchange of Hong Kong Limited any disclosure of interests notified to it in the United Kingdom.

Notes

1 Mike Wells stepped down from the Board on 31 March 2022 and retired from the Company on 14 July 2022. For the 1 January 2022 figure, Mike Wells' beneficial interest in shares is made up of 297,320 ADRs (representing 594,640 ordinary shares) and 669,932 ordinary shares. For the 31 March 2022 figure, his beneficial interest in shares is made up of 297,320 ADRs (representing 594,640 ordinary shares) and 669,981 ordinary shares.

2 Arijit Basu was appointed to the Board on 1 September 2022.

3 Anthony Nightingale stepped down from the Board on 26 May 2022. Total interest in shares is shown at this date.

4 George Sartorel was appointed to the Board on 14 January 2022.

5 Alice Schroeder stepped down from the Board on 26 May 2022. Total interest in shares is shown at this date. For the 1 January 2022 figure, Alice Schroeder's beneficial interest in shares is made up of 10,000 ADRs (representing 20,000 ordinary shares). For the 26 May 2022 figure, the beneficial interest in shares is made up of 10,000 ADRs (representing 20,000 ordinary shares).

6 For the 1 January 2022 figure, Thomas Watjen's beneficial interest in shares is made up of 5,170 ADRs (representing 10,340 ordinary shares). For the 31 December 2022 figure, the beneficial interest in shares is made up of 5,170 ADRs (representing 10,340 ordinary shares).

The bar chart below illustrates the Executive Directors' shareholding as a percentage of base salary relative to the applicable share ownership guideline.


2,000%
1,750%
1,500%
1,250%
1,000%
750%
500%
250%
250%
361%
250%
306%
400%
1,910%
Mark FitzPatrick
James Turner
Mike Wells
Share ownership guidelines as % of salary
Beneficial interest as at 31 December 2022 (31 March for Mike Wells) as % of salary

Outstanding share options

The following table sets out the share options held by the Executive Directors in the UK Savings-Related Share Option Scheme (SAYE) as at the end of the period. No other directors participated in any other option scheme.

			Market price at 31 Dec 2022	Exercise period		Number of options						
	Date of grant	Exercise price (pence)	(pence)	Beginning	End	Beginning of period	Granted	Exercised	Cancelled	Forfeited	Lapsed	End of period
Mark FitzPatrick	21 Sep 17	1455	1127.50	01 Dec 22	31 May 23	2,061						2,061
Mike Wells[1]	22 Sep 20	964	1127.50	14 Jul 22	13 Jan 23	1,867						1,867

Notes

1 Mike Wells retired from the Company on 14 July 2022, and the beginning and end dates of the exercise period are based on his retirement date in line with the plan rules.
2 No gain was made by Directors in 2022 on the exercise of SAYE options.
3 No price was paid for the award of any option.
4 The highest and lowest closing share prices during 2022 were £13.37 and £7.98 respectively.
5 All exercise prices are shown to the nearest pence.

Directors' terms of employment

Details of the service contracts of each Executive Director are outlined in the table below. The Directors' remuneration policy contains further details of the terms included in Executive Director service contracts. As required by the Hong Kong Listing Rules, all service contracts in respect of the Executive Directors can be terminated by the Company by giving no more than 12 months' notice (or payment in lieu of such notice) and without compensation payments other than any termination payments required by law.

	Date of contract	Notice period to the Company	Notice period from the Company
Executive Directors			
Mark FitzPatrick	17 May 2017	12 months	12 months
Anil Wadhwani	25 February 2023	12 months	12 months

Letters of appointment of the Chair and Non-executive Directors

Details of Non-executive Directors' individual appointments are outlined below. The Directors' remuneration policy contains further details on their letters of appointment. The Chair and Non-executive Directors are not entitled to receive any payments for loss of office. As required by the Hong Kong Listing Rules, the appointment of the Chair and the Non-Executive Directors can be terminated by the Company by giving no more than six months' notice (12 months' notice for the Chair), or payment in lieu of such notice and without compensation payments other than any termination payments required by law.

Chair/Non-executive Director	Appointment by the Board	Notice period	Time on the Board at 2023 AGM
Chair			
Shriti Vadera (Chair from 1 January 2021)	1 May 2020	12 months	3 years
Non-executive Directors			
Philip Remnant	1 January 2013	6 months	10 years 4 months
Anthony Nightingale[1]	1 June 2013	6 months	n/a
Alice Schroeder[2]	10 June 2013	6 months	n/a
David Law	15 September 2015	6 months	7 years 8 months
Thomas Watjen	11 July 2017	6 months	5 years 10 months
Amy Yip	2 September 2019	6 months	3 years 8 months
Jeremy Anderson	1 January 2020	6 months	3 years 4 months
Ming Lu	12 May 2021	6 months	2 years
Chua Sock Koong	12 May 2021	6 months	2 years
Jeanette Wong	12 May 2021	6 months	2 years
George Sartorel	14 January 2022	6 months	1 year 3 months
Arijit Basu[3]	1 September 2022	6 months	8 months
Claudia Suessmuth Dyckerhoff	1 January 2023	6 months	4 months

Notes

1 Anthony Nightingale retired from the Board on 26 May 2022.
2 Alice Schroeder retired from the Board on 26 May 2022.

Recruitment arrangements

In making decisions about the remuneration arrangements for those joining the Board, the Committee worked within the Directors' remuneration policy approved by shareholders and was mindful of:

> The skills, knowledge and experience that each new Executive Director brought to the Board;
> The need to support the relocation of executives to enable them to assume their roles; and
> Its commitment to honour legacy arrangements.

Appointing high-calibre executives to the Board is necessary to ensure the Company is well positioned to develop and implement its strategy and deliver long-term value.

Anil Wadhwani

Anil Wadhwani took up the role of Chief Executive Officer on 25 February 2023. As set out in the 'Statement of implementation of remuneration policy in 2023' below, Mr Wadhwani was appointed on a salary of HK$12,281,000. He will receive pension benefits at 13 per cent of salary, in line with the employer pension contribution available to the wider workforce, plus contributions into the Hong Kong Mandatory Provident Fund. For 2023, he will have a maximum bonus opportunity of 200 per cent of salary under the AIP. Forty per cent of any bonus will be deferred for three years in line with the Directors' remuneration policy. Long-term incentive awards, granted under the PLTIP, will have a face value on grant of 400 per cent of base salary. He will be subject to the shareholding guidelines of 400 per cent of salary and will have five years from the date of his appointment to build this level of ownership. Incentive opportunities are unchanged compared to that of the previous Chief Executive Officer.

Any awards and payments from his previous employer, Manulife, that Mr Wadhwani has forfeited as a consequence of joining Prudential will be replaced on a like-for-like basis, with replacement awards and payments released in accordance with the original vesting time frame attached to the forfeited awards and payments. The performance shares and restricted shares together with share options will be bought out using share options over nominal-cost Prudential shares. The buy-out will make use of Listing Rule 9.4.2. In addition, performance shares will remain subject to the original Manulife performance conditions and only the "in the money" element of the options will be bought out. Full details of the replacement awards will be disclosed at the time the awards are made and in the 2023 Directors' remuneration report. Mr Wadhwani also received compensation equal to salary, pension and housing benefits forfeited during the period between the end of his employment with Manulife and commencement of his employment with the Group and reimbursement of the cost to him of buying out his notice period with his current employer in order to facilitate his move to Prudential.

Payments to past Directors and payments for loss of office

There were no payments to Directors for loss of office in 2022.

Mike Wells's leaving arrangements

Following the announcement of his retirement on 10 February 2022, Mr Wells stepped down from the Board on 31 March 2022. Mr Wells remained employed by the Group until 14 July 2022, receiving his salary and certain benefits (including pension benefits) until that date. The value of the salary and benefits for the period between 1 April 2022 and the end of his employment is USD 767,000 (rounded to the nearest thousand dollars). His 2022 bonus opportunity was pro-rated for the period worked in 2022. 60 per cent of this award will be paid in cash in the usual way, and 40 per cent will be deferred for three years (to be released in the Spring of 2026). The award will be subject to malus and clawback provisions.

Mr Wells's outstanding deferred bonus awards will be released on the original timetable, subject to malus and clawback provisions. Outstanding long-term incentive awards will be pro-rated to the end of his employment and will vest in line with the original vesting dates, subject to satisfaction of the performance conditions as well as malus and clawback provisions. Awards will continue to accumulate dividend equivalents, and will be subject to a two-year holding period. No long-term incentive award was made in 2022.

Mr Wells's outstanding options under the Prudential Savings Related Share Option Scheme and outstanding shares held under the Prudential Share Incentive Plan will be treated as a 'good leaver' in accordance with the applicable HMRC-approved rules.

Mr Wells will be subject to the share ownership guideline (400 per cent of his salary on the date he left the Board) for a period of two years after stepping down from the Board. During this period, he will be required to obtain clearance to deal in the Company's shares. A capped contribution was made towards legal fees incurred in respect of his retirement agreement, and Mr Wells will receive a capped contribution of up to £1,600 per year towards the costs of filing UK tax returns for periods for which he has Prudential employment income taxable in the UK. Mr Wells is not eligible for any payments for loss of office.

Arrangements for James Turner

Given the Company's exclusive focus on Asia and Africa and reflecting practice among Asian listed organisations not to have Chief Financial Officers as Board members or Executive Directors, James Turner, Group Chief Financial Officer, stepped down from the Board with effect from 1 January 2023. He remains Group Chief Financial Officer and a member of the Group Executive Committee, and will be a standing attendee at future Board meetings.

Mr Turner's remuneration arrangements in respect of his departure from the Board were determined by the Committee in line with the Policy. Salary, pension and benefits will continue to be paid to Mr Turner as he remains a member of the Group Executive Committee. Mr Turner was eligible for a 2022 bonus as he remained an Executive Director for the full 2022 performance year. This award has been determined on performance achieved, as detailed earlier in the report. 60 per cent of this award will be paid in cash in the usual way, and 40 per cent will be deferred for three years (to be released in the Spring of 2026). The award will be subject to malus and clawback provisions.

Outstanding deferred bonus awards will be released on the original timetable. They remain subject to malus and clawback provisions and will continue to accumulate dividends until they are released.

Outstanding long-term incentive awards will vest in line with the original vesting dates, subject to the satisfaction of the original performance conditions. These awards will also continue to accumulate dividend equivalents until they are released and will remain subject to the original malus and clawback provisions and a two-year holding period following the end of the three-year performance period.

Mr Turner is required to hold the lower of his actual shareholding following his stepping down from the Board on 31 December 2022 and his current share ownership guideline of 250 per cent of salary for a period of two years. Thereafter, the Company's shareholding guidelines that apply to members of the Group Executive Committee will apply to him. Mr Turner will continue to be required to obtain clearance to deal in the Company's shares.

Arrangements for Mark FitzPatrick

Mark FitzPatrick stepped down as Interim Group Chief Executive and as a Board member on 24 February 2023 but will continue to assist with specific projects until 30 June 2023. Mr FitzPatrick is entitled to 12 months' notice commencing on the date he stepped down from the Board.

Remuneration arrangements in respect of Mr FitzPatrick's departure from the Board have been determined by the Group Remuneration Committee in line with the Directors' remuneration policy approved by shareholders at the 2020 AGM. Mr FitzPatrick will not receive any loss of office payments in respect of his service as Executive Director.

Salary, pension and benefits

Salary, pension and certain benefits will continue to be paid until the end of his notice period on 24 February 2024 (subject to adjustment in the event that Mr FitzPatrick commences alternative employment before 24 February 2024). The monthly pensionable cash supplement relating to the role of Interim Group Chief Executive ceased when Mr FitzPatrick stepped down from the Board.

Incentives

Mr FitzPatrick is eligible for an annual bonus under the Directors' Remuneration Policy, which will be pro-rated for the period served as Interim Group Chief Executive (1 January to 24 February 2023). Payment will be subject to achievement against the performance metrics as set out in the 'Statement of implementation of remuneration policy in 2023' section, with any pay-out determined in the normal manner and at the normal time based on performance achieved in 2023. 40 per cent of any annual bonus earned will be deferred for three years (released in spring 2027), in line with normal practice. This award will be subject to malus and clawback provisions.

Outstanding deferred bonus awards will be released on the original timetable. They remain subject to malus and clawback provisions and will continue to accumulate dividends until they are released.

Outstanding long-term incentive awards will vest in line with the original vesting dates, subject to the satisfaction of the performance conditions. The 2021 and 2022 PLTIP awards will be pro-rated to the end of Mr FitzPatrick's employment. These awards remain subject to malus and clawback provisions, and will continue to accumulate dividend equivalents until they are released. The awards will remain subject to a two-year holding period following the end of their respective performance periods. No long-term incentive award will be made in 2023 or any subsequent year.

Legal fees of up to £10,000 may be paid on Mr FitzPatrick's behalf.

Any outstanding options under the Prudential Savings Related Share Option Scheme and any outstanding shares held under the Prudential Share Incentive Plan will be treated in accordance with the applicable plan rules.

In line with the Directors' remuneration policy approved by shareholders at the 2020 AGM, Mr FitzPatrick is required to hold the lower of his current share ownership guideline of 250 per cent of salary and his actual shareholding when he steps down from the Board on 24 February 2023 for a period of two years from the date on which he stepped down from the Board. Mr FitzPatrick will continue to be required to obtain clearance to deal in the Company's shares during this period.

Other Directors

A de minimis threshold of £10,000 has been set by the Committee; any payments or benefits provided to a past Director above this amount will be reported.

Statement of voting at general meeting

The Directors' remuneration policy was approved by shareholders at the 2020 Annual General Meeting. At the 2022 Annual General Meeting, shareholders were asked to vote on the 2021 Directors' remuneration report. Each of these resolutions received a significant vote in favour by shareholders and the Committee is grateful for this support and endorsement by our shareholders. The votes received were:

Resolution	Votes for	% of votes cast	Votes against	% of votes cast	Total votes cast	Votes withheld
To approve the Directors' remuneration policy (2020 AGM)	1,930,172,979	95.84	83,796,656	4.16	2,013,969,635	1,043,445
To approve the Directors' remuneration report (2022 AGM)	2,015,901,709	93.09	149,605,401	6.91	2,165,507,110	55,524,844

Statement of implementation of remuneration policy in 2023

Base salary

Executive Directors' remuneration packages were reviewed in 2022, with changes effective from 1 January 2023. When the Committee made these decisions, it considered the salary increases awarded to other employees in 2022 and the expected increases in 2023. The external market reference points used to provide context to the Committee were based on data for 2023 TSR Peer group, Asia-focused Insurers and Asia Financial Services Firms.

After due deliberation, the Committee considered there should be a 3 per cent salary increase to Mr FitzPatrick for 2023 which is less than the average 6 per cent salary increase received by the wider Prudential workforce. On this basis, 2023 will be the eleventh consecutive year in which the increases generally offered to executives have been below or close to the bottom of the range of salary increases budgeted for the broader workforce.

The annual salaries effective for 2023 are set out below:

- Mark FitzPatrick: £847,000 effective 1 January 2023, plus a monthly pensionable cash supplement of £30,167 in the period he served as Interim Group Chief Executive; and
- Anil Wadhwani: HK$12,281,000 effective 25 February 2023.

2023 pension entitlements

The Executive Directors' pension benefits will remain aligned to the workforce rate currently considered to be 13 per cent of salary. In addition, statutory contributions will continue to be made into mandatory pension arrangements in the country in which the Executive Directors are based, in line with the local requirements.

Annual bonus

Award levels

As Interim Group Chief Executive, Mark FitzPatrick will continue to be eligible for a maximum bonus opportunity of 200 per cent of salary (plus the cash supplement for the period it was payable), pro-rated for the period served as an Executive Director from 1 January to 24 February 2023. Anil Wadhwani will be eligible for a maximum bonus opportunity of 200 per cent of salary as Chief Executive Officer. This will be pro-rated for the period worked since 25 February 2023.

Performance conditions

For 2023, the AIP for the Chief Executive Officer role will be based 80 per cent on financial measures and 20 per cent on personal objectives. The financial AIP measures and weightings will change to align with those adopted for the Asia business, increasing the focus on new business profit. The resulting 2023 financial AIP measures and weightings are as follows:

- Group EEV new business profit – 55 per cent;
- Group adjusted operating profit – 20 per cent;
- Group operating free surplus generated – 15 per cent; and
- Group Holding Company cash flow – 10 per cent.

The Committee reserves the right to vary 2023 AIP targets to ensure that they remain fair and stretching as the consequences of the re-opening of the border between the Chinese Mainland and Hong Kong become apparent.

2023 share-based long-term incentive awards

Award levels

Anil Wadhwani will be eligible to receive 2023 PLTIP awards of 400 per cent.

Performance conditions

Performance conditions for 2023 PLTIP awards have been revised to ensure that they remain aligned with the strategic priorities and in particular the Group's exclusive focus on Asia and Africa. The weighting of the Return on Embedded Value (RoEV) measure, which reflects the efficiency with which the Group deploys shareholder equity to generate operating returns, will increase to 40 per cent (from 30 per cent) and the weighting of the scorecard (to be renamed the 'business integrity scorecard'), which comprises metrics whose purpose is to ensure that reward remains aligned with the strategic priorities and capital allocation framework of the Group, will increase to 25 per cent (from 20 per cent). In line with the Group-wide Supervision Framework and regulatory expectations, Group Internal Economic Capital Assessment ('GIECA'), an additional capital measure, will be introduced into the business integrity scorecard for 2023 with a weighting of 5 per cent. No other changes are proposed to the business integrity scorecard. Relative TSR will determine the vesting of the remaining 35 per cent of 2023 PLTIP awards (50 per cent for 2022 awards), providing alignment with the emphasis placed on this metric by many Asian and UK companies.

The weighting of measures for the 2023 PLTIP awards for all Executive Directors will therefore be as follows:

- Relative TSR (35 per cent of award);
- A return on embedded value measure (40 per cent of award); and
- Business integrity scorecard of strategic measures (25 per cent of award).

Relative TSR

Under the Group TSR measure, 20 per cent of the award will vest for TSR at the median of the peer group, increasing to full vesting for performance within the upper quartile. TSR is measured on a local currency basis since this has the benefit of simplicity and directness of comparison.

The TSR peer group has been revised from 2022 to further reflect the Group's strategic focus and is set out below:

AIA Group	China Life Insurance	China Pacific Insurance Company	China Taiping Insurance
DBS Group	Great Eastern	Hang Seng Bank	Manulife Financial
MetLife	New China Life	Ping An Insurance	Standard Chartered

Return on Embedded Value

20 per cent of the award will vest for achieving the threshold level of performance of 9.2 per cent, increasing to full vesting for reaching the stretch level of at least 12.5 per cent. RoEV will be calculated as the total EEV operating profit as a percentage of the average EEV basis shareholders' equity. RoEV will be assessed at the Group level.

Business integrity scorecard

Under the 2023 business integrity scorecard, performance will be assessed for each of the five measures at the end of the three-year performance period. Performance will be assessed on a sliding scale. Each of the measures has equal weighting and the 2023 measures are set out below:

Carbon reduction measure:	Weighted average carbon intensity (WACI) indicator at the end of the performance period (31 December 2025) compared with the baseline number as at 31 December 2019. Our carbon reduction objectives for the PLTIP are aligned with our published targets. Please see our ESG report for details of our carbon reduction target, our progress to date and the future actions that we plan in order to achieve our ambitions in this area, noting that future progress may not be linear.
Vesting basis:	Performance below threshold results in nil vesting, 20 per cent vesting for achieving threshold of at least 25 per cent reduction in WACI (ie WACI of 290), increasing to full vesting for performance above stretch level of at least 35 per cent reduction in WACI (ie WACI of 251). The baseline and target WACI have been externally validated.
GWS capital measure:	Cumulative three-year GWS operating capital generation relative to threshold.
Vesting basis:	Performance below threshold results in nil vesting, 20 per cent vesting for achieving threshold, increasing to full vesting for performance above stretch level. The threshold figure for this metric will be published in the Annual Report for the final year of the performance period.
GIECA measure:	The incorporation of a Group Internal Economic Capital Assessment ('GIECA') metric into the remuneration process will ensure adherence to the GWS guidelines on GIECA use and an alignment with management's desire to fully embed the use of GIECA across the Group.
Vesting basis:	Performance below threshold results in nil vesting, 20 per cent vesting for achieving threshold, increasing to full vesting for performance above stretch level. The threshold figure for this metric will be published in the Annual Report for the final year of the performance period.

Conduct measure:	Through strong risk management action, ensure there are no significant conduct/culture/governance issues that result in significant capital add-ons or material fines.
Vesting basis:	Performance below threshold results in nil vesting, 20 per cent vesting for partial achievement of the Group's expectations, increasing to full vesting for achieving the Group's expectations.
Diversity measure:	Percentage of the Core Group of leaders that are female at the end of 2025. The Core Group of leaders, replacing the Executive Council and Leadership team, is defined as individuals who occupy a value-creator role across the organisation and/or individuals who have demonstrated future potential and succession to a value-creator role.
Vesting basis:	Performance below threshold results in nil vesting, 20 per cent vests for meeting the threshold of at least 35 per cent of our Core Group of leaders being female at the end of 2025, increasing to full vesting for reaching the stretch level of at least 40 per cent being female at that date.

Chair and Non-executive Directors

Fees for the Chair and Non-executive Directors were reviewed in 2022 with changes effective from 1 July 2022, as set out under the 'Chairman and Non-executive Director remuneration in 2022' section. The next regular fee level review will be conducted in 2023.

Chua Sock Koong
Chair of the Remuneration Committee

15 March 2023

New Directors' remuneration policy

This section sets out the revised Directors' remuneration policy ('Policy') which will be put forward to shareholders for a binding vote at the 2023 AGM on 25 May 2023. If approved, this Policy will apply immediately for three years following the AGM. This Policy has evolved from the current Policy which was approved at the AGM held on 14 May 2020 and has applied from that date.

As discussed in the Annual statement from the Chair of the Remuneration Committee (the 'Committee'), the current Policy has operated as intended. Full details of the existing Policy can be found on pages 174 to 191 of the 2019 Annual Report or on our website at www.prudentialplc.com/~/media/Files/P/Prudential-V13/policies-and-statements/directors-remuneration-policy-2020-1.pdf

During 2022, the Committee reviewed the Policy, taking into account the Group's strategic shift to focus exclusively on Asia and Africa, the views of our shareholders, the UK Corporate Governance Code, market practice and the broader regulatory and competitive environment. It also considered workforce remuneration and related policies in the businesses across the Group, including how the Company's incentive arrangements are aligned with our footprint in Asia . Input was sought from the management team, while ensuring that conflicts of interest were suitably mitigated. The Committee is entirely made up of independent Non-executive Directors and no-one is present when their own remuneration is being discussed by the Committee. Advice is sought from the Group Risk Committee on risk management considerations to be applied in respect of executive remuneration, in line with the broader Group Risk Framework.

In reviewing the Policy, alternative remuneration structures were considered. Following careful consideration and discussion with our major investors, the Committee has decided to retain a typical UK-listed incentive structure but introduce some changes to the Policy to equip the Group to recruit and retain critical executive talent in our key markets.

Changes from 2020 Policy

The proposed Policy generally reflects that approved by shareholders in May 2020. However, the Committee felt that it was important to make certain changes to specific components in order to align reward with the strategic priorities of the Group and, in particular, its exclusive focus on Asia and Africa. The principal differences are set out below.

- Deferral of the Annual Incentive Plan ('AIP') in cash rather than shares once the Executive Director's Share Ownership Guideline is achieved;
- In respect of the Prudential Long Term Incentive Plan ('PLTIP') performance measures, reduce the relative weighting of the Total Shareholder Return ('TSR') performance measure from 50 per cent to 35 per cent and increase the weighting of Return on Embedded Value ('RoEV') to 40 per cent (from 30 per cent) and business integrity scorecard to 25 per cent (from 20 per cent). Full details of the relative TSR, RoEV and business integrity scorecard target ranges to be attached to 2023 PLTIP awards are disclosed prospectively in the 2022 Directors' remuneration report.
- The sections dealing with malus and clawback and the treatment of Executive Directors leaving Prudential have been updated to reflect the terms of the 2023 Prudential Long Term Incentive Plan, which is being submitted to shareholders at the 2023 AGM for approval.

Fixed pay Policy for Executive Directors

Component and purpose	Operation	Opportunity
Base salary Paying salaries at a competitive level enables the Company to recruit and retain key Executive Directors.	Prudential's Policy is to offer Executive Directors base salaries that are competitive within their local market. The Committee usually reviews salaries annually with changes normally effective from 1 January. In determining base salary for each Executive Director, the Committee considers factors such as: > Salary increases for other employees across the Group; > The performance and experience of the Executive Directors; > The size and scope of the role; > Group financial performance; > Internal relativities; and > External factors such as economic conditions and market data, taking into account the geographies and markets in which the Company operates.	Annual salary increases for Executive Directors will normally be in line with the increases for other employees unless there is a change in role or responsibility.
Benefits Provided to Executive Directors to assist them in carrying out their duties efficiently. Relocation and location-specific benefits allow Prudential to attract high calibre Executive Directors in the international talent market and to deploy them appropriately within the Group.	Prudential's Policy is for the Committee to have the discretion to offer Executive Directors benefits which reflect their individual circumstances and are competitive within their local market, including but not limited to : > Health and wellness benefits; > Protection and security benefits; > Transport benefits; > Family and education benefits; > All employee share plans and savings plans; > Relocation and location-specific benefits; and > Reimbursed business expenses (including any tax liability) incurred when travelling overseas in performance of duties.	The maximum paid will be the cost to the Company of providing these benefits. The cost of these benefits may vary from year to year but the Committee is mindful of achieving the best value from providers.

Component and purpose	Operation	Opportunity
Provision for an income in retirement Pension benefits provide Executive Directors with opportunities to save for an income in retirement.	Prudential's Policy is to offer Executive Directors a pension provision that is competitive and appropriate in the context of pension benefits for the wider workforce. Executive Directors have the option to: > Receive payments into a defined contribution scheme; and/or > Take a cash supplement in lieu of contributions. In addition, Executive Directors may receive statutory contributions to mandatory pension arrangements in the country in which they are based in line with local requirements.	Executive Directors, either externally recruited or promoted from within the Company, will be entitled to receive pension contributions or a cash supplement (or a combination of the two) in line with the workforce rate, currently considered to be 13 per cent of base salary. In addition, statutory contributions will be made to mandatory pension arrangements in the country in which the Executive Directors are based, in line with the local requirements.

Annual bonus Policy for Executive Directors

Annual bonus

Payments under the Annual Incentive Plan (AIP) incentivise the delivery of stretching financial, functional and/or personal objectives which are drawn from the annual business plan measured over a period not exceeding one financial year.

Operation	Currently Executive Directors participate in the AIP. The AIP payments for Executive Directors are subject to the achievement of financial, functional and/or personal objectives except in the case of buy-out awards on recruitment – see the 'Approach to recruitment remuneration' section.
Form and timing of payment	Executive Directors are currently required to defer 40 per cent of their bonus for three years into Prudential shares, with the remaining proportion of their bonus paid in cash following the end of the performance year. For bonus awards made in respect of the 2023 performance year onwards, 40 per cent of their bonus will be deferred in cash for three years provided that the Executive Director's share ownership guideline is met. Deferred awards will be made in shares if the Executive Director's share ownership guideline has not yet been achieved. The Committee retains discretion to vary the proportion of the bonus to be deferred and the length of the deferral period. The release of deferred bonus awards is not subject to any further performance conditions. Deferred bonus awards in shares carry the right to accumulate an amount to reflect the dividends payable in respect of the shares that vest during the deferral period. These dividend equivalents will normally be settled in shares, but there is the flexibility to deliver them in cash. The amount of the dividend equivalent payment may assume the re-investment of the relevant dividends in shares. The Committee has the authority to apply clawback and/or a malus adjustment to all, or a portion of, the cash and deferred award elements of the bonus. More details about clawback and malus are set out below. See the Policy on corporate transactions section for details of the Committee's powers in the case of corporate transactions.
Determining annual bonus awards	In assessing financial performance, the Committee determines the AIP award for each Executive Director with reference to the performance achieved against approved performance ranges. In assessing performance, the Committee will take into account the personal performance of the Executive Director and the Group's risk framework and appetite, as well as other relevant factors. To assist them in their assessment the Committee considers advice from the Group Risk Committee on adherence to the Group's risk framework and appetite and to all relevant conduct standards. The Committee may adjust the formulaic outcome based on the performance targets to reflect the underlying performance of the Company by applying discretion within the limits of the Policy. The Committee will disclose in the relevant Directors' Remuneration Report where discretion is used.

Opportunity	The maximum AIP opportunity is up to 200 per cent of salary for Executive Directors. Annual awards are disclosed in the relevant Annual report on remuneration.
Performance measures	The Committee has the discretion, for each Executive Director, to determine the specific performance conditions attached to each AIP cycle and to set annual targets for these measures with reference to the business plans approved by the Board. The financial measures used for the AIP will typically include profit and cash flow targets and payments depend on the achievement of minimum capital thresholds and operation within the Board approved risk framework and appetite. For the measures to be used in 2023, please refer to the Annual report on remuneration. No bonus is payable under the AIP for performance at or below the threshold level, increasing to 100 per cent for achieving or exceeding the maximum level. The weightings of the performance measures for 2023 for the Group Chief Executive are 80 per cent Group financial measures and 20 per cent personal measures. The Committee retains the discretion to adjust and/or set different performance measures and/or targets if events occur (such as a change in strategy, a material acquisition and/or divestment of a Group business, a change in share capital of the Company, a change in the capital framework, or the requirements of the Company's regulators or a change in prevailing market conditions) which cause the Committee to determine that the measures and/or targets are no longer appropriate and that amendment is required so that they achieve their original purpose (or comply with such regulatory requirements).
Amendments	The Committee may make amendments to the rules of the deferred bonus plan which it considers appropriate (such as amendments which benefit the administration of the plan) but it will not make any amendments which are incompatible with the approved Directors' remuneration Policy.
Committee discretions	In determining awards under the AIP, the Committee retains the discretion to adjust the formulaic outcome against any or all measures if it considers that the outcome does not reflect the underlying financial or non-financial performance of the participant or any member of the Group over the performance period and/or there exists any other reason why an adjustment is appropriate, taking into account such factors as the Committee considers relevant.

Long-term incentive Policy for Executive Directors

Prudential Long Term Incentive Plan (PLTIP)

The Prudential Long Term Incentive Plan is designed to incentivise the delivery of:

- Longer-term business plans;
- Sustainable long-term returns for shareholders; and
- Group strategic priorities, such as disciplined risk and capital management.

Opportunity	The value of shares awarded under the PLTIP (in respect of any given financial year) may not exceed 550 per cent of the Executive Director's annual basic salary. Awards made in a particular year are usually significantly below this limit. On recruitment, any buy out awards will not count towards this limit provided that they replace forgone awards on a like for like basis – see further details in the 'Approach to recruitment remuneration' section. It is proposed that the Group Chief Executive receives a PLTIP award of 400 per cent of salary in 2023. The Committee would consult with major shareholders before making any increase to current award levels. Award levels are disclosed in the relevant Annual report on remuneration.
Operation	Currently Executive Directors participate in the PLTIP. Prudential's Policy is that Executive Directors may receive long-term incentive awards with full vesting only achieved if the Company meets stretching performance targets except in the case of buyout awards on recruitment – see the 'Approach to recruitment remuneration' section.
Granting awards	Under the PLTIP the shares which are awarded will ordinarily vest to the extent that performance conditions have been met. If performance conditions are not achieved at the end of the three-year performance period, the unvested portion of any award lapses and performance cannot be retested.

Holding period	Awards made under this Policy are normally subject to a holding period which ends on the fifth anniversary of the award (unless the Committee so determines, in exceptional circumstances, such as an Executive Director passing away). If the Committee so determines, the Company may sell such number of shares as is required to satisfy any tax liability that arises on vesting and the balance of shares will be subject to the holding period.
Determining the release of the award	The Committee has the authority to apply clawback and/or a malus adjustment to all, or a portion of, a PLTIP award. More details about clawback and malus are set out below. Awards will normally carry the right to accumulate an amount to reflect the dividends payable on the shares that vest during the period between the awards being granted and the award vesting (or, if a holding period applies, the period between the awards being granted and the award being released). Dividend equivalents will normally be settled in shares, but there is the flexibility to deliver them in cash. The amount of the dividend equivalent payment may assume the re-investment of the relevant dividends in shares.
Performance measures	The performance conditions attached to 2023 PLTIP awards for Executive Directors are: > Relative TSR (35 per cent of award); > A Return on Embedded Value measure (40 per cent of award); and > Business integrity scorecard (previously known as the 'sustainability scorecard') measures (25 per cent of award). Using a Return on Embedded Value metric alongside TSR and a business integrity scorecard will ensure that the full value of long-term incentive awards is attained only where capital is effectively created and deployed in a way which creates shareholder returns superior to those delivered by peers while business integrity expectations are met. The Committee may decide to attach different performance conditions and/or change the conditions' weighting for future PLTIP awards. The performance conditions attached to each award will be disclosed in the relevant Annual report on remuneration. Relative TSR is measured over three years. 20 per cent of this portion of each award will vest for achieving the threshold level of median, increasing to full vesting for meeting the stretch level of upper quartile. For awards made in 2023, TSR is measured against a peer group of international insurers similar to Prudential in size, geographic footprint and products. The peer group for each award is disclosed in the relevant Annual report on remuneration. Average over a three-year period of Return on Embedded Value, defined as Operating return on average EEV shareholders' equity, calculated as EEV operating profit net of non-controlling interests divided by average EEV shareholders' equity, is assessed at Group level. Threshold and maximum achievement levels will be set at the beginning of the performance periods in line with the three-year business plan. 20 per cent of this portion of the award will vest for achieving threshold performance increasing to full vesting for meeting stretch targets. Performance against the measures in the business integrity scorecard is assessed at the end of the three-year performance period. For the 2023 awards these measures will be equally weighted. 20 per cent of this portion of the award will vest for achieving threshold performance increasing to full vesting for meeting stretch targets. The scorecard measures for each award are disclosed in the relevant Annual report on remuneration for the year of grant. The Committee also considers advice from the Group Risk Committee on whether results were achieved within the Group's and businesses' risk framework and appetite and to all relevant conduct standards.

Committee discretions

For any awards made under the PLTIP to vest, the Committee must be satisfied that the quality of the Company's underlying financial performance justifies the level of reward delivered at the end of the performance period. The Committee receives data about factors such as risk management and the cost of capital to support their decision. The Committee has the discretion to alter or disapply the holding period if it believes that it is appropriate. See the Policy on corporate transactions section for details of the Committee's powers in the case of corporate transactions.

The Committee retains the ability to amend the performance conditions and/or targets attached to an award and/or set different performance measures (or to revise the weighting of measures) which apply to new or outstanding long-term incentive awards if anything happens which causes the Committee to consider it appropriate, provided the Committee considers that the amended condition will not be materially more or less challenging to satisfy than the original condition in the circumstances.

The Committee may consider exercising its discretion in circumstances such as a change in strategy, a material acquisition and/or divestment of a Group business or a change in the share capital of the Company, a change in the requirements of the Company's regulators or a change in prevailing market conditions. The Committee would seek to consult with major shareholders before revising performance conditions on outstanding awards under the PLTIP.

It is the intention of the Committee that PLTIP awards should normally reflect the outcomes of performance measures set. However, the Committee may, in its discretion, adjust (including by reducing to nil) the formulaic outcome under the PLTIP if it considers that:

(i) the extent to which any performance condition has been met does not reflect the underlying financial or non-financial performance of the participant or any member of the Group over the performance period; or

(ii) there exists any other reason why an adjustment is appropriate, taking into account such factors as the Committee considers relevant, including the context of circumstances that were unexpected or unforeseen at the date of grant.

Amendments

The Committee may make amendments to the rules of the Plan which are minor and benefit the administration of the Plan, which take account of any changes in legislation, and/or which obtain or maintain favourable tax, exchange control or regulatory treatment. Otherwise, no amendments may be made to certain key provisions of the PLTIP to the advantage of participants without prior shareholder approval.

Share ownership guidelines for Executive Directors

It is imperative that the Company's remuneration arrangements align the interests of Executive Directors and other shareholders. Share ownership guidelines reinforce this alignment.

In-employment guidelines

Under the Articles of Association, Executive Directors are required to hold at least 2,500 shares and have one year, from their date of appointment to the Board, to acquire these.

The share ownership guidelines for the Group Chief Executive during their employment is 400 per cent of salary.

Executive Directors normally have five years from the later of the date of their appointment or promotion, or the date of an increase in these guidelines, to build this level of ownership. Shares earned and deferred under the AIP are included in calculating the Executive Director's shareholding for these purposes (on a net of tax basis), as are shares held by members of an Executive Director's household. Unvested share awards under long-term incentive plans are not included but vested share awards under long-term incentive plans which are subject to a post-vesting holding period are included (on a net of tax basis, where the shares have not yet been delivered to the Executive Director).

Progress against the share ownership guidelines is detailed in the Statement of Directors' shareholdings section of the Annual report on remuneration.

Should an Executive Director not meet the share ownership guidelines, the Committee retains the discretion to determine how this should be addressed, taking account of all the prevailing circumstances. In the absence of mitigating circumstances, if an Executive Director fails to comply with the share ownership guideline in the required timeframe and has not (in the opinion of the Committee) taken reasonable steps to achieve compliance, despite encouragement to do so, then the Committee may take steps including preventing the individual from selling shares or mandating the use of any cash bonuses to buy Prudential plc shares.

Post Directorship guidelines

When an Executive Director leaves the Board, they will be required to hold the lower of their actual shareholding on the date of them stepping down from the Board and their in-employment share ownership guideline for a period of two years.

The Committee has the discretion to disapply or reduce this requirement in extenuating circumstances, for example if the Executive Director takes up a role with a Regulator or for compassionate reasons (such as genuine financial hardship or on death).

This obligation will be implemented by requiring Executive Directors leaving the Board to obtain clearance to deal in the Company's shares during the two years during which this post Directorship share ownership guideline applies in the same way as they must during the time on the Board.

Malus and clawback Policy

As detailed in the Policy table, the Committee may apply clawback and/or a malus adjustment to variable pay in certain circumstances as set out below. The Committee can delay the release of awards pending the completion of an investigation which could lead to the application of malus or clawback. The Committee may also introduce additional malus and/or clawback provisions where required to do so by regulatory requirements applicable to it.

	Circumstances when the Committee may exercise its discretion to apply malus or clawback to an award
Malus (applies in respect of any annual bonus or long-term incentive award) Allows deferred cash awards and unvested shares awarded under deferred bonus and LTIP plans to be forfeited or reduced in certain circumstances.	Malus may be applied where there are exceptional circumstances, such as: > a material misstatement in the published results of any member of the Group, for any period during or after the performance period (or if no performance periods are applicable, the vesting period); > an error in the assessment of any applicable performance conditions, the determination of the relevant bonus or the number of shares subject to an award (or where such assessment was based on inaccurate or misleading information); > gross misconduct; > a breach by the Executive Director of any restrictive covenants or other similar undertakings; > where the Executive Director has caused a material financial loss for the Group as a result of (i) reckless, negligent or wilful actions or omissions; or (ii) inappropriate values or behaviour; > where a member of the Group is censured by a regulatory body or suffers significant reputational damage; and > insolvency or corporate failure.
Clawback Allows cash and share awards, including shares subject to the holding period, to be recovered before or after release in certain circumstances.	Clawback may be applied where there are exceptional circumstances, such as the circumstances listed above: > For the PLTIP, at any time before the fifth anniversary of the award date, and > For the AIP, at any time before the fifth anniversary of the end of the bonus performance period.

Notes to the remuneration Policy table for Executive Directors

Committee's judgement

The Committee is required to make judgements when assessing Company and individual performance under the Directors' remuneration Policy. In addition, the Committee has discretions under the Company's share plans, for example, determining if a leaver should retain their unvested awards (and if so, the basis on which they are retained) and whether to apply malus or clawback to an award. Exercise of such discretion during the year will be reported and explained in the next Annual report on remuneration.

The Committee may approve payments or awards in excess of, in a different form to, or calculated or delivered other than as described above, where the Committee considers such changes necessary or appropriate in light of regulatory requirements. If these changes are considered by the Committee to be material, the Company will seek to consult with its major shareholders.

Determining the performance measures
The Committee selected the performance measures that currently apply to variable pay plans on the following basis:

AIP
The performance measures are selected to incentivise the delivery of the Group's business plan, specifically to ensure that financial objectives are delivered while maintaining adequate levels of capital. Executive Directors are also rewarded for the achievement of functional and/or personal objectives. These objectives include the Executive Director's contribution to Group strategy as a member of the Board and achievement of the Group's strategic priorities.

PLTIP
Awards made under the PLTIP in 2023 are subject to the achievement of Return on Embedded Value, relative TSR and a business integrity scorecard:

- Return on Embedded Value was selected as a performance measure for the PLTIP because it is a familiar measure for investors, is comparable across the market and also aligns performance incentives to the generation of long-term shareholder value.
- Relative TSR was selected as a performance measure because it focuses on the value delivered to shareholders – aligning the long-term interests of shareholders with those of Executive Directors .
- A business integrity scorecard was selected to ensure an alignment with the Group's strategic objectives, which are approved by the Board each year, and to reflect Prudential's cultural values.

The Committee may decide to attach different performance conditions and/or change the conditions' weighting for future PLTIP awards.

Setting the performance ranges for financial targets
Where variable pay has performance conditions based on business plan measures (for example the financial metrics of the AIP and the Return on Embedded Value element of the PLTIP) the performance ranges are set by the Committee prior to, or at the beginning of, the performance period. Performance is based on the annual and longer-term plans approved by the Board. These reflect the long-term ambitions of the Group and its businesses, in the context of anticipated market conditions.

For market-based performance conditions (eg relative TSR) the Committee requires that performance is in the upper quartile, relative to Prudential's peer group, for awards to vest in full.

Targets used to determine annual bonus outcomes will be disclosed in the Directors' remuneration report for the year for which the bonus is paid.

Wherever possible, the targets attached to long-term incentive awards will be disclosed prospectively at the time of the award. Where long-term incentive targets are commercially sensitive, they will be published in the Annual Report for the final year of the performance period.

Key differences between Directors' remuneration and the remuneration of the wider workforce
Across the Group, remuneration is reviewed regularly with the intention that all employees are paid appropriately in the context of their local market and given their individual skills, experience and performance. The Committee regularly receives information on workforce remuneration and related policies and takes this into account when determining Executive Director remuneration; for example it considers salary increase budgets for the workforce when determining the salaries of Executive Directors.

The remuneration principles that apply to Executive Directors are cascaded to employees as appropriate. Employees are regularly provided with an explanation of how decisions on executive pay are made and how they reflect the wider Company remuneration Policy.

Legacy payments
The Committee reserves the right to make any remuneration payments and/or payments for loss of office (including exercising any discretions available to it in connection with such payments) notwithstanding that they are not in line with the Policy set out above where the terms of the payment were agreed (i) before 15 May 2014 (the date the Company's first shareholder-approved Directors' remuneration Policy came into effect); (ii) before this Policy came into effect, provided that the terms of the payment were consistent with the shareholder-approved Directors' remuneration Policy in force at the time they were agreed; or (iii) at a time when the relevant individual was not a Director of the Company and, in the opinion of the Committee, the payment was not in consideration for the individual becoming or having been a Director of the Company. For these purposes 'payments' includes the Committee satisfying awards of variable remuneration and, in relation to an award over shares, the terms of the payment are 'agreed' at the time the award is granted.

Currency and references to 'shares'
In this Policy, references to shares may include share awards settled in shares listed on any of the stock exchanges where the Company has a listing. Remuneration may be denominated and paid in any currency the Committee determines.

Scenarios of total remuneration

The chart below provides an illustration of the future total remuneration for the Executive Director in respect of his remuneration opportunity for 2023. Four scenarios of potential outcome are provided based on underlying assumptions shown in the notes to the chart.

The Committee is satisfied that the maximum potential remuneration of the Executive Director is appropriate. Prudential's Policy is to offer Executive Directors remuneration which reflects the performance and experience of the Executive Director, internal relativities and Group financial and non-financial performance. In order for the maximum total remuneration to be payable:

- Financial performance must exceed the Group's stretching business plan;
- Relative TSR must be at or above the upper quartile relative to the peer group;
- The business integrity scorecard, aligned to the Group's strategic priorities, must be fully satisfied;
- Functional and personal performance objectives must be fully met; and
- Performance must be achieved within the Group's risk framework and appetite.

The fourth scenario below illustrates the maximum potential remuneration (shown in the third scenario) on the assumption that the Company's share price grows by 50 per cent over three years.


Scenario Chart – Anil Wadhwani
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
2,518
7,580
11,928
15,065
Minimum
In line with expectations
Maximum
Share price growth
Fixed
Short-term incentives
Long-term incentives

Notes

The scenarios in the chart above have been calculated on the following assumptions:

	Minimum	In line with expectations	Maximum	Share price growth
Fixed pay	> Base salary at 1 January 2023. > Pension allowance for the year has been calculated at 13% of salary in line with this Policy. > Estimated value of benefits based on average amounts paid in 2022.			
Annual bonus	No bonus paid.	> 50% of maximum AIP.	> 100% of maximum AIP.	
Long-term incentives (excludes dividends)	No PLTIP vesting.	> Vesting of 60% of award under PLTIP (midway between threshold and maximum).	> Vesting of 100% of award under PLTIP.	> Vesting of 100% of award under PLTIP; plus > Share price growth of 50 per cent over three years.

Approach to recruitment remuneration

The table below outlines the approach that Prudential will take when recruiting a new Executive Director. This approach would also apply to internal promotions.

The approach to recruiting a Non-executive Director or a Chair is outlined in the 'Recruitment of a new Chair or Non-executive Director' section .

Element	Principles	Potential variations
Base pay	The salary for a new Executive Director will be set using the approach set out in the fixed pay Policy table.	
Benefits and pension	The benefits for a new Executive Director will be consistent with those outlined in the fixed pay Policy table.	
Variable remuneration opportunity	The variable remuneration opportunities for a new Executive Director would be consistent with the limits and structures outlined in the variable pay Policy table.	
Awards and contractual rights forfeited when leaving previous employer	On joining the Board from within the Group, the Committee may allow an Executive Director to retain any outstanding deferred bonus and/or long-term incentive awards and/or other contractual arrangements that they held on their appointment. These awards (which may have been made under plans not listed in this Policy) would usually remain subject to the original rules, performance conditions and vesting schedule applied to them when they were awarded. If an externally-appointed Executive Director forfeits one or more bonuses (including outstanding deferred bonuses) on leaving a previous employer, these payments or awards may be replaced in either cash, Prudential shares or options over Prudential shares with an award of an equivalent value. Replacement awards will normally be released on the same schedule as the foregone bonuses. If an externally-appointed Executive Director forfeits one or more long-term incentive awards on leaving a previous employer, these may be replaced with Prudential awards with an equivalent value. Replacement awards will generally be made under the terms of a long-term incentive plan approved by shareholders, and vest on the same schedule as the foregone awards. Where foregone awards were subject to performance conditions, performance conditions will normally be applied to awards replacing foregone long-term incentive awards; these will usually be the same as those applied to the long-term incentive awards made to Prudential Executive Directors in the year in which the forfeited award was made. Where foregone awards were not subject to performance conditions, performance conditions will not normally be applied to awards replacing them. If an externally-appointed Executive Director incurs costs in connection with joining Prudential (such as buying out their notice period with a previous employer at the Company's request), the Executive Director may be reimbursed for these costs .	The Committee may consider compensating a newly-appointed Executive Director for other relevant contractual rights forfeited when leaving their previous employer and/or remuneration foregone as a result of leaving their previous employer. The use of Listing Rule 9.4.2 may be used to facilitate the recruitment of an Executive Director. The Committee does not anticipate using this rule on a routine basis but reserves the right to do so in an exceptional circumstance. For example, this rule may be required if, for any reason, like-for-like replacement awards on recruitment could not be made under existing plans. This provision would only be used to compensate for remuneration forfeited or foregone on leaving a previous employer.

Policy on payment on loss of office

Element	Principles	Potential variations
Notice periods	The Company's Policy is that Executive Directors' service contracts will not require the Company to give an Executive Director more than 12 months' notice without prior shareholder approval. A shorter notice period may be offered where this is in line with market practice in an executive's location. Contracts for new Executive Directors may be offered with a six-month notice period. The Company is required to give to, and to receive from, each of the current Executive Directors 12 months' notice of termination. An Executive Director whose contract is terminated would be entitled to salary and benefits in respect of their notice period. The payment of the salary and benefits would either be phased over the notice period or, alternatively, a payment in lieu of notice may be made. In agreeing the terms of departure for any Executive Director, other than on death or disablement, the Company will have regard to the need to mitigate the costs for the Company, which would normally be reduced or cease if departing Executive Directors secure alternative paid employment during the notice period.	If an Executive Director is dismissed for cause their contract would be terminated with immediate effect and they would not receive any payments in relation to their notice period. Should an Executive Director die, their estate would not be entitled to receive payments and benefits in respect of their notice period – provisions are made under the Company's life assurance scheme to provide for this circumstance. Should an Executive Director step down from the Board but remain employed by the Group, they would not receive any payment in lieu of notice in respect of their service as a Director.
Outstanding deferred bonus awards	The treatment of outstanding deferred bonuses will be decided by the Committee taking into account the circumstances of the departure including the performance of the Executive Director. Deferred bonus awards are normally retained by participants leaving the Company. Awards will usually vest on the original timetable and will not normally be released early on termination. Prior to release, awards remain subject to the malus terms originally applied to them. The clawback provisions will continue to apply.	Any Executive Director dismissed for cause would forfeit all outstanding deferred bonus awards. Should an Executive Director die, outstanding deferred bonus awards will be released as soon as possible after the date of death. On ill-health and in other exceptional circumstances, the Committee has discretion to accelerate the vesting of any outstanding deferred bonus awards. Should an Executive Director step down from the Board but remain employed by the Group, they would retain any outstanding deferred bonus awards. These awards would remain subject to the original rules and vesting schedule applied to them when they were awarded.

Element	Principles	Potential variations
Unvested long-term incentive awards	The treatment of unvested long-term incentives will be decided by the Committee taking into account the circumstances of the departure including the performance of the Executive Directors. Where an Executive Director is determined to be a good leaver, unvested long-term incentive awards will normally subsist. These awards will ordinarily be pro-rated, unless the Committee determines otherwise to reflect the proportion of the performance period that has elapsed, and will vest on the original timescale. Awards will remain subject to the original performance conditions assessed over the entire performance period, unless the Committee decides to assess the performance conditions over a shorter period. Good leavers are defined as injury or disability, retirement with the approval of the employing company, the employing company ceasing to be a member of the Group, the business in which the individual is employed being transferred to a transferee that is not a member of the Group, or any other circumstances at the discretion of the Committee. Individuals who die in service will also be treated as good leavers. Where an individual is not determined to be a good leaver, unvested long-term incentive awards will lapse on cessation of employment. Prior to release, awards remain subject to the malus and clawback terms and holding periods originally applied to them.	Any Executive Director dismissed for cause would forfeit all unvested long-term incentive awards. If the Committee has judged that the departing Executive Director should retain their unvested long-term incentive awards with the expectation that: (i) the Executive Director is retiring from their professional executive career; and/or (ii) the Executive Director will not be seeking to secure alternative employment with another organisation of comparable size as the Company or that is within the financial services sector the Committee retains the power to lapse all unvested long-term incentive awards should the Committee deem that the Executive Director has secured similar paid executive employment elsewhere. On death, disablement and in other exceptional circumstances, the Committee has discretion to release unvested long-term incentive awards earlier than the end of the vesting period. The malus and clawback provisions will continue to apply. Should an Executive Director step down from the Board but remain employed by the Group, an Executive Director would retain any outstanding long-term incentive awards which they held on their change of role. These awards would remain subject to the original rules, performance conditions and vesting schedule.
Vested long-term incentive awards, subject to the holding period	The treatment of vested long-term incentives will be decided by the Committee taking into account the circumstances of the departure. Executive Directors will normally retain their vested long-term incentive awards that remain subject to the holding period. Normally these awards will be released in accordance with the original timescale and will remain subject to the holding period. Prior to release, awards remain subject to the malus and clawback terms originally applied to them.	On death, disablement and in other exceptional circumstances, the Committee has discretion to release vested long-term incentive awards earlier than the end of the holding period. The malus and clawback provisions will continue to apply. Should an Executive Director step down from the Board but remain employed by the Group, they would retain any vested long-term incentive awards that remain subject to the holding period. These awards would remain subject to the original rules and release schedule applied to them when they were awarded (ie the holding period will continue to apply).

Policy on payment on loss of office continued

Element	Principles	Potential variations
Bonus for final year of service	The payment of a bonus for the final year of service will be decided by the Committee giving full consideration to the circumstances of the departure including the performance of the Executive Director. The Committee may award a departing Executive Director a bonus which will usually be pro-rated to reflect the portion of the final financial year in which they served which had elapsed on the last day that they worked. Any such bonus would normally be calculated with reference to financial, functional and/or personal performance measures in the usual way. The normal portion of any such bonus awarded would usually be deferred.	Any Executive Director dismissed for cause would not be eligible for any bonus that has not been paid. Should an Executive Director die whilst serving as an employee a time pro-rated bonus may be awarded. In such circumstances, deferral will not be applied and the payment will be made solely in cash. The Committee may decide to award an Executive Director stepping down from the Board but remaining with the Group a bonus pro-rated to reflect the portion of the financial year which had elapsed on the date of their change of role. This would be calculated with reference to financial, functional and/or personal performance measures in the usual way. The Committee may determine that a portion of such a bonus must be deferred.
Other payments	Consistent with other employees, Executive Directors may receive payments to compensate them for the loss of employment rights on termination. Payments may include: > A nominal amount for agreeing to non-solicitation and confidentiality clauses; > Directors and Officers insurance cover for a specified period following the Executive Director's termination date; > Payment for outplacement services; > Statutory redundancy payments (where applicable); > Reimbursement of legal fees; > Support with preparation of tax returns; and > Repatriation assistance. The Committee reserves the right to make additional exit payments where such payments are made in good faith: > In discharge of an existing legal obligation (or by way of damages for breach of such an obligation); or > By way of settlement or compromise of any claim arising in connection with the termination of a Director's office or employment.	
Post Directorship guidelines	> When an Executive Director leaves the Board they will be subject to post-Director Share ownership guidelines. > Further details are included in the section on 'Share ownership guidelines for Executive Directors'.	

Policy on corporate transactions

	Treatment
Deferred Annual Incentive Plan Awards	In the event of a corporate transaction (eg takeover, material merger, or demerger, winding up etc), the Committee will determine whether awards will: > Vest; and/or > Continue in accordance with the rules of the plan; and/or > Lapse and, in exchange, the participant will be granted an award under any other share or cash incentive plan which the Committee considers to be broadly equivalent to the award.
Prudential Long Term Incentive Plan	In the case of a corporate transaction (eg takeover, material merger, or demerger, winding up etc), the Committee will determine whether awards will: > Be exchanged for replacement awards (either in cash or shares) of equal value unless the Committee and successor company agree that the original award will continue; or > Vest (to the extent determined by the Committee). Where awards vest, the Committee will have regard to (i) the performance of the Company, (ii) unless the Committee determines otherwise, the proportion of the performance period that has elapsed and (iii) any other matter that the Committee considers relevant or appropriate. Vested awards will normally be released from any relevant holding period.

Service contracts
Executive Directors' service contracts provide details of the broad types of remuneration to which they are entitled, and about the kinds of plans in which they may be invited to participate. The service contracts offer no certainty as to the value of performance-related reward and confirm that any variable payment will be at the discretion of the Company.

Copies of the service contract between the Prudential Group and the Executive Directors are available for inspection at Prudential's registered office during normal hours of business and will also be available at any General Meeting of the Company. Details of the duration of the Executive Directors' service contracts are set out in the 'Directors' terms of employment and external appointments' section of the Annual report on remuneration.

Statement of consideration of conditions elsewhere in the Company
Across the Group, remuneration is reviewed regularly with the intention that all employees are paid appropriately in the context of their local market and given their individual skills, experience and performance. Each businesses salary increase budget is set with reference to local market conditions. The Committee considers salary increase budgets across the workforce when determining the salaries of Executive Directors.

Prudential does not specifically consult with employees when setting the Directors' remuneration Policy: Prudential is a global organisation with employees and agents in multiple businesses and geographies. The Board has mechanisms for engagement by Non-executive Directors to gather employees' views on a range of topics and for these views to be represented to the Board. As many employees are also shareholders, they are able to participate in binding votes on the Directors' remuneration Policy and annual advisory votes on the Annual report on remuneration.

Statement of consideration of shareholder views
The Committee and the Company undertake regular consultation with key institutional investors on the Directors' remuneration Policy and its implementation. This engagement is led by the Committee Chair and is an integral part of the Company's investor relations programme. The Committee is grateful to shareholders for the feedback that is provided and takes this into account when determining executive remuneration.

Remuneration Policy for Non-executive Directors and the Chair

	Fees	Benefits	Share Ownership Guidelines
Non-executive Directors	All Non-executive Directors receive a basic fee for their duties as a Board member. Additional fees are paid for added responsibilities such as Chairship and membership of committees, acting as the Senior Independent Director or carrying out any other role determined by the Board from time to time. Fees are paid to Non-executive Directors, subject to the appropriate deductions. Fees may be denominated and paid in any currency as the Committee determines. The basic and additional fees are usually reviewed annually by the Board with any changes normally effective from 1 July. In determining the level of fees, the Board considers: > The time commitment and other requirements of the role; > Group financial performance; > Salary increases for all employees; and > Market data. If, in a particular year, the number of meetings and/or time commitment is materially greater than usual, the Company may determine that the provision of additional fees in respect of that year is fair and reasonable. Should a new committee or working group be formed, or the remit of an existing committee be materially expanded, or a new Non-executive Director role established, the new or additional fees paid for acting as the chair or a member of the committee will be commensurate with the new or additional responsibilities and time commitment involved. Non-executive Directors are not eligible to participate in annual bonus plans or long-term incentive plans.	Non-executive Directors do not currently receive benefits or a pension allowance or participate in the Group's employee pension schemes. Travel and business expenses for Non-executive Directors are incurred in the normal course of business, for example, in relation to attendance at Board and Committee meetings. The costs associated with these are all met by the Company, including any tax liabilities arising on these business expenses. If as a consequence of the Company's corporate structure, Non-executive Directors are required to prepare personal tax returns in Hong Kong and/or the UK, in addition to preparing their personal tax returns for the jurisdiction which is their place of residence, the Company will reimburse the costs of personal tax return preparation for whichever locations are not their place of residence (including payment of any tax cost associated with the provision of the benefit).	Under the Articles of Association, Non-executive Directors are required to hold at least 2,500 shares and have one year, from their date of appointment to the Board, to acquire these. It is further expected that Non-executive Directors will hold shares with a value equivalent to one times the annual basic fee (excluding additional fees for Chairship and membership of any committees). Non-executive Directors will normally be expected to attain this level of share ownership within three years of their date of appointment.

	Fees	Benefits	Share Ownership Guidelines
Chair	The Chair receives an annual fee for the performance of their role. This fee is agreed by the Committee and is paid to the Chair in cash, subject to the appropriate deductions. On appointment, the fee may be fixed for a specified period of time. Following the fixed period (if applicable) this fee will normally be reviewed annually. Changes in the fee are usually effective from 1 July. The fee may be denominated and paid in any currency the Committee determines. In determining the level of the fee for the Chair the Committee considers: > The time commitment and other requirements of the role; > The performance and experience of the Chair; > Internal relativities; > Company financial performance; and > Market data. The Chair is not eligible to participate in annual bonus plans or long-term incentive plans.	The Chair may be offered benefits including: > Health and wellness benefits; > Protection and security benefits; > Transport benefits; > Reimbursement of business expenses (and any associated tax liabilities) incurred when travelling overseas in performance of duties; and > Relocation and location-specific benefits (where appropriate). If as a consequence of the Company's corporate structure, the Chair is required to prepare personal tax returns in Hong Kong and/or the UK, in addition to preparing their personal tax return for the jurisdiction which is their place of residence, the Company will reimburse the costs of personal tax return preparation for whichever locations are not their place of residence (including payment of any tax cost associated with the provision of the benefit). The maximum paid will be the cost to the Company of providing these benefits. The Chair is not eligible to receive a pension allowance or to participate in the Group's employee pension schemes.	Under the Articles of Association, the Chair is required to hold at least 2,500 shares and has one year, from their date of appointment to the Board, to acquire these. The Chair has a share ownership guideline. This is currently one times the annual fee and it is normally expected that this level of share ownership would be attained within five years of the date of appointment.

Recruitment of a new Chair or Non-executive Director
The fees for a new Non-executive Director will be consistent with the current basic fee paid to other Non-executive Directors (as set out in the Annual report on remuneration for that year) and will be reflective of their additional responsibilities as chair and/or members of Board committees and any additional roles.

The fee for a new Chair will be set with reference to the time commitment and other requirements of the role, the experience of the candidate, as well as internal relativities among the other Executive and Non-executive Directors. To provide context for this decision, data would be sought for suitable market reference point(s).

Notice periods – Non-executive Directors and Chair
Non-executive Directors are appointed pursuant to letters of appointment with notice periods of six months without liability for compensation. A contractual notice period of 12 months by either party applies for the current Non-executive Chair. The notice period for a new Chair may be set at six months. The Chair and Non-executive Directors would not be entitled to any payments for loss of office. Details of the individual appointments of the Chair and Non-executive Directors are set out in the 'Letters of appointment of the Chair and Non-executive Directors' section of the Annual report on remuneration.

For information on the terms of appointment for the Chair and Non-executive Directors please see the Governance report.

Directors' outstanding long-term incentive awards and other share awards

The table below sets out Executive Directors' PLTIP awards. The Company operates a number of share schemes and plans which are described in more detail in note I(vii) of the 'Additional Financial Information' section.

Share-based long-term incentive awards

	Plan name	Year of award	Conditional share awards outstanding at 1 Jan 2022 and at 31 March 2022[2]	Conditional awards in 2022	Market price at date of award	Dividend equivalents on vested shares[1]	Rights exercised in 2022	Rights lapsed in 2022	Conditional share awards outstanding on date of retirement[2]	Rights lapsed in 2022 following retirement	Conditional share awards outstanding at 31 December 2022	Date of end of performance period
			(Number of shares)	(Number of shares)	(pence)	(Number of shares released)			(Number of shares)		(Number of shares)	
Mark FitzPatrick												
	PLTIP	2019	147,235		1605.5	1,680	26,134	121,101				31 Dec 21
	PLTIP	2020	180,972		1049.5						180,972	31 Dec 22
	PLTIP	2021	130,467		1495.5						130,467	31 Dec 23
	PLTIP	2022		182,131	1133.5						182,131	31 Dec 24
	PLTIP	2022		270,126	1030.0						270,126	31 Dec 24
			458,674	**452,257**		**1,680**	**26,134**	**121,101**			**763,696**	
James Turner												
	PLTIP	2019	123,600		1605.5	1,410	21,939	101,661				31 Dec 21
	PLTIP	2020	183,500		1049.5						183,500	31 Dec 22
	PLTIP	2021	114,934		1495.5						114,934	31 Dec 23
	PLTIP	2022		182,217	1133.5						182,217	31 Dec 24
			422,034	**182,217**		**1,410**	**21,939**	**101,661**			**480,651**	
Mike Wells[2]												
	PLTIP	2019	356,155		1605.5	4,066	63,218	292,937				31 Dec 21
	PLTIP	2020	437,762		1049.5				437,762	133,955	303,807	31 Dec 22
	PLTIP	2021	315,596		1495.5				315,596	201,666	113,930	31 Dec 23
			1,109,513			**4,066**	**63,218**	**292,937**	**753,358**	**335,621**	**417,737**	

Notes

1. A dividend equivalent was accumulated on these awards.
2. Mike Wells stepped down from his role as Group Chief Executive on 1 April 2022 and retired from the Company on 14 July 2022.

Other share awards

The table below sets out Executive Directors' deferred bonus share awards.

	Year of grant	Conditional share awards outstanding at 1 Jan 2022 (Number of shares)	Conditionally awarded in 2022[3] (Number of shares)	Dividends accumulated in 2022[1] (Number of shares)	Shares released in 2022 (Number of shares)	Conditional share awards outstanding on date of retirement[2] (Number of shares)	Dividends accumulated in 2022 post 31 March 2022[1] (Number of shares)	Conditional share awards outstanding at 31 December 2022 (Number of shares)	Date of end of restricted period	Date of release	Market price at date of award (pence)	Market price at date of vesting or release (pence)
Mark FitzPatrick												
Deferred 2018 annual incentive award	2019	40,926			40,926				31 Dec 21		1605.5	1129.5
Deferred 2019 annual incentive award	2020	51,973		830				52,803	31 Dec 22		1047	
Deferred 2020 annual incentive award	2021	25,459		406				25,865	31 Dec 23		1495.5	
Deferred 2021 annual incentive award	2022		47,926	765				48,691	31 Dec 24		1133.5	
		118,358	**47,926**	**2,001**	**40,926**			**127,359**				
James Turner												
Deferred 2018 annual incentive award	2019	26,166			26,166				31 Dec 21		1605.5	1129.5
Deferred 2019 annual incentive award	2020	44,883		717				45,600	31 Dec 22		1047	
Deferred 2020 annual incentive award	2021	25,789		411				26,200	31 Dec 23		1495.5	
Deferred 2021 annual incentive award	2022		43,622	696				44,318	31 Dec 24		1133.5	
		96,838	**43,622**	**1,824**	**26,166**			**116,118**				
Mike Wells[2]												
Deferred 2018 annual incentive award	2019	70,354			70,354	70,354			31 Dec 21		1605.5	
Deferred 2019 annual incentive award	2020	89,269				89,269	1,426	90,695	31 Dec 22		1047	
Deferred 2020 annual incentive award	2021	29,089				29,089	464	29,553	31 Dec 23		1495.5	
Deferred 2021 annual incentive award	2022		78,771				1,259	80,030	31 Dec 24		1133.5	
		188,712	**78,771**		**70,354**	**188,712**	**3,149**	**200,278**				

Note

1. A dividend equivalent was accumulated on these awards.
2. Mike Wells stepped down from his role as Group Chief Executive on 1 April 2022 and subsequently retired from the business on 14 July 2022.
3. For Mike Wells, the 2022 award was granted after he stepped down from his role as Group Chief Executive on 1 April 2022 in respect of the deferred portion of his 2021 AIP.

All-employee share plans

It is important that all employees are offered the opportunity to own shares in Prudential, connecting them both to the success of the Company and to the interests of other shareholders. Executive Directors are invited to participate in these plans on the same basis as other staff in their location.

Save As You Earn (SAYE) schemes

UK-based Executive Directors are normally eligible to participate in the HM Revenue and Customs (HMRC) approved Prudential Savings-Related Share Option Scheme. This scheme allows all eligible employees to save towards the exercise of options over Prudential plc shares with the option price set at the beginning of the savings period at a discount of up to 20 per cent of the market price.

Since 2014, participants have been able to elect to enter into savings contracts of up to £500 per month for a period of three or five years. At the end of this term, participants may exercise their options within six months and purchase shares. If an option is not exercised within six months, participants are entitled to a refund of their cash savings plus interest if applicable under the rules. Shares are issued to satisfy those options which are exercised. No options may be granted under the schemes if the grant would cause the number of shares which have been issued, or which remain issuable pursuant to options granted in the preceding 10 years under the scheme and any other option schemes operated by the Company, or which have been issued under any other share incentive scheme of the Company, to exceed 10 per cent of the Company's ordinary share capital at the proposed date of grant.

Details of Executive Directors' rights under the SAYE scheme are set out in the 'Outstanding share options' table.

Share Incentive Plan (SIP)

UK-based Executive Directors are also eligible to participate in the Company's Share Incentive Plan (SIP). Since April 2014, all UK-based employees have been able to purchase Prudential plc shares up to a value of £150 per month from their gross salary (partnership shares) through the SIP. For every four partnership shares bought, an additional matching share is awarded which is purchased by Prudential plc on the open market. Dividend shares accumulate while the employee participates in the plan. If the employee withdraws from the plan, or leaves the Group, matching shares may be forfeited.

The table below provides information about shares purchased under the SIP together with matching shares and dividend shares.

	Year of initial participation	Share Incentive Plan awards held in Trust at 1 Jan 2022 (Number of shares)	Partnership shares accumulated in 2022 (Number of shares)	Matching shares accumulated in 2022 (Number of shares)	Dividend shares accumulated in 2022 (Number of shares)	Share Incentive Plan awards held in Trust at 31 December 2022 (Number of shares)
Mark FitzPatrick	2017	731	176	44	11	962
James Turner	2011	856	–	–	12	868

	Year of initial participation	Share Incentive Plan awards held in Trust at 1 Jan 2022 (Number of shares)	Partnership shares accumulated up to 31 March 2022 (Number of shares)	Partnership shares accumulated between 1 April 2022 and date of retirement (Number of shares)	Matching shares accumulated up to 31 March 2022 (Number of shares)	Matching shares accumulated between 1 April 2022 and date of retirement (Number of shares)	Dividend shares accumulated between 1 April 2022 and or date of retirement (Number of shares)	Share Incentive Plan awards held in Trust at date of retirement (Number of shares)
Mike Wells[1]	2015	1,088	39	59	10	14	10	1,220

Note

1. Outstanding awards for Mike Wells are as stated at 31 March 2022 and as at date of retirement.

This information has been prepared in line with the reporting requirements of the Hong Kong Stock Exchange and sets out Executive Directors' outstanding share awards and all employee share plan options.

Dilution

Dilution Releases from the Prudential Long Term Incentive Plan and the Prudential Agency Long Term Incentive Plan are satisfied using new issue shares rather than by purchasing shares in the open market. Shares relating to options granted under all-employee share plans are also satisfied by new issue shares. The combined dilution from all outstanding shares and options at 31 December 2022 was 0.32 per cent of the total share capital at the time. Deferred bonus awards will continue to be satisfied by the purchase of shares in the open market.

Remuneration of the five highest-paid individuals and the remuneration of senior management

In line with the requirements of the Stock Exchange of Hong Kong Limited, the following table sets out, on an aggregate basis, the annual remuneration of i) the five highest-paid employees, and ii) senior management for the year ended 31 December 2022.

Of the five individuals with the highest emoluments in 2022, two were Executive Directors for the full year whose emoluments are disclosed in this report. The aggregate of the emoluments of the other three individuals for 2022 are set out in the table below. Senior management comprised the Executive Directors and members of the Group Executive Committee. The table sets out the aggregate of the emoluments paid to the senior management team:

	Five highest paid		Senior management	
Components of remuneration	HKD000	$000	HKD000	$000
Base salaries, allowances and benefits in kind	36,029	4,601	75,808	9,681
Pension contributions	3,199	408	6,584	841
Performance-related pay	96,836	12,367	142,180	18,157
Payments made on appointment	–	–	–	–
Payments made on separation[1]	7,800	996	7,800	996
Total	143,864	18,372	232,372	29,675

Their emoluments for 2022 were within the following bands:

		Number of employees	
Remuneration band HKD	**Remuneration band USD equivalent**	**Five highest paid**	**Senior management**
7,000,001 – 7,500,000	893,900 – 957,800	0	1
8,500,001 – 9,000,000	1,085,500 – 1,149,400	0	1
15,000,001 – 15,500,001	1,915,600 – 1,979,400	0	1
15,500,001 – 16,000,000	1,979,400 – 2,043,300	0	1
18,500,001 – 19,000,000	2,362,600 – 2,426,400	0	1
20,500,001 – 21,000,000	2,618,000 – 2,681,800	0	1
22,000,001 – 22,500,000	2,809,500 – 2,873,400	0	1
36,000,001 – 36,500,000	4,597,400 – 4,661,300	1	0
38,000,001 – 38,500,000	4,852,800 – 4,916,700	0	1
42,000,001 – 42,500,000	5,363,600 – 5,427,500	0	1
42,500,001 – 43,000,000	5,427,500 – 5,491,300	0	1
52,000,001 – 52,500,000	6,640,700 – 6,704,600	1	0
55,000,001 – 55,500,000	7,023,800 – 7,087,700	1	0

Note

1 Further detail on the payments made to Senior Managers can be found in note B2.3 to the IFRS financial statements.



Financial statements



Index to Group IFRS financial statements

Consolidated income statement

	Note	2022 $m	2021 $m
Continuing operations:			
Gross premiums earned	B1.3	**23,344**	24,217
Outward reinsurance premiums	B1.3	**(1,943)**	(1,844)
Earned premiums, net of reinsurance		**21,401**	22,373
Investment return	B1.3	**(30,159)**	3,486
Other income	B1.3	**539**	641
Total revenue, net of reinsurance		**(8,219)**	26,500
Benefits and claims	C3.2	**17,997**	(17,738)
Reinsurers' share of benefits and claims	C3.2	**(6,168)**	(971)
Movement in unallocated surplus of with-profits funds	C3.2	**1,868**	(202)
Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance		**13,697**	(18,911)
Acquisition costs and other expenditure	B2	**(3,880)**	(4,560)
Finance costs: interest on core structural borrowings of shareholder-financed businesses		**(200)**	(328)
Gain (loss) attaching to corporate transactions	D1.1	**55**	(35)
Total charges net of reinsurance		**9,672**	(23,834)
Share of profit from joint ventures and associates, net of related tax	D6.3	**29**	352
Profit before tax *(being tax attributable to shareholders' and policyholders' returns)* note (i)		**1,482**	3,018
Tax charge attributable to policyholders' returns		**(21)**	(342)
Profit before tax attributable to shareholders' returns		**1,461**	2,676
Total tax charge attributable to shareholders' and policyholders' returns	B3.1	**(475)**	(804)
Remove tax charge attributable to policyholders' returns	B3.1	**21**	342
Tax charge attributable to shareholders' returns		**(454)**	(462)
Profit after tax from continuing operations	B1.4	**1,007**	2,214
Loss after tax from discontinued US operations note (ii)	D1.2	**–**	(5,027)
Profit (loss) for the year		**1,007**	(2,813)

		2022 $m	2021 $m
Attributable to:			
Equity holders of the Company:			
From continuing operations		**998**	2,192
From discontinued US operations		**–**	(4,234)
		998	(2,042)
Non-controlling interests:			
From continuing operations		**9**	22
From discontinued US operations		**–**	(793)
		9	(771)
Profit (loss) for the year		**1,007**	(2,813)

Earnings per share (in cents)	**Note**	**2022**	**2021**
Based on profit attributable to equity holders of the Company:			
Basic	B4		
Based on profit from continuing operations		**36.5¢**	83.4¢
Based on loss from discontinued US operations note (ii)		**–¢**	(161.1)¢
Total basic earnings per share		**36.5¢**	(77.7)¢
Diluted			
Based on profit from continuing operations		**36.5¢**	83.4¢
Based on loss from discontinued US operations note (ii)		**–¢**	(161.1)¢
Total diluted earnings per share		**36.5¢**	(77.7)¢

Notes

(i) This measure is the formal profit before tax measure under IFRS. It is not the result attributable to shareholders principally because total corporate tax of the Group includes those taxes on the income of consolidated with-profits and unit-linked funds that, through adjustments to benefits, are borne by policyholders. These amounts are required to be included in the tax charge under IAS 12. Consequently, the IFRS profit before tax measure is not representative of pre-tax profit attributable to shareholders as it is determined after deducting the cost of policyholder benefits and movements in the liability for unallocated surplus of with-profits funds after adjusting for tax borne by policyholders.

(ii) Discontinued operations for 2021 related to the US operations (Jackson) that were demerged from the Group in September 2021.

Consolidated statement of comprehensive income

	Note	2022 $m	2021 $m
Continuing operations:			
Profit for the year		**1,007**	2,214
Other comprehensive (loss) income:			
Exchange movements arising during the year		**(541)**	(180)
Valuation movements on retained interest in Jackson classified as available-for-sale securities:			
Unrealised (loss) gain arising during the year		**(125)**	273
Deduct net gains included in the income statement on disposal		**(62)**	(23)
		(187)	250
Total items that may be reclassified subsequently to profit or loss		**(728)**	70
Total comprehensive income from continuing operations		**279**	2,284
Total comprehensive loss from discontinued US operations	D1.2	**–**	(7,068)
Total comprehensive income (loss) for the year		**279**	(4,784)
Attributable to:			
Equity holders of the Company:			
From continuing operations		**280**	2,277
From discontinued US operations		**–**	(6,283)
		280	(4,006)
Non-controlling interests:			
From continuing operations		**(1)**	7
From discontinued US operations		**–**	(785)
		(1)	(778)
Total comprehensive income (loss) for the year		**279**	(4,784)

Consolidated statement of changes in equity

	Note	Share capital	Share premium	Retained earnings	Translation reserve	Available-for-sale securities reserves	Shareholders' equity	Non-controlling interests	Total equity
		Year ended 31 Dec 2022 $m							
Reserves									
Profit for the year		–	–	998	–	–	998	9	1,007
Other comprehensive loss		–	–	–	(531)	(187)	(718)	(10)	(728)
Total comprehensive income (loss) for the year		–	–	998	(531)	(187)	280	(1)	279
Transactions with owners of the Company									
Dividends	B5	–	–	(474)	–	–	(474)	(8)	(482)
Reserve movements in respect of share-based payments		–	–	24	–	–	24	–	24
Effect of transactions relating to non-controlling interests		–	–	49	–	–	49	–	49
New share capital subscribed	C8	–	(4)	–	–	–	(4)	–	(4)
Movement in own shares in respect of share-based payment plans		–	–	(3)	–	–	(3)	–	(3)
Net increase (decrease) in equity		–	(4)	594	(531)	(187)	(128)	(9)	(137)
Balance at 1 Jan		182	5,010	10,216	1,430	250	17,088	176	17,264
Balance at 31 Dec		182	5,006	10,810	899	63	16,960	167	17,127

	Note	Share capital	Share premium	Retained earnings	Translation reserve	Available-for-sale securities reserves	Shareholders' equity	Non-controlling interests	Total equity
		Year ended 31 Dec 2021 $m							
Reserves									
Profit for the year		–	–	2,192	–	–	2,192	22	2,214
Other comprehensive (loss) income		–	–	–	(165)	250	85	(15)	70
Total comprehensive income (loss) from continuing operations		–	–	2,192	(165)	250	2,277	7	2,284
Total comprehensive (loss) income from discontinued US operations	D1.2	–	–	(4,234)	463	(2,512)	(6,283)	(785)	(7,068)
Total comprehensive (loss) income for the year		–	–	(2,042)	298	(2,262)	(4,006)	(778)	(4,784)
Transactions with owners of the Company									
Demerger dividend in specie of Jackson	B5	–	–	(1,735)	–	–	(1,735)	–	(1,735)
Other dividends	B5	–	–	(421)	–	–	(421)	(9)	(430)
Reserve movements in respect of share-based payments		–	–	46	–	–	46	–	46
Effect of transactions relating to non-controlling interests*		–	–	(32)	–	–	(32)	(278)	(310)
New share capital subscribed	C8	9	2,373	–	–	–	2,382	–	2,382
Movement in own shares in respect of share-based payment plans		–	–	(24)	–	–	(24)	–	(24)
Net increase (decrease) in equity		9	2,373	(4,208)	298	(2,262)	(3,790)	(1,065)	(4,855)
Balance at 1 Jan		173	2,637	14,424	1,132	2,512	20,878	1,241	22,119
Balance at 31 Dec		182	5,010	10,216	1,430	250	17,088	176	17,264

* The $(278) million in 2021 related to the derecognition of Athene's non-controlling interest upon the demerger of Jackson.

Consolidated statement of financial position

	Note	31 Dec 2022 $m	31 Dec 2021 $m
Assets			
Goodwill	C4.1	**890**	907
Deferred acquisition costs and other intangible assets	C4.2	**7,155**	6,858
Property, plant and equipment	C11	**419**	478
Reinsurers' share of insurance contract liabilities	C3.3	**2,807**	9,753
Deferred tax assets	C7.2	**310**	266
Current tax recoverable	C7.1	**18**	20
Accrued investment income	C1(vii)	**1,135**	1,171
Other debtors	C1(vii)	**1,694**	1,779
Investment properties		**37**	38
Investments in joint ventures and associates accounted for using the equity method		**1,915**	2,183
Loans	C1	**2,536**	2,562
Equity securities and holdings in collective investment schemes[note]	C1	**57,679**	61,601
Debt securities[note]	C1	**76,989**	99,094
Derivative assets	C2.2	**569**	481
Deposits		**6,275**	4,741
Cash and cash equivalents	C1(vi)	**5,514**	7,170
Total assets	C1	**165,942**	199,102
Equity			
Shareholders' equity		**16,960**	17,088
Non-controlling interests		**167**	176
Total equity	C1	**17,127**	17,264
Liabilities			
Insurance contract liabilities	C3.2	**121,213**	150,755
Investment contract liabilities with discretionary participation features	C3.2	**309**	346
Investment contract liabilities without discretionary participation features	C3.2	**741**	814
Unallocated surplus of with-profits funds	C3.2	**3,495**	5,384
Core structural borrowings of shareholder-financed businesses	C5.1	**4,261**	6,127
Operational borrowings	C5.2	**815**	861
Obligations under funding, securities lending and sale and repurchase agreements		**582**	223
Net asset value attributable to unit holders of consolidated investment funds		**4,193**	5,664
Deferred tax liabilities	C7.2	**2,872**	2,862
Current tax liabilities	C7.1	**208**	185
Accruals, deferred income and other creditors	C1(viii)	**8,777**	7,983
Provisions	C9	**348**	372
Derivative liabilities	C2.2	**1,001**	262
Total liabilities	C1	**148,815**	181,838
Total equity and liabilities	C1	**165,942**	199,102

Note
Included within equity securities and holdings in collective investment schemes and debt securities as at 31 December 2022 are $1,571 million of lent securities and assets subject to repurchase agreements (31 December 2021: $854 million).

The parent company statement of financial position is presented on page 352.

The consolidated financial statements on pages 284 to 351 were approved by the Board of Directors on 15 March 2023 and signed on its behalf by:



Shriti Vadera
Chair



Anil Wadhwani
Chief Executive Officer

Consolidated statement of cash flows

	Note	2022 $m	2021 $m
Continuing operations:			
Cash flows from operating activities			
Profit before tax *(being tax attributable to shareholders' and policyholders' returns)*		**1,482**	3,018
Adjustments to profit before tax for non-cash movements in operating assets and liabilities:			
Investments		**22,374**	(14,553)
Other non-investment and non-cash assets		**6,429**	2,658
Policyholder liabilities (including unallocated surplus of with-profits funds)	C3.2	**(29,208)**	9,095
Other liabilities (including operational borrowings)		**15**	16
Investment income and interest payments included in profit before tax		**(4,037)**	(3,738)
Operating cash items:			
Interest receipts		**2,689**	2,328
Interest payments		**(16)**	(11)
Dividend receipts		**1,523**	1,480
Tax paid		**(449)**	(453)
Other non-cash items		**276**	438
Net cash flows from operating activities [note (i)]		**1,078**	278
Cash flows from investing activities			
Purchases of property, plant and equipment	C11	**(34)**	(36)
Acquisition of business and intangibles [note (ii)]		**(298)**	(773)
Disposal of Jackson shares [note (ii)]		**293**	83
Net cash flows from investing activities		**(39)**	(726)
Cash flows from financing activities			
Structural borrowings of shareholder-financed operations: [note (iii)]	C5.1		
Issuance of debt, net of costs		**346**	995
Redemption of debt		**(2,075)**	(1,250)
Interest paid		**(204)**	(314)
Payment of principal portion of lease liabilities		**(101)**	(118)
Equity capital:			
Issues of ordinary share capital	C8	**(4)**	2,382
External dividends:			
Dividends paid to equity holders of the Company	B5	**(474)**	(421)
Dividends paid to non-controlling interests		**(8)**	(9)
Net cash flows from financing activities		**(2,520)**	1,265
Net (decrease) increase in cash and cash equivalents from continuing operations		**(1,481)**	817
Net decrease in cash and cash equivalents from discontinued US operations	D1.2	**–**	(1,621)
Cash and cash equivalents at 1 Jan		**7,170**	8,018
Effect of exchange rate changes on cash and cash equivalents		**(175)**	(44)
Cash and cash equivalents at 31 Dec	C1 (vi)	**5,514**	7,170

Notes

(i) Included in net cash flows from operating activities are dividends from joint ventures and associates of $112 million (2021: $175 million).

(ii) Net cash flows from other investing activities include amounts paid for distribution rights and cash flows arising from the sale of subsidiaries, joint ventures and associates and investments that do not form part of the Group's operating activities.

(iii) Structural borrowings of shareholder-financed businesses exclude borrowings to support short-term fixed income securities programmes, non-recourse borrowings of investment subsidiaries of shareholder-financed businesses and other borrowings of shareholder-financed businesses. Cash flows in respect of these borrowings are included within cash flows from operating activities. The changes in the carrying value of the structural borrowings of shareholder-financed businesses for the Group are analysed below:

		Cash movements $m		Non-cash movements $m			
	Balance at 1 Jan $m	Issuance of debt	Redemption of debt	Foreign exchange movement	Demerger of Jackson	Other movements	Balance at 31 Dec $m
2022	**6,127**	**346**	**(2,075)**	**(147)**	**–**	**10**	**4,261**
2021	6,633	995	(1,250)	(13)	(250)	12	6,127

A1 Basis of preparation and exchange rates

Prudential plc ('the Company') together with its subsidiaries (collectively, 'the Group' or 'Prudential') provides life and health insurance and asset management products in Asia and Africa. The Group is headquartered in Hong Kong.

Basis of preparation

These consolidated financial statements have been prepared in accordance with IFRS Standards as issued by the IASB and in accordance with UK-adopted international accounting standards. At 31 December 2022, there were no unadopted standards effective for the year ended 31 December 2022 which had an impact on the consolidated financial statements of the Group, and there were no differences between UK-adopted international accounting standards and IFRS Standards as issued by the IASB in terms of their application to the Group.

The Group accounting policies are the same as those applied for the year ended 31 December 2021 with the exception of the adoption of the new and amended IFRS Standards as described in note A2.

The parent company statement of financial position prepared in accordance with the UK Generally Accepted Accounting Practice (including Financial Reporting Standard 101 'Reduced Disclosure Framework') is presented on page 352.

Going concern basis of accounting

The Directors have made an assessment of going concern covering a period of at least 12 months from the date these consolidated financial statements and the parent company financial statements are approved. In making this assessment, the Directors have considered both the Group's current performance, solvency and liquidity and the Group's business plan taking into account the Group's principal risks and the mitigations available to address them, as well as the results of the Group's stress and scenario testing.

Based on the above, the Directors have a reasonable expectation that the Company and the Group have adequate resources to continue their operations for a period of at least 12 months from the date these consolidated financial statements are approved. No material uncertainties that may cast significant doubt on the ability of the Company and the Group to continue as a going concern have been identified. The Directors therefore consider it appropriate to continue to adopt the going concern basis of accounting in preparing these consolidated financial statements and the parent company financial statements for the year ended 31 December 2022.

Exchange rates

The exchange rates applied for balances and transactions in currencies other than the presentation currency of the Group, US dollars (USD) were:

	Closing rate at year end		Average rate for the year-to-date	
USD : local currency	31 Dec 2022	31 Dec 2021	31 Dec 2022	31 Dec 2021
Chinese yuan (CNY)	**6.95**	6.37	**6.73**	6.45
Hong Kong dollar (HKD)	**7.81**	7.80	**7.83**	7.77
Indian rupee (INR)	**82.73**	74.34	**78.63**	73.94
Indonesian rupiah (IDR)	**15,567.50**	14,252.50	**14,852.24**	14,294.88
Malaysian ringgit (MYR)	**4.41**	4.17	**4.40**	4.15
Singapore dollar (SGD)	**1.34**	1.35	**1.38**	1.34
Taiwan dollar (TWD)	**30.74**	27.67	**29.81**	27.93
Thai baht (THB)	**34.56**	33.19	**35.06**	32.01
UK pound sterling (GBP)	**0.83**	0.74	**0.81**	0.73
Vietnamese dong (VND)	**23,575.00**	22,790.00	**23,409.87**	22,934.86

Foreign exchange translation

In order to present the consolidated financial statements in USD, the results and financial position of entities not using USD as functional currency (ie the currency of the primary economic environment in which the entity operates) must be translated into USD.

All assets and liabilities of entities not operating in USD are converted at closing exchange rates while all income and expenses are converted at average exchange rates where this is a reasonable approximation of the rates prevailing on transaction dates. The impact of these foreign exchange translations into the Group's USD presentation currency is recorded as a separate component in the Statement of comprehensive income. Upon the disposal of the entity, the related cumulative foreign exchange translation differences are recycled from other comprehensive income to the income statement as part of the gain or loss on disposal.

The general principle for converting foreign currency transactions to the functional currency of an entity is to translate at the functional currency spot rate prevailing at the date of the transactions. Foreign currency monetary assets and liabilities are translated at the spot exchange rate for the functional currency at the reporting date. Changes resulting from the foreign exchange translations into the functional currency of the entity are recognised in the income statement.

Certain notes to the consolidated financial statements present comparative information at constant exchange rates (CER), in addition to the reporting at actual exchange rates (AER) used throughout the consolidated financial statements. AER are actual historical exchange rates for the specific accounting year, being the average rates over the year for the income statement and the closing rates at the balance sheet date for the statement of financial position. CER results are calculated by translating prior year results using the current year foreign exchange rate, ie current year average rates for the income statement and current year closing rates for the statement of financial position.

A2 New accounting pronouncements in 2022

The IASB has issued the following new accounting pronouncements to be effective from 1 January 2022:

- Amendments to IAS 37 'Onerous contracts – Cost of Fulfilling a Contract' issued in May 2020;
- Annual Improvements to IFRS Standards 2018–2020 issued in May 2020;
- Amendments to IAS 16 'Property, Plant and Equipment – Proceeds before Intended Use' issued in May 2020; and
- Reference to the Conceptual Framework – Amendments to IFRS 3 'Business combination' issued in May 2020.

The adoption of these pronouncements has had no significant impact on the Group consolidated financial statements.

A3 Accounting policies

A3.1 Critical accounting policies, estimates and judgements

Note A3.1 presents the critical accounting policies, estimates and judgements applied in preparing the Group's consolidated financial statements. Other accounting policies, where significant, are presented in the relevant individual notes. All accounting policies are applied consistently for the years presented and normally are not subject to changes unless new accounting standards, interpretations or amendments are introduced by the IASB.

The preparation of these consolidated financial statements requires Prudential to make accounting estimates and judgements about the amounts of assets, liabilities, revenues and expenses, which are both recognised and unrecognised (eg contingent liabilities) in the consolidated financial statements. Prudential evaluates its critical accounting estimates, including those related to long-term business provisioning and the fair value of assets as required. The notes below set out those critical accounting policies, the application of which requires the Group to make critical estimates and judgements. Also set out are further critical accounting policies affecting the presentation of the Group's results and other items that require the application of critical estimates and judgements.

A3 Accounting policies continued

A3.1 Critical accounting policies, estimates and judgements continued

(a) Critical accounting policies with associated critical estimates and judgements

Measurement of policyholder liabilities and unallocated surplus of with-profits

The measurement basis of policyholder liabilities is dependent upon the classification of the contracts under IFRS 4.

Impacts $146.7 billion of policyholder liabilities and unallocated surplus of with-profits funds including those held by joint venture and associates.

Policyholder liabilities are estimated based on a number of actuarial assumptions (eg mortality, morbidity, policyholder behaviour and expenses).

The Group applies judgement in determining the actuarial assumptions to be applied to estimate the future amounts due to or from the policyholder in the measurement of the policyholder liabilities.

IFRS 4 permits the continued usage of previously applied Generally Accepted Accounting Practices (GAAP) for insurance contracts and investment contracts with discretionary participating features.

A modified statutory basis of reporting was adopted by the Group on first time adoption of IFRS Standards in 2005. This was set out in the Statement of Recommended Practice issued by the Association of British Insurers (ABI SORP). The ABI SORP was withdrawn for the accounting periods beginning in or after 2015. As used in these consolidated financial statements, the term 'grandfathered' ABI SORP refers to the requirements of the pronouncements prior to its withdrawal.

For investment contracts that do not contain discretionary participating features, IAS 39 is applied and, where the contract includes an investment management element, IFRS 15 'Revenue from Contracts with Customers' applies.

The current policies applied for the Group's insurance businesses are noted below.

Measurement of insurance contract liabilities and investment contract liabilities with discretionary participation features

The policyholder liabilities for businesses of the insurance operations are generally determined in accordance with methods prescribed by local GAAP, adjusted to comply with the 'grandfathered' ABI SORP where necessary. Refinements to the local reserving methodology are generally treated as changes in estimates, dependent on their nature. The UK-style with-profits funds' liabilities in Hong Kong are valued under the realistic basis in accordance with the requirements of 'grandfathered' FRS 27 'Life Assurance' (issued by the UK Accounting Standards Board in 2004 and withdrawn in 2015). The realistic basis requires the value of liabilities to be calculated as the sum of a with-profits benefits reserve, future policy-related liabilities and the realistic current liabilities of the fund. In Taiwan and India, US GAAP principles are applied.

Further details on how liabilities are determined for material product types are set out in note C3.4. This includes the approach to assumption setting including a margin for prudence. The sensitivity of the insurance operations to variations in key economic assumptions, as well as the insurance risks of mortality and morbidity, is discussed in note C6.1.

In April 2022 Prudential Hong Kong Limited received approval from the Hong Kong IA to early adopt the new risk-based capital regime effective from 1 January 2022. The implication for IFRS reporting of the Group is as explained further in note C3.2.

Measurement of unallocated surplus of with-profits funds

Unallocated surplus of with-profits funds represents the excess of assets over policyholder liabilities, determined in accordance with the Group's accounting policies, that have yet to be appropriated between policyholders and shareholders for the Group's with-profits funds in Hong Kong and Malaysia. The unallocated surplus is recorded wholly as a liability with no allocation to equity. The annual excess or shortfall of income over expenditure of the with-profits funds, after declaration and attribution of the cost of bonuses to policyholders and shareholders, is transferred to or from the unallocated surplus each period through a charge or credit to the income statement. In Hong Kong, the unallocated surplus includes the shareholders' share of expected future bonuses, with the expected policyholder share being included in policyholder liabilities. Any excess of assets over liabilities and amounts expected to be paid out by the fund on future bonuses is also included in the unallocated surplus.

The balance of the unallocated surplus is determined after full provision for deferred tax on unrealised appreciation or depreciation on investments.

Liability adequacy test

The Group performs adequacy testing on its insurance liabilities to ensure that the carrying amounts (net of related deferred acquisition costs and, where relevant, present value of acquired in-force business) is sufficient to cover current estimates of future cash outflows of the in-force policies over the expected lives. Any deficiency is immediately charged to the income statement. The liability adequacy test is performed at the level of a portfolio of contracts that are subject to broadly similar risks and managed together as a single portfolio which may be at an entity or business unit level, depending on how the business is managed.

(b) Further critical accounting policies affecting the presentation of the Group's results

Presentation of results before tax attributable to shareholders	
Profit before tax is a significant IFRS income statement item. The Group has chosen to present a measure of profit before tax attributable to shareholders which distinguishes between tax borne by shareholders and tax attributable to policyholders to support understanding of the performance of the Group. Profit before tax attributable to shareholders is $1,461 million and compares to profit before tax of $1,482 million.	The total tax charge for the Group reflects tax that, in addition to that relating to shareholders' profit, is also attributable to policyholders through the interest in with-profits or unit-linked funds. Further detail is provided in note B3. Reported IFRS profit before the tax measure is therefore not representative of pre-tax profit attributable to shareholders. Accordingly, in order to provide a measure of pre-tax profit attributable to shareholders, the Group has chosen to adopt an income statement presentation of the tax charge and pre-tax results that distinguishes between policyholders' and shareholders' returns.

Segmental analysis of results and earnings attributable to shareholders	
The Group uses adjusted operating profit as the segmental measure of its results. Total segmental adjusted operating profit is $4,106 million and is shown in note B1.1.	The basis of calculation of adjusted operating profit is provided in note B1.2. For shareholder-backed business, with the exception of securities which are treated as available-for-sale (AFS), and assets classified as loans and receivables at amortised cost, all financial investments and investment properties are designated as assets at fair value through profit or loss. Short-term fluctuations in fair value affect the result for the year and the Group provides additional analysis of results before and after the effects of short-term fluctuations in investment returns, together with other items that are of a short-term, volatile or one-off in nature. Short-term fluctuations in investment returns on assets held by with-profits funds in Hong Kong, Malaysia and Singapore do not affect directly reported shareholder results. This is because (i) the unallocated surplus of with-profits funds is accounted for as a liability and (ii) excess or deficit of income and expenditure of the funds over the required surplus for distribution are transferred to or from policyholder liabilities (including the unallocated surplus).

(c) Other items requiring application of critical estimates or judgements

Carrying value of distribution rights intangible assets	
The Group applies judgement to assess whether factors such as the financial performance of the distribution arrangements, changes in relevant legislation and regulatory requirements indicate an impairment of intangible assets representing distribution rights. To determine the impaired value, the Group estimates the discounted future expected cash flows arising from the cash generating unit containing the distribution rights. Affects $3.6 billion of assets as shown in note C4.2.	Distribution rights relate to bancassurance partnership arrangements for the distribution of products for the term of the contractual agreement with the bank partner, for which an asset is recognised based on fees paid and fees payable not subject to performance conditions. Distribution rights impairment testing is conducted when there is an indication of an impairment. To assess indicators of an impairment, the Group monitors a number of internal and external factors, including indications that the financial performance of the arrangement is likely to be worse than expected and changes in relevant legislation and regulatory requirements that could impact the Group's ability to continue to sell new business through the bancassurance channel, and then applies judgement to assess whether these factors indicate that an impairment has occurred. If an impairment has occurred, a charge is recognised in the income statement for the difference between the carrying value and recoverable amount of the asset. The recoverable amount is the greater of fair value less costs to sell and value in use. Value in use is calculated as the present value of future expected cash flows from the asset or the cash generating unit to which it is allocated.

A3 Accounting policies continued

A3.1 Critical accounting policies, estimates and judgements continued

Deferred acquisition costs (DAC) for insurance contracts

The Group estimates projected future profits/margins to assess whether adjustments to the carrying value or amortisation profile of DAC asset are necessary.

Impacts $3.3 billion of DAC as shown in note C4.2.

Except for acquisition costs of the UK-style with-profits funds' contracts in Hong Kong, which are accounted for under the 'grandfathered' FRS 27, costs of acquiring new insurance business are accounted for in a way that is consistent with the principles of the 'grandfathered' ABI SORP.

The Group determines qualifying costs that should be capitalised (ie those costs of acquiring new insurance contracts that meet the criteria under the Group's accounting policy for DAC) shown by an explicit carrying value in the balance sheet. However, in some insurance operations, the deferral is implicit through the reserving basis. DAC is amortised against the profit margins within future revenues on the related insurance policies. For some business units this is approximated by amortising DAC on a straight-line basis over the expected duration of the policies.

The recoverability of the DAC is measured and the DAC asset is deemed impaired if the projected margins (which are estimated based on a number of assumptions similar to those underlying policyholder liabilities) are less than the carrying value. To the extent that the future margins differ from those anticipated, an adjustment to the carrying value will be necessary either through a charge to the income statement (if the projected margins are lower than carrying value) or through a change in the amortisation profile.

For those business units applying US GAAP to insurance assets and liabilities, as permitted by the 'grandfathered' ABI SORP, acquisition costs are deferred and amortised as per the US GAAP requirements under ASC 944 Financial Services – Insurance.

Financial investments – valuation

Financial investments held at fair value represent $135.7 billion of the Group's total assets.

Financial investments held at amortised cost represent $8.4 billion of the Group's total assets.

The Group estimates the fair value of financial investments that are not actively traded using quotations from independent third parties or internally developed pricing models.

The Group holds the majority of its financial investments at fair value (primarily through profit or loss). Financial investments held at amortised cost primarily comprise loans and deposits.

Determination of fair value

The fair values of the financial instruments for which fair valuation is required under IFRS Standards are determined by the use of quoted market prices for exchange-quoted investments or by using quotations from independent third parties such as brokers and pricing services or by using appropriate valuation techniques. Further details are included in note C2.1.

The estimated fair value of derivative financial instruments reflects the estimated amount the Group would receive or pay in an arm's-length transaction. This amount is determined using quoted prices if exchange listed, quotations from independent third parties or valued internally using standard market practices.

Quoted market prices are used to value investments having quoted prices. Actively traded investments without quoted prices are valued using prices provided by third parties such as brokers or pricing services. Financial investments measured at fair value are classified into a three-level hierarchy as described in note C2.1.

If the market for a financial investment of the Group is not active, the Group establishes fair value by using quotations from independent third parties, such as brokers or pricing services, or by using internally developed pricing models. Priority is given to publicly available prices from independent sources when available, but overall the source of pricing and/or the valuation technique is chosen with the objective of arriving at a fair value measurement which reflects the price at which an orderly transaction would take place between market participants on the measurement date. Changes in assumptions relating to these variables could positively or negatively impact the reported fair value of these financial investments. Details of the financial investments classified as 'level 3' to which valuation techniques are applied and the sensitivity of profit before tax to a change in the valuation of these items, are presented in note C2.2.

A3.2 New accounting pronouncements not yet effective

The following standards, interpretations and amendments have been issued by the IASB but are not yet effective for the Group in 2022. The Group prepares consolidated financial statements in accordance with IFRS Standards as issued by the IASB and UK-adopted international accounting standards. This is not intended to be a complete list as only those standards, interpretations and amendments that could have a material impact on the Group's consolidated financial statements are discussed.

IFRS 9 'Financial instruments: Classification and measurement'

IFRS 9 became mandatorily effective for the annual periods beginning on or after 1 January 2018, with early application permitted and transitional rules apply. The Group met the eligibility criteria for temporary exemption under the Amendments to IFRS 4 from applying IFRS 9 and has accordingly deferred the adoption of IFRS 9 until 1 January 2023.

The Group is eligible as its activities are predominantly to issue insurance contracts based on the criteria as set out in the amendments to IFRS 4. The required disclosure of the fair value of the Group's financial assets, showing the amounts for instruments that meet the 'Solely for Payment of Principal and Interest' (SPPI) criteria but do not meet the definition of held for trading and are not managed and evaluated on a fair value basis separately from all other financial assets, is provided below.

The Group is implementing this standard in conjunction with IFRS 17 as permitted. IFRS 9 replaces the existing IAS 39 'Financial Instruments – Recognition and Measurement' and will affect the following three areas:

The classification and the measurement of financial assets and liabilities

IFRS 9 redefines the classification of financial assets. Based on the way in which the assets are managed in order to generate cash flows and their contractual cash flow characteristics (whether the cash flows represent 'solely payments of principal and interest'), financial assets are classified into one of the following categories: amortised cost, fair value through other comprehensive income (FVOCI) and fair value through profit or loss (FVTPL). An option is also available at initial recognition to irrevocably designate a financial asset as at FVTPL if doing so eliminates or significantly reduces accounting mismatches.

Under IAS 39, 97 per cent of the Group's financial investments are valued at FVTPL and the vast majority of its investments will continue to be classified as such under IFRS 9. The Company expects to make an election under IFRS 9 to measure its retained interest in Jackson's equity securities at FVOCI. Under this designation, only dividend income from this retained interest is recognised in the profit or loss of the Company. Unrealised gains and losses are recognised in other comprehensive income and there is no recycling to the profit or loss on derecognition.

The existing IAS 39 amortised cost measurement for financial liabilities is largely maintained under IFRS 9. For financial liabilities designated at FVTPL IFRS 9 requires changes in fair value due to changes in the entity's own credit risk to be recognised in other comprehensive income.

The calculation of the impairment charge relevant for financial assets held at amortised cost or FVOCI

A new impairment model based on an expected credit loss approach replaces the existing IAS 39 incurred loss impairment model, resulting in earlier recognition of credit losses compared to IAS 39. This aspect is the most complex area of IFRS 9 to implement and will involve significant judgements and estimation processes.

The Group has assessed the scope of assets to which these requirements will apply and expects that the vast majority of the financial investments of the Group to be held at FVTPL to which these requirements will not apply. Accordingly, no significant amount of additional impairment is expected to be recognised by the Group under the expected credit loss approach as a result of the adoption of IFRS 9.

The hedge accounting requirements which are more closely aligned with the risk management activities

The Group has not applied hedge accounting treatment under IAS 39 and therefore, there is no impact in this area for the Group upon the adoption of IFRS 9.

The parent company and a number of intermediate holding companies and non-insurance subsidiaries adopted IFRS 9 in 2018 in their individual or separate financial statements where these statements are prepared in accordance with IFRS, including the UK Financial Reporting Standard 101 'Reduced Disclosure Framework'. The public availability of the financial statements for these entities varies according to the local laws and regulations of each jurisdiction. The results for these entities continue to be accounted for on an IAS 39 basis in these consolidated financial statements.

The fair value of the Group's directly held financial assets at 31 December 2022 and 2021 are shown below. Financial assets with contractual terms that give rise on specified dates to cash flows that are solely payments of principal and interest (SPPI) as defined by IFRS 9 are shown separately. This excludes financial assets that meet the definition of held for trading or are managed and evaluated on a fair value basis.

A3 Accounting policies continued

A3.2 New accounting pronouncements not yet effective continued

Financial assets, net of derivative liabilities	Financial assets that pass the SPPI test		All other financial assets, net of derivative liabilities	
	Fair value at 31 Dec 2022 $m	Movement in the fair value during 2022 $m	Fair value at 31 Dec 2022 $m	Movement in the fair value during 2022 $m
Accrued investment income	1,135	–	–	–
Other debtors	1,694	–	–	–
Loans note	2,189	15	468	(37)
Equity securities and holdings in collective investment schemes	–	–	57,679	(8,420)
Debt securities	–	–	76,989	(21,803)
Derivative assets, net of derivative liabilities	–	–	(432)	(4,487)
Deposits	6,275	–	–	–
Cash and cash equivalents	5,514	–	–	–
Total financial assets, net of derivative liabilities	16,807	15	134,704	(34,747)

Financial assets, net of derivative liabilities	Financial assets that pass the SPPI test		All other financial assets, net of derivative liabilities	
	Fair value at 31 Dec 2021 $m	Movement in the fair value during 2021 $m	Fair value at 31 Dec 2021 $m	Movement in the fair value during 2021 $m
Accrued investment income	1,171	–	–	–
Other debtors	1,779	–	–	–
Loans note	2,126	41	647	(1)
Equity securities and holdings in collective investment schemes	–	–	61,601	4,061
Debt securities	226	–	98,868	(3,164)
Derivative assets, net of derivative liabilities	–	–	219	(943)
Deposits	4,741	–	–	–
Cash and cash equivalents	7,170	–	–	–
Total financial assets, net of derivative liabilities	17,213	41	161,335	(47)

Note
The loans that pass the SPPI test in the tables above are primarily carried at amortised cost under IAS 39. Further information on these loans is as provided in note C2.2.

The underlying financial assets of the Group's joint ventures and associates accounted for using the equity method are analysed below into those which meet the SPPI condition of IFRS 9, excluding any financial assets that meet the definition of held for trading or are managed and evaluated on a fair value basis, and all other financial assets.

Fair value information of the financial assets held by CITIC-Prudential Life Insurance Company (CPL), the Group's individually material joint venture, is shown in the table below. The amounts disclosed represent 100 per cent of the entity's financial assets and not the Group's share of those amounts and have been prepared on the same basis as the Group's consolidated financial statements.

CPL (100% of the financial assets of the entity)	Financial assets that pass the SPPI test*		All other financial assets			
	Fair value at 31 Dec		Fair value at 31 Dec		Movement in the fair value during	
Financial assets	2022 $m	2021 $m	2022 $m	2021 $m	2022 $m	2021 $m
Accrued investment income	176	170	–	–	–	–
Other debtors	667	620	–	–	–	–
Loans	674	656	–	–	–	–
Equity securities and holdings in collective investment schemes	–	–	15,698	12,882	(1,314)	254
Debt securities	–	–	11,478	11,976	37	184
Deposits	1,174	1,210	–	–	–	–
Cash and cash equivalents	561	422	–	–	–	–
Total financial assets	3,252	3,078	27,176	24,858	(1,277)	438

* The carrying value approximates fair value for the financial assets in this category with no movement in the fair value during the year.

Fair value information for the Group's share of financial assets of other joint ventures and associates in aggregate is set out in the table below:

Other JVs and associates (Prudential's share)	Financial assets that pass the SPPI test*		All other financial assets			
	Fair value at 31 Dec		Fair value at 31 Dec		Movement in the fair value during	
Financial assets	**2022** $m	**2021** $m	**2022** $m	**2021** $m	**2022** $m	**2021** $m
Accrued investment income	**83**	85	**–**	–	**–**	–
Other debtors	**143**	187	**–**	–	**–**	–
Loans	**–**	26	**–**	–	**–**	–
Equity securities and holdings in collective investment schemes	**–**	–	**3,657**	3,859	**133**	680
Debt securities	**–**	–	**3,476**	3,674	**(131)**	(121)
Deposits	**335**	203	**–**	–	**–**	–
Cash and cash equivalents	**380**	510	**–**	–	**–**	–
Total financial assets	**941**	1,011	**7,133**	7,533	**2**	559

* The carrying value approximates fair value for the financial assets in this category with no movement in the fair value during the year.

IFRS 17 'Insurance Contracts'

IFRS 17 'Insurance Contracts' became effective on 1 January 2023 and replaces IFRS 4 'Insurance Contracts'. IFRS 4 permitted insurers to continue to use the statutory basis of accounting for insurance assets and liabilities that existed in their jurisdictions prior to January 2005. IFRS 17 replaced this with a new measurement model that significantly changes the way insurance and reinsurance contracts are accounted for, albeit the scope of IFRS 17 and IFRS 4 is very similar. Therefore, nearly all of the Group's insurance and investment contracts with discretionary participation features accounted under IFRS 4 will be accounted for under IFRS 17. The transition date of the Group for IFRS 17 was 1 January 2022. The Group is adopting IFRS 17 on its mandatory effective date on 1 January 2023, alongside the adoption of IFRS 9.

IFRS 17 implementation programme

The requirements of the new standard are complex and require a fundamental change to accounting, presentation and disclosures for insurance contracts as well as the application of significant judgement and new estimation techniques. The implementation of this standard has involved significant enhancements to IT, actuarial and finance systems of the Group. The Group has been implementing IFRS 17 and IFRS 9 through a Group-wide implementation programme.

A Group-wide Steering Committee, chaired by the Group Chief Financial Officer, provides oversight and strategic direction to the implementation programme. Regular updates on progress are provided to the Group Audit Committee and during 2022 members of the Committee, as well as the Board, received training on the new requirements. Since the last Annual Report, the systems implementation has been completed and the transition impacts at 1 January 2022 have been calculated. The production of half year and full year 2022 comparatives using the IFRS 17 accounting standard is scheduled to be completed in the first half of 2023.

Overview of IFRS 17

IFRS 17 requires liabilities for insurance contracts to be measured as the total of:

> fulfilment cash flows, comprising the best estimate of the present value of future cash flows within the contract boundary that are expected to arise and an explicit risk adjustment for non-financial risk; and
> a contractual service margin (CSM) that is representing the deferral of any day-one gains arising on initial recognition.

Losses are recognised directly into the income statement. For measurement purposes, contracts are grouped together into contracts of similar risk, profitability profile and issue year, with further divisions for contracts that are managed separately.

The establishment of CSM on the Group's in-force business and transition approach

Transition refers to the determination of the opening balance sheet for the first year of comparative information presented under IFRS 17 (ie at 1 January 2022). The future cash flows and risk adjustment are measured on a current basis in the same manner as they would be calculated for subsequent measurement. The key component of transition is therefore the determination of the CSM.

The standard requires IFRS 17 to be applied retrospectively (the 'fully retrospective approach') unless impracticable. If a fully retrospective approach is impracticable there is an option to choose either a modified retrospective approach or a fair value approach. If reasonable and supportable information necessary to apply the modified retrospective approach is not available, the fair value approach must be applied. The Group applied all three approaches on transition, after taking into account the information that is available to be used for the different groups of contracts of the Group. The fair value approach is applied, in particular, where suitable historical information required to apply the retrospective transition approaches is no longer practicably available.

A3 Accounting policies continued

A3.2 New accounting pronouncements not yet effective continued

Profit for insurance contracts under IFRS 17

IFRS 17 introduces a new measure of insurance revenue, based on the delivery of services to policyholders and excluding any premiums related to the investment elements of policies, which will be significantly different from existing premium revenue measures, currently reported in the income statement.

Profit for insurance contracts under IFRS 17 is represented by the recognition of the services provided to policyholders in the period (release of the CSM), release from non-economic risk (release of risk adjustment) and the excess of the actual investment return in the period over the effect of the unwind of the rate used to discount the General Measurement Model liabilities, together with operating variances as appropriate. CSM is released in line with coverage units that are a measure of the quantity of benefits provided under a contract and the period over which coverage is provided.

The CSM is released as profit over the coverage period of the insurance contract, reflecting the delivery of services to the policyholder. Under IFRS 17 insurance contracts are measured under either the General Measurement Model (GMM), the Variable Fee Approach (VFA) for contracts with direct participating features or the simplified Premium Allocation Approach (PAA). The Group predominantly uses the VFA and GMM, depending on the specific characteristics of the insurance contracts. The Group makes very limited use of the PAA for some small portfolios of short duration contracts. Reinsurance contracts held are measured under the GMM.

We estimate that over two-thirds of the CSM at transition is calculated using the VFA and relates to the Group's with-profits products, the Group's flagship critical illness products in Hong Kong and unit-linked products with a low proportion of protection riders. The contracts calculated using the GMM, include the Group's non-profit protection business and unit-linked business with a high proportion of protection riders.

The fulfilment cash flows comprise the best estimate of the present value of future cash flows within the contract boundary that are expected to arise and an explicit risk adjustment for non-financial risk. The discount rate applied to derive the present value of future cash flows is determined on a bottom-up basis, starting with a liquid risk-free yield curve and adding an illiquidity premium to reflect the characteristics of the insurance contracts. The risk adjustment reflects the compensation the Group requires for bearing the uncertainty about the amount and timing of the cash flows from non-financial risk as the Group fulfils insurance contracts, determined by the Group using a confidence level approach.

The fulfilment cash flows are updated each reporting date to reflect current conditions. For contracts with direct participating features which are accounted for under the VFA, the CSM represents the variable fee to shareholders and it is adjusted to reflect the effect of changes in economics as well as experience variances and/or assumptions changes that relate to future services. For contracts accounted for under GMM, the CSM is accreted using the locked-in discount rates and only adjusted to reflect the effect of non-economic experience variances and/or assumptions changes that relate to future services. The adjustments to the CSM are determined using the locked-in discount rates.

Expected impact on transition (1 January 2022)

The Group is adopting IFRS 17 retrospectively to its 2022 comparatives as required by the standard. As permitted by IFRS 9, the Group is not planning to restate the 2022 comparatives on initial application of IFRS 9 but the Group is taking advantage of the classification overlay for selected assets, principally to change the classification of certain debt securities, so that they are valued at amortised cost rather than at fair value under IAS 39, and certain loans, so that they are valued at fair value instead of the prior amortised cost valuation. Changes from IFRS 9 have an immaterial impact on the Group's financial statements.

The adoption of IFRS 17 and the IFRS 9 classification overlay are estimated to increase the Group shareholders' equity at 1 January 2022 to between $18.9 – $19.8 billion. This reflects the release of prudent margins from our legacy accounting basis, particularly in Hong Kong, recognition of the shareholders' share of the inherited estate within the with-profit funds and the net impact of timing differences in the pattern of profit recognition. The overall net impact of the IFRS 9 classification overlay at 1 January 2022 is insignificant given the vast majority of the Group's financial investments will continue to be carried at fair value through profit or loss under IFRS 9, as currently applied under IAS 39.

The Group is yet to complete production of its 2022 comparatives under the IFRS 17 accounting standard. In addition we continue to review our IFRS 17 accounting policies and approach to ensure they remain in line with market practice. Therefore the impacts discussed above are subject to change prior to finalisation of the Group's financial statements for the year ending 31 December 2023.

Other new accounting pronouncements

In addition to the above, the following new accounting pronouncements have also been issued and are not yet effective but the Group is not expecting them to have a significant impact on the Group's consolidated financial statements:

- Amendments to IAS 1 'Classification of liabilities as current or non-current' issued in January 2020 and effective from 1 January 2023. An exposure draft was issued in November 2021 proposing for this effective date to be delayed to periods starting no earlier than 1 January 2024;
- Amendments to IAS 1 and IFRS Practice Statement 2 'Disclosure of accounting policies' issued in February 2021 and effective from 1 January 2023;
- Amendments to IAS 8 'Definition of accounting estimates' issued in February 2021 and effective from 1 January 2023;
- Amendments to IAS 12 'Deferred tax related to assets and liabilities arising from a single transaction' issued in May 2021 and effective from 1 January 2023;
- Amendments to IFRS 16 'Lease liability in a sale and leaseback' issued in September 2022 and effective from 1 January 2024; and
- Amendments to IAS 1 'Non-current liabilities with covenants' issued in October 2022 and effective from 1 January 2024.

B Earnings performance

B1 Analysis of performance by segment

B1.1 Segment results

	Note	2022 $m	2021 $m		2022 vs 2021 %	
			AER	CER	AER	CER
		note (i)	note (i)	note (i)	note (i)	note (i)
Continuing operations:						
CPL		**368**	343	329	7%	12%
Hong Kong		**1,036**	975	969	6%	7%
Indonesia		**343**	446	429	(23)%	(20)%
Malaysia		**364**	350	330	4%	10%
Singapore		**678**	663	646	2%	5%
Growth markets and other note (ii)		**1,057**	932	880	13%	20%
Eastspring		**260**	314	299	(17)%	(13)%
Total segment profit		**4,106**	4,023	3,882	2%	6%
Other income and expenditure unallocated to a segment:						
Net investment return and other items		**39**	21	21	86%	86%
Interest payable on core structural borrowings		**(200)**	(328)	(328)	39%	39%
Corporate expenditure note (iii)		**(276)**	(298)	(280)	7%	1%
Total other income (expenditure)	B1.4	**(437)**	(605)	(587)	28%	26%
Restructuring and IFRS 17 implementation costs note (iv)	B1.4	**(294)**	(185)	(178)	(59)%	(65)%
Adjusted operating profit	B1.2	**3,375**	3,233	3,117	4%	8%
Short-term fluctuations in investment returns on shareholder-backed business note (v)		**(1,915)**	(458)	(435)	(318)%	(340)%
Amortisation of acquisition accounting adjustments		**(10)**	(5)	(5)	(100)%	(100)%
Gain (loss) attaching to corporate transactions	D1.1	**11**	(94)	(91)	n/a	n/a
Profit before tax attributable to shareholders		**1,461**	2,676	2,586	(45)%	(44)%
Tax charge attributable to shareholders' returns	B3	**(454)**	(462)	(443)	2%	(2)%
Profit from continuing operations		**1,007**	2,214	2,143	(55)%	(53)%
Loss from discontinued US operations	D1.2	**–**	(5,027)	(5,027)	n/a	n/a
Profit (loss) for the year		**1,007**	(2,813)	(2,884)	–	–
Attributable to:						
Equity holders of the Company						
From continuing operations		**998**	2,192	2,121	(54)%	(53)%
From discontinued US operations		**–**	(4,234)	(4,234)	n/a	n/a
		998	(2,042)	(2,113)	n/a	n/a
Non-controlling interests						
From continuing operations		**9**	22	22	n/a	n/a
From discontinued US operations		**–**	(793)	(793)	n/a	n/a
		9	(771)	(771)	n/a	n/a
Profit (loss) for the year		**1,007**	(2,813)	(2,884)	n/a	n/a

B1 Analysis of performance by segment continued

B1.1 Segment results continued

		2022	2021		2022 vs 2021 %	
Basic earnings per share (in cents)	Note	note (i)	AER note (i)	CER note (i)	AER note (i)	CER note (i)
Based on adjusted operating profit, net of tax and non-controlling interest, from continuing operations	B4	**100.5¢**	101.5¢	97.7¢	(1)%	3%
Based on profit from continuing operations, net of non-controlling interest	B4	**36.5¢**	83.4¢	80.6¢	(56)%	(55)%
Based on loss from discontinued US operations, net of non-controlling interest	B4	**–¢**	(161.1)¢	(161.2)¢	n/a	n/a

Notes

(i) Segment results are attributed to the shareholders of the Group before deducting the amount attributable to the non-controlling interests. This presentation is applied consistently throughout the document. For definitions of AER and CER refer to note A1.

(ii) Adjusted operating profit for growth markets and other includes other items of $211 million (2021: $217 million on an AER basis; $208 million on a CER basis) which in 2022 primarily included the impact of the adoption of the Risk-Based Capital regime in Hong Kong (as discussed further in note C3.2) partially offset by corporate taxes for life joint ventures and associates.

(iii) Corporate expenditure as shown above is for head office functions.

(iv) Restructuring and IFRS 17 implementation costs include those incurred in insurance and asset management operations of $(137) million (2021: $(101) million on an AER basis), largely comprising the costs of Group-wide projects including the implementation of IFRS 17, reorganisation programmes and initial costs of establishing new business initiatives and operations.

(v) In general, the short-term fluctuations reflect the value movements on shareholders' assets and policyholder liabilities (net of reinsurance) arising from market movements in the year. In 2022, rising interest rates and widening credit spreads across a number of the Group's life insurance markets led to unrealised bond losses which more than offset the impact of higher discount rates on policyholder liabilities. The interest rates rises in 2022 were more substantial than that seen in 2021. Short-term fluctuations also reflect losses on equities backing shareholder-backed business following market movements in 2022 (2021: equity gains) and the impact of refinements to the reserving basis in Hong Kong following the adoption of the Risk-Based Capital regime (as discussed further in note C3.2).

B1.2 Determining operating segments and performance measure of operating segments

Operating segments

The Group's operating and reported segments for financial reporting purposes are defined and presented in accordance with IFRS 8 'Operating Segments' on the basis of the management reporting structure and its financial management information. Under the Group's management and reporting structure, its chief operating decision maker is the Group Executive Committee (GEC), chaired by the Chief Executive Officer. Performance measures for insurance operations are analysed by geographical areas for the larger business units of CPL, Hong Kong, Indonesia, Malaysia and Singapore, with Eastspring, the asset management business, also analysed separately. CPL is managed jointly with CITIC, a Chinese state-owned conglomerate. All other Asia and Africa insurance operations are included in the 'Growth markets and other' segment alongside other amounts that are not included in the segment profit of an individual business unit, including tax on life joint ventures and associates and other items that are not representative of the underlying segment trading for the period.

Operations and transactions which do not form part of any business unit are reported as 'Unallocated to a segment' and generally comprise head office functions, as presented in the additional segmental analysis in note B1.4.

Performance measure

The performance measure of operating segments utilised by the Group is IFRS operating profit based on longer-term investment returns (adjusted operating profit) as described below. This measurement basis distinguishes adjusted operating profit from other constituents of total profit or loss for the year as follows:

- Short-term fluctuations in investment returns on shareholder-backed business;
- Amortisation of acquisition accounting adjustments arising on the purchase of business; and
- Gain or loss on corporate transactions.

Determination of adjusted operating profit for investment and liability movements

With-profits business

For with-profits business in Hong Kong, Singapore and Malaysia, the adjusted operating profit reflects the shareholders' share in the bonuses declared to policyholders. Value movements in the underlying assets of the with-profits funds only affect the shareholder results through indirect effects of investment performance on declared policyholder bonuses and therefore, do not affect directly the determination of adjusted operating profit.

Assets and liabilities held within unit-linked funds

The policyholder unit liabilities are directly reflective of the underlying asset value movements. Accordingly, the adjusted operating profit reflects the current year value movements in both the unit liabilities and the backing assets, which offset one another.

Other shareholder-backed long-term insurance business

In the case of other shareholder-financed business, the measurement of adjusted operating profit reflects that, for the long-term insurance business, assets and liabilities are held for the longer term. For this business the Group believes trends in underlying performance are better understood if the effects of short-term fluctuations in market conditions, such as changes in interest rates or equity markets, are excluded. In determining the profit on this basis, the following key elements are applied to the results of the Group's shareholder-financed businesses.

(a) Policyholder liabilities that are sensitive to market conditions

Under IFRS, the degree to which the carrying values of liabilities to policyholders are sensitive to current market conditions varies between business units depending upon the nature of the 'grandfathered' measurement basis. Taiwan and India apply US GAAP, whose policyholder liabilities are not sensitive to market movements as they are locked in at policy inception.

Movements in liabilities for some types of business do require bifurcation between the elements that relate to longer-term market condition and short-term effects to ensure that at the net level (ie after allocated investment return and charge for policyholder benefits) the adjusted operating profit reflects longer-term market returns.

For certain non-participating business, for example in Hong Kong, the economic features are more akin to asset management products with policyholder liabilities reflecting asset shares over the contract term. Consequently, for these products, the charge for policyholder benefits in the adjusted operating profit reflects the asset share feature that is calculated assuming a longer-term return assumption rather than volatile movements that would otherwise be reflected if the IFRS balance sheet reserving basis was applied.

For other types of non-participating business, expected longer-term investment returns and interest rates are used to determine the movement in policyholder liabilities for determining adjusted operating profit. This ensures assets and liabilities are reflected on a consistent basis.

(b) Assets backing other shareholder-backed long-term insurance business

Except in the case of assets backing liabilities which are directly matched (such as unit-linked business) adjusted operating profit for assets backing shareholder-financed business is determined on the basis of expected longer-term investment returns. Longer-term investment returns comprise actual income receivable for the year (interest/dividend income) and longer-term capital returns, determined for debt and equity-type securities on the basis described below. The difference between the actual investment returns in the reporting period and the longer-term investment returns is recognised within short-term fluctuations in investment returns.

Debt securities and loans

As a general principle, for debt securities and loans, the longer-term investment returns comprise the interest receivable for the year and the amortisation of interest-related realised gains and losses to the date when sold securities would have otherwise matured (or a suitable proxy for this period). All unrealised gains and losses are treated as a component of short-term investment fluctuations. Consideration is given to the need to recognise an expected longer-term level of defaults for the securities within the longer-term investment returns, based on past performance and having regard to the credit quality of the portfolio, with any difference with actual credit-related realised losses arising in the year being included in short-term fluctuations. If, under this analysis, realised gains and losses are principally considered to be interest related with no significant credit-related losses based on past performance, then all realised gains and losses to date for these operations are treated as interest related and amortised to adjusted operating profit over the period to the date those securities would otherwise have matured and no separate charge to longer-term investment returns for credit defaults is made.

For Group debt securities at 31 December 2022, the level of interest-related realised gains and losses on previously sold bonds that had yet to be amortised to adjusted operating profit from short-term investment fluctuations was a net loss of $(98) million (2021: net gain of $515 million).

Equity-type securities

For equity-type securities that comprise both the Group's investments in direct equities and all of its collective investment scheme holdings, the longer-term rates of return are estimates of the long-term trend investment returns for income and capital having regard to past performance, current trends and future expectations. Different rates apply to different categories of the securities within this category.

For insurance operations, investments in equity-type securities held for non-linked shareholder-backed business amounted to $7,089 million as at 31 December 2022 (31 December 2021: $6,073 million). For Group's investments in direct equities, the longer-term rates of return applied in 2022 ranged from 8.7per cent to 16.9 per cent (2021: 7.3 per cent to 16.9 per cent). For Group's collective investment scheme holdings, the longer-term rates of return applied ranged from 3.5 per cent to 10.7 per cent (2021: 3.6 per cent to 11.0 per cent) representing the range across business units of the weighted average expected longer-term return rates determined by reference to the underlying asset mix of the funds for each business unit. These rates are broadly stable from year to year but may be different between regions, reflecting, for example, differing expectations of inflation in each business unit.

The assumptions are for the returns expected to apply in equilibrium conditions. The assumed rates of return do not reflect any cyclical variability in economic performance and are not set by reference to prevailing asset valuations. The longer-term investment returns for the insurance joint ventures and associates accounted for using the equity method are determined on a similar basis as the other insurance operations described above.

Derivative value movements

Generally, derivative value movements are excluded from adjusted operating profit. The exception is where the derivative value movements broadly offset changes in the accounting value of other assets and liabilities included in adjusted operating profit.

Other non-insurance businesses

For these businesses, the determination of adjusted operating profit reflects the underlying economic substance of the arrangements. Generally, realised gains and losses are included in adjusted operating profit with temporary unrealised gains and losses being included in short-term fluctuations. In some instances, realised gains and losses on derivatives and other financial instruments are amortised to adjusted operating profit over a time period that reflects the underlying economic substance of the arrangements.

B1 Analysis of performance by segment continued

B1.3 Revenue

Premiums and annuity considerations for conventional and other protection type insurance policies are recognised as revenue when due. Premiums and annuity considerations for linked policies and other investment type policies are recognised as revenue when received or, in the case of unitised or unit-linked policies, when units are issued. These amounts exclude premium taxes and similar duties where Prudential collects and settles taxes borne by the policyholder.

Policy fees charged on linked policies for mortality, morbidity, asset management and policy administration are recognised when related services are provided.

(a) Analysis of total revenue by segment

	2022 $m									
	Insurance operations note (i)									
	Hong Kong	Indonesia	Malaysia	Singapore	Growth markets and other	Eastspring	Inter-segment elimination	Total segment	Unallocated to a segment	Total
Gross premiums earned	8,792	1,590	1,843	6,540	4,579	–	–	23,344	–	23,344
Outward reinsurance premiums	(1,494)	(34)	(58)	(299)	(58)	–	–	(1,943)	–	(1,943)
Earned premiums, net of reinsurance	7,298	1,556	1,785	6,241	4,521	–	–	21,401	–	21,401
Other income note (ii)	65	12	–	15	116	330	–	538	1	539
Total external revenue note (iii)	7,363	1,568	1,785	6,256	4,637	330	–	21,939	1	21,940
Intra-group revenue	–	–	–	–	1	199	(200)	–	–	–
Interest income note B1.3(b)	996	83	217	744	628	4	–	2,672	50	2,722
Dividend and other investment income	689	77	183	576	107	1	–	1,633	25	1,658
Investment appreciation (depreciation)	(23,704)	(70)	(365)	(7,498)	(2,876)	(21)	–	(34,534)	(5)	(34,539)
Total revenue, net of reinsurance	(14,656)	1,658	1,820	78	2,497	513	(200)	(8,290)	71	(8,219)

	2021 $m									
	Insurance operations note (i)									
	Hong Kong	Indonesia	Malaysia	Singapore	Growth markets and other	Eastspring	Inter-segment elimination	Total segment	Unallocated to a segment	Total
Gross premiums earned	10,032	1,724	1,900	6,246	4,315	–	–	24,217	–	24,217
Outward reinsurance premiums	(1,557)	(43)	(47)	(137)	(60)	–	–	(1,844)	–	(1,844)
Earned premiums, net of reinsurance	8,475	1,681	1,853	6,109	4,255	–	–	22,373	–	22,373
Other income note (ii)	52	12	–	22	117	437	–	640	1	641
Total external revenue note (iii)	8,527	1,693	1,853	6,131	4,372	437	–	23,013	1	23,014
Intra-group revenue	–	–	–	–	1	217	(218)	–	–	–
Interest income note B1.3(b)	934	87	220	707	618	3	–	2,569	1	2,570
Dividend and other investment income	679	74	160	506	86	–	–	1,505	19	1,524
Investment appreciation (depreciation)	57	34	(300)	(29)	(361)	8	–	(591)	(17)	(608)
Total revenue, net of reinsurance	10,197	1,888	1,933	7,315	4,716	665	(218)	26,496	4	26,500

Notes

(i) CPL, Prudential's life business in the Chinese Mainland, is a joint venture with CITIC and is accounted for using the equity method under IFRS. The Group's share of its results is presented in a single line within the Group's profit before tax on a net of related tax basis, and therefore not shown in the analysis of revenue line items above. Revenue from external customers of CPL (Prudential's share) in 2022 is $2,948 million (2021: $3,052 million). Further financial information on CPL is provided in note D6.3.

(ii) Other income comprises income from external customers and consists primarily of revenue from the Group's asset management business of $330 million (2021: $437 million). The remaining other income consists primarily of policy fee revenue from external customers and asset management rebate revenue from external fund managers. Also included in other income is fee income on financial instruments that are not held at FVTPL of $2 million (2021: $1 million).

(iii) Due to the nature of the business of the Group, there is no reliance on any major customers. Of the Group's markets, only Hong Kong and Singapore have external revenue that exceeds 10 per cent of the Group total for the years presented.

(b) Additional analysis of investment return

Investment return included in the income statement principally comprises interest income, dividends, investment appreciation and depreciation (realised and unrealised gains and losses) on investments designated as fair value through profit or loss, and realised gains and losses (including impairment losses) on items held at amortised cost and/or designated as AFS. Movements in unrealised appreciation or depreciation of securities designated as AFS are recorded in other comprehensive income. Interest income is recognised as it accrues. Dividends on equity securities are recognised on the ex-dividend date and rental income is recognised on an accrual basis.

	2022 $m	2021 $m
Net realised and unrealised gains (losses) on securities at fair value through profit or loss note (i)	**(30,097)**	624
Net realised and unrealised gains (losses) on derivatives at fair value through profit or loss note (i)	**(4,487)**	(943)
Net realised (losses) on loans note (i)	**(14)**	(2)
Interest income note (ii)	**2,722**	2,570
Dividend income	**1,531**	1,496
Other investment returns (including foreign exchange gains and losses)	**186**	(259)
Investment return	**(30,159)**	3,486

Notes

(i) Net realised gains and losses on the Group's investments for 2022 recognised in the income statement amounted to a net loss of $(9.3) billion (2021: a net gain of $6.0 billion). The movement in the net amount of realised and unrealised gains and losses on the Group's investments from 2021 to 2022 primarily reflects the effects of significant increases in interest rates during the year compared with 2021 as well as equity market falls during the year.

(ii) Interest income includes $362 million (2021: $280 million) in respect of financial assets not at fair value through profit and loss.

The overall financial strength of Prudential and the results, both current and future, of the insurance business are in part dependent upon the quality and performance of the various investment portfolios. Prudential's insurance investments support a range of businesses operating in many geographic areas. Each of the operations formulates a strategy based on the nature of its underlying liabilities, its level of capital and its local regulatory requirements. Prudential's insurance business's investments, excluding assets to cover linked liabilities and those attributable to external unit holders of consolidated investment funds, are largely held by Prudential's Singapore and Hong Kong operations.

All investments are carried at fair value in the statement of financial position with fair value movements, which are volatile from period to period, recorded in the income statement, except for loans and receivables, which are generally carried at amortised cost (unless designated at fair value through profit or loss), the Group's retained interest in Jackson and certain centrally held debt securities, which are designated as available-for-sale and therefore the changes in unrealised fair value are booked in other comprehensive income. Subject to the effect of the exceptions, the year-on-year changes in investment returns primarily reflect the generality of overall market movements for equities and debt securities. In addition, foreign exchange rates affect the USD value of the translated income. Consistent with the treatment applied for other items of income and expenditure, investment return for operations not using USD as functional currency is translated at average exchange rates. The year-on-year movements in investment return of the Group mainly reflect the cumulative impact from the changes in interest rates on bond asset values and in the performance of the equity markets.

Allocation of investment return between policyholders and shareholders

Investment return is attributable to policyholders and shareholders. A key feature of the accounting policies under IFRS is that the investment return included in the income statement relates to all investment assets of the Group, irrespective of whether the return is attributable to shareholders, policyholders or the unallocated surplus of with-profits funds, the latter two of which have no direct impact on shareholders' profit. The table below provides a breakdown of the investment return attributable to each type of business.

	2022 $m	2021 $m
Policyholder returns		
Assets backing unit-linked liabilities	**(2,574)**	516
With-profits business	**(21,287)**	2,700
	(23,861)	3,216
Shareholder returns	**(6,298)**	270
Total investment return	**(30,159)**	3,486

Policyholder returns

Investment returns allocated to policyholders are those from investments in which shareholders have no direct economic interest, namely unit-linked business for which the investment returns are wholly attributable to policyholders and with-profits business in which the shareholders' economic interest (and the basis of recognising IFRS basis profits) is restricted to a share of the actuarially determined surplus for distribution. Except for this surplus, the investment returns of the with-profits funds are attributable to policyholders (through the asset-share liabilities) or the unallocated surplus, which is accounted for as a liability under IFRS 4 as shown in note C3.

Shareholder returns

For shareholder-backed non-with-profits business, the investment returns are generally not directly attributable to policyholders and, therefore, impact shareholders' profit directly.

B1 Analysis of performance by segment continued

B1.4 Additional segmental analysis of profit after tax

	2022 $m	2021 $m
CPL	**(144)**	278
Hong Kong	**(211)**	1,068
Indonesia	**243**	362
Malaysia	**252**	265
Singapore	**406**	394
Growth markets and other note (i)	**881**	434
Eastspring	**234**	284
Total segment	**1,661**	3,085
Unallocated to a segment (central operations) note (ii)	**(654)**	(871)
Total profit after tax	**1,007**	2,214

Notes

(i) The Growth markets and other segment comprises all other Asia and Africa insurance businesses alongside other amounts that are not included in the segment profit of an individual business unit, including tax on life joint ventures and associates and other items that are not representative of the underlying segment trading for the year, in line with the presentation used by management when assessing the performance of the underlying segments internally.

(ii) Comprising other income and expenditure of $(437) million (2021: $(605) million) attributable to the head office functions, $(294) million (2021: $(185) million) of restructuring and IFRS 17 implementation costs, $19 million (2021: $(25) million) of short-term fluctuations on investment returns in central operations, $62 million (2021: $(35) million) of corporate transactions and related tax of $(4) million (2021: $(21) million).

B2 Acquisition costs and other expenditure

	2022 $m	2021 $m
Acquisition costs incurred for insurance policies	**(2,325)**	(2,089)
Acquisition costs deferred	**1,002**	848
Amortisation of acquisition costs	**(475)**	(343)
Administration costs and other expenditure (net of other reinsurance commission)	**(3,100)**	(3,128)
Movements in amounts attributable to external unit holders of consolidated investment funds	**1,018**	152
Total acquisition costs and other expenditure	**(3,880)**	(4,560)

Notes

(i) Administration costs and other expenditure include fee expenses relating to financial liabilities held at amortised cost and are part of the determination of the effective interest rate.

(ii) Total depreciation and amortisation expenses are included in 'Acquisition costs incurred for insurance policies', 'Administration costs and other expenditure (net of other reinsurance commission)' and 'Amortisation of acquisition costs' and relate primarily to amortisation of DAC of insurance contracts and distribution rights intangibles. The segmental analysis of depreciation and amortisation is shown below.

	2022 $m	2021 $m
Hong Kong	**(147)**	(123)
Indonesia	**(61)**	(51)
Malaysia	**(70)**	(56)
Singapore	**(202)**	(162)
Growth markets and other	**(461)**	(390)
Eastspring	**(13)**	(17)
Total segment	**(954)**	(799)
Unallocated to a segment (central operations)	**(26)**	(31)
Total depreciation and amortisation	**(980)**	(830)

(iii) Interest expense is included in 'Administration costs and other expenditure (net of other reinsurance commission)' other than interest on core structural borrowings that is presented separately on the income statement as 'Finance costs: interest on core structural borrowings of shareholder-financed businesses'. Interest expense of the central operations amounted to $(209) million (2021: $(331) million) comprising $(200) million (2021: $(328) million) of interest on core structural borrowings, $(2) million of interest on lease liabilities (2021: $(3) million) and $(7) million (2021: nil) of interest on other operational borrowings. Core structural borrowings and operational borrowings (other than lease liabilities) represent financial liabilities that are not classified at fair value through profit and loss.

The 'Total segment' interest expense is $(16) million (2021: $(10) million) of which $(11) million arises in the Hong Kong segment (2021: $(3) million) with the remainder spread broadly evenly across the other markets. Included within interest expense is $(7) million (2021: $(10) million) of interest on lease liabilities and is distributed evenly across segments.

B2.1 Staff and employment costs

The average number of staff employed by the Group during the years shown was:

	2022	2021
Asia and Africa operations note (i)	**13,685**	13,237
Head office function	**511**	600
Total continuing operations	**14,196**	13,837
Discontinued US operations note (ii)	**–**	3,306
Total Group	**14,196**	17,143

Notes

(i) The Asia and Africa operations staff numbers above exclude 744 (2021: 440) commission-based sales staff who have an employment contract with the Group.

(ii) Average staff numbers of the discontinued US operations were for the period up to the demerger in September 2021.

The costs of employment were:

	2022 $m	2021 $m		
	Group total	Continuing	Discontinued US operations	Group total
Wages and salaries	**1,018**	973	511	1,484
Social security costs	**41**	42	22	64
Defined contribution schemes	**40**	42	29	71
Total Group	**1,099**	1,057	562	1,619

B2.2 Share-based payment

The Company offers discretionary share awards to certain key employees and all-employee share plans in the UK and a number of Asia locations. The compensation expense charged to the income statement is primarily based upon the fair value of the awards granted, the vesting period and the vesting conditions. The Company has established trusts to facilitate the delivery of Prudential plc shares under some of these plans. The cost to the Company of acquiring these newly issued shares held in trusts is shown as a deduction from shareholders' equity.

(a) Description of the plans

The Group operates a number of share award plans that provides Prudential plc shares, or ADRs, to participants upon vesting. The plans in operation include the Prudential Long Term Incentive Plan, the Prudential Annual Incentive Plan, savings-related share option schemes, share purchase plans and deferred bonus plans. Where Executive Directors participate in these plans, details about those schemes are provided in the Directors' remuneration report. The following information is provided about plans in which the Executive Directors do not participate:

Share scheme note	Description
Prudential Asia and Africa (PAA) Long-Term Incentive Plan (PAA LTIP)	The PAA LTIP provides eligible employees with conditional awards. Awards are discretionary and vest after one, two or three years subject to the employee being in employment. Vesting of awards may also be subject to performance conditions. All awards are generally made in Prudential shares. In countries where share awards are not feasible for reasons including securities and/or tax considerations, awards will be replaced by the cash value of the shares that would otherwise have vested.
Prudential Agency Long-Term Incentive Plan (LTIP)	Certain agents are eligible to be granted awards in Prudential shares under the Prudential Agency LTIP. These awards are structured in a similar way to the PAA LTIP described above with most awards granted with a three-year vesting period.
Restricted Share Plan (RSP)	The Company operates the RSP for certain employees. Awards under this plan are discretionary, and the vesting of awards may be subject to performance conditions. All awards are made in Prudential shares.
Deferred bonus plans	The Company operates a number of deferred bonus plans including the Group Deferred Bonus Plan (GDBP) and the Prudential Deferred Bonus Plan. There are no performance conditions attached to deferred share awards made under these arrangements.
Savings-related share option schemes	Eligible agents in certain business units are able to participate in the International Savings-Related Share Option Scheme for Non-Employees, which is similar to the HMRC-approved Save As You Earn (SAYE) share option scheme in the UK.
Share purchase plans	Eligible employees outside the UK are invited to participate in arrangements similar to the Company's HMRC-approved UK Share Incentive Plan, which allows the purchase of Prudential plc shares. Staff based in Asia and Africa are eligible to participate in the Prudential All Employee Share Purchase Plan.

Note

The total numbers of securities available for issue under these schemes are disclosed in note I(vii) within additional unaudited financial information.

B2 Acquisition costs and other expenditure continued

(b) Outstanding options and awards

The following table shows the movement in outstanding options and awards under the Group's share-based compensation plans:

	Options outstanding under SAYE schemes				Awards outstanding under incentive plans	
	2022		2021		2022	2021
	Number of options millions	Weighted average exercise price £	Number of options millions	Weighted average exercise price £	Number of awards millions	
Balance at beginning of year:	**2.0**	**11.61**	2.3	11.86	**24.6**	40.6
Granted	**0.5**	**7.37**	0.4	11.90	**6.5**	5.2
Modification	**–**	**–**	0.1	11.77	**–**	0.7
Exercised	**(0.3)**	**11.17**	(0.7)	12.58	**(7.2)**	(8.6)
Forfeited	**–**	**10.84**	–	11.11	**(1.1)**	(3.1)
Cancelled	**(0.3)**	**12.67**	(0.1)	11.51	**(0.1)**	(0.1)
Lapsed/Expired	**–**	**13.00**	–	12.88	**(1.7)**	(0.6)
Jackson awards derecognised on demerger [note]	**–**	**–**	–	–	**–**	(9.5)
Balance at end of year	**1.9**	**10.43**	2.0	11.61	**21.0**	24.6
Options immediately exercisable at end of year	**0.3**	**12.48**	0.2	12.26		

Note

On demerger of Jackson from the Prudential Group, outstanding share awards for Prudential plc participants were adjusted to receive the demerger dividend in the form of additional Prudential plc shares, to be released on the same timetable and to the same extent as their original share awards. In the case of the International Savings-Related Share Option Scheme for Non Employees the adjustments to outstanding options were confirmed as being fair and reasonable by an independent financial adviser in accordance with the rules of that plan and the Hong Kong Stock Exchange Listing Rules. Employees of Jackson were granted replacement awards over Jackson shares, in exchange for existing Group awards outstanding under incentive plans. As designated replacement awards were granted, no cancellation was recognised in respect of the original awards. As the replacement awards are an obligation of Jackson these awards were derecognised by the Group on demerger.

The weighted average share price of Prudential plc for 2022 was £10.33 (2021: £14.31).

The following table provides a summary of the range of exercise prices for Prudential plc options outstanding at 31 December:

	Outstanding						Exercisable			
	Number outstanding millions		Weighted average remaining contractual life years		Weighted average exercise prices £		Number exercisable millions		Weighted average exercise prices £	
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Between £7 and £8	**0.5**	–	**4.1**	–	**7.37**	–	**–**	–	**–**	–
Between £9 and £10	**0.4**	0.4	**2.2**	3.2	**9.64**	9.64	**–**	–	**–**	–
Between £11 and £12	**0.8**	1.2	**2.4**	2.7	**11.48**	11.38	**0.2**	0.1	**11.12**	11.04
Between £13 and £14	**0.1**	0.2	**1.4**	1.6	**13.94**	13.94	**–**	0.1	**–**	13.94
Between £14 and £15	**0.1**	0.2	**0.4**	1.4	**14.55**	14.55	**0.1**	–	**14.55**	–
Total	**1.9**	2.0	**2.6**	2.6	**10.43**	11.61	**0.3**	0.2	**12.48**	12.26

The years shown above for weighted average remaining contractual life include the time period from end of vesting period to expiration of contract.

(c) Fair value of options and awards

The fair value amounts estimated on the date of grant relating to all options and awards were determined by using the following assumptions:

	2022			2021		
	Prudential LTIP (TSR)	SAYE options	Other awards	Prudential LTIP (TSR)	SAYE options	Other awards
Dividend yield (%)	**–**	**1.11**	**–**	–	0.81	–
Expected volatility (%)	**33.64**	**25.68**	**–**	26.69	22.31	–
Risk-free interest rate (%)	**2.79**	**3.97**	**–**	0.36	1.18	–
Expected option life (years)	**–**	**4.52**	**–**	–	4.50	–
Weighted average exercise price (£)	**–**	**7.37**	**–**	–	11.90	–
Weighted average share price at grant date (£)	**11.15**	**9.54**	**–**	15.11	14.76	–
Weighted average fair value at grant date (£)	**2.09**	**3.45**	**11.11**	7.70	4.13	14.79

The compensation costs for all awards and options are recognised in net income over the plans' respective vesting periods. The Group uses the Black-Scholes model to value all options, and financial equivalence to value all awards other than those which have TSR performance conditions attached (some Prudential LTIP and RSP awards) for which the Group uses a Monte Carlo model in order to allow for the impact of these conditions. These models are used to calculate fair values for share options and awards at the grant date based on the quoted market price of the stock at the measurement date, the amount, if any, that the employees are required to pay, the dividend yield, expected volatility, risk-free interest rates and exercise prices.

For all options and awards, the expected volatility is based on the market implied volatilities as quoted on Bloomberg. The Prudential specific at-the-money implied volatilities are adjusted to allow for the different terms and discounted exercise price on SAYE options by using information on the volatility surface of the FTSE 100.

Risk-free interest rates are taken from swap spot rates with projection terms matching the corresponding vesting periods. For awards with a TSR condition, volatilities and correlations between Prudential and a basket of 12 competitor companies is required. For grants in 2022, the average volatility for the basket of competitors was 26.46 per cent (2021: 23.62 per cent). Correlations for the basket are calculated for each pairing from the log of daily TSR returns for the three years prior to the valuation date. Market implied volatilities are used for both Prudential and the basket of competitors. Changes to the subjective input assumptions could materially affect the fair value estimate.

Other awards, without market performance conditions or exercise price, are valued based on grant date share price.

(d) Share-based payment expense charged to the income statement

The total expense recognised in 2022 in the consolidated financial statements relating to share-based compensation is $104 million (2021: $100 million), of which $97 million (2021: $94 million) is accounted for as equity-settled.

The Group had $27 million of liabilities at 31 December 2022 (31 December 2021: $32 million) relating to share-based payment awards accounted for as cash-settled.

B2.3 Key management remuneration

Key management constitutes the Directors of Prudential plc and other non-Director members of the GEC, as they have authority and responsibility for planning, directing and controlling the activities of the Group.

Total key management remuneration is analysed in the following table:

	2022 $m	2021 $m
Salaries and short-term benefits	**22.5**	29.3
Post-employment benefits	**1.0**	1.4
Share-based payments	**15.4**	14.0
Payments on separation	**1.0**	23.5
	39.9	68.2

The share-based payments charge comprises $6.7 million (2021: $7.5 million), which is determined in accordance with IFRS 2 'Share-based Payment' (see note B2.2) and $8.7 million (2021: $6.5 million) of deferred share awards.

Additional details on the Directors' emoluments, retirement benefits and other payments are given in the Directors' remuneration report. In addition to the total amounts disclosed of remuneration paid to the Directors in 2021, are amounts paid to those directors who stepped down from the Board in 2021 being $102,000 to Kai Nargolwala and $203,000 to Fields Wicker-Miurin. This is as disclosed in the 2021 Annual Report.

B2.4 Fees payable to the auditor

	2022 $m	2021 $m
Audit of the Company's annual accounts	**2.3**	2.4
Audit of subsidiaries pursuant to legislation	**4.4**	5.9
Audit fees payable to the auditor	**6.7**	8.3
Audit-related assurance services note (i)	**3.5**	4.5
Other assurance services	**0.7**	1.1
Services relating to corporate finance transactions	**–**	1.6
Non-audit fees payable to the auditor	**4.2**	7.2
Total fees payable to the auditor	**10.9**	15.5
Analysed into:		
Fees payable to the auditor attributable to continuing operations:		
One-off non-audit services associated with demerger and public offering note (ii)	**–**	1.9
Other audit and non-audit services	**10.9**	11.3
	10.9	13.2
Fees payable to the auditor attributable to discontinued US operations	**–**	2.3
	10.9	15.5

Notes

(i) Of the audit-related assurance service fees of $3.5 million in 2022 (2021: $4.5 million), $0.9 million (2021: $0.6 million) relates to services that are required by law and regulation.

(ii) Of the $1.9 million one-off non-audit services fees associated with the demerger of the US operations and the public offering in Hong Kong in 2021, $0.1 million was for audit-related assurance and $0.1 million for other assurance services required by law and regulation.

B3 Tax charge

Prudential is subject to tax in numerous jurisdictions and the calculation of the total tax charge inherently involves a degree of estimation and judgement. Current tax expense is charged or credited based upon amounts estimated to be payable or recoverable as a result of taxable amounts for the current year and adjustments made in relation to prior years. The positions taken in tax returns where applicable tax regulation is subject to interpretation are recognised in full in the determination of the tax charge in the consolidated financial statements if the Group considers that it is probable that the taxation authority will accept those positions. Otherwise, provisions are established based on the likely amount of the liability, or recovery, by providing for the single best estimate of the most likely outcome or the weighted average expected value where there are multiple outcomes.

The total tax charge includes tax expense attributable to both policyholders and shareholders. The tax expense attributable to policyholders comprises the tax on the income of the consolidated with-profits and unit-linked funds. In certain jurisdictions, life insurance companies are taxed on both their shareholders' profits and on their policyholders' insurance and investment returns on certain insurance and investment products. Although both types of tax are included in the total tax charge in the Group's Consolidated income statement, they are presented separately in the Consolidated income statement to provide the most relevant information about tax that the Group pays on its profits.

Deferred taxes are provided under the liability method for all relevant temporary differences. IAS 12 'Income Taxes' does not require all temporary differences to be provided for, in particular, the Group does not provide for deferred tax on undistributed earnings of subsidiaries where the Group is able to control the timing of the distribution and the temporary difference created is not expected to reverse in the foreseeable future. Deferred tax assets are only recognised when it is more likely than not that future taxable profits will be available against which these losses can be utilised.

Deferred tax is measured at the tax rates that are expected to apply to the period when the asset is realised or the liability settled, based on tax rates (and laws) that have been enacted or are substantively enacted at the end of the reporting period.

B3.1 Total tax charge by nature

The total tax charge in the income statement is as follows:

	2022 $m	**2021** $m
Attributable to shareholders:		
Hong Kong	**(52)**	(40)
Indonesia	**(60)**	(74)
Malaysia	**(90)**	(71)
Singapore	**(78)**	(67)
Growth markets and other	**(144)**	(159)
Eastspring	**(26)**	(30)
Total segment	**(450)**	(441)
Unallocated to a segment (central operations)	**(4)**	(21)
Tax charge attributable to shareholders	**(454)**	(462)
Attributable to policyholders:		
Hong Kong	**(56)**	(79)
Indonesia	**(5)**	4
Malaysia	**–**	(2)
Singapore	**44**	(261)
Growth markets and other	**(4)**	(4)
Tax charge attributable to policyholders	**(21)**	(342)
Total tax charge	**(475)**	(804)

Profit before tax includes Prudential's share of profit after tax from the joint ventures and associates that are equity-accounted for. Therefore, the actual tax charge in the income statement does not include tax arising from the results of joint ventures and associates including CPL.

The reconciliation of the expected to actual tax charge attributable to shareholders is provided in B3.2 below. The tax charge attributable to policyholders of $(21) million (2021: $(342) million) above is equal to the profit before tax attributable to policyholders as a result of accounting for policyholder income after the deduction of expenses and movement in unallocated surpluses on a post-tax basis. The reduction in the tax charge attributable to policyholders results from the deferred tax impact of policyholder liability movements caused by adverse market movements in 2022, primarily in Singapore.

The total tax charge comprises:

	2022 $m	2021 $m
Current tax expense:		
Corporation tax	**(474)**	(405)
Adjustments in respect of prior years	**(7)**	6
Total current tax charge	**(481)**	(399)
Deferred tax arising from:		
Origination and reversal of temporary differences	**4**	(388)
Adjustment in respect of a tax loss, tax credit or temporary difference from a prior year	**2**	(17)
Total deferred tax credit (charge)	**6**	(405)
Total tax charge	**(475)**	(804)

B3.2 Reconciliation of shareholder effective tax rate

In the reconciliation below, the expected tax rate reflects the corporation tax rates that are expected to apply to the taxable profit or loss for the period. It reflects the corporation tax rates of each jurisdiction weighted by reference to the amount of profit or loss contributing to the aggregate result.

	2022		2021	
	Tax attributable to shareholders $m	Percentage impact on ETR %	Tax attributable to shareholders $m	Percentage impact on ETR %
Adjusted operating profit	**3,375**		3,233	
Non-operating result note (i)	**(1,914)**		(557)	
Profit before tax	**1,461**		2,676	
Tax charge at the expected rate	**(287)**	**20%**	(539)	20%
Effects of recurring tax reconciliation items:				
Income not taxable or taxable at concessionary rates note (ii)	**61**	**(4)%**	63	(2)%
Deductions and losses not allowable for tax purposes note (iii)	**(196)**	**13%**	(92)	3%
Items related to taxation of life insurance businesses note (iv)	**108**	**(7)%**	177	(7)%
Deferred tax adjustments including unrecognised tax losses note (v)	**(45)**	**3%**	(111)	4%
Effect of results of joint ventures and associates note (vi)	**3**	**0%**	80	(3)%
Irrecoverable withholding taxes note (vii)	**(55)**	**4%**	(60)	2%
Other	**(15)**	**0%**	(8)	1%
Total (charge) credit on recurring items	**(139)**	**9%**	49	(2)%
Effects of non-recurring tax reconciliation items:				
Adjustments to tax charge in relation to prior years	**1**	**0%**	(11)	0%
Movements in provisions for open tax matters note (viii)	**(40)**	**3%**	47	(2)%
Impact of changes in local statutory tax rates	**–**	**0%**	6	0%
Adjustments in relation to business disposals and corporate transactions	**11**	**(1)%**	(14)	1%
Total (charge) credit on non-recurring items	**(28)**	**2%**	28	(1)%
Total actual tax charge	**(454)**	**31%**	(462)	17%
Analysed into:				
Tax charge on adjusted operating profit	**(614)**		(548)	
Tax credit on non-operating result note (i)	**160**		86	
Actual tax rate on:				
Adjusted operating profit:				
Including non-recurring tax reconciling items note (ix)	**18%**		17%	
Excluding non-recurring tax reconciling items	**17%**		18%	
Total profit note (ix)	**31%**		17%	

B3 Tax charge continued

B3.2 Reconciliation of shareholder effective tax rate continued

Notes

(i) 'Non-operating result' is used to refer to items excluded from adjusted operating profit and includes short-term investment fluctuations in investment returns on shareholder-backed business, corporate transactions and amortisation of acquisition accounting adjustments. The tax charge on non-operating result is calculated using the tax rates applicable to investment profit or loss recorded in the non-operating result for each entity, and then adjusting for any discrete items included in the total tax charge that relate specifically to the amounts (other than investment related profit or loss) included in the non-operating result. The difference between this tax on non-operating result and the tax charge calculated on profit before tax is the tax charge on adjusted operating profit.

(ii) Income not taxable or taxable at concessionary rates primarily relates to non-taxable investment income in Malaysia and Singapore.

(iii) Deductions and losses not allowable for tax purposes primarily relates to non-deductible investment losses in Growth markets.

(iv) Items related to taxation of life insurance businesses primarily relates to Hong Kong where the taxable profit is computed as 5 per cent of net insurance premiums.

(v) The unrecognised tax losses reconciling amount reflects losses arising where it is unlikely that relief for the losses will be available in future years.

(vi) Profit before tax includes Prudential's share of profit after tax from the joint ventures and associates. Therefore, the actual tax charge does not include tax arising from profit or loss of joint ventures and associates and is reflected as a reconciling item.

(vii) The Group incurs withholding tax on remittances received from certain jurisdictions and on certain investment income. Where these withholding taxes cannot be offset against corporate income tax or otherwise recovered, they represent a cost to the Group. Irrecoverable withholding tax on remittances is included in Other operations and is not allocated to any segment. Irrecoverable withholding tax on investment income is included in the relevant segment where the investment income is reflected.

(viii) The statement of financial position contains the following provisions in relation to open tax matters:

	2022 $m
Balance at 1 Jan	**(42)**
Movements in the current year included in tax charge attributable to shareholders	**(40)**
Other movements (including interest arising on open tax matters and amounts included in the Group's share of profits from joint ventures and associates, net of related tax)	**3**
Balance at 31 Dec	**(79)**

(ix) The actual tax rates of the relevant business operations are shown below:

	2022 %							
	Hong Kong	**Indonesia**	**Malaysia**	**Singapore**	**Growth markets and other**	**Eastspring**	**Other operations**	**Total attributable to shareholders**
Tax rate on adjusted operating profit	**6%**	**20%**	**26%**	**16%**	**24%**	**10%**	**(1)%**	**18%**
Tax rate on profit before tax	**(33)%**	**20%**	**26%**	**16%**	**14%**	**10%**	**(1)%**	**31%**

	2021 %							
	Hong Kong	**Indonesia**	**Malaysia**	**Singapore**	**Growth markets and other**	**Eastspring**	**Other operations**	**Total attributable to shareholders**
Tax rate on adjusted operating profit	5%	17%	21%	15%	22%	10%	(3)%	17%
Tax rate on profit before tax	4%	17%	21%	15%	27%	10%	(2)%	17%

B4 Earnings per share

	2022					
	Before tax $m	Tax $m	Non-controlling interests $m	Net of tax and non-controlling interests $m	Basic earnings per share cents	Diluted earnings per share cents
Based on adjusted operating profit	3,375	(614)	(11)	2,750	100.5¢	100.5¢
Short-term fluctuations in investment returns on shareholder-backed business	(1,915)	155	2	(1,758)	(64.3)¢	(64.3)¢
Amortisation of acquisition accounting adjustments	(10)	–	–	(10)	(0.4)¢	(0.4)¢
Gain attaching to corporate transactions	11	5	–	16	0.7¢	0.7¢
Based on profit for the year	1,461	(454)	(9)	998	36.5¢	36.5¢

	2021					
	Before tax $m	Tax $m	Non-controlling interests $m	Net of tax and non-controlling interests $m	Basic earnings per share cents	Diluted earnings per share cents
Based on adjusted operating profit	3,233	(548)	(17)	2,668	101.5¢	101.5¢
Short-term fluctuations in investment returns on shareholder-backed business	(458)	81	(5)	(382)	(14.5)¢	(14.5)¢
Amortisation of acquisition accounting adjustments	(5)	–	–	(5)	(0.2)¢	(0.2)¢
Loss attaching to corporate transactions	(94)	5	–	(89)	(3.4)¢	(3.4)¢
Based on profit for the year	2,676	(462)	(22)	2,192	83.4¢	83.4¢
Based on loss from discontinued US operations				(4,234)	(161.1)¢	(161.1)¢
Based on loss for the year				(2,042)	(77.7)¢	(77.7)¢

Basic earnings per share are calculated based on earnings attributable to ordinary shareholders, after related tax and non-controlling interests, divided by the weighted average number of ordinary shares outstanding during the year, excluding those held in employee share trusts, which are treated as cancelled. For diluted earnings per share, the weighted average number of shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares. The Group's only class of potentially dilutive ordinary shares are those share options granted to employees where the exercise price is less than the average market price of the ordinary shares during the year. No adjustment is made if the impact is anti-dilutive overall.

The weighted average number of shares for calculating basic and diluted earnings per share, which excludes those held in employee share trusts, is set out as below:

Number of shares (in millions)	2022	2021
Weighted average number of shares for calculation of basic earnings per share	2,736	2,628
Shares under option at end of year	1	2
Shares that would have been issued at fair value on assumed option price at end of year	(1)	(2)
Weighted average number of shares for calculation of diluted earnings per share	2,736	2,628

B5 Dividends

	2022		2021	
	Cents per share	$m	Cents per share	$m
Dividends relating to reporting year:				
First interim dividend	**5.74¢**	**154**	5.37¢	140
Second interim dividend	**13.04¢**	**359**	11.86¢	326
Total relating to reporting year	**18.78¢**	**513**	17.23¢	466
Dividends paid in reporting year:				
Current year first interim dividend	**5.74¢**	**154**	5.37¢	138
Second interim dividend for prior year	**11.86¢**	**320**	10.73¢	283
Total paid in reporting year	**17.60¢**	**474**	16.10¢	421

First and second interim dividends are recorded in the period in which they are paid. In addition to the dividends shown in the table above, on 13 September 2021, following approval by the Group's shareholders, Prudential plc demerged its US operations (Jackson) via a dividend in specie of $1,735 million.

Dividend per share

The 2022 first interim dividend of 5.74 cents per ordinary share was paid to eligible shareholders on 27 September 2022.

On 15 May 2023, Prudential will pay a second interim dividend of 13.04 cents per ordinary share for the year ended 31 December 2022. The second interim dividend will be paid to shareholders included on the UK register at 5.00pm (Greenwich Mean Time) and to shareholders on the HK branch register at 4.30pm (Hong Kong Time) on 24 March 2023 (Record Date), and also to the Holders of US American Depositary Receipts (ADRs) as at 24 March 2023. The second interim dividend will be paid on or about 22 May 2023 to shareholders with shares standing to the credit of their securities accounts with The Central Depository (Pte) Limited (CDP) at 5.00pm (Singapore Time) on the Record Date.

Shareholders holding shares on the UK or HK share registers will continue to receive their dividend payments in either GBP or HKD respectively, unless they elect otherwise. Shareholders holding shares on the UK or HK registers may elect to receive dividend payments in USD. Elections must be made through the relevant UK or HK share registrar on or before 19 April 2023. The corresponding amounts per share in GBP and HKD are expected to be announced on or about 27 April 2023. The USD to GBP and HKD conversion rates will be determined by the actual rates achieved by Prudential buying those currencies prior to the subsequent announcement.

Holders of ADRs will continue to receive their dividend payments in USD. Shareholders holding an interest in Prudential shares through CDP in Singapore will continue to receive their dividend payments in SGD at an exchange rate determined by CDP.

Shareholders on the UK register are eligible to participate in a Dividend Reinvestment Plan.

C Financial position

C1 Group assets and liabilities by business type

The analysis below is structured to show the investments and other assets and liabilities of the Group by reference to the differing degrees of policyholder and shareholder economic interest of the different types of business.

Debt securities are analysed below according to the issuing government for sovereign debt and to credit ratings for the rest of the securities. The Group uses the middle of the Standard & Poor's, Moody's and Fitch ratings, where available. Where ratings are not available from these rating agencies, local external rating agencies' ratings and lastly internal ratings have been used. Securities with none of the ratings listed above are classified as unrated and included under the 'below BBB- and unrated' category. The total securities (excluding sovereign debt) that were unrated at 31 December 2022 were $1,152 million (31 December 2021: $1,130 million). Additionally, government debt is shown separately from the rating breakdowns in order to provide a more focused view of the credit portfolio.

In the table below, AAA is the highest possible rating. Investment grade financial assets are classified within the range of AAA to BBB- ratings. Financial assets which fall outside this range are classified as below BBB-.

C1 Group assets and liabilities by business type continued

	31 Dec 2022 $m								
	Asia and Africa								
	Insurance								
	With-profits note (i)	Unit-linked note (i)	Other note (i)	Eastspring	Elimina-tions	Total	Unallocated to a segment	Elimination of intra-group debtors and creditors	Group total
Debt securities notes (ii)(iv)									
Sovereign debt									
Indonesia	482	589	483	3	–	1,557	–	–	1,557
Singapore	3,240	507	917	67	–	4,731	–	–	4,731
Thailand	–	–	1,456	–	–	1,456	–	–	1,456
United Kingdom	–	4	–	–	–	4	–	–	4
United States	19,983	54	1,854	–	–	21,891	–	–	21,891
Vietnam	1	12	2,397	–	–	2,410	–	–	2,410
Other (predominantly Asia)	2,041	646	3,288	27	–	6,002	–	–	6,002
Subtotal	25,747	1,812	10,395	97	–	38,051	–	–	38,051
Other government bonds									
AAA	1,480	85	108	–	–	1,673	–	–	1,673
AA+ to AA-	105	21	27	–	–	153	–	–	153
A+ to A-	746	139	248	–	–	1,133	–	–	1,133
BBB+ to BBB-	292	77	134	–	–	503	–	–	503
Below BBB- and unrated	227	22	323	–	–	572	–	–	572
Subtotal	2,850	344	840	–	–	4,034	–	–	4,034
Corporate bonds									
AAA	996	181	362	–	–	1,539	–	–	1,539
AA+ to AA-	1,951	385	1,556	–	–	3,892	–	–	3,892
A+ to A-	7,230	524	4,348	–	–	12,102	–	–	12,102
BBB+ to BBB-	7,885	1,325	3,974	1	–	13,185	–	–	13,185
Below BBB- and unrated	2,090	444	1,282	–	–	3,816	–	–	3,816
Subtotal	20,152	2,859	11,522	1	–	34,534	–	–	34,534
Asset-backed securities									
AAA	168	5	126	–	–	299	–	–	299
AA+ to AA-	6	1	3	–	–	10	–	–	10
A+ to A-	20	–	14	–	–	34	–	–	34
BBB+ to BBB-	14	–	9	–	–	23	–	–	23
Below BBB- and unrated	2	1	1	–	–	4	–	–	4
Subtotal	210	7	153	–	–	370	–	–	370
Total debt securities	48,959	5,022	22,910	98	–	76,989	–	–	76,989
Loans									
Mortgage loans	–	–	140	–	–	140	–	–	140
Policy loans	1,498	–	422	–	–	1,920	–	–	1,920
Other loans	472	–	4	–	–	476	–	–	476
Total loans	1,970	–	566	–	–	2,536	–	–	2,536
Equity securities and holdings in collective investment schemes									
Direct equities	13,063	11,379	2,139	61	–	26,642	266	–	26,908
Collective investment schemes	19,057	6,760	4,950	2	–	30,769	2	–	30,771
Total equity securities and holdings in collective investment schemes	32,120	18,139	7,089	63	–	57,411	268	–	57,679
Other financial investments note (iii)	1,793	379	2,816	107	–	5,095	1,749	–	6,844
Total financial investments note (v)	84,842	23,540	33,381	268	–	142,031	2,017	–	144,048
Investment properties	–	–	37	–	–	37	–	–	37
Investments in joint ventures and associates accounted for using the equity method	–	–	1,601	314	–	1,915	–	–	1,915
Cash and cash equivalents note (vi)	1,038	749	1,791	127	–	3,705	1,809	–	5,514
Reinsurers' share of insurance contract liabilities note C3.3	145	–	2,662	–	–	2,807	–	–	2,807
Other assets note (vii)	1,156	154	9,665	713	(67)	11,621	3,409	(3,409)	11,621
Total assets	87,181	24,443	49,137	1,422	(67)	162,116	7,235	(3,409)	165,942
Shareholders' equity	–	–	14,407	1,058	–	15,465	1,495	–	16,960
Non-controlling interests	–	–	43	124	–	167	–	–	167
Total equity	–	–	14,450	1,182	–	15,632	1,495	–	17,127
Contract liabilities and unallocated surplus of with-profits funds	77,687	22,842	25,229	–	–	125,758	–	–	125,758
Core structural borrowings	–	–	–	–	–	–	4,261	–	4,261
Operational borrowings	118	–	86	15	–	219	596	–	815
Other liabilities note (viii)	9,376	1,601	9,372	225	(67)	20,507	883	(3,409)	17,981
Total liabilities	87,181	24,443	34,687	240	(67)	146,484	5,740	(3,409)	148,815
Total equity and liabilities	87,181	24,443	49,137	1,422	(67)	162,116	7,235	(3,409)	165,942

	31 Dec 2021 $m								
	Asia and Africa								
	Insurance								
	With-profits note (i)	Unit-linked note (i)	Other note (i)	Eastspring	Eliminations	Total	Unallocated to a segment	Elimination of intra-group debtors and creditors	Group total
Debt securities notes (ii)(iv)									
Sovereign debt									
Indonesia	414	598	609	11	–	1,632	–	–	1,632
Singapore	3,684	550	1,068	126	–	5,428	–	–	5,428
Thailand	–	–	1,577	3	–	1,580	–	–	1,580
United Kingdom	–	7	–	–	–	7	226	–	233
United States	28,552	47	3,525	–	–	32,124	–	–	32,124
Vietnam	–	20	3,022	–	–	3,042	–	–	3,042
Other (predominantly Asia)	2,030	720	4,001	21	–	6,772	–	–	6,772
Subtotal	34,680	1,942	13,802	161	–	50,585	226	–	50,811
Other government bonds						–			
AAA	1,472	86	246	–	–	1,804	–	–	1,804
AA+ to AA-	45	2	12	–	–	59	–	–	59
A+ to A-	667	119	304	–	–	1,090	–	–	1,090
BBB+ to BBB-	121	16	116	–	–	253	–	–	253
Below BBB- and unrated	204	15	450	–	–	669	–	–	669
Subtotal	2,509	238	1,128	–	–	3,875	–	–	3,875
Corporate bonds						–			
AAA	1,222	236	411	–	–	1,869	–	–	1,869
AA+ to AA-	2,203	359	1,858	–	–	4,420	–	–	4,420
A+ to A-	9,046	675	5,294	–	–	15,015	–	–	15,015
BBB+ to BBB-	9,523	1,711	5,105	–	–	16,339	–	–	16,339
Below BBB- and unrated	4,009	678	1,827	–	–	6,514	–	–	6,514
Subtotal	26,003	3,659	14,495	–	–	44,157	–	–	44,157
Asset-backed securities						–			
AAA	88	6	74	–	–	168	–	–	168
AA+ to AA-	6	1	4	–	–	11	–	–	11
A+ to A-	26	–	17	–	–	43	–	–	43
BBB+ to BBB-	15	–	9	–	–	24	–	–	24
Below BBB- and unrated	2	2	1	–	–	5	–	–	5
Subtotal	137	9	105	–	–	251	–	–	251
Total debt securities	63,329	5,848	29,530	161	–	98,868	226	–	99,094
Loans						–			
Mortgage loans	–	–	150	–	–	150	–	–	150
Policy loans	1,365	–	368	–	–	1,733	–	–	1,733
Other loans	668	–	11	–	–	679	–	–	679
Total loans	2,033	–	529	–	–	2,562	–	–	2,562
Equity securities and holdings in collective investment schemes									
Direct equities	10,290	12,812	2,286	84	–	25,472	683	–	26,155
Collective investment schemes	23,950	7,704	3,787	3	–	35,444	2	–	35,446
Total equity securities and holdings in collective investment schemes	34,240	20,516	6,073	87	–	60,916	685	–	61,601
Other financial investments note (iii)	1,561	149	2,318	106	–	4,134	1,088	–	5,222
Total financial investments note (v)	101,163	26,513	38,450	354	–	166,480	1,999	–	168,479
Investment properties	–	–	38	–	–	38	–	–	38
Investments in joint ventures and associates accounted for using the equity method	–	–	1,878	305	–	2,183	–	–	2,183
Cash and cash equivalents note (vi)	905	911	1,444	181	–	3,441	3,729	–	7,170
Reinsurers' share of insurance contract liabilities note C3.3	225	–	9,528	–	–	9,753	–	–	9,753
Other assets note (vii)	1,184	166	9,191	759	(51)	11,249	3,608	(3,378)	11,479
Total assets	103,477	27,590	60,529	1,599	(51)	193,144	9,336	(3,378)	199,102
Shareholders' equity	–	–	14,289	1,120	–	15,409	1,679	–	17,088
Non-controlling interests	–	–	45	131	–	176	–	–	176
Total equity	–	–	14,334	1,251	–	15,585	1,679	–	17,264
Contract liabilities and unallocated surplus of with-profits funds	94,002	25,651	37,646	–	–	157,299	–	–	157,299
Core structural borrowings	–	–	–	–	–	–	6,127	–	6,127
Operational borrowings	142	–	106	18	–	266	595	–	861
Other liabilities note (viii)	9,333	1,939	8,443	330	(51)	19,994	935	(3,378)	17,551
Total liabilities	103,477	27,590	46,195	348	(51)	177,559	7,657	(3,378)	181,838
Total equity and liabilities	103,477	27,590	60,529	1,599	(51)	193,144	9,336	(3,378)	199,102

C1 Group assets and liabilities by business type continued

Notes

(i) 'With-profits' comprises the with-profits assets and liabilities of the Hong Kong, Malaysia and Singapore operations. 'Unit-linked' comprises the assets and liabilities held in the unit-linked funds. 'Other' includes assets and liabilities of other participating business and other non-linked shareholder-backed business.

(ii) Of the Group's debt securities, the following amounts were held by the consolidated investment funds.

	31 Dec 2022 $m	31 Dec 2021 $m
Debt securities held by consolidated investment funds	**11,899**	15,076

(iii) Other financial investments comprise derivative assets and deposits.

(iv) The credit ratings, information or data contained in this report which are attributed and specifically provided by Standard & Poor's, Moody's and Fitch Solutions and their respective affiliates and suppliers ('Content Providers') is referred to here as the 'Content'. Reproduction of any Content in any form is prohibited except with the prior written permission of the relevant party. The Content Providers do not guarantee the accuracy, adequacy, completeness, timeliness or availability of any Content and are not responsible for any errors or omissions (negligent or otherwise), regardless of the cause, or for the results obtained from the use of such Content. The Content Providers expressly disclaim liability for any damages, costs, expenses, legal fees, or losses (including lost income or lost profit and opportunity costs) in connection with any use of the Content. A reference to a particular investment or security, a rating or any observation concerning an investment that is part of the Content is not a recommendation to buy, sell or hold any such investment or security, nor does it address the suitability of an investment or security and should not be relied on as investment advice.

(v) Of the total financial investments of $144,048 million as at 31 December 2022 (31 December 2021: $168,479 million), $68,955 million (31 December 2021: $71,524 million) are expected to be recovered within one year, including equity securities and holdings in collective investment schemes.

(vi) Cash and cash equivalents consist of cash at bank and in hand, deposits held at call with banks, treasury bills and other short-term highly liquid investments with less than 90 days maturity from the date of acquisition and are analysed as follows:

	31 Dec 2022 $m	31 Dec 2021 $m
Cash	**1,878**	1,902
Cash equivalents	**3,636**	5,268
Total cash and cash equivalents	**5,514**	7,170
Analysed as:		
Held by the Group's holding and non-regulated entities and available for general use	**1,809**	3,729
Other funds not available for general use by the Group, including funds held for the benefit of policyholders	**3,705**	3,441
Total cash and cash equivalents	**5,514**	7,170

* The Group's cash and cash equivalents are held in the following currencies as at 31 December 2022: USD 45 per cent, GBP 11 per cent, HKD 5 per cent, SGD 5 per cent, MYR 14 per cent and other currencies 20 per cent (31 December 2021: USD 59 per cent, GBP 7 per cent, HKD 3 per cent, SGD 3 per cent, MYR 9 per cent and other currencies 19 per cent).

(vii) 'Other assets' at 31 December 2022, comprise goodwill, intangibles (including deferred acquisition costs), property, plant and equipment (see note C11), tax balances and accrued investment income and other debtors, which are analysed as follows:

	31 Dec 2022 $m	31 Dec 2021 $m
Interest receivable	**885**	872
Other accrued income	**250**	299
Total accrued investment income	**1,135**	1,171
Amounts receivable due from:		
Policyholders	**644**	686
Intermediaries	**–**	4
Reinsurers	**192**	226
Other sundry debtors	**858**	863
Total other debtors	**1,694**	1,779
Total accrued investment income and other debtors	**2,829**	2,950
Analysed as:		
Expected to be settled within one year	**2,700**	2,761
Expected to be settled beyond one year	**129**	189
	2,829	2,950

(viii) Within 'Other liabilities' at 31 December 2022 are accruals, deferred income and other liabilities of $8,777 million (31 December 2021: $7,983 million), which are analysed as follows (detailed maturity analysis is provided in note C2.3):

	31 Dec 2022 $m	31 Dec 2021 $m
Accruals and deferred income	**539**	565
Creditors arising from direct insurance and reinsurance operations	**3,000**	1,120
Interest payable	**59**	77
Funds withheld under reinsurance agreements	**2,040**	1,545
Other creditors	**3,139**	4,676
Total accruals, deferred income and other creditors	**8,777**	7,983

C2 Fair value measurement

The Group uses the trade date method to account for regular purchases and sales of financial assets. The Group holds financial assets in accordance with IAS 39, whereby subject to specific criteria, financial instruments are required to be accounted for under one of the following categories:

- *Financial assets and liabilities at fair value through profit or loss (FVTPL): this comprises assets and liabilities designated by management as FVTPL on inception and derivatives. This includes instruments that are managed and the performance evaluated on a fair value basis, including liabilities related to net assets attributable to unit holders of consolidated investment funds and policyholder liabilities for investment contracts without discretionary participation features. All investments within this category are measured at fair value with all changes thereon being recognised in investment return in the income statement.*
- *Financial investments on an available-for-sale (AFS) basis: this comprises assets that are designated by management as AFS and/or do not fall into any of the other categories. These assets are initially recognised at fair value plus attributable transaction costs and are subsequently measured at fair value. Interest and/or dividend income is recognised in the income statement. Unrealised gains and losses are recognised in other comprehensive income. Upon disposal or impairment, accumulated unrealised gains and losses are transferred from other comprehensive income to the income statement as realised gains or losses. Subsequent to the demerger of Jackson in September 2021, the Group has designated its retained interest in Jackson (as described in note D1.2) as AFS equity securities.*
- *Loans and receivables: except for those designated as FVTPL or AFS, these instruments comprise non-quoted investments that have fixed or determinable payments, including loans collateralised by mortgages, deposits, loans to policyholders and other unsecured loans and receivables. These investments are initially recognised at fair value plus transaction costs. Subsequently, these instruments are carried at amortised cost using the effective interest method. The effective interest rate is the rate that exactly discounts estimated future cash receipts through the expected life of the financial instrument or, when appropriate, a shorter period to the net carrying amount of the financial asset. When assets held at amortised cost are subject to impairment testing, estimated future cash flows are compared to the carrying value of the asset. The estimated future cash flows are discounted using the financial asset's original or variable effective interest rate and exclude credit losses that have not yet been incurred. If, in subsequent periods, an impaired loan or receivable recovers in value (in part or in full) and this recovery can be objectively related to an event occurring after the impairment, then any amount determined to have been recovered is reversed through the income statement.*

C2.1 Determination of fair value

The fair values of the financial instruments for which fair valuation is required under IFRS Standards are determined by the use of quoted market prices for exchange-quoted investments, or by using quotations from independent third parties, such as brokers and pricing services or by using appropriate valuation techniques.

The estimated fair value of derivative financial instruments reflects the estimated amount the Group would receive or pay in an arm's-length transaction. This amount is determined using quoted prices if exchange listed, quotations from independent third parties or valued internally using standard market practices.

Other than the loans which have been designated at fair value through profit or loss, the carrying value of loans and receivables is presented net of provisions for impairment. The fair value of loans is estimated from discounted cash flows expected to be received.

The fair value of the subordinated and senior debt issued by the parent company is determined using quoted prices from independent third parties.

The fair value of financial liabilities (other than subordinated debt, senior debt and derivative financial instruments) is determined using discounted cash flows of the amounts expected to be paid.

Valuation approach for level 2 fair valued assets and liabilities

A significant proportion of the Group's level 2 assets are corporate bonds, structured securities and other non-national government debt securities. These assets, in line with market practice, are generally valued using a designated independent pricing service or quote from third-party brokers. These valuations are subject to a number of monitoring controls, such as comparison to multiple pricing sources where available, monthly price variances, stale price reviews and variance analysis on prices achieved on subsequent trades.

When prices are not available from pricing services, quotes are sourced directly from brokers. Prudential seeks to obtain a number of quotes from different brokers so as to obtain the most comprehensive information available on their executability. The selected quote is the one which best represents an executable quote for the security at the measurement date.

Generally, no adjustment is made to the prices obtained from independent third parties. Adjustments are made in only limited circumstances, where it is determined that the third-party valuations obtained do not reflect fair value (eg either because the value is stale and/or the values are extremely diverse in range). Securities valued in such manner are classified as level 3 where these significant inputs are not based on observable market data.

Valuation approach for level 3 fair valued assets and liabilities

Investments valued using valuation techniques include financial investments which by their nature do not have an externally quoted price based on regular trades, and financial investments for which markets are no longer active as a result of market conditions, eg market illiquidity.

The Group's valuation policies, procedures and analyses for instruments categorised as level 3 are overseen by Business Unit committees as part of the Group's wider financial reporting governance processes. The procedures undertaken include approval of valuation methodologies, verification processes, and resolution of significant or complex valuation issues. In addition, the Group has minimum standards for independent price verification to ensure valuation accuracy is regularly independently verified. Adherence to this policy is monitored across the business units.

C2 Fair value measurement continued

C2.2 Fair value measurement hierarchy of Group assets and liabilities

(a) Assets and liabilities carried at fair value on the statement of financial position

The table below shows the assets and liabilities carried at fair value analysed by level of the IFRS 13 'Fair Value Measurement' defined fair value hierarchy. This hierarchy is based on the inputs to the fair value measurement and reflects the lowest level input that is significant to that measurement.

All assets and liabilities held at fair value are classified as fair value through profit or loss, except for $266 million of financial assets classified as available-for-sale at 31 December 2022 (31 December 2021: $909 million), all of which (31 December 2021: $683 million) related to the Group's retained interest in Jackson's equity securities. All assets and liabilities held at fair value are measured on a recurring basis. As of 31 December 2022, the Group did not have any financial instruments that are measured at fair value on a non-recurring basis.

Financial instruments at fair value

	31 Dec 2022 $m			
	Level 1	Level 2	Level 3	
	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs note (i)	Valuation based on significant unobservable market inputs note (ii)	Total
Loans	–	447	3	450
Equity securities and holdings in collective investment schemes	49,725	7,130	824	57,679
Debt securities	57,215	19,736	38	76,989
Derivative assets	82	487	–	569
Derivative liabilities	(778)	(223)	–	(1,001)
Total financial investments, net of derivative liabilities	106,244	27,577	865	134,686
Investment contract liabilities without discretionary participation features	–	(741)	–	(741)
Net asset value attributable to unit holders of consolidated investment funds	(4,193)	–	–	(4,193)
Total financial instruments at fair value	102,051	26,836	865	129,752
Percentage of total (%)	78%	21%	1%	100%
Analysed by business type:				
Financial investments net of derivative liabilities, at fair value				
With-profits	65,880	14,605	748	81,233
Unit-linked	21,319	1,851	4	23,174
Non-linked shareholder-backed business	19,045	11,121	113	30,279
Total financial investments net of derivative liabilities, at fair value	106,244	27,577	865	134,686
Percentage of total (%)	78%	21%	1%	100%
Total financial investments net of derivative liabilities, at fair value	106,244	27,577	865	134,686
Other financial liabilities at fair value	(4,193)	(741)	–	(4,934)
Total financial instruments at fair value	102,051	26,836	865	129,752

	31 Dec 2021 $m			
	Level 1	Level 2	Level 3	
	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs note (i)	Valuation based on significant unobservable market inputs note (ii)	Total
Loans	–	616	5	621
Equity securities and holdings in collective investment schemes	54,107	6,917	577	61,601
Debt securities	76,049	22,987	58	99,094
Derivative assets	359	122	–	481
Derivative liabilities	(146)	(116)	–	(262)
Total financial investments, net of derivative liabilities	130,369	30,526	640	161,535
Investment contract liabilities without discretionary participation features	–	(814)	–	(814)
Net asset value attributable to unit holders of consolidated investment funds	(5,618)	(46)	–	(5,664)
Total financial instruments at fair value	124,751	29,666	640	155,057
Percentage of total (%)	81%	19%	0%	100%
Analysed by business type:				
Financial investments net of derivative liabilities, at fair value				
With-profits	82,489	15,438	506	98,433
Unit-linked	24,024	2,343	5	26,372
Non-linked shareholder-backed business	23,856	12,745	129	36,730
Total financial investments net of derivative liabilities, at fair value	130,369	30,526	640	161,535
Percentage of total (%)	81%	19%	0%	100%
Total financial investments net of derivative liabilities, at fair value	130,369	30,526	640	161,535
Other financial liabilities at fair value	(5,618)	(860)	–	(6,478)
Total financial instruments at fair value	124,751	29,666	640	155,057

Notes

(i) Of the total level 2 debt securities of $19,736 million at 31 December 2022 (31 December 2021: $22,987 million), $37 million (31 December 2021: $24 million) are valued internally.

(ii) At 31 December 2022, the Group held $865 million (31 December 2021: $640 million) of net financial instruments at fair value within level 3. This represents less than 1 per cent of the total fair-valued financial assets, net of financial liabilities, for both years and comprises the following items:
- Equity securities and holdings in collective investment schemes of $824 million (31 December 2021: $557 million) consisting primarily of property and infrastructure funds held by the participating funds, which are externally valued using the net asset value of the invested entities. Equity securities of $1 million (31 December 2021: $1 million) are internally valued, representing less than 0.1 per cent for all periods of the total fair-valued financial assets net of financial liabilities. Internal valuations are inherently more subjective than external valuations; and
- Other sundry individual financial instruments of a net asset of $41 million (31 December 2021: net asset of $63 million).

Of the net financial instruments of $865 million at 31 December 2022 (31 December 2021: $640 million) referred to above:
- A net asset of $752 million (31 December 2021: $511 million) is held by the Group's with-profits and unit-linked funds and therefore shareholders' profit and equity are not impacted by movements in the valuation of these financial instruments; and
- A net asset of $113 million (31 December 2021: $129 million) is held to support non-linked shareholder-backed business, of which $111 million (31 December 2021: $112 million) are primarily private equity investments and corporate bonds externally valued using the net asset value of the invested entities and external prices adjusted to reflect the specific known conditions relating to these bonds (eg distressed securities) and are therefore inherently less subjective than internal valuations. If the value of all these level 3 financial instruments decreased by 10 per cent, the change in valuation would be $(11) million (31 December 2021: $(13) million), which would reduce shareholders' equity by this amount before tax. All of this amount would pass through the income statement substantially as part of short-term fluctuations in investment returns outside of adjusted operating profit.

(b) Transfers into and transfers out of levels

The Group's policy is to recognise transfers into and out of levels as of the end of each reporting period except for material transfers which are recognised as of the date of the event or change in circumstances that caused the transfer. Transfers are deemed to have occurred when there is a material change in the observed valuation inputs or a change in the level of trading activities of the securities.

During 2022, the transfers between levels within the portfolios were primarily transfers from level 1 to level 2 of $2,640 million (31 December 2021: $3,789 million) and transfers from level 2 to level 1 of $1,982 million (31 December 2021: $1,742 million). These transfers primarily reflect the change in the observed valuation inputs of equity securities and debt securities and, in certain cases, the change in the level of trading activities of the securities. There were transfers from level 3 to level 2 of $15 million in the year (31 December 2021: $12 million) and no transfers into level 3 (31 December 2021: $30 million).

C2 Fair value measurement continued

C2.2 Fair value measurement hierarchy of Group assets and liabilities continued

Reconciliation of movements in level 3 assets and liabilities measured at fair value

The following table reconciles the value of level 3 fair valued assets and liabilities at the beginning and end of the years shown.

Total investment return recorded in the income statement represents interest and dividend income, realised gains and losses, unrealised gains and losses on the assets classified at fair value through profit and loss and foreign exchange movements on an individual entity's overseas investments. Total gains and losses recorded in other comprehensive income comprises the translation of investments into the Group's presentational currency of USD.

	2022 $m			
	Loans	Equity securities and holdings in collective investment schemes	Debt securities	Group total
Balance at 1 Jan	**5**	**577**	**58**	**640**
Total losses in income statement note	**(2)**	**(31)**	**(2)**	**(35)**
Total losses recorded in other comprehensive income	**–**	**(6)**	**(3)**	**(9)**
Purchases and other additions	**–**	**305**	**–**	**305**
Sales	**–**	**(21)**	**–**	**(21)**
Transfers out of level 3	**–**	**–**	**(15)**	**(15)**
Balance at 31 Dec	**3**	**824**	**38**	**865**

	2021 $m			
	Loans	Equity securities and holdings in collective investment schemes	Debt securities	Group total
Balance at 1 Jan	6	445	33	484
Total (losses) gains in income statement note	(1)	6	(3)	2
Total losses recorded in other comprehensive income	–	(5)	(2)	(7)
Purchases and other additions	–	143	–	143
Transfers (out of) into level 3	–	(12)	30	18
Balance at 31 Dec	5	577	58	640

Note

Of the total net losses in the income statement of $(35) million in 2022 (2021: net gains of $2 million), $(12) million (2021: $2 million) relates to net unrealised gains and losses of financial instruments still held at the end of the year, which can be analysed as follows:

	2022 $m	2021 $m
Loans	**(2)**	(1)
Equity securities and holdings in collective investment schemes	**(8)**	6
Debt securities	**(2)**	(3)
Total net (losses) gains	**(12)**	2

(c) Assets and liabilities at amortised cost and their fair value

The table below shows the financial assets and liabilities carried at amortised cost on the statement of financial position and their fair value. Cash deposits, accrued income, other debtors, accruals, deferred income and other liabilities are excluded from the analysis below, as these are carried at amortised cost which approximates fair value. The carrying value of investment contracts with discretionary participation features is on an IFRS 4 basis, which is also excluded from the analysis below, as it is impractical to determine the fair value of these contracts due to the lack of a reliable basis to measure participation features.

	31 Dec 2022 $m		31 Dec 2021 $m	
	Carrying value	Fair value	Carrying value	Fair value
Assets				
Loans	**2,086**	**2,207**	1,941	2,152
Liabilities				
Core structural borrowings of shareholder-financed businesses	**(4,261)**	**(3,834)**	(6,127)	(6,565)
Operational borrowings (excluding lease liabilities)	**(516)**	**(516)**	(514)	(514)
Obligations under funding, securities lending and sale and repurchase agreements	**(582)**	**(582)**	(223)	(223)
Total net financial liabilities at amortised cost	**(3,273)**	**(2,725)**	(4,923)	(5,150)

The fair value of the assets and liabilities in the table above, with the exception of the subordinated and senior debt issued by the parent company, has been estimated from the discounted cash flows expected to be received or paid. All the assets and liabilities in the table above have been classified within level 2 at 31 December 2022 and 2021, reflecting the observability of the inputs used to derive their fair value. The fair value of the subordinated and senior debt issued by the parent company is determined using quoted prices from independent third parties.

C2.3 Additional information on financial instruments

(a) Financial risk

Liquidity analysis

Contractual maturities of financial liabilities on an undiscounted cash flow basis

The following table sets out the contractual maturities for applicable classes of financial liabilities, excluding derivative liabilities and investment contracts that are separately presented. The financial liabilities are included in the column relating to the contractual maturities of the undiscounted cash flows (including contractual interest payments) based on the earliest period in which the Group can be required to pay assuming conditions are consistent with those of year end.

	31 Dec 2022 $m									
		Contractual maturity profile for financial liabilities								
	Total carrying value	1 year or less	1-2 years	2-5 years	5-10 years	10-15 years	15-20 years	Over 20 years	No stated maturity	Total undiscounted cash flows
Core structural borrowings of shareholder-financed businesses [note C5.1]	**4,261**	**509**	**124**	**370**	**2,598**	**1,024**	**–**	**–**	**750**	**5,375**
Lease liabilities under IFRS 16 [note C5.2]	**299**	**101**	**76**	**127**	**28**	**9**	**–**	**–**	**–**	**341**
Other operational borrowings [note C5.2]	**516**	**516**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**516**
Obligations under funding, securities lending and sale and repurchase agreements	**582**	**582**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**582**
Accruals, deferred income and other liabilities	**8,777**	**6,258**	**–**	**–**	**–**	**–**	**–**	**–**	**2,519**	**8,777**
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	**4,193**	**4,193**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**4,193**
Total financial liabilities	**18,628**	**12,159**	**200**	**497**	**2,626**	**1,033**	**–**	**–**	**3,269**	**19,784**

	31 Dec 2021 $m									
		Contractual maturity profile for financial liabilities								
	Total carrying value	1 year or less	1-2 years	2-5 years	5-10 years	10-15 years	15-20 years	Over 20 years	No stated maturity	Total undiscounted cash flows
Core structural borrowings of shareholder-financed businesses [note C5.1]	6,127	1,872	551	702	1,817	1,642	–	–	750	7,334
Lease liabilities under IFRS 16 [note C5.2]	347	110	81	135	45	11	–	–	–	382
Other operational borrowings [note C5.2]	514	514	–	–	–	–	–	–	–	514
Obligations under funding, securities lending and sale and repurchase agreements	223	223	–	–	–	–	–	–	–	223
Accruals, deferred income and other liabilities	7,983	5,972	–	–	–	–	–	–	2,011	7,983
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	5,664	5,664	–	–	–	–	–	–	–	5,664
Total financial liabilities	20,858	14,355	632	837	1,862	1,653	–	–	2,761	22,100

C2 Fair value measurement continued

C2.3 Additional information on financial instruments continued

Maturity analysis of derivatives

The following table shows the carrying value of the gross and net derivative positions.

	Carrying value of net derivatives $m		
	Derivative assets	Derivative liabilities	Net derivative position
31 Dec 2022	**569**	**(1,001)**	**(432)**
31 Dec 2021	481	(262)	219

All net derivatives have been included at fair value due within one year or less, representing the basis on which they are managed (ie to manage principally asset or liability value exposures). The Group has no cash flow hedges and, in general, contractual maturities are not considered essential for an understanding of the timing of the cash flows for these instruments.

Maturity analysis of investment contracts

The table below shows the maturity profile for investment contracts based on undiscounted cash flow projections of expected benefit payments.

	Maturity profile for investment contracts $m							
	Total carrying value	1 year or less	1-5 years	5-10 years	10-15 years	15-20 years	Over 20 years	Total undiscounted cash flows
31 Dec 2022	**420**	**11**	**369**	**98**	**22**	**8**	**4**	**512**
31 Dec 2021	459	14	442	63	16	6	2	543

The undiscounted cash flows in the maturity profile shown above excludes contracts which have no stated maturity but which are repayable on demand.

Most investment contracts have options to surrender early, often subject to surrender or other penalties. Therefore, most contracts can be said to have a contractual maturity of less than one year, but the additional charges and term of the contracts mean these are unlikely to be exercised in practice and the more useful information is to present information on expected payment.

The vast majority of the Group's financial assets are held to back the Group's policyholder liabilities. Although asset/liability matching is an important component of managing policyholder liabilities (both those classified as insurance and those classified as investments), this profile is mainly relevant for managing market risk rather than liquidity risk. Within each business unit, this asset/liability matching is performed on a portfolio-by-portfolio basis.

In terms of liquidity risk, a large proportion of the policyholder liabilities contain discretionary surrender values or surrender charges, meaning that many of the Group's liabilities are expected to be held for the long term. Much of the Group's investment portfolios are in marketable securities, which can therefore be converted quickly to liquid assets.

For the reasons provided above, an analysis of the Group's assets by contractual maturity is not considered meaningful to evaluate the nature and extent of the Group's liquidity risk.

Credit risk

The Group's maximum exposure to credit risk of financial instruments before any allowance for collateral or allocation of losses to policyholders is represented by the carrying value of financial instruments on the balance sheet that have exposures to credit risk comprising cash and cash equivalents, deposits, debt securities, loans and derivative assets, accrued investment income and other debtors. Further details of collateral in place in relation to derivatives, securities lending, repurchase and reverse repurchase agreements and other transactions are provided in note (c) below. The Group's exposure to credit risk is further discussed in the Risk review report.

Of the total loans and receivables held at 31 December 2022, $6 million (31 December 2021: $7 million) are past their due date but are not impaired, of which $1 million are less than one year past their due date (31 December 2021: $2 million). The Group expects full recovery of these loans and receivables.

There are no financial assets that would have been past due or impaired had the terms not been renegotiated in both years.

In addition, the Group did not take possession of any other collateral held as security in both years.

Foreign exchange risk

As at 31 December 2022, the Group held 27 per cent (31 December 2021: 26 per cent) of its financial assets and 64 per cent (31 December 2021: 63 per cent) of its financial liabilities in currencies mainly USD, other than the functional currency of the relevant business units or the currency to which the functional currency is pegged (eg financial assets and liabilities of USD denominated business in Hong Kong). The exchange risks inherent in these exposures are mitigated through the use of derivatives, mainly forward currency contracts and currency swaps as described in note (b) below.

The amount of exchange gain recognised in the income statement in 2022, except for those arising on financial instruments measured at fair value through profit or loss, is $234 million (2021: loss of $(132) million).

(b) Derivatives and hedging

Derivative financial instruments are used to reduce or manage investment, interest rate and currency exposures, to facilitate efficient portfolio management and for investment purposes.

The Group does not regularly seek to apply fair value or cash flow hedging treatment under IAS 39. The Group has no net investment, fair value or cash flow hedges under IAS 39 at 31 December 2022 and 2021. All derivatives that are not designated as hedging instruments are carried at fair value, with movements in fair value being recorded in the income statement.

Embedded derivatives are embedded within other non-derivative host financial instruments and insurance contracts to create hybrid instruments. Embedded derivatives meeting the definition of an insurance contract are accounted for under IFRS 4. Where economic characteristics and risks of the embedded derivatives are not closely related to the economic characteristics and risks of the host instrument, and where the hybrid instrument is not measured at fair value with the changes in fair value recognised in the income statement, the embedded derivative is required to be bifurcated and carried at fair value as a derivative measured in accordance with IAS 39.

In addition, the Group applies the option under IFRS 4 to not separate and fair value surrender options embedded in host contracts and with-profits investment contracts whose strike price is either a fixed amount or a fixed amount plus interest.

Derivatives held and their purpose

The Group enters into a variety of exchange traded and over-the-counter derivative financial instruments, including futures, options, forward contracts, swaps and swaptions.

All over-the-counter derivative transactions are conducted under standardised ISDA (International Swaps and Derivatives Association Inc) master agreements and collateral agreements are in place between the individual entities and relevant counterparties under each of these market master agreements.

Derivatives are used for efficient portfolio management to obtain cost effective and management of exposure to various markets in accordance with the Group's investment strategies and to manage exposure to interest rate, currency, credit and other business risks. The Group also uses interest rate derivatives to reduce exposure to interest rate volatility.

(c) Derecognition, collateral and offsetting

Derecognition of financial assets and liabilities

The Group's policy is to derecognise financial assets when it is deemed that substantially all the risks and rewards of ownership have been transferred.

The Group derecognises financial liabilities only when the obligation specified in the contract is discharged, cancelled or has expired.

Reverse repurchase agreements

The Group is party to various reverse repurchase agreements under which securities are purchased from third parties with an obligation to resell the securities. The securities are not recognised as investments in the statement of financial position but the right to receive the cash paid is recognised as deposits.

The Group has entered into reverse repurchase transactions under which it purchased securities and had taken on the obligation to resell the securities. At 31 December 2022, the fair value of the collateral held in respect of these transactions, which is represented by the purchased securities, was $3,244 million (31 December 2021: $2,149 million).

Securities lending and repurchase agreements

The Group is also party to various securities lending agreements (including repurchase agreements) under which securities are loaned to third parties on a short-term basis. The loaned securities are not derecognised; rather, they continue to be recognised within the appropriate investment classification. To the extent cash collateral is received it is recognised on the statement of financial position with the obligation to repay the cash paid recognised as a liability. Other collateral is not recognised.

At 31 December 2022, the Group had $1,571 million (31 December 2021: $854 million) of lent securities and assets subject to repurchase agreements. The cash and securities collateral held or pledged under such agreements were $1,679 million (31 December 2021: $913 million).

C2 Fair value measurement continued

C2.3 Additional information on financial instruments continued

Collateral and pledges under derivative transactions

At 31 December 2022, the Group had pledged $62 million (31 December 2021: $99 million) for liabilities and held collateral of $234 million (31 December 2021: $50 million) in respect of over-the-counter derivative transactions. These transactions are conducted under terms that are usual and customary to collateralised transactions including, where relevant, standard securities lending and repurchase agreements.

The Group has entered into collateral arrangements in relation to over-the-counter derivative transactions, which permit sale or re-pledging of underlying collateral. The Group has not sold any collateral held or re-pledged any collateral.

All over-the-counter derivative transactions are conducted under standardised International Swaps and Derivatives Association (ISDA) master agreements. The collateral management for these transactions is conducted under the usual and customary terms and conditions set out in the Credit Support Annex to the ISDA master agreement.

Offsetting assets and liabilities

The Group's derivative instruments, repurchase agreements and securities lending agreements are subject to master netting arrangements and collateral arrangements. A master netting arrangement with a counterparty creates a right of offset for amounts due to and due from that same counterparty that is enforceable in the event of a default or bankruptcy. The Group recognises amounts subject to master netting arrangements on a gross basis within the consolidated balance sheets.

The following tables present the gross and net information about the Group's financial instruments subject to master netting arrangements:

	31 Dec 2022 $m				
		Related amounts not offset in the balance sheet			
	Gross amount included in the balance sheet note (i)	Financial instruments note (ii)	Cash collateral	Securities collateral note (iii)	Net amount note (iv)
Financial assets:					
Derivative assets	**457**	**(179)**	**(217)**	**–**	**61**
Reverse repurchase agreements	**3,174**	**–**	**–**	**(3,174)**	**–**
Total financial assets	**3,631**	**(179)**	**(217)**	**(3,174)**	**61**
Financial liabilities:					
Derivative liabilities	**(284)**	**179**	**27**	**6**	**(72)**
Securities lending and repurchase agreements	**(582)**	**–**	**13**	**566**	**(3)**
Total financial liabilities	**(866)**	**179**	**40**	**572**	**(75)**

	31 Dec 2021 $m				
		Related amounts not offset in the balance sheet			
	Gross amount included in the balance sheet note (i)	Financial instruments note (ii)	Cash collateral	Securities collateral note (iii)	Net amount note (iv)
Financial assets:					
Derivative assets	170	(94)	(31)	(1)	44
Reverse repurchase agreements	2,135	–	–	(2,134)	1
Total financial assets	2,305	(94)	(31)	(2,135)	45
Financial liabilities:					
Derivative liabilities	(165)	94	63	–	(8)
Securities lending and repurchase agreements	(222)	–	153	69	–
Total financial liabilities	(387)	94	216	69	(8)

Notes

(i) The Group has not offset any of the amounts included in the balance sheet.

(ii) Represents the amount that could be offset under master netting or similar arrangements where the Group does not satisfy the full criteria to offset in the balance sheet.

(iii) Excludes initial margin amounts for exchange-traded derivatives.

(iv) In the tables above, the amounts of assets or liabilities included in the balance sheet would be offset first by financial instruments that have the right of offset under master netting or similar arrangements with any remaining amount reduced by the amount of cash and securities collateral. The actual amount of collateral may be greater than amounts presented in the tables.

C3 Policyholder liabilities and unallocated surplus

C3.1 Policyholder liabilities and unallocated surplus by business type

(a) Movement in policyholder liabilities and unallocated surplus of with-profits funds

The items below represent the amount attributable to changes in policyholder liabilities and unallocated surplus of with-profits funds as a result of each of the components listed for the insurance operations of the Group. The policyholder liabilities shown include investment contracts without discretionary participation features (as defined in IFRS 4) and their full movement in the year. The items are shown gross of external reinsurance.

		Shareholder-backed business		
	With-profits business $m	Unit-linked liabilities $m	Other business $m	Total $m
At 1 Jan 2021	86,410	32,506	46,639	165,555
Comprising:				
– Policyholder liabilities on the balance sheet (excludes $296,513 million from discontinued US operations)	81,193	25,433	38,107	144,733
– Unallocated surplus of with-profits funds on the balance sheet note (i)	5,217	–	–	5,217
– Group's share of policyholder liabilities relating to joint ventures and associates note (ii)	–	7,073	8,532	15,605
Premiums: note (iii)				
New business	1,990	3,038	2,172	7,200
In-force	7,096	2,406	5,286	14,788
	9,086	5,444	7,458	21,988
Surrenders notes (iii)(iv)	(844)	(3,326)	(734)	(4,904)
Maturities/deaths/other claim events	(2,116)	(215)	(1,123)	(3,454)
Net flows	6,126	1,903	5,601	13,630
Shareholders' transfers post-tax	(134)	–	–	(134)
Investment-related items and other movements note (v)	2,499	897	(3,505)	(109)
Foreign exchange translation differences note (vi)	(899)	(550)	(239)	(1,688)
At 31 Dec 2021/1 Jan 2022	**94,002**	**34,756**	**48,496**	**177,254**
Comprising:				
– Policyholder liabilities on the balance sheet	**88,618**	**25,651**	**37,646**	**151,915**
– Unallocated surplus of with-profits funds on the balance sheet note (i)	**5,384**	**–**	**–**	**5,384**
– Group's share of policyholder liabilities relating to joint ventures and associates note (ii)	**–**	**9,105**	**10,850**	**19,955**
Premiums: note (iii)				
New business	**2,244**	**1,838**	**2,697**	**6,779**
In-force	**5,809**	**2,404**	**5,623**	**13,836**
	8,053	**4,242**	**8,320**	**20,615**
Surrenders notes (iii)(iv)	**(1,233)**	**(2,763)**	**(677)**	**(4,673)**
Maturities/deaths/other claim events	**(2,103)**	**(200)**	**(1,712)**	**(4,015)**
Net flows	**4,717**	**1,279**	**5,931**	**11,927**
Shareholders' transfers post-tax	**(158)**	**–**	**–**	**(158)**
Investment-related items and other movements note (v)	**(20,677)**	**(2,802)**	**(14,623)**	**(38,102)**
Foreign exchange translation differences note (vi)	**(197)**	**(1,836)**	**(2,181)**	**(4,214)**
At 31 Dec 2022	**77,687**	**31,397**	**37,623**	**146,707**
Comprising:				
– Policyholder liabilities on the balance sheet	**74,192**	**22,842**	**25,229**	**122,263**
– Unallocated surplus of with-profits funds on the balance sheet note (i)	**3,495**	**–**	**–**	**3,495**
– Group's share of policyholder liabilities relating to joint ventures and associates note (ii)	**–**	**8,555**	**12,394**	**20,949**
Average policyholder liability balances note (vii)				
2022	**81,405**	**33,076**	**43,060**	**157,541**
2021	84,905	33,631	47,568	166,104

Notes

(i) Unallocated surplus of with-profits funds represents the excess of assets over policyholder liabilities, determined in accordance with the Group's accounting policies, that have yet to be appropriated between policyholders and shareholders for the Group's with-profits funds in Hong Kong and Malaysia. In Hong Kong, the unallocated surplus includes the shareholders' share of expected future bonuses, with the expected policyholder share being included in policyholder liabilities. Any excess of assets over liabilities and amounts expected to be paid out by the fund on future bonuses is also included in the unallocated surplus.

(ii) The Group's investments in joint ventures and associates are accounted for on an equity method and the Group's share of the policyholder liabilities as shown above relate to the life business of CPL, India and the Takaful business in Malaysia.

(iii) The analysis includes the impact of premiums, claims and investment movements on policyholders' liabilities. The impact does not represent premiums, claims and investment movements as reported in the income statement. For example, premiums shown above are after any deductions for fees/charges; claims (surrenders, maturities, deaths and other claim events) shown above represent the policyholder liabilities provision released rather than the claims amount paid to the policyholder. The analysis also includes net flows of the Group's insurance joint ventures and associate.

(iv) The rate of surrenders for shareholder-backed business (expressed as a percentage of opening policyholder liabilities) is 4.1 per cent in 2022 (2021: 5.1 per cent).

(v) Investment-related items and other movements in 2022 primarily represents the effects of higher interest rates on the discount rates applied in the measurement of the policyholder liabilities, together with bond losses due to rising interest rates and lower level of investment returns from equities following the falls in equity markets, primarily in Hong Kong and Singapore with profits-fund. Other business also includes the effect of the early adoption of the Risk-Based Capital Regime in Hong Kong as discussed in note C3.2 below.

(vi) Movements in the year have been translated at the average exchange rates for the year. The closing balance has been translated at the closing spot rates as at 31 December. Differences upon retranslation are included in foreign exchange translation differences.

(vii) Average policyholder liabilities have been based on opening and closing balances, adjusted for any acquisitions, disposals and other relevant corporate transactions arising in the year, and exclude unallocated surplus of with-profits funds.

C3 Policyholder liabilities and unallocated surplus continued

C3.1 Policyholder liabilities and unallocated surplus by business type continued

(b) Duration of policyholder liabilities

The table below shows the carrying value of policyholder liabilities and the maturity profile of the cash flows on a discounted basis, taking account of expected future premiums and investment returns:

	31 Dec 2022 $m	31 Dec 2021 $m
Policyholder liabilities	**122,263**	151,915

	31 Dec 2022 %	31 Dec 2021 %
Expected maturity:		
0 to 5 years	**22**	20
5 to 10 years	**18**	18
10 to 15 years	**14**	15
15 to 20 years	**11**	12
20 to 25 years	**10**	10
Over 25 years	**25**	25

(c) Policyholder liabilities and unallocated surplus by operating segment

The table below shows the policyholder liabilities and unallocated surplus, excluding joint ventures and associates and net of external reinsurance, by segment:

	31 Dec 2022 $m	31 Dec 2021 $m
Hong Kong	**60,880**	79,363
Indonesia	**3,648**	4,257
Malaysia	**8,231**	8,660
Singapore	**31,197**	34,361
Growth markets and other	**18,995**	20,905
Total segment	**122,951**	147,546

C3.2 Reconciliation of gross and reinsurers' share of policyholder liabilities and unallocated surplus

Claims paid include maturities, annuities, surrenders, deaths and other claim events. Maturity claims are recorded as charges on the policy maturity date. Annuity claims are recorded when each annuity instalment becomes due for payment. Surrenders are charged to the income statement when paid. Death and other claims are generally recorded when notified with additional contract liabilities held, where appropriate, for 'incurred but not reported' (IBNR) claims.

Further analysis of the movement in the year of the Group's gross contract liabilities, reinsurers' share of insurance contract liabilities and unallocated surplus of with-profits funds (excluding those held by joint ventures and associates) is provided below:

	Gross insurance contract liabilities $m	Reinsurers' share of insurance contract liabilities $m	Investment contract liabilities $m	Unallocated surplus of with-profits funds $m
At 1 Jan 2021	(436,787)	46,595	(4,459)	(5,217)
Removal of discontinued US operations note (i)	293,325	(35,232)	3,188	–
Income (expense) included in the income statement notes (i)(iii)	(9,082)	(1,552)	189	(202)
Other movements note (ii)	–	–	(75)	–
Foreign exchange translation differences	1,789	(58)	(3)	35
Balance at 31 Dec 2021/1 Jan 2022	**(150,755)**	**9,753**	**(1,160)**	**(5,384)**
Income (expense) included in the income statement notes (i)(iii)	**27,252**	**(6,908)**	**88**	**1,868**
Other movements note (ii)	**–**	**–**	**(26)**	**–**
Foreign exchange translation differences	**2,290**	**(38)**	**48**	**21**
At 31 Dec 2022	**(121,213)**	**2,807**	**(1,050)**	**(3,495)**

Notes

(i) The total charge for benefits and claims shown in the income statement comprises the amounts shown as 'Income (expense) included in the income statement' in the table above together with claims paid of $(9,343) million in the year (2021: $(8,845) million) and claim amounts attributable to reinsurers of $740 million (2021: $581 million). Claims incurred, net of reinsurance, shown in the segment analysis of benefits and claims items below include claims paid and movement in claims outstanding payables, net of reinsurance, in the year.

(ii) Other movements include premiums received and claims paid on investment contracts without discretionary participating features, which are taken directly to the statement of financial position in accordance with IAS 39.

(iii) The 2021 movement in the gross contract liabilities included $160 million for the impact of a change to allow for illiquidity premium in the calculation of the valuation interest rate (VIR) used to value long-term insurance liabilities in Thailand. The 2022 movement in the gross contract liabilities and reinsurers' share of insurance contract liabilities included the impact from the early adoption of the Hong Kong Risk-Based Capital Regime as discussed below.

The segmental analysis of the total charge for benefit and claims and movement in unallocated surplus, net of reinsurance in the income statement is shown below. The CPL segment is a joint venture accounted for using the equity method under IFRS, with the Group's share of its results net of related tax presented in a single line within the Group's profit before tax, and therefore not shown in the analysis of benefit and claims items below.

	2022 $m					
	Hong Kong	Indonesia	Malaysia	Singapore	Growth markets and other	Total segment
Claims incurred, net of reinsurance	**(2,033)**	**(1,228)**	**(1,070)**	**(2,718)**	**(1,768)**	**(8,817)**
Decrease in policyholder liabilities, net of reinsurance	**15,643**	**270**	**(135)**	**3,189**	**1,679**	**20,646**
Movement in unallocated surplus of with-profits funds	**1,815**	**–**	**53**	**–**	**–**	**1,868**
Benefits and claims and movement in unallocated surplus, net of reinsurance	**15,425**	**(958)**	**(1,152)**	**471**	**(89)**	**13,697**

	2021 $m					
	Hong Kong	Indonesia	Malaysia	Singapore	Growth markets and other	Total segment
Claims incurred, net of reinsurance	(1,687)	(1,184)	(1,015)	(3,037)	(1,590)	(8,513)
(Increase)/decrease in policyholder liabilities, net of reinsurance	(6,088)	167	(260)	(2,856)	(1,159)	(10,196)
Movement in unallocated surplus of with-profits funds	(250)	–	48	–	–	(202)
Benefits and claims and movement in unallocated surplus, net of reinsurance	(8,025)	(1,017)	(1,227)	(5,893)	(2,749)	(18,911)

Hong Kong Risk-Based Capital Regime

In April 2022, the Group's Hong Kong life business (PHKL) received approval from the Hong Kong Insurance Authority to early adopt the Hong Kong Risk-Based Capital (HK RBC) regime with effect from 1 January 2022. In light of this development and, given that the measurement technique set out within the local regulatory basis has been applied by PHKL to calculate IFRS liabilities, the Group has refined the reserving methodology of PHKL by reference to the method applied under the new HK RBC regime.

Under the basis previously applied, liabilities of non-participating business were generally determined on a net premium valuation basis to determine the future policyholder benefit provisions, subject to minimum floors. Using the principles underpinning the HK RBC regime, the IFRS reserving basis has been refined to one that is based on a gross premium valuation basis (including an allowance for the uncertainty of non-hedgeable risks), subject to minimum floors. Depending on the product, the minimum floor is set at the policyholder's asset share or guaranteed cash surrender value or at a constraint that on day one no negative reserve exists at a product level. This new measurement technique better estimates the liability and brings the estimation basis for PHKL more in line with that used by the Group's other insurance operations. This change of estimate has reduced policyholder liabilities (net of reinsurance) and increased profit before tax for 2022 by $945 million.

There has been no change to the reserving basis for with-profits liabilities, which under the Group's accounting policy are valued under the realistic basis in accordance with the requirements of the 'grandfathered' UK standard FRS 27 'Life Assurance'.

C3.3 Reinsurers' share of insurance contract liabilities

The measurement of reinsurance assets is consistent with the measurement of the underlying direct insurance contracts. The treatment of any gains or losses arising on the purchase of reinsurance contracts is dependent on the underlying accounting basis of the entity concerned.

	31 Dec 2022 $m	31 Dec 2021 $m
Insurance contract liabilities	**2,592**	9,550
Claims outstanding	**215**	203
Total operations	**2,807**	9,753

The Group cedes certain business to other insurance companies. Although the ceding of insurance does not relieve the Group from its liability to its policyholders, the Group participates in such agreements largely for the purpose of managing its loss exposure. The Group evaluates the financial condition of its reinsurers and monitors concentration of credit risk from similar geographic regions, activities or economic characteristics of the reinsurers to minimise its exposure from reinsurer insolvencies.

Of the reinsurers' share of insurance contract liabilities balance of $2,807 million at 31 December 2022 (31 December 2021: $9,753 million), 98 per cent (31 December 2021: 99 per cent) was from reinsurers with rating A- and above by Standard & Poor's or other external rating agencies.

The reinsurers' share of insurance contract liabilities primarily relates to protection business written in Hong Kong. The year-on-year movement in the reinsurers' share of insurance contract liabilities included the impact from the early adoption of the Hong Kong Risk-Based Capital Regime as discussed above in note C3.2. The Group's Hong Kong business cedes insurance risk to limit exposure to underwriting losses under various agreements that cover individual risks, group risks or defined blocks of business, on a co-insurance, surplus, quota share, or catastrophe excess of loss basis. The amount of each risk retained depends on the evaluation of the specific risk, subject to certain circumstances, to maximum limits based on characteristics of coverage.

Net commissions received during 2022 on ceded business totalled $216 million (2021: $285 million) and claims incurred ceded to external reinsurers totalled $766 million (2021: $604 million). There was $1 million (2021: $3 million) of deferred gains in the year.

C3 Policyholder liabilities and unallocated surplus continued

C3.4 Products and determining contract liabilities

IFRS 4 requires contracts written by insurers to be classified as either 'insurance' contracts or 'investment' contracts. The classification of the contract determines its accounting.

Contracts that transfer significant insurance risk to the Group are classified as insurance contracts. This judgement is applied in considering whether the material features of a contract gives rise to the transfer of significant insurance risk, which is made at the point of contract inception and not revisited. For the majority of the Group's contracts, classification is based on a readily identifiable scenario that demonstrates a significant difference in cash flows if the covered event occurs (as opposed to does not occur) reducing the level of judgement involved.

Contracts that transfer financial risk to the Group but not significant insurance risk are classified as investment contracts. Insurance contracts and investment contracts with discretionary participation features are accounted for under IFRS 4. Investment contracts without such discretionary participation features are accounted for as financial instruments under IAS 39.

Investment contracts without discretionary participation features are measured in accordance with IAS 39 to reflect the deposit nature of the arrangement, with premiums and claims reflected as deposits and withdrawals, and taken directly to the statement of financial position as movements in the financial liability balance.

Investment contracts without fixed and guaranteed terms are classified as financial instruments and designated as FVTPL because the resulting liabilities are managed and their performance is evaluated on a fair value basis. Where the contract includes a surrender option, its carrying value is subject to a minimum carrying value equal to its surrender value.

Other investment contracts are measured at amortised cost.

The table below provides description of material feature of each of the products listed above, together with how their contract liabilities are determined.

Contract type	Description and material features	Determination of liabilities
With-profits and participating contracts	Provides savings and/or protection where the basic sum assured can be enhanced by a profit share (or bonus) from the underlying fund as determined at the discretion of the business unit.	As explained in note A3.1, with-profits contracts are predominantly sold in Hong Kong, Malaysia and Singapore. The total value of the with-profits funds is driven by the underlying asset valuation with movements reflected principally in the accounting value of policyholder liabilities and unallocated surplus.
	Participating products often offer a guaranteed maturity or surrender value. Declared regular bonuses are guaranteed once vested. Future bonus rates and cash dividends are not guaranteed. Market value adjustments and surrender penalties are used for certain products where the law permits such adjustments. Guarantees are predominantly supported by the segregated funds and their estates.	In Hong Kong, the unallocated surplus includes the shareholders' share of expected future bonuses, with the expected policyholder share being included in policyholder liabilities. Any excess of assets over liabilities and amounts expected to be paid out by the fund on future bonuses is also included in the unallocated surplus.
Unit-linked	Combines savings with protection, the cash value of the policy primarily depends on the value of the underlying unitised funds.	The attaching liabilities largely reflect the unit value obligation driven by the value of the investments of the unit fund. Additional contract liabilities are held for guaranteed benefits beyond the unit fund value, generally using a gross premium valuation method, as discussed below for health and protection business. These additional provisions are recognised as a component of other business liabilities.

Contract type	Description and material features	Determination of liabilities
Health and protection	Health and protection features are offered as supplements to the products listed above or sold as standalone products. Protection covers mortality and/or morbidity benefits including health, disability, critical illness and accident coverage.	The approach to determine the contract liabilities is generally driven by the local solvency basis. The discount rates used to determine the contract liabilities are derived in line with the measurement basis applied in each business unit and are generally based on the risk-free rates applicable to the underlying contracts, including appropriate margins. A gross premium valuation (GPV) method is typically used in those local businesses where a risk-based capital framework is adopted for local solvency. Under the GPV method, all cash flows are valued explicitly using best estimate assumptions with a suitable margin for prudence. This is achieved either through adding an explicit allowance above best estimate to the assumptions, or by applying an overlay constraint such that on day one no negative reserves (ie where future premium inflows are expected to exceed future claims and outflows) are derived at an individual policyholder level, or at a product/fund level, or a combination of both. The margin for prudence is released to profit over the life of the contract. Best estimate assumptions are reviewed annually with reference to experience and expectations around the short-term nature of any change (for example increases or decreases in claims levels as a result of Covid-19). Any changes made to best estimate impact the prudence mechanisms described above and, as a consequence, IFRS profit tends to be relatively insensitive to assumption changes made in any given year. Prior to the adoption of the new HK RBC regime in 2022, the Hong Kong business unit applied a net premium valuation method (NPV) to determine the future policyholder benefit provisions, subject to minimum floors at the policyholder's asset share or guaranteed cash surrender value as appropriate. Upon the adoption of the HK RBC regime, the gross premium valuation method (including an allowance for the uncertainty of non-hedgeable risks), subject to minimum floors is applied. For India and Taiwan, US GAAP is applied for measuring insurance liabilities. For these businesses, the future policyholder benefit provisions for non-linked business are determined using the net level premium method, with an allowance for surrenders, maintenance and claims expenses. In Vietnam, an estimation basis to determine the contract liabilities is aligned substantially to that used by the business units applying the GPV method.
Non-participating term contracts, whole life and endowment assurance	Non-participating savings and/or protection where the benefits are guaranteed, determined by a set of defined market-related parameters, or determined at the discretion of the business unit. These products often offer a guaranteed maturity and/or surrender value. It is common for regulations or market-driven demand and competition to provide some form of capital value protection and minimum crediting interest rate guarantees. This is reflected within the guaranteed maturity and surrender values. Guarantees are supported by shareholders.	The approach to determining the contract liabilities is generally driven by the local solvency basis, as discussed for health and protection business above.

C4 Intangible assets

C4.1 Goodwill

Business combination

Business acquisitions are accounted for by applying the purchase method of accounting, which adjusts the net assets of the acquired company to fair value at the date of purchase. The excess of the acquisition consideration over the fair value of the assets and liabilities of the acquired business is recorded as goodwill. The Group chooses the full goodwill method or the partial goodwill method to calculate goodwill on an acquisition by acquisition basis. Expenses related to acquiring new subsidiaries are charged to the income statement in the period in which they are incurred and not included in goodwill. Income and expenses of acquired businesses are included in the income statement from the date of acquisition.

Where the Group writes a put option, which if exercised triggers the purchase of non-controlling interests as part of its business acquisition, the put option is recognised as a financial liability at the acquisition date. Where risks and rewards remain with the non-controlling interests, a corresponding amount is deducted from equity. Any subsequent changes to the carrying amount of the put option liability are also recognised within equity.

Goodwill

Goodwill is capitalised and carried on the Group consolidated statement of financial position as an intangible asset at initial value less any accumulated impairment losses. Goodwill impairment testing is conducted annually and when there is an indication of impairment.

Goodwill shown on the consolidated statement of financial position at 31 December 2022 represents amounts allocated to business units in respect of both acquired asset management and life businesses. There has been no impairment as at 31 December 2022 and 2021.

	2022 $m	**2021** $m
Carrying value at 1 Jan	**907**	961
Exchange differences	**(17)**	(54)
Carrying value at 31 Dec	**890**	907

Impairment testing

Goodwill does not generate cash flows independently of other groups of assets and thus is assigned to cash-generating units for the purposes of impairment testing. These cash-generating units (CGUs) are based upon how management monitors the business and represent the lowest level to which goodwill can be allocated on a reasonable basis. Of the carrying value at 31 December 2022, $445 million (31 December 2021: $465 million) relates to asset management business in Thailand and $234 million (31 December 2021: $233 million) relates to the acquisition of UOB Life in Singapore. Other goodwill amounts are allocated across CGUs, which are not individually material.

Goodwill is tested for impairment by comparing the CGU's carrying amount, including any goodwill, with its recoverable amount. The Group's methodology of assessing whether goodwill may be impaired for acquired life and asset management operations is discussed below.

For acquired life businesses, the Group routinely compares the aggregate of net asset value and acquired goodwill on an IFRS basis of the acquired life business with the value of the current in-force business as determined using the EEV methodology. Any excess of IFRS value over EEV carrying value is then compared with EEV basis value of current and projected future new business to determine whether there is any indication that the goodwill in the IFRS statement of financial position may be impaired. The methodology and assumptions underpinning the Group's EEV basis of reporting are included in the EEV basis supplementary information in this Annual Report.

The goodwill in respect of asset management businesses comprises mainly the goodwill arising from the acquisition of Thanachart Fund Management Co., Ltd in 2019 and TMB Asset Management Co., Ltd in Thailand in 2018. The goodwill impairment testing for these businesses is prepared as a single CGU reflecting that these businesses are managed together. The recoverable amount of these businesses has been determined by calculating the value in use of combined business calculated using a discounted cash flow valuation.

For the combined Thailand asset management business, the valuation is based on a number of key assumptions as follows:

- Cash flow projections based on the latest five-year business plan/forecast;
- A constant growth rate of 3.5 per cent (2021: 2.3 per cent) on forecast cash flows beyond the terminal year of the cash flow projection period;
- The risk discount rate applied in accordance with the nature of the businesses. The pre-tax discount rate applied is 9.0 per cent (2021: 9.0 per cent); and
- The continuation of asset management contracts on similar terms.

The key assumptions used in the impairment testing, including the cash flow projections, are subject to fluctuations in the external market and economic conditions. The recent adverse conditions had contributed to reduced cash flow projections leading to a fall in the headroom in comparison to the prior year. While management believes that any reasonable change in each of the key assumptions would not cause the recoverable amount of the asset management businesses acquired to fall below its carrying amount, a more significant adverse change in the key assumptions applied concurrently could lead to impairment charges.

C4.2 Deferred acquisition costs and other intangible assets

Intangible assets acquired on the purchase of a subsidiary or portfolio of contracts are measured at fair value on acquisition. DAC are accounted for as described in note A3.1(c). Other intangible assets, such as distribution rights and software, are valued initially at the price paid to acquire or cost to develop them and are subsequently carried at cost less amortisation and any accumulated impairment losses. For intangibles other than DAC, amortisation follows the pattern in which the future economic benefits are expected to be consumed. If the pattern cannot be determined reliably, a straight-line method is applied. For software, the amortisation generally represents the licence period of the software acquired. Amortisation of intangible assets is charged to the 'acquisition costs and other expenditure' line in the Consolidated income statement. Impairment testing is conducted when there is an indication of impairment.

	31 Dec 2022 $m	31 Dec 2021 $m
Shareholder-backed business:		
DAC related to insurance contracts as classified under IFRS 4	**3,215**	2,776
DAC related to investment management contracts, including life assurance contracts classified as financial instruments and investment management contracts under IFRS 4	**39**	39
DAC related to insurance and investment contracts	**3,254**	2,815
Distribution rights	**3,630**	3,782
Present value of acquired in-force policies for insurance contracts as classified under IFRS 4	**17**	28
Other intangibles	**209**	184
Present value of acquired in-force and other intangibles	**3,856**	3,994
Total of DAC and other intangible assets attributable to shareholders	**7,110**	6,809
Other intangible assets, including computer software, attributable to with-profits funds	**45**	49
Total of deferred acquisition costs and other intangible assets	**7,155**	6,858

(a) Movement in DAC and other intangible assets attributable to shareholders

	2022 $m				2021 $m
	DAC	Distribution rights note (i)	PVIF and other intangibles notes (ii)(iii)	Total	Total
Balance at 1 Jan	**2,815**	**3,782**	**212**	**6,809**	20,275
Removal of discontinued US operations	**–**	**–**	**–**	**–**	(13,881)
Additions	**1,002**	**206**	**76**	**1,284**	1,185
Amortisation to the income statement	**(475)**	**(301)**	**(50)**	**(826)**	(651)
Disposals and transfers	**–**	**–**	**(5)**	**(5)**	(7)
Exchange differences and other movements	**(88)**	**(57)**	**(7)**	**(152)**	(112)
Balance at 31 Dec	**3,254**	**3,630**	**226**	**7,110**	6,809

Notes

(i) Distribution rights relate to amounts that have been paid or have become unconditionally due for payment as a result of past events in respect of the bancassurance partnership arrangements for the bank distribution of Prudential's insurance products for a fixed period of time. The distribution rights amounts are amortised on a basis to reflect the pattern in which the future economic benefits are expected to be consumed by reference to new business production levels.

(ii) All of the net PVIF balances relate to insurance contracts. The PVIF attaching to investment contracts have been fully amortised.

(iii) Other intangibles comprise other intangible assets such as software rights. Software rights include additions of $58 million, amortisation of $(24) million, disposals of $(3) million, foreign exchange of $(7) million and closing balance at 31 December 2022 of $138 million (31 December 2021: $114 million).

(b) Movement in DAC related to insurance and investment contracts

	2022 $m		2021 $m	
	Insurance contracts	Investment contracts note	Insurance contracts	Investment contracts note
Balance at 1 Jan	**2,776**	**39**	16,182	34
Removal of discontinued US operations	**–**	**–**	(13,863)	–
Additions	**993**	**9**	841	7
Amortisation	**(470)**	**(5)**	(339)	(4)
Exchange differences and other movements	**(84)**	**(4)**	(45)	2
Balance at 31 Dec	**3,215**	**39**	2,776	39

Note

The carrying amount of the DAC balance relating to investment contracts comprises the following gross and accumulated amortisation amounts:

	31 Dec 2022 $m	31 Dec 2021 $m
Gross amount	**59**	55
Accumulated amortisation	**(20)**	(16)
Carrying amount	**39**	39

C4 Intangible assets continued

C4.2 Deferred acquisition costs and other intangible assets continued

(c) Movement in PVIF and other intangibles attributable to shareholders

	2022 $m				2021 $m			
	PVIF	Distribution rights	Other intangibles (including software)	Total	PVIF	Distribution rights	Other intangibles (including software)	Total
Balance at 1 Jan								
Cost	140	5,037	313	5,490	177	4,845	424	5,446
Accumulated amortisation	(112)	(1,255)	(129)	(1,496)	(143)	(994)	(250)	(1,387)
	28	3,782	184	3,994	34	3,851	174	4,059
Removal of discontinued US operations	–	–	–	–	–	–	(18)	(18)
Additions	–	206	76	282	–	260	77	337
Amortisation charge	(10)	(301)	(40)	(351)	(5)	(268)	(35)	(308)
Disposals and transfers	–	–	(5)	(5)	–	–	(7)	(7)
Exchange differences and other movements	(1)	(57)	(6)	(64)	(1)	(61)	(7)	(69)
Balance at 31 Dec	17	3,630	209	3,856	28	3,782	184	3,994
Comprising:								
Cost	134	5,176	373	5,683	140	5,037	313	5,490
Accumulated amortisation	(117)	(1,546)	(164)	(1,827)	(112)	(1,255)	(129)	(1,496)
	17	3,630	209	3,856	28	3,782	184	3,994

C5 Borrowings

Although initially recognised at fair value (net of transaction costs), borrowings are subsequently accounted for on an amortised cost basis using the effective interest method. Under the effective interest method, the difference between the redemption value of the borrowing and the initial proceeds (net of related issue costs) is amortised through the income statement to the date of maturity or, for hybrid debt, over the expected life of the instrument.

C5.1 Core structural borrowings of shareholder-financed businesses

	31 Dec 2022 $m	31 Dec 2021 $m
Subordinated debt:		
US$1,000m 5.25% Notes note (i)	–	1,000
US$725m 4.375% Notes note (ii)	–	725
US$750m 4.875% Notes	750	748
€20m Medium Term Notes 2023	21	23
£435m 6.125% Notes 2031	520	584
US$1,000m 2.95% Notes 2033	995	995
Senior debt: note (iii)		
£300m 6.875% Notes 2023 note (iv)	361	404
£250m 5.875% Notes 2029	281	313
US$1,000m 3.125% Notes 2030	987	985
US$350m 3.625% Notes 2032 note (v)	346	–
Bank loans:		
US$350m Loan 2024 note (v)	–	350
Total core structural borrowings of shareholder-financed businesses	4,261	6,127

Notes

(i) The US$1,000 million notes were redeemed on 20 January 2022 using the proceeds from the issuance of ordinary shares during 2021 as discussed in note C8.
(ii) The US$725 million notes were redeemed on 20 January 2022 using the proceeds from the US$1,000 million subordinated debt issued in November 2021.
(iii) The senior debt ranks above subordinated debt in the event of liquidation.
(iv) The £300 million notes were redeemed on 20 January 2023.
(v) In March 2022, the Company issued US$350 million 3.625 per cent senior debt maturing on 24 March 2032 with proceeds, net of costs, of US$346 million, which was used to redeem the US$350 million bank loan in May 2022.

C5.2 Operational borrowings

	31 Dec 2022 $m	31 Dec 2021 $m
Shareholder-financed business:		
Borrowings in respect of short-term fixed income securities programmes – commercial paper	**501**	500
Lease liabilities under IFRS 16	**185**	209
Other borrowings	**11**	10
Operational borrowings attributable to shareholder-financed businesses	**697**	719
With-profits business:		
Lease liabilities under IFRS 16	**114**	138
Other borrowings	**4**	4
Operational borrowings attributable to with-profits businesses	**118**	142
Total operational borrowings	**815**	861

C6 Risk and sensitivity analysis

Group overview

The Group's risk framework and the management of risks attaching to the Group's consolidated financial statements including financial assets, financial liabilities and insurance liabilities, together with the inter-relationship with the management of capital, have been included in the audited sections of the Risk review report.

The financial and insurance assets and liabilities on the Group's statement of financial position are, to varying degrees, subject to market and insurance risk and other changes of experience assumptions that may have a material effect on IFRS basis profit or loss and shareholders' equity. The market and insurance risks and also ESG-related risks, including how they affect Group's operations and how these are managed are discussed in the Risk review report referred to above. The ESG-related risks discussed in the Risk review report include in particular the potential long-term impact of environmental risks associated with climate change (including physical and transition risks) on the Group's investments and liabilities. The ESG Report included in this Annual Report sets out three commonly used scenarios of plausible global responses to climate change. Each scenario is translated into potential sensitivities to economic factors, using third party calibrated inputs, which have then been applied during the year to the Group's starting assets and liabilities to quantify possible future impacts thereon. Though the Group remains exposed to financial impact from plausible global responses addressing climate change, the results for each scenario are not outside observed market volatility experienced and therefore do not indicate the need for explicit allowance for climate change within the current valuations. In addition, given the nature of the business, the impact of climate change does not directly alter the Group's assumptions for claims and lapses for its insurance business based on the annual review of experience. If experience or exposure changes, for example due to a step change in long-term morbidity and/or mortality expectations in a particular region due to climate events, the financial impacts from climate-related risks on our insurance liabilities could be more significant and would be allowed for as part of the regular review.

The most significant market and credit risks that the IFRS shareholders' profit or loss and shareholders' equity for the Group's life assurance business are sensitive to, are shown in the following tables. The distinction between direct and indirect exposure is not intended to indicate the relative size of the sensitivity. In addition, insurance businesses are sensitive to mortality and/or morbidity risk as well as persistency risk depending on the products sold.

Type of business	*Market and credit risk*
With-profits business	Net neutral direct exposure (indirect exposure to investment performance, which is subject to smoothing through declared bonuses)
Unit-linked business	Net neutral direct exposure (indirect exposure to investment performance, through asset management fees)
Non-participating business	Asset/liability mismatch risk which results in sensitivity to interest rates and credit spreads, particularly for operations where the insurance liability basis is sensitive to current market movements Profit and shareholders' equity are also sensitive to the impact of current market movements on assets held in excess of non-participating policyholder liabilities Indirect exposure to investment performance through policyholder charges and guarantees in some cases

C6 Risk and sensitivity analysis continued

Sensitivity analyses of IFRS shareholders' equity to key market and other risks for the insurance operations are provided in section C6.1 below. The sensitivity analyses provided show the effect on shareholders' equity to changes in the relevant risk variables, all of which are considered to be reasonably possible at the relevant balance sheet date.

The sensitivity of the Group's Eastspring and central operations to market risks is discussed in section C6.2.

The Group benefits from diversification benefits achieved through the geographical spread of the Group's operations and, within those operations, through a broad mix of product types. These benefits are not reflected in the simplified sensitivities below.

Relevant correlation factors include:

- Correlation across geographic regions for both financial and non-financial risk factors; and
- Correlation across risk factors for mortality and morbidity, expenses, persistency and other risks.

The geographical diversity of the Group's business means that it has some exposure to the risk of foreign exchange rate fluctuations. The Group has no exposure to currency fluctuation from business units that operate in USD, or currencies pegged to the USD (such as HKD), and reduced exposure to currencies partially managed to the USD within a basket of currencies (such as SGD). Sensitivities to exchange rate movements in the Group's key markets are therefore expected to be limited.

C6.1 Insurance operations

(a) Sensitivity to key market risks

The table below shows the sensitivity of shareholders' equity as at 31 December 2022 and 2021 for insurance operations to the following market risks:

- 1 per cent increase and 0.5 per cent decrease in interest rates (based on local government bond yields at the valuation date) in isolation and subject to a floor of zero; and
- Instantaneous 10 per cent rise and 20 per cent fall in the market value of equity and property assets. The equity risk sensitivity analysis assumes that all equity indices fall by the same percentage.

The sensitivities below only allow for limited management actions such as changes to policyholder bonuses, where applicable. If the economic conditions set out in the sensitivities persisted, the financial impacts may differ to the instantaneous impacts shown below. Given the continuous risk management processes in place, management could take additional actions to help mitigate the impact of these stresses, including (but not limited to) rebalancing investment portfolios, increased use of reinsurance, repricing of in-force benefits, changes to new business pricing and the mix of new business being sold.

Where liabilities are valued using historic average rates for a short period (ie up to three years), the valuation interest rates are adjusted to assume a parallel increase or decrease in the interest rates used in the averaging approach to reflect the impact that could be seen in the near term. Credit risk sensitivities, such as the impact on the value of debt securities and policyholder liabilities from movements in credit spreads are not presented below. A one-letter credit downgrade in isolation (ie ignoring any consequential change in valuation) would not have a material impact on IFRS profit or shareholders' equity.

Net effect on shareholders' equity from insurance operations	**31 Dec 2022** $m	**31 Dec 2021** $m
Shareholders' equity of insurance operations	**14,407**	14,289
Sensitivity to key market risks: note		
Interest rates and consequential effects – 1% increase	**(386)**	(796)
Interest rates and consequential effects – 0.5% decrease	**(122)**	137
Equity/property market values – 10% rise	**190**	372
Equity/property market values – 20% fall	**(729)**	(787)

Note

The effect from the changes in interest rates or equity and property prices above, if they arose, would impact profit after tax for the insurance operations and would mostly be recorded within short-term fluctuations in investment returns. The impact on profit after tax would be the same as the net effect on shareholders' equity. Changes to the results of the Africa insurance operations from interest rate or equity rate changes would not materially impact the Group.

The degree of sensitivity of the results of the non-linked shareholder-backed business of the insurance operations to movements in interest rates depends upon the degree to which the liabilities under the 'grandfathered' IFRS 4 measurement basis reflects market interest rates from period to period. This varies by business unit.

For example:

- Taiwan and India businesses apply US GAAP, for which the results can be more sensitive as the effect of interest rate movements on the backing investments may not be offset by liability movements; and
- The level of options and guarantees in the products written in a particular business unit will affect the degree of sensitivity to interest rate movements.

The sensitivity of the insurance operations presented as a whole at a given point in time will also be affected by a change in the relative size of the individual businesses.

The 'increase of 1%' sensitivities reflect that, for many operations the impact of interest rate movements on the value of government and corporate bond investments dominates, namely bonds are expected to decrease in value as interest rates increase to a greater extent than the offsetting decrease in liabilities from a corresponding change in discount rates. This arises because the discount rate in some operations does not fluctuate in line with interest rate movements. Under a 0.5% decrease interest rate scenario although in the majority of operations asset gains exceed the increase in liabilities, there are a number of operations where the increase in liabilities dominates, driven by an increase in the value of policyholder guarantees, hence this results in an overall small negative impact of an instantaneous decrease of rates at 31 December 2022.

Movements in equities backing with-profits and unit-linked business have been excluded from the equity and property sensitivities as they are generally matched by an equal movement in insurance liabilities (including unallocated surplus of with-profits funds). The impact on changes to future profitability as a result of changes to the asset values within unit-linked or with-profits funds have not been included in the instantaneous sensitivity above. The estimated sensitivities shown above include equity and property investments held by the Group's joint venture and associate businesses. Generally, changes in equity and property investment values held outside unit-linked and with-profits funds are not directly offset by movements in non-linked policyholder liabilities. For Hong Kong's non-participating business, liabilities largely reflect asset shares post the adoption of HK RBC and therefore the consequential movements in equities are offset by movements in policyholder liabilities.

(b) Sensitivity to insurance risk

For insurance operations, adverse persistency experience can impact the IFRS profitability of certain types of business written. This risk is managed at a business unit level through regular monitoring of experience and the implementation of management actions as necessary.

These actions could include product enhancements, increased management focus on premium collection, as well as other customer retention efforts. The potential financial impact of lapses is often mitigated through the specific features of the products, eg surrender charges, or through the availability of premium holiday or partial withdrawal policy features. The reserving basis, as discussed in note A3.1(a) and C3.4, is generally such that a change in lapse assumptions has an immaterial effect on immediate profitability.

Many of the business units are exposed to mortality and morbidity risk and a provision is made within policyholder liabilities to cover the potential exposure. If all these assumptions were strengthened by 5 per cent then it is estimated that profit after tax and shareholders' equity would decrease by approximately $(101) million (2021: $(108) million), before consideration of other reserving adjustments eg a corresponding release of margin for prudence. Weakening these assumptions by 5 per cent would have a similar opposite impact.

C6.2 Eastspring and central operations

The profit for the year of Eastspring is sensitive to the level of assets under management, as this significantly affects the value of management fees earned by the business in the current and future periods. Assets under management will rise and fall as market conditions change, with a consequential impact on profitability.

Eastspring holds a small amount of investments direct on its balance sheet, including investments in respect of seeding capital into retail funds it sells to third parties (see note C1). Eastspring's profit will therefore have some exposure to the market movements of these investments.

At 31 December 2022, the Group's central operations held a 9.2 per cent (31 December 2021: 18.4 per cent) economic interest in the equity securities of Jackson. These equity securities are listed on the New York Stock Exchange and classified as available-for-sale with a fair value of $266 million at 31 December 2022 (31 December 2021: $683 million). If the value of these securities decreased by 20 per cent, the change in valuation would be $(53) million (31 December 2021: $(137) million), which would reduce shareholders' equity by this amount before tax, all of which would pass through other comprehensive income outside of the profit or loss.

C7 Tax assets and liabilities

Accounting policies on deferred tax are included in note B3.

C7.1 Current tax

At 31 December 2022, of the $18 million (31 December 2021: $20 million) current tax recoverable, the majority is expected to be recovered within 12 months after the reporting period.

At 31 December 2022, the current tax liability from operations of $208 million (31 December 2021: $185 million) includes $79 million (31 December 2021: $42 million) of provisions for uncertain tax matters. Further detail is provided in note B3.2.

C7.2 Deferred tax

The statement of financial position contains the following deferred tax assets and liabilities in relation to:

	2022 $m			
	Balance at 1 Jan	Movement in income statement	Other movements including foreign exchange movements	Balance at 31 Dec
Deferred tax assets				
Unrealised losses or gains on investments	3	317	(178)	142
Balances relating to investment and insurance contracts	34	1	(33)	2
Short-term temporary differences	162	(15)	(12)	135
Unused tax losses	67	(32)	(4)	31
Total deferred tax assets	266	271	(227)	310
Deferred tax liabilities				
Unrealised losses or gains on investments	(242)	44	185	(13)
Balances relating to investment and insurance contracts	(2,125)	(228)	47	(2,306)
Short-term temporary differences	(495)	(81)	23	(553)
Total deferred tax liabilities	(2,862)	(265)	255	(2,872)

	2021 $m				
	Balance at 1 Jan	Removal of discontinued US operations	Movement in income statement	Other movements including foreign exchange movements	Balance at 31 Dec
Deferred tax assets					
Unrealised losses or gains on investments	–	–	3	–	3
Balances relating to investment and insurance contracts	87	–	(16)	(37)	34
Short-term temporary differences	4,662	(4,513)	15	(2)	162
Unused tax losses	109	(29)	(14)	1	67
Total deferred tax assets	4,858	(4,542)	(12)	(38)	266
Deferred tax liabilities					
Unrealised losses or gains on investments	(1,063)	691	127	3	(242)
Balances relating to investment and insurance contracts	(1,765)	–	(433)	73	(2,125)
Short-term temporary differences	(3,247)	2,832	(87)	7	(495)
Total deferred tax liabilities	(6,075)	3,523	(393)	83	(2,862)

At 31 December 2022, no deferred tax asset has been recognised in respect of unused tax losses and temporary deductible differences of $2,235 million (31 December 2021: $1,382 million). $837 million of the unused tax losses expired at the point of Prudential plc's tax residency change from the UK to Hong Kong on 3 March 2023. A further $103 million (31 December 2021: $108 million) relates to unused tax losses that will expire within the next ten years (potential tax benefit: $22 million), and the remainder of $1,295 million (31 December 2021: $1,274 million) has no expiry date (potential tax benefit: $277 million).

Some of the Group's businesses are located in jurisdictions in which a withholding tax charge is incurred upon the distribution of earnings. At 31 December 2022, deferred tax liabilities of $216 million (31 December 2021: $330 million) have not been recognised in respect of such withholding taxes as the Group is able to control the timing of the distributions and it is probable that the timing differences will not reverse in the foreseeable future.

C8 Share capital, share premium and own shares

Shares are classified as equity when their terms do not create an obligation to transfer assets. Amounts recorded in share capital represent the nominal value of the shares issued. The difference between the proceeds received on issue of the shares, net of share issue costs, and the nominal value of the shares issued, is credited to share premium. Where the Company purchases shares for the purposes of employee incentive plans, the consideration paid, net of issue costs, is deducted from retained earnings. Upon issue or sale any consideration received is credited to retained earnings net of related costs.

	2022			2021		
Issued shares of 5p each fully paid	Number of ordinary shares	Share capital $m	Share premium $m	Number of ordinary shares	Share capital $m	Share premium $m
Balance at 1 Jan	**2,746,412,265**	**182**	**5,010**	2,609,489,702	173	2,637
Shares issued under share-based schemes	**3,257,115**	**–**	**2**	6,142,213	–	8
Shares issued under Hong Kong public offer and international placing in 2021 note	**–**	**–**	**(6)**	130,780,350	9	2,365
Balance at 31 Dec	**2,749,669,380**	**182**	**5,006**	2,746,412,265	182	5,010

Note
In October 2021, Prudential completed the issuance of new ordinary shares on the Hong Kong Stock Exchange, resulting in net proceeds and an increase in shareholders' equity of $2.4 billion. The proceeds from this issuance were used to redeem high coupon debt instruments of US$1.3 billion in total in December 2021 and US$1.0 billion in January 2022, with the remainder used to increase Prudential's central stock of liquidity, as originally intended and disclosed in Prudential's prospectus for the issuance.

Options outstanding under save as you earn schemes to subscribe for shares at each year end shown below are as follows:

	Number of shares to subscribe for	Share price range from	to	Exercisable by year
31 Dec 2022	**1,858,292**	**737p**	**1,455p**	**2028**
31 Dec 2021	2,022,535	964p	1,455p	2027

Transactions by Prudential plc and its subsidiaries in Prudential plc shares

The Group buys and sells Prudential plc shares ('own shares') in relation to its employee share schemes. The cost of own shares of $270 million at 31 December 2022 (31 December 2021: $267 million) is deducted from retained earnings. The Company has established trusts to facilitate the delivery of shares under employee incentive plans. At 31 December 2022, 12.6 million (31 December 2021: 11.7 million) Prudential plc shares with a market value of $174 million (31 December 2021: $201 million) were held in such trusts, all of which are for employee incentive plans. The maximum number of shares held during the year was 13.0 million which was in September 2022.

Within the trusts, shares are notionally allocated by business unit reflecting the employees to which the awards were made.

The trusts purchased the following number of shares in respect of employee incentive plans:

	2022				2021			
		Share price				Share price		
	Number of shares	Low £	High £	Cost $	Number of shares	Low £	High £	Cost $
January	**63,019**	**12.93**	**13.14**	**1,120,889**	74,817	14.12	14.48	1,443,158
February	**65,223**	**12.43**	**12.49**	**1,098,500**	69,865	12.42	12.96	1,251,067
March	**73,193**	**10.37**	**10.96**	**1,055,044**	55,545	14.91	15.49	1,189,784
April	**4,024,410**	**10.64**	**11.29**	**58,880,934**	2,438,884	15.45	15.55	52,512,098
May	**460,897**	**8.95**	**9.05**	**5,288,807**	52,989	15.82	15.96	1,183,836
June	**196,180**	**10.13**	**11.70**	**2,402,464**	121,472	14.62	14.89	2,508,974
July	**87,338**	**10.06**	**10.15**	**1,052,807**	60,473	13.62	13.78	1,145,078
August	**86,540**	**9.81**	**9.95**	**1,029,843**	57,004	14.20	14.37	1,128,450
September	**90,843**	**9.24**	**9.73**	**1,000,619**	312,226	14.89	15.24	7,961,098
October	**175,837**	**9.06**	**9.30**	**1,675,634**	436,771	14.48	14.99	8,410,274
November	**79,326**	**8.99**	**9.04**	**837,944**	53,867	14.77	14.83	1,072,374
December	**95,680**	**10.63**	**10.74**	**1,240,296**	76,926	13.20	13.24	1,355,942
Total	**5,498,486**			**76,683,781**	3,810,839			81,162,133

The cost in USD shown has been calculated from the share prices in pounds sterling using the monthly average exchange rate for the month in which those shares were purchased.

A portion of the share purchases in respect of employee incentive plans as shown in the table above were made on the Hong Kong Stock Exchange with the remainder being made on the London Stock Exchange.

Other than set out above, the Group did not purchase, sell or redeem any Prudential plc listed securities during 2022.

C9 Provisions

	31 Dec 2022 $m	31 Dec 2021 $m
Staff benefits provisions note (i)	**341**	355
Other provisions	**7**	17
Total provisions note (ii)	**348**	372

Notes

(i) Provisions for staff benefits are generally expected to be paid out within the next three years.

(ii) Analysis of movement in total provisions is shown below:

	2022 $m	2021 $m
Balance at 1 Jan	**372**	350
Removal of discontinued US operations	**–**	(14)
Charged (credited) to income statement:		
Additional provisions	**231**	263
Unused amounts released	**(20)**	(15)
Utilisation during the year	**(221)**	(204)
Exchange differences	**(14)**	(8)
Balance at 31 Dec	**348**	372

C10 Capital

C10.1 Group objectives, policies and processes for managing capital

(a) Capital measure

The Group manages its Group GWS capital resources as its measure of capital. At 31 December 2022, estimated Group shareholder GWS capital resources is $23.2 billion (31 December 2021: $25.5 billion). The impacts of regulatory updates, estimated as at 31 December 2021, and $1.7 billion debt redemption in January 2022, are included within the 31 December 2021 capital resources.

(b) External capital requirements

Prudential plc is subject to the Group-wide Supervision (GWS) Framework issued by the Hong Kong Insurance Authority (IA).

Prudential applies the Insurance (Group Capital) Rules set out in the GWS Framework to determine group regulatory capital requirements (both minimum and prescribed levels). The summation of local statutory capital requirements across the Group is used to determine group regulatory capital requirements, with no allowance for diversification between business operations. The GWS eligible group capital resources are determined by the summation of capital resources across local solvency regimes for regulated entities and IFRS shareholders' equity, with adjustments where applicable, for non-regulated entities.

The recent trend to more risk-based capital regimes being adopted in many of the Group's markets is continuing and this impacts on the Group's GWS capital measure, which is underpinned by the local regulatory regimes of the Group's subsidiaries, joint ventures and associates. C-ROSS Phase II became effective in the Chinese Mainland in the first quarter of 2022 and, in April 2022, Prudential Hong Kong Limited received approval from the Hong Kong IA to early adopt the new risk-based capital regime (HK RBC) effective from 1 January 2022.

More details on Group capital are given in section I(i) in the Additional unaudited financial information section.

(c) Meeting of capital management objectives

The GWS group capital adequacy requirements have been met since the GWS Framework became effective for Prudential upon designation. This includes maintaining total eligible group capital resources in excess of the Group Prescribed Capital Requirement (GPCR) of the supervised group and maintaining Tier 1 group capital resources in excess of the Group Minimum Capital Requirement (GMCR) of the supervised group.

The Group's capital management framework focuses on achieving sustainable, profitable growth and maintaining a resilient balance sheet, with a disciplined approach to active capital allocation. As well as holding sufficient capital to meet GWS requirements at Group level, the Group also closely manages the cash it holds within its central holding companies so that it can:

- Fund new opportunities;
- Maintain flexibility and absorb shock events;
- Cover central costs; and
- Fund dividends.

More details on holding company cash flows and balances are given in section I(v) in the Additional unaudited financial information section.

The Group monitors regulatory capital, economic capital and rating agency capital metrics and manages the business within its risk appetite by remaining within its economic and regulatory capital limits. Reserve adequacy testing under a range of scenarios and dynamic solvency testing is carried out, including under certain scenarios mandated by the local regulators.

The sensitivity of liabilities and other components of total capital vary depending upon the type of business concerned and this conditions the approach to asset/liability management.

C10.2 Local capital regulations

(a) Insurance operations

For regulated insurance entities, the capital resources and required capital included in the GWS capital measure for Hong Kong IA Group regulatory purposes are based on the local solvency regime applicable in each jurisdiction. The local valuation basis for the assets, liabilities and capital requirements of significant insurance operations are:

CPL

A risk-based capital, risk management and governance framework, known as the China Risk Oriented Solvency System (C-ROSS), applies in the Chinese Mainland. Under C-ROSS, insurers are required to maintain a core solvency ratio (core capital over minimum capital) and a comprehensive solvency ratio (capital resources over minimum capital) of not lower than 50 per cent and 100 per cent, respectively.

The actual capital is the difference between the admitted assets and admitted liabilities with trading and AFS assets marked-to-market and other assets at book value. Policyholder liabilities are based on a gross premium valuation method using best estimate assumptions with a separate risk margin.

The final regulations of C-ROSS Phase II became effective in the first quarter of 2022. The main updates to the local regulation were to introduce explicit tiering and admissibility rules on negative reserves in the capital resources and further updates to the risk calibrations used in calculating capital requirements.

Hong Kong

In April 2022, Prudential Hong Kong Limited received approval from the Hong Kong IA to early adopt the new risk-based capital regime (HK RBC) effective from 1 January 2022. The HK RBC framework requires liabilities to be based on a gross premium valuation method using best estimate assumptions and capital requirements to be risk-based, resulting in the release of prudent regulatory margins previously included in liabilities and an increase in required capital.

Indonesia

Solvency capital is determined using a risk-based capital approach. The capital resources are based on assets that are marked-to-market, with policyholder liabilities based on a gross premium valuation method using best estimate assumptions with a suitable margin for prudence. Liabilities are zeroised at policy level (ie negative liabilities are not permitted at a policy level). For unit-linked policies, an unearned premium reserve is established.

Malaysia

A risk-based capital framework applies in Malaysia. The local regulator, Bank Negara Malaysia (BNM), has set a Supervisory Target Capital Level of 130 per cent, below which supervisory actions of increasing intensity will be taken. Each insurer is also required to set its own Individual Target Capital Level to reflect its own risk profile and this is expected to be higher than the Supervisory Target Capital Level.

The capital resources are based on assets that are marked-to-market, with policyholder liabilities based on a gross premium valuation method using best estimate assumptions with a suitable margin for prudence. Liabilities are zeroised at a fund level (ie negative liabilities are not permitted at a fund level). The BNM has initiated a review of its RBC framework and a discussion paper on the design of the updated RBC framework was issued on 30 June 2021 with industry feedback provided by 30 September 2021. The BNM have yet to issue their final technical specifications and the exact timing of implementation of potential revisions remains uncertain as these would need to be subject to quantitative impact studies and parallel run prior to introduction.

Market liberalisation measures were introduced by BNM in April 2009, which increases the limit from 49 per cent to 70 per cent on foreign equity ownership for insurance companies and Takaful operators in Malaysia. A higher foreign equity limit beyond 70 per cent for insurance companies will be considered by BNM on a case by case basis, for example, for companies who support expansion of providing insurance coverage to the most vulnerable in Malaysian society.

Singapore

A risk-based capital framework applies in Singapore. The local regulator, Monetary Authority of Singapore (MAS), has the authority to direct insurance companies to satisfy additional capital adequacy requirements in addition to those set forth under the Singapore Insurance Act, if considered appropriate. The capital resources are based on assets that are marked-to-market, with policyholder liabilities based on a gross premium valuation method using best estimate assumptions with a suitable margin for prudence. The updated risk-based capital framework (RBC2) permits the recognition of a prudent allowance for negative reserves in the capital resources.

(b) Asset management operations – regulatory and other surplus

Certain asset management subsidiaries of the Group are subject to local regulatory requirements. The movement in the year of the estimated surplus regulatory capital position (over the GPCR) of those subsidiaries, combined with the movement in the IFRS basis shareholders' equity for unregulated asset management operations, is as follows:

	2022 $m	**2021** $m
Balance at 1 Jan	**522**	453
Gains during the year	**187**	266
Movement in capital requirement	**15**	3
Capital injection	**3**	6
Distributions made to the parent company	**(214)**	(201)
Exchange and other movements	**(47)**	(5)
Balance at 31 Dec	**466**	522

C10 Capital continued

C10.3 Transferability of capital resources

The amounts retained within the insurance companies are at levels that provide an appropriate level of capital strength in excess of the local regulatory minimum capital requirements. The businesses may, in general, remit dividends to parent entities, provided the statutory insurance fund meets the local regulatory solvency requirements and there are sufficient statutory accounting profits. For with-profits funds, the excess of assets over liabilities is retained within the funds, with distribution to shareholders tied to the shareholders' share of declared bonuses.

Capital resources of the non-insurance business units are transferable after taking account of an appropriate level of operating capital, based on local regulatory solvency requirements, where relevant.

C11 Property, plant and equipment

Property, plant and equipment comprise Group occupied properties and tangible assets. Property, plant and equipment also includes right-of-use assets for operating leases of properties occupied by the Group and leases of equipment and other tangible assets. All property, plant and equipment, including the right-of-use assets under operating leases, are held at cost less cumulative depreciation, calculated using the straight-line method, and impairment charge.

A reconciliation of the carrying amount of the Group's property, plant and equipment from the beginning to the end of the years shown is as follows:

	2022 $m				**2021 $m**			
	Group occupied property	**Tangible assets**	**Right-of-use assets**	**Total**	**Group occupied property**	**Tangible assets**	**Right-of-use assets**	**Total**
Balance at 1 Jan								
Cost	**33**	**489**	**678**	**1,200**	355	707	710	1,772
Accumulated depreciation	**(10)**	**(349)**	**(363)**	**(722)**	(88)	(523)	(268)	(879)
Opening net book amount	**23**	**140**	**315**	**478**	267	184	442	893
Removal of discontinued US operations	**–**	**–**	**–**	**–**	(242)	(32)	(35)	(309)
Additions	**–**	**34**	**49**	**83**	–	36	59	95
Depreciation and impairment charge	**–**	**(39)**	**(106)**	**(145)**	(1)	(45)	(123)	(169)
Disposals, transfers and lease modifications	**–**	**(2)**	**26**	**24**	–	–	(22)	(22)
Effect of movements in exchange rates	**(1)**	**(7)**	**(13)**	**(21)**	(1)	(3)	(6)	(10)
Balance at 31 Dec	**22**	**126**	**271**	**419**	23	140	315	478
Representing:								
Cost	**32**	**486**	**676**	**1,194**	33	489	678	1,200
Accumulated depreciation	**(10)**	**(360)**	**(405)**	**(775)**	(10)	(349)	(363)	(722)
Closing net book amount	**22**	**126**	**271**	**419**	23	140	315	478

Right-of-use assets

The Group does not have any right-of-use assets that would meet the definition of investment property. As at 31 December 2022, total right-of-use assets comprised $267 million (31 December 2021: $311 million) of property and $4 million (31 December 2021: $4 million) of non-property assets. Of the $271 million (31 December 2021: $315 million) total right-of-use assets, $105 million (31 December 2021: $128 million) were held by the Group's with-profits businesses.

Extension and termination options are included in a number of property and equipment leases across the Group. These are used to maximise operational flexibility in terms of managing the assets used in the Group's operations. The majority of extension and termination options held are exercisable only by the Group and not by the respective lessor. The Group assesses at lease commencement whether it is reasonably certain to exercise the option. This assertion is revisited if there is a material change in circumstances. As at 31 December 2022, the undiscounted value of lease payments beyond the break period not recognised in the lease liabilities is $189 million (31 December 2021: $201 million).

The Group has non-cancellable property subleases which have been classified as operating leases under IFRS 16. The sublease rental income received in 2022 for the leases is $6 million (2021: $6 million).

Tangible assets

At 31 December 2022, of the $126 million (31 December 2021: $140 million) tangible assets, $53 million (31 December 2021: $63 million) were held by the Group's with-profits businesses.

Capital expenditure: property, plant and equipment by segment

The capital expenditure on property, plant and equipment in 2022 of $34 million (2021: $36 million) arose as follows:

	2022 $m	2021 $m
Hong Kong	11	9
Indonesia	1	1
Malaysia	1	2
Singapore	3	1
Growth markets and other	16	19
Eastspring	2	3
Total segment	34	35
Unallocated to a segment (central operations)	–	1
Total capital expenditure on property, plant and equipment	34	36

D1 Corporate transactions

D1.1 Gain (loss) attaching to corporate transactions

Corporate transactions include those associated with the disposal of the Group's entities amongst other items. Where there is a disposal, income and expenses of entities sold during the year are included in the income statement up to the date of disposal. The gain or loss on disposal is calculated as the difference between sale proceeds net of selling costs, less the net assets of the entity at the date of disposal, adjusted for foreign exchange movements attaching to the sold entity that are required to be recycled to the income statement under IAS 21.

	2022 $m	**2021** $m
Gain (loss) attaching to corporate transactions as shown separately on the Consolidated income statement [note]	**55**	(35)
Loss arising on reinsurance transaction undertaken by the Hong Kong business	**(44)**	(59)
Total gain (loss) attaching to corporate transactions [note B1.1]	**11**	(94)

Note
The gain (loss) attaching to corporate transactions largely comprises a gain of $62 million (2021: $23 million) from the sale of shares relating to the Group's retained interest in Jackson post the demerger. Other corporate transactions in 2021 largely represent costs associated with the demerger of Jackson.

D1.2 Discontinued US operations

On 13 September 2021, the Group completed the separation of its US operations (Jackson) through a demerger. In accordance with IFRS 5 'Non-current Assets Held for Sale and Discontinued Operations', the US operations were classified as discontinued. The 2021 income statement included the results of Jackson up to 13 September 2021, the date of demerger.

The retained interest in Jackson is reported within the Consolidated statement of financial position as a financial investment at fair value and is included in 'Unallocated to a segment (central operations)' for segmental analysis. This investment has been classified as available-for-sale under IAS 39. During 2022, transactions reduced the Group's holding to 9.2 per cent (both voting and economic interest) at 31 December 2022 (31 December 2021: 18.4 per cent economic interest with 18.5 per cent voting interest). The fair value of the Group's holding at 31 December 2022 was $266 million (31 December 2021: $683 million).

The results for the discontinued US operations presented in the consolidated financial statements up to the demerger in September 2021 are analysed below.

(a) Income statement

	2021 $m
Total revenue, net of reinsurance	45,972
Total charge, net of reinsurance	(43,655)
Profit before tax	2,317
Tax charge	(363)
Profit after tax	1,954
Remeasurement to fair value [note (i)]	(8,259)
Cumulative valuation movements on available-for-sale debt securities, net of related tax and change in DAC, and net investment hedges recycled from other comprehensive income [note (ii)]	1,278
Loss for the year	(5,027)
Attributable to:	
Equity holders of the Company	(4,234)
Non-controlling interests	(793)
Loss for the year	(5,027)

Notes
(i) The loss on remeasurement to fair value on demerger was recognised in accordance with IFRIC 17 'Distributions of non-cash assets to owners' with the fair value determined with reference to the opening quoted price of Jackson shares on the New York Stock Exchange as at the date of demerger on 13 September 2021.
(ii) In accordance with IFRS, as a result of the demerger of Jackson, accumulated balances previously recognised through other comprehensive income relating to financial instruments held by Jackson classified as available-for-sale and historical net investment hedges were recycled from other comprehensive income to the results of discontinued operations in the Consolidated income statement. Total shareholders' equity is unchanged as a result of this recycling.

(b) Total comprehensive income

	2021 $m
Loss for the year	(5,027)
Other comprehensive loss:	
Valuation movements on available-for-sale debt securities, net of related tax and change in DAC	(763)
Cumulative valuation movements on available-for-sale debt securities, net of related tax and change in DAC, and net investment hedges recycled through profit or loss at the point of demerger	(1,278)
Other comprehensive loss for the year	(2,041)
Total comprehensive loss for the year	(7,068)
Attributable to:	
Equity holders of the Company	(6,283)
Non-controlling interests	(785)
Total comprehensive loss for the year	(7,068)

(c) Cash flows

	2021 $m
Net cash flows from operating activities	(423)
Net cash flows from financing activities[note]	2,329
Cash divested upon demerger	(3,527)
Net decrease in cash and cash equivalents	(1,621)
Cash and cash equivalents at 1 Jan	1,621
Cash and cash equivalents at 31 Dec	–

Note
Financing activities in 2021 largely reflected the issuance of debt of $2,350 million. No dividends were paid by Jackson during 2021 prior to demerger.

D2 Contingencies and related obligations

Litigation and regulatory matters
The Group is involved in various litigation and regulatory proceedings. While the outcome of such litigation and regulatory issues cannot be predicted with certainty, the Group believes that their ultimate outcome will not have a material adverse effect on the Group's financial condition, results of operations, or cash flows.

Guarantees
The Group has provided guarantees and commitments to third parties entered into in the normal course of business and the Company has guaranteed public debt securities issued by one of its wholly-owned subsidiaries, Prudential Funding (Asia) PLC from early 2023. The Group considers the likelihood of outflows arising under such guarantees and commitments as remote.

Intra-group capital support arrangements
Prudential has put in place intra-group arrangements to formalise undertakings by Prudential to the regulators of the Hong Kong subsidiaries regarding their solvency levels. Other intra-group transactions are discussed in note D4 below.

D3 Post balance sheet events

Dividends
The 2022 second interim dividend approved by the Board of Directors after 31 December 2022 is as described in note B5.

Debt redemption
On 20 January 2023 the Company redeemed senior debt instruments of £300 million, as described in note C5.1.

D4 Related party transactions

Transactions between the Company and its subsidiaries or intra-group transactions are eliminated on consolidation. Intra-group transactions of the Group mainly related to a limited number of loans, guarantees or services provided by the Company to or from others business units, or between business units, including investment management services provided by the Group's asset managers to the insurance operations businesses as shown in note B1.3. All intra-group transactions are subject to the same internal approval framework as external transactions. As the Group's business units operate independently, overall there is limited interconnectedness across the Group. The Group reviews its recovery plan (that also covers intra-group transactions and the level of the Group's interconnectivity risk) on an annual basis and details the remedial actions that could be used to restore financial strength and viability if the Group were to come under severe stress.

The Company has transactions and outstanding balances with collective investment schemes and similar entities that are not consolidated and where a Group company acts as manager, which are regarded as related parties for the purposes of IAS 24. The balances are included in the Group's statement of financial position at fair value or amortised cost in accordance with IAS 39 classifications with the corresponding amounts included in the income statement. The transactions include amounts paid on issue of shares or units, amounts received on cancellation of shares or units and amounts paid in respect of the periodic charge and administration fee.

In addition, there are no material transactions between the Group's joint ventures and associates, which are accounted for on an equity method basis, and other Group companies.

Key management personnel of the Company, as described in note B2.3, may from time to time purchase insurance, asset management or annuity products marketed by Group companies in the ordinary course of business on substantially the same terms as those prevailing at the time for comparable transactions with other persons.

In 2022, transactions with key management personnel were not deemed to be significant both by virtue of their size and in the context of the individuals' financial positions. All of these transactions were on terms broadly equivalent to those that prevailed in arm's-length transactions.

On 5 April 2021, pursuant to a separation agreement, Jackson National Life agreed to pay circa $23.5 million to Michael Falcon, the former chief executive officer of Jackson, as a series of cash lump sum payments for termination of loss of office, and agreed that Mr Falcon would retain 98,311 Prudential ADRs that had been previously deferred under the Deferred Annual Incentive Plan. Prudential agreed to reimburse Jackson National Life for such payments and settled this obligation prior to the demerger on 13 September 2021. On completion of the demerger, the Prudential ADRs were translated into Jackson Shares with an equivalent value. They will be released on the original timeline, ie in 2022 and 2023, and remain subject to the original malus and clawback provisions. Other transactions with those individuals meeting the definition of key management personnel in 2021 were not deemed to be significant using the criteria described above.

Additional details on the Directors' interests in shares, transactions or arrangements are given in the Directors' remuneration report. Key management remuneration is disclosed in note B2.3.

D5 Commitments

The Group has provided, from time to time, certain commitments to third parties.

At 31 December 2022, the Group had $2,626 million unfunded commitments (31 December 2021: $2,878 million) primarily related to investments in infrastructure funds and alternative investment funds in Asia.

D6 Investments in subsidiary undertakings, joint ventures and associates

D6.1 Basis of consolidation

The Group consolidates those investees it is deemed to control. The Group has control over an investee if all three of the followings are met: (1) it has power over an investee; (2) it is exposed to, or has rights to, variable returns from its involvement with the investee; and (3) it has the ability to use its power over the investee to affect its own returns.

(a) Subsidiaries

Subsidiaries are those investees that the Group controls. The majority of the Group's subsidiaries are corporate entities.

The Group performs a re-assessment of consolidation whenever there is a change in the substance of the relationship between the Group and an investee. Where the Group is deemed to control an entity, it is treated as a subsidiary and its results, assets and liabilities are consolidated. Where the Group holds a minority share in an entity with no control over the entity, the investments are carried at fair value within financial investments in the Consolidated statement of financial position.

Entities consolidated by the Group include Qualifying Partnerships as defined under the UK Partnerships (Accounts) Regulations 2008 (the 'Partnerships Act'). The Group's limited partnership has taken advantage of the exemption under regulation 7 of the Partnerships Act from the financial statement requirements. This is under regulations 4 to 6, on the basis that the limited partnership is dealt with on a consolidated basis in these financial statements.

(b) Joint ventures and associates

Joint ventures are joint arrangements arising from a contractual agreement whereby the Group and other investors have joint control of the net assets of the arrangement. In a number of these arrangements, the Group's share of the underlying net assets may be less than 50 per cent but the terms of the relevant agreement make it clear that control is jointly exercised between the Group and the third party. Associates are entities over which the Group has significant influence but does not control. Generally, it is presumed that the Group has significant influence if it holds between 20 per cent and 50 per cent voting rights of an entity.

With the exception of those referred to below, the Group accounts for its investments in joint ventures and associates using the equity method of accounting. The Group's share of profit or loss of its joint ventures and associates is recognised in the income statement and its share of movements in other comprehensive income is recognised in other comprehensive income. The equity method of accounting does not apply to investments in joint ventures and associates held by the Group's insurance or investment funds, including collective investment schemes which, as allowed by IAS 28 'Investments in Associates and Joint Ventures', are carried at fair value through profit or loss.

(c) Structured entities

Structured entities are those that have been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity. Voting rights relate to administrative tasks. Relevant activities are directed by means of contractual arrangements. The Group invests in both consolidated and unconsolidated structured entities including investment vehicles such as collective investment schemes, collateralised debt obligations, mortgage-backed securities and similar asset-backed securities.

Collective investment schemes

The Group invests in collective investment schemes that invest mainly in equities, bonds, cash and cash equivalents and properties. In assessing control under IFRS 10 'Consolidated Financial Statements', the Group determines whether it is acting as principal or agent and the variable returns from its involvement with these entities. The Group's percentage ownership in these entities can fluctuate on a daily basis according to the participation of the Group and other investors.

Where the entity is managed by a Group asset manager:

- Where the Group's ownership holding in the entity exceeds 50 per cent, the Group is judged to have control over the entity;
- Where the Group's ownership holding in the entity is between 20 per cent and 50 per cent, the facts and circumstances of the Group's involvement in the entity are considered, including the rights to any fees earned by the asset manager, in forming a judgement as to whether the Group has control over the entity;
- Where the Group's ownership holding in the entity is less than 20 per cent, the Group is judged to not have control over the entity.

Where the entity is managed by an asset manager outside the Group, an assessment is made of whether the Group has existing rights that gives it the ability to direct the current activities of the entity and therefore control the entity. In assessing the Group's ability to direct an entity, the Group considers its ability relative to other investors.

Where the Group is deemed to control an entity, it is treated as a subsidiary and is consolidated, with the interests of investors other than the Group being classified as liabilities, and presented within 'Net asset value attributable to unit holders of consolidated investment funds'.

Where the Group does not control these entities (where the Group is deemed to be acting as an agent under IFRS 10) and they do not meet the definition of associates, they are carried at FVTPL within financial investments in the Consolidated statement of financial position.

Where the Group's asset manager sets up investment funds as part of its asset management operations, unless the Group also participates in the ownership holding of the entities, the Group's interest is limited to the fees charged to manage the assets of such entities. With no participation in ownership holding of these entities, the Group does not retain risks associated with investment funds. For these investment funds, the Group is not deemed to control the entities but deemed to be acting as an agent.

The Group generates returns and retains the ownership risks in these investment vehicles commensurate to its participation and does not have any further exposure to the residual risks of these investment vehicles.

Other structured entities

The Group holds investments in mortgage-backed securities, collateralised debt obligations and similar asset-backed securities, the majority of which are actively traded in a liquid market.

The Group consolidates the vehicles that hold the investments where the Group is deemed to control the vehicles. When assessing control over the vehicles, the factors considered include the purpose and design of the vehicle, the Group's exposure to the variability of returns and the scope of the Group's ability to direct the relevant activities of the vehicle including any kick-out or removal rights that are held by third parties. The outcome of the control assessment is dependent on the terms and conditions of the respective individual arrangements.

The majority of such vehicles are not consolidated. In these cases, the Group is not the sponsor of the vehicles in which it holds investments and has no administrative rights over the vehicles' activities. The Group generates returns and retains the ownership risks commensurate to its holding and its exposure to the investments and does not have any further exposure to the residual risks or losses of the investments or the vehicles in which it holds investments. Accordingly, the Group does not have power over the relevant activities of such vehicles and all are carried at FVTPL within financial investments in the Consolidated statement of financial position.

D6 Investments in subsidiary undertakings, joint ventures and associates continued

D6.1 Basis of consolidation continued

The table below provides aggregate carrying amounts of the investments in unconsolidated structured entities reported in the Group's Consolidated statement of financial position:

	31 Dec 2022 $m		31 Dec 2021 $m	
Consolidated statement of financial position line items	**Investment funds**	**Other structured entities**	**Investment**	**Other structured entities**
Equity securities and holdings in collective investment schemes	**30,771**	**–**	35,446	–
Debt securities	**–**	**370**	–	251
Total investments in unconsolidated structured entities	**30,771**	**370**	35,446	251

The Group's maximum exposure to loss related to the interest in unconsolidated structured entities is limited to the carrying value in the Consolidated statement of financial position and the unfunded investment commitments provided by the Group (see note D5).

During the year, the Group receives dividend and interest income from its investments in these unconsolidated structured entities. Where the Group's asset manager manages these entities, such as the collective investment schemes, the Group also receives asset management fees from these entities.

As at 31 December 2022 and 2021, the Group does not have an agreement, contractual or otherwise, or intention to provide financial support to structured entities (both consolidated and unconsolidated) that could expose the Group to a loss.

D6.2 Dividend restrictions and minimum capital requirements

Certain Group entities are subject to restrictions on the amounts of funds they may transfer in the form of cash dividends or otherwise to the parent company.

Under UK company law, UK companies can only declare dividends if they have sufficient distributable reserves.

The Group's subsidiaries, joint ventures and associates may remit dividends to the Group, in general, provided the statutory insurance fund meets the capital adequacy standard required under local statutory regulations and has sufficient distributable reserves. Further details on local capital regulations in certain Asia operations are provided in note C10.2.

D6.3 Investments in joint ventures and associates

Joint ventures represent arrangements where the controlling parties through contractual or other agreement have the rights to the net assets of the arrangements. The Group has insurance and asset management joint ventures in Chinese Mainland with CITIC Group and an asset management joint venture in India with ICICI Bank. In addition, there is an asset management joint venture in Hong Kong with Bank of China International Holdings Limited (BOCI) and Takaful insurance joint venture in Malaysia. For the Group's joint ventures that are accounted for using the equity method, the net-of-tax results of these operations are included in the Group's profit before tax.

The Group's associates, which are also accounted for using the equity method, include the Indian insurance entity (with the majority shareholder being ICICI Bank).

In addition, the Group has investments in collective investment schemes, funds holding collateralised debt obligations and property funds where the Group has significant influence. As allowed under IAS 28, these investments are accounted for on a FVTPL basis. The aggregate fair value of associates accounted for at fair value through profit or loss, where there are published price quotations, is approximately $0.3 billion at 31 December 2022 (31 December 2021: $0.6 billion).

For joint ventures and associates accounted for using the equity method, the 12 months financial information of these investments for the years ended 31 December 2022 and 2021 (covering the same period as that of the Group) has been used in these consolidated financial statements.

The Group's share of the profit for shareholder-backed business (including short-term fluctuations in investment returns), net of related tax, in joint ventures and associates equity accounted for as shown in the Consolidated income statement, is allocated across segments as follows:

	2022 $m	2021 $m
CPL	**(144)**	278
Hong Kong	**–**	9
Malaysia	**24**	28
Growth markets and other[note]	**5**	(110)
Insurance operations	**(115)**	205
Eastspring	**144**	147
Total segment and Group total	**29**	352

Note
For growth markets and other, as well as the segment results for associates and joint ventures within the segment, the amount shown includes other items of $15 million (2021: $(38) million) which primarily comprise of taxes for all life joint ventures and associates together with other non-recurring items.

There is no other comprehensive income in the joint ventures and associates other than the foreign exchange differences that arise from translating the associates and joint ventures into the Group's presentational currency. There has been no unrecognised share of losses of a joint venture or associate that the Group has stopped recognising in total comprehensive income.

The Group's interest in joint ventures and associates gives rise to no contingent liabilities or capital commitments that are material to the Group.

CITIC-Prudential Life Insurance Company (CPL)

CPL is the Group's joint venture with the CITIC Group in which the Group owns a 50 per cent interest. The joint venture is incorporated in China and is principally engaged in underwriting insurance and investment contracts. The summarised financial information for CPL, which is considered to be a material joint venture to the Group, is set out below. The financial information represents the entity's financial statements prepared in accordance with Group's IFRS accounting policies, on a 100 per cent basis, for the years shown:

Statement of financial position:	31 Dec 2022 $m	31 Dec 2021 $m
Total assets	**31,608**	29,237
Total liabilities (including non-controlling interest)	**29,330**	26,523
Shareholders' equity	**2,278**	2,714
The above amounts of assets and liabilities include the following:		
Cash and cash equivalents	**561**	422
Financial liabilities (excluding trade and other payables and provisions)	**985**	938

Income statement:	2022 $m	2021 $m
Revenue	**5,778**	7,374
Profit for the year after tax	**(248)**	453
The above profit for the year includes the following:		
Depreciation and amortisation	**(106)**	(86)
Interest income	**599**	465
Interest expense	**(3)**	(2)
Income tax credit (charge)	**40**	(84)

The summarised financial information above is reconciled to the carrying amount of the Group's interest in the joint venture recognised in the consolidated financial statements as follows:

	31 Dec 2022 $m	31 Dec 2021 $m
Net assets of CITIC-Prudential Life as shown above	**2,278**	2,714
Proportion owned by the joint venture partner (50%)	**1,139**	1,357
Carrying amount of the Group's interest in the joint venture (50%)	**1,139**	1,357

The Group has received no dividends from CPL in 2022 (2021: $57 million).

D6 Investments in subsidiary undertakings, joint ventures and associates continued

D6.4 Related undertakings

In accordance with Section 409 of the Companies Act 2006, a list of Prudential Group's subsidiaries, joint ventures, associates and significant holdings (being holdings of more than 20 per cent) is disclosed below, along with the classes of shares held, the registered office address and the effective percentage of equity owned at 31 December 2022. The Group also operates through branches, none of which are significant.

The definitions of a subsidiary undertaking, joint venture and associate in accordance with the Companies Act 2006 are different from the definition under IFRS Standards. As a result, the related undertakings included within the list below may not be the same as the undertakings consolidated in the Group consolidated financial statements. The Group's consolidation policy is described in note D6.1.


Prudential plc
Prudential Corporation Asia Limited
Prudential Group Holdings Limited and subsidiaries
CITIC-Prudential Life Insurance Company Limited† (CPL)*
Prudential Hong Kong Limited
Prudential General Insurance Hong Kong Limited
PT. Prudential Life Assurance (Indonesia)†
Prudential Assurance Malaysia Berhad†
Prudential Assurance Company Singapore (Pte) Limited†
Eastspring Investments Group Pte. Ltd.† and subsidiaries
Growth markets and other entities†
(including Africa, Cambodia, India, Laos, Myanmar, Philippines, Taiwan, Thailand, Vietnam)
Prudential International Treasury Limited

* CPL is a joint venture with CITIC, a leading state owned conglomerate.
† Indirectly held by Prudential Corporation Asia Limited.

Direct subsidiary undertakings of the parent company, Prudential plc (shares held directly or via nominees)

Name of entity	Classes of shares held	Proportion held	Registered office address
Prudential Corporation Asia Limited	OS	100.00%	13th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong
Prudential Group Holdings Limited	OS	100.00%	1 Angel Court, London, EC2R 7AG, United Kingdom

Other subsidiaries, joint ventures, associates and significant holdings of the Group – no shares held directly by the parent company (Prudential plc) or its nominees

Name of entity	Classes of shares held	Proportion held	Registered office address
Aberdeen Cash Creation Fund	U	30.62%	28th Floor Bangkok City Tower, 179 South Sathorn Road, Thungmahamek, Sathorn, Bangkok 10120, Thailand
Aberdeen Standard Global Opportunities Fund	U	34.61%	21 Church Street, #01-01, Capital Square Two, Singapore 049480
Aberdeen Standard Singapore Equity Fund	U	62.18%	
AC Financial Partners Limited Partnership	PI	100.00%	65 Haymarket Terrace, Edinburgh, EH12 5HD
Alternatives North America, Ltd.	U	100.00%	PO Box 1093, Queensgate House, Grand Cayman, KY1-1102, Cayman Islands
BOCHK Aggressive Growth Fund	U	47.75%	27th Floor, Bank of China Tower, 1 Garden Road, Hong Kong
BOCHK Balanced Growth Fund	U	41.47%	
BOCHK China Equity Fund	U	73.71%	
BOCHK Conservative Growth Fund	U	42.71%	
BOCHK US Dollar Money Market Fund	U	21.91%	
BOCI-Prudential Asset Management Limited	OS	36.00%	
BOCI-Prudential Trustee Limited	OS	36.00%	Suites 1501-1507 & 1513-1516, 15th Floor, 1111 King's Road, Taikoo Shing, Hong Kong
Cathay High Yield Ex China Cash Pay 1-5 Year 2% Issuer Capped ETF	U	42.71%	6th Floor, No.39, Sec.2, Dunhua South. Road, Taipei, Taiwan
CITIC-CP Asset Management Co., Ltd.	MI - JV	26.95%	Room 101-2, No.128 North Zhangjiabang Road, Pudong District, Shanghai, China
CITIC-Prudential Fund Management Company Limited	MI - JV	49.00%	Level 9, HSBC Building, Shanghai IFC, 8 Century Avenue, Pudong, Shanghai, China
CITIC-Prudential Life Insurance Company Limited	MI - JV	50.00%	Room 1101-A, 1201, 1301, 1401, 1501, 1601, 1701, 1801, Unit 01, Building 1, No. B2, North Road of East Third Ring Road, Chaoyang District, Beijing, PRC,100027, China
Eastspring Al-Wara' Investments Berhad	OS	100.00%	Level 25, Menara Hong Leong, No. 6 Jalan Damanlela, Bukit Damansara, 50490 Kuala Lumpur, Malaysia
Eastspring Asia Pacific High Yield Equity Fund	U	37.57%	4th Floor, No.1, Songzhi Road, Xinyi Dist., Taipei, Taiwan

Key to share classes:

LBG	Limited by Guarantee
MI	Membership Interest
MI - WFOE	Membership Interest of a Wholly Foreign Owned Enterprise in the Chinese Mainland
MI – JV	Membership Interest of a Sino-Foreign Equity Joint Venture in the Chinese Mainland
OS	Ordinary Shares
PI	Partnership Interest
PS	Preference Shares
U	Units

Name of entity	Classes of shares held	Proportion held	Registered office address
Eastspring Asset Management (Thailand) Co., Ltd.	OS	59.50%	944 Mitrtown Office Tower, 9th Floor, Rama 4 Road, Wangmai, Pathumwan, Bangkok 10330, Thailand
Eastspring Asset Management Korea Co. Ltd.	OS	100.00%	22nd Floor (Seoul International Finance Center, Yeouido dong), 10 Gukjegeumyung-ro, Yeongdeungpo-gu, Seoul, Republic of Korea 07326
Eastspring Investment K-Short Term Bond Alpha Securities Investment Trust(Bond Balanced)	U	27.54%	22nd Floor One IFC, 10 Gukjegeumyung-ro, Youngdungpo-gu, Seoul 07326, Korea
Eastspring Investment Management (Shanghai) Company Limited	MI - WFOE	100.00%	Unit 306-308, 3rd Floor, Azia Center, 1233 Lujiazui Ring Road, China (Shanghai) Pilot Free Trade Zone, China
Eastspring Investments - Asia Opportunities Equity Fund	U	99.97%	26, Boulevard Royal, L-2449, Luxembourg
Eastspring Investments - Global Growth Equity Fund	U	59.04%	
Eastspring Investments - Global Low Volatility Equity Fund	U	96.36%	
Eastspring Investments - Global Technology Fund	U	82.06%	
Eastspring Investments - Pan European Fund	U	61.34%	
Eastspring Investments - US High Yield Bond Fund	U	46.85%	
Eastspring Investments - US Investment Grade Bond Fund	U	68.91%	
Eastspring Investments - World Value Equity Fund	U	95.64%	
Eastspring Investments (Hong Kong) Limited	OS	100.00%	13th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong
Eastspring Investments (Luxembourg) S.A.	OS	100.00%	26, Boulevard Royal, L-2449 Luxembourg, Grand Duchy of Luxembourg
Eastspring Investments (Singapore) Limited	OS	100.00%	10 Marina Boulevard, #32-01, Marina Bay Financial Centre, Singapore 018983
Eastspring Investments Asia Pacific Equity Fund	U	93.92%	26, Boulevard Royal, L-2449, Luxembourg
Eastspring Investments Asia Pacific ex-Japan Target Return Fund	U	75.84%	Eastspring Investments Berhad, Level 22, Menara Prudential, Persiaran TRX Barat, 55188 Tun Razak Exchange, Kuala Lumpur, Malaysia
Eastspring Investments Asia Real Estate Multi Asset Income Fund	U	73.95%	26, Boulevard Royal, L-2449, Luxembourg
Eastspring Investments Asia Sustainable Bond Fund	U	93.97%	
Eastspring Investments Asian Bond Fund	U	42.30%	
Eastspring Investments Asian Dynamic Fund	U	91.58%	
Eastspring Investments Asian Equity Fund	U	98.97%	
Eastspring Investments Asian Equity Income Fund	U	87.52%	
Eastspring Investments Asian High Yield Bond Fund	U	44.35%	
Eastspring Investments Asian Investment Grade Bond Fund	U	90.06%	
Eastspring Investments Asian Low Volatility Equity Fund	U	89.01%	
Eastspring Investments Asian Multi Factor Equity Fund	U	90.94%	
Eastspring Investments Berhad	OS	100.00%	Level 25, Menara Hong Leong, No. 6 Jalan Damanlela, Bukit Damansara, 50490 Kuala Lumpur, Wilayah Persekutuan, Malaysia
Eastspring Investments China A Shares Growth Fund	U	63.69%	26, Boulevard Royal, L-2449, Luxembourg
Eastspring Investments Dragon Peacock Fund	U	95.82%	
Eastspring Investments Emerging Markets Star Players	U	40.88%	Eastspring Investments Limited, Marunouchi Park Bldg., 2-6-1 Marunochi, Chiyoda-ku, Tokyo, Japan 100-6905
Eastspring Investments Equity Income Fund	U	40.95%	Eastspring Investments Berhad, Level 22, Menara Prudential, Persiaran TRX Barat, 55188 Tun Razak Exchange, Kuala Lumpur, Malaysia
Eastspring Investments European Investment Grade Bond Fund	U	99.91%	26, Boulevard Royal, L-2449, Luxembourg
Eastspring Investments Fund Management Limited Liability Company	MI	100.00%	23rd Floor, Saigon Trade Center, 37 Ton Duc Thang Street, District 1, Ho Chi Minh City, Vietnam
Eastspring Investments Global Emerging Markets Bond Fund	U	99.38%	26, Boulevard Royal, L-2449, Luxembourg
Eastspring Investments Global Emerging Markets Dynamic Fund	U	62.79%	
Eastspring Investments Global Emerging Markets ex-China Dynamic Fund	U	99.96%	
Eastspring Investments Global Equity Navigator Fund	U	97.19%	
Eastspring Investments Global Growth Fund	U	40.22%	Eastspring Investments Berhad, Level 22, Menara Prudential, Persiaran TRX Barat, 55188 Tun Razak Exchange, Kuala Lumpur, Malaysia
Eastspring Investments Global Market Navigator Fund	U	99.75%	26, Boulevard Royal, L-2449, Luxembourg
Eastspring Investments Global Multi Asset Income Plus Growth Fund	U	100.00%	
Eastspring Investments Greater China Equity Fund	U	90.60%	
Eastspring Investments Group Pte. Ltd.	OS	100.00%	10 Marina Boulevard, #32-01, Marina Bay Financial Centre, Singapore 018983
Eastspring Investments Incorporated	OS	100.00%	874 Walker Road, Suite C, City of Dover, County of Kent, State of Delaware, 19904, USA
Eastspring Investments India Consumer Equity Open Limited	OS	100.00%	3rd Floor, 355 NEX, Rue du Savoir, Cybercity Ebene 72201, Mauritius
Eastspring Investments India Equity Fund	U	79.97%	26, Boulevard Royal, L-2449, Luxembourg
Eastspring Investments India Equity Open Limited	OS	100.00%	3rd Floor, 355 NEX, Rue du Savoir, Cybercity Ebene 72201, Mauritius
Eastspring Investments India Infrastructure Equity Open Limited	OS	100.00%	

D6 Investments in subsidiary undertakings, joint ventures and associates continued

D6.4 Related undertakings continued

Direct subsidiary undertakings of the parent company, Prudential plc (shares held directly or via nominees) continued

Name of entity	Classes of shares held	Proportion held	Registered office address
Eastspring Investments Limited	OS	100.00%	Marunouchi Park Building, 6-1 Marunouchi 2-chome, Chiyoda-Ku, Tokyo, Japan
Eastspring Investments MY Focus Fund	U	28.33%	Eastspring Investments Berhad, Level 22, Menara Prudential, Persiaran TRX Barat, 55188 Tun Razak Exchange, Kuala Lumpur, Malaysia
Eastspring Investments Private Fixed Income Fund Number 1	U	87.11%	Units 306-308, 3rd Floor, Azia Center 1233 Lujiazui Ring Road, Shanghai, China
Eastspring Investments Services Pte. Ltd.	OS	100.00%	10 Marina Boulevard, #32-01, Marina Bay Financial Centre, Singapore 018983
Eastspring Investments SICAV-FIS – Alternative Investments Fund	U	100.00%	26, Boulevard Royal, L-2449, Luxembourg
Eastspring Investments SICAV-FIS – Asia Pacific Loan Fund	U	100.00%	
Eastspring Investments Syariah Equity Islamic Asia Pacific USD Kelas B	U	88.02%	Prudential Tower, 23rd Floor, Jl. Jend. Sudirman Kav.79, Jakarta 12910, Indonesia
Eastspring Investments Unit Trusts - Dragon Peacock Fund	U	97.69%	10 Marina Boulevard, #32-01, Marina Bay Financial Centre, Singapore 018983
Eastspring Investments Unit Trusts Singapore ASEAN Equity Fund	U	98.74%	
Eastspring Investments Unit Trusts Singapore Select Bond Fund	U	66.05%	
Eastspring Investments US Corporate Bond Fund	U	60.04%	26, Boulevard Royal, L-2449, Luxembourg
Eastspring Investments US High Investment Grade Bond Fund	U	87.42%	
Eastspring Investments Vietnam Navigator Fund	U	76.79%	23rd Floor, Saigon Trade Center Building, 37 Ton Duc Thang Street, Ben Nghe Ward, District 1, Ho Chi Minh City, Vietnam
Eastspring Investments-Global Emerging Markets Fundamental Value Fund	U	99.96%	26, Boulevard Royal, L-2449, Luxembourg
Eastspring Investments-Japan Sustainable Value Fund	U	100.00%	
Eastspring Overseas Investment Fund Management (Shanghai) Company Limited	MI - WFOE	100.00%	Unit 306-308, 3rd Floor, 1233 Lujiazui Ring Road, China (Shanghai) Pilot Free Trade Zone, China
Eastspring Private Equity Fund 2	U	99.99%	10 Marina Boulevard, #32-01, Marina Bay Financial Centre Tower 2, Singapore 018983
Eastspring Securities Investment Trust Co., Ltd.	OS	99.54%	4th Floor, No.1 Songzhi Road, Taipei 110, Taiwan
Eastspring Singapore Alternatives VCC	U	100.00%	10 Marina Boulevard, #32-01, Marina Bay Financial Centre, Singapore 018983
Eastspring Syariah Fixed Income USD Kelas A	U	69.23%	Prudential Tower Lantai 23, JI. Jend. Sudirman Kav. 79, Jakarta 12910, Indonesia
FCP Ecobank Actions Uemoa	U	43.63%	Immeuble Ecobank, 2Er Etage -Avenue Houdaille Plateau, 01 B.P 4107 Abidjan 01 Cote D'Ivoire
First Sentier Global Property Securities Fund	U	67.50%	79 Robinson Road, #17-01, Singapore 068897
FSSA China Focus Fund	U	67.76%	70 Sir John Rogerson's Quay, Dublin 2, D02 R296, Ireland
Fubon 1-5 Years US High Yield Bond Ex China	U	61.05%	8th Floor, No.108, Sec.1, Dunhua South. Road, Taipei, Taiwan
Fubon China Bond Umbrella Fund - Fubon China Quality Rmb Bond Fund	U	23.37%	
Fubon China Currency Fund	U	35.49%	
Fuh Hwa 1-5 Yr High Yield ETF	U	44.22%	8th & 9th Floor, No.308, Sec. 2, Bade Road, Da-an District
Fuh Hwa Emerging Market RMB Fixed Income Fund	U	46.42%	
Fuh Hwa Rmb Money Market Fund	U	37.52%	
Furnival Insurance Company PCC Limited	OS	100.00%	PO Box 155, Mill Court, La Charroterie, St Peter Port, GY1 4ET, Guernsey
GIS Total Return Bond Fund	U	27.53%	78 Sir John Rogerson's Quay, Dublin, D02 HD32, Ireland
GS Twenty Two Limited	OS	100.00%	1 Angel Court, London, EC2R 7AG, United Kingdom
HSBC Asia Pacific Ex Japan Sustainable Equity UCITS ETF	U	63.65%	25/28 North Wall Quay, IFSC, Dublin 1, Ireland
HSBC Senior Global Infrastructure Debt Fund	U	100.00%	8 Canada Square, London, E14 5HQ, United Kingdom
ICICI Prudential Asset Management Company Limited	OS	49.00%	12th Floor, Narain Manzil, 23, Barakhamba Road, New Delhi 110001, India
ICICI Prudential Life Insurance Company Limited	OS	22.07%	ICICI PruLife Towers, 1089 Appasaheb Marathe Marg, Prabhadevi, Mumbai 400025, India
ICICI Prudential Pension Funds Management Company Limited	OS	22.07%	
ICICI Prudential Trust Limited	OS	49.00%	12th Floor, Narain Manzil, 23, Barakhamba Road, New Delhi 110001, India
India Innovation High Growth EQ QII	U	100.00%	Eastspring Investments Limited, Marunouchi Park Bldg., 2-6-1 Marunochi, Chiyoda-ku, Tokyo, Japan 100-6905
Invesco Fixed Maturity Selective Emerging Market Bonds 2024	U	100.00%	8th Floor, No 122, Tung Hua N. Rd. Taipei, Taiwan
Invesco Select 6 Year Maturity Global Bond Fund	U	100.00%	
iShares Core MSCI Asia	U	61.46%	15th, 16th, 17th Floor, Champion Tower & 17th Floor ICBC Tower, Three Garden Road, Central, Hong Kong
iShares Global High Yield Corp Bond UCITS ETF	U	65.61%	200 Capital Dock, 79 Sir John Rogerson's Quay, Dublin 2, Ireland
iShares MSCI Europe ESG Enhanced UCITS ETF	U	51.34%	12 Throgmorton Avenue, London, EC2N 2DL
iShares MSCI Korea UCITS ETF USD (Acc)	U	53.66%	200 Capital Dock, 79 Sir John Rogerson's Quay, Dublin 2, Ireland

Key to share classes:

LBG	Limited by Guarantee
MI	Membership Interest
MI - WFOE	Membership Interest of a Wholly Foreign Owned Enterprise in the Chinese Mainland
MI – JV	Membership Interest of a Sino-Foreign Equity Joint Venture in the Chinese Mainland
OS	Ordinary Shares
PI	Partnership Interest
PS	Preference Shares
U	Units

Name of entity	Classes of shares held	Proportion held	Registered office address
iShares MSCI USA ESG Enhanced UCITS ETF	U	41.86%	12 Throgmorton Avenue, London, EC2N 2DL
KKP Active Equity Fund	U	35.38%	19th Floor Muang Thai-Phatra Complex, Building Tower, A, 252/25 Ratchadapisek Road, Huaykwang, Bangkok 10310, Thailand
Krungsri Greater China Equity Hedged Dividend Fund	U	31.10%	12th, 18th Zone B Floor, Ploenchit Tower 898 Ploenchit Road, Lumpini Pathumwan, Bangkok 10330, Thailand
Lasalle Property Securities SICAV-FIS	U	99.97%	11-13 Bouldevard de la Foire, L-1528 Luxembourg
M&G Asia Property Trust	U	100.00%	138 Market Street, CapitaGreen #35-01, Singapore 048946
M&G Real Estate Asia Holding Company Pte. Ltd.	OS	33.00%	138 Market Street, #35-01 CapitaGreen, Singapore 048946
Manulife Asia Pacific Bond Fund	U	57.81%	9th Floor, No 89 Son Ren Road, Taipei, Taiwan
Manulife China Dim Sum High Yield Bond Fund	U	22.54%	
Manulife China Offshore Bond Fund	U	85.22%	
Manulife Taiwan Dynamic Fund	U	20.53%	
Manulife USD High Yield Bond Fund	U	29.47%	
Nomura Six Years Fixed Maturity Asia Pacific Emerging Market Bond Fund	U	100.00%	101 Tower, 30th Floor, No. 7 Sec. 5, Xinyi Rd., Xinyi Dist., Taipei, Taiwan
Nomura Six Years Fixed Maturity Emerging Market Bond Fund	U	41.88%	
Nomura Six Years Ladder Maturity Asia Pacific Emerging Market Bond Fund	U	97.86%	
North Sathorn Holdings Company Limited	OS	100.00%	No. 63, Athenee Tower, 34th Floor, Wireless Road, Lumpini Subdistrict Pathumwan District, Bangkok Metropolis, Thailand
PCA IP Services Limited	OS	100.00%	13th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong
PCA Life Assurance Co., Ltd.	OS	99.79%	8th Floor, No.1 Songzhi Road, Taipei City, 11047, Taiwan
PCA Reinsurance Co. Ltd.	OS	100.00%	Unit Level 13(A), Main Office Tower, Financial Park Labuan, Jalan Merdeka, 87000 Federal Territory of Labuan, Malaysia
PineBridge US Dual Core Income Fund	U	37.37%	10th Floor, No. 144, Sec. 2, Minquan East Rd, Taipei
Principal Global Silver Age Fund	U	22.89%	44, 16th Floor, CIMB Thai Bank, Lungsuan Road, Lumpini, Bangkok 10330, Thailand
Pru Life Insurance Corporation of U.K.	OS	100.00%	9th Floor, Uptown Place Tower 1, 1 East 11th Drive, Uptown Bonifacio, 1634 Taguig City, Metro Manila, Philippines
Pru Life UK Asset Management and Trust Corporation	OS	100.00%	
Prudence Foundation	LBG	100.00%	13th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong
Prudential (Cambodia) Life Assurance Plc	OS	100.00%	Phnom Penh Tower, 20th Floor, #445, Monivong Blvd., Boeung Prolit, 7 Makara, Phnom Penh, Cambodia
Prudential (US Holdco 1) Limited	OS	100.00%	1 Angel Court, London, EC2R 7AG, United Kingdom
Prudential Africa Holdings Limited	OS	100.00%	
Prudential Africa Services Limited	OS	100.00%	3rd Floor, One Africa Place, LR. No. 1870/X/45, P.O. Box 25093-00100, Westlands, Nairobi, Kenya
Prudential Assurance Company Singapore (Pte) Limited	OS	100.00%	30 Cecil Street, #30-01 Prudential Tower, Singapore 049712
Prudential Assurance Malaysia Berhad*	OS	51.00%	Level 26, Menara Prudential, Persiaran TRX Barat, 55188 Tun Razak Exchange, Kuala Lumpur, Malaysia
Prudential Assurance Uganda Limited	OS	100.00%	9th Floor Zebra Plaza, Plot 23 Kampala Road, P.O. Box 2660, Kampala, Uganda
Prudential BeGeneral Insurance Côte d'Ivoire S.A.	OS	51.00%	Abidjan Plateau, Avenue Noguès, Immeuble Woodin Center, 1er étage, 01 P.O. BOX 5173, Abidjan 01, Côte d'Ivoire
Prudential Belife Insurance Côte d'Ivoire S.A.	OS	51.00%	
Prudential Beneficial General Insurance Cameroon S.A.	OS	50.71%	1944, Boulevard de la République Douala-Akwa, P.O. BOX 2328, Douala, Cameroon
Prudential Beneficial Life Insurance Cameroon S.A.	OS	51.00%	
Prudential Beneficial Life Insurance Togo S.A.	OS	50.99%	2963 Rue de la Chance Agbalepedogan, P.O. Box 1115, Lome, Togo
Prudential BSN Takaful Berhad†	OS	49.00%	Level 13, Menara Prudential, Persiaran TRX Barat, 55188 Tun Razak Exchange, Kuala Lumpur, Malaysia
Prudential Corporation Holdings Limited	OS	100.00%	1 Angel Court, London, EC2R 7AG, United Kingdom
Prudential Financial Advisers Singapore Pte. Ltd.	OS	100.00%	30 Cecil Street, #30-01 Prudential Tower, Singapore 049712
Prudential Financial Partners (Asia) Limited	OS	100.00%	1 Angel Court, London, EC2R 7AG, England, United Kingdom
Prudential Financial Partners HK Limited	OS	100.00%	13th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong
Prudential General Insurance Hong Kong Limited	OS	100.00%	59th Floor, One Island East, 18 Westlands Road, Quarry Bay, Hong Kong
Prudential Group Secretarial Services HK Limited	OS	100.00%	13th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong
Prudential Group Secretarial Services Limited	OS	100.00%	1 Angel Court, London, EC2R 7AG, United Kingdom
Prudential Holdings Limited	OS	100.00%	4th Floor, Saltire Court, 20, Castle Terrace, Edinburgh, EH1 2EN, United Kingdom
Prudential Hong Kong Limited	OS	100.00%	59th Floor, One Island East, 18 Westlands Road, Quarry Bay, Hong Kong
Prudential International Treasury Limited	OS	100.00%	13th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong
Prudential IP Services Limited	OS	100.00%	1 Angel Court, London, EC2R 7AG, United Kingdom
Prudential Life Assurance (Lao) Company Limited	OS	100.00%	5th Floor, Lao international Business and Tourist Center Project (Vientiane Center), Khouvieng Road, Nongchan Village, Sisattanak District, Vientiane Capital, Lao PDR
Prudential Life Assurance (Thailand) Public Company Limited	OS	99.93%	944 Mitrtown Office Tower, 10th, 29th-31st Floor, Rama 4 Road, Wangmai, Pathumwan, Bangkok, 10330, Thailand
Prudential Life Assurance Kenya Limited	OS	100.00%	Vienna Court, Ground Floor, State House Crescent, Off State House Avenue, P.O. Box 25093-00603, Nairobi, Kenya
Prudential Life Assurance Zambia Limited	OS	100.00%	Prudential House, Plot No. 32256, Thabo Mbeki Road, P.O. Box 31357, Lusaka, Zambia

D6 Investments in subsidiary undertakings, joint ventures and associates continued

D6.4 Related undertakings continued

Direct subsidiary undertakings of the parent company, Prudential plc (shares held directly or via nominees) continued

Name of entity	Classes of shares held	Proportion held	Registered office address
Prudential Life Insurance Ghana Limited	OS	100.00%	H/NO. 35, Opp. Hobats Clinic, North Street, Tesano, Accra, Accra Metropolitan, Greater Accra, P.O. Box AN 10476, Ghana
Prudential Life Vault Limited	OS	100.00%	48 Awolowo Road, South-West Ikoyi, Lagos, Nigeria
Prudential Mauritius Holdings Limited	OS	100.00%	3rd Floor, 355 NEX, Rue du Savoir, Cybercity Ebene, 72201, Mauritius
Prudential Myanmar Life Insurance Limited	OS	100.00%	#15-01, 15th Floor, Sule Square, 221 Sule Pagoda Road, Kyauktada Township, Yangon, Myanmar
Prudential Pensions Management Zambia Limited	OS	49.00%	Prudential House, Plot No. 32256, Thabo Mbeki Road, P.O. Box 31357, Lusaka, Zambia
Prudential Services Asia Sdn. Bhd.	OS	100.00%	Suite 1005, 10th Floor, Wisma Hamzah-Kwong Hing, No. 1 Leboh Ampang, 50100 Kuala Lumpur, Malaysia
	PS	100.00%	
Prudential Services Limited	OS	100.00%	1 Angel Court, London, EC2R 7AG, United Kingdom
Prudential Services Philippines Corporation	OS	100.00%	19th Floor Uptown Place Tower I East, 11th Drive Uptown Bonifacio Fort Bonifacio Bonifacio Global City, Taguig City, Fourth District, National Capital Region (NCR), 1630, Philippines
Prudential Services Singapore Pte. Ltd.	OS	100.00%	7 Straits View, #06-01 Marina One East Tower, Singapore 018936
Prudential Singapore Holdings Pte. Limited	OS	100.00%	30 Cecil Street, #30-01 Prudential Tower, Singapore 049712
	PS	100.00%	
Prudential Technology and Services India Private Limited	OS	100.00%	CoWrks NXT, EPIP Industrial Area, Whitefield Road, K.R Puram, Near SAP Labs, Hubli, Bangalore, Karnataka, 560066, India
Prudential Vietnam Assurance Private Limited	OS	100.00%	25th Floor, Saigon Trade Center, 37 Ton Duc Thang Street, District 1, Ho Chi Minh City, Vietnam
Prudential Wealth Holdings Company Pte. Ltd.	OS	100.00%	7 Straits View #07-01, Marina One East Tower, Singapore 018936, Singapore
Prudential Wealth Management Singapore Pte. Ltd.	OS	100.00%	8 Marina View #15-06A, Asia Square Tower 1, Singapore 018960, Singapore
Prudential Zenith Life Insurance Limited	OS	51.00%	13th Floor, Civic Towers, Ozumba Mbadiwe Avenue, Victoria Island, Lagos State, Lagos, Nigeria
PRUInvest PHP Liquid Fund	U	99.84%	9th Floor, Uptown Place Tower 1, 1 East 11th Drive, Uptown Bonifacio, 1634 Taguig City, Metro Manila, Philippines
PRUInvest PH Equity Index Tracker Fund	U	100.00%	
PT Prudential Sharia Life Assurance	OS	94.62%	Prudential Tower, 2nd Floor, Jl. Jend. Sudirman Kav. 79, Jakarta 12910, Indonesia
PT. Eastspring Investments Indonesia	OS	99.95%	Prudential Tower, 23rd Floor, Jl. Jend. Sudirman Kav.79, Jakarta 12910, Indonesia
PT. Prudential Life Assurance‡	OS	94.62%	Prudential Tower, Jl. Jend. Sudirman Kav. 79, Jakarta 12910, Indonesia
Pulse Ecosystems Pte. Ltd.	OS	100.00%	7 Straits View, #06-01 Marina One East Tower, Singapore 018936
Pulse Wealth Limited	OS	100.00%	Suite 3703-04, 37/F, Tower 6, The Gateway, Harbour City, 9 Canton Road, Tsim Sha Tsui, Kowloon, Hong Kong
Reksa Dana Eastspring IDR Fixed Income Fund	U	98.81%	Prudential Tower, 23rd Floor, Jl. Jend. Sudirman Kav.79, Jakarta 12910, Indonesia
Reksa Dana Eastspring Investments Cash Reserve	U	88.93%	
Reksa Dana Syariah Eastspring Syariah Fixed Income Amanah	U	66.32%	
Reksa Dana Syariah Eastspring Syariah Money Market Khazanah	U	99.30%	
Reksa Dana Syariah Penyertaan Terbatas Bahana Syariah Bumn Fund IV	U	99.01%	Graha CIMB Niaga 21st Floor. Jl Jend Sudirman Kav 58, Jakarta - 12190, Indonesia
Rhodium Investment Funds - Singapore Bond Fund	U	99.75%	10 Marina Boulevard, #32-01, Marina Bay Financial Centre Tower 2, Singapore 018983
Rhodium Passive Long Dated Bond Fund	U	99.87%	
Robeco QI European Active Index Equities	U	94.55%	6, route de Trèves, L-2633 Senningerberg, Grand Duchy of Luxembourg
Schroder Asian Investment Grade Credit	U	37.95%	138 Market Street, #23-01 CapitaGreen, Singapore 048946
Schroder Emerging Markets Fund	U	67.30%	
Schroder Multi-Asset Revolution	U	48.29%	
Schroder US Dollar Money Fund	U	34.92%	9th floor, no. 108, section 5, xinyi road, taipei
Scotts Spazio Pte. Ltd.	OS	45.00%	316 Tanglin Road, #01-01,Singapore, 247978
Shenzhen Prudential Technology Limited	MI - WFOE	100.00%	Unit 5, 8th Floor, China Resources Tower, No.2666 Keyuan South Road, Yuehai Street, Nanshan District, Shenzhen 518054, China
Sinopac RMB Money Market Fund	U	27.12%	14th Floor, No.17,Po Ai Rd., Taipei, Taiwan
Sri Han Suria Sdn. Bhd.	OS	51.00%	Suite 1005, 10th Floor, Wisma Hamzah-Kwong Hing, No. 1 Leboh Ampang, 50100 Kuala Lumpur, Malaysia
Staple Limited	OS	100.00%	No. 63, Athenee Tower, 34th Floor, Wireless Road, Lumpini Subdistrict Pathumwan District, Bangkok Metropolis, Thailand
Templeton Asian Growth Fund	U	31.40%	8A, rue Albert Borschette, L-1246 Luxembourg
Threadneedle (Lux) – Global Emerging Market Equities	U	69.10%	44 Rue de la vallée, 2661 Luxembourg

Key to share classes:

LBG	Limited by Guarantee
MI	Membership Interest
MI - WFOE	Membership Interest of a Wholly Foreign Owned Enterprise in the Chinese Mainland
MI – JV	Membership Interest of a Sino-Foreign Equity Joint Venture in the Chinese Mainland
OS	Ordinary Shares
PI	Partnership Interest
PS	Preference Shares
U	Units

Name of entity	Classes of shares held	Proportion held	Registered office address
United Global Innovation Fund	U	21.33%	23A, 25th Floor, Asia Centre Building, 173/27-30, 32-33 South Sathon Road, Thungmahamek, Sathon, Bangkok 10120, Thailand
UOB Smart Global Healthcare Fund	U	42.04%	
UOB Smart Japan Small and Mid Cap Fund	U	29.79%	
UOB Smart Millennium Growth Fund	U	38.65%	
USD Investment Grade Infrastructure Debt Fund SCSp	U	21.53%	35a, Avenue J.F. Kennedy, L-1855, Luxembourg, Grand Duchy of Luxembourg

* Prudential Assurance Malaysia Berhad is consolidated at 100 per cent in the Group's consolidated financial statements reflecting the economic interest to the Group.

† Prudential BSN Takaful Berhad is a joint venture that is accounted for using the equity method, for which the Group has an economic interest of 70 per cent for all business sold up to 23 December 2016 and of 49 per cent for new business sold subsequent to this date.

‡ The holding of 94.62 per cent for PT. Prudential Life Assurance represents the proportion held in the Indonesia subsidiary attaching to the aggregate of the shares across the types of capital in issue.

The below table lists the issued share capital of the subsidiaries of the Group which, in the opinion of the Directors, principally affect the results or assets of the Group:

Name of entity	Issued and fully paid up share/ registered capital
Prudential Assurance Company Singapore (Pte) Limited	526,557,000 ordinary shares of SG$ 1 each
PT. Prudential Life Assurance	105,500 ordinary shares and 6,000 preference shares of Rp 1,000,000 each
Prudential Hong Kong Limited	3,641,479,873 ordinary shares of HK$ 1 each
Prudential Assurance Malaysia Berhad	100,000,000 ordinary shares of RM 1 each

Statement of financial position of the parent company

	Note	31 Dec 2022 $m	31 Dec 2021 $m
Fixed assets			
Investments in subsidiary undertakings	5	**13,178**	13,114
Current assets			
Amounts owed by subsidiary undertakings		**7,501**	7,013
Other debtors		**–**	9
Other investments: equity securities – fair value through other comprehensive income	6	**266**	683
Cash at bank and in hand		**45**	1,711
		7,812	9,416
Liabilities: amounts falling due within one year			
Subordinated liabilities	7	**(21)**	(1,725)
Debenture loans	7	**(361)**	–
Commercial paper	7	**(501)**	(500)
Amounts owed to subsidiary undertakings		**(614)**	(161)
Tax payable		**(9)**	(7)
Accruals and deferred income		**(63)**	(85)
		(1,569)	(2,478)
Net current assets		**6,243**	6,938
Total assets less current liabilities		**19,421**	20,052
Liabilities: amounts falling due after more than one year	7		
Subordinated liabilities		**(2,265)**	(2,350)
Debenture loans		**(1,614)**	(1,702)
Other borrowings		**–**	(350)
		(3,879)	(4,402)
Total net assets		**15,542**	15,650
Capital and reserves	8		
Share capital		**182**	182
Share premium		**5,006**	5,010
Profit and loss account		**10,354**	10,458
Shareholders' funds		**15,542**	15,650

	2022 $m	2021 $m
Profit for the year	**455**	2,648

The financial statements of the parent company on pages 352 to 357 were approved by the Board of Directors on 15 March 2023 and signed on its behalf by:



Shriti Vadera
Chair



Anil Wadhwani
Chief Executive Officer

Statement of changes in equity of the parent company

	Share capital $m	Share premium $m	Profit and loss account $m	Total shareholders' funds $m
Balance at 1 Jan 2021	173	2,637	9,476	12,286
Profit for the year	–	–	2,648	2,648
Valuation movements on retained interest in Jackson measured at fair value through other comprehensive income	–	–	273	273
Total comprehensive income for the year	–	–	2,921	2,921
Transactions with owners, recorded directly in equity				
New share capital subscribed	9	2,373	–	2,382
Demerger dividend in specie of Jackson	–	–	(1,735)	(1,735)
Share-based payment transactions	–	–	217	217
Other dividends	–	–	(421)	(421)
Total contributions by and distributions to owners	9	2,373	(1,939)	443
Balance at 31 Dec 2021 / 1 Jan 2022	**182**	**5,010**	**10,458**	**15,650**
Profit for the year	**–**	**–**	**455**	**455**
Valuation movements on retained interest in Jackson measured at fair value through other comprehensive income	**–**	**–**	**(125)**	**(125)**
Total comprehensive income for the year	**–**	**–**	**330**	**330**
Transactions with owners, recorded directly in equity				
New share capital subscribed	**–**	**(4)**	**–**	**(4)**
Share-based payment transactions	**–**	**–**	**40**	**40**
Dividends	**–**	**–**	**(474)**	**(474)**
Total contributions by and distributions to owners	**–**	**(4)**	**(434)**	**(438)**
Balance at 31 Dec 2022	**182**	**5,006**	**10,354**	**15,542**

1 Nature of operations

Prudential plc ('the Company') together with its subsidiaries (collectively, 'the Group' or 'Prudential') is an international financial services group. Prudential plc provides life and health insurance and asset management services in Asia and Africa. The business helps people get the most out of life by making healthcare affordable and accessible by promoting financial inclusion.

2 Basis of preparation

The financial statements of the Company, which comprise the statement of financial position, statement of changes in equity and related notes, are prepared in accordance with UK Generally Accepted Accounting Practice, including Financial Reporting Standard 101 Reduced Disclosure Framework ('FRS 101') and Part 15 of the Companies Act 2006.

In preparing these financial statements, the Company applies the recognition, measurement and disclosure requirements in accordance with UK-adopted international accounting standards but makes amendments where necessary in order to comply with the Companies Act 2006 and has set out below where advantage of the FRS 101 disclosure exemptions has been taken. The Company has also taken advantage of the exemption under Section 408 of the Companies Act 2006 from presenting its own profit and loss account.

In these financial statements, the Company has applied the exemptions available under FRS 101 in respect of the following disclosures:

- A cash flow statement and related notes;
- Disclosures in respect of transactions with wholly-owned subsidiaries within the Prudential Group;
- Disclosure in respect of capital management; and
- The effects of new but not yet effective IFRS.

As the consolidated financial statements of the Group include the equivalent disclosures, the Company has also applied the exemptions available under FRS 101 in respect of the following disclosures:

- IFRS 2 'Share-based Payment' in respect of Group-settled share-based payments;
- Disclosure required by IFRS 7 'Financial Instruments: Disclosures' and IFRS 13 'Fair Value Measurement', except for the consequential amendments to IFRS 7 related to IFRS 9 which have not been adopted by the Group; and
- IFRS 15, 'Revenue from Contracts with Customers' in respect of revenue recognition.

The accounting policies set out in note 3 below have, unless otherwise stated, been applied consistently to both years presented in these financial statements.

On the basis of the assessment of going concern for the Company and the Group as set out in note A1 to the Group consolidated financial statements, the Directors consider it appropriate to continue to adopt the going concern basis of accounting in preparing these financial statements for the year ended 31 December 2022.

The Company and Group manages its cash resources, remittances and financing primarily in US dollars. Accordingly, the functional currency of the Company is US dollars.

3 Significant accounting policies

Investments in subsidiary undertakings

Investments in subsidiary undertakings are shown at cost, less impairment. Investments are assessed for impairment by comparing the net assets of the subsidiary undertakings with the carrying value of the investment.

Amounts owed by subsidiary undertakings

Amounts owed by subsidiary undertakings are shown at cost, less provisions. Provisions are determined using the expected credit loss approach under IFRS 9.

Financial instruments

Under IFRS 9, except for derivative instruments (where applicable) that are mandatorily classified as fair value through profit or loss and the Company's financial investment in Jackson's equity securities (as discussed below), all of the financial assets and liabilities of the Company are held at amortised cost. The Company assesses impairment on its loans and receivables using the expected credit loss approach. The expected credit loss on the Company's loans and receivables, the majority of which represent loans to its subsidiaries, have been assessed by taking into account the probability of default on those loans. In all cases, the subsidiaries are expected to have sufficient resources to repay the loan either now or over time based on projected earnings. For loans recallable on demand, the expected credit loss has been limited to the impact of discounting the value of the loan between the balance sheet date and the anticipated recovery date. For loans with a fixed maturity date the expected credit loss has been determined with reference to the historic experience of loans with equivalent credit characteristics.

Upon the demerger of Jackson in September 2021, the Company has made the election under IFRS 9 to measure its retained interest in Jackson's equity securities at 'fair value through other comprehensive income'. Under this designation, only dividend income from this retained interest is recognised in the profit or loss of the Company. Unrealised gains and losses are recognised in other comprehensive income and there is no recycling to the profit or loss on derecognition.

Borrowings
Borrowings are initially recognised at fair value, net of transaction costs, and subsequently accounted for on an amortised cost basis using the effective interest method. Under the effective interest method, the difference between the redemption value of the borrowing and the initial proceeds, net of transaction costs, is amortised through the profit and loss account to the date of maturity or, for subordinated debt, over the expected life of the instrument.

Dividends
Interim dividends are recorded in the period in which they are paid.

Foreign currency translation
Transactions not denominated in the Company's functional currency, US dollars, are initially recorded at the functional rate of currency prevailing on the date of the transaction. Monetary assets and liabilities not denominated in the Company's functional currency are translated to the Company's functional currency at year end spot rates. The impact of these currency translations is recorded within the profit and loss account for the year.

Tax
Current tax expense is charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable amounts for the current year. To the extent that losses of an individual UK company are not offset, they can be carried back for one year or carried forward indefinitely to be offset, subject to restrictions based on future taxable profits, against profits arising from the same company or other companies in the same UK tax group.

Deferred tax assets and liabilities are recognised in accordance with the provisions of IAS 12 'Income Taxes'. Deferred tax assets are recognised to the extent that it is regarded as more likely than not that future taxable profits will be available against which these losses can be utilised. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, using tax rates enacted or substantively enacted at the reporting date.

Share-based payments
The Group offers share award and option plans for certain key employees and a Save As You Earn ('SAYE') plan for all UK and certain overseas employees. The share-based payment plans operated by the Group are mainly equity-settled.

Under IFRS 2 'Share-based payment', where the Company, as the parent company, has the obligation to settle the options or awards of its equity instruments to employees of its subsidiary undertakings, and such share-based payments are accounted for as equity-settled in the Group financial statements, the Company records an increase in the investment in subsidiary undertakings for the value of the share options and awards granted with a corresponding credit entry recognised directly in equity. The value of the share options and awards granted is based upon the fair value of the options and awards at the grant date, the vesting period and the vesting conditions. Cash receipts from business units in respect of newly issued share schemes are treated as returns of capital within investments in subsidiaries.

4 Reconciliation from the FRS 101 parent company results to the IFRS Group results

The parent company financial statements are prepared in accordance with FRS 101 and the Group financial statements are prepared in accordance with IFRS Standards as issued by the IASB and international financial reporting standards adopted for use in the UK.

The tables below provide a reconciliation between the FRS 101 parent company results and the IFRS Group results.

	2022 $m	**2021** $m
Profit after tax		
Profit for the financial year of the Company in accordance with FRS 101 note (i)	**455**	2,648
Accounting policy difference note (ii)	**108**	28
Share in the IFRS result of the Group, net of distributions to the Company note (iii)	**435**	(4,718)
Profit (loss) after tax of the Group attributable to equity holders in accordance with IFRS note (iv)	**998**	(2,042)

	31 Dec 2022 $m	**31 Dec 2021** $m
Shareholders' equity		
Shareholders' funds of the Company in accordance with FRS 101	**15,542**	15,650
Accounting policy difference note (ii)	**66**	19
Share in the IFRS net equity of the Group note (iii)	**1,352**	1,419
Shareholders' equity of the Group in accordance with IFRS	**16,960**	17,088

Notes

(i) The Company's profit for the financial year includes distributions to the Company from subsidiaries.

(ii) Accounting policy difference represents the difference in accounting policy for expected credit losses on loan assets, and the difference in treatment of realised gains and losses on investments classified as fair value through other comprehensive income, as the Company has adopted IFRS 9 while the Group applies IAS 39.

(iii) The 'Share in the IFRS result and net equity of the Group' line represents the parent company's equity in the earnings and net assets of its subsidiaries and associates. The movement relative to the prior period reflects movements in the results of the Group relative to the result of the Company.

(iv) The profit for the year of the Company in accordance with IFRS includes dividends received from subsidiary undertakings of $708 million for the year ended 31 December 2022 (2021: $3,597 million).

5 Investments in subsidiary undertakings

	2022 $m	2021 $m
At 1 Jan	**13,114**	12,682
Capital injections note (i)	**62**	430
Other note (ii)	**2**	2
At 31 Dec	**13,178**	13,114

Notes

(i) In December 2022, intercompany loans of $62 million owed to the Company were settled in exchange for the issue of equity instruments from Prudential Group Holdings Limited, an immediate subsidiary of the Company.

(ii) Other includes net amounts in respect of share-based payments settled by the Company for employees of its subsidiary undertakings.

Investments in subsidiaries held at 31 December 2022 have been assessed for impairment and no impairment was identified.

Subsidiary undertakings of the Company at 31 December 2022 are listed in note D6 of the Group IFRS consolidated financial statements.

6 Equity securities – fair value through other comprehensive income

The Company's interest in the equity securities of Jackson Financial Inc are recognised as a financial investment at 'fair value through other comprehensive income'. Transactions in 2022 reduced the Company's interest in Jackson to 9.2 per cent (both voting and economic interest) at 31 December 2022 (31 December 2021: 18.4 per cent economic interest with 18.5 per cent voting interest).

The fair value of the Company's holding in the equity securities of Jackson Financial Inc. is determined by the use of current market bid prices, and is categorised as Level 1: Quoted prices (unadjusted in active markets) of the IFRS 13 'Fair Value Measurement' defined fair value hierarchy. A loss of $125 million (2021: $273 million gain) has been recognised in other comprehensive income for the year in respect of these instruments.

7 Borrowings

	Core structural borrowings		Other borrowings		Total	
	31 Dec 2022 $m	31 Dec 2021 $m	31 Dec 2022 $m	31 Dec 2021 $m	31 Dec 2022 $m	31 Dec 2021 $m
Core structural borrowings note (i)						
Subordinated liabilities note (ii)	**2,286**	4,075	**–**	–	**2,286**	4,075
Debenture loans	**1,975**	1,702	**–**	–	**1,975**	1,702
Bank loan	**–**	350	**–**	–	**–**	350
	4,261	6,127	**–**	–	**4,261**	6,127
Commercial paper note (iii)	**–**	–	**501**	500	**501**	500
Total borrowings note (iv)	**4,261**	6,127	**501**	500	**4,762**	6,627
Borrowings are repayable as follows:						
Within 1 year	**382**	1,725	**501**	500	**883**	2,225
Between 1 and 5 years	**–**	778	**–**	–	**–**	778
After 5 years	**3,879**	3,624	**–**	–	**3,879**	3,624
	4,261	6,127	**501**	500	**4,762**	6,627

Notes

(i) Further details on the core structural borrowings of the Company are provided in note C5.1 of the Group IFRS consolidated financial statements.

(ii) The interests of the holders of the subordinated liabilities are subordinate to the entitlements of other creditors of the Company. On 20 January 2022 the Company redeemed subordinated debt instruments of $1,725 million, as described in note C5.1 of the Group IFRS consolidated financial statements.

(iii) These borrowings support a short-term fixed income securities programme.

(iv) Borrowings are classified in line with contractual maturity dates unless the Company has established its intention to redeem at an earlier date.

8 Capital and reserves

Share capital and share premium

On 4 October 2021, the Company completed the issuance of 130,780,350 new ordinary shares on the Stock Exchange of Hong Kong through a concurrent Hong Kong public offer and international placing. Further details on this issuance together with a summary of the ordinary shares in issue and the options outstanding to subscribe for the Company's shares at 31 December 2021 are set out in note C8 of the Group IFRS consolidated financial statements.

Retained profit of the Company

Retained profit at 31 December 2022 amounted to $10,354 million (31 December 2021: $10,458 million). The retained profit includes distributable reserves of $4,639 million (31 December 2021: $4,734 million) and non-distributable reserves of $5,715 million (31 December 2021: $5,724 million). The non-distributable reserves of the Company relate to gains on intra-group transactions, in which qualifying consideration was not received, and share-based payment reserves.

Under UK company law, Prudential may pay dividends only if sufficient distributable reserves of the Company are available for the purpose and if the amount of its net assets is greater than the aggregate of its called up share capital and non-distributable reserves (such as the share premium account) and the payment of the dividend does not reduce the amount of its net assets to less than that aggregate.

The retained profit of the Company is substantially generated from dividend income received from subsidiaries. The Group segmental analysis illustrates the generation of profit across the Group (see note B1 of the Group IFRS consolidated financial statements). The Group and its subsidiaries are subject to local regulatory minimum capital requirements, as set out in note C10 of the Group IFRS consolidated financial statements. A number of the principal risks set out in the Risk Review report could impact the generation of profit in the Group's subsidiaries in the future and hence impact their ability to pay dividends in the future.

In determining the dividend payment in any year, the Directors follow the Group dividend policy described in the Financial review section of this Annual Report. The Directors consider the Company's ability to pay current and future dividends twice a year by reference to the Company's business plan and certain stressed scenarios.

9 Other information

a Information on key management remuneration is given in note B2.3 of the Group IFRS consolidated financial statements. Additional information on Directors' remuneration is given in the Directors' remuneration report section of this Annual Report.
b Information on transactions of the Directors with the Group is given in note D4 of the Group IFRS consolidated financial statements.
c The Company employs no staff.
d Fees payable to the Company's auditor for the audit of the Company's annual accounts were $0.1 million (2021: $0.1 million) and for other services were $0.1 million (2021: $0.1 million).
e In certain instances, the Company has guaranteed that its subsidiaries will meet their obligations when they fall due for payment.

10 Post balance sheet events

Dividends

The second interim dividend for the year ended 31 December 2022, which was approved by the Board of Directors after 31 December 2022, is described in note B5 of the Group IFRS consolidated financial statements.

Debt redemption

On 20 January 2023, the Company redeemed a senior debt instrument of £300 million, as described in note C5.1 of the Group IFRS consolidated financial statements.

Debt Transfer

On 2 March 2023 the Company transferred all its external debt instruments, classified as core structural borrowings, to a wholly-owned indirect subsidiary of the Company, Prudential Funding (Asia) plc, in exchange for assuming intercompany debt liabilities with similar terms to the transferred instruments. The Company has provided a guarantee to holders of the debt instruments in the event of default by Prudential Funding (Asia) plc.

The effect of this transaction, which in substance crystallises the difference between the fair value and the carrying value of the debt, is a gain of approximately $0.4 billion.

Statement of Directors' responsibilities in respect of the Annual Report and the financial statements

The directors are responsible for preparing the Annual Report and the Group and parent Company financial statements in accordance with applicable law and regulations.

Company law requires the directors to prepare Group and parent company financial statements for each financial year. Under that law they are required to prepare the Group financial statements in accordance with UK-adopted international accounting standards and applicable law and have elected to prepare the parent company financial statements in accordance with UK accounting standards and applicable law, including FRS 101 Reduced Disclosure Framework.

Under company law the directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the Group and parent company and of their profit or loss for that period. In preparing each of the Group and parent company financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable, relevant, reliable and prudent;
- for the Group financial statements, state whether they have been prepared in accordance with UK-adopted international accounting standards;
- for the parent company financial statements, state whether applicable UK accounting standards have been followed, subject to any material departures disclosed and explained in the parent company financial statements;
- assess the Group and parent company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern; and
- use the going concern basis of accounting unless they either intend to liquidate the Group or the parent company or to cease operations, or have no realistic alternative but to do so.

The directors are responsible for keeping adequate accounting records that are sufficient to show and explain the parent Company's transactions and disclose with reasonable accuracy at any time the financial position of the parent Company and enable them to ensure that its financial statements comply with the Companies Act 2006. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

Under applicable law and regulations, the directors are also responsible for preparing a Strategic Report, Directors' Report, Directors' Remuneration Report and Corporate Governance Statement that comply with that law and those regulations.

The directors are responsible for the maintenance and integrity of the corporate and financial information included on the company's website. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Responsibility statement of the directors in respect of the annual financial report

The directors of Prudential plc, whose names and positions are set out on pages 180 to 189 confirm that to the best of their knowledge:

- the financial statements, prepared in accordance with the applicable set of accounting standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of the company and the undertakings included in the consolidation taken as a whole;
- the strategic report includes a fair review of the development and performance of the business and the position of the Group and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face; and
- the annual report and financial statements, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess the Group's position and performance, business model and strategy.

Independent auditor's report to the members of Prudential plc

1. Our opinion is unmodified

In our opinion:

- the financial statements of Prudential plc give a true and fair view of the state of the Group's and of the Parent Company's affairs as at 31 December 2022, and of the Group's profit for the year then ended;
- the Group financial statements have been properly prepared in accordance with UK-adopted international accounting standards;
- the Parent Company financial statements have been properly prepared in accordance with UK accounting standards, including FRS 101 Reduced Disclosure Framework; and
- the Group and Parent Company financial statements have been prepared in accordance with the requirements of the Companies Act 2006.

What our opinion covers

We have audited the Group and Parent Company financial statements of Prudential plc ("the Company") for the year ended 31 December 2022 (FY22) included in the Annual Report 2022, which comprise:

Group (Prudential plc and its subsidiaries)	Parent Company (Prudential plc)
Consolidated income statement, Consolidated statement of comprehensive income, Consolidated statement of changes in equity, Consolidated statement of financial position and Consolidated statement of cash flows. Notes A1 to D6 to the Group financial statements, including the accounting policies in note A3.1.	Statement of financial position of the Parent Company and Statement of changes in equity of the Parent Company Notes 1 to 10 to the Parent Company financial statements, including the accounting policies in note 3.

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (UK) ("ISAs (UK)") and applicable law. Our responsibilities are described below. We believe that the audit evidence we have obtained is a sufficient and appropriate basis for our opinion. Our audit opinion and matters included in this report are consistent with those discussed and included in our reporting to the Audit Committee ("AC").

We have fulfilled our ethical responsibilities under, and we remain independent of the Group in accordance with, UK ethical requirements including the FRC Ethical Standard as applied to listed public interest entities.

2. Overview of our audit

Factors driving our view of risks

The three Key Audit Matters ("KAMs") identified in 2022 all remain unchanged from FY21.

KAM 4.1 is driven by the inherent subjectivity required when valuing the ultimate total settlement value of long-term policyholder liabilities. We consider the risk to be unchanged in the current year in light of the continued business and economic disruption caused by the Coronavirus pandemic's (COVID-19) potential impact on medical claims experience and trends in policyholder behaviour in respect of lapses, making historical experience less reliable in setting operating assumptions. Market volatility also drives the level of subjectivity in setting economic assumptions such as discount rates and investment return and this continues to be a driver of the risk in this area reflecting economic and market conditions in 2022.

KAM 4.2 is driven by the significant judgement required in valuing certain level 2 and level 3 investments, specifically unlisted debt securities and unlisted funds that are valued by reference to their Net Asset Value ('NAV funds') where third party prices are not available and therefore expert judgement is required in the valuations adopted. Economic conditions in 2022 mean that there remains a high level of subjectivity in determining the valuations of such investments.

The continuing financial significance of the Parent Company's investment in subsidiaries also drove the identification of KAM 4.3 which remains the most significant area in the context of the Parent Company financial statements.

Key Audit Matters	Vs FY21	Item
Valuation of insurance contract liabilities and investment contract liabilities with discretionary participation features	↔	4.1
Valuation of certain level 2 and level 3 investments held at fair value	↔	4.2
Recoverability of Parent Company's investment in subsidiaries	↔	4.3

Audit committee interaction

During the year, the AC met 8 times. KPMG are invited to attend all AC meetings and are provided with an opportunity to meet with the AC in private sessions without the Executive Directors being present. For each Key Audit Matter, we have set out communications with the AC in section 4, including matters that required particular judgement for each.

The matters included in the AC report on page 211 are materially consistent with our observations of those meetings.

2. Overview of our audit continued

Our independence

We have fulfilled our ethical responsibilities under, and we remain independent of the Group in accordance with, UK ethical requirements including the FRC Ethical Standard as applied to listed public interest entities.

Apart from the matters noted below, we have not performed any non-audit services during the year ended 31 December 2022 or subsequently which are prohibited by the FRC Ethical Standard.

During 2023, we identified that certain KPMG member firms had provided preparation of local GAAP financial statement services and foreign language translation of those financial statements over the period 2017 to 2022 and earlier periods prior to the implementation of the FRC Ethical Standard. Some of those entities to whom services were provided are, and have been, in scope for the Group audit. The services, which have been terminated, were administrative in nature and did not involve any management decision-making or bookkeeping. The work in each case had no direct or indirect effect on Prudential plc's consolidated financial statements.

In our professional judgement, we confirm that based on our assessment of the breach, our integrity and objectivity as auditor has not been compromised and we believe that an objective, reasonable and informed third party would conclude that the provision of these services would not impair our integrity or objectivity for any of the impacted financial years. The AC have concurred with this view.

We were first appointed as auditor by the directors for the year ended 31 December 1999. The period of total uninterrupted engagement is for the 24 financial years ended 31 December 2022.

The Group engagement partner is required to rotate every 5 years. As these are the first set of the Group's financial statements signed by Stuart Crisp, he would have been required to rotate off after the FY26 audit. However, given that KPMG will rotate off this audit after the completion of this 2022 audit, following the audit tender conducted by the Company in 2020, this will be his last year of involvement.

The average tenure of partners responsible for component audits as set out in section 7 below is 2 years, with the shortest being 1 and the longest being 3.

Total audit fee	$6.7m
Audit related fees	$3.5m
Other services	$0.7m
Non-audit fee as a % of total audit and audit related fee %	41%
Date first appointed	October 1999
Uninterrupted audit tenure	24 years
Next financial period which requires a tender	2023
Tenure of Group engagement partner	1 year
Average tenure of component signing partners	2 years

Materiality
(Item 6 below)

The scope of our work is influenced by our view of materiality and our assessed risk of material misstatement.

We have determined overall materiality for the Group financial statements as a whole at $190m (FY21: $190m) and for the Parent Company financial statements as a whole at $45m (FY21: $53m).

Consistent with FY21, we determined that IFRS shareholders' equity remains the benchmark for the Group as it represents the residual interest that can be ascribed to shareholders after policyholder assets and corresponding liabilities have been accounted for. We consider that this is the most appropriate measure for the size of the business and that it provides a stable measure year on year. As such, we based our Group materiality on net assets, of which it represents 1.1% (FY21: 1.1%).

Materiality for the Parent Company financial statements was determined with reference to a benchmark of Parent Company's net assets of which it represents 0.3% (FY21: 0.4%).

Materiality levels used in our audit


Group
190
190
GPM
140
140
HCM
110
110
PLC
45
53
LCM
20
20
AMPT
9
9
FY22
FY21

Group Group Materiality
GPM Group Performance Materiality
HCM Highest Component Materiality
PLC Parent Company Materiality
LCM Lowest Component Materiality
AMPT Audit Misstatement Posting Threshold

Group scope
(Item 7 below)

We have performed risk assessment and planning procedures to determine which of the Group's components are likely to include risks of material misstatement to the Group financial statements, the type of procedures to be performed at these components and the extent of involvement required from our component auditors around the world.

Of the 13 (FY21:13) reporting components scoped in for the Group audit, we subjected 6 (FY21: 7) to full scope audits for group reporting purposes, 5 (FY21: 5) to an audit of account balances, 2 to specified risk-focused audit procedures over cash and cash equivalents, equity and debt securities and deposits with credit institutions and insurance contract liabilities (FY21: 1 to specified risk-focused audit procedures over cash and cash equivalents and debt securities). The components for which we performed work other than full scope audits for Group reporting purposes were not individually significant but were included in the scope of our Group reporting work as they did present specific individual audit risks that needed to be addressed or in order to provide further coverage over the Group's results.

The components within the scope of our work accounted for the percentages illustrated opposite.

In addition, we have performed Group level analysis on the remaining components to determine whether further risks of material misstatement exist in those components.

We consider the scope of our audit, as communicated to the AC, to be an appropriate basis for our audit opinion.

- Full scope for FY22 audit
- Audits of one or more account balances and specified risk focused audit procedures for FY22
- Full scope for FY21 audit
- Audits of one or more account balances and specified risk focused audit procedures for FY21
- Residual components

Coverage of Group financial statements


74
8
18
79
5
16
Shareholders' Equity 92%
55
11
34
86
10
4
Profit before tax 89%
85
4
11
78
9
13
Revenue 96%
82
1
17
82
5
13
Total assets 98%

2. Overview of our audit continued

The impact of climate change on our audit	In planning our audit, we have considered the potential impact of climate change on the Group's business and its financial statements. The Group has set out its commitments to decarbonise its portfolio of assets held on behalf of its insurance companies with a new goal of becoming "net zero" by 2050. Further information is provided in the Group's Environment, Social and Governance report. Climate change risk could have a significant impact on the Group's business as the operations and strategy of the Group are adapted to address the potential financial and non-financial risks which could arise from both the physical and transition risks associated with climate change. Climate change initiatives and commitments could impact the financial statements of the Group in a variety of ways including in the determination of fair value for assets and potential for increased claims experience which could impact the valuation of liabilities. Greater narrative and disclosure of the impact of climate change risk is incorporated into the annual report. As a part of our audit we have made enquiries of the directors and other management to understand the extent of the potential impact of climate change risk on the Group's financial statements and the Group's preparedness for this. We have performed a risk assessment of how the impact of the scenario analysis performed by the Group in respect of climate change may affect the financial statements and our audit, this involved a discussion with our own climate risk subject matter professionals to challenge our risk assessment. There was no significant impact of this on our key audit matters. We have assessed how the Group considers the impact of climate change risk on the valuation of the policyholder liabilities taking into account the nature of the insurance contracts that the Group enters into and the associated valuation methodology. This has not had a significant impact on the related key audit matter. We have also incorporated a consideration of the climate change impact on the audit of the valuation of certain level 2 and level 3 positions within the portfolio of financial investments held at fair value, taking into account the nature of the investments and the associated valuation approach. This has not had a significant impact on the related key audit matter. We have read the disclosure of climate related information in the front half of the annual report and considered consistency with the financial statements and our audit knowledge. We have not been engaged to provide assurance over the accuracy of the climate risk disclosures set out on pages 90 to 132 in the Annual Report.

3. Going concern, viability and principal risks and uncertainties

The directors have prepared the financial statements on the going concern basis as they do not intend to liquidate the Group or the Parent Company or to cease their operations, and as they have concluded that the Group's and the Parent Company's financial position means that this is realistic. They have also concluded that there are no material uncertainties that could have cast significant doubt over their ability to continue as a going concern for at least a year from the date of approval of the financial statements ("the going concern period").

Going concern

We used our knowledge of the Group and the Parent Company, its industry, and the general economic environment in which it operates to identify the inherent risks to its business model and analysed how those risks might affect the Group and the Parent Company's financial resources or ability to continue operations over the going concern period. The risks that were considered most likely to adversely affect the Group's and the Parent Company's available financial resources over this period were:

- Adverse impacts arising from fluctuations or negative trends in the economic environment which affect the valuations of the Group's investments, wider credit spreads and defaults and valuation of policyholder liabilities due to the impact of these market movements;
- The impact on regulatory capital solvency margins from movements in interest rates; and
- Severely adverse policyholder lapse or claims experience.

We also considered less predictable but realistic second order impacts, such as failure of some of the Group's counterparties (such as banks and reinsurers) to meet commitments, which could give rise to a negative impact on the Group's financial position and liquidity, and wider economic factors such as the Coronavirus pandemic's impact on economic volatility and market uncertainty in the period, and other such macroeconomic events.

We considered whether these risks could plausibly affect the liquidity or solvency in the going concern period by assessing the directors' sensitivities over the level of available financial resources indicated by the Group's and the Parent Company's cash flow forecasts taking account of severe but plausible adverse effects that could arise from these risks individually and collectively.

We considered whether the going concern disclosure in note A1 to the financial statements gives a full and accurate description of the directors' assessment of going concern, including the identified risks and related sensitivities.

Accordingly, based on those procedures, we found the directors' use of the going concern basis of accounting without any material uncertainty for the Group and Parent Company to be acceptable. However, as we cannot predict all future events or conditions and as subsequent events may result in outcomes that are inconsistent with judgements that were reasonable at the time they were made, the above conclusions are not a guarantee that the Group or the Parent Company will continue in operation.

Our conclusions

- We consider that the directors' use of the going concern basis of accounting in the preparation of the financial statements is appropriate;
- We have not identified, and concur with the directors' assessment that there is not, a material uncertainty related to events or conditions that, individually or collectively, may cast significant doubt on the Group's or Parent Company's ability to continue as a going concern for the going concern period;
- We have nothing material to add or draw attention to in relation to the directors' statement in note A1 to the financial statements on the use of the going concern basis of accounting with no material uncertainties that may cast significant doubt over the Group and Parent Company's use of that basis for the going concern period, and we found the going concern disclosure in note A1 to be acceptable; and
- The related statement under the Listing Rules set out on page 223 is materially consistent with the financial statements and our audit knowledge.

3. Going concern, viability and principal risks and uncertainties continued

Disclosures of emerging and principal risks and longer-term viability

Our responsibility

We are required to perform procedures to identify whether there is a material inconsistency between the directors' disclosures in respect of emerging and principal risks and the viability statement, and the financial statements and our audit knowledge.

Based on those procedures, we have nothing material to add or draw attention to in relation to:

- the directors' confirmation within the risk review on page 52 that they have carried out a robust assessment of the emerging and principal risks facing the Group, including those that would threaten its business model, future performance, solvency and liquidity;
- the principal risks and uncertainties disclosures describing these risks and how emerging risks are identified and explaining how they are being managed and mitigated; and
- the directors' explanation in the viability statement of how they have assessed the prospects of the Group, over what period they have done so and why they considered that period to be appropriate, and their statement as to whether they have a reasonable expectation that the Group will be able to continue in operation and meet its liabilities as they fall due over the period of their assessment, including any related disclosures drawing attention to any necessary qualifications or assumptions.

We are also required to review the viability statement set out on page 64 under the Listing Rules.

Our work is limited to assessing these matters in the context of only the knowledge acquired during our financial statements audit. As we cannot predict all future events or conditions and as subsequent events may result in outcomes that are inconsistent with judgements that were reasonable at the time they were made, the absence of anything to report on these statements is not a guarantee as to the Group's and Parent Company's longer-term viability.

Our reporting

- We have nothing material to add or draw attention to in relation to these disclosures.
- We have concluded that these disclosures are materially consistent with the financial statements and our audit knowledge.

4. Key audit matters

What we mean

Key audit matters are those matters that, in our professional judgement, were of most significance in the audit of the financial statements and include the most significant assessed risks of material misstatement (whether or not due to fraud) identified by us, including those which had the greatest effect on:

> the overall audit strategy;
> the allocation of resources in the audit; and
> directing the efforts of the engagement team.

We include below the Key Audit Matters in decreasing order of audit significance together with our key audit procedures to address those matters and our results from those procedures. These matters were addressed, and our results are based on procedures undertaken, for the purpose of our audit of the financial statements as a whole. We do not provide a separate opinion on these matters.

4.1 Valuation of insurance contract liabilities and investment contract liabilities with discretionary participation features (group)

Financial Statement Elements

	FY22	FY21
Insurance contract liabilities and investment contract liabilities with discretionary participation features	**$121,522m**	$151,101m

Our assessment of risk vs FY21

↔ We have not identified any significant changes to our assessment of the level of risk relating to the valuation of insurance contract liabilities and investment contract liabilities with discretionary participation features compared to FY21

Our results

FY22: Acceptable

FY21: Acceptable

Description of the Key Audit Matter

The Group has significant insurance contract liabilities and investment contract liabilities with discretionary participation features (policyholder liabilities) representing 82 per cent (FY21: 83 per cent) of the Group's total liabilities.

Subjective valuation
This is an area that involves significant judgement over uncertain future outcomes, mainly the ultimate total settlement value of these long term policyholder liabilities, and we consider the risk to have remained unchanged in the current year in light of the continued business and economic disruption caused by the Coronavirus pandemic's (COVID-19) potential impact on policyholder behaviour in respect of lapses and trends in medical experience, making historical experience less reliable in setting operating assumptions.

Significant judgement is required to assess whether the directors' overall estimate, taking into account key economic assumptions, including investment return and associated discount rates, and operating assumptions including mortality, morbidity, expenses and lapses, which are the key inputs used to estimate these long term liabilities, falls within an acceptable range, in addition to the appropriate design and calibration of complex reserving models.

Our response to the risk

We used our own actuarial specialists to assist us in performing our procedures in this area. Our procedures included:

Methodology choice
We assessed the methodology for selecting assumptions and calculating the policyholder liabilities. This included:

> Assessing the methodology adopted for selecting assumptions by applying our industry knowledge and experience and comparing the methodology used against industry standard actuarial practice;
> Assessing the methodology adopted for calculating the policyholder liabilities by reference to the requirements of the accounting standard and actuarial market practice, and assessing the impact of current year changes in methodology on the calculation of policyholder liabilities;
> Comparing changes in methodology to our expectations derived from market experience; and
> Evaluating the analysis of the movements in policyholder liabilities during the year, including consideration of whether the movements were in line with the methodology and assumptions adopted.

Control operation
We used our own IT specialists to assist us in performing our procedures in this area which included testing of the design, implementation and operating effectiveness of key controls over the valuation process. Controls testing in respect of the valuation process included assessment and approval of the methods and assumptions adopted over the calculation of policyholder liabilities as well as appropriate access and change management controls over the actuarial models.

4. Key audit matters continued

The effect of these matters is that, as part of our risk assessment, we determined that the valuation of policyholder liabilities has a high degree of estimation uncertainty, with a potential range of reasonable outcomes greater than our materiality for the financial statements as a whole and possibly many times that amount. The financial statements note C6 disclose the sensitivities estimated by the Group.	Our procedures also included: Historical comparison > Evaluating the experience analysis in respect of the mortality, morbidity, lapse, and expense assumptions by reference to actual experience, taking into account the potential impact of COVID-19 on reported claims, in order to assess whether this supported the year-end assumptions adopted. Benchmarking assumptions and sector experience > Using our sector experience and market knowledge to inform our challenge of the assumptions in the areas noted above. Model evaluation > Assessing the reserving models by considering the accuracy of the cash flow projections including by reference to the inclusion of relevant product features. We have also assessed the impact of modelling and assumption changes by inspecting pre and post change model runs and comparing the outcomes of the changes to our expectations. Assessing transparency We assessed whether the disclosures in relation to the assumptions used in the valuation of policyholder liabilities are compliant with the relevant accounting requirements.

Communications with the Prudential plc's AC
Our discussions with and reporting to the AC included:

- Our approach to the audit of insurance contract liabilities and investment contract liabilities with discretionary participation features including details of our planned substantive procedures and the extent of our control reliance.
- Our conclusions on the appropriateness of the Company's methodology for selecting assumptions and calculating policyholder liabilities and accounting policies.
- Our conclusions on the appropriateness of the calibration of the models and changes to the methodology, including the impact of the early adoption of the Risk-Based Capital regime on the valuation of contract liabilities in Hong Kong. We communicated to the AC our challenge of the assumptions using our sector experience and market knowledge.

Areas of particular auditor judgement
We identified the following as the areas of particular auditor judgement:

- Reasonableness of the estimate, depending on the application of the key economic assumptions including investment return and associated discount rates, and operating assumptions including mortality, morbidity, expenses and lapses
- Significance of the inputs into the reserving models and the consequent impact on the valuation of policyholder liabilities.

Our results
We found the valuation and disclosures of policyholder liabilities to be acceptable (FY21: acceptable).

Further information in the Annual Report: See the AC on page 211 for details on how the AC considered the valuation insurance contract liabilities and investment contracts with discretionary participation features as an area of significant attention, page 290 for the accounting policy on insurance contract liabilities and investment contracts with discretionary participation features, and pages 324 to 327 note C3 for the financial disclosures.

4.2 Valuation of certain level 2 and level 3 investments held at fair value (group)

Financial Statement Elements

	FY22	FY21
Level 2 and 3 financial investments	**$28,665m**	$31,282m

Our assessment of risk vs FY21

↔ We have not identified any significant changes to our assessment of the level of risk relating to the valuation of certain level 2 and level 3 investments held at fair value compared to FY21

Our results

FY22: Acceptable

FY21: Acceptable

Description of the Key Audit Matter

The Group's investments portfolio represents 87 per cent (FY21: 85 per cent) of the Group's total assets.

Subjective valuation
The area that involved significant audit effort and judgement in the current year was the valuation of certain level 2 and level 3 positions within the portfolio of financial investments held at fair value. This is comprised of unlisted debt securities and unlisted funds that are valued by reference to their Net Asset Value ('NAV funds'). For these positions a reliable third-party price was not readily available and therefore involved the application of expert judgement in the valuations adopted.

Auditor judgement is required in determining the appropriate valuation methodology where external pricing sources are either not readily available or are unreliable. Further judgement is required to assess whether the directors' overall estimate, based on their judgement depending on the observability and significance of the inputs into the valuation and the consequent impact on the classification of those investments, falls within an acceptable range.

The effect of these matters is that, as part of our risk assessment, we determined that the valuation of certain level 2 and 3 investments held at fair value has a high degree of estimation uncertainty, with a potential range of reasonable outcomes greater than our materiality for the financial statements as a whole and possibly many times that amount.

The financial statements note C6 disclose the sensitivities estimated by the Group.

Our response to the risk

We used our own valuation specialists in order to assist us in performing our procedures in this area.

Our procedures included:

Methodology choice
We assessed the appropriateness of the valuation methodologies with reference to relevant accounting standards as well as industry practice.

Control operation
We tested the design, implementation and operating effectiveness of key controls over the valuation process, including the Group's review and approval of the estimates and assumptions used for the valuation including key authorisation and data input controls.

Tests of detail
For a sample of securities, we used our valuation specialists to assess the Group's classification of assets within Level 2 or Level 3 by evaluating the observability of the inputs used in valuing these securities.

For a sample of unlisted debt securities we compared the price adopted to our independently derived price, using our valuation specialists. For a sample of unlisted funds, we agreed the valuations for the NAV funds to the most recent NAV statements. To assess reliability of these statements we compared to audited financial statements of the funds, where available, or performed a retrospective test over the NAV valuations for each fund to assess if the fund valuations reported in the audited financial statements in the prior year were materially consistent with the most recent NAV valuation statements available at the time.

Assessing transparency
We assessed whether the disclosures in relation to the valuation of level 2 and 3 investments held at fair value are compliant with the relevant accounting requirements

4. Key audit matters continued

Communications with the Prudential plc's AC
Our discussions with and reporting to the AC included:

- Our approach to the audit of unlisted debt securities and unlisted funds that are valued by reference to their Net Asset Value including details of our planned substantive procedures and the extent of our control reliance.
- Our conclusions on the appropriateness of the methodology adopted by the Group and the valuation selected for individual investments.
- For our sample of securities, any differences between the valuation adopted by the Group and our independently derived price.
- The adequacy of the disclosures, particularly as it relates to the sensitivity of the value of the level 2 and level 3 investments to key assumptions.

Areas of particular auditor judgement
We identified the following as the areas of particular auditor judgement:

- Determination of the valuation methodology where external pricing sources are not readily available or unreliable
- Reasonableness of the estimate, depending on the observability and significance of the inputs into the valuation and the consequent impact on the classification of those investments.

Our results
We found the valuation of and disclosures of level 2 and 3 investments held at fair value to be acceptable (FY21: acceptable).

Further information in the Annual Report: See the AC Report on page 211 for details on how the AC considered the valuation of certain level 2 and level 3 investments, page 292 for the accounting policy on the valuation of certain level 2 and level 3 investments , and pages 315 to 322/note C2 for the financial disclosures.

4.3 Recoverability of parent company's investment in subsidiaries (parent company)

Financial Statement Elements

	FY22	FY21
Investment in subsidiaries	**$13,178m**	$13,114m

Our assessment of risk vs FY21

↔ We have not identified any significant changes to our assessment of the level of risk relating to KAM 4.3 compared to FY21

Our results

FY22: Acceptable

FY21: Acceptable

Description of the Key Audit Matter

Low risk, high value
The carrying amount of the Parent Company's investments in subsidiaries represents 63 per cent (FY21: 58 per cent) of the Parent Company's total assets. Their recoverability is not at a high risk of significant misstatement or subject to significant judgement. However, due to their materiality in the context of the Parent Company financial statements, this is considered to be the area that had the greatest effect on our overall Parent Company audit.

Our response to the risk

Our procedures included:

Tests of detail
Comparing the carrying amount of 100% of the investment in subsidiaries with the relevant subsidiaries' draft balance sheet to identify whether their net assets, being an approximation of their minimum recoverable amount, were in excess of their carrying amount, and assessing whether those subsidiaries have historically been profit-making.

We performed the test above rather than seeking to rely on the Parent Company's controls because the nature of the balance is such that we would expect to obtain audit evidence primarily through the detailed procedure described.

Assessing subsidiary audits
Assessing the work performed by the subsidiary audit teams on all of those subsidiaries and considering the results of that work on those subsidiaries' profits and net assets.

Communications with the Prudential plc's AC
Our discussions with and reporting to the AC included:

- Our approach to the audit of the recoverability of the Parent Company's investment in subsidiaries including details of our planned substantive procedures.
- Our conclusions on the appropriateness of the valuation of the Parent Company's investment in subsidiaries.

Our results
We found the Parent Company's conclusion that there is no impairment of its investment in subsidiaries to be acceptable (FY21:acceptable).

Further information in the Annual Report: See the AC Report on page 211 for details on how the AC considered the valuation of Parent Company's investment in subsidiaries as an area of significant attention, page 354 for the accounting policy on the valuation of Parent Company's investment in subsidiaries, and page 356/note 5 for the financial disclosures.

5. Our ability to detect irregularities, and our response

Fraud – identifying and responding to risks of material misstatement due to fraud	
Fraud risk assessment	To identify risks of material misstatement due to fraud (“fraud risks”) we assessed events or conditions that could indicate an incentive or pressure to commit fraud or provide an opportunity to commit fraud. Our risk assessment procedures included: > Enquiring of directors, the AC, internal audit, group security, and inspecting key papers provided to those charged with governance as to the high-level policies and procedures to prevent and detect fraud, including the Group’s channel for “whistleblowing” and process for engaging local management to identify fraud risks specific to their business units, as well as whether they have knowledge of any actual, suspected, or alleged fraud. > Reading board and AC minutes. > Considering remuneration incentive schemes and performance targets for directors. > Consulting with our own professionals with forensic knowledge to assist us in identifying fraud risks based on discussions of the circumstances of the Group and the Parent Company.
Risk communications	We communicated identified fraud risks throughout the audit team and remained alert to any indications of fraud throughout the audit. This included communication from the Group audit team to all component audit teams in scope of relevant fraud risks identified at the Group level and requests to these component audit teams to report to the Group audit team any instances of fraud that could give rise to a material misstatement at Group.
Fraud risks	As required by auditing standards, and taking into account possible pressures to meet profit targets, we perform procedures to address the risks of management override of controls, in particular the risk that Group and component management may be in a position to make inappropriate accounting entries and the risk of bias in accounting estimates and judgements. Accordingly, we identified fraud risks related to the valuation of policyholder liabilities given the impact on the Group’s profit, the opportunity for management to manipulate assumptions due to the subjectivity involved and given the long-term nature of these assumptions which are more difficult to corroborate. On this audit we do not consider there is a fraud risk related to revenue recognition as there is limited management judgement involved in the determination of all material revenue streams as the amounts are contractually derived.
Link to KAMs	Further detail in respect of the valuation of insurance contract liabilities is set out in the valuation of insurance contract liabilities KAM disclosures in section 4.1 of this report.
Procedures to address fraud risks	In determining the audit procedures to address the identified fraud risks, we took into account the results of our evaluation and testing of the operating effectiveness of the Group-wide anti-fraud risk controls. In order to address the risk of fraud specifically as it relates to the valuation of insurance contract liabilities, we involved actuarial specialists to assist in our challenge of management. We challenged management in relation to the selection of assumptions and the appropriateness of the rationale for any changes, the consistency of the selected assumptions across different aspects of the financial reporting process and comparison to our understanding of the product portfolio, trends in experience, policyholder behaviour and economic conditions and also by reference to market practice. Further detail in respect of these is set out in the audit response to the risks associated with this key audit matter in section 4 of this report. To address the pervasive risk as it relates to management override, we also performed procedures including: > Identifying journal entries to test at Group and for all in-scope components, other than those only in scope for specified risk-based audit procedures, based on risk criteria and comparing the identified entries to supporting documentation. These include unusual journal entries posted to either cash or borrowings. > Evaluating the business purpose of any non-recurring transactions. > Assessing significant accounting estimates and judgements for bias.

5. Our ability to detect irregularities, and our response continued

Laws and regulations – identifying and responding to risks of material misstatement relating to compliance with laws and regulations	
Laws and regulations risk assessment	We identified areas of laws and regulations that could reasonably be expected to have a material effect on the financial statements from our general commercial and sector experience, through discussion with the directors, and from inspection of the Group's regulatory and legal correspondence. We discussed with the directors and other management the policies and procedures regarding compliance with laws and regulation. As the Group is regulated, our assessment of risks involved gaining an understanding of the control environment including the entity's procedures for complying with regulatory requirements.
Risk communications	We communicated identified laws and regulations throughout our team and remained alert to any indications of non-compliance throughout the audit. This included communication from the Group audit team to all in-scope component audit teams, with the exception of those scoped in only for specified risk-based audit procedures, of relevant laws and regulations identified at the Group level, and a request for these teams to report to the Group audit team any instances of non-compliance with said laws and regulations, or any identified local laws and regulations, that could give rise to a material misstatement at Group.
Direct laws context and link to audit	The potential effect of these laws and regulations on the financial statements varies considerably. The Group is subject to laws and regulations that directly affect the financial statements including financial reporting legislation (including related companies legislation), distributable profits legislation and taxation legislation and we assessed the extent of compliance with these laws and regulations as part of our procedures on the related financial statement items.
Most significant indirect law/ regulation areas	The Group is subject to many other laws and regulations where the consequences of non-compliance could have a material effect on amounts or disclosures in the financial statements, for instance through the imposition of fines or litigation or the loss of the Group's license to operate. We identified the regulations governing capital requirements most likely to have such an effect recognising the financial and regulated nature of the Group's activities. Auditing standards limit the required audit procedures to identify non-compliance with these laws and regulations to enquiry of the directors and other management and inspection of regulatory and legal correspondence, if any. Therefore, if a breach of operational regulations is not disclosed to us or evident from relevant correspondence, an audit will not detect that breach.
Actual or suspected breaches discussed with ac	We discussed with the AC matters related to actual or suspected fraud, for which disclosure is not necessary, and considered any implications for our audit.

Context	
Context of the ability of the audit to detect fraud or breaches of law or regulation	Owing to the inherent limitations of an audit, there is an unavoidable risk that we may not have detected some material misstatements in the financial statements, even though we have properly planned and performed our audit in accordance with auditing standards. For example, the further removed non-compliance with laws and regulations is from the events and transactions reflected in the financial statements, the less likely the inherently limited procedures required by auditing standards would identify it. In addition, as with any audit, there remained a higher risk of non-detection of fraud, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal controls. Our audit procedures are designed to detect material misstatement. We are not responsible for preventing non-compliance or fraud and cannot be expected to detect non-compliance with all laws and regulations.

6. Our determination of materiality

The scope of our audit was influenced by our application of materiality. We set quantitative thresholds and overlay qualitative considerations to help us determine the scope of our audit and the nature, timing and extent of our procedures, and in evaluating the effect of misstatements, both individually and in the aggregate, on the financial statements as a whole.

$190m
(FY21: $190m)

Materiality for the group financial statements as a whole

What we mean
A quantitative reference for the purpose of planning and performing our audit.

Basis for determining materiality and judgements applied
Materiality for the Group financial statements as a whole was set at $190m (FY21: $190m). This was determined with reference to a benchmark of IFRS shareholders' equity.

Consistent with FY21, we determined that IFRS shareholders' equity remains the main benchmark for the Group as it represents the residual interest that can be ascribed to shareholders after policyholder assets and corresponding liabilities have been accounted for; we consider that this is the most appropriate measure for the size of the business and that it provides a stable measure year on year.

Our Group materiality of $190m (FY21: $190m) was determined by applying a percentage to the IFRS Shareholders' equity. When using a benchmark of net assets/equity to determine overall materiality, KPMG's approach for listed entities considers a guideline range 0.5 - 2% of the measure. In setting overall Group materiality, we applied a percentage of 1.1% (FY21: 1.1%) to the benchmark.

Materiality for the Parent Company financial statements as a whole was set at $45m (FY21: $53m), determined with reference to a benchmark of Parent Company net assets, of which it represents 0.3% (FY21: 0.4%).

$140m
(FY21: $140m)

Performance materiality

What we mean
Our procedures on individual account balances and disclosures were performed to a lower threshold, performance materiality, so as to reduce to an acceptable level the risk that individually immaterial misstatements in individual account balances add up to a material amount across the financial statements as a whole.

Basis for determining performance materiality and judgements applied
We have considered performance materiality at a level of 75% (FY21: 75%) of materiality for Prudential plc Group financial statements as a whole to be appropriate.

The Parent Company performance materiality was set at $33m (FY21: $33.75m), which equates to 75% (FY21: 75%) of materiality for the Parent Company financial statements as a whole.

We applied this percentage in our determination of performance materiality because we did not identify any factors indicating an elevated level of risk.

$9m
(FY21: $9m)

Audit misstatement posting threshold

What we mean
This is the amount below which identified misstatements are considered to be clearly trivial from a quantitative point of view. We may become aware of misstatements below this threshold which could alter the nature, timing and scope of our audit procedures, for example if we identify smaller misstatements which are indicators of fraud.

This is also the amount above which all misstatements identified are communicated to Prudential plc's AC.

Basis for determining the audit misstatement posting threshold and judgements applied
We set our audit misstatement posting threshold at 5% (FY21: 5%) of our materiality for the Group financial statements. We also report to the AC any other identified misstatements that warrant reporting on qualitative grounds.

The overall materiality for the Group financial statements of $190m (FY21: $190m) compares as follows to the main financial statement caption amounts:

	Total Group Revenue		Group profit before tax for continuing operations		Total Group Assets	
	FY22	FY21	FY22	FY21	FY22	FY21
Financial statement Caption	**$(8,219)m**	$26,500m	**$1,482m**	$3,018m	**$165,942m**	$199,102m
Group Materiality as % of caption	**2.3%**	1.0%	**12.8%**	6.3%	**0.1%**	0.1%

7. The scope of our audit

Group scope

What we mean

How the Group audit team determined the procedures to be performed across the Group.

The Group has 13 (FY21: 13) reporting components scoped in for the Group audit. In order to determine the work performed at the reporting component level, we identified those components which we considered to be of individual financial significance, those which were significant due to risk and those remaining components on which we required procedures to be performed to provide us with the evidence we required in order to conclude on the Group financial statements as a whole.

We determined individually financially significant components as those contributing at least 7% (FY21: 6%) of profit before tax (for components that are equity accounted in the consolidated financial statements), total assets (for life insurance components) or revenue (for components that are not life insurance components). We selected profit before tax, total assets and revenue because these are the most representative of the relative size of the components and the nature. We identified 6 (FY21: 7) components as individually financially significant components and performed full scope audits on these components.

In addition to the individually financially significant components, we identified 4 (FY21: 3) components as significant, owing to significant risks of material misstatement affecting the Group financial statements. Of the 4 (FY21: 3) components identified as significant due to risk, we performed audits of equity and debt securities in 3 components (2021: 3), gross insurance contracts in 3 components (FY21: 3) and performed specific risk-focused audit procedures over gross insurance contract liabilities in 1 component (FY21: none).

In addition, to enable us to obtain sufficient appropriate audit evidence for the Group financial statements as a whole, we selected 7 (FY21: 7) components on which to perform procedures. 4 of these components were already scoped in owing to significance due to risk, as explained above. We performed audits of:

> distribution rights, policy loans and benefits and claims and movement in unallocated surplus of with-profits funds in 2 components (FY21: 2),
> deferred acquisition costs, gross premiums earned, total investment return and acquisition costs and other expenditure in 3 components (FY21:3)
> equity and debt securities, gross investment contract liabilities without discretionary participation features, gross insurance contracts and other income in 1 component (FY21: 1),
> cash and cash equivalents and deposits with credit institutions in 4 components (FY21:4),
> performed specific risk-focused audit procedures over cash and cash equivalents and deposits with credit institutions in 1 component (FY21: cash and cash equivalents and debt securities).
> performed specific risk-focused audit procedures over equity and debt securities in 1 component (FY21: none).

The components within the scope of our work accounted for the percentages illustrated in section 2 - Group Scope.

Scope	Number of components	Range of materiality applied
Full scope audit	6	$45m - $110m
Audit of one or more account balances	5	$20m - $45m
Specified audit procedures	2	$20m

In addition, we have performed Group level analysis on the remaining components to determine whether further risks of material.

We were able to rely upon the Group's internal control over financial reporting in several areas of our audit, where our controls testing supported this approach, which enabled us to reduce the scope of our substantive audit work; in the other areas the scope of the audit work performed was fully substantive.

Group audit team oversight	
	What we mean The extent of the Group audit team's involvement in component audits.

In working with component auditors, we:

- Held a virtual global planning conference with component auditors to identify audit risks and decide how each component team should address the identified audit risks.
- Instructed component auditors as to the significant areas to be covered, including the relevant risks detailed above and the information to be reported.
- Approved the component materialities, which ranged from $20 million to $110 million (FY21: $20 million to $110 million) across the components, having regard to the size and risk profile of the Group across the components. The work on 11 components (FY21: 11 components) was performed by component auditors and work on the remaining two components, which included the Parent Company, was performed by the Group audit team.
- Visited 8 component locations across Asia, as travel restrictions eased during the course of 2022 (FY21: due to Coronavirus restrictions on travel the Group audit team held video and telephone conference meetings with component auditors). Video and telephone conference meetings were also held with these component auditors. During these video and telephone conference meetings, an assessment was made of audit risk and strategy, the findings reported to the Group audit team were discussed in more detail, key working papers were inspected and any further work required by the Group audit team was then performed by the component auditor.
- The Group team also routinely reviews the audit documentation of all component audits. The Group audit team conducted a combination of in person and remote file reviews, performed by experienced members of the audit team, to evaluate whether work performed by all component audit teams over significant risk and other relevant audit areas was sufficient. In addition, the Group audit team maintained clear oversight of the work of component auditors and attended local final audit closing meetings via conference/video call.
- The Senior Statutory Auditor, in conjunction with other senior staff in the Group and component audit teams, also regularly attended subsidiary AC meetings and participated in meetings with local components to obtain additional understanding, first hand, of the key risks and audit issues at a component level which may affect the Group financial statements.

8. Other information in the annual report

The directors are responsible for the other information presented in the Annual Report together with the financial statements. Our opinion on the financial statements does not cover the other information and, accordingly, we do not express an audit opinion or, except as explicitly stated below, any form of assurance conclusion thereon.

All other information

Our responsibility
Our responsibility is to read the other information and, in doing so, consider whether, based on our financial statements audit work, the information therein is materially misstated or inconsistent with the financial statements or our audit knowledge.

Our reporting
Based solely on that work we have not identified material misstatements or inconsistencies in the other information.

Strategic report and Directors' report

Our responsibility and reporting
Based solely on our work on the other information described above we report to you as follows:

- we have not identified material misstatements in the strategic report and the directors' report;
- in our opinion the information given in those reports for the financial year is consistent with the financial statements; and
- in our opinion those reports have been prepared in accordance with the Companies Act 2006.

Directors' remuneration report

Our responsibility
We are required to form an opinion as to whether the part of the Directors' Remuneration Report to be audited has been properly prepared in accordance with the Companies Act 2006.

Our reporting
In our opinion the part of the Directors' Remuneration Report to be audited has been properly prepared in accordance with the Companies Act 2006.

Corporate governance disclosures

Our responsibility
We are required to perform procedures to identify whether there is a material inconsistency between the financial statements and our audit knowledge, and:

- the directors' statement that they consider that the annual report and financial statements taken as a whole is fair, balanced and understandable, and provides the information necessary for shareholders to assess the Group's position and performance, business model and strategy;
- the section of the annual report describing the work of the AC, including the significant issues that the AC considered in relation to the financial statements, and how these issues were addressed; and
- the section of the annual report that describes the review of the effectiveness of the Group's risk management and internal control systems.

Our reporting
Based on those procedures, we have concluded that each of these disclosures is materially consistent with the financial statements and our audit knowledge.

We are also required to review the part of the Corporate Governance Statement relating to the Group's compliance with the provisions of the UK Corporate Governance Code specified by the Listing Rules for our review.

We have nothing to report in this respect.

Other matters on which we are required to report by exception

Our responsibility

Under the Companies Act 2006, we are required to report to you if, in our opinion:

- adequate accounting records have not been kept by the Parent Company, or returns adequate for our audit have not been received from branches not visited by us; or
- the Parent Company financial statements and the part of the Directors' Remuneration Report to be audited are not in agreement with the accounting records and returns; or
- certain disclosures of directors' remuneration specified by law are not made; or
- we have not received all the information and explanations we require for our audit.

Our reporting

We have nothing to report in these respects.

9. Respective responsibilities

Directors' responsibilities

As explained more fully in their statement set out on page 358, the directors are responsible for: the preparation of the financial statements including being satisfied that they give a true and fair view; such internal control as they determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error; assessing the Group and Parent Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern; and using the going concern basis of accounting unless they either intend to liquidate the Group or the Parent Company or to cease operations, or have no realistic alternative but to do so.

Auditor's responsibilities

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue our opinion in an auditor's report. Reasonable assurance is a high level of assurance, but does not guarantee that an audit conducted in accordance with ISAs (UK) will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial statements.

A fuller description of our responsibilities is provided on the FRC's website at www.frc.org.uk/auditorsresponsibilities.

The Company is required to include these financial statements in an annual financial report prepared using the single electronic reporting format specified in the TD ESEF Regulation. This auditor's report provides no assurance over whether the annual financial report has been prepared in accordance with that format.

10. The purpose of our audit work and to whom we owe our responsibilities

This report is made solely to the Company's members, as a body, in accordance with Chapter 3 of Part 16 of the Companies Act 2006. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members, as a body, for our audit work, for this report, or for the opinions we have formed.



Stuart Crisp (Senior Statutory Auditor)
for and on behalf of KPMG LLP, Statutory Auditor

Public Interest Entity Auditor recognised in accordance with the Hong Kong Financial Reporting Council Ordinance

Chartered Accountants
15 Canada Square
London, E14 5GL
15 March 2023



European Embedded Value (EEV) basis results



Index to European Embedded Value (EEV) basis results

Notes on the EEV basis results

Description of EEV basis reporting

The EEV basis results have been prepared in accordance with the EEV Principles issued by the European Insurance CFO Forum in 2016. All results are stated net of tax and converted using actual exchange rates (AER) unless otherwise stated. AER are actual historical exchange rates for the relevant accounting period. Constant exchange rate (CER) results are calculated by translating prior period results using current period foreign currency exchange rates, ie current period average rates for the income statement and current period closing rates for the balance sheet. Where appropriate, the EEV basis results include the effects of adoption of IFRS Standards.

The Directors are responsible for the preparation of the supplementary information in accordance with the EEV Principles. In preparing the EEV basis supplementary information, the Directors have satisfied themselves that the Group remains a going concern. Further information is provided in note A1 of the IFRS financial results.

European Embedded Value (EEV) basis results

EEV results highlights

	2022	2021			
		AER		CER	
	$m	$m note (i)	% change	$m note (i)	% change
New business profit note (ii)	**2,184**	2,526	(14)%	2,443	(11)%
Annual premium equivalent (APE) note (ii)	**4,393**	4,194	5%	4,013	9%
New business margin (APE) (%)	**50%**	60%	(10)pp	61%	(11)pp
Present value of new business premiums (PVNBP)	**22,406**	24,153	(7)%	23,281	(4)%
Operating free surplus generated notes (ii)(iii)	**2,193**	2,071	6%	2,004	9%
EEV operating profit notes (ii)(iv)	**3,952**	3,543	12%	3,429	15%
EEV operating profit, net of non-controlling interests	**3,923**	3,515	12%	3,401	15%
Operating return on average EEV shareholders' equity, net of non-controlling interests (%)	**9%**	8%			
Closing EEV shareholders' equity, net of non-controlling interests	**42,184**	47,355	(11)%	46,256	(9)%
Closing EEV shareholders' equity, net of non-controlling interests per share (in cents)	**1,534¢**	1,725¢	(11)%	1,684¢	(9)%

Notes

(i) The 2021 results above are for the Group's continuing operations only, excluding results from the discontinued US operations which were demerged in September 2021.
(ii) Results are presented before deducting the amounts attributable to non-controlling interests. This presentation is applied consistently throughout this document, unless stated otherwise.
(iii) Operating free surplus generated is for long-term and asset management businesses only, before restructuring and IFRS 17 implementation costs, centrally incurred costs and eliminations.
(iv) Group EEV operating profit is stated after restructuring and IFRS 17 implementation costs, centrally incurred costs and eliminations.

The EEV basis supplementary information on pages 379 to 401 was approved by the Board of Directors on 15 March 2023 and signed on its behalf by:



Shriti Vadera
Chair



Anil Wadhwani
Chief Executive Officer

Basis of preparation

IFRS profit for long-term business broadly reflects the aggregate of results on a traditional accounting basis. By contrast, EEV is a way of measuring the value of the in-force life insurance business. The value of future new business is excluded from the embedded value. The EEV Principles provide consistent definitions of the components of EEV, a framework for setting assumptions and an approach to the underlying methodology and disclosures. The EEV Principles were designed to provide guidance and common principles that could be understood by both users and preparers alongside prescribing a minimum level of disclosures to enable users to understand an entity's methodology, assumptions and key judgements as well as the sensitivity of an entity's EEV to key assumptions. Results prepared under the EEV Principles represent the present value of the shareholders' interest in the post-tax future profits (generally on a local statutory basis) expected to arise from the current book of long-term business, after sufficient allowance has been made for the aggregate risks in the business. The shareholders' interest in the Group's long-term business is the sum of the shareholders' total net worth and the value of in-force business.

For the purposes of preparing EEV results, insurance joint ventures and associates are included at the Group's proportionate share of their embedded value and not at their market value. Asset management and other non-insurance subsidiaries, joint ventures and associates are included in the EEV results at the Group's proportionate share of IFRS shareholders' equity, with central Group debt shown on a market value basis. Post the demerger of the Group's US operations (Jackson) in September 2021, the Group's retained interest in Jackson has been included at its fair value within other (central) operations. This is equivalent to its value within the Group's IFRS financial results. Further information is contained in note 5.

Key features of the Group's EEV methodology include:

- *Economic assumptions:* The projected post-tax profits assume a level of future investment return and are discounted using a risk discount rate. Both the risk discount rate and the investment return assumptions are updated at each valuation date to reflect current market risk-free rates, such that changes in market risk-free rates impact all projected future cash flows. Risk-free rates, and hence investment return assumptions, are based on observable market data, with current market risk-free rates assumed to remain constant throughout the projection, with no trending or mean reversion to longer-term assumptions. Different products will be sensitive to different assumptions, for example, participating products or products with guarantees are likely to benefit disproportionately from higher assumed investment returns.
- *Time value of financial options and guarantees:* Explicit quantified allowances are made for the time value of financial options and guarantees (TVOG). The TVOG is determined by weighting the probability of outcomes across a large number of different economic scenarios and is typically less applicable to health and protection business that generally contains more limited financial options or guarantees. At 31 December 2022, the TVOG is $(151) million (31 December 2021: $(784) million). The magnitude of the TVOG at 31 December 2022 would be approximately equivalent to a circa 3 basis point (31 December 2021:10 basis point) increase in the weighted average risk discount rate.
- *Allowance for risk in the risk discount rates:* Risk discount rates are set equal to the risk-free rate at the valuation date plus product-specific allowances for market and non-market risks. Risks that are explicitly captured elsewhere, such as via the TVOG, are not included in the risk discount rates.

The allowance for market risk is based on a product-by-product assessment of the sensitivity of shareholder cash flows to varying market returns. This approach reflects the inherent market risk in each product group and results in lower risk discount rates for products where the majority of shareholder profit is uncorrelated to market risk and appropriately higher risk discount rates for products where there is greater market exposure for shareholders.

For example, for health and protection products, which represent 51 per cent of the value of in-force business and 43 per cent of new business profit, the major sources of shareholder profits are underwriting profits or fixed shareholder charges which have low market risk sensitivity. There is a lower proportion of health and protection than in prior periods largely as a result of higher interest rates, which is adverse on health and protection type products and positive impact on savings type products. New business profit is also impacted by the mix of business sold in the period.

The construct of UK-style with-profits or similar participating funds in some business units (representing 26 per cent of the value of in-force and 18 per cent of new business profit) reduce the market volatility of both policyholder and shareholder cash flows due to smoothed bonus declarations and for some markets the presence of an estate. Accordingly, 77 per cent of the value of in-force is products with low market risk sensitivity and this is reflected in the overall risk discount rate.

For unit-linked products where fund management charges fluctuate with the investment return, a portion of the profits will typically be more sensitive to market risk due to the higher proportion of equity-type assets in the investment portfolio resulting in a higher risk discount rate. This business represents 17 per cent of the value of in-force and 11 per cent of the value of new business profit which limits the impact on the overall risk discount rate. The remaining parts of the business (6 per cent of the value of in-force business and 28 per cent of the value of new business) relate to non-participating products not covered by the above.

The allowance for non-market risk comprises a base Group-wide allowance of 50 basis points plus additional allowances for emerging market risk where appropriate. At 31 December 2022, the total allowance for non-market risk is equivalent to a $(2.8) billion (31 December 2021: $(3.7) billion) reduction, or around (7) per cent (31 December 2021: (8) per cent) of the embedded value.

Hong Kong Risk-Based Capital regime

In April 2022, Prudential Hong Kong Limited (PHKL), the Group's 100 per cent owned life insurance subsidiary in Hong Kong received approval from the Hong Kong Insurance Authority (IA) to early adopt the Hong Kong Risk-Based Capital (HK RBC) regime with effect from 1 January 2022. This impacts PHKL's (and consequentially the Group's) capital position as described in note I(i) within Additional unaudited financial information. Under the Group's EEV methodology, local regulatory and target capital requirements are the basis of estimating future shareholder cash flows and therefore the changes to the HK RBC framework will impact the Group's EEV, with effect from 1 January 2022, as discussed below. Comparatives have not been restated.

Adjustment to shareholders' equity at 1 January 2022

Long-term insurance business	Free surplus	Required capital	Net worth	Value of in-force business	Embedded value
As reported at 31 Dec 2021	5,960	3,230	9,190	35,456	44,646
Opening adjustment at 1 Jan 2022:					
HK RBC impact	1,360	2,853	4,213	(3,984)	229
Long-term insurance business as at 1 Jan 2022	**7,320**	**6,083**	**13,403**	**31,472**	**44,875**

The HK RBC framework requires liabilities to be valued on a best estimate basis and capital requirements to be risk based. As a result of applying this framework, the EEV net worth increased by $4,213 million, reflecting the release of prudent regulatory margins previously included in liabilities, and a reduction in VIF. EEV free surplus excludes regulatory surplus that arises where HK RBC technical provisions are lower than policyholder asset shares or cash surrender values to more realistically reflect how the business is managed. The introduction of this flooring for PHKL reduces the increase to its free surplus that would have otherwise arisen. The impact therefore differs from the effect on Group GWS surplus as explained in note I(i) of the Additional unaudited financial information.

Movement in Group EEV shareholders' equity

	Note	2022 $m			2021 $m
		Insurance and asset management operations	Other (central) operations	Group total	Group total
Continuing operations:					
New business profit	1	**2,184**	**–**	**2,184**	2,526
Profit from in-force business	2	**2,358**	**–**	**2,358**	1,630
Long-term business		**4,542**	**–**	**4,542**	4,156
Asset management		**234**	**–**	**234**	284
Operating profit from long-term and asset management businesses		**4,776**	**–**	**4,776**	4,440
Other income (expenditure)	5	**–**	**(542)**	**(542)**	(723)
Operating profit (loss) before restructuring and IFRS 17 implementation costs		**4,776**	**(542)**	**4,234**	3,717
Restructuring and IFRS 17 implementation costs		**(125)**	**(157)**	**(282)**	(174)
Operating profit (loss) for the year		**4,651**	**(699)**	**3,952**	3,543
Short-term fluctuations in investment returns	2	**(6,893)**	**19**	**(6,874)**	(1,040)
Effect of changes in economic assumptions	2	**(1,571)**	**–**	**(1,571)**	412
(Loss) profit attaching to corporate transactions		**(5)**	**62**	**57**	(35)
Mark-to-market value movements on core structural borrowings	6	**–**	**865**	**865**	357
Non-operating results		**(8,469)**	**946**	**(7,523)**	(306)
(Loss) profit from continuing operations		**(3,818)**	**247**	**(3,571)**	3,237
Loss from discontinued US operations note (i)		**–**	**–**	**–**	(10,852)
(Loss) profit for the year		**(3,818)**	**247**	**(3,571)**	(7,615)
Non-controlling interests share of profit from continuing operations		**(29)**	**–**	**(29)**	(40)
Non-controlling interests share of loss from discontinued US operations		**–**	**–**	**–**	1,205
(Loss) profit for the year attributable to equity holders of the Company		**(3,847)**	**247**	**(3,600)**	(6,450)
Equity items from continuing operations:					
Foreign exchange movements on operations		**(1,195)**	**–**	**(1,195)**	(460)
Intra-group dividends and investment in operations note (ii)		**(1,211)**	**1,211**	**–**	–
Demerger dividend in specie from Jackson			**–**	**–**	(1,735)
Other external dividends		**–**	**(474)**	**(474)**	(421)
New share capital subscribed note (iii)		**–**	**(4)**	**(4)**	2,382
Other movements note (iv)		**172**	**(299)**	**(127)**	238
Equity items from discontinued US operations net of non-controlling interest		**–**	**–**	**–**	(206)
Net (decrease) increase in shareholders' equity		**(6,081)**	**681**	**(5,400)**	(6,652)
Shareholders' equity at beginning of year (as previously disclosed)		**46,114**	**1,241**	**47,355**	54,007
Effect of HK RBC		**229**	**–**	**229**	–
Shareholders' equity at beginning of year after adoption of HK RBC		**46,343**	**1,241**	**47,584**	54,007
Shareholders' equity at end of year		**40,262**	**1,922**	**42,184**	47,355
Contribution to Group EEV:					
At end of year:					
Long-term business	2	**38,857**	**–**	**38,857**	44,646
Asset management and other	5	**643**	**1,922**	**2,565**	1,931
Shareholders' equity, excluding goodwill attributable to equity holders		**39,500**	**1,922**	**41,422**	46,577
Goodwill attributable to equity holders		**762**	**–**	**762**	778
Shareholders' equity at end of year		**40,262**	**1,922**	**42,184**	47,355
At beginning of year:					
Long-term business	2	**44,646**	**–**	**44,646**	42,861
Asset management and other	5	**690**	**1,241**	**1,931**	(1,756)
Shareholders' equity, excluding goodwill attributable to equity holders		**45,336**	**1,241**	**46,577**	41,105
Goodwill attributable to equity holders		**778**	**–**	**778**	821
Total continuing operations (as previously disclosed)		**46,114**	**1,241**	**47,355**	41,926
Discontinued US operations		**–**	**–**	**–**	12,081
Shareholders' equity at beginning of year (as previously disclosed)		**46,114**	**1,241**	**47,355**	54,007

EEV shareholders' equity per share (in cents) note (v)	2022			2021
	Insurance and asset management operations	Other (central) operations	Group total	Group total
At end of year:				
Based on shareholders' equity, net of goodwill attributable to equity holders	**1,437¢**	**70¢**	**1,507¢**	1,696¢
Based on shareholders' equity at end of year	**1,464¢**	**70¢**	**1,534¢**	1,725¢
At beginning of year:				
Based on shareholders' equity, net of goodwill attributable to equity holders	**1,651¢**	**45¢**	**1,696¢**	1,576¢
Based on shareholders' equity at beginning of year				
From continuing operations	**1,680¢**	**45¢**	**1,725¢**	1,607¢
From discontinued US operations	**–**	**–**	**–**	463¢

EEV basis basic earnings per share in cents note (vi)	2022			2021
	Before non-controlling interests $m	After non-controlling interests $m	Basic earnings per share cents	Basic earnings per share cents
Based on operating profit from continuing operations	**3,952**	**3,923**	**143.4¢**	133.8¢
Based on (loss) profit for the year:				
From continuing operations	**(3,571)**	**(3,600)**	**(131.6)¢**	121.7¢
From discontinued US operations	**–**	**–**	**–**	(367.1)¢

Notes

(i) Discontinued operations represent the Group's US business (Jackson) which was demerged in September 2021.

(ii) Intra-group dividends represent dividends that have been declared in the year. Investment in operations reflects movements in share capital.

(iii) New share capital subscribed in 2021 primarily represented the issuance of new ordinary shares on the Hong Kong Stock Exchange in October 2021.

(iv) Other movements include reserve movements in respect of valuation movements on the retained interest in Jackson, share-based payments, treasury shares and intra-group transfers between operations that have no overall effect on the Group's shareholders' equity.

(v) Based on the number of issued shares at 31 December 2022 of 2,750 million shares (31 December 2021: 2,746 million shares).

(vi) Based on weighted average number of issued shares of 2,736 million shares in 2022 (2021: 2,628 million shares).

Movement in Group free surplus

Operating free surplus generation is the financial metric we use to measure the internal cash generation of our business operations and for our life operations is generally based on (with adjustments as discussed below) the capital regimes that apply locally in the various jurisdictions in which the Group operates. It represents amounts emerging from the in-force business during the year, net of amounts reinvested in writing new business. For asset management businesses, it equates to post-tax adjusted operating profit for the year.

For long-term business, free surplus is generally based on (with adjustments including recognition of certain intangibles and other assets that may be inadmissible on a regulatory basis) the excess of the regulatory basis net assets (EEV total net worth) over the EEV capital required to support the covered business. For shareholder-backed businesses, the level of EEV required capital has been based on the Group Prescribed Capital Requirements (GPCR) used in our GWS reporting as set out in note 8.1(e).

Adjustments are also made to enable free surplus to be a better measure of shareholders' resources available for distribution as described in the reconciliation to GWS surplus as disclosed in note I(i) of the Additional unaudited financial information. For asset management and other non-insurance operations (including the Group's central operations), free surplus is taken to be IFRS basis shareholders' equity, net of goodwill attributable to shareholders, with central Group debt recorded as free surplus to the extent that it is classified as capital resources under the Group's capital regime. Following the application of the GWS Framework, both subordinated and senior debt (excluding the amount issued in 2022) are treated as capital for the purposes of free surplus at 31 December 2022.

A reconciliation of EEV free surplus to the GWS shareholder capital surplus over GPCR is set out in note I(i) of the Additional unaudited financial information.

		2022 $m			2021 $m
	Note	Insurance and asset management operations	Other (central) operations	Group total	Group total
Continuing operations:					
Expected transfer from in-force business		**2,406**	**–**	**2,406**	2,340
Expected return on existing free surplus		**347**	**–**	**347**	157
Changes in operating assumptions and experience variances		**(227)**	**–**	**(227)**	(173)
Operating free surplus generated from in-force long-term business	2	**2,526**	**–**	**2,526**	2,324
Investment in new business note (ii)	2	**(567)**	**–**	**(567)**	(537)
Long-term business		**1,959**	**–**	**1,959**	1,787
Asset management		**234**	**–**	**234**	284
Operating free surplus generated from long-term and asset management businesses		**2,193**	**–**	**2,193**	2,071
Other income (expenditure)		**–**	**(542)**	**(542)**	(723)
Restructuring and IFRS 17 implementation costs		**(120)**	**(157)**	**(277)**	(169)
Operating free surplus generated		**2,073**	**(699)**	**1,374**	1,179
Non-operating free surplus generated note (iii)		**(2,040)**	**116**	**(1,924)**	82
Free surplus generated from continuing operations		**33**	**(583)**	**(550)**	1,261
Free surplus generated from discontinued US operations note (i)		**–**	**–**	**–**	770
Free surplus generated for the year		**33**	**(583)**	**(550)**	2,031
Equity items from continuing operations:					
Net cash flows paid to parent company note (iv)		**(1,304)**	**1,304**	**–**	–
Demerger dividend in specie from Jackson		**–**	**–**	**–**	(1,735)
Other external dividends		**–**	**(474)**	**(474)**	(421)
Foreign exchange movements on operations		**(316)**	**–**	**(316)**	10
New share capital subscribed note (v)		**–**	**(4)**	**(4)**	2,382
Other movements and timing differences		**265**	**(392)**	**(127)**	238
Treatment of 'grandfathered' debt instruments under the GWS Framework		**–**	**–**	**–**	1,995
Equity items from discontinued US operations		**–**	**–**	**–**	(206)
Net movement in free surplus before non-controlling interest and before net subordinated debt redemption		**(1,322)**	**(149)**	**(1,471)**	4,294
Net subordinated debt redemption		**–**	**(1,699)**	**(1,699)**	(232)
Net movement in free surplus before non-controlling interest		**(1,322)**	**(1,848)**	**(3,170)**	4,062
Change in amounts attributable to non-controlling interests		**(10)**	**–**	**(10)**	(106)
Balance at beginning of year (as previously reported)		**6,650**	**7,399**	**14,049**	10,093
Effect of HK RBC		**1,360**	**–**	**1,360**	–
Balance at beginning of year after adoption of HK RBC		**8,010**	**7,399**	**15,409**	10,093
Balance at end of year		**6,678**	**5,551**	**12,229**	14,049
Representing:					
Free surplus excluding distribution rights and other intangibles		**5,727**	**2,663**	**8,390**	10,083
Distribution rights and other intangibles		**951**	**2,888**	**3,839**	3,966
Balance at end of year		**6,678**	**5,551**	**12,229**	14,049

Contribution to Group free surplus:	Note	2022 $m Insurance and asset management operations	2022 $m Other (central) operations	2022 $m Group total	2021 $m Group total
At end of year:					
Long-term business	2	**6,035**	**–**	**6,035**	5,960
Asset management and other	5	**643**	**5,551**	**6,194**	8,089
Free surplus at end of year		**6,678**	**5,551**	**12,229**	14,049
At beginning of year:					
Long-term business	2	**5,960**	**–**	**5,960**	5,348
Asset management and other	5	**690**	**7,399**	**8,089**	2,996
Total continuing operations at beginning of year		**6,650**	**7,399**	**14,049**	8,344
Discontinued US operations		**–**	**–**	**–**	1,749
Free surplus at beginning of year		**6,650**	**7,399**	**14,049**	10,093

Notes

(i) Discontinued operations represent the Group's US business (Jackson) which was demerged in September 2021.

(ii) Free surplus invested in new business primarily represents acquisition costs and amounts set aside for required capital.

(iii) Non-operating free surplus generated for other operations represents the post-tax IFRS basis short-term fluctuations in investment returns, gain or loss on corporate transactions for other entities and the movement in the mark-to-market value adjustment on core structural borrowings which did not meet the qualifying conditions as set out in the Insurance (Group Capital) Rules.

(iv) Net cash flows to parent company reflect the cash remittances as included in the holding company cash flow at transaction rates. The difference to the intra-group dividends and investment in operations in the movement in EEV shareholders' equity primarily relates to intra-group loans, foreign exchange and other non-cash items.

(v) New share capital subscribed in 2021 primarily represented the issuance of new ordinary shares on the Hong Kong Stock Exchange in October 2021.

1 Analysis of new business profit and EEV for long-term business operations

	2022					
	New business profit (NBP) $m	Annual premium equivalent (APE) $m	Present value of new business premiums (PVNBP) $m	New business margin (APE) %	New business margin (PVNBP) %	Closing EEV shareholders' equity, excluding goodwill $m
CPL (Prudential's share)	**387**	**884**	**3,521**	**44%**	**11%**	**3,259**
Hong Kong	**384**	**522**	**3,295**	**74%**	**12%**	**16,576**
Indonesia	**125**	**247**	**1,040**	**51%**	**12%**	**1,833**
Malaysia	**159**	**359**	**1,879**	**44%**	**8%**	**3,695**
Singapore	**499**	**770**	**6,091**	**65%**	**8%**	**6,806**
Growth markets and other	**630**	**1,611**	**6,580**	**39%**	**10%**	**6,688**
Total long-term operations	**2,184**	**4,393**	**22,406**	**50%**	**10%**	**38,857**

	2021 (AER)					
	New business profit (NBP) $m	Annual premium equivalent (APE) $m	Present value of new business premiums (PVNBP) $m	New business margin (APE) %	New business margin (PVNBP) %	Closing EEV shareholders' equity, excluding goodwill $m
CPL (Prudential's share)	352	776	3,761	45%	9%	3,114
Hong Kong	736	550	4,847	134%	15%	21,460
Indonesia	125	252	1,067	50%	12%	2,237
Malaysia	232	461	2,137	50%	11%	3,841
Singapore	523	743	6,214	70%	8%	7,732
Growth markets and other	558	1,412	6,127	40%	9%	6,262
Total long-term operations	2,526	4,194	24,153	60%	10%	44,646

	2021 (CER)					
	New business profit (NBP) $m	Annual premium equivalent (APE) $m	Present value of new business premiums (PVNBP) $m	New business margin (APE) %	New business margin (PVNBP) %	Closing EEV shareholders' equity, excluding goodwill $m
CPL (Prudential's share)	337	743	3,602	45%	9%	2,855
Hong Kong	731	546	4,812	134%	15%	21,436
Indonesia	120	243	1,027	49%	12%	2,048
Malaysia	219	434	2,013	50%	11%	3,633
Singapore	510	724	6,056	70%	8%	7,772
Growth markets and other	526	1,323	5,771	40%	9%	5,852
Total long-term operations	2,443	4,013	23,281	61%	10%	43,596

Note
The movement in new business profit from long-term operations is analysed as follows:

	$m
2021 new business profit	2,526
Foreign exchange movement	**(83)**
Sales volume	**231**
Effect of changes in interest rates and other economic assumptions	**(173)**
Business mix, product mix and other items	**(317)**
2022 new business profit	**2,184**

EEV new business profit reflects the value of expected future profits from the new business sold in the year, and is a measure used by Prudential to assess profitability of the new business written. Explanations of changes in new business profitability is contained in the Group Strategic and Operating Review. Information on the Group's operating experience variances on the in-force business is shown in note 2.

2 Analysis of movement in net worth and value of in-force business for long-term business operations

	2022 $m					2021 $m
	Free surplus	Required capital	Net worth	Value of in-force business	Embedded value	Embedded value
Balance at beginning of year after adoption of HK RBC						
Balance at beginning of year (as previously reported)	5,960	3,230	9,190	35,456	44,646	42,861
Effect of HK RBC	1,360	2,853	4,213	(3,984)	229	–
Balance at beginning of year after adoption of HK RBC	7,320	6,083	13,403	31,472	44,875	42,861
New business contribution	(567)	334	(233)	2,417	2,184	2,526
Existing business – transfer to net worth	2,406	(198)	2,208	(2,208)	–	–
Expected return on existing business note 2(b)	347	289	636	1,923	2,559	1,761
Changes in operating assumptions, experience variances and other items note 2(c)	(227)	(266)	(493)	292	(201)	(131)
Operating profit before restructuring and IFRS 17 implementation costs	1,959	159	2,118	2,424	4,542	4,156
Restructuring and IFRS 17 implementation costs	(111)	–	(111)	(5)	(116)	(82)
Operating profit	1,848	159	2,007	2,419	4,426	4,074
Non-operating result note 2(d)	(2,040)	(548)	(2,588)	(5,881)	(8,469)	(603)
(Loss) profit for the year	(192)	(389)	(581)	(3,462)	(4,043)	3,471
Non-controlling interests share of (profit) loss	(3)	–	(3)	(19)	(22)	(30)
(Loss) profit for the year attributable to equity holders of the Company	(195)	(389)	(584)	(3,481)	(4,065)	3,441
Foreign exchange movements	(283)	(94)	(377)	(769)	(1,146)	(457)
Intra-group dividends and investment in operations	(999)	(44)	(1,043)	44	(999)	(1,115)
Other movements note 2(e)	192	–	192	–	192	(84)
Balance at end of year note 2(a)	6,035	5,556	11,591	27,266	38,857	44,646

Notes

(a) **Total embedded value**

The total embedded value for long-term business operations at the end of each year, excluding goodwill attributable to equity holders, can be analysed as follows:

	31 Dec 2022 $m	31 Dec 2021 $m
Value of in-force business before deduction of cost of capital and time value of options and guarantees	28,126	36,965
Cost of capital	(709)	(725)
Time value of options and guarantees note	(151)	(784)
Net value of in-force business	27,266	35,456
Free surplus	6,035	5,960
Required capital	5,556	3,230
Net worth	11,591	9,190
Embedded value	38,857	44,646

Note

The time value of options and guarantees (TVOG) arises from the variability of economic outcomes in the future and is, where appropriate, calculated as the difference between an average outcome across a range of economic scenarios, calibrated around a central scenario, and the outcome from the central economic scenario, as described in note 8.1(d). At 31 December 2022, the TVOG is $(151) million, with the substantial majority arising in Hong Kong. The TVOG has decreased since 31 December 2021 reflecting the generally higher government bond yields at 31 December 2022 which mean guarantees are less likely to be in-the-money. The TVOG reflects the variability of guaranteed benefit payouts across the range of economic scenarios around interest rates at the valuation date and represents some of the market risk for the key products in Hong Kong. As this market risk is explicitly allowed for via the TVOG, no further adjustment is made for this within the EEV risk discount rate, as described in note 8.1(h).

(b) **Expected return on existing business**

The expected return on existing business reflects the effect of changes in economic and operating assumptions in the current year, as described in note 8.2(c). The movement in this amount compared to the prior year from long-term operations is analysed as follows:

	$m
2021 expected return on existing business	1,761
Foreign exchange movement	(56)
Effect of changes in interest rates and other economic assumptions	715
Growth in opening value of in-force business and other items	139
2022 expected return on existing business	2,559

2 Analysis of movement in net worth and value of in-force business for long-term business operations continued

(c) Changes in operating assumption, experience variances and other items

Overall, the total impact of operating assumption changes, experience variances and other items in 2022 was $(201) million (2021: $(131) million), comprising changes in operating assumptions of $32 million in 2022 (2021: $118 million) and experience variances and other items of $(233) million (2021: $(249) million).

(d) Non-operating results

The EEV non-operating result from long-term operations can be summarised as follows:

	2022 $m	2021 $m
Short-term fluctuations in investment returns note (i)	**(6,893)**	(1,015)
Effect of change in economic assumptions note (ii)	**(1,571)**	412
Loss attaching to corporate transactions	**(5)**	–
Non-operating results	**(8,469)**	(603)

Notes

(i) The charge of $(6,893) million for short-term fluctuations in investment returns mainly reflects lower than expected bond returns, following the rise in interest rates in many markets in the year, widening credit spreads and falling equity markets.

(ii) The charge of $(1,571) million for effect of change in economic assumptions primarily arises from increases in interest rates, resulting in higher risk discount rates, partially offset by the effect of higher assumed fund earned rates that impact projected future cash flows. The effects and impacts vary between businesses and products with the overall negative impact due to larger weight of health and protection business outweighing positive impacts for other products.

(e) Other reserve movements

Other movements include reserve movements in respect of share-based payments, treasury shares, intra-group loans and other intra-group transfers between operations that have no overall effect on the Group's shareholders' equity.

3 Sensitivity of results for long-term business operations

(a) Sensitivity analysis – economic assumptions

The tables below show the sensitivity of the new business profit and the embedded value for long-term business operations to:

- 1 per cent and 2 per cent increases in interest rates and 0.5 per cent decrease in interest rates. This allows for consequential changes in the assumed investment returns for all asset classes, market values of fixed interest assets, local statutory reserves, capital requirements and risk discount rates (but excludes changes in the allowance for market risk);
- 1 per cent rise in equity and property yields;
- 1 per cent and 2 per cent increases in the risk discount rates. The main driver for changes in the risk discount rates from period to period is changes in interest rates, the impact of which is expected to be partially offset by a corresponding change in assumed investment returns, the effect of which is not included in the risk discount rate sensitivities. The impact of higher investment returns can be approximated as the difference between the sensitivity to increases in interest rates and the sensitivity to increases in risk discount rates;
- For embedded value only, 20 per cent fall in the market value of equity and property assets; and
- For embedded value only, holding the Group Minimum Capital Requirements (GMCR) under the GWS Framework in contrast to EEV required capital based on the GPCR. This reduces the level of capital and therefore the level of charge deducted from the embedded value for the cost of locked-in required capital. This has the effect of increasing EEV.

The sensitivities shown below are for the impact of instantaneous and permanent changes (with no trending or mean reversion) on the embedded value of long-term business operations and include the combined effect on the value of in-force business and net assets (including derivatives) held at the valuation dates indicated. The results only allow for limited management actions, such as changes to future policyholder bonuses, where applicable. If such economic conditions persisted, the financial impacts may differ to the instantaneous impacts shown below. In this case, management could also take additional actions to help mitigate the impact of these stresses. No change in the mix of the asset portfolio held at the valuation date is assumed when calculating sensitivities, while changes in the market value of those assets are recognised. The sensitivity impacts are expected to be non-linear. To aid understanding of this non-linearity, impacts of both a 1 per cent and 2 per cent increase to interest rates and risk discount rates are shown.

If the changes in assumptions shown in the sensitivities were to occur, the effects shown below would be recorded within two components of the profit analysis for the following period, namely the effect of changes in economic assumptions and short-term fluctuations in investment returns. In addition to the sensitivity effects shown below, the other components of the profit for the following period would be calculated by reference to the altered assumptions, for example, new business profit and expected return on existing business.

New business profit from long-term business

	2022 $m	2021 $m
New business profit	**2,184**	2,526
Sensitivity to alternative economic assumptions:		
Interest rates and consequential effects – 2% increase	**220**	88
Interest rates and consequential effects – 1% increase	**134**	70
Interest rates and consequential effects – 0.5% decrease	**(97)**	(64)
Equity/property yields – 1% rise	**160**	155
Risk discount rates – 2% increase	**(551)**	(653)
Risk discount rates – 1% increase	**(309)**	(380)

Embedded value of long-term business

	31 Dec 2022 $m	31 Dec 2021 $m
Embedded value	**38,857**	44,646
Sensitivity to alternative economic assumptions:		
Interest rates and consequential effects – 2% increase	**(3,988)**	(4,782)
Interest rates and consequential effects – 1% increase	**(2,067)**	(2,228)
Interest rates and consequential effects – 0.5% decrease	**1,058**	223
Equity/property yields – 1% rise	**1,884**	1,909
Equity/property market values – 20% fall	**(1,840)**	(1,959)
Risk discount rates – 2% increase	**(7,371)**	(9,717)
Risk discount rates – 1% increase	**(4,155)**	(5,443)
Group Minimum Capital Requirements	**117**	136

For a 1 per cent increase in assumed interest rates, the $(2,067) million negative effect comprises a $(4,155) million negative impact of increasing the risk discount rate by 1 per cent, partially offset by a $2,088 million benefit from assuming 1 per cent higher investment returns. Similarly, for a 2 per cent increase in assumed interest rates the $(3,988) million negative effect comprises a $(7,371) million negative impact of increasing the risk discount rates by 2 per cent, partially offset by a $3,383 million benefit from higher assumed investment returns. Finally, for a 0.5 per cent decrease in assumed interest rates, there would be a $1,058 million positive effect reflecting the benefit of a 0.5 per cent reduction in risk discount rates being partially offset by lower assumed investment returns. These offsetting impacts are sensitive to economics and the net impact can therefore change from period to period depending on the current level of interest rates.

In order to illustrate the impact of varying specific economic assumptions, all other assumptions are held constant in the sensitivities above and, therefore, the actual changes in embedded value were these economic effects to materialise may differ from the sensitivities shown. For example, market risk allowances within the risk discount rate may change if interest rates change and these are not allowed for in the above. If market risk allowances were changed as expected when interest rates are increased by 1 per cent, the expected reduction in EEV would be $(2,038) million (compared with the $(2,067) million impact shown above). Similarly, if interest rates actually decreased by 0.5 per cent, it would lead to a $1,029 million increase (compared with the $1,058 million increase shown above).

(b) Sensitivity analysis – non-economic assumptions

The tables below show the sensitivity of the new business profit and the embedded value for long-term business operations to:

> 10 per cent proportionate decrease in maintenance expenses (for example, a 10 per cent sensitivity on a base assumption of $10 per annum would represent an expense assumption of $9 per annum);
> 10 per cent proportionate decrease in lapse rates (for example, a 10 per cent sensitivity on a base assumption of 5.0 per cent would represent a lapse rate of 4.5 per cent per annum); and
> 5 per cent proportionate decrease in base mortality (ie increased longevity) and morbidity rates.

New business profit from long-term business

	2022 $m	2021 $m
New business profit	**2,184**	2,526
Maintenance expenses – 10% decrease	**48**	60
Lapse rates – 10% decrease	**134**	190
Mortality and morbidity – 5% decrease	**99**	143

3 Sensitivity of results for long-term business operations continued

(b) Sensitivity analysis – non-economic assumptions continued

Embedded value of long-term business

	31 Dec 2022 $m	31 Dec 2021 $m
Embedded value	**38,857**	44,646
Maintenance expenses – 10% decrease	**411**	455
Lapse rates – 10% decrease	**1,533**	1,901
Mortality and morbidity – 5% decrease	**1,300**	1,596

4 Expected transfer of value of in-force business and required capital to free surplus for long-term business operations on a discounted basis

The table below shows how the value of in-force business (VIF) and the associated required capital for long-term business operations are projected as emerging into free surplus over future years. Cash flows are projected on a deterministic basis and are discounted at the appropriate risk discount rate. The modelled cash flows use the same methodology underpinning the Group's EEV reporting and so are subject to the same assumptions and sensitivities. The projected emergence of VIF and required capital into free surplus in 2022 will be the starting point for expected free surplus generation next year, after updating for operating and economic assumption changes. See note I(vi) of the Additional unaudited financial information for further detail.

	Total expected emergence	Expected period of conversion of future post-tax distributable earnings and required capital flows to free surplus at 31 Dec					
		1-5 years	6-10 years	11-15 years	16-20 years	21-40 years	40+ years
2022 ($m)	**32,648**	**9,764**	**6,038**	**4,360**	**3,424**	**6,910**	**2,152**
(%)	**100%**	**30%**	**19%**	**13%**	**10%**	**21%**	**7%**
2021 ($m)	38,922	9,520	6,824	5,160	4,190	9,588	3,640
(%)	100%	24%	18%	13%	11%	25%	9%

The required capital and value of in-force business for long-term business operations can be reconciled to the total discounted emergence of future free surplus shown above as follows:

	31 Dec 2022 $m	31 Dec 2021 $m
Required capital note 2	**5,556**	3,230
Value of in-force business (VIF) note 2	**27,266**	35,456
Other items*	**(174)**	236
Long-term business operations	**32,648**	38,922

* Other items' represent the impact of the TVOG and amounts incorporated into VIF where there is no definitive time frame for when the payments will be made or receipts received. These items are excluded from the expected free surplus generation profile above.

5 EEV results for other (central) operation

EEV results for other income and expenditure represents the post-tax IFRS results for other (central) operations (before restructuring and IFRS 17 implementation costs), together with an adjustment to deduct the unwind of expected margins on the internal management of the assets of the covered business, as shown in the table below. It mainly includes interest costs on core structural borrowings and corporate expenditure for head office functions that are not recharged/allocated to the insurance operations.

In line with the EEV Principles, the allowance for the future costs of internal asset management services within the EEV results for long-term insurance operations excludes the projected future profits or losses generated by any non-insurance entities within the Group in providing those services (ie the EEV for long-term insurance operations assumes that the cost of internal asset management services will be that incurred by the Group as a whole, not the cost that will be borne by the insurance business). The results of the Group's asset management operations include the current period profit from the management of both internal and external funds, consistent with their presentation within the Group's IFRS basis reporting. An adjustment is accordingly made to Group EEV operating profit, within the EEV results for other operations, to deduct the expected profit anticipated to arise in the current period in the opening value of in-force business from internal asset management services, such that Group EEV operating profit includes the actual profit earned in respect of the management of these assets.

Any costs incurred within the head office functions that are deemed attributable to the long-term insurance (covered) business are recharged to the insurance operations and recorded within the results for those operations. The assumed future expenses within the value of in-force business for long-term insurance operations allow for amounts expected to be recharged by the head office functions. Other costs that are not recharged to the insurance operations are shown as part of other income and expenditure for the current period, and are not included within the projection of future expenses for in-force insurance business.

	2022 $m	2021 $m
IFRS other income (expenditure) (as recorded in note B1.1 of the IFRS financial results)	**(437)**	(605)
Tax charge on the above IFRS results	**(21)**	(37)
Less: unwind of expected profit on internal management of the assets of long-term business	**(84)**	(81)
EEV other income (expenditure)	**(542)**	(723)

The EEV shareholders' equity for other operations is taken to be IFRS shareholders' equity, with central Group debt shown on a market value basis. Free surplus for other operations is taken to be IFRS shareholders' equity, net of goodwill attributable to equity holders, with central Group debt recorded as free surplus to the extent that it is classified as capital resources under the Group's capital regime. Under the GWS Framework, debt instruments issued at the date of designation which met the transitional conditions set by the Hong Kong IA are included as GWS eligible group capital resources. In addition, debt issued since the date of designation which met the qualifying conditions as set out in the Insurance (Group Capital) Rules are also included as GWS eligible group capital resources. The $350 million senior debt issued in 2022 did not meet the conditions and hence has not been treated as available capital within free surplus.

Shareholders' equity for other (central) operations can be compared across metrics as shown in the table below.

	2022 $m	2021 $m
IFRS basis shareholders' equity (as recorded in note C1 of the IFRS financial results)	**1,495**	1,679
Mark-to-market value adjustment on central borrowings note 6	**427**	(438)
EEV basis shareholders' equity	**1,922**	1,241
Debt instruments treated as capital resources	**3,629**	6,158
Free surplus of other (central) operations	**5,551**	7,399

Jackson shareholding

The fair value of the Group's retained interest in Jackson equity securities, as included in the Group's EEV at 31 December 2022, was $266 million (31 December 2021: $683 million). Net unrealised changes in fair value since the date of demerger have been included in other movements in equity items as part of the EEV basis results for other (central) operations. This treatment is consistent with the approach adopted for IFRS. Further information can be found in note D1.2 of the IFRS financial results.

6 Net core structural borrowings of shareholder-financed businesses

	31 Dec 2022 $m			31 Dec 2021 $m		
	IFRS basis note (ii)	Mark-to-market value adjustment note (iii)	EEV basis at market value	IFRS basis note (ii)	Mark-to-market value adjustment note (iii)	EEV basis at market value
Holding company cash and short-term investments note (i)	**(3,057)**	**–**	**(3,057)**	(3,572)	–	(3,572)
Central borrowings:						
Subordinated debt	**2,286**	**(306)**	**1,980**	4,075	196	4,271
Senior debt	**1,975**	**(121)**	**1,854**	1,702	242	1,944
Bank loan	**–**	**–**	**–**	350	–	350
Total central borrowings	**4,261**	**(427)**	**3,834**	6,127	438	6,565
Net core structural borrowings of shareholder-financed businesses	**1,204**	**(427)**	**777**	2,555	438	2,993

Notes

(i) The definition of holding company cash and short-term investments has been updated. As at 31 December 2022, holding company includes central holding and service companies. As at 31 December 2021, holding company includes centrally managed group holding companies. Further information is provided in note I(v) of the Additional unaudited financial information.

(ii) As recorded in note C5.1 of the IFRS financial results.

(iii) The movement in the value of core structural borrowings includes issuances and redemptions in the year and foreign exchange effects for pounds sterling denominated debts. The movement in the mark-to-market value adjustment can be analysed as follows:

	2022 $m	2021 $m
Mark-to-market value adjustment at beginning of year	**438**	795
Credit included in the income statement	**(865)**	(357)
Mark-to-market value adjustment at end of year	**(427)**	438

7 Comparison of EEV basis shareholders' equity with IFRS basis shareholders' equity

	31 Dec 2022 $m	31 Dec 2021 $m
Assets less liabilities before deduction of insurance funds	**140,078**	164,810
Less insurance funds (including liabilities in respect of insurance products classified as investment contracts under IFRS 4):		
Policyholder liabilities (net of reinsurers' share) and unallocated surplus of with-profits funds	**(122,951)**	(147,546)
Shareholders' accrued interest in the long-term business	**25,224**	30,267
	(97,727)	(117,279)
Less non-controlling interests	**(167)**	(176)
Total net assets attributable to equity holders of the Company	**42,184**	47,355
Share capital	**182**	182
Share premium	**5,006**	5,010
IFRS basis shareholders' reserves	**11,772**	11,896
IFRS basis shareholders' equity, net of non-controlling interests	**16,960**	17,088
Shareholders' accrued interest in the long-term business	**25,224**	30,267
EEV basis shareholders' equity, net of non-controlling interests	**42,184**	47,355

8 Methodology and accounting presentation

8.1 Methodology

(a) Covered business

The EEV basis results for the Group are prepared for 'covered business' as defined by the EEV Principles. Covered business represents the Group's long-term insurance business (including the Group's investments in joint venture and associate insurance operations), for which the value of new and in-force contracts is attributable to shareholders. The definition of long-term insurance business comprises those contracts falling under the definition for regulatory purposes.

The EEV results for the Group's covered business are then combined with the post-tax IFRS results of the Group's asset management and other operations (including interest costs on core structural borrowings and corporate expenditure for head office functions that is not recharged/allocated to the insurance operations), with an adjustment to deduct the unwind of expected margins on the internal management of the assets of the covered business. Under the EEV Principles, the results for covered business incorporate the projected margins of attaching internal asset management, as described in note (g) below.

(b) Valuation of in-force and new business

The EEV basis results are prepared incorporating best estimate assumptions about all relevant factors including levels of future investment returns, persistency, mortality, morbidity and expenses, as described in note 9(c). These assumptions are used to project future cash flows. The present value of the projected future cash flows is then calculated using a discount rate, as shown in note 9(a), which reflects both the time value of money and all other non-diversifiable risks associated with the cash flows that are not otherwise allowed for.

The total profit that emerges over the lifetime of an individual contract as calculated under the EEV basis is the same as that calculated under the IFRS basis. Since the EEV basis reflects discounted future cash flows, under the EEV methodology the profit emergence is advanced, thus more closely aligning the timing of the recognition of profit with the efforts and risks of current management actions, particularly with regard to business sold during the period.

New business

In determining the EEV basis value of new business, premiums are included in projected cash flows on the same basis of distinguishing regular and single premium business as set out in the Group's new business sales reporting.

New business premiums reflect those premiums attaching to the covered business, including premiums for contracts classified as investment contracts under IFRS 4. New business premiums for regular premium products are shown on an annualised basis.

New business profit represents profit determined by applying operating and economic assumptions as at the end of the period. New business profitability is a key metric for the Group's management of the development of the business. In addition, new business margins are shown by reference to annual premium equivalent (APE) and the present value of new business premiums (PVNBP). These margins are calculated as the percentage of the value of new business profit to APE and PVNBP. APE is calculated as the aggregate of regular premiums on new business written in the period and one-tenth of single premiums. PVNBP is calculated as the aggregate of single premiums and the present value of expected future premiums from regular premium new business, allowing for lapses and the other assumptions made in determining the EEV new business profit.

(c) Cost of capital

A charge is deducted from the embedded value for the cost of locked-in required capital supporting the Group's long-term business. The cost is the difference between the nominal value of the capital held and the discounted value of the projected releases of this capital, allowing for post-tax investment earnings on the capital.

The EEV results are affected by the movement in this cost from period to period, which comprises a charge against new business profit and generally a release in respect of the reduction in capital requirements for business in force as this runs off.

Where required capital is held within a with-profits long-term fund, the value placed on surplus assets within the fund is already adjusted to reflect its expected release over time and so no further adjustment to the shareholder position is necessary.

(d) Financial options and guarantees

Nature of financial options and guarantees

Participating products, principally written in China, Hong Kong, Malaysia, Singapore and Taiwan, have both guaranteed and non-guaranteed elements. These products provide returns to policyholders through bonuses that are smoothed. There are two types of bonuses: regular and final. Regular bonuses are declared once a year and, once credited, are guaranteed in accordance with the terms of the particular products. Final bonuses are guaranteed only until the next bonus declaration.

There are also various non-participating long-term products with guarantees. The principal guarantees are those for whole-of-life contracts with floor levels of policyholder benefits that typically accrue at rates set at inception and do not vary subsequently with market conditions. Similar to participating products, the policyholder charges incorporate an allowance for the cost of providing these guarantees, which, for certain whole-of-life products in Hong Kong, remains constant throughout varying economic conditions, rather than reducing as the economic environment improves and vice versa.

Time value

The value of financial options and guarantees comprises the intrinsic value (arising from a deterministic valuation on best estimate assumptions) and the time value (arising from the variability of economic outcomes in the future).

Where appropriate (ie where financial options and guarantees are explicitly valued under the EEV methodology), a full stochastic valuation has been undertaken to determine the time value of financial options and guarantees. The economic assumptions used for the stochastic calculations are consistent with those used for the deterministic calculations. Assumptions specific to the stochastic calculations reflect local market conditions and are based on a combination of actual market data, historic market data and an assessment of long-term economic conditions. Common principles have been adopted across the Group for the stochastic asset models, such as separate modelling of individual asset classes with an allowance for correlations between various asset classes. Details of the key characteristics of each model are given in note 9(b).

In deriving the time value of financial options and guarantees, management actions in response to emerging investment and fund solvency conditions have been modelled. Management actions encompass, but are not confined to, investment allocation decisions, levels of regular and final bonuses and credited rates. Bonus rates are projected from current levels and varied in accordance with assumed management actions applying in the emerging investment and fund solvency conditions. In all instances, the modelled actions are in accordance with approved local practice and therefore reflect the options available to management.

(e) Level of required capital and net worth

In adopting the EEV Principles, Prudential has based required capital on the applicable local statutory regulations, including any amounts considered to be required above the local statutory minimum requirements to satisfy regulatory constraints.

For shareholder-backed businesses, the level of required capital has been based on the GPCR.

- For CPL operations, the level of required capital follows the approach for embedded value reporting issued by the China Association of Actuaries (CAA) reflecting the C-ROSS regime. The CAA has started a project to assess whether any changes are required to the embedded value guidance in China given changes in regulatory rules, regulations and the external market environment since the standard was first issued. To date, no outcomes have been proposed by the CAA and Prudential has made no change to its EEV basis for CPL in 2022. At such time that there is a new basis, Prudential will consider the effect of proposals.
- For Hong Kong participating business, the HK RBC regime recognises the value of future shareholder transfers on an economic basis as available capital with an associated required capital. Within EEV, the shareholder value of participating business continues to be recognised as VIF with no recognition within free surplus and no associated required capital.
- For Singapore life operations, the level of net worth and required capital is based on the Tier 1 Capital position under the risk-based capital framework (RBC2), which removes certain negative reserves permitted to be recognised in the full RBC2 regulatory position applicable to the Group's GWS capital position, in order to better reflect free surplus and its generation.

Free surplus is the shareholders' net worth in excess of required capital. For the Hong Kong business, the HK RBC framework requires liabilities to be valued on a best estimate basis and capital requirements to be risk based. EEV free surplus excludes regulatory surplus that arises where HK RBC technical provisions are lower than policyholder asset shares or cash surrender values to more realistically reflect how the business is managed.

8 Methodology and accounting presentation continued

8.1 Methodology continued

(f) With-profits business and the treatment of the estate

For the Group's relevant operations, the proportion of surplus allocated to shareholders from the with-profits funds has been based on the applicable profit distribution between shareholders and policyholders. The EEV methodology includes the value attributed to the shareholders' interest in the residual estate of the in-force with-profits business. In any scenarios where the total assets of the life fund are insufficient to meet policyholder claims in full, the excess cost is fully attributed to shareholders. As required, adjustments are also made to reflect any capital requirements for with-profits business in excess of the capital resources of the with-profits funds.

(g) Internal asset management

In line with the EEV Principles, the in-force and new business results from long-term business include the projected future profit or loss from asset management and service companies that support the Group's covered insurance businesses. The results of the Group's asset management operations include the current period profit from the management of both internal and external funds. EEV basis shareholders' other income and expenditure is adjusted to deduct the expected profit anticipated to arise in the current period in the opening VIF from internal asset management and other services. This deduction is on a basis consistent with that used for projecting the results for covered insurance business. Accordingly, Group operating profit includes the actual profit earned in respect of the management of these assets.

(h) Allowance for risk and risk discount rates

Overview

Under the EEV Principles, discount rates used to determine the present value of expected future cash flows are set by reference to risk-free rates plus a risk margin.

The risk-free rates are largely based on local government bond yields at the valuation date and are assumed to remain constant throughout the projection, with no trending or mean reversion to longer-term assumptions that cannot be observed in the current market.

The risk margin reflects any non-diversifiable risk associated with the emergence of distributable earnings that is not allowed for elsewhere in the valuation. In order to better reflect differences in relative market risk volatility inherent in each product group, Prudential sets the risk discount rates to reflect the expected volatility associated with the expected future shareholder cash flows for each product group in the embedded value model, rather than at a Group level.

Where financial options and guarantees are explicitly valued under the EEV methodology, risk discount rates exclude the effect of these product features.

The risk margin represents the aggregate of the allowance for market risk and allowance for non-diversifiable non-market risk. No allowance is required for non-market risks where these are assumed to be fully diversifiable.

Market risk allowance

The allowance for market risk represents the beta multiplied by the equity risk premium.

The beta of a portfolio or product measures its relative market risk. The risk discount rates reflect the market risk inherent in each product group and hence the volatility of product-specific cash flows. These are determined by considering how the profit from each product is affected by changes in expected returns across asset classes. By converting this into a relative rate of return, it is possible to derive a product-specific beta. This approach contrasts with a top-down approach to market risk where the risks associated with each product are not directly reflected in the valuation basis.

The Group's methodology allows for credit risk in determining the best estimate returns and through the market risk allowance, which covers expected long-term defaults, a credit risk premium (to reflect the volatility in downgrade and default levels) and short-term downgrades and defaults.

Allowance for non-diversifiable non-market risks

The majority of non-market and non-credit risks are considered to be diversifiable. An allowance for non-diversifiable non-market risks is estimated as set out below.

A base level allowance of 50 basis points is applied to cover the non-diversifiable non-market risks associated with the Group's covered business. For the Group's businesses in less mature markets (such as the Philippines, Thailand and Africa) additional allowances of 250 basis points are applied. The level and application of these allowances are reviewed and updated based on an assessment of the Group's exposure and experience in the markets. For the Group's business in more mature markets, no additional allowance is necessary. At 31 December 2022, the total allowance for non-diversifiable non-market risk is equivalent to a $(2.8) billion, or (7) per cent, reduction to the embedded value of long-term business operations.

(i) Foreign currency translation

Foreign currency profits and losses have been translated at average exchange rates for the period. Foreign currency transactions are translated at the spot rate prevailing at the date of the transactions. Foreign currency assets and liabilities have been translated at closing exchange rates. The principal exchange rates are shown in note A1 of the Group IFRS financial results.

(j) Taxation

In determining the post-tax profit for the period for covered business, the overall tax rate includes the impact of tax effects determined on a local regulatory basis. Tax payments and receipts included in the projected future cash flows to determine the value of in-force business are calculated using tax rates that have been announced and substantively enacted by the end of the reporting period.

8.2 Accounting presentation

(a) Analysis of post-tax profit or loss

To the extent applicable, the presentation of the EEV profit or loss for the period is consistent with the classification between operating and non-operating results that the Group applies for the analysis of IFRS results. Operating results are determined as described in note (b) below and incorporate the following:

- New business profit, as defined in note 8.1(b) above;
- Expected return on existing business, as described in note (c) below;
- The impact of routine changes of estimates relating to operating assumptions, as described in note (d) below; and
- Operating experience variances, as described in note (e) below.

In addition, operating results include the effect of changes in tax legislation, unless these changes are one-off and structural in nature, or primarily affect the level of projected investment returns, in which case they are reflected as a non-operating result.

Non-operating results comprise:

- Short-term fluctuations in investment returns;
- Mark-to-market value movements on core structural borrowings;
- Effect of changes in economic assumptions; and
- The impact of corporate transactions, if any, undertaken in the year.

Total profit or loss in the period attributable to shareholders and basic earnings per share include these items, together with actual investment returns. The Group believes that operating profit, as adjusted for these items, better reflects underlying performance.

(b) Investment returns included in operating profit

For the investment element of the assets covering the total net worth of long-term insurance business, investment returns are recognised in operating results at the expected long-term rates of return. These expected returns are calculated by reference to the asset mix of the portfolio.

(c) Expected return on existing business

Expected return on existing business comprises the expected unwind of discounting effects on the opening value of in-force business and required capital and the expected return on existing free surplus. The unwind of discount and the expected return on existing free surplus are determined after adjusting for the effect of changes in economic and operating assumptions in the current period on the embedded value at the beginning of the period, for example, the unwind of discount on the value of in-force business and required capital is determined after adjusting both the opening value and the risk discount rates for the effect of changes in economic and operating assumptions in the current period.

(d) Effect of changes in operating assumptions

Operating profit includes the effect of changes to operating assumptions on the value of in-force business at the end of the reporting period. For presentational purposes the effect of changes is delineated to show the effect on the opening value of in-force business as operating assumption changes, with the experience variances subsequently being determined by reference to the assumptions at the end of the reporting period, as discussed below.

(e) Operating experience variances

Operating profit includes the effect of experience variances on operating assumptions, such as persistency, mortality, morbidity, expenses and other factors, which are calculated with reference to the assumptions at the end of the reporting period.

(f) Effect of changes in economic assumptions

Movements in the value of in-force business at the beginning of the period caused by changes in economic assumptions, net of the related changes in the time value of financial options and guarantees, are recorded in non-operating results.

9 Assumptions

(a) Principal economic assumptions

The EEV results for the Group's covered business are determined using economic assumptions where both the risk discount rates and long-term expected rates of return on investments are set with reference to risk-free rates of return at the end of the reporting period. Both the risk discount rate and expected rates of return are updated at each valuation date to reflect current market risk-free rates, with the effect that changes in market risk-free rates impact all projected future cash flows. The risk-free rates of return are largely based on local government bond yields and are assumed to remain constant throughout the projection, with no trending or mean reversion to longer-term assumptions that cannot be observed in the current market. The risk-free rates of return are shown below for each of the Group's insurance operations. Expected returns on equity and property assets and corporate bonds are derived by adding a risk premium to the risk-free rate based on the Group's long-term view.

As described in note 8.1(h), risk discount rates are set equal to the risk-free rate at the valuation date plus allowances for market risk and non-diversifiable non-market risks appropriate to the features and risks of the underlying products and markets.

9 Assumptions continued

(a) Principal economic assumptions continued

Risks that are explicitly allowed for elsewhere in the EEV basis, such as via the cost of capital and the time value of options and guarantees, as set out in note 2(a), are not included in the risk discount rates.

	Risk discount rate %				10-year government bond yield %		Equity return (geometric) %	
	New business		In-force business					
	31 Dec 2022	31 Dec 2021	31 Dec 2022	31 Dec 2021	31 Dec 2022	31 Dec 2021	31 Dec 2022	31 Dec 2021
CPL	**7.4**	7.3	**7.4**	7.3	**2.9**	2.8	**6.9**	6.8
Hong Kong note (i)	**4.8**	2.5	**5.5**	2.8	**3.9**	1.5	**7.4**	5.0
Indonesia	**10.0**	9.9	**10.6**	10.5	**7.3**	7.0	**11.5**	11.3
Malaysia	**5.8**	5.7	**6.5**	6.1	**4.1**	3.7	**7.6**	7.2
Philippines	**14.5**	12.0	**14.5**	12.0	**7.3**	4.8	**11.5**	9.0
Singapore	**5.0**	3.4	**5.2**	3.8	**3.1**	1.7	**6.6**	5.2
Taiwan	**3.5**	3.5	**4.0**	3.1	**1.3**	0.7	**5.3**	4.7
Thailand	**10.0**	9.3	**10.0**	9.3	**2.7**	2.0	**7.0**	6.3
Vietnam	**6.9**	4.0	**6.7**	4.1	**5.0**	2.2	**9.3**	6.4
Total weighted average (new business) note (ii)	**6.9**	5.0	**n/a**	n/a	**4.2**	2.7	**7.5**	6.1
Total weighted average (in-force business) note (ii)	**n/a**	n/a	**6.4**	4.3	**4.0**	2.3	**7.6**	5.8

Notes

(i) For Hong Kong, the assumptions shown are for US dollar denominated business. For other businesses, the assumptions shown are for local currency denominated business.

(ii) Total weighted average assumptions have been determined by weighting each business's assumptions by reference to the EEV basis new business profit and the closing net value of in-force business. The changes in the risk discount rates for individual businesses reflect the movements in the local government bond yields, changes in the allowance for market risk (including as a result of changes in asset mix) and changes in product mix.

(iii) Expected long-term inflation assumptions range from 1.5 per cent to 5.5 per cent for all periods shown above.

(b) Stochastic assumptions

Details are given below of the key characteristics of the models used to determine the time value of financial options and guarantees as referred to in note 8.1(d).

- The stochastic cost of guarantees is primarily of significance for the Hong Kong, Malaysia, Singapore and Taiwan businesses;
- The principal asset classes are government bonds, corporate bonds and equity;
- Interest rates are projected using a stochastic interest rate model calibrated to the current market yields;
- Equity returns are assumed to follow a log-normal distribution;
- The corporate bond return is calculated based on a risk-free return plus a mean-reverting spread;
- The volatility of equity returns ranges from 18 per cent to 35 per cent for both years; and
- The volatility of government bond yields ranges from 1.1 per cent to 2.0 per cent for both years.

(c) Operating assumptions

Best estimate assumptions are used for projecting future cash flows, where best estimate is defined as the mean of the distribution of future possible outcomes. The assumptions are reviewed actively and changes are made when evidence exists that material changes in future experience are reasonably certain. Where experience is expected to be adverse over the short term, a provision may be established.

Assumptions required in the calculation of the time value of financial options and guarantees, for example relating to volatilities and correlations, or dynamic algorithms linking liabilities to assets, have been set equal to the best estimates and, wherever material and practical, reflect any dynamic relationships between the assumptions and the stochastic variables.

Demographic assumptions

Persistency, mortality and morbidity assumptions are based on an analysis of recent experience, and reflect expected future experience. When projecting future cash flows for medical reimbursement business that is repriced annually, explicit allowance is made for expected future premium inflation and separately for future medical claims inflation.

Expense assumptions

Expense levels, including those of the service companies that support the Group's long-term business, are based on internal expense analysis and are appropriately allocated to acquisition of new business and renewal of in-force business. For mature business, in general, it is Prudential's policy not to take credit for future cost reduction programmes until the actions to achieve the savings have been delivered. An allowance is made for short-term required expenses that are not representative of the longer-term expense loadings of the relevant businesses. At 31 December 2022, the allowance held for these costs across the Group was $(173) million. If future expense overruns are expected to be short-lived, they are capitalised and subsequently amortised against future overruns.

Expenses comprise costs borne directly and costs recharged from the Group head office functions that are attributable to the long-term insurance (covered) business. The assumed future expenses for the long-term insurance business allow for amounts expected to be recharged by the head office functions. Development expenses are allocated to covered business and are charged as incurred.

Corporate expenditure, which is included in other income and expenditure, comprises expenditure of the Group head office functions that is not recharged/allocated to the long-term insurance or asset management operations, primarily for corporate related activities that are charged as

incurred, together with restructuring and IFRS 17 implementation costs incurred across the Group as recorded in note B1.1 of the IFRS financial results.

Tax rates

The assumed long-term effective tax rates for operations reflect the expected incidence of taxable profit or loss in the projected future cash flows as explained in note 8.1(j). The local standard corporate tax rates applicable are as follows:

	%
CPL	25.0
Hong Kong	16.5% on 5% of premium income
Indonesia	22.0
Malaysia*	24.0
Philippines	25.0
Singapore	17.0
Taiwan	20.0
Thailand	20.0
Vietnam	20.0

* The Malaysia 2022 Budget imposed a one-off tax change in 2022 where the first RM100 million chargeable income will continue to be taxed at the standard corporate tax rate of 24 per cent and any excess will be taxed at a rate of 33 per cent. The anticipated effect was allowed for within EEV at 31 December 2021.

10 Insurance new business

	Single premiums		Regular premiums		Annual premium equivalents (APE)		Present value of new business premiums (PVNBP)	
AER	2022 $m	2021 $m	2022 $m	2021 $m	2022 $m	2021 $m	2022 $m	2021 $m
CPL note (i)	**1,254**	1,760	**759**	600	**884**	776	**3,521**	3,761
Hong Kong	**842**	808	**438**	469	**522**	550	**3,295**	4,847
Indonesia	**250**	258	**222**	226	**247**	252	**1,040**	1,067
Malaysia	**99**	74	**350**	453	**359**	461	**1,879**	2,137
Singapore	**2,628**	2,412	**507**	502	**770**	743	**6,091**	6,214
Growth markets:								
Africa	**9**	15	**148**	133	**149**	134	**308**	288
Cambodia	**–**	–	**18**	14	**18**	14	**69**	59
India note (ii)	**273**	285	**196**	200	**223**	228	**1,148**	1,172
Laos	**–**	–	**–**	1	**–**	1	**1**	2
Myanmar	**–**	–	**3**	1	**3**	1	**6**	3
Philippines	**61**	89	**176**	168	**182**	177	**615**	655
Taiwan	**157**	172	**486**	379	**503**	397	**1,835**	1,417
Thailand	**150**	142	**220**	204	**235**	218	**932**	882
Vietnam	**99**	55	**288**	237	**298**	242	**1,666**	1,649
Total	**5,822**	6,070	**3,811**	3,587	**4,393**	4,194	**22,406**	24,153

Notes

(i) New business in CPL is included at Prudential's 50 per cent interest in the joint venture.

(ii) New business in India is included at Prudential's 22 per cent interest in the associate.

(iii) The table above is provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profit for shareholders. The amounts shown are not, and not intended to be, reflective of premium income recorded in the Group IFRS income statement.

11 Post balance sheet events

Second interim ordinary dividend

The 2022 second interim ordinary dividend approved by the Board of Directors after 31 December 2022 is as described in note B5 of the IFRS financial results.

Debt redemption

On 20 January 2023 the Company redeemed senior debt instruments of £300 million, as described in note C5.1 of the IFRS financial results.

Statement of Directors' responsibilities in respect of the European Embedded Value (EEV) basis supplementary information

The Directors have chosen to prepare supplementary information in accordance with the European Embedded Value Principles issued by the European Insurance CFO Forum in 2016 ('the EEV Principles') using the methodology and assumptions set out in the Notes on the EEV basis results.

When compliance with the EEV Principles is stated, those principles require the Directors to prepare supplementary information in accordance with the Embedded Value Methodology (EVM) contained in the EEV Principles and to disclose and explain any non-compliance with the EEV guidance included in the EEV Principles.

In preparing the EEV supplementary information, the Directors have:

- Prepared the supplementary information in accordance with the EEV Principles;
- Identified and described the business covered by the EVM;
- Applied the EVM consistently to the covered business;
- Determined assumptions on a realistic basis, having regard to past, current and expected future experience and to any relevant external data, and then applied them consistently;
- Made estimates that are reasonable and consistent; and
- Described the basis on which business that is not covered business has been included in the supplementary information, including any material departures from the accounting framework applicable to the Group's financial statements.

Opinion

We have audited the EEV basis supplementary information of Prudential plc ('the Company' and, together with its subsidiaries, ('the Group')) for the year-ended 31 December 2022 which comprise the EEV results highlights, movement in Group EEV shareholders' equity, movement in Group free surplus and related notes, including the basis of preparation on page 380. The EEV basis supplementary information should be read in conjunction with the Group financial statements.

In our opinion, the EEV basis supplementary information of the Group for the year-ended 31 December 2022 has been properly prepared, in all material respects, in accordance with the European Embedded Value Principles issued by the European Insurance CFO Forum in 2016 ('the EEV Principles') using the methodology and assumptions set out in the Notes on the EEV basis results.

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (UK) ("ISAs (UK)"), including ISA (UK) 800, and the terms of our engagement. Our responsibilities are described below. We have fulfilled our ethical responsibilities under, and are independent of the Company in accordance with, UK ethical requirements including the FRC Ethical Standard. We believe that the audit evidence we have obtained is a sufficient and appropriate basis for our opinion.

Emphasis of matter – special purpose basis of preparation

We draw attention to page 380 of the EEV basis supplementary information. As explained on that page, the EEV basis supplementary information is prepared to provide additional information to users of the Group financial statements. As a result, the EEV basis supplementary information may not be suitable for another purpose. Our opinion is not modified in respect of this matter.

Going Concern

The Directors have prepared the EEV basis supplementary information on the going concern basis as they do not intend to liquidate the Group or to cease their operations, and as they have concluded that the Group's financial position means that this is realistic. They have also concluded that there are no material uncertainties that could have cast significant doubt over their ability to continue as a going concern for at least a year from the date of approval of the EEV basis supplementary information ("the going concern period").

We used our knowledge of the Group, its industry, and the general economic environment in which it operates to identify the inherent risks to its business model and analysed how those risks might affect the Group's financial resources or ability to continue operations over the going concern period. The risks that were considered most likely to adversely affect the Group's available financial resources over this period were:

> Adverse impacts arising from fluctuations or negative trends in the economic environment which affect the valuations of the Group's investments, wider credit spreads and defaults and valuation of EEV shareholders' equity due to the impact of these market movements;
> The impact on regulatory capital solvency margins from movements in interest rates; and
> Severely adverse policyholder lapse or claims experience.

We also considered less predictable but realistic second order impacts, such as failure of some of the Group's counterparties (such as banks and reinsurers) to meet commitments, which could give rise to a negative impact on the Group's financial position and liquidity, and wider economic factors such as the Coronavirus pandemic's impact on economic volatility and market uncertainty in the period, and other such macroeconomic events.

We considered whether these risks could plausibly affect the liquidity or solvency in the going concern period by assessing the Directors' sensitivities over the level of available financial resources indicated by the Group's cash flow forecasts taking account of severe but plausible adverse effects that could arise from these risks individually and collectively.

However, as we cannot predict future events or conditions and as subsequent events may result in outcomes that are inconsistent with judgements that were reasonable at the time they were made, the above conclusions are not a guarantee that the Group will continue in operation.

We assessed the completeness of the going concern disclosure.

Our conclusions based on this work:

> We consider that the directors' use of the going concern basis of accounting in the preparation of the EEV basis supplementary information is appropriate;
> We have not identified, and concur with the directors' assessment that there is not, a material uncertainty related to events or conditions that, individually or collectively, may cast significant doubt on the Group's ability to continue as a going concern for the going concern period; and
> We found the going concern disclosure to be acceptable.

Fraud and breaches of laws and regulations – ability to detect

Identifying and responding to risks of material misstatement due to fraud

To identify risks of material misstatement due to fraud ("fraud risks") we assessed events or conditions that could indicate an incentive or pressure to commit fraud or provide an opportunity to commit fraud. Our risk assessment procedures included:

> Enquiring of directors, the Audit Committee, Internal Audit, Group Security, and inspecting key papers provided to those charged with governance as to the high-level policies and procedures to prevent and detect fraud, including the Group's channel for "whistleblowing" and process for engaging local management to identify fraud risks specific to their business units, as well as whether they have knowledge of any actual, suspected, or alleged fraud.
> Reading board and Audit Committee minutes.
> Considering remuneration incentive schemes and performance targets for directors.
> Consulted with professionals with forensic knowledge to assist us in identifying fraud risks based on discussions of the circumstances of the Group.

We communicated identified fraud risks throughout the audit team and remained alert to any indications of fraud throughout the audit. This included communication from the Group audit team to all component audit teams in scope of relevant fraud risks identified at the Group level and requests to these audit teams to report to the Group audit team any instances of fraud that could give rise to a material misstatement at Group.

As required by auditing standards, and taking into account possible pressures to meet profit targets, we perform procedures to address the risks of management override of controls, in particular the risk that Group and component management may be in a position to make inappropriate accounting entries and the risk of bias in accounting estimates and judgements. Accordingly, we identified a fraud risk related to the selection of EEV operating assumptions given their direct impact on the Group's embedded value, the opportunity for management to manipulate assumptions due to the subjectivity involved and given the long-term nature of these assumptions which are more difficult to corroborate.

On this audit we do not consider there is a fraud risk related to revenue recognition as there is limited management judgement involved in the determination of all material revenue streams as the amounts are contractually derived.

In determining the audit procedures to address the identified fraud risks, we took into account the results of our evaluation and testing of the operating effectiveness of the group-wide anti-fraud risk controls. In order to address the risk of fraud specifically as it relates to the EEV operating assumptions, we involved actuarial specialists to assist in our challenge of management. We challenged management in relation to the selection of assumptions and the appropriateness of the rationale for any changes, the consistency of the selected assumptions across different aspects of the financial reporting process and comparison to our understanding of the product portfolio, trends in experience, policyholder behaviour and economic conditions and also by reference to market practice.

To address the pervasive risk as it relates to management override, we also performed procedures including:

- Identifying journal entries based on risk criteria and comparing the identified entries to supporting documentation. These include journal entries related to non-recurring transactions.
- Evaluating the business purpose of non-recurring transactions.
- Assessing significant accounting estimates for bias.

Identifying and responding to risks of material misstatement due to non-compliance with laws and regulations

We identified areas of laws and regulations that could reasonably be expected to have a material effect on the EEV basis supplementary information from our general commercial and sector experience, through discussion with the directors, and from inspection of the Group's regulatory and legal correspondence. We discussed with the directors and other management the policies and procedures regarding compliance with laws and regulation.

As the Group is regulated, our assessment of risks involved gaining an understanding of the control environment including the entity's procedures for complying with regulatory requirements.

We communicated identified laws and regulations throughout our team and remained alert to any indications of non-compliance throughout the audit. This included communication from the Group to all in-scope component audit teams of relevant laws and regulations identified at the group level, and a request for these teams to report to the Group any instances of non-compliance with said laws and regulations, or any identified local laws and regulations, that could give rise to a material misstatement at Group.

The potential effect of these laws and regulations on the EEV basis supplementary information varies considerably.

The Group is subject to laws and regulations that directly affect the EEV basis supplementary information including financial reporting legislation (including related companies legislation), distributable profits legislation and taxation legislation and we assessed the extent of compliance with these laws and regulations as part of our procedures on the related EEV basis supplementary information items.

The Group is subject to many other laws and regulations where the consequences of non-compliance could have a material effect on amounts or disclosures in the EEV basis supplementary information, for instance through the imposition of fines or litigation or the loss of the Group's licence to operate. We identified the area of regulatory capital as that most likely to have such an effect recognising the financial and regulated nature of the Group's activities.

Auditing standards limit the required audit procedures to identify non-compliance with these laws and regulations to enquiry of the directors and other management and inspection of regulatory and legal correspondence, if any. Therefore, if a breach of operational regulations is not disclosed to us or evident from relevant correspondence, an audit will not detect that breach.

Context of the ability of the audit to detect fraud or breaches of law or regulation

Owing to the inherent limitations of an audit, there is an unavoidable risk that we may not have detected some material misstatements in the EEV basis supplementary information, even though we have properly planned and performed our audit in accordance with auditing standards. For example, the further removed non-compliance with laws and regulations (irregularities) is from the events and transactions reflected in the EEV basis supplementary information, the less likely the inherently limited procedures required by auditing standards would identify it.

In addition, as with any audit, there remained a higher risk of non-detection of fraud, as these may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal controls. We are not responsible for preventing non-compliance or fraud and cannot be expected to detect non-compliance with all laws and regulations.

Other information

The directors are responsible for the other information presented in the Annual Report together with the EEV basis supplementary information. Our opinion on the EEV basis supplementary information does not cover the other information and, accordingly, we do not express an audit opinion or any form of assurance conclusion thereon.

Our responsibility is to read the other information and, in doing so, consider whether, based on our EEV basis supplementary information audit work, the information therein is materially misstated or inconsistent with the EEV basis supplementary information or our audit knowledge. Based solely on that work, we have not identified material misstatements in the other information.

Directors' responsibilities

As explained more fully in their statement set out on page 398, the directors are responsible for the preparation of the EEV basis supplementary information in accordance with the European Embedded Value Principles issued by the European Insurance CFO Forum in 2016 ('the EEV Principles') using the methodology and assumptions set out in the Notes on the EEV basis results. They are also responsible for: such internal control as they determine is necessary to enable the preparation of EEV basis supplementary information that is free from material misstatement, whether due to fraud or error; determining that the basis of preparation is acceptable in the circumstances; assessing the Group's ability to continue as a going concern, disclosing, as applicable, matters related to going concern; and using the going concern basis of accounting unless they either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.

Auditor's responsibilities

Our objectives are to obtain reasonable assurance about whether the EEV basis supplementary information as a whole is free from material misstatement, whether due to fraud or error, and to issue our opinion in an auditor's report. Reasonable assurance is a high level of assurance, but does not guarantee that an audit conducted in accordance with ISAs (UK) will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the EEV basis supplementary information.

A fuller description of our responsibilities is provided on the FRC's website at www.frc.org.uk/auditorsresponsibilities.

The purpose of our audit work and to whom we owe our responsibilities

This report is made solely to the Company in accordance with the terms of our engagement. Our audit work has been undertaken so that we might state to the Company those matters we have been engaged to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our audit work, for this report, or for the opinions we have formed.



Stuart Crisp
for and on behalf of KPMG LLP
Chartered Accountants
London

15 March 2023

Additional information





Index to the additional unaudited financial information

I Additional financial information

I(i) Group capital position

Prudential applies the Insurance (Group Capital) Rules set out in the Group-wide Supervision (GWS) Framework issued by the Hong Kong IA to determine group regulatory capital requirements (both minimum and prescribed levels). For regulated insurance entities, the capital resources and required capital included in the GWS capital measure for Hong Kong IA Group regulatory purposes are based on the local solvency regime applicable in each jurisdiction. The Group holds material participating business in Hong Kong, Singapore and Malaysia. Alongside the total regulatory GWS capital basis, a shareholder GWS capital basis is also presented which excludes the contribution to the Group GWS eligible group capital resources, the Group Minimum Capital Requirements (GMCR) and the Group Prescribed Capital Requirements (GPCR) from these participating funds.

Regulatory updates

The GWS group capital adequacy requirements require that total eligible group capital resources are not less than the GPCR and that GWS Tier 1 group capital resources are not less than the GMCR. In line with the changes in the 2022 Half-Year Report and the updated GWS disclosure guidelines issued by the Hong Kong IA in December 2022 the GWS capital disclosures present the Group capital position by comparing the total eligible group capital resources to the GPCR, aligned with the basis of our EEV capital requirements. In addition, the total regulatory Tier 1 capital resources relative to the GMCR is also disclosed.

The recent trend to more risk-based capital regimes being adopted in many of the Group's markets is continuing and this impacts on the Group's GWS capital measure, which is underpinned by the local regulatory regimes of the Group's subsidiaries, joint ventures and associates. C-ROSS Phase II became effective in the Chinese Mainland in the first quarter of 2022, and in April 2022 Prudential Hong Kong Limited received approval from the Hong Kong IA to early-adopt the new risk-based capital regime effective from 1 January 2022.

The impact of these changes on the GWS capital position, estimated as at 31 December 2021 and after allowing for the impact of the $1.7 billion debt redemption in January 2022, are shown below:

	Shareholder basis				Total regulatory basis			
	GMCR basis			GPCR basis	GMCR basis			GPCR basis
$ billion	As disclosed	Impact of HK RBC & C-ROSS II	Post regulatory updates	Post regulatory updates	As disclosed	Impact of HK RBC & C-ROSS II	Post regulatory updates	Post regulatory updates
Capital resources	15.2	+10.3	25.5	25.5	42.7	(0.7)	42.0	42.0
Required capital	3.7	+1.0	4.7	8.0	10.7	+0.4	11.1	20.6
GWS capital surplus	11.5	+9.3	20.8	17.5	32.0	(1.1)	30.9	21.4
GWS coverage ratio	408%	+137%	545%	320%	398%	-20%	378%	204%

The Hong Kong RBC framework requires liabilities to be valued on a best estimate basis and capital requirements to be risk-based, resulting in the release of prudent regulatory margins previously included in liabilities and an increase in required capital. In addition the shareholder position also recognises the value of future shareholder transfers from participating business on an economic basis within the capital resources along with an associated required capital. In total this results in a material increase in the GWS shareholder capital resources and required capital as presented above.

At a GWS total regulatory level, after including the contribution from participating business, the introduction of the Hong Kong RBC framework results in a fall in capital resources. The impact on the shareholder position as noted above is more than offset by the Hong Kong RBC framework requirement to reflect future discretionary policyholder bonuses within the participating business liabilities which were previously treated as capital.

In addition to the regulatory changes discussed above, the Hong Kong IA issued guidance in the first half of 2022 on the classification of GWS Tier 1 group capital and the GMCR that should be assessed against this Tier 1 group capital, in particular to ensure that participating business capital resources that are not classified as Tier 1 group capital by the application of local rules, do not attract a corresponding GMCR. Applying this guidance at 31 December 2021 would reduce the total regulatory GMCR presented above of $11.1 billion by $(4.6) billion to $6.5 billion with no impact on the GPCR.

I Additional financial information continued

I(i) Group capital position continued

Estimated GWS capital position

As at 31 December 2022, the estimated shareholder GWS capital surplus over the GPCR is $15.6 billion (31 December 2021: $17.5 billion), representing a coverage ratio of 307 per cent (31 December 2021: 320 per cent) and the estimated total GWS capital surplus over the GPCR is $18.1 billion (31 December 2021: $21.4 billion), representing a coverage ratio of 202 per cent (31 December 2021: 204 per cent). The estimated Group Tier 1 capital resources are $17.4 billion with headroom over the GMCR of $12.1 billion (31 December 2021: $14.9 billion), representing a coverage ratio of 328 per cent (31 December 2021: 328 per cent).

	31 Dec 2022 note (4)			31 Dec 2021 note(1)			
	Shareholder	Add policyholder note (3)	Total note (5)	Shareholder	Add policyholder note (3)	Total note (5)	Change in total note (6)
Group capital resources ($bn)	23.2	12.6	35.8	25.5	16.5	42.0	(6.2)
of which: Tier 1 capital resources ($bn) note (2)	15.9	1.5	17.4	17.9	3.5	21.4	(4.0)
Group Minimum Capital Requirement ($bn)	4.4	0.9	5.3	4.7	1.8	6.5	(1.2)
Group Prescribed Capital Requirement ($bn)	7.6	10.1	17.7	8.0	12.6	20.6	(2.9)
GWS capital surplus over GPCR ($bn)	15.6	2.5	18.1	17.5	3.9	21.4	(3.3)
GWS coverage ratio over GPCR (%)	307%		202%	320%		204%	(2)%
GWS Tier 1 surplus over GMCR ($bn)			12.1			14.9	(2.8)
GWS Tier 1 coverage ratio over GMCR (%)			328%			328%	–

Notes

(1) All 31 December 2021 GWS capital results reflect the impact of the regulatory updates discussed in the section above and are after allowing for the impact of the $1.7 billion debt redemption in January 2022.

(2) The classification of tiering of capital under the GWS framework reflects the different local regulatory regimes along with guidance issued by the Hong Kong IA. At 31 December 2022, total Tier 1 capital resources of $17.4 billion comprises: $23.2 billion of total shareholder capital resources; less $(4.0) billion of Prudential plc issued sub-ordinated and senior Tier 2 debt capital; less $(3.3) billion of local regulatory tiering classifications in Singapore and the Chinese Mainland which are classified as GWS Tier 2 capital resources; plus $1.5 billion of Tier 1 capital resources in policyholder funds.

(3) This allows for any associated diversification impacts between the shareholder and policyholder positions reflected in the total company results where relevant.

(4) The 31 December 2022 GWS capital results do not reflect the impact of the redemption of $0.4 billion of senior debt in January 2023. Allowing for this redemption reduces the estimated shareholder GWS capital surplus over GPCR to $15.2 billion with a coverage ratio of 302 per cent and reduces the estimated total GWS capital surplus over GPCR to $17.7 billion with a coverage ratio of 200 per cent. The total GWS Tier 1 over GMCR capital position is unaffected by this redemption.

(5) The total company GWS coverage ratio over GPCR presented above represents the eligible group capital resources coverage ratio as set out in the GWS framework while the total company GWS tier 1 coverage ratio over GMCR represents the tier 1 group capital coverage ratio.

(6) Refer to section on Material changes in GMCR, GPCR, tier 1 group capital and eligible group capital resources below.

GWS sensitivity analysis

The estimated sensitivity of the GWS capital position (based on the GPCR) to changes in market conditions as at 31 December 2022 is shown below, for both the shareholder and the total capital position.

	31 Dec 2022			
	Shareholder		Total	
Impact of market sensitivities	Surplus $bn	Coverage ratio	Surplus $bn	Coverage ratio
Base position	15.6	307%	18.1	202%
Impact of:				
10% increase in equity markets	0.3	(3)%	1.2	1%
20% fall in equity markets	(1.9)	(14)%	(3.6)	(12)%
50 basis points reduction in interest rates	0.4	4%	0.0	0%
100 basis points increase in interest rates	(1.1)	(15)%	(0.6)	(3)%
100 basis points increase in credit spreads	(0.8)	(9)%	(1.2)	(6)%

The sensitivity results above reflect the impact on the Group's long-term business operations at 31 December 2022. The sensitivity results assume instantaneous market movements and reflect all consequential impacts as at the valuation date. These results also allow for limited management actions such as changes to future policyholder bonuses and rebalancing investment portfolios where relevant. If such economic conditions persisted, the financial impacts may differ to the instantaneous impacts shown above. In this case, management could also take additional actions to help mitigate the impact of these stresses. These actions include, but are not limited to, market risk hedging, further rebalancing of investment portfolios, increased use of reinsurance, repricing of in-force benefits, changes to new business pricing and the mix of new business being sold.

GWS Risk Appetite and capital management

The Group's capital management framework focuses on achieving sustainable, profitable growth and retaining a resilient balance sheet.

The Group monitors regulatory capital, economic capital and rating agency capital metrics and manages the business within its risk appetite by remaining within its economic and regulatory capital limits. In respect of regulatory capital limits, a capital buffer above the GPCR is held to ensure the Group can withstand volatility in markets and operational experience, with capital resources remaining sufficient to cover the GPCR even after significant stresses. The calibration of the capital buffer reflects the Group's risk profile and the external economic environment, and is set and reviewed regularly by the Board.

Typically, this requires a Group shareholder coverage ratio of above 150 per cent of the shareholder GPCR to be maintained and de-risking management actions will be taken as necessary to maintain this buffer. No maximum limit on the GWS coverage ratio has been set. While the GWS shareholder capital position is a key metric for assessing regulatory solvency, and for risk management, there are some elements of the shareholder GWS capital surplus which will only become available as cash flow for distribution over time. The Group's Free Surplus metric is a better measure of the shareholder capital available for distribution, and is used as the primary metric for assessing the Group's sources and uses of capital in the Group's capital management framework, and underpinning the Group's dividend policy.

At 31 December 2022, the Group's Free Surplus stock (excluding distribution rights and other intangibles) was $8.4 billion, compared to the GWS shareholder surplus of $15.6 billion and a reconciliation is shown below. A projection of expected Free Surplus generation for the next 40 years is shown in Section I(vi) of this Group's 2022 annual report, for in-force business and separately for current year's new business.

The uses of capital, for both organic and inorganic opportunities, are assessed by reference to expected shareholder returns and payback periods, relative to risk-adjusted hurdle rates which are set centrally.

Reflecting the Group's capital allocation priorities, a portion of the free surplus generated in each period will be retained for reinvestment in the business, and dividends will be determined primarily based on the Group's operating free surplus generation after allowing for the capital strain of writing new business and recurring central costs (on a right-sized basis). To the extent that free surplus arises which is not required to support organic and inorganic growth opportunities, consideration will be given to returning capital to shareholders.

Separate from the capital management framework applied for shareholder-owned capital, the capital held in ring-fenced with-profits funds supports policyholder investment freedom, which increases expected returns for our with-profits funds' customers. GWS policyholder capital surplus is not available for distribution out of the ring-fenced funds other than as a defined proportion distributable to shareholders when policyholder bonuses are declared. Policyholder fund capital surplus is deployed over time to increase investment risk in the with-profits funds in order to target higher customer returns, or distributed as higher customer bonuses, in line with the specific with-profits bonus policies which apply to each ring-fenced fund. The result of applying these policies is that the aggregate policyholder fund GPCR coverage ratio is typically lower than the GPCR shareholder coverage ratio.

The total GWS coverage ratio, which is an aggregate of the policyholder and shareholder capital positions, is therefore usually lower than the shareholder coverage ratio, but also less sensitive in stress scenarios, as is shown in the GWS sensitivity analysis section above as at 31 December 2022. The total GWS coverage ratio is the Group's regulatory solvency metric to which Group supervision applies, and this total regulatory coverage ratio is managed to ensure it remains above the GPCR by applying separate shareholder and policyholder risk appetite limits, as described above.

Analysis of movement in total regulatory GWS capital surplus (over GPCR)

A summary of the movement in the restated 31 December 2021 regulatory GWS capital surplus (over GPCR) of $21.4 billion to $18.1 billion at 31 December 2022 is set out in the table below.

	2022 $bn
Total GWS surplus at 1 Jan (over GPCR) (Post regulatory updates)	**21.4**
Shareholder free surplus generation	
In force operating capital generation	**2.0**
Investment in new business	**(0.6)**
Total operating free surplus generation	**1.4**
External dividends	**(0.5)**
Non-operating movements (including market movements)	**(1.9)**
Other capital movements (including foreign exchange movements)	**(0.5)**
Movement in free surplus (see EEV basis results for further detail)	**(1.5)**
Other movements in GWS shareholder surplus (not included in free surplus)	**(0.4)**
Movement in contribution from GWS policyholder surplus (over GPCR)	**(1.4)**
Net movement in GWS capital surplus (over GPCR)	**(3.3)**
Total GWS surplus at 31 Dec (over GPCR)	**18.1**

Further detail on the movement in free surplus of $(1.5) billion is included in the Financial review section of the Strategic report and in the Movement in Group free surplus section of the Group's EEV basis results. Other GWS movements which are not reflected in EEV Free Surplus relate to a $(0.5) billion movement in the items in the Reconciliation of free surplus to GWS capital surplus presented below, partially offset by a $0.1 billion benefit from the exclusion of the movement in distribution rights and other intangibles from the GWS surplus, as these are expensed on day one under the GWS requirements.

I Additional financial information continued

I(i) Group capital position continued

Material changes in GMCR, GPCR, tier 1 group capital and eligible group capital resources

The GWS guidelines on external disclosures for supervised groups requires detail to be provided on any material changes in GPCR, GMCR, eligible group capital resources and tier 1 group capital along with the reason for such changes.

- Total eligible capital resources has decreased by $(6.2) billion to $35.8 billion at 31 December 2022 (31 December 2021: $42.0 billion). This includes a $(4.0) billion decrease in tier 1 group capital to $17.4 billion (31 December 2021: $21.4 billion). The fall in total eligible capital resources and tier 1 group capital are primarily driven by market movements over the year, driven largely by falling equity markets and increasing interest rates, and external dividends paid partially offset by the positive contribution from operating capital generation.
- Total regulatory GPCR has decreased by $(2.9) billion to $17.7 billion at 31 December 2022 (31 December 2021: $20.6 billion) and the total regulatory GMCR has decreased by $(1.2) billion to $5.3 billion at 31 December 2022 (31 December 2021: $6.5 billion). The fall in GPCR and GMCR are primarily driven by market movements over the year and the release of capital as the policies mature or are surrendered, partially offset by an increase as a result of new business sold over the year.

Reconciliation of Free Surplus† to total regulatory GWS capital surplus (over GPCR)

	31 Dec 2022 $bn		
	Capital resources	Required capital	Surplus
Free surplus excluding distribution rights and other intangibles†	13.9	5.5	8.4
Restrictions applied in free surplus for China C-ROSS II note (a)	2.1	1.5	0.6
Restrictions applied in free surplus for HK RBC note (b)	5.3	0.6	4.7
Restrictions applied in free surplus for Singapore RBC note (c)	1.9	0.1	1.8
Other	0.0	(0.1)	0.1
Add GWS policyholder surplus contribution	12.6	10.1	2.5
Total regulatory GWS capital surplus (over GPCR)	**35.8**	**17.7**	**18.1**

† As per the "Free surplus excluding distribution rights and other intangibles" shown in the statement of Movement in Group free surplus of the Group's EEV basis results.

Notes

(a) Free surplus applies the embedded value reporting approach issued by the China Association of Actuaries (CAA) in the Chinese Mainland and includes a requirement to establish a deferred profit liability within EEV net worth which leads to a reduction in EEV free surplus as compared to the C-ROSS II surplus reported for local regulatory purposes. Further differences relate to the treatment of subordinated debt within CPL which is excluded from EEV free surplus and which contributes to C-ROSS II surplus for local regulatory reporting.

(b) EEV free surplus for Hong Kong under the HK RBC regime excludes regulatory surplus that is not considered distributable immediately. This includes HK RBC technical provisions that are lower than policyholder asset shares or cash surrender floors as well as the value of future shareholder transfers from participating business (net of associated required capital) which are included in the shareholder GWS capital position.

(c) EEV free surplus for Singapore is based on the Tier 1 requirements under the RBC2 framework, which excludes certain negative reserves permitted to be recognised in the full RBC 2 regulatory position used when calculating the GWS capital surplus (over GPCR).

Reconciliation of Group IFRS shareholders' equity to Group total GWS capital resources

	31 Dec 2022 $bn
Group IFRS shareholders' equity	**17.0**
Remove DAC, goodwill and intangibles recognised on the IFRS statement of financial position	**(7.8)**
Add debt treated as capital under GWS note (a)	**4.0**
Asset valuation differences note (b)	**(0.3)**
Liability valuation (including insurance contracts) differences note (c)	**9.2**
Differences in associated net deferred tax liabilities note (d)	**1.3**
Other note (e)	**(0.2)**
Contribution from Policyholder business	**12.6**
Group total GWS capital resources	**35.8**

Notes
(a) As per the GWS Framework, debt in issuance at the date of designation that satisfy the criteria for transitional arrangements and qualifying debt issued since the date of designation are included as Group capital resources but are treated as liabilities under IFRS.
(b) Asset valuation differences reflect differences in the basis of valuing assets between IFRS and local statutory valuation rules, including deductions for inadmissible assets. Differences include for some markets where government and corporate bonds are valued at book value under local regulations but are valued at market value under IFRS.
(c) Liability valuation differences reflect differences in the basis of valuing liabilities between IFRS and local statutory valuation rules. Material differences include in Hong Kong, Singapore and the Chinese Mainland where the local capital resources under the local risk-based capital solvency bases permits the recognition of certain negative reserves in the local statutory position that are not fully recognised under IFRS. This also includes the present value of future shareholder transfers from Hong Kong participating business which is included as an asset within the GWS capital resources.
(d) Differences in associated net deferred tax liabilities mainly results from the tax impact of changes in the valuation of assets and liabilities.
(e) Other differences include the removal of DAC and intangibles of the Group's joint ventures and associates and, in Chinese Mainland, a difference from the inclusion of subordinated debt as local capital resources on a C-ROSS II basis as compared to being held as a liability under IFRS.

Basis of preparation for the Group GWS capital position

Prudential applies the Insurance (Group Capital) Rules set out in the GWS Framework to determine group regulatory capital requirements (both minimum and prescribed levels). The summation of local statutory capital requirements across the Group is used to determine group regulatory capital requirements, with no allowance for diversification between business operations. The GWS eligible group capital resources is determined by the summation of capital resources across local solvency regimes for regulated entities and IFRS shareholders' equity (with adjustments described below) for non-regulated entities.

In determining the GWS eligible group capital resources and required capital the following principles have been applied:

> For regulated insurance entities, capital resources and required capital are based on the local solvency regime applicable in each jurisdiction, with minimum required capital set at the solo legal entity statutory minimum capital requirements and prescribed capital requirement set at the level at which the local regulator of a given entity can impose penalties, sanctions or intervention measures;
> The classification of tiering of eligible capital resources under the GWS framework reflects the different local regulatory regimes along with guidance issued by the Hong Kong IA. In general, if a local regulatory regime applies a tiering approach then this should be used to determine tiering of capital on a GWS capital basis, where a local regulatory regime does not apply a tiering approach then all capital resources should be included as Group Tier 1 capital. For non-regulated entities tiering of capital is determined in line with the Insurance (Group Capital) Rules.
> For asset management operations and other regulated entities, the capital position is derived based on the sectoral basis applicable in each jurisdiction, with minimum required capital based on the solo legal entity statutory minimum capital requirement;
> For non-regulated entities, the capital resources are based on IFRS shareholder equity after deducting intangible assets. No required capital is held in respect of unregulated entities;
> For entities where the Group's shareholding is less than 100 per cent, the contribution of the entity to the GWS eligible group capital resources and required capital represents the Group's share of these amounts and excludes any amounts attributable to non-controlling interests. This does not apply to investment holdings which are not part of the Group;
> Following the demerger of Jackson from Prudential plc in September 2021, the Group retains a non-controlling interest in Jackson. As agreed with the Hong Kong IA, this retained interest is included within the GWS eligible group capital resources valued at 60 per cent of the listed market value and contributes $0.2 billion to the GWS capital surplus (over GPCR) at 31 December 2022;
> Investments in subsidiaries, joint ventures and associates (including, if any, loans that are recognised as capital on the receiving entity's balance sheet) are eliminated from the relevant holding company to prevent the double counting of capital resources;
> Under the GWS Framework, debt instruments in issuance at the date of designation that satisfy the criteria for transitional arrangements and qualifying debt issued since the date of designation are included in eligible group capital resources as tier 2 group capital. At 31 December 2022 all debt instruments with the exception of the senior debt issued in 2022 are included as Group capital resources. The eligible amount permitted to be included as Group capital resources for transitional debt is based on the net proceeds amount translated using 31 December 2020 exchange rates for debt not denominated in US dollars;
> The total company GWS capital basis is the capital measure for Hong Kong IA Group regulatory purposes as set out in the GWS framework. This framework defines the eligible group capital resources coverage ratio (or total company GWS coverage ratio over GPCR as presented above) as the ratio of total company eligible group capital resources to the total company GPCR and defines the tier 1 group capital coverage ratio (or total company GWS tier 1 coverage ratio over GMCR as presented above) as the ratio of total company tier 1 group capital to the total company GMCR; and
> Prudential also presents a shareholder GWS capital basis which excludes the contribution to the Group GWS eligible group capital resources, the GMCR and GPCR from participating business in Hong Kong, Singapore and Malaysia. In Hong Kong the present value of future shareholder transfers from the participating business are included in the shareholder GWS eligible capital resources along with an associated required capital, this is in line with the local solvency presentation. The shareholder GWS coverage ratio over GPCR presented above reflects the ratio of shareholder eligible group capital resources to the shareholder GPCR.

I Additional financial information continued

I(ii) Analysis of adjusted operating profit by driver

This schedule classifies the Group's adjusted operating profit into the underlying drivers using the following categories:

- **Spread income** represents the difference between net investment income and amounts credited to certain policyholder accounts. It excludes the operating investment return on shareholder net assets, which has been separately disclosed as expected return on shareholder assets.
- **Fee income** represents profit driven by net investment performance, being fees that vary with the size of the underlying policyholder funds, net of investment management expenses.
- **With-profits** represents the pre-tax shareholders' transfer from the with-profits business for the period.
- **Insurance margin** primarily represents profit derived from the insurance risks of mortality and morbidity.
- **Margin on revenues** primarily represents amounts deducted from premiums to cover acquisition costs and administration expenses (see below).
- **Acquisition costs and administration expenses** represent expenses incurred in the period attributable to shareholders. These exclude items such as restructuring and IFRS 17 implementation costs, which are not included in the segment profit, as well as items that are more appropriately included in other categories (eg investment expenses are netted against investment income as part of spread income or fee income as appropriate).
- **DAC adjustments** comprise DAC amortisation for the period, excluding amounts related to short-term fluctuations in investment returns, net of costs deferred in respect of new business written in the period.

The following analysis expresses certain of the Group's sources of adjusted operating profit as a margin of policyholder liabilities or other relevant drivers. The 2021 comparative information has been presented at both AER and CER to eliminate the impact of exchange translation.

	2022			2021 AER			2021 CER		
	Profit $m	Average liability $m note (a)	Margin bps note (b)	Profit $m	Average liability $m note (a)	Margin bps note (b)	Profit $m	Average liability $m note (a)	Margin bps note (b)
Spread income	**307**	**42,722**	**72**	312	47,270	66	299	46,137	65
Fee income	**331**	**32,295**	**102**	345	33,401	103	329	32,062	103
With-profits	**160**	**81,405**	**20**	135	84,905	16	133	84,435	16
Insurance margin	**3,219**			2,897			2,795		
Margin on revenues	**3,194**			3,008			2,881		
Expenses:									
Acquisition costs note (c)	**(2,346)**	**4,393**	**(53)%**	(2,085)	4,194	(50)%	(2,000)	4,013	(50)%
Administration expenses	**(1,732)**	**75,354**	**(230)**	(1,656)	80,968	(205)	(1,581)	78,472	(201)
DAC adjustments	**554**			566			545		
Expected return on shareholder assets	**235**			231			224		
	3,922			3,753			3,625		
Share of related tax charges from joint ventures and associates note (d)	**(76)**			(44)			(42)		
Long-term business	**3,846**			3,709			3,583		
Eastspring	**260**			314			299		
Adjusted operating profit	**4,106**			4,023			3,882		

Notes

(a) The calculation of average liabilities is generally derived from opening and closing balances, except the average liabilities used to derive fee income margin which is calculated using quarter-end balances to provide a more meaningful analysis. Other than the average liabilities used to calculate the administration expense margin, the average liabilities in the analysis above exclude the liabilities for the Africa operations.

(b) Margin represents the operating return earned in the year as a proportion of the relevant class of policyholder liabilities excluding unallocated surplus.

(c) The ratio of acquisition costs is calculated as a percentage of APE sales in the year, including with-profits sales. Acquisition costs include only those relating to shareholder-backed business. The ratio of shareholder acquisition costs to shareholder APE sales (excluding with-profits) in 2022 is 62 per cent (2021: 61 per cent on both AER and CER basis).

(d) Under IFRS, the Group's share of results from its investments in joint ventures and associates accounted for using the equity method is included as a single line in the Group's profit before tax on a net of related tax basis. In the table above, the results of the joint ventures and associates are analysed by adjusted operating profit drivers and on a pre-tax basis, with related tax charges shown separately in order for the contribution from the joint ventures and associates to be included in the profit driver and margin analysis on a consistent basis with the rest of the business operations.

I(iii) Analysis of adjusted operating profit by business unit

The table below presents the 2021 results on both AER and CER bases to eliminate the impact of exchange translation.

	2022 $m	2021 $m		2022 vs 2021 %	
		AER	CER	AER	CER
CPL	**368**	343	329	7%	12%
Hong Kong	**1,036**	975	969	6%	7%
Indonesia	**343**	446	429	(23)%	(20)%
Malaysia	**364**	350	330	4%	10%
Singapore	**678**	663	646	2%	5%
Growth markets and other					
Philippines	**112**	110	100	2%	12%
Taiwan	**93**	94	88	(1)%	6%
Thailand	**266**	236	215	13%	24%
Vietnam	**327**	317	310	3%	5%
Other*	**335**	219	210	53%	60%
Share of related tax charges from joint ventures and associate	**(76)**	(44)	(42)	73%	81%
Long-term business	**3,846**	3,709	3,584	4%	7%
Eastspring	**260**	314	299	(17)%	(13)%
Adjusted operating profit	**4,106**	4,023	3,883	2%	6%

* Includes other growth markets and a number of small items that are not expected to reoccur.

(a) Eastspring adjusted operating profit

	2022 $m	2021 $m
Operating income before performance-related fees note (1)	**660**	747
Performance-related fees	**1**	15
Operating income (net of commission) note (2)	**661**	762
Operating expense note (2)	**(360)**	(403)
Group's share of tax on joint ventures' operating profit	**(41)**	(45)
Adjusted operating profit	**260**	314
Average funds managed or advised by Eastspring	**$229.4bn**	$251.7bn
Margin based on operating income note (3)	**29bps**	30bps
Cost/income ratio note II(v)	**55%**	54%

Notes

(1) Operating income before performance-related fees for Eastspring can be further analysed as follows (institutional below includes internal funds under management or under advice):

	Retail $m	Margin bps	Institutional $m	Margin bps	Total $m	Margin bps
2022	**392**	**54**	**268**	**17**	**660**	**29**
2021	449	56	298	17	747	30

(2) Operating income and expense include the Group's share of contribution from joint ventures. In the consolidated income statement of the Group IFRS financial results, the net income after tax of the joint ventures and associates is shown as a single line item.

(3) Margin represents operating income before performance-related fees as a proportion of the related funds under management or advice. Monthly closing internal and external funds managed or advised by Eastspring have been used to derive the average. Any funds held by the Group's insurance operations that are not managed or advised by Eastspring are excluded from these amounts.

I Additional financial information continued

I(iii) Analysis of adjusted operating profit by business unit continued

(b) Eastspring total funds under management or advice

Eastspring manages funds from external parties and also funds for the Group's insurance operations. In addition, Eastspring advises on certain funds for the Group's insurance operations where the investment management is delegated to third-party investment managers. The table below analyses the total funds managed or advised by Eastspring.

	31 Dec 2022 $bn	31 Dec 2021 $bn
External funds under management, excluding funds managed on behalf of M&G plc note (1)		
Retail	**60.1**	68.5
Institutional	**11.3**	13.2
Money market funds (MMF)	**10.5**	12.3
	81.9	94.0
Funds managed on behalf of M&G plc note (2)	**9.3**	11.5
External funds under management	**91.2**	105.5
Internal funds:		
Internal funds under management	**104.1**	124.2
Internal funds under advice	**26.1**	28.8
	130.2	153.0
Total funds under management or advice note (3)	**221.4**	258.5

Notes

(1) Movements in external funds under management, excluding those managed on behalf of M&G plc, are analysed below:

	2022 $m	2021 $m
At 1 Jan	**93,956**	93,863
Market gross inflows	**81,942**	98,963
Redemptions	**(84,397)**	(99,862)
Market and other movements	**(9,552)**	992
At 31 Dec	**81,949**	93,956

* The analysis of movements above includes $10,495 million relating to Asia Money Market Funds at 31 December 2022 (31 December 2021: $12,248 million). Investment flows for 2022 include Eastspring Money Market Funds gross inflows of $61,063 million (2021: $61,949 million) and net outflows of $(869) million (2021: net outflows of $(1,512) million).

(2) Movements in funds managed on behalf of M&G plc are analysed below:

	2022 $m	2021 $m
At 1 Jan	**11,529**	15,737
Net flows	**(765)**	(4,040)
Market and other movements	**(1,529)**	(168)
At 31 Dec	**9,235**	11,529

(3) Total funds under management or advice are analysed by asset class below:

	31 Dec 2022						31 Dec 2021	
	Funds under management		Funds under advice		Total		Total	
	$bn	% of total	$bn	% of total	$bn	% of total	$bn	% of total
Equity	**92.9**	**42%**	**7.8**	**4%**	**100.7**	**46%**	107.1	41%
Fixed income	**86.4**	**39%**	**18.3**	**8%**	**104.7**	**47%**	133.6	52%
Alternatives	**2.4**	**1%**	**–**	**–**	**2.4**	**1%**	2.7	1%
Money Market Funds	**13.6**	**6%**	**–**	**–**	**13.6**	**6%**	15.1	6%
Total funds	**195.3**	**88%**	**26.1**	**12%**	**221.4**	**100%**	258.5	100%

I(iv) Group funds under management

For Prudential's asset management businesses, funds managed on behalf of third parties are not recorded on the balance sheet. They are, however, a driver of profitability. Prudential therefore analyses the movement in the funds under management each year, focusing on those which are external to the Group and those primarily held by the Group's insurance businesses. The table below analyses the funds of the Group held in the balance sheet and the external funds that are managed by Prudential's asset management businesses.

	31 Dec 2022 $bn	31 Dec 2021 $bn
Internal funds	**168.6**	193.9
Eastspring external funds, including M&G plc (as analysed in note I(iii) above)	**91.2**	105.5
Total Group funds under management[note]	**259.8**	299.4

Note
Total Group funds under management comprise:

	31 Dec 2022 $bn	31 Dec 2021 $bn
Total investments and cash and cash equivalents held on the balance sheet	**151.5**	177.9
External funds of Eastspring including M&G plc	**91.2**	105.5
Internally managed funds held in joint ventures and associates, excluding assets attributable to external unit holders of the consolidated collective investment schemes and other adjustments	**17.1**	16.0
Total Group funds under management	**259.8**	299.4

I(v) Holding company cash flow

The holding company cash flow describes the movement in the cash and short-term investments of the centrally managed group holding companies and differs from the IFRS cash flow statement, which includes all cash flows in the year including those relating to both policyholder and shareholder funds. The holding company cash flow is therefore a more meaningful indication of the Group's central liquidity.

	2022 $m	2021 $m
Net cash remitted by business units[note (a)]	**1,304**	1,451
Net interest paid	**(204)**	(314)
Corporate expenditure[note (b)]	**(232)**	(322)
Centrally funded recurring bancassurance fees	**(220)**	(176)
Total central outflows	**(656)**	(812)
Holding company cash flow before dividends and other movements	**648**	639
Dividends paid	**(474)**	(421)
Operating holding company cash flow after dividends but before other movements	**174**	218
Other movements		
Issuance and redemption of debt	**(1,729)**	(255)
Hong Kong public offer and international placing	**–**	2,374
Other corporate activities[note (c)]	**248**	(199)
US demerger costs	**–**	(30)
Total other movements	**(1,481)**	1,890
Net movement in holding company cash flow	**(1,307)**	2,108
Cash and short-term investments at 1 Jan[note (d)]	**3,572**	1,463
Foreign exchange movements	**(113)**	1
Inclusion of amounts at 31 Dec from additional centrally managed entities[note (e)]	**905**	–
Cash and short-term investments at 31 Dec[note (e)]	**3,057**	3,572

Notes
(a) Net cash remitted by business units comprise dividends and other transfers, net of capital injections, that are reflective of earnings and capital generation.
(b) Including IFRS 17 implementation and restructuring costs paid in the year.
(c) Other cash flow movements included net receipts from other corporate activities of $248 million (2021: $(256) million net payments) comprising proceeds of $315 million (2021: $171 million) received from the sales of shares in Jackson together with dividends from Jackson, partially offset by cash provided for investment by the businesses mainly in digital infrastructure.
(d) Proceeds from the Group's commercial paper programme are not included in the holding company cash and short-term investments balance.
(e) The definition of holding company cash and short-term investments has been updated, with effect from 31 December 2022, following the combination of the Group's London office and Asia regional office into a single Group Head Office in 2022. This updated definition includes all cash and short-term investments held by central holding and service companies, including amounts previously managed on a regional basis. These balances are now being centrally managed by the Group's Treasury function. This refinement increased holding company cash and short-term investment balances by $0.9 billion at 31 December 2022.

The table below shows the reconciliation of the Cash and cash equivalents of Unallocated to a segment (Central operations) held on the IFRS balance sheet and Cash and short-term investments at 31 December 2022:

	31 Dec 2022 $m
Cash and cash equivalents of Central operations held on balance sheet[note C1]	**1,809**
Less: amounts from commercial paper	**(501)**
Add: Deposits with credit institutions of Central operations held on balance sheet[note C1]	**1,749**
Cash and short-term investments	**3,057**

I Additional financial information continued

I(vi) Reconciliation of EEV expected transfer of value of in-force business and required capital to free surplus

The table below shows how the EEV value of in-force business (VIF) and the associated required capital for long-term insurance business operations are projected as emerging into free surplus over the next 40 years. Although circa 6 per cent of the embedded value emerges after this date, analysis of cash flows emerging in the years shown is considered most meaningful. The modelled cash flows use the same methodology underpinning the Group's embedded value reporting and so are subject to the same assumptions and sensitivities used to prepare our 2022 results.

In addition to showing the amounts, on both a discounted and undiscounted basis, expected to be generated from all in-force business at 31 December 2022, the table also presents the future free surplus expected to be generated from the investment made in new business during 2022 over the same 40-year period.

	31 Dec 2022 $m			
	Long-term insurance business operations			
	Expected generation from all in-force business*		**Expected generation from new business written in 2022***	
Expected period of emergence	**Undiscounted**	**Discounted**	**Undiscounted**	**Discounted**
2023	2,658	2,548	352	336
2024	2,327	2,089	227	200
2025	2,201	1,857	204	170
2026	2,155	1,710	174	138
2027	2,087	1,560	188	138
2028	2,010	1,416	181	125
2029	1,946	1,292	161	105
2030	1,905	1,191	153	93
2031	1,884	1,107	146	83
2032	1,857	1,032	158	85
2033	1,858	969	159	79
2034	1,843	910	148	69
2035	1,860	868	154	68
2036	1,867	825	142	60
2037	1,877	788	158	62
2038	1,888	749	137	51
2039	1,924	720	136	49
2040	1,947	688	139	47
2041	1,953	653	136	44
2042	1,943	614	145	44
2043-2047	9,769	2,594	695	183
2048-2052	9,986	1,951	687	134
2053-2057	9,842	1,382	648	98
2058-2062	9,929	983	637	72
Total free surplus expected to emerge in the next 40 years	**79,516**	**30,496**	**6,065**	**2,533**

* The analysis excludes amounts incorporated into VIF and required capital at 31 December 2022 where there is no definitive time frame for when the payments will be made or receipts received. It also excludes any free surplus projected to emerge after 2062.

The expected free surplus generation from new business written in 2022 can be reconciled to the new business profit as follows:

	2022 $m
Undiscounted expected free surplus generation for years 2023 to 2062	6,065
Less: discount effect	(3,532)
Discounted expected free surplus generation for years 2023 to 2062	2,533
Discounted expected free surplus generation for years after 2062	135
Discounted expected free surplus generation from new business written in 2022	2,668
Free surplus investment in new business	(567)
Other items*	83
New business profit	2,184

* Other items represent the impact of the TVOG on new business, foreign exchange effects and other non-modelled items. Foreign exchange effects arise as EEV new business profit amounts are translated at average exchange rates and the expected free surplus generation is translated at closing rates.

The discounted expected free surplus generation from in-force business can be reconciled to the embedded value for long-term business operations as follows:

	31 Dec 2022 $m
Discounted expected generation from all in-force business for years 2023 to 2062	30,496
Discounted expected generation from all in-force business for years after 2062	2,152
Discounted expected generation from all in-force business at 31 December 2022	32,648
Free surplus of long-term business operations at 31 December 2022	6,035
Other items*	174
EEV for long-term business operations	38,857

* Other items represent the impact of the TVOG and other non-modelled items.

The undiscounted expected free surplus generation from all in-force business at 31 December 2022 can be reconciled to the amount that was expected to be generated at 31 December 2021 as follows:

	2022 $m	2023 $m	2024 $m	2025 $m	2026 $m	2027 $m	Other $m	Total $m
2021 expected free surplus generation for years 2022 to 2061	2,343	2,267	2,155	2,014	2,034	1,978	53,604	66,395
Less: Amounts expected to be realised in the current year	(2,343)	–	–	–	–	–	–	(2,343)
Add: Expected free surplus to be generated in year 2062 (excluding 2022 new business)	–	–	–	–	–	–	1,101	1,101
Foreign exchange differences	–	(93)	(85)	(72)	(70)	(66)	(1,242)	(1,628)
New business	–	352	227	204	174	188	4,920	6,065
Operating movements	–	48	(14)	39	20	(35)		
Non-operating and other movements*	–	84	44	16	(3)	22	9,705	9,926
2022 expected free surplus generation for years 2023 to 2062	–	2,658	2,327	2,201	2,155	2,087	68,088	79,516

* 'Non-operating and other movements' include the impact of the early adoption of the Hong Kong Risk-based Capital (HK RBC) regime, effective from 1 January 2022. Further details can be found in the Basis of Preparation in the EEV basis results.

I Additional financial information continued

I(vi) Reconciliation of EEV expected transfer of value of in-force business and required capital to free surplus continued

At 31 December 2022, the total free surplus expected to be generated over the next five years (2023 to 2027 inclusive) for long-term business operations, using the same assumptions and methodology as those underpinning 2022 embedded value reporting, was $11.4 billion (31 December 2021: $10.8 billion).

At 31 December 2022, the total free surplus expected to be generated on an undiscounted basis over the next 40 years for long-term business operations is $79.5 billion, $13.1 billion higher than the $66.4 billion expected at the end of 2021. The increase is driven by new business and the effect of generally higher interest rates across the region increasing projected returns, partially offset by unfavourable foreign exchange movements.

Actual underlying free surplus generated in 2022 from long-term business in force at the end of 2021, before restructuring and IFRS 17 implementation costs, was $2.5 billion, after allowing for $(0.2) billion of changes in operating assumptions and experience variances. This compares with the expected 2022 realisation at the end of 2021 of $2.3 billion and can be analysed further as follows:

	2022 $m
Expected transfer from in-force business to free surplus	**2,406**
Expected return on existing free surplus	**347**
Changes in operating assumptions and experience variances	**(227)**
Underlying free surplus generated from long-term business in force before restructuring and IFRS 17 implementation costs	**2,526**
2022 free surplus expected to be generated at 31 December 2021	**2,343**

I(vii) Share schemes

The Company operates a number of share schemes and plans which are described below. The purpose of these arrangements are to incentivise and retain eligible employees of the Group or, in the case of the Agency LTIP and the ISSOSNE, eligible agents based in certain business units of the Group through the grant of options over, and awards of, shares in Prudential plc. Participants are not required to pay anything on application for or acceptance of any awards or options granted to them.

The number of Prudential plc shares which may be issued to satisfy awards or options granted in any ten-year rolling period under these plans and any other share scheme adopted by Prudential plc and its subsidiaries may not exceed 10 per cent of the issued ordinary share capital of Prudential plc from time to time. In addition, the number of Prudential plc shares which may be issued to satisfy awards or options granted in any ten-year rolling period under any scheme or plan in which Executive Directors participate or any other discretionary employee share scheme adopted by Prudential plc and its subsidiaries may not exceed 5 per cent of the issued ordinary share capital of Prudential plc and its subsidiaries from time to time. Prudential plc shares transferred out of treasury will count towards these limits for so long as this is required under institutional shareholder guidelines.

As at 1 January 2022 and 31 December 2022, the shareholder dilution under all share schemes adopted by Prudential plc and its subsidiaries represented 0.81 per cent and 0.66 per cent of the issued ordinary share capital of Prudential plc respectively (the 'Scheme Mandate'). Accordingly, the number of Prudential plc shares available for issue in respect of all options and awards under the Scheme Mandate at the beginning and the end of the year ended 31 December 2022 were 252,358,711 and 256,825,059 respectively.

The number of Prudential plc shares that may be issued in respect of share options and awards granted under all share option schemes and share award schemes during the year ended 31 December 2022 divided by the weighted average number of Prudential plc shares in issue for the year ended 31 December 2022 is 0.22 per cent.

The weighted average share price of Prudential plc for the year ended 31 December 2022 was £10.33 (2021: £14.31).

Prudential calculates the fair value of options and awards in accordance with the applicable accounting standards and policies adopted for preparing the consolidated financial statements. More detail on the methodology and assumptions used is given in note B2.2 to the IFRS financial statements.

No payment is payable on application for, or acceptance of, any award made under any of the share schemes or plans operated by the Company.

Share schemes funded by new shares of Prudential

The arrangements in operation which are funded by new issue shares of Prudential plc are the Prudential Long Term Incentive Plan (PLTIP), the Prudential Agency Long-Term Incentive Plan (Agency LTIP), the UK Savings-Related Share Option Scheme (UK SAYE) and the Prudential International Savings-Related Share Option Scheme for Non-Employees (ISSOSNE).

Share scheme and participants	Total number of shares available for issue under the scheme	Maximum entitlement of each participant	Vesting period	Exercise period and basis of determining exercise price	Remaining life of the scheme
PLTIP Any employee of a Group Company may be selected to be granted an award.	The total number of securities available for issue under the scheme is 4,065,491 which represents 0.148 per cent of the issued share capital at 31 December 2022.	Awards will not be granted over Prudential plc shares with a market value in excess of 550% of salary, in respect of any financial year of the Company. The replacement PLTIP to be submitted for shareholder approval at the 2023 AGM will additionally require that no awards be granted if it will cause the Prudential plc shares over which all awards or options granted to a participant in any 12-month period to exceed one per cent of Prudential plc's ordinary share capital.	Normally three years from grant. Awards may vest earlier upon a takeover of Prudential plc or if a participant leaves with good-leaver status or passes away.	Not applicable.	The existing PLTIP is due to expire on 16 May 2023. A replacement plan will be submitted for shareholder approval at the 2023 AGM.
Agency LTIP Any Agent, who is a person who provides sales services to any Group Company under a contract for services, excluding any connected person, may be selected to be granted an Award.	The total number of securities available for issue under the scheme is 2,814,039 which represents 0.102 per cent of the issued share capital at 31 December 2022.	The rules of the Agency LTIP will be submitted for shareholder approval at the 2023 AGM and will require that no awards be granted if it would cause the Prudential plc shares over which all awards or options are granted to a participant in any 12-month period to exceed one per cent of Prudential plc's ordinary share capital.	Normally three years from grant. Awards may vest earlier upon a takeover of Prudential plc or if a participant leaves with good-leaver status or passes away.	One month from vesting (or two months if an extension is agreed with Prudential). The exercise price is the nominal value of a Prudential plc share.	The amended Agency LTIP will be submitted for shareholder approval at the 2023 AGM and will expire on the tenth anniversary of the date of approval.
UK SAYE Any employee can participate who meets the definition of eligible employee, as defined by the relevant UK tax legislation.	The total number of securities available for issue under the scheme is 142,304 which represents 0.005 per cent of the issued share capital at 31 December 2022.	Options will not be granted if it would result in the participant's monthly contributions to the UK SAYE exceeding £500. The replacement UK SAYE to be submitted for shareholder approval at the 2023 AGM will additionally require that no options be granted if it would cause the Prudential plc shares over which all awards or options are granted to a participant in any 12 months period to exceed one per cent of Prudential plc's ordinary share capital.	Normally three or five years (depending on the length of the relevant savings contract selected by the participant). Options may be exercised early if there is a takeover of Prudential plc or a participant leaves with good leaver status or passes away.	Six months from the conclusion of the savings contract the participant enters into in connection with the UK SAYE. Options may be exercisable for a period of 12 months if a participant passes away. The price per share payable on the exercise of an option will be determined by the Board and will be no less than 80 per cent of the average share price of Prudential plc for the three dealing days before the issue of invitations to employees to participate in the UK SAYE.	The existing UK SAYE is due to expire on 16 May 2023. A replacement plan will be submitted for shareholder approval at the 2023 AGM.
ISSOSNE Any agent can participate who has been continuously engaged under a contract for service by a Participating Company for at least six months.	The total number of securities available for issue under the scheme is 1,715,988 which represents 0.062 per cent of the issued share capital at 31 December 2022.	Options will not be granted if it would result in the participant's monthly contributions to the ISSOSNE exceeding the local currency equivalent of £500 or if it would cause the Prudential plc shares over which all awards or options are granted to a participant in any 12-month period to exceed one per cent of Prudential plc's ordinary share capital.	Normally three years from grant, though the Board may determine an alternative period depending on the length of the relevant savings contract the participant enters into in connection with the ISSOSNE.	Six months from vesting, though options may be exercisable for a period of 12 months if a participant passes away. The price per share payable on the exercise of an option will be determined by the Board and will be no less than 80 per cent of the average share price of Prudential plc for the three dealing days before the issue of invitations to agents to participate in the ISSOSNE.	The ISSOSNE is due to expire on 26 May 2032.

I Additional financial information continued

I(vii) Share schemes continued

The following analysis shows the movement in each share plan for the year ended 31 December 2022:

(a) PLTIP

Vesting period		Fair value at grant date £		Number of shares under awards							
Date of grant	Vesting date	PLTIP TSR	PLTIP IFRS	Beginning of year	Granted	Vested	Cancelled	Lapsed/ Forfeited	End of year	Closing share price before grant date £	Weighted avg closing share price before vesting date £
04 Apr 18	04 Apr 21	6.65	17.50	12,181	–	(12,181)	–	–	–	n/a	12.99
18 Sep 18	18 Sep 21	4.34	16.64	369	–	–	–	(369)	–	n/a	n/a
02 Apr 19	02 Apr 22	6.31	16.06	1,591,572	–	(351,459)	–	(1,240,113)	–	n/a	11.25
14 Jun 19	14 Jun 22	6.03	16.02	28,289	–	(17,799)	–	(10,490)	–	n/a	9.77
28 Jun 19	28 Jun 22	6.83	16.79	12,995	–	–	–	(12,995)	–	n/a	n/a
09 Apr 20	09 Apr 23	4.71	10.47	1,350,688	–	(6,174)	–	(91,818)	1,252,696	n/a	12.99
15 May 20	15 May 23	5.37	10.50	802,234	–	–	–	(106,892)	695,342	n/a	n/a
24 Jun 20	24 Jun 23	4.89	11.78	11,797	–	–	–	(5,120)	6,677	n/a	n/a
07 Apr 21	07 Apr 24	8.37	15.67	371,885	–	–	–	(39,305)	332,580	n/a	n/a
21 Apr 21	21 Apr 24	7.39	14.93	125,282	–	–	–	(12,137)	113,145	n/a	n/a
17 May 21	17 May 24	7.52	14.96	861,391	–	–	–	(247,544)	613,847	n/a	n/a
05 Apr 22	05 Apr 25	2.28	11.34	–	781,078	–	–	–	781,078	11.30	n/a
27 May 22	27 May 25	1.90	10.30	–	270,126	–	–	–	270,126	10.07	n/a
Total PLTIP				**5,168,683**	**1,051,204**	**(387,613)**	**–**	**(1,766,783)**	**4,065,491**		
Representing:											
Directors[1,2]				1,990,221	634,474	(111,291)	–	(851,320)	1,662,084		
Other employees				3,178,462	416,730	(276,322)	–	(915,463)	2,403,407		
Total PLTIP				**5,168,683**	**1,051,204**	**(387,613)**	**–**	**(1,766,783)**	**4,065,491**		

Notes

1 Disclosure of movement in share awards for each individual Director is set out in the Directors Remuneration Report.

2 PLTIP awards have performance conditions attached and these are set out in the Directors Remuneration Report.

(b) Agency LTIP

Vesting period			Number of shares under awards							
Date of grant	Vesting date	Fair value at grant date £	Beginning of year	Granted	Vested	Cancelled	Lapsed/ Forfeited	End of year	Closing share price before grant date £	Weighted avg closing share price before vesting date £
31 Mar 15	31 Mar 21	14.47	572	–	–	–	(572)	–	n/a	n/a
01 Apr 16	01 Apr 19	11.80	49,070	–	(45,410)	–	(3,660)	–	n/a	11.21
04 Apr 17	04 Apr 20	15.07	560	–	(560)	–	–	–	n/a	10.09
04 Apr 17	04 Apr 24	13.17	45,409	–	–	–	(2,128)	43,281	n/a	n/a
04 Apr 18	04 Apr 21	16.22	2,113	–	–	–	(2,113)	–	n/a	n/a
02 Apr 19	02 Apr 22	14.73	2,483,595	–	(2,471,697)	–	(10,777)	1,121	n/a	11.21
19 Sep 19	02 Apr 22	13.42	5,083	–	(5,083)	–	–	–	n/a	11.21
09 Apr 20	09 Apr 23	9.45	2,598,971	–	–	–	(53,483)	2,545,488	n/a	n/a
22 Sep 20	09 Apr 23	9.85	30,955	–	–	–	–	30,955	n/a	n/a
16 Dec 20	09 Apr 23	12.57	10,673	–	–	–	–	10,673	n/a	n/a
07 Apr 21	07 Apr 24	14.58	120,969	–	–	–	–	120,969	n/a	n/a
18 Jun 21	07 Apr 24	13.70	14,600	–	–	–	–	14,600	n/a	n/a
07 Oct 21	07 Apr 24	14.75	5,227	–	–	–	–	5,227	n/a	n/a
27 May 22	05 Apr 25	10.03	–	41,725	–	–	–	41,725	10.07	n/a
Total Agency LTIP[1]			**5,367,797**	**41,725**	**(2,522,750)**	**–**	**(72,733)**	**2,814,039**		

Note

1 All of the participants of this scheme are service providers.

(c) UK SAYE

		Exercise period			Number of shares under options							
Date of grant	Exercise price £	Beginning	End	Fair value at grant date £	Beginning of year	Granted	Exercised	Cancelled	Lapsed/ Forfeited	End of year	Closing share price before grant date £	Weighted avg closing share price before exercise date £
21 Sep 16	11.04	01 Dec 21	31 May 22	3.31	2,717	–	–	–	(2,717)	–	n/a	n/a
21 Sep 17	14.55	01 Dec 22	31 May 23	3.71	4,122	–	–	–	(2,061)	2,061	n/a	n/a
29 Nov 19	11.18	01 Jan 23	30 Jun 23	3.28	48,528	–	(1,073)	(12,772)	(6,493)	28,190	n/a	12.95
29 Nov 19	11.18	01 Jan 25	30 Jun 25	3.69	7,513	–	–	(2,147)	–	5,366	n/a	n/a
22 Sep 20	9.64	01 Dec 23	31 May 24	1.90	63,272	–	–	(22,911)	(3,315)	37,046	n/a	n/a
22 Sep 20	9.64	01 Dec 25	31 May 26	2.04	6,286	–	–	(3,112)	–	3,174	n/a	n/a
08 Dec 21	12.02	01 Jan 25	30 Jun 25	3.03	14,664	–	–	(7,365)	(599)	6,700	n/a	n/a
08 Dec 21	12.02	01 Jan 27	30 Jun 27	3.65	2,544	–	–	(2,495)	–	49	n/a	n/a
23 Sep 22	7.37	01 Dec 25	31 May 26	3.08	–	47,346	–	–	–	47,346	9.34	n/a
23 Sep 22	7.37	01 Dec 27	31 May 28	3.63	–	12,372	–	–	–	12,372	9.34	n/a
Total SAYE					**149,646**	**59,718**	**(1,073)**	**(50,802)**	**(15,185)**	**142,304**		
Representing:												
Directors[1]					3,928	–	–	–	–	3,928		
Other employees					145,718	59,718	(1,073)	(50,802)	(15,185)	138,376		
Total SAYE					**149,646**	**59,718**	**(1,073)**	**(50,802)**	**(15,185)**	**142,304**		

Note

1 Disclosure of movement in share awards for each individual Director is set out in the Directors Remuneration Report.

(d) ISSOSNE

		Exercise period			Number of shares under options							
Date of grant	Exercise price £	Beginning	End	Fair value at grant date £	Beginning of year	Granted	Exercised	Cancelled	Lapsed/ Forfeited	End of year	Closing share price before grant date £	Weighted avg closing share price before exercise date £
21 Sep 16	9.56	01 Dec 21	31 May 22	3.31	133,134	–	(105,029)	(17,699)	(10,082)	324	n/a	10.36
21 Sep 17	12.59	01 Dec 22	31 May 23	3.71	191,542	–	–	(87,439)	(1,783)	102,320	n/a	n/a
18 Sep 18	12.07	01 Dec 21	31 May 22	3.11	98,024	–	(7,564)	(62,761)	(27,699)	–	n/a	12.23
18 Sep 18	12.07	01 Dec 23	31 May 24	3.61	132,495	–	–	(2,022)	(109)	130,364	n/a	n/a
02 Oct 19	9.62	01 Dec 22	31 May 23	2.85	338,819	–	(154,110)	(26,634)	(157)	157,918	n/a	10.29
02 Oct 19	9.62	01 Dec 24	31 May 25	2.98	223,476	–	(157)	(7,244)	–	216,075	n/a	9.86
22 Sep 20	9.64	01 Dec 23	31 May 24	1.90	202,099	–	–	(3,357)	–	198,742	n/a	n/a
22 Sep 20	9.64	01 Dec 25	31 May 26	2.04	157,319	–	–	(6,838)	–	150,481	n/a	n/a
02 Nov 21	11.89	01 Dec 24	31 May 25	3.91	206,550	–	–	(21,005)	–	185,545	n/a	n/a
02 Nov 21	11.89	01 Dec 26	31 May 27	4.46	189,431	–	–	(14,750)	–	174,681	n/a	n/a
21 Sep 22	7.37	01 Dec 25	31 May 26	3.13	–	220,733	–	–	–	220,733	9.54	n/a
21 Sep 22	7.37	01 Dec 27	31 May 28	3.59	–	178,805	–	–	–	178,805	9.54	n/a
Total ISSOSNE[1]					**1,872,889**	**399,538**	**(266,860)**	**(249,749)**	**(39,830)**	**1,715,988**		

Note

1 All of the participants of this scheme are service providers.

I Additional financial information continued

I(vii) Share schemes continued

Share schemes funded by existing shares of Prudential

The arrangements in operation which are funded by existing shares of Prudential plc include the Prudential Asia and Africa Long Term Incentive Plan (PAA LTIP), the Restricted Share Plan (RSP), the UK Share Incentive Plan (UK SIP), the Prudential Corporation Asia All Employee Share Purchase Plan (PruSharePlus) and a number of deferred bonus plans, namely the Prudential Deferred Annual Incentive Plan (DAIP), the Group Deferred Bonus Plan (GDBP) and the Prudential Corporation Asia Deferred Bonus Plan (PCA DBP).

Share scheme and participants	Total number of shares available for issue under the scheme	Maximum entitlement of each participant	Vesting period	Exercise period and basis of determining exercise price	Remaining life of the scheme
Prudential Asia and Africa Long-Term Incentive Plan (PAA LTIP) Any employee of a Group Company who has not given or been given notice of termination of employment, and is not a director, may be selected to be granted an award.	The total number of securities available for issue under the scheme is 7,898,341 which represents 0.287 per cent of the issued share capital at 31 December 2022.	The size of PAA LTIP awards is determined on a case by case basis.	Normally three years from grant. Where a deferral model is used, awards may vest on the first, second and third anniversary of the grant date in tranches of a third of the award. Awards may vest earlier upon a takeover of Prudential plc or if a participant leaves with good-leaver status or passes away.	In the case of any nil-cost awards granted under the PAA LTIP, a period of six months from vesting.	The PAA LTIP does not have a fixed expiry date.
Restricted Share Plan (RSP) Any employee of a Group Company who has not given or been given notice of termination of employment, and is not a director, may be selected to be granted an award.	The total number of securities available for issue under the scheme is 575,558 which represents 0.021 per cent of the issued share capital at 31 December 2022.	Awards will not be granted over Prudential plc shares with a market value in excess of 600% of salary, in respect of any financial year of the Company.	Normally three years from grant. Awards may vest earlier upon a takeover of Prudential plc or if a participant passes away or leaves with good-leaver status.	In the case of any nil-cost awards granted under the RSP, a period of 12 months from vesting.	The RSP is due to expire on 30 June 2025.
Group Share Incentive Plan (UK SIP) Any employee can participate who meets the definition of eligible employee, as defined by the relevant UK tax legislation.	n/a	In the case of free shares, up to £3,600 worth of Prudential plc shares in respect of any UK tax year. In the case of partnership shares (bought with the participant's own funds), Prudential plc shares worth up to the lower of £1,800 or 10% of salary, in respect of any UK tax year. In the case of matching shares, a ratio of matching shares to partnership shares not greater than two free (matching) Prudential plc shares for every one partnership share bought.	Partnership shares (bought with the participant's own funds) may be withdrawn at any time. For free, matching and dividend shares, awards must be held in the UK SIP for three years. Free, matching and dividend shares may be withdrawn earlier upon a takeover of Prudential plc or if a participant passes away or leaves with good-leaver status.	Partnership and dividend shares are acquired at the market value of a Prudential plc share. There is no acquisition cost in the case of free shares and matching shares.	The UK SIP rules are due to expire in 2080 on the expiry of the UK SIP trust

Share scheme and participants	Total number of shares available for issue under the scheme	Maximum entitlement of each participant	Vesting period	Exercise period and basis of determining exercise price	Remaining life of the scheme
Prudential Corporation Asia All Employee Share Purchase Plan (PruSharePlus) Any employee of a Group Company who has not given or been given notice of termination of employment, and is not an executive director, can participate.	n/a	The maximum amount a participant may contribute to PruSharePlus is the lower of 10% of salary or £5,000.	Matching awards normally vest one year from the end of the period in respect of which the related shares purchased with the participant's contributions were acquired. Awards may vest earlier upon a takeover of Prudential plc or if a participant leaves with good-leaver status.	Purchased shares are acquired at the market value of a Prudential plc share. There is no acquisition cost for matching awards.	The PruSharePlus is due to expire on 7 March 2024.
Deferred Annual Incentive Plan (DAIP) Any employee of a Group Company who has received a bonus may be selected to be granted an award.	The total number of securities available for issue under the scheme is 726,341 which represents 0.026 per cent of the issued share capital at 31 December 2022.	The size of DAIP awards is determined on a case by case basis.	The normal vesting date for each award under the DAIP is set at the time the award is granted on a case by case basis. Awards may vest earlier upon a takeover of Prudential plc or if a participant leaves for any reason other than cause or passes away.	In the case of any nil-cost options granted under the DAIP, a period of six months from vesting.	The DAIP is due to expire on 30 September 2023. A replacement plan will be established in 2023.
Group Deferred Bonus Plan (GDBP) Any employee of a Group Company, and is not a director, may be selected to be granted an award.	The total number of securities available for issue under the scheme is 17,593 which represents 0.001 per cent of the issued share capital at 31 December 2022.	The size of GDBP awards is determined on a case by case basis.	The normal vesting date for each award under the GDBP is set at the time the award is granted on a case by case basis. Awards may vest earlier upon a takeover of Prudential plc or if a participant passes away.	In the case of any nil-cost options granted under the GDBP, a period of six months from vesting.	The GDBP does not have a fixed expiry date.
Prudential Deferred Bonus Plan (PDBP) Any employee of a Group Company who has not given or been given notice of termination of employment, and is not a director, may be selected to be granted an award.	The total number of securities available for issue under the scheme is 816,224 which represents 0.030 per cent of the issued share capital at 31 December 2022.	The size of PCA DBP awards is determined on a case by case basis.	The normal vesting date for each award under the PCA DBP is set at the time the award is granted on a case by case basis. Awards may vest earlier upon a takeover of Prudential plc, if a participant leaves with good leaver status or passes away.	In the case of any nil-cost options granted under the PCA DBP, a period of six months from vesting.	The PCA DBP does not have a fixed expiry date.

I Additional financial information continued

I(vii) Share schemes continued

The following analysis shows the movement in each share plan for the year ended 31 December 2022:

Vesting period			Number of shares under awards[1]							
Date of grant	Vesting date	Fair value at grant date £	Beginning of year	Granted	Vested/ Released	Cancelled	Lapsed/ Forfeited	End of year	Closing share price before grant date £	Weighted avg closing share price before vesting date £
Restricted Share Plan (RSP)										
18 Sep 18	04 Apr 22	15.23	1,763	–	(1,763)	–	–	–	n/a	11.21
13 Dec 18	04 Apr 22	13.08	586	–	(586)	–	–	–	n/a	11.21
02 Apr 19	01 Mar 22 – 01 Mar 23	14.35 – 14.77	1,708	–	(1,366)	–	(342)	–	n/a	11.02
14 Jun 19	02 Apr 22	14.75	905	–	(905)	–	–	–	n/a	11.21
11 Dec 19	11 Dec 22	13.19	168,535	–	(11,953)	–	(4,115)	152,467	n/a	11.06
09 Apr 20	01 Apr 22 – 09 Apr 23	9.45 – 10.47	150,806	–	(4,212)	–	(6,602)	139,992	n/a	11.21
24 Jun 20	28 Feb 22 – 16 Jun 23	10.72 – 11.78	32,613	–	(21,464)	–	(1,817)	9,332	n/a	10.54
22 Sep 20	01 Feb 22 – 24 Jun 23	4.39 – 10.74	2,481	–	(413)	–	(862)	1,206	n/a	10.00
16 Dec 20	31 Mar 22 – 01 Apr 23	12.58 – 14.93	59,329	–	(26,829)	–	(12,984)	19,516	n/a	11.16
07 Apr 21	20 Jan 22 – 01 Apr 25	14.24 – 15.38	78,684	–	(16,759)	–	(6,035)	55,890	n/a	10.58
21 Apr 21	21 Apr 24	14.93	2,292	–	–	–	–	2,292	n/a	n/a
18 Jun 21	17 Mar 22 – 01 Apr 24	13.97 – 14.26	34,781	–	(17,166)	–	–	17,615	n/a	11.07
07 Oct 21	01 Mar 22 – 07 Apr 24	14.75 – 15.00	597,553	–	(488,476)	(6,637)	(73,710)	28,730	n/a	9.41
02 Nov 21	07 Oct 22	14.71	8,050	–	(4,950)	–	(3,100)	–	n/a	9.36
08 Dec 21	01 Feb 22 – 01 Feb 25	12.95 – 13.27	90,319	–	(55,042)	(1,366)	(100)	33,811	n/a	11.05
05 Apr 22	07 Oct 22 – 07 Apr 24	11.14 – 11.29	–	14,330	(2,000)	–	(50)	12,280	11.30	9.36
29 Jun 22	31 Aug 22 – 01 Mar 26	9.91 – 10.25	–	21,929	(2,581)	–	–	19,348	10.53	9.10
21 Sep 22	17 Oct 22 – 31 Dec 25	9.24 – 9.57	–	36,519	(10,337)	–	–	26,182	9.54	10.05
15 Dec 22	10 Feb 23 – 01 Apr 26	10.22 – 10.63	–	56,897	–	–	–	56,897	10.90	n/a
Prudential Asia and Africa Long-Term Incentive Plan (PAA LTIP)[2]										
17 Dec 13	10 Aug 23	9.91	95,394	–	–	–	–	95,394	n/a	n/a
04 Apr 18	04 Apr 21	16.27	37,561	–	(34,384)	–	(3,177)	–	n/a	12.99
02 Apr 19	02 Apr 22	14.73	1,785,824	–	(1,757,980)	–	(21,816)	6,028	n/a	11.23
14 Jun 19	02 Apr 22	14.75	5,453	–	(5,453)	–	–	–	n/a	11.21
19 Sep 19	02 Apr 22 – 18 Sep 22	14.69	279,077	–	(61,250)	–	(33,915)	183,912	n/a	10.53
09 Apr 20	09 Apr 23	9.45	2,707,218	–	(15,593)	–	(214,447)	2,477,178	n/a	12.99
24 Jun 20	07 Apr 23	10.68	3,901	–	–	–	(131)	3,770	n/a	n/a
16 Dec 20	09 Apr 23	12.57	69	–	–	–	(33)	36	n/a	n/a
07 Apr 21	07 Apr 22 – 07 Apr 24	14.58 – 15.30	2,246,856	–	(81,609)	–	(280,250)	1,884,997	n/a	11.21
18 Jun 21	07 Apr 22 – 07 Apr 24	13.70 – 14.23	2,320	–	(143)	–	(117)	2,060	n/a	11.21
07 Oct 21	07 Apr 24	14.75	3,216	–	–	–	–	3,216	n/a	n/a
05 Apr 22	05 Apr 23 – 05 Apr 25	0.91 – 11.24	–	3,552,644	–	(24,654)	(289,926)	3,238,064	11.30	n/a
29 Jun 22	05 Apr 23 – 05 Apr 25	10.00 – 10.19	–	5,875	–	–	(5,312)	563	10.53	n/a
21 Sep 22	05 Apr 23 – 05 Apr 25	9.31 – 9.52	–	3,123	–	–	–	3,123	9.54	n/a
Prudential Deferred Bonus Plan (PDBP)										
02 Apr 19	02 Apr 21	16.06	66,370	–	(66,370)	–	–	–	n/a	12.99
09 Apr 20	09 Apr 22 – 09 Apr 23	10.47	643,845	–	(631,115)	–	(1,947)	10,783	n/a	11.15
07 Apr 21	07 Apr 23 – 07 Apr 24	15.67	357,207	–	(18,849)	–	(6,178)	332,180	n/a	10.00
05 Apr 22	05 Apr 24	11.34	–	473,261	–	–	–	473,261	11.30	n/a
Deferred Annual Incentive Plan (DAIP)										
04 Apr 18	04 Apr 21	17.50	13,721	–	(13,721)	–	–	–	n/a	12.99
02 Apr 19	02 Apr 22	16.06	254,700	–	(254,700)	–	–	–	n/a	11.21
09 Apr 20	09 Apr 23	10.47	338,251	–	–	–	–	338,251	n/a	n/a
17 May 21	17 May 24	14.96	137,639	–	–	–	–	137,639	n/a	n/a
05 Apr 22	05 Apr 25	11.34	–	250,451	–	–	–	250,451	11.30	n/a
Group Deferred Bonus Plan (GDBP)										
02 Apr 19	02 Apr 22	16.06	3,405	–	(774)	–	–	2,631		
09 Apr 20	09 Apr 23	10.47	11,152	–	–	–	–	11,152	n/a	11.21
21 Apr 21	21 Apr 24	14.93	3,810	–	–	–	–	3,810	n/a	n/a

Vesting period			Number of shares under awards[1]							
Date of grant	Vesting date	Fair value at grant date £	Beginning of year	Granted	Vested/ Released	Cancelled	Lapsed/ Forfeited	End of year	Closing share price before grant date £	Weighted avg closing share price before vesting date £
Group Share Incentive Plan (UK SIP)										
2009 – 2022	n/a	n/a	**11,807**	**2,525**	**(7,577)**	**–**	**(870)**	**5,885**	n/a	n/a
Purchase Plan (PruSharePlus)										
2020 – 2022	n/a	n/a	**368,297**	**272,153**	**(200,946)**	**–**	**(2,092)**	**437,412**	n/a	n/a
Total share schemes funded by existing shares of Prudential			**10,607,498**	**4,689,707**	**(3,817,266)**	**(32,657)**	**(969,928)**	**10,477,354**		
Representing:										
Five highest paid individuals			**742,045**	**399,216**	**(299,008)**	**–**	**–**	**842,253**		
All other grantees			**9,865,453**	**4,290,491**	**(3,518,258)**	**(32,657)**	**(969,928)**	**9,635,101**		
Total share schemes funded by existing shares of Prudential			**10,607,498**	**4,689,707**	**(3,817,266)**	**(32,657)**	**(969,928)**	**10,477,354**		

Notes

1 The table above includes share plans held by Directors of the Group. Details of share plans held by the individual Directors have been set out separately in the Directors Remuneration Report. The five highest paid individuals during the financial year may also include Directors, if applicable.

2 For some PAA LTIP awards a portion of the award has performance conditions attached. There are usually three elements to these performance conditions; Total Shareholder Return (50% weighting), Return on Embedded Value (30% weighting) and sustainability Scorecard capturing both financial and non-financial measures aligned to the Group's strategic objectives (20% weighting).

I Additional financial information continued

I(viii) Selected historical financial information of Prudential

The following table sets forth Prudential's selected consolidated financial data for the years indicated, which is derived from Prudential's audited consolidated financial statements. This table is only a summary and should be read in conjunction with Prudential's consolidated financial statements and the related notes included elsewhere in this document.

In the table below, continuing operations reflect the Group's insurance and asset management businesses in Asia and Africa and central operations. Discontinued operations represent the Group's US business (Jackson) demerged in September 2021 and the Group's UK and Europe business (M&G) demerged in November 2019.

IFRS financial results

Income statement	**2022** $m	**2021** $m	**2020** $m	**2019** $m	**2018** $m
Continuing operations:					
Gross premiums earned	**23,344**	24,217	23,495	23,855	22,039
Outward reinsurance premiums	**(1,943)**	(1,844)	(1,625)	(1,116)	(771)
Earned premiums, net of reinsurance	**21,401**	22,373	21,870	22,739	21,268
Investment return	**(30,159)**	3,486	13,762	14,961	(2,723)
Other income	**539**	641	615	639	465
Total revenue, net of reinsurance	**(8,219)**	26,500	36,247	38,339	19,010
Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance	**13,697**	(18,911)	(28,588)	(29,171)	(11,690)
Acquisition costs and other expenditure	**(3,880)**	(4,560)	(4,651)	(5,908)	(5,793)
Finance costs: interest on core structural borrowings of shareholder-financed businesses	**(200)**	(328)	(316)	(496)	(525)
Gain (loss) attaching to corporate transactions	**55**	(35)	(30)	(142)	(57)
Total charges, net of reinsurance	**9,672**	(23,834)	(33,585)	(35,717)	(18,065)
Share of profits from joint ventures and associates net of related tax	**29**	352	517	397	319
Profit before tax *(being tax attributable to shareholders' and policyholders' returns)* note (i)	**1,482**	3,018	3,179	3,019	1,264
Tax charges attributable to policyholders' returns	**(21)**	(342)	(271)	(365)	(107)
Profit before tax attributable to shareholders' returns	**1,461**	2,676	2,908	2,654	1,157
Tax charges attributable to shareholders' returns	**(454)**	(462)	(440)	(316)	(235)
Profit from continuing operations	**1,007**	2,214	2,468	2,338	922
(Loss) profit from discontinued US operations	**–**	(5,027)	(283)	(385)	1,959
(Loss) profit from discontinued UK and Europe operations	**–**	–	–	(1,161)	1,142
Profit (loss) for the year	**1,007**	(2,813)	2,185	792	4,023

Basic earnings per share (in cents)	**2022**	**2021**	**2020**	**2019**	**2018**
Based on profit (loss) for the year attributable to the equity holders of the Company:					
Continuing operations	**36.5¢**	83.4¢	94.6¢	90.0¢	35.6¢
Discontinued US operations	**–¢**	(161.1)¢	(13.0)¢	(14.9)¢	76.1¢
Discontinued UK and Europe operations	**–¢**	–¢	–¢	(44.8)¢	44.3¢
Total	**36.5¢**	(77.7)¢	81.6¢	30.3¢	156.0¢

Dividend per share (in cents) excluding demerger dividend	**2022**	**2021**	**2020**	**2019**	**2018**
Dividends paid in reporting period	**17.60¢**	16.10¢	31.34¢	63.18¢	64.34¢

Statement of financial position at 31 Dec	**2022** $m	**2021** $m	**2020** $m	**2019** $m	**2018** $m
Total assets	**165,942**	199,102	516,097	454,214	647,810
Total policyholder liabilities and unallocated surplus of with-profits funds	**125,758**	157,299	446,463	390,428	541,466
Core structural borrowings of shareholder-financed businesses	**4,261**	6,127	6,633	5,594	9,761
Total liabilities	**148,815**	181,838	493,978	434,545	625,819
Total equity	**17,127**	17,264	22,119	19,669	21,991

Supplementary IFRS financial results – continuing operations

	2022 $m	2021 $m	2020 $m	2019 $m	2018 $m
Adjusted operating profit note (ii)	**3,375**	3,233	2,757	2,247	1,875
Non-operating items	**(1,914)**	(557)	151	407	(718)
Profit before tax attributable to shareholders	**1,461**	2,676	2,908	2,654	1,157
Operating earnings per share after tax and non-controlling interest (in cents)	**100.5¢**	101.5¢	86.6¢	73.4¢	62.1¢

Supplementary EEV basis results

Continuing operations:	2022 $m	2021 $m	2020 $m	2019 $m	2018 $m
EEV operating profit note (ii)	**3,952**	3,543	3,401	5,151	5,088
Non-operating items	**(7,523)**	(306)	573	1,058	(533)
Profit attributable to shareholders	**(3,571)**	3,237	3,974	6,209	4,555
Operating earnings per share after non-controlling interest (in cents)	**143.4¢**	133.8¢	130.6¢	198.8¢	197.4¢

New business contribution*	2022 $m	2021 $m	2020 $m	2019 $m	2018 $m
Annual premium equivalent (APE) sales	**4,393**	4,194	3,808	5,243	5,050
EEV new business profit (NBP) (post-tax)	**2,184**	2,526	2,201	3,522	3,477

* Africa operations are included within the covered business from 2021 following the change in the Group's operating segments. Africa is excluded from all previous years.

Embedded value at 31 Dec	2022† $bn	2021 $bn	2020 $bn	2019 $bn	2018 $bn
EEV shareholders' equity, excluding non-controlling interests – continuing operations	**42.2**	47.4	41.9	38.4	27.4
Discontinued operations (US, UK and Europe)	**–**	–	12.1	16.3	36.0
EEV shareholders' equity†	**42.2**	47.4	54.0	54.7	63.4

† 2022 includes the impact of the early adoption of the Hong Kong Risk-based Capital (HK RBC) regime, effective from 1 January 2022. Comparatives have not been restated. Further details can be found in the Basis of Preparation in the EEV basis results.

Other financial information – continuing operations

Operating free surplus generated	2022 $m	2021 $m	2020 $m	2019 $m	2018 $m
Total operating free surplus generated	**1,374**	1,179	890	762	554

At 31 Dec	2022 $bn	2021 $bn	2020 $bn	2019 $bn	2018 $bn
Eastspring funds under management or advice note (iii)	**221.4**	258.5	247.8	241.1	192.7
Group shareholder GWS capital surplus (over GPCR) note (iv)	**15.6**	17.5	n/a	n/a	n/a

Notes

(i) This measure is the formal profit (loss) before tax measure under IFRS. It is not the result attributable to shareholders.

(ii) Adjusted operating profit and EEV operating profit are determined on the basis of including longer-term investment returns, which are stated after excluding the effect of short-term fluctuations in investment returns on shareholder-backed business and gain or loss attaching to corporate transactions. Separately, for IFRS financial results, adjusted operating profit also excludes amortisation of acquisition accounting adjustments arising on the purchase of business. For EEV basis results, operating profit also excludes the effect of changes in economic assumptions and the mark-to-market value movements on core structural borrowings for shareholder-financed operations.

(iii) Eastspring total funds under management or advice comprise funds from external parties, including funds managed on behalf of M&G plc, as well as funds managed or advised for the Group's insurance operations.

(iv) The Group shareholder GWS capital surplus (over GPCR) reflects the Insurance (Group Capital) Rules as set out in the GWS Framework which became effective for Prudential in May 2021.The 2021 comparative information has been re-resented to reflect the impact of HK RBC and C-ROSS II regimes which became effective in the first half of 2022 and after allowing for the impact of the $1.7 billion debt redemption in January 2022 to show total Group GWS capital surplus (over GPCR) on a more comparable basis. Prior to 2021, the Group adopted LCSM basis.

II Calculation of alternative performance measures

Prudential uses alternative performance measures (APMs) to provide more relevant explanations of the Group's financial position and performance. This section sets out explanations for each APM and reconciliations to relevant IFRS balances.

II(i) Reconciliation of adjusted operating profit to profit before tax

Adjusted operating profit presents the operating performance of the business. This measurement basis adjusts for the following items within total IFRS profit before tax:

- Short-term fluctuations in investment returns on shareholder-backed business;
- Amortisation of acquisition accounting adjustments arising on the purchase of business; and
- Gain or loss on corporate transactions.

More details on how adjusted operating profit is determined are included in note B1.2 of the Group IFRS consolidated financial statements. A full reconciliation to profit after tax is given in note B1.1 of the Group IFRS consolidated financial statements.

II(ii) Calculation of IFRS gearing ratio

IFRS gearing ratio is calculated as net core structural borrowings of shareholder-financed businesses divided by closing IFRS shareholders' equity plus net core structural borrowings.

	31 Dec 2022 $m	31 Dec 2021 $m
Core structural borrowings of shareholder-financed businesses	**4,261**	6,127
Less holding company cash and short-term investments	**(3,057)**	(3,572)
Net core structural borrowings of shareholder-financed businesses	**1,204**	2,555
Closing shareholders' equity	**16,960**	17,088
Closing shareholders' equity plus net core structural borrowings	**18,164**	19,643
IFRS gearing ratio	**7%**	13%

II(iii) Return on IFRS shareholders' equity

This measure is calculated as adjusted operating profit, after tax and non-controlling interests, divided by average shareholders' equity.

Detailed reconciliation of adjusted operating profit to IFRS profit before tax for the Group is shown in note B1.1 to the Group IFRS consolidated financial statements.

	2022 $m	2021 $m
Adjusted operating profit	**3,375**	3,233
Tax on adjusted operating profit	**(614)**	(548)
Adjusted operating profit attributable to non-controlling interests	**(11)**	(17)
Adjusted operating profit, net of tax and non-controlling interests	**2,750**	2,668
Shareholders' equity at 1 Jan	**17,088**	12,367
Shareholders' equity at 31 Dec	**16,960**	17,088
Average shareholders' equity	**17,024**	14,728
Operating return on average shareholders' equity (%)	**16%**	18%

II(iv) Calculation of IFRS shareholders' equity per share

IFRS shareholders' equity per share is calculated as closing IFRS shareholders' equity divided by the number of issued shares at the end of the year.

	31 Dec 2022	31 Dec 2021
Number of issued shares at the end of the year (million shares)	**2,750**	2,746
Closing IFRS shareholders' equity ($ million)	**16,960**	17,088
Shareholders' equity per share (cents)	**617¢**	622¢

II(v) Calculation of Eastspring cost/income ratio

The cost/income ratio is calculated as operating expenses, adjusted for commissions and share of contribution from joint ventures and associates, divided by operating income, adjusted for commission, share of contribution from joint ventures and associates and performance-related fees.

	2022 $m	2021 $m
IFRS revenue	**513**	665
Share of revenue from joint ventures and associates	**303**	314
Commissions	**(155)**	(217)
Performance-related fees	**(1)**	(15)
Operating income before performance-related fees [note]	**660**	747
IFRS charges	**398**	498
Share of expenses from joint ventures and associates	**117**	122
Commissions	**(155)**	(217)
Operating expense	**360**	403
Cost/income ratio (operating expense/operating income before performance-related fees)	**55%**	54%

Note

IFRS revenue and charges for Eastspring are included within the IFRS Income statement in 'other income' and 'acquisition costs and other expenditure' respectively. Operating income and expense include the Group's share of contribution from joint ventures and associates. In the Consolidated income statement of the Group IFRS consolidated financial statements, the net income after tax from the joint ventures and associates is shown as a single line item.

II(vi) Reconciliation of gross premiums earned to renewal insurance premiums

	2022 $m	2021 $m	
		AER	CER
IFRS gross premiums earned	**23,344**	24,217	23,546
Less: General insurance premium	**(124)**	(124)	(123)
Less: IFRS gross earned premium from new regular and single premium business	**(6,807)**	(6,500)	(6,243)
Add: Renewal premiums from joint ventures and associates [note]	**2,262**	2,295	2,182
Renewal insurance premiums	**18,675**	19,888	19,362
Annual premium equivalent (APE)	**4,393**	4,194	4,013
Life weighted premium income	**23,068**	24,082	23,375

Note

For the purpose of the definition of renewal premiums from joint ventures and associates in the table above, premiums for the deposit component of insurance contracts from CPL are excluded.

II Calculation of alternative performance measures continued

II(vii) Reconciliation of gross premiums earned to APE new business sales

The Group reports APE new business sales as a measure of the new policies sold in the year. APE is calculated as the aggregate of regular premiums and one-tenth of single premiums on new business written during the year for all insurance products, including premiums for contracts designated as investment contracts under IFRS 4. The use of the one-tenth of single premiums is to normalise policy premiums into the equivalent of regular annual payments. This measure is commonly used in the insurance industry to allow comparisons of the amount of new business written in a period by life insurance companies, particularly when the sales contain both single premium and regular premium business. This differs from the IFRS measure of gross premiums earned as shown below:

	2022 $m	2021 $m
Gross premiums earned	**23,344**	24,217
Less: premiums from in-force renewal business note (a)	**(16,413)**	(17,593)
Less: 90% of single premiums on new business sold in the year note (b)	**(3,839)**	(3,602)
Add: APE sales from joint ventures and associates on equity accounting method note (c)	**1,182**	1,104
Other adjustments note (d)	**119**	68
Annual premium equivalent (APE)	**4,393**	4,194

Notes

(a) Gross premiums earned include premiums from existing in-force business as well as new business given the Group's focus on recurring premium business.

(b) APE new business sales only include one-tenth of single premiums, recorded on policies sold in the year. Gross premiums earned include 100 per cent of such premiums.

(c) For the purpose of reporting APE new business sales, the Group's share of amounts sold by the Group's insurance joint ventures and associates are included. Under IFRS, joint ventures and associates are equity accounted and so no amounts are included within gross premiums earned.

(d) APE new business sales are annualised while gross premiums earned are recorded only when revenues are due. Other adjustments also reflect the inclusion of policies written in the year which are classified as investment contracts without discretionary participation features under IFRS 4, which are recorded as deposits and therefore not in gross premiums earned, and the exclusion of general insurance earned on an IFRS basis.

II(viii) Gross premiums earned including joint ventures and associates

	2022 $m	2021 $m
IFRS gross premiums earned	**23,344**	24,217
Gross premiums earned from joint ventures and associates	**4,439**	4,579
Total Group	**27,783**	28,796

Note

Calculated in accordance with the Group's IFRS accounting policies, which includes the full premium for insurance contracts classified under IFRS 4.

II(ix) Reconciliation between IFRS and EEV shareholders' equity

The table below shows the reconciliation of EEV shareholders' equity and IFRS shareholders' equity at the end of the year:

	31 Dec 2022 $m	31 Dec 2021 $m
IFRS shareholders' equity	**16,960**	17,088
Less: DAC assigned zero value for EEV purposes	**(3,254)**	(2,815)
Add: Value of in-force business of long-term business note (a)	**27,266**	35,456
Other note (b)	**1,212**	(2,374)
EEV shareholders' equity	**42,184**	47,355

Notes

(a) EEV shareholders' equity comprises the present value of the shareholders' interest in the value of in-force business, total net worth of long-term business operations and IFRS shareholders' equity of asset management and other operations. The value of in-force business reflects the present value of expected future shareholder cash flows from long-term in-force business which are not captured as shareholders' interest on an IFRS basis. Total net worth represents the regulatory basis net assets for EEV reporting purposes, with adjustments as appropriate.

(b) Other adjustments represent asset and liability valuation differences between IFRS and the local regulatory reporting basis used to value total net worth for long-term insurance operations. These also include the mark-to-market value movements of the Group's core structural borrowings which are fair valued under EEV but are held at amortised cost under IFRS.

II(x) Calculation of return on embedded value

Operating return on embedded value is calculated as the EEV operating profit for the year as a percentage of average EEV basis shareholders' equity.

	2022	2021
EEV operating profit for the year	**3,952**	3,543
Operating profit attributable to non-controlling interests	**(29)**	(28)
EEV operating profit, net of non-controlling interest ($ million)	**3,923**	3,515
Shareholders' equity at 1 Jan*	**47,584**	41,926
Shareholders' equity at 31 Dec	**42,184**	47,355
Average shareholders' equity ($ million)	**44,884**	44,641
Operating return on average shareholders' equity (%)	**9%**	8%

* Opening shareholders' equity at 1 January 2022 has been adjusted for the early adoption of the HK RBC regime. Further details can be found in the Basis of Preparation in the EEV basis results.

New business profit over embedded value is calculated as the EEV new business profit for the year as a percentage of average EEV basis shareholders' equity for long-term insurance business operations, excluding goodwill attributable to equity holders.

	2022	2021
New business profit ($ million)*	**2,184**	2,526
Average EEV basis shareholders' equity for long-term insurance business operations, excluding goodwill attributable to equity holders ($ million)	**41,866**	43,754
New business profit on embedded value (%)	**5%**	6%

* New business profit is attributed to the shareholders of the Group before deducting the amount attributable to non-controlling interests.

Average embedded value has been based on opening and closing EEV basis shareholders' equity for long-term business operations, excluding goodwill attributable to equity holders, as follows:

	2022 $m	**2021** $m
Shareholders' equity at 1 Jan*	**44,875**	42,861
Shareholders' equity at 31 Dec	**38,857**	44,646
Average shareholders' equity	**41,866**	43,754

* Opening shareholders' equity at 1 January 2022 has been adjusted for the early adoption of the HK RBC regime. Further details can be found in the Basis of Preparation in the EEV basis results.

A number of risk factors may affect the financial condition, results of operations and/or prospects of Prudential and its wholly and jointly owned businesses, as a whole, and, accordingly, the trading price of Prudential's shares. The risk factors mentioned below should not be regarded as a complete, exhaustive and comprehensive statement of all potential risks and uncertainties. The information given is as of the date of this document, and any forward-looking statements are made subject to the factors specified under 'Forward-looking statements'.

Prudential's approaches to managing risks are explained in the 'Risk Review' section of this document.

1. Risks relating to prudential's financial situation

1.1 Prudential's businesses are inherently subject to market fluctuations and general economic conditions, each of which may adversely affect the Group's business, financial condition, results of operations and prospects.

Uncertainty, fluctuations or negative trends in global and national macroeconomic conditions and investment climates could have a material adverse effect on Prudential's business and profitability. Prudential operates in a macroeconomic and global financial market environment that has materially changed in recent periods. This presents significant uncertainties and potential challenges. For example, the rise in energy and commodity prices, exacerbated by the Russia-Ukraine conflict and global supply chain stresses, has contributed to the current inflationary environment. This has resulted in central banks, led by the US, rapidly tightening financial conditions with potential for further increases in interest rates in major global economies and the markets in which the Group operates, adversely impacting the valuation of fixed income assets and future profits due to the use of higher discount rates. In addition, the rising rates for developed economies have also led to weakened exchange rates of a number of emerging economies in which the Group operates, adversely impacting Prudential's consolidated financial statements upon the translation of results into US dollars, the Group's reporting currency. Other market uncertainties also include the impact of factors such as the nature and extent of central banks and governments actions in response to the inflationary environment, and the rapid relaxation of the Chinese Mainland's zero tolerance Covid-19 policy as well as border reopening. These uncertainties may apply for a prolonged period of time. The transition to a lower carbon economy, the timing and speed of which is uncertain and will vary by country, may also result in greater uncertainty, fluctuations or negative trends in asset valuations and reduced liquidity, particularly for carbon intensive sectors, and will have a bearing on inflation levels.

The uncertain macroeconomic and financial market environment may have a number of adverse impacts on the business, financial condition and results of the Group, including increased strategic, business, insurance, product and customer conduct risks. In general, upheavals in the financial markets may affect general levels of economic activity, employment and customer behaviour. As a result, insurers may experience an elevated incidence of claims, frauds, lapses, or surrenders of policies, and some policyholders may choose to defer or stop paying insurance premiums or reduce deposits into retirement plans. Uncertainty over livelihoods, elevated cost of living and challenges in affordability may adversely impact the demand for insurance products, and increase regulatory risk in meeting regulatory definitions and expectations with respect to vulnerable customers (see risk factor 3.8). In addition, there may be a higher incidence of counterparty failures. If sustained, this environment is likely to have a negative impact on the insurance sector over time and may consequently have a negative impact on Prudential's business, balance sheet and profitability.

For example, this could occur if the recoverable value of intangible assets for bancassurance agreements and deferred acquisition costs are reduced. New challenges related to market fluctuations and general economic conditions may continue to emerge. For example, sustained inflationary pressures driving interest rates to even higher levels may lead to increased lapses for some guaranteed savings products where higher levels of guarantees are offered by products of the Group's competitors, reflecting consumer demand for returns at the level of, or exceeding, inflation. High inflation, combined with an economic downturn or recession, may also result in affordability challenges, adversely impacting the ability of consumers to purchase insurance products. Rising inflation, via medical claims inflation (with rising medical import prices a factor under current market conditions), may adversely impact the profitability of the Group's businesses.

Global financial markets are subject to uncertainty and volatility created by a variety of factors. These factors include actual or expected changes in monetary policy in the Chinese Mainland, the US and other jurisdictions together with their impact on base interest rates and the valuation of all asset classes and inflation expectations; slowdowns or reversals in world or regional economic growth (particularly where this is abrupt, as has been the case with the impact of the Russia-Ukraine conflict and geopolitical tensions); sector-specific slowdowns or deteriorations which have the potential to have contagion impacts (such as the negative developments in the Chinese Mainland property sector); fluctuations in global energy prices; and concerns over sovereign debt. Other factors include fluctuations in global commodity prices, concerns on the serviceability of sovereign debt in certain economies (particularly as central banks continue to raise rates in response to high inflation and the high indebtedness across sub-Saharan Africa countries), the increased level of geopolitical and political risk and policy-related uncertainty (including those resulting from the Russia-Ukraine conflict and the uncertainty and potential impact on business sentiment and the broader market resulting from the relaxation of pandemic-related restrictions, and border reopening, as well as regulatory tightening across sectors in the Chinese Mainland) and socio-political, climate-driven and pandemic events. The extent of the financial market and economic impact of these factors may be highly uncertain and unpredictable and influenced by the actions, including the duration and effectiveness of mitigating measures of governments, policymakers and the public.

The adverse effects of such factors could be felt principally through the following items:

- Changes to interest rates could reduce Prudential's capital strength and impair its ability to write significant volumes of new business. Increases in interest rates could adversely impact the financial condition of the Group through changes in the present value of future fees for unit-linked based businesses and/or the present value of future profits for accident and health products; and/or reduce the value of its assets and/or have a negative impact on its assets under management and profit. Decreases in interest rates could increase the potential adverse impact of product guarantees included in non-unit-linked products with a savings component; reduce investment returns arising on the Group's portfolios; impact the valuation of debt securities; and/or increase reinvestment risk for some of the Group's investments from accelerated prepayment and increased redemptions.

- A reduction in the financial strength and flexibility of corporate entities, as experienced by a number of issuers within the Chinese Mainland property sector, which may deteriorate the credit rating profile and valuation of the Group's invested credit portfolio (and which may result in an increase in regulatory capital requirements for the Group or its businesses), increased credit defaults and debt restructurings and wider credit and liquidity spreads resulting in realised and unrealised credit losses. Regulations imposing or increasing restrictions on the amount of company debt financing, such as those placing limits on debt or liability ratios, may also reduce the financial flexibility of corporate entities. Similarly, securitised assets in the Group's investment portfolio are subject to default risk and may be adversely impacted by delays or failures of borrowers to make payments of principal and interest when due. Where a widespread deterioration in the financial strength of corporate entities occurs, any assumptions on the ability and willingness of governments to provide financial support may need to be revised.
- Failure of, or legal, regulatory or reputational restrictions on the Group's ability to deal with, counterparties who have transactions with Prudential (such as banks, reinsurers and counterparties to cash management and risk transfer or hedging transactions) to meet commitments could give rise to a negative impact on Prudential's financial position and on the accessibility or recoverability of amounts due or the adequacy of collateral. Geographic or sector concentrations of counterparty credit risk could exacerbate the impact of these events where they materialise.
- Estimates of the value of financial instruments becoming more difficult because in certain illiquid, volatile or closed markets, determining the value at which financial instruments can be realised is highly subjective. Processes to ascertain such values require substantial elements of judgement, assumptions and estimates (which may change over time). Where the Group is required to sell its investments within a defined timeframe, such market conditions may result in the sale of these investments at below expected or recorded prices.
- Illiquidity of the Group's investments. The Group holds certain investments that may, by their nature, lack liquidity or have the potential to lose liquidity rapidly, such as investment funds (including money market funds), privately placed fixed maturity securities, mortgage loans, complex structured securities and alternative investments. If these investments were required to be liquidated on short notice, the Group may experience difficulty in doing so and may be forced to sell them at a lower price than it otherwise would have been able to realise.
- A reduction in revenue from the Group's products where fee income is linked to account values or the market value of the funds under management. Sustained inflationary pressures which may drive higher interest rates may also impact the valuation of fixed income investments and reduce fee income.
- Increased illiquidity, which includes the risk that expected cash inflows from investments and operations will not be adequate to meet the Group's anticipated short-term and long-term policyholder benefits and expense payment obligations. Increased illiquidity also adds to the uncertainty over the accessibility of financial resources which in extreme conditions could impact the functioning of markets and reduce capital resources as valuations decline. This could occur where external capital is unavailable at sustainable cost, increased liquid assets are required to be held as collateral under derivative transactions or redemption restrictions are placed on Prudential's investments in illiquid funds. In addition, significant redemption requests could also be made on Prudential's issued funds and while this may not have a direct impact on the Group's liquidity, it could result in reputational damage to Prudential. The potential impact of increased illiquidity is more uncertain than for other risks such as interest rate or credit risk.

For some non-unit-linked products with a savings component it may not be possible to hold assets which will provide cash flows to match those relating to policyholder liabilities. This may particularly be the case in those markets where bond markets are less developed or where the duration of policyholder liabilities is longer than the duration of bonds issued and available in the market, and in certain markets where regulated premium and claim values are set with reference to the interest rate environment prevailing at the time of policy issue. This results in a mismatch due to the duration and uncertainty of the liability cash flows and the lack of sufficient assets of a suitable duration. While this residual asset/liability mismatch risk can be managed, it cannot be eliminated. If interest rates in these markets are lower than those used to calculate premium and claim values over a sustained period, this could have a material adverse effect on Prudential's reported profit and the solvency of its business units. In addition, part of the profit from the Group's operations is related to bonuses for policyholders declared on with-profits products, which are impacted by the difference between actual investment returns of the with-profits fund (which are broadly based on historical and current rates of return on equity, real estate and fixed income securities) and minimum guarantee rates offered to policyholders. This profit could be lower in particular in a sustained low interest rate environment.

Any of the foregoing factors and events, individually or together, could have a material adverse effect on Prudential's business, financial condition, results of operations and prospects.

1.2 Geopolitical and political risks and uncertainty may adversely impact economic conditions, increase market volatility and regulatory compliance risks, cause operational disruption to the Group and impact the implementation of its strategic plans, which could have adverse effects on Prudential's business, financial condition, results of operations and prospects.

The Group is exposed to geopolitical and political risks and uncertainty in the diverse markets in which it operates. Such risks may include:

- The application of government regulations, executive powers, protectionist or restrictive economic and trade policies or measures adopted by businesses or industries which increase trade barriers or restrict trade, sales, financial transactions, or the transfer of capital, investment, data or other intellectual property, with respect to specific territories, markets, companies or individuals;
- An increase in the volume and pace of domestic regulatory changes, including those applying to specific sectors;
- The increased adoption or implementation of laws and regulations which may purport to have extra-territorial application;
- International trade disputes such as the implementation of trade tariffs;
- Withdrawals or expulsions from existing trading blocs or agreements or financial transaction systems, including those which facilitate cross-border payments;
- The domestic application of measures restricting national airspace with respect to aircraft of specific territories, markets, companies or individuals;
- Measures favouring local enterprises, such as changes to the maximum level of non-domestic ownership by foreign companies or differing treatment of foreign-owned businesses under regulations and tax rules; and
- Measures which require businesses of overseas companies to operate through locally incorporated entities or with requirements on minimum local representation on executive or management committees.

The above measures may have an adverse impact on Prudential through their effects on the macroeconomic outlook and the environment for global regional and national financial markets. They may also increase uncertainties and long-term complexity of legal and regulatory compliance, and result in heightened sanctions risk driven by geopolitical conflicts, as well as increase reputational risks, or may adversely impact Prudential where they apply to, and impact, the economic, business, legal and regulatory environment in specific markets or territories in which the Group, its joint ventures or jointly owned businesses, sales and distribution networks, or third-party service providers have operations. For internationally active groups such as Prudential, operating across multiple jurisdictions, such measures may also add to the complexity of legal and regulatory compliance and increase the risk of conflicts between the requirements of one jurisdiction and another. See risk factor 4.1 below.

Geopolitical and political risks and uncertainty may also adversely impact the Group's operations and its operational resilience. Increased geopolitical tensions may increase domestic and cross-border cyber intrusion activity and therefore increase cyber security risks. Geopolitical and political tensions may also lead to conflict, civil unrest and/or acts of civil disobedience. Such events could impact operational resilience by disrupting Prudential's systems, operations, new business sales and renewals, distribution channels and services to customers, which may result in a reduction in contributions from business units to the central cash balances and profit of the Group, decreased profitability, financial loss, adverse customer impacts and reputational damage and may impact Prudential's business, financial condition, results of operations and prospects.

Legislative or regulatory changes which adversely impact Hong Kong's economy or its international trading and economic relationships, in particular, may result in adverse sales, operational and product distribution impacts to the Group due to the territory being a key market which also hosts Group head office functions.

1.3 Covid-19 continues to have the potential to impact financial market volatility and global economic activity, increase operational disruption risks for businesses and adversely impact Prudential's sales in affected markets and its financial condition, results of operations and prospects.
Whilst most markets have moved to an endemic approach in managing Covid-19, the broader long-term macroeconomic impacts of Covid-19 continue to add uncertainty to the stability and outlook of equity markets, interest rates and credit spreads, and have the potential to affect market liquidity and reduce global economic activity. The potential adverse impacts to the Group of these effects are detailed in risk factor 1.1 above. Where measures to contain Covid-19 have been in effect, the level of sales activity in affected markets has been adversely impacted through a reduction in travel, and in agency and bancassurance activity. In particular, sales in the Group's Hong Kong business have been adversely impacted by the border restrictions in place with the Chinese Mainland. The recent easing of pandemic-related restrictions and the reopening of borders may help with recovery in sales levels in Hong Kong, however, uncertainty remains on the return of Chinese Mainland customers as well as the resumption of their demand for the Group's products in Hong Kong. The longer-term effects of Covid-19 have included, and may continue to include, latent morbidity impacts from the deferral of medical treatment by policyholders. It may be a factor in increasing morbidity claims and there may be implications from other factors such as long-term post-Covid-19 symptoms (although there is currently no consensus on the longer term impact on morbidity).

In response to previous pandemic-related restrictions, Prudential implemented changes to its sales and distribution processes in specific markets. These included virtual face-to-face sales of its products and the online recruitment, training and, where possible, licensing of agents. Such changes may increase or introduce operational and regulatory risks, in particular those focused on customer outcomes and conduct. A failure to apply ongoing appropriate governance and management of these risks may adversely impact Prudential's reputation and brand and the results of its operations. In markets where the level of sales under these processes is material or where such processes become permanent distribution channels, the commercial value of the Group's existing sale and distribution arrangements, such as bancassurance arrangements, may be adversely impacted.

1.4 As a holding company, Prudential is dependent upon its subsidiaries to cover operating expenses and dividend payments.
The Group's insurance and investment management operations are generally conducted through direct and indirect subsidiaries, which are subject to the risks discussed elsewhere in this 'Risk Factors' section.

As a holding company, Prudential's principal sources of funds are remittances from subsidiaries, shareholder-backed funds, the shareholder transfer from long-term funds and any amounts that may be raised through the issuance of equity, debt and commercial paper.

Certain of Prudential's subsidiaries are subject to insurance, asset management, foreign exchange and tax laws, rules and regulations (including in relation to distributable profits that can limit their ability to make remittances). In some circumstances, including where there are changes to general market conditions, this could limit Prudential's ability to pay dividends to shareholders or to make available funds held in certain subsidiaries to cover operating expenses of other members of the Group.

A material change in the financial condition of any of Prudential's subsidiaries may have a material effect on its business, financial condition, results of operations and prospects.

1.5 Prudential is subject to the risk of potential sovereign debt credit deterioration owing to the amounts of sovereign debt obligations held in its investment portfolio.
Investing in sovereign debt creates exposure to the direct or indirect consequences of geopolitical or political, social or economic changes (including changes in governments, heads of state or monarchs), military conflicts, pandemics and associated disruption, and other events affecting the markets in which the issuers of such debt are located and the creditworthiness of the sovereign. Investment in sovereign debt obligations involves risks not present in debt obligations of corporate issuers. In addition, the issuer of the debt or the governmental authorities that control the repayment of the debt may be unable or unwilling to repay principal or pay interest when due (or in their agreed currency) in accordance with the terms of such debt, and Prudential may have limited recourse to compel payment in the event of a default. A sovereign debtor's willingness or ability to repay principal and to pay interest in a timely manner may be affected by, among other factors, its cash flow situation, its relations with its central bank, the extent and availability of its foreign currency reserves, the availability of sufficient foreign exchange on the date a payment is due, the relative size of the debt service burden to the economy as a whole, the sovereign debtor's policy toward local and international lenders, geopolitical tensions and conflicts and the political constraints to which the sovereign debtor may be subject.

Moreover, governments may use a variety of techniques, such as intervention by their central banks or imposition of regulatory controls or taxes, to devalue their currencies' exchange rates, or may adopt monetary, fiscal and other policies (including to manage their debt burdens) that have a similar effect, all of which could adversely impact the value of an investment in sovereign debt even in the absence of a technical default. Periods of economic uncertainty may affect the volatility of market prices of sovereign debt to a greater extent than the volatility inherent in debt obligations of other types of issuers.

In addition, if a sovereign default or other such events described above were to occur, as has happened on certain occasions in the past, other financial institutions may also suffer losses or experience solvency or other concerns, which may result in Prudential facing additional risks relating to investments in such financial institutions that are held in the Group's investment portfolio. There is also risk that public perceptions about the stability and creditworthiness of financial institutions and the financial sector generally might be adversely affected as might counterparty relationships between financial institutions.

If a sovereign were to default on its obligations, or adopt policies that devalued or otherwise altered the currencies in which its obligations were denominated, this could have a material adverse effect on Prudential's business, financial condition, results of operations and prospects.

1.6 Downgrades in Prudential's financial strength and credit ratings could significantly impact its competitive position and damage its relationships with creditors or trading counterparties.

Prudential's financial strength and credit ratings, which are used by the market to measure its ability to meet policyholder obligations, are an important factor affecting public confidence in Prudential's products, and as a result its competitiveness. Downgrades in Prudential's ratings as a result of, for example, decreased profitability, increased costs, increased indebtedness or other concerns could have an adverse effect on its ability to market products and retain current policyholders, as well as the Group's ability to compete for acquisition and strategic opportunities. Downgrades may also impact the Group's financial flexibility, including its ability to issue commercial paper at acceptable levels and pricing. The interest rates at which Prudential is able to borrow funds are affected by its credit ratings, which are in place to measure the Group's ability to meet its contractual obligations.

In addition, changes in methodologies and criteria used by rating agencies could result in downgrades that do not reflect changes in the general economic conditions or Prudential's financial condition.

In addition, any such downgrades could have a material adverse effect on Prudential's business, financial condition, results of operations and prospects. Prudential cannot predict what actions rating agencies may take, or what actions Prudential may take in response to any such actions, which could adversely affect its business.

Any such downgrade of the Group could have an adverse effect on Prudential's financial flexibility, requirements to post collateral under or in connection with transactions and ability to manage market risk exposures. In addition, the interest rates or other costs that the Group incurs in respect of its financing activities may increase as a result. A credit rating downgrade may also affect public confidence in the Group's products and may adversely impact on its ability to market products, retain current policyholders or attract new policyholders.

1.7 Prudential is subject to the risk of exchange rate fluctuations owing to the geographical diversity of its businesses.

Due to the geographical diversity of Prudential's businesses, Prudential is subject to the risk of exchange rate fluctuations. Prudential's operations generally write policies and invest in assets denominated in local currencies. Although this practice limits the effect of exchange rate fluctuations on local operating results, it can lead to fluctuations in Prudential's consolidated financial statements upon the translation of results into the Group's presentation currency. This exposure is not currently separately managed. The Group presents its consolidated financial statements in US dollars. The results of some entities within the Group are not denominated in or linked to the US dollar and some enter into transactions which are conducted in non-US dollar currencies. Prudential is subject to the risk of exchange rate fluctuations from the translation of the results of these entities and non-US dollar transactions and the risks from the maintenance of the HK dollar peg to the US dollar. In cases where a non-US dollar denominated surplus arises in an operation which is to be used to support Group capital or shareholders' interest (ie remittances), this currency exposure may be hedged where considered economically favourable. Prudential is also subject to the residual risks arising from currency swaps and other derivatives that are used to manage the currency exposure.

2. Risks relating to sustainability and environmental, social and governance ('esg') matters

2.1 The failure to understand and respond effectively to the risks associated with ESG factors could adversely affect Prudential's achievement of its long-term strategy.

A failure to manage the material risks associated with key ESG themes detailed below may undermine the Group from meeting its ESG commitments and the sustainability of Prudential by adversely impacting the Group's reputation and brand, and its ability to attract and retain customers and employees, and therefore the results of its operations and delivery of its strategy and long-term financial success.

(a) Environmental risks

Environmental concerns, notably those associated with climate change and their social and economic impacts, present long-term risks to the sustainability of Prudential and may impact its customers and other stakeholders.

Prudential's investment horizons are long-term, and it is therefore exposed to the potential long-term impact of climate change risks, which include the financial and non-financial impact of the transition to a lower carbon economy, physical, reputational and shareholder, customer or third-party litigation risks. The global transition to a lower carbon economy may have an adverse impact on investment valuations and liquidity as the financial assets of carbon intensive companies re-price, and this could result in some asset sectors facing significantly higher costs and a reduction in demand for their products and services. The speed of this transition, and the extent to which it is orderly and managed, will be influenced by factors such as changes in public policy, technology and market or investor sentiment. The potential impact of these factors on the valuation of investments may also have a broader economic impact that may adversely affect customers and their demand for the Group's products. Direct physical and other risks from climate change and the transition to a lower carbon economy have the potential to disproportionately impact the Asia and Africa markets in which Prudential operates and invests, and the Group's stakeholders increasingly expect and/or rely on the Group to support an orderly, inclusive and sustainable transition based on an understanding of relevant market and company-level transition plans taking into consideration the impact on the economies, businesses, communities and customers in these markets.

The Group's ability to sufficiently understand and appropriately respond to transition risk and its ability to deliver on its external carbon reduction commitments and the implementation of ESG considerations in existing or new ESG-orientated products may be limited by insufficient or unreliable data on carbon exposure and transition plans for the investee company assets in which it invests. The direct physical impacts of climate change, driven by both specific short-term climate-related events such as natural disasters and longer-term changes to climate and the natural environment, are likely to become increasingly significant factors in the mortality and morbidity risk assessments for the Group's insurance product underwriting and offerings and their associated claims profiles. Such short-term and long-term changes in markets where Prudential or its key third parties operate could adversely impact the Group's operational resilience and its customers, which may potentially occur through migration or displacement both within and across borders.

The pace and volume of global standards and climate-related regulations emerging across the markets in which the Group operates, the need to deliver on existing and new exclusions or restrictions on investments in certain sectors, engagement and reporting commitments and the demand for externally assured reporting may give rise to compliance, operational and disclosure and litigation risks which may be increased by the multi-jurisdictional coordination required in adopting a consistent risk management approach. The launch of ESG-orientated products, or the (method of) incorporation of ESG considerations in the investment process for existing products, may increase the risks related to the perceived fulfilment of fiduciary duties to customers by the Group's asset managers and may increase regulatory compliance, customer conduct, product disclosure and customer litigation risks. Prudential's voluntary memberships of, or participation within, industry organisations and groups or their initiatives may increase stakeholder expectations of the Group's acquiescence or compliance with their publicised positions or aims and therefore may increase the reputational risk of the Group where their positions or aims evolve. See risk factor 4.1 for details of ESG and sustainability-related regulatory and supervisory developments with potential impacts the Group.

A failure to understand, manage and provide greater transparency of its exposure to these climate-related risks may have increasingly adverse implications for Prudential and its stakeholders.

(b) Social risks

Social risks that could impact Prudential may arise from a failure to consider the rights, diversity, well-being, changing needs, human rights and interests of its customers and employees and the communities in which the Group or its third parties operate. Perceived inequity and income disparities (both with developed markets and within the Group's markets), intensified by the pandemic, have the potential to further erode social cohesion across the Group's markets which may increase operational and disruption risks for Prudential. Direct physical impacts of climate change and deterioration of the natural environment and the global transition to a lower carbon economy may disproportionately impact the stability of livelihoods and health of lower socioeconomic groups within the markets in which the Group operates. These risks are heightened as Prudential operates in multiple jurisdictions and vulnerable to climate change, with distinct local cultures and considerations.

Evolving social norms and emerging population risks associated with public health trends (such as an increase in obesity and mental health deterioration) and demographic changes (such as population urbanisation and ageing) may affect customer lifestyles and therefore may impact the level of claims under the Group's insurance product offerings. As a provider of insurance and investment services, the Group is increasingly focused on making its products more accessible through digital innovation, technologies and distribution methods for a broadening range of products and services. As a result, Prudential has access to extensive amounts of customer personal data, including data related to personal health, and an increasing ability to analyse and interpret this data through the use of complex tools, machine learning and artificial intelligence technologies. The Group is therefore exposed to the regulatory, ethical and reputational risks associated with customer data misuse or security breaches. These risks are explained in risk factor 3.5. The increasing digitalisation of products, services and processes may also result in new and unforeseen regulatory requirements and stakeholder expectations, including those relating to how the Group supports its customers through this transformation.

The Group believes in supporting human rights and acting responsibly and with integrity in everything the Group does, and is committed to fostering an inclusive, diverse and open environment for its employees in accordance with the principles of the Universal Declaration of Human Rights and of the International Labour Organisation's core labour standards. The potential for reputational risk extends to the Group's supply chains and its investee companies, which may be exposed to factors such as poor labour standards and abuses of human rights by third parties. The Group is committed to zero tolerance of slavery, human trafficking, child labour and any other form of human rights abuse within the Group or in its supply chains globally.

(c) Governance

A failure to maintain high standards of corporate governance may adversely impact the Group and its customers and employees and increase the risk of poor decision-making and a lack of oversight and management of its key risks. Poor governance may arise where key governance committees have insufficient independence, a lack of diversity, skills or experience in their members, or unclear (or insufficient) oversight responsibilities and mandates. Inadequate oversight over remuneration also increases the risk of poor senior management behaviours.

Prudential operates across multiple jurisdictions and has a group and subsidiary governance structure which may add further complexity to these considerations. Participation in joint ventures or partnerships where Prudential does not have direct overall control, and the use of third-party service providers, increase the potential for reputational risks arising from inadequate governance.

Sustainability and ESG-related risks may directly or indirectly impact Prudential's business and the achievement of its strategic focus on providing greater and more inclusive access to good health and financial security, responsible stewardship in managing the human impact of climate change and building human and social capital with its broad range of stakeholders, which range from customers, institutional investors, employees and suppliers, to policymakers, regulators, industry organisations and local communities. A failure to transparently and consistently implement the Group's ESG strategy across operational, underwriting and investment activities, as well as a failure to implement and uphold responsible business practices, may adversely impact the financial condition and reputation of the Group. This may also negatively impact the Group's stakeholders, who all have expectations, concerns and aims related to ESG and sustainability matters, which may differ, both within and across the markets in which the Group operates. In its investment activities, Prudential's stakeholders increasingly have expectations of, and place reliance on, an approach to responsible investment that demonstrates how ESG and sustainability considerations are effectively integrated into investment decisions, responsible supply chain management and the performance of fiduciary and stewardship duties. These duties include effective implementation of exclusions, voting and active engagement decisions with respect to investee companies, as both an asset owner and an asset manager, in line with internally defined procedures and external commitments.

The increased demands and expectations of stakeholders for transparency and disclosure of the activities that support these duties further heightens disclosure risks for the Group, including those associated with potentially overstating or mis-stating the positive environmental or societal impacts of the Group's activities, products and services (eg greenwashing).

3. Risks relating to prudential's business activities and industry

3.1 The implementation of large-scale transformation, including complex strategic initiatives, gives rise to significant design and execution risks and may affect Prudential's operational capability and capacity. Failure of these initiatives to meet their objectives may adversely impact the Group and the delivery of its strategy.

Where required in order to implement its business strategies for growth, meet customer needs, improve customer experiences, strengthen operational resilience, meet regulatory and industry requirements and maintain market competitiveness, Prudential from time to time undertakes corporate restructuring, transformation programmes and acquisitions and disposals across its business. Many of these change initiatives are complex, inter-connected and/or of large scale, and include improvement of business efficiencies through operating model changes, advancing the Group's digital capability, expanding strategic partnerships and industry and regulatory-driven change. There may be a material adverse effect on Prudential's business, employees, customers, financial condition, results of operations and prospects if these initiatives incur unplanned costs, are subject to implementation delays, or fail to fully meet their objectives. There may also be adverse implications for the Group in undertaking transformation initiatives such as placing additional strain on employees, operational capacity, and weakening the control environment. Implementing initiatives related to significant accounting standard changes, such as IFRS 17, and other regulatory changes in major businesses of the Group, such as those related to the sale and management of investment-linked products at the Indonesia businesses, may amplify these risks. Leadership changes and changes to the business and operational model of the Group increase uncertainty for its employees, which may affect operational capacity and the ability of the Group to deliver its strategy. Risks relating to these regulatory changes are explained in risk factor 4.1 below.

The speed of technological change in the business could outpace the Group's ability to anticipate all the unintended consequences that may arise from such change. Innovative technologies, such as artificial intelligence, expose Prudential to potential additional regulatory, information security, operational, ethical and conduct risks which, if inadequately managed, could result in customer detriment and reputational damage.

3.2 Prudential's businesses are conducted in highly competitive environments with rapidly developing demographic trends. The profitability of the Group's businesses depends on management's ability to respond to these pressures and trends.

The markets for financial services are highly competitive, with a number of factors affecting Prudential's ability to sell its products and profitability, including price and yields offered, financial strength and ratings, range of product lines and product quality, ability to implement and comply with regulatory changes, the imposition of regulatory sanctions, brand strength and name recognition, investment management performance and fund management trends, historical bonus levels, the ability to respond to developing demographic trends, customer appetite for certain savings products (which may be impacted by broader economic pressures) and technological advances. In some of its markets, Prudential faces competitors that are larger, have greater financial resources or a greater market share, offer a broader range of products or have higher bonus rates.

Further, heightened competition for talented and skilled employees, agents and independent financial advisers may limit Prudential's potential to grow its business as quickly as planned or otherwise implement its strategy. Technological advances, including those enabling increased capability for gathering large volumes of customer health data and developments in capabilities and tools in analysing and interpreting such data (such as artificial intelligence and machine learning), may result in increased competition to the Group, both from within and outside the insurance industry, and may increase the competition risks resulting from a failure to be able to attract or retain talent.

The Group's principal competitors include global life insurers, regional insurers and multinational asset managers. In most markets, there are also local companies that have a material market presence.

Prudential believes that competition will intensify across all regions in response to consumer demand, digital and other technological advances (including the emergence and maturing of new distribution channels), the need for economies of scale and the consequential impact of consolidation, regulatory actions and other factors. Prudential's ability to generate an appropriate return depends significantly upon its capacity to anticipate and respond appropriately to these competitive pressures. This includes managing the potential adverse impacts to the commercial value of the Group's existing sale and distribution arrangements, such as bancassurance arrangements, in markets where new distribution channels develop.

Failure to do so may adversely impact Prudential's ability to attract and retain customers and, importantly, may limit Prudential's ability to take advantage of new business arising in the markets in which it operates, which may have an adverse impact on the Group's business, financial condition, results of operations and growth prospects.

3.3 Adverse experience in the operational risks inherent in Prudential's business, and those of its material outsourcing partners, could disrupt its business functions and have a negative impact on its business, financial condition, results of operations and prospects.

Operational risks are present in all of Prudential's businesses, including the risk of loss arising from inadequate or failed internal processes, systems or human error, fraud, the effects of natural or man-made catastrophic events (such as natural disasters, pandemics, cyber-attacks, acts of terrorism, civil unrest and other catastrophes) or other external events. These risks may also adversely impact Prudential through its partners. Prudential relies on the performance and operations of a number of bancassurance, product distribution, outsourcing (including but not limited to external technology, data hosting and payments) and service partners. These include back office support functions, such as those relating to technology infrastructure, development and support and customer facing operations and services, such as product distribution and services (including through digital channels) and investment operations. This creates reliance upon the resilient operational performance of these partners and exposes Prudential to the risk that the operations and services provided by these partners are disrupted or fail. Further, Prudential operates in extensive and evolving legal and regulatory environments which adds to the complexity of the governance and operation of its business processes and controls.

Exposure to such risks could impact Prudential's operational resilience and ability to perform necessary business functions when there are disruptions to its systems, operations, new business sales and renewals, distribution channels and services to customers, or result in the loss of confidential or proprietary data. Such risks, as well as any weaknesses in administration systems (such as those relating to policyholder records) or actuarial reserving processes, may also result in increased expenses, as well as legal and regulatory sanctions, decreased profitability, financial loss and customer conduct risk impacts.

This could damage Prudential's reputation and relationship with its customers and business partners. A failure to adequately oversee service partners (or their technology and operational systems and processes) could result in significant service degradation or disruption to Prudential's business operations and services to its customers, which may have reputational or conduct risk implications and could have a material adverse effect on the Group's business, financial condition, results of operations and prospects.

Prudential's business requires the processing of a large number of transactions for a diverse range of products. It also employs complex and inter-connected technology and finance systems, models, and user developed applications in its processes to perform a range of operational functions. These functions include the calculation of regulatory or internal capital requirements, the valuation of assets and liabilities and the acquisition of new business using artificial intelligence and digital applications. Many of these tools form an integral part of the information and decision-making frameworks used by Prudential and the risk of adverse consequences arising from erroneous or misinterpreted tools used in core business activities, decision-making and reporting exists. Errors or limitations in these tools, or their inappropriate usage, may lead to regulatory breaches, inappropriate decision-making, financial loss, customer detriment, inaccurate external reporting or reputational damage. The long-term nature of much of the Group's business also means that accurate records are to be maintained securely for significant time periods.

The performance of the Group's core business activities and the uninterrupted availability of services to customers rely significantly on, and require significant investment in, resilient IT applications, infrastructure and security architectural design, data governance and management and other operational systems, personnel, controls and processes. During large-scale disruptive events or times of significant change, or due to other factors impacting operational performance including adequacy of skilled/experienced personnel, the resilience and operational effectiveness of these systems and processes at Prudential and/or its third-party service providers may be adversely impacted. In particular, Prudential and its business partners are making increasing use of emerging technological tools and digital services, or forming strategic partnerships with third parties to provide these capabilities. Automated distribution channels and services to customers increase the criticality of providing uninterrupted services. A failure to implement appropriate governance and management of the incremental operational risks from emerging technologies may adversely impact Prudential's reputation and brand, the results of its operations, its ability to attract and retain customers and its ability to deliver on its long-term strategy and therefore its competitiveness and long-term financial success.

Although Prudential's technology, compliance and other operational systems, models and processes incorporate governance and controls designed to manage and mitigate the operational and model risks associated with its activities, there can be no complete assurance as to the resilience of these systems and processes to disruption or that governance and controls will always be effective. Due to human error, among other reasons, operational and model risk incidents do occur from time to time and no system or process can entirely prevent them. Prudential's legacy and other technology systems, data and processes, as with operational systems and processes generally, may also be susceptible to failure or security/data breaches.

3.4 Attempts to access or disrupt Prudential's technology systems, and loss or misuse of personal data, could result in loss of trust from Prudential's customers and employees and reputational damage, which could have material adverse effects on the Group's business, financial condition, results of operations and prospects.

Prudential and its business partners are increasingly exposed to the risk that individuals (which includes connected persons such as employees, contractors or representatives of Prudential or its third-party service providers, and unconnected persons) or groups may intentionally or unintentionally disrupt the availability, confidentiality and integrity of its technology systems or compromise the integrity and security of data (both corporate and customer), including disruption from ransomware (malicious software designed to restrict Prudential's access to data until the payment of a sum of money and to exfiltrate data with a threat to publicly expose Prudential data if a ransom payment is not paid), and untargeted but sophisticated and automated attacks. Where these risks materialise, this could result in disruption to key operations, make it difficult to recover critical data or services or damage assets, any of which could result in loss of trust from Prudential's customers and employees, reputational damage and direct or indirect financial loss. The Russia-Ukraine conflict has coincided with a significant increase in reported cyber threats and attacks during 2022. Cyber-security threats continue to evolve globally in sophistication and potential significance. Prudential's increasing profile in its current markets and those in which it is entering, growing customer interest in interacting with their insurance providers and asset managers through the internet and social media, improved brand awareness, and increasing adoption of the Group's digital platforms could also increase the likelihood of Prudential being considered a target by cyber criminals. Ransomware campaigns have increased in frequency and represent an increasing threat to the financial services sector, with recent highly publicised attacks on financial services companies.

There is an increasing requirement and expectation on Prudential and its business partners not only to hold the data of customers, shareholders and employees securely, but also to ensure its ongoing accuracy and that it is being used in a transparent, appropriate and ethical way, including in decision-making where automated processes are employed. As Prudential and its business partners increasingly adopt digital technology in business operations, the data the Group generates creates an opportunity to enhance customer engagement while maintaining a responsibility to keep customers' personal data safe. Prudential adheres to data minimisation and 'privacy-by-design' principles, ensuring that the Group only collects and uses data for its intended purpose and does not retain it longer than necessary, and that privacy elements are present both at the onset and throughout the Group's entire data processes. The handling of customer's data is governed by specific policies and frameworks, such as the Group Information Security Policy, the Group Privacy Policy and the Group Data Policy. A failure to adhere to these polices may result in regulatory scrutiny and sanctions and detriment to customers and third-party partners, and may adversely impact the reputation and brand of the Group, its ability to attract and retain customers and deliver on its long-term strategy and therefore the results of its operations.

The risk to the Group of not meeting these requirements and expectations may be increased by the development of cloud-based infrastructure and the usage of digital distribution and service channels, which can collect a broader range of personal and health-related data from individuals at increased scale and speed, and the use of complex tools, machine learning and artificial intelligence technologies to process, analyse and interpret this data. New and currently unforeseeable regulatory issues may also arise from the increased use of emerging technology. Regulatory developments in cybersecurity and data protection continue to progress worldwide.

Across the Group's markets these include the ongoing development of a holistic data governance regime in the Chinese Mainland, including the Data Security Law and Personal Information Protection Law, and the revised Measures for Cybersecurity Review. In Thailand, the Personal Data Protection Act regulations came into effect in June 2022. Such developments may increase the complexity of requirements and obligations in this area, in particular where they include national security restrictions or impose differing and/or conflicting requirements compared with those of other jurisdictions. These risks may also increase the financial and reputational implications for Prudential of regulatory non-compliance or a significant breach of IT systems or data, including at its joint ventures or third-party service providers. The international transfer of data may, as a global organisation, increase regulatory risks for the Group.

The Group has not, to date, experienced or been affected by any cyber and data breaches which have had a material impact on its operations. However, Prudential has been, and likely will continue to be, subject to potential damage from computer viruses, unauthorised access and cyber-security attacks such as 'denial of service' attacks, phishing and disruptive software campaigns. Despite the multi-layers security defences in place, there can be no assurance that such events will not take place which may have material adverse consequential effects on Prudential's business, financial condition, results of operations and prospects.

3.5 Prudential's digital platforms may heighten existing business risks to the Group or introduce new risks as the markets in which it operates, and its partnerships and product offerings evolve.

Prudential's digital platforms, including Pulse, are subject to a number of risks discussed within this 'Risk Factors' section. In particular, these include risks related to legal and regulatory compliance and the conduct of business; the execution of complex change initiatives; information security and data privacy; the use of models (including those using artificial intelligence) and the handling of personal data; the resilience and integrity of IT infrastructure and operations; and those relating to the management of third parties. These existing risks for the Group may be increased due to a number of factors:

- The number of current and planned markets in which Pulse and other digital platforms operate, each with their own laws and regulations, regulatory and supervisory authorities, the scope of application of which may be uncertain or change at pace, may increase regulatory compliance risks;
- The implementation of planned digital platforms and services may require the delivery of complex, inter-connected change initiatives across current and planned markets. This may give rise to design and execution risks, which could be amplified where these change initiatives are delivered concurrently;
- The increased volume, breadth and sensitivity of data on which the business model of the platform is dependent and to which the Group has access, holds, analyses and processes through its models, which increases data security, privacy and usage risks. The use of complex models, including where they use artificial intelligence for critical decision-making, in the application's features and offerings may give rise to ethical, operational, conduct, litigation and reputational risks where they do not function as intended;
- The digital platform and its services may rely on and/or collaborate with a number of third-party partners and providers, which may vary according to the market. This may increase operational disruption risks to the uninterrupted provision of services to customers, regulatory compliance and conduct risks, and the potential for reputational risks; and
- Support for, and development of, the platform may be provided outside of the individual markets in which the platform operates, which may increase the complexity of local legal and regulatory compliance.

New product offerings and functionality may be developed and provided through the digital platforms, which may introduce new regulatory, operational, conduct and strategic risks for the Group. Regulations may be introduced, which limit the permitted scope of online or digitally distributed insurance and asset management services, and may restrict current or planned offerings provided by the platform.

A failure to implement appropriate governance and management of the incremental and new risks detailed above may adversely impact Prudential's reputation and brand, its ability to attract and retain customers, its competitiveness and its ability to deliver on its long-term strategy.

3.6 Prudential operates in certain markets with joint venture partners and other shareholders and third parties. These businesses face the same risks as the rest of the Group and also give rise to certain risks to Prudential that the Group does not face with respect to its wholly owned subsidiaries.

Prudential operates, and in certain markets is required by local regulation to operate, through joint ventures and other joint ownership or third-party arrangements (including associates). The financial condition, operations and reputation of the Group may be adversely impacted, or the Group may face regulatory censure, in the event that any of its partners fails or is unable to meet its obligations under the arrangements, encounters financial difficulty, or fails to comply with local or international regulation and standards such as those pertaining to the prevention of financial crime. Reputational risks to the Group are amplified where any joint ventures or jointly owned businesses carry the Prudential name.

A material proportion of the Group's business comes from its joint venture and associate businesses in the Chinese Mainland and India, respectively. For such operations the level of control exercisable by the Group depends on the terms of the contractual agreements, in particular, those terms providing for the allocation of control among, and continued cooperation between, the participants. As a result, the level of oversight, control and access to management information the Group is able to exercise at these operations may be lower compared to the Group's wholly owned businesses. This may increase the uncertainty for the Group over the financial condition of these operations, including the credit risk profile and valuation of their investment portfolios and the extent of their invested credit and counterparty credit risk exposure, resulting in heightened risks to the Group as a whole. This may particularly be the case where the geographies in which these operations are located experience market or sector-specific slowdowns, disruption, volatility or deterioration (such as the negative developments in the Chinese Mainland property sector). In addition, the level of control exercisable by the Group could be affected by changes in the maximum level of non-domestic ownership imposed on foreign companies in certain jurisdictions. The exposure of the Group to the risks detailed in risk factor 3.1 above may also increase should the Group's strategic initiatives include the expansion of the Group's operations through joint ventures or jointly owned businesses.

In addition, a significant proportion of the Group's product distribution is carried out through agency arrangements and contractual arrangements with third-party service providers not controlled by Prudential, such as bancassurance arrangements, and the Group is therefore dependent upon the continuation of these relationships. The effectiveness of these arrangements, or temporary or permanent disruption to them, such as through significant deterioration in the reputation, financial position or other circumstances of the third-party service providers, material failure in controls (such as those pertaining to the third-party service providers' systems failure or the prevention of financial crime), regulatory changes affecting the governance, operation, or failure to meet any regulatory requirements could adversely affect Prudential's reputation and its business, financial condition, results of operations and prospects.

3.7 Adverse experience relative to the assumptions used in pricing products and reporting business results could significantly affect Prudential's business, financial condition, results of operations and prospects.
In common with other life insurers, the profitability of the Group's businesses depends on a mix of factors including mortality and morbidity levels and trends, policy surrenders and take-up rates on guarantee features of products, investment performance and impairments, unit cost of administration and new business acquisition expenses. The Group's businesses are subject to inflation risk. In particular, the Group's medical insurance businesses are also exposed to medical inflation risk. The potential adverse impacts to the Group's persistency and morbidity experience resulting from Covid-19 related restrictions are described in risk factor 1.3 above. The potential adverse impacts to the profitability of the Group's businesses from the upheavals in financial markets and levels of economic activity on customer behaviours are described in risk factor 1.1 above. While the Group has the ability to re-price some of its products, the frequency of re-pricing may need to be increased. Such repricing is dependent on the availability of operational and resource capacity to do so, as well as the Group's ability to implement such re-pricing in light of the increased regulatory and societal expectations reflecting the affordability of insurance products and the protection of vulnerable customers, as well as the commercial considerations of the markets the Group operates in. The profitability of the Group's businesses also may be adversely impacted by medical reimbursement downgrade experience following any re-pricing.

Prudential, like other insurers, needs to make assumptions about a number of factors in determining the pricing of its products, for setting reserves, and for reporting its capital levels and the results of its long-term business operations. A further factor is the assumptions that Prudential makes about future expected levels of the rates of early termination of products by its customers (known as persistency). This is relevant to a number of lines of business in the Group. Prudential's persistency assumptions reflect a combination of recent past experience for each relevant line of business and expert judgement, especially where a lack of relevant and credible experience data exists. Any expected change in future persistency is also reflected in the assumptions. If actual levels of persistency are significantly different than assumed, the Group's results of operations could be adversely affected.

In addition, Prudential's business may be adversely affected by epidemics, pandemics and other effects that give rise to a large number of deaths or additional sickness claims, as well as increases to the cost of medical claims. Pandemics, significant influenza and other epidemics have occurred a number of times historically, but the likelihood, timing, or the severity of future events cannot be predicted. The effectiveness of external parties, including governmental and non-governmental organisations, in combating the spread and severity of any epidemics, as well as pharmaceutical treatments and vaccines (and their roll-outs) and non-pharmaceutical interventions, could have a material impact on the Group's claims experience. The risks to the Group resulting from Covid-19 are included in risk factor 1.3 above.

Prudential uses reinsurance to selectively transfer mortality, morbidity and other risks. This exposes the Group to the counterparty risk of a reinsurer being unable to pay reinsurance claims or otherwise meet their commitments; the risk that a reinsurer changes reinsurance terms and conditions of coverage, or increases the price of reinsurance which Prudential is unable to pass on to its customers; the risk of ambiguity in the reinsurance terms and conditions leading to uncertainty whether an event is covered under a reinsurance contract; and the risk of being unable to replace an existing reinsurer, or find a new reinsurer, for the risk transfer being sought.

Any of the foregoing, individually or together, could have a material adverse effect on Prudential's business, financial condition, results of operations and prospects.

4. Risks relating to legal and regulatory requirements

4.1 Prudential conducts its businesses subject to regulation and associated regulatory risks, including a change to the basis in the regulatory supervision of the Group, the effects of changes in the laws, regulations, policies and their interpretations and any accounting standards in the markets in which it operates.
Changes in government policy and legislation (including in relation to tax and data security), capital control measures on companies and individuals, regulation or regulatory interpretation applying to companies in the financial services and insurance industries in any of the markets in which Prudential operates (including those related to the conduct of business by Prudential or its third-party distributors), or decisions taken by regulators in connection with their supervision of members of the Group, which in some circumstances may be applied retrospectively, may adversely affect Prudential. The impact from any regulatory changes may be material to Prudential, for example changes may be required to its product range, distribution channels, handling and usage of data, competitiveness, profitability, capital requirements, risk management approaches, corporate or governance structure, financial and non-financial disclosures and reported results and financing requirements. Changes in regulations related to capital have the potential to change the extent of sensitivity of capital to market factors. Also, regulators in jurisdictions in which Prudential operates may impose requirements affecting the allocation of capital and liquidity between different business units in the Group, whether on a geographic, legal entity, product line or other basis. Regulators may also change solvency requirements, methodologies for determining components of the regulatory or statutory balance sheet including the reserves and the level of capital required to be held by individual businesses (with implications to the Group capital position), and the regulation and expectations of customers-facing processes including selling practices, and could introduce changes that impact products sold or that may be sold. Furthermore, as a result of interventions by governments in light of financial and global economic conditions, there may continue to be changes in government regulation and supervision of the financial services industry, including the possibility of higher capital requirements, restrictions on certain types of transactions and enhancement of supervisory powers.

In the markets in which it operates, Prudential is subject to regulatory requirements and obligations with respect to financial crime, including anti-money laundering, and sanctions compliance, which may either impose obligations on the Group to act in a certain manner or restrict the way that it can act in respect of specified individuals, organisations, businesses and/or governments. A failure to do so may adversely impact the reputation of Prudential and/or result in the imposition of legal or regulatory sanctions or restrictions on the Group. For internationally active groups such as Prudential, operating across multiple jurisdictions increases the complexity and volume of legal and regulatory compliance. Compliance with Prudential's legal or regulatory obligations, including those in respect of international sanctions, in one jurisdiction may conflict with the law or policy objectives of another jurisdiction, or may be seen as supporting the law or policy objectives of that jurisdiction over another, creating additional legal, regulatory compliance and reputational risks for the Group. Geopolitical developments, such as the Russia-Ukraine conflict and US-China tensions, may result in an increase in the volume and complexity of international sanctions. These risks may be increased where uncertainty exists on the scope of regulatory requirements and obligations, and where the complexity of specific cases applicable to the Group is high.

Further information on specific areas of regulatory and supervisory requirements and changes are included below.

(a) Group-wide Supervision ('GWS')

To align Hong Kong's regulatory regime with international standards and practices, the Hong Kong IA developed its GWS Framework for multinational insurance groups under its supervision based on a principle-based and outcome-focused approach, which allows the Hong Kong IA to exercise direct regulatory powers over the designated holding companies of multinational insurance groups. The GWS Framework became effective for Prudential upon designation by the Hong Kong IA on 14 May 2021. Whilst the regulatory requirements are in effect, given the early nature of the regime, there is a risk that the interpretations of the principle-based regulatory requirements made by the Group in complying with the regulatory requirements may differ in some aspects from the interpretations made by the Hong Kong IA in their supervision of these principle-based regulatory requirements or as a result of the potential for further regulatory guidance to be issued. Prudential constructively engages with the Hong Kong IA as its Group-wide supervisor to ensure ongoing sustainable compliance.

(b) Global regulatory requirements and systemic risk regulation

Currently there are also a number of ongoing global regulatory developments which could impact Prudential's businesses in the many jurisdictions in which they operate. These include the work of the Financial Stability Board ('FSB') in the area of systemic risk including assessing and mitigating systemic risk through the Holistic Framework ('HF') (replacing the Global Systemically Important Insurer 'G-SII' designations) and the Insurance Capital Standard ('ICS'), both being developed by the International Association of Insurance Supervisors ('IAIS'). In addition, regulators in a number of jurisdictions in which the Group operates are further developing their local capital regimes. There remains a high degree of uncertainty over the potential impact of such changes on the Group.

Efforts to curb systemic risk and promote financial stability are also under way. At the international level, the FSB continues to develop recommendations for the asset management and insurance sectors, including ongoing assessment of systemic risk measures. The IAIS has continued to focus on the following key developments.

In November 2019, the IAIS adopted the Common Framework ('ComFrame') which establishes supervisory standards and guidance focusing on the effective group-wide supervision of Internationally Active Insurance Groups ('IAIGs'). Prudential was included in the first register of IAIGs released by the IAIS on 1 July 2020 and was designated an IAIG by the Hong Kong IA following an assessment against the established criteria in ComFrame.

The IAIS has also been developing the ICS as part of ComFrame. The implementation of ICS will be conducted in two phases: a five-year monitoring phase followed by an implementation phase. The Aggregation Method is one of the alternatives being considered to the default approach undertaken for the ICS during the monitoring period and the related proposals are being led by the National Association of Insurance Commissioners ('NAIC'). In June 2022, the IAIS released a paper on comparable outcomes of the Aggregation Method for ICS. Feedback on this public consultation was received by 15 August 2022 and the IAIS expects to adopt the comparability criteria by March 2023.

In December 2020, the FSB endorsed a new HF, intended for the assessment and mitigation of systemic risk in the insurance sector, (implemented by the IAIS in 2020), and discontinued G-SII designations. Many of the previous G-SII measures have already been adopted into the Insurance Core Principles ('ICPs') and ComFrame, as well as under the Hong Kong IA's GWS Framework. As an IAIG, Prudential is subject to these measures. The HF also includes a monitoring element for the identification of a build-up of systemic risk and to enable supervisors to take action where appropriate. The FSB reserves the right to publicly express its views on whether an individual insurer is systemically important in the global context and the application of any necessary policy measures to address such systemic importance. The FSB will also continue to review the process of assessing and mitigating systemic risk based on the HF and may adjust the process, including bringing back G-SII designations if deemed necessary.

There continues to be material change in the regulatory guidance in this area, including several areas still in development as part of the IAIS' HF implementation and any new or changing regulations could have a further impact on Prudential. Recent developments include:

- At its Annual General Meeting in November 2022, the IAIS Executive Committee agreed to publish the liquidity metrics that have been under development to facilitate the monitoring of the global insurance sector's liquidity risk.
- A public consultation on the review of the individual insurer monitoring assessment methodology was launched in January 2023 to look at how to fine tune systemic risk indicators as part of the regular tri-annual review of the Global Monitoring Exercise.
- The IAIS Executive Committee also adopted an aggregate report on the outcomes of the intensive Targeted Jurisdictional Assessments of the implementation of the HF supervisory material. A public report is due to be released in the first half of 2023. A key conclusion is that significant progress has been made in implementing macroprudential supervisory requirements in recent years.

(c) Regional regulatory regime developments, including climate-related regulatory changes

In 2022, regulators in Asia continue to focus on the financial and operational resilience of the insurance industry as well as customer and policyholder protection. New regulations were continuously, and often concurrently, issued in a number of markets to (1) manage insurance and financial risks, including capital and solvency, and (2) implement effective customer protection, information security and data privacy and residency, third party and technology risk management controls with appropriate corporate governance.

In some of the Group's key markets, major regulatory changes and reforms are in progress, with some uncertainty on the full impact to Prudential:

- In the Chinese Mainland, regulatory developments across a number of industries including the financial sector, have continued at pace, potentially increasing compliance risk to the Group. Recent regulatory developments in the Chinese Mainland which include the following:
  - The China Banking and Insurance Regulatory Commission ('CBIRC') released the official regulation for its China Risk Oriented Solvency System ('C-ROSS II') Phase II, which became effective for Q1 2022 solvency reporting, subject to ongoing transitional arrangements;
  - The Cyberspace Administration of China ('CAC') issued the Measures on Security Assessment of Outbound Data Transfers in Q3 2022, which, although provide more information on cross-border data transfers, imposed new requirements including a mandatory security assessment on outbound data transfers. Businesses that collect and process the personal information of the Chinese Mainland citizens are anticipating further requirements to be introduced;
  - CBIRC issued updated rules since late 2022 for consumer rights protection and information disclosures, where insurers are required to establish mechanisms throughout the business strategy and product lifecycle with proper governance and customer protection. Sufficient product information and risk disclosures should be also provided for different life insurance products. These regulatory developments are intended to promote industry professionalisation, customer satisfaction, and sustainability in the long run;
  - In light of the continuous market developments in Fintech, sustainability and social media, CBIRC is constantly refining its supervisory directions including use of new technology for onsite examinations, offsite surveillance and intelligence for risk identification; and urged financial institutions to deploy emerging technologies to improve the way businesses manage regulatory compliance.
- In Indonesia, regulatory and supervisory focus on the insurance industry remains high. The Financial Services Authority of Indonesia, the Otoritas Jasa Keuangan ('OJK') has significantly revised investment linked products ('ILP') regulations with the aim of increasing insurance penetration and better protecting customer interests and improving market conduct. The final regulations were enacted in Q1 2022 for a full adoption in Q1 2023, and have implications for the product strategies and insurance and compliance risks for insurers. Industry discussion with respect to the implementation of some of the requirements under the new regulations is ongoing. General supervisory focus on insurer governance has increased, in particular on the autonomy of decision-making of local insurers. The OJK has also focused on consumer protection regulations more broadly, enacting updated regulations in April 2022, and has recently enhanced regulatory requirements on technology risk management. The Personal Data Protection Law came into effect in October 2022, which requires actions to enhance data protection governance and procedures including privacy assessments and designated data protection personnel within a two-year transition period. Moreover, a new financial sector law was passed by the Parliament. A notable change includes a new policy guarantee agency in the insurance sector. The Indonesia Deposit Insurance Corporation will expand their assurance coverage on bank savings to also include insurance in case of insurers going bankrupt, further details are expected.
- In Malaysia, the BNM has initiated a multi-phase review of its current RBC frameworks for insurers and takaful operators which has been conducted since 2019. The review aims to ensure that the frameworks remain effective under changing market conditions, facilitate consistent and comparable capital adequacy measurement across the insurance and takaful industry, where appropriate, and achieve greater alignment with key elements of the global capital standards such as ICS, where appropriate. The roll out of the RBC framework is planned in phases, which include quantitative impact studies carried out in 2022, the issuance of exposure drafts in 2023, a Qualitative Impact Study ('QIS') and a parallel run planned in 2024 prior to earliest implementation in 2025, subject to results of the QIS and parallel run.
- In Hong Kong, the Hong Kong IA has in place comprehensive regulations covering all aspects of the insurance product lifecycle. The regulator continues to place increasing focus of its supervision on culture and conduct aspects of local insurers. At the same time, the Hong Kong IA has sought to align the territory's insurance regime with international standards and has been developing a risk-based capital ('RBC') framework. The RBC framework comprises three pillars: quantitative requirements, including assessment of capital adequacy and valuation; qualitative requirements, including corporate governance, Enterprise Risk Management as well as Own Risk and Solvency Assessment; and public disclosures and transparency of information. The Hong Kong IA approved the early adoption of the framework at the Group's Hong Kong business in April 2022. In late 2022, the regulator also shared the ongoing industry priorities for 2023 including Insurtech, ESG, and cybersecurity, which are essential in enabling Hong Kong insurers' development in the Greater Bay Area, further regulatory developments are anticipated. The Hong Kong Government also proposed to establish a Policyholder Protection Scheme in December 2022 as a safety net for policyholders in the event of an insurer's insolvency. A public consultation is underway until end of March 2023, followed by an industry level consultation within the same year.
- In Thailand, the Personal Data Protection Commission was established in January 2022, as the regulator under Thailand's Personal Data Protection Act which became effective in June 2022.
- In Vietnam, the amended Insurance Law is set to take effect on 1 January 2023. Key amendments include provisions for online sales; regulating outsourcing; and training and registration obligations of agents. The new law also contains provisions on RBC, with a five-year grace period, effective from 1 January 2028.
- In India, the Insurance Regulatory and Development Authority of India ('IRDAI') continues to focus on industry reform by boosting innovation, competition, and distribution efficiencies, while moving towards a principle-based regulatory regime with considerations of technology developments. The regulator is in the process of relaxing capital requirements and setting distribution tie-up limits for corporate agents, as well as lengthening the experimentation period for sandbox in order to introduce further ease of doing business for growing India's insurance penetration by 2030.

The increasing use of emerging technological tools and digital services across industry, is likely to lead to new and unforeseen regulatory requirements and issues, including expectations regarding the governance and ethical use of technology, artificial intelligence and data. Distribution and product suitability linked to innovation continues to set the pace of conduct regulatory change in Asia. Prudential falls under the scope of these conduct regulations requiring that regulatory changes are appropriately implemented.

The pace and volume of climate-related regulatory changes is also increasing. Regulators including the Hong Kong IA, the Monetary Authority of Singapore, the BNM in Malaysia and the Financial Supervisory Commission in Taiwan are in the process of developing supervisory and disclosure requirements or guidelines related to environmental and climate change risk management. Other regulators are expected to develop, or are at the early stages of developing, similar requirements. While the Hong Kong IA has yet to propose any insurance-specific regulations on sustainability and climate, it has regularly emphasised its increasing focus in this area in order to support Hong Kong's position as a regional green finance hub, and industry consultations are expected from the Hong Kong IA in 2023. International regulatory and supervisory bodies, such as the International Sustainability Standards Board ('ISSB') and Taskforce on Nature-related Disclosures, are progressing on global ESG and sustainability-related disclosure requirements. Recent high-profile examples of government and regulatory enforcement and civil actions against companies for misleading investors on ESG and sustainability-related information demonstrate that disclosure, reputational and litigation risks remain high and may increase, in particular as companies increase their disclosures or product offerings in this area. These changes and developments may give rise to regulatory compliance, customer conduct, operational, reputational and disclosure risks requiring Prudential to coordinate across multiple jurisdictions in order to apply a consistent risk management approach.

The rapid pace and high volume of regulatory changes and interventions, and swiftness of their application including those driven by the financial services industry, have been observed in recent years across many of the Group's markets. The transformation and regulatory changes have the potential to introduce new, or increase existing, regulatory risks and supervisory interest while increasing the complexity of ensuring concurrent regulatory compliance across markets driven by potential for increased intra-Group connectivity and dependencies. In jurisdictions with ongoing policy initiatives and regulatory developments which will impact the way Prudential is supervised, these developments are monitored at market and group level and inform the Group's risk framework and engagement with government policy makers, industry groups and regulators.

(d) IFRS 17

IFRS 17 became effective from 1 January 2023 and the first external reporting under this basis will be from half year 2023. The new standard requires a fundamental change to accounting, presentation and disclosures for insurance contracts as well as the application of significant judgement and new estimation techniques. The Group has been implementing IFRS 17 through a Group-wide implementation programme over a multi-year period, involving significant enhancements to technology, actuarial and finance systems and processes across the Group. The Group has yet to complete production of its 2022 comparatives using the IFRS 17 accounting standard. IFRS 17 presents a significant change to the method of accounting for insurance contracts. Therefore, in the short term, it may take time for investors, rating agencies and other stakeholders to gain familiarity with the new standard and to interpret the Group's business performance and dynamics as reported under IFRS 17, and in particular to understand the comparisons with previous financial periods.

Apart from IFRS 17, any other changes or modification of IFRS accounting policies may also require a change in the way in which future results will be determined and/or a retrospective adjustment of reported results to ensure consistency.

(e) Inter-bank offered rate ('IBOR') reforms

In July 2014, the FSB announced widespread reforms to address the integrity and reliability of IBORs. The discontinuation of IBORs in their current form and their replacement with alternative risk-free reference rates such as the Secured Overnight Financing Rate ('SOFR') in the US and the Singapore Swap Offer Rate ('SOR') could, among other things, impact the Group through an adverse effect on the value of Prudential's assets and liabilities which are linked to or which reference IBORs, a reduction in market liquidity during any period of transition and increased legal and conduct risks to the Group arising from changes required to documentation and its related obligations to its stakeholders.

(f) Investor contribution schemes

Various jurisdictions in which Prudential operates have created investor compensation schemes that require mandatory contributions from market participants in some instances in the event of a failure of a market participant. As a major participant in the majority of its chosen markets, circumstances could arise in which Prudential, along with other companies, may be required to make such contributions.

4.2 The conduct of business in a way that adversely impacts the fair treatment of customers could have a negative impact on Prudential's business, financial condition, results of operations and prospects or on its relations with current and potential customers.

In the course of its operations and at any stage of the customer and product lifecycle, the Group or its intermediaries may conduct business in a way that adversely impacts customer outcomes and the fair treatment of customers ('conduct risk'). This may arise through a failure to design, provide and promote suitable products and services to customers that meet their needs, are clearly explained or deliver real value, provide and promote a high standard of customer service, appropriately and responsibly manage customer information, or appropriately handle and assess complaints. A failure to identify or implement appropriate governance and management of conduct risk may result in harm to customers and regulatory sanctions and restrictions, and may adversely impact Prudential's reputation and brand, its ability to attract and retain customers, its competitiveness, and its ability to deliver on its long-term strategy. There is an increased focus by regulators and supervisors on customer protection, suitability, and inclusion across the markets in which the Group operates, therefore increasing regulatory compliance and reputational risks to the Group in the event the Group is unable to effectively implement the regulatory changes and reforms stated in risk factor 4.1 above.

Prudential is, and in the future may continue to be, subject to legal and regulatory actions in the ordinary course of its business on matters relevant to the delivery of customer outcomes. Such actions relate, and could in the future relate, to the application of current regulations or the failure to implement new regulations, regulatory reviews of broader industry practices and products sold (including in relation to lines of business that are no longer active) in the past under acceptable industry or market practices at the time and changes to the tax regime affecting products. Regulators may also focus on the approach that product providers use to select third-party distributors and to monitor the appropriateness of sales made by them and the responsibility of product providers for the deficiencies of third-party distributors.

There is a risk that new regulations introduced may have a material adverse effect on the sales of the products by Prudential and increase Prudential's exposure to legal risks. Any regulatory action arising out of the Group's position as a product provider could have an adverse impact on the Group's business, financial condition, results of operations and prospects, or otherwise harm its reputation.

4.3 Litigation, disputes and regulatory investigations may adversely affect Prudential's business, financial condition, cash flows, results of operations and prospects.
Prudential is, and may in the future be, subject to legal actions, disputes and regulatory investigations in various contexts, including in the ordinary course of its insurance, investment management and other business operations. These legal actions, disputes and investigations may relate to aspects of Prudential's businesses and operations that are specific to Prudential, or that are common to companies that operate in Prudential's markets. Legal actions and disputes may arise under contracts, regulations or from a course of conduct taken by Prudential, including class action litigation. Although Prudential believes that it has adequately provided in all material respects for the costs of litigation and regulatory matters, no assurance can be provided that such provisions are sufficient. Given the large or indeterminate amounts of damages sometimes sought, other sanctions that might be imposed and the inherent unpredictability of litigation and disputes, it is possible that an adverse outcome could have an adverse effect on Prudential's business, financial condition, cash flows, results of operations and prospects.

4.4 Changes in tax legislation may result in adverse tax consequences for the Group's business, financial condition, results of operations and prospects.
Tax rules, including those relating to the insurance industry, and their interpretation may change, possibly with retrospective effect in any of the jurisdictions in which Prudential operates. Significant tax disputes with tax authorities, and any change in the tax status of any member of the Group or in taxation legislation or its scope or interpretation could affect Prudential's business, financial condition, results of operations and prospects.

The Organisation for Economic Co-operation and Development ('OECD') is currently undertaking a project intended to modernise the global international tax system, commonly referred to as Base Erosion and Profit-Shifting 2.0. The project has two pillars. The first pillar is focused on the allocation of taxing rights between jurisdictions for in-scope multinational enterprises that sell cross-border goods and services into countries with little or no local physical presence. The second pillar is focused on developing a global minimum tax rate of 15 per cent applicable to in-scope multinational enterprises.

On 8 October 2021 the OECD issued a statement setting out the high level principles which have been agreed by over 130 jurisdictions involved in the project. Based on the 8 October 2021 OECD statement, Prudential does not expect to be affected by proposals under the first pillar given they include an exemption for regulated financial services companies.

On 20 December 2021 the OECD published detailed model rules for the second pillar, with implementation of the rules initially envisaged by 2023. These rules will apply to Prudential when implemented into the national law of jurisdictions where it has entities within the scope of the rules. On 14 March 2022 the OECD issued detailed guidance to assist with interpreting the model rules. On 20 December 2022 the OECD issued additional documents including proposals for safe harbours and a consultation on the proposed information return. On 2 February 2023 the OECD also issued its first tranche of agreed administrative guidance which is intended to ensure that the model rules are implemented and applied in a co-ordinated manner. It is expected that a revised version of the guidance (which was issued in March 2022) will be released later this year. Furthermore, the OECD is expected to publish further agreed administrative guidance on an ongoing basis.

On 17 November 2022 the UK government confirmed its intention to implement rules into UK legislation for the second pillar through inclusion in the Spring Finance Bill 2023 with the rules applying to accounting periods beginning on or after 31 December 2023. On 23 December 2022, the parliament of the Republic of Korea approved the budget bill for 2023 which includes the enactment of rules for the second pillar. This enactment of the rules in the Republic of Korea is not, in isolation, expected to have any impact for Prudential.

A number of jurisdictions in which Prudential has operations have indicated that consideration is being given to introducing a domestic minimum tax for in-scope multinationals alongside introducing the model rules. As Prudential operates in a number of jurisdictions where the effective tax rate can be less than 15 per cent, the implementation of the model rules and/or equivalent domestic minimum tax rules may have an adverse impact on the Group. Until all expected OECD documents are published and details of implementing domestic legislation in relevant jurisdictions are available, the full extent of the long-term impact on Prudential's business, tax liabilities and profits remain uncertain.

Glossary

A

Acquisition costs or expenses
Acquisition costs or expenses include the initial expenses and commissions incurred in writing new business. Typically, under IFRS, an element of acquisition costs is deferred ie not expensed in the year incurred, and instead amortised in the income statement in line with the emergence of surpluses on the related contracts.

Actual exchange rates (AER)
Actual historical exchange rates for the specific accounting period, being the average rates over the year for the income statement and the closing rates at the balance sheet date for the statement of financial position.

Administration expenses
Administration expenses are expenses and renewal commissions incurred in managing existing business.

Alternative performance measures (APMs)
APMs are non-GAAP measures used by the Prudential Group within its annual reports to supplement disclosures prepared in accordance with widely accepted guideline and principles established by accounting standard setters, such as International Financial Reporting Standards. These measures provide useful information to enhance the understanding of the Group's financial performance.

American Depositary Receipts (ADRs)
The stocks of most foreign companies that trade in the US markets are traded as ADRs. US depositary banks issue these stocks. Each ADR represents one or more shares of foreign stock or a fraction of a share. The price of an ADR corresponds to the price of the foreign stock in its home market, adjusted to the ratio of the ADRs to foreign company shares.

Annual premium equivalent (APE)
A measure of new business sales, which is a key metric for the Group's management of the development and growth of the business. APE is calculated as the aggregate of annualised regular premiums from new business and one-tenth of single premiums on new business written during the period for all insurance products, including premiums for contracts designated as investment contracts under IFRS 4.

Assets under management
Assets under management represent all assets managed by or on behalf of the Group, including those assets managed by third parties. Assets under management include managed assets that are included within the Group's statement of financial position and those assets belonging to external clients outside the Prudential Group, which are therefore not included in the Group's statement of financial position. These are also referred to as funds under management.

Available for sale (AFS)
Securities that have been acquired neither for short-term sale nor to be held to maturity. AFS securities are measured at fair value on the statement of financial position with unrealised gains and losses being booked in other comprehensive income instead of the income statement.

B

Bancassurance
An agreement with a bank to offer insurance and investment products to the bank's customers.

Bonuses
Bonuses refer to the non-guaranteed benefit added to participating life insurance policies and are the way in which policyholders receive their share of the profits of the policies. These include regular bonus and final bonus and the rates may vary from period to period.

C

Cash remittances
Amounts paid by our business units to the Group comprising dividends and other transfers net of capital injections, which are reflective of emerging earnings and capital generation.

Cash surrender value
The amount of cash available to a policy holder on the surrender of or withdrawal from a life insurance policy or annuity contract.

China Risk-Oriented Solvency System (C-ROSS)
A regulatory framework that governs the insurance industry in China effective from 1 March 2021. The second phase of the C-ROSS (or C-ROSS II) became effective in the first quarter of 2022.

Collective investment schemes (CIS)
CIS is an open-ended investment fund of pooled assets in which an investor can buy and sell units that are issued in the form of shares.

Constant exchange rates (CER)
Prudential plc reports its results at both AER to reflect actual results and also CER to eliminate the impact from exchange translation. CER results are calculated by translating prior year results using current year foreign currency exchange rates, ie current year average rates for the income statements and current year closing rate for the statement of financial position.

Core structural borrowings
Borrowings which Prudential considers forming part of its core capital structure and excludes operational borrowings.

Credit risk
The risk of loss if another party fails to meet its obligations or fails to do so in a timely fashion.

Currency risk
The risk that asset or liability values, cash flows, income or expenses will be affected by changes in exchange rates. Also referred to as foreign exchange risk.

D

Discretionary participation features (DPF)
These represent a contractual right to receive, as a supplement to guaranteed benefits, additional benefits that are likely to be a significant portion of the total contractual benefits. The amount or timing of the benefits is contractually at the discretion of the issuer and the benefits are contractually based on asset, fund, company or other entity performance.

E

Endowment product
An ordinary individual life insurance product that provides the insured party with various guaranteed benefits if it survives specific maturity dates or periods stated in the policy. Upon the death of the insured party within the coverage period, a designated beneficiary receives the face value of the policy.

Environmental, Social and Governance (ESG)
ESG refers to the three central factors in measuring the sustainability and societal impact of an investment in a company or business, which is qualitative and non-financial and not readily quantifiable in monetary terms. The key features of Prudential ESG framework are its three strategic pillars: 1) making health and financial security accessible; 2) stewarding the human impacts of climate change; and 3) building social capital.

European Embedded Value (EEV)
Financial results that are prepared on a supplementary basis to the Group's consolidated IFRS results and which are prepared in accordance with a set of Principles issued by the CFO Forum of European Insurance Companies in 2016. Embedded value is a way of measuring the current value to shareholders of the future profits from life business written based on a set of assumptions.

F

Funds under management
See 'assets under management' above.

G

Group free surplus
Free surplus is the metric we use to measure the internal cash generation of our business operations and broadly reflects the amount of money available to our operational businesses for investing in new business, strengthening our capacity and capabilities to grow the business, and potentially paying returns to the Group. For our insurance businesses it largely represents the Group's available regulatory capital resources after allowing for the prescribed required regulatory capital held to support the policies in issue, with a number of adjustments so that the free surplus better reflects resources potentially available for distribution to the Group. For our asset management businesses, Group holding companies and other non-insurance companies, the measure is based on IFRS net assets with certain adjustments, including to exclude accounting goodwill and to align the treatment of capital with our regulatory basis. Operating free surplus generation represents amounts emerging from the in-force business during the year, net of amounts reinvested in writing new business. For asset management businesses, it equates to post-tax adjusted operating profit for the year.

Group-wide Supervision (GWS) Framework
Regulatory framework developed by the Hong Kong Insurance Authority (see below) for multinational insurance groups under its supervision. The GWS Framework is based on a principle-based and outcome-focused approach and allows the Hong Kong Insurance Authority to exercise direct regulatory powers over the designated holding companies of multinational insurance groups. The GWS framework sets out a measure of capital for the Group as a whole, by aggregating the capital measures of individual insurance businesses and other regulated businesses, as well as the capital resources held by Group holding companies.

H

Health and protection (H&P) products or accident and health (A&H) products
These comprise health and personal accident insurance products, which provide morbidity or sickness benefits and include health, disability, critical illness and accident coverage. H&P products are sold both as standalone policies and as riders (see below) that can be attached to life insurance products. H&P riders are presented together with ordinary individual life insurance products for the purposes of disclosure of financial information.

Hong Kong Insurance Authority (IA)
The Hong Kong IA is an insurance regulatory body responsible for the regulation and supervision of the Hong Kong insurance industry.

I

In-force
An insurance policy or contract reflected on records that has not expired, matured or otherwise been surrendered or terminated.

International Association of Insurance Supervisors (IAIS)
The IAIS is a voluntary membership organisation of insurance supervisors and regulators. It is the international standard-setting body responsible for developing and assisting in the implementation of principles, standards and other supporting material for the supervision of the insurance sector.

International Financial Reporting Standards (IFRS Standards)
Accounting standards and practices that are developed and issued by the IFRS Foundation and the International Accounting Standards Board (IASB).

Investment grade
Investments rated BBB- or above for S&P and Baa3 or above for Moody's. Generally, they are bonds that are judged by the rating agency as likely enough to meet payment obligations that banks are allowed to invest in them.

Investment-linked products or contracts
Insurance products where the surrender value of the policy is linked to the value of underlying investments (such as collective investment schemes, internal investment pools or other property) or fluctuations in the value of underlying investment or indices. Investment risk associated with the product is usually borne by the policyholder. Insurance coverage, investment and administration services are provided for which the charges are deducted from the investment fund assets. Benefits payable will depend on the price of the units prevailing at the time of surrender, death or the maturity of the product, subject to surrender charges. These are also referred to as unit-linked products or unit-linked contracts.

K

Key performance indicators (KPIs)
These are measures by which the development, performance or position of the business can be measured effectively. The Group Board reviews the KPIs annually and updates them where appropriate.

L

Liquidity coverage ratio (LCR)
Prudential calculates this as assets and resources available to us that are readily convertible to cash to cover corporate obligations in a prescribed stress scenario. We calculate this ratio over a range of time horizons extending to twelve months.

Liquidity premium
This comprises the premium that is required to compensate for the lower liquidity of corporate bonds relative to swaps and the mark-to-market risk premium that is required to compensate for the potential volatility in corporate bond spreads (and hence market values) at the time of sale.

M

Million Dollar Round Table (MDRT)
MDRT is a global, independent association of life insurance and financial services professionals that recognises professional knowledge, strict ethical conduct and outstanding client service. MDRT membership is recognised internationally as the standard of excellence in the life insurance and financial services business.

Money Market Fund (MMF)
An MMF is a type of mutual fund that has relatively low risks compared to other mutual funds and most other investments and historically has had lower returns. MMF invests in high quality, short-term debt securities and pays dividends that generally reflect short-term interest rates. The purpose of an MMF is to provide investors with a safe place to store cash or as an alternative to investing in the stock market.

Morbidity rate
Rate of sickness, varying by such parameters as age, gender and health, used in pricing and computing liabilities for future policyholders of health products, which contain morbidity risks.

Mortality rate
Rate of death, varying by such parameters as age, gender and health, used in pricing and computing liabilities for future policyholders of life and annuity products, which contain mortality risks.

N

Net premiums
Life insurance premiums net of reinsurance ceded to third-party reinsurers.

Net worth
Net assets for EEV reporting purposes that reflect the regulatory basis position, sometimes with adjustments to achieve consistency with the IFRS treatment of certain items.

New business margin
New business margin is expressed as the value of new business profit as a percentage of APE and the present value of new business premiums (see below) expected to be received on an EEV basis.

New business profit (NBP)
The profits, calculated in accordance with EEV Principles, from business sold in the financial reporting period under consideration. NBP is how we measure the amount of profit we estimate we will make from any new policies we sell, for as long as those policies are active. To estimate these future profits, we make a number of assumptions. For example, we estimate the average length of a typical policy and the premiums that will be payable, plus the amount we expect to pay to the customer over the life of the policy. We also estimate how much it costs to service a policyholder, including any income that might be gained on investments we make in relation to that policy. Then we reduce or discount these estimates to recognise that these profits arise over a long period of time.

Non-participating business
A life insurance policy where the policyholder is not entitled to a share of the company's profits and surplus but receives certain guaranteed benefits. Examples include pure risk policies (eg fixed annuities, term insurance, critical illness) and unit-linked insurance contracts.

O

Operational borrowings
Borrowings which arise in the normal course of the business, including all lease liabilities under IFRS 16.

P

Participating funds
Distinct portfolios where the policyholders have a contractual right to receive, at the discretion of the insurer, additional benefits based on factors such as the performance of a pool of assets held within the fund, as a supplement to any guaranteed benefits. The insurer may either have discretion as to the timing of the allocation of those benefits to participating policyholders or may have discretion as to the timing and the amount of the additional benefits.

Participating policies or participating business
Contracts of insurance where the policyholders have a contractual right to receive, at the discretion of the insurer, additional benefits based on factors such as investment performance, as a supplement to any guaranteed benefits. This is also referred to as with-profits business.

Persistency
The percentage of policies remaining in force from period to period.

Present value of new business premiums (PVNBP)
PVNBP is calculated as the aggregate of single premiums and the present value of expected future premiums from regular premium new business, allowing for lapses and other assumptions made in determining the EEV new business contribution.

R

Regular premium product
A life insurance product with regular periodic premium payments.

Renewal or recurring premiums
Renewal or recurring premiums are the subsequent premiums that are paid on regular premium products.

Rider
A supplemental plan that can be attached to a basic insurance policy, typically with payment of additional premiums.

Risk-based capital (RBC) framework
RBC is a method of measuring the minimum amount of capital set by regulators as appropriate for a reporting entity to support its overall business operations in consideration of its size and the level of risk it is faced. RBC limits the amount of risk a company can take and act as a cushion to protect a company from insolvency. RBC is intended to be a minimum regulatory capital standard and not necessarily the full amount of capital that an insurer would want to hold to meet its safety and competitive objectives. In addition, RBC is not designed to be used as a stand-alone tool in determining financial solvency of an insurance company; rather it is one of the tools that give regulators legal authority to take control of an insurance company.

S

Single premiums
Single premium policies of insurance are those that require only a single lump sum payment from the policyholder.

Stochastic techniques
Stochastic techniques incorporate results from repeated simulations using key financial parameters which are subject to random variations and are projected into the future.

Subordinated debt
A fixed interest issue or debt that ranks below other debt in order of priority for repayment if the issuer is liquidated. Holders are compensated for the added risk through higher rates of interest.

Surrender
The termination of a life insurance policy or annuity contract at the request of the policyholder after which the policyholder receives the cash surrender value, if any, of the contract.

Surrender charge
The fee charged to a policyholder when a life insurance policy or annuity contract is surrendered for its cash surrender value prior to the end of the surrender charge period.

T

Time value of options and guarantees (TVOG)

The value of financial options and guarantees comprises two parts, the intrinsic value and the time value. The intrinsic value is given by a deterministic valuation on best estimate assumptions. The time value is the additional value arising from the variability of economic outcomes in the future.

U

Unallocated surplus

Unallocated surplus is recorded wholly as a liability and represents the excess of assets over policyholder liabilities for Prudential's with-profits funds. The balance retained in the unallocated surplus represents cumulative income arising on the with-profits business that has not been allocated to policyholders or shareholders.

Unit-linked products or unit-linked contracts

See 'investment-linked products or contracts' above.

Universal life

An insurance product where the customer pays flexible premiums, subject to specified limits, which are accumulated in an account and are credited with interest (at a rate either set by the insurer or reflecting returns on a pool of matching assets). The customer may vary the death benefit and the contract may permit the customer to withdraw the account balance, typically subject to a surrender charge.

V

Value of in-force business (VIF)

The present value of future shareholder cash flows projected to emerge from the assets backing liabilities of the in-force covered business.

W

Whole life contracts

A type of life insurance policy that provides lifetime protection, commonly used for estate planning purposes. Premiums must usually be paid for life, and the sum assured is paid out whenever death occurs.

With-profits contracts

For Prudential, the most significant with-profits contracts are written in Hong Kong, Malaysia and Singapore. See 'participating policies or participating business' above.

With-profits funds

See 'participating funds' above.

Y

Yield

A measure of the rate of return received from an investment in percentage terms by comparing annual income (and any change in capital) to the price paid for the investment.

Yield curve

A line graph that shows the relative yields on debt over a range of maturities typically from three months to 30 years. Investors, analysts and economists use yield curves to evaluate bond markets and interest rate expectations.

Shareholder information

Communication with shareholders

The Group maintains a corporate website containing a wide range of information relevant for private and institutional investors, including the Group's financial calendar: www.prudentialplc.com

Shareholder meetings

The 2023 Annual General Meeting (AGM) will be held in London on Thursday 25 May 2023 at 10.30am. We would encourage all shareholders to participate in the AGM and will again offer an option to link digitally to the meeting as an alternative, which will enable full participation by all shareholders. The 2023 AGM notice will provide more details on meeting arrangements and how to participate.

Prudential will continue its practice of calling a poll on all resolutions and the voting results, including all proxies lodged prior to the meeting, are subsequently published on the Company's website.

Shareholders were able to attend the 2022 AGM in person or digitally, where they were able to view a live video feed, submit voting instructions and ask direct questions to the Board. Details of the 2022 AGM, including the results of shareholders' votes, can be found on the Company's website at www.prudentialplc.com/en/investors/shareholder-information/agm/2022

In accordance with relevant legislation, shareholders holding 5 per cent or more of the fully paid up issued share capital are able to require the Directors to hold a general meeting. Written shareholder requests should be addressed to the Company Secretary at the registered office.

Company constitution

Prudential is governed by the Companies Act 2006, other applicable legislation and regulations, and provisions in its Articles of Association (Articles). Any change to the Articles must be approved by special resolution of the shareholders. There were no changes to the constitutional documents during 2022. The current Memorandum and Articles are available on the Company's website.

Issued share capital

The issued share capital as of 31 December 2022 consisted of 2,749,669,380 (2021: 2,746,412,265) ordinary shares of 5 pence each, all fully paid up and listed on the London Stock Exchange and the Hong Kong Stock Exchange. As of 31 December 2022, there were 38,453 (2021: 41,532) accounts on the register. Further information can be found in note C8 on page 335.

Prudential also maintains secondary listings on the New York Stock Exchange (in the form of American Depositary Receipts which are referenced to ordinary shares on the main UK register) and the Singapore Stock Exchange. Prudential has maintained a sufficiency of public float throughout the reporting period as required by the Hong Kong Listing Rules.

Analysis of shareholder accounts as of 31 December 2022

Balance ranges	Total number of holdings	Percentage of holders	Total number of shares	Percentage of issued capital
1–1,000	27,209	70.76%	6,500,397	0.24%
1,001 –5,000	7,918	20.59%	17,434,824	0.63%
5,001–10,000	1,262	3.28%	8,791,251	0.32%
10,001–100,000	1,206	3.14%	36,907,373	1.34%
100,001–500,000	440	1.14%	102,842,323	3.74%
500,001–1,000,000	136	0.35%	97,308,564	3.54%
1,000,001 upwards	282	0.73%	2,479,884,648	90.19%
Totals	38,453		2,749,669,380	

Major shareholders

The table below shows the holdings of major shareholders in the Company's issued ordinary share capital, as of 31 December 2022, as notified and disclosed to the Company in accordance with the Disclosure Guidance and Transparency Rules.

As of 31 December 2022	% of total voting rights
BlackRock, Inc	5.08
Norges Bank	3.10

On 27 January, Norges Bank notified Prudential that its holding had decreased to 3.01 per cent of the company's issued share capital. On 13 March, Norges Bank notified Prudential that its holding had increased to 3.10 per cent of the company's issued share capital.

Whilst no formal notice has been disclosed to the Company in accordance with the Disclosure Guidance and Transparency Rules, we understand that Third Point LLC no longer have a financial interest in the Company's issued ordinary share capital.

Rights and obligations

The rights and obligations attaching to the Company's shares are set out in full in the Articles. There are currently no voting restrictions on the ordinary shares, all of which are fully paid, and each share carries one vote on a poll. If votes are cast on a show of hands, each shareholder present in person or by proxy, or in the case of a corporation, each of its duly authorised corporate representatives, has one vote except that if a proxy is appointed by more than one member, the proxy has one vote for and one vote against if instructed by one or more members to vote for the resolution and by one or more members to vote against the resolution. Where, under an employee share plan, participants are the beneficial owners of the shares but not the registered owners, the voting rights are normally exercisable by the trustee on behalf of the registered owner in accordance with the relevant plan rules. The trustees would not usually vote on any unallocated shares held in trust but they may do so at their discretion provided it would be in the best interests of the beneficiaries of the trust and permitted under the relevant trust deed.

As of 14 March 2023, the trustees held 0.44 per cent of the issued share capital under the various plans in operation. Rights to dividends under the various schemes are set out on pages 228 to 279.

Restrictions on transfer

In accordance with English company law, shares may be transferred by an instrument of transfer or through an electronic system (currently CREST) and any transfer is not restricted except that the Directors may, in certain circumstances, refuse to register transfers of shares but only if such refusal does not prevent dealings in the shares from taking place on an open and proper basis. If the Directors make use of that power, they must send the transferee notice of the refusal within two months. Certain restrictions may be imposed from time to time by applicable laws and regulations (for example, insider trading laws) and pursuant to the Listing Rules of both the Financial Conduct Authority and the Hong Kong Stock Exchange, as well as under the rules of some of the Group's employee share plans.

All Directors are required to hold a minimum number of shares under guidelines approved by the Board, which they would also be expected to retain as described on page 254 of the Directors' Remuneration Report.

Authority to issue shares

The Directors require authority from shareholders in relation to the issue of shares. Whenever shares are issued, these must be offered to existing shareholders pro rata to their holdings unless the Directors have been given authority by shareholders to issue shares without offering them first to existing shareholders. Prudential seeks authority from its shareholders on an annual basis to issue shares up to a maximum amount, of which a defined number may be issued without pre-emption.

Disapplication of statutory pre-emption procedures is also sought for rights issues. The existing authorities to issue shares, and to do so without observing pre-emption rights, are due to expire at the end of this year's AGM. Relevant resolutions to authorise share capital issuances will be put to shareholders at the AGM on 25 May 2023.

Details of shares issued during 2022 and 2021 are given in note C8 on page 335. In accordance with the terms of a waiver granted by the Hong Kong Stock Exchange, Prudential confirms that it complies with the applicable law and regulation in the UK in relation to the holding of shares in treasury and with the conditions of the waiver in connection with the purchase of own shares and any treasury shares it may hold.

Authority to purchase own shares

The Directors also require authority from shareholders in relation to the purchase of the Company's own shares. Prudential seeks authority by special resolution on an annual basis for the buy-back of its own shares in accordance with the relevant provisions of the Companies Act 2006 and other related guidance. This authority has not been used since it was last granted at the AGM in 2022. This existing authority is due to expire at the end of this year's AGM and a special resolution to renew the authority will be put to shareholders at the AGM on 25 May 2023.

Dividend information

2022 second interim dividend	Shareholders registered on the UK register and Hong Kong branch register	Holders of American Depositary Receipts	Shareholders with ordinary shares standing to the credit of their CDP securities accounts
Ex-dividend date	23 March 2023	–	23 March 2023
Record date	24 March 2023	24 March 2023	24 March 2023
Payment date	15 May 2023	15 May 2023	On or around 22 May 2023

Several dividend waivers are in place in respect of shares issued but not allocated under the Group's employee share plans. These shares are held by the trustees and will, in due course, be used to satisfy requirements under the Group's employee share plans. The dividends waived represent less than 1 per cent of the value of dividends paid during the year.

Dividend mandates

Dividends are paid directly into UK-based shareholders' bank or building society accounts. UK-based shareholders should contact EQ should they have any questions concerning the payment of dividends, or to provide their bank or building society account details. Alternatively, UK-based shareholders may download the form from www.shareview.co.uk

Shareholders on the UK and Hong Kong registers have the option to elect to receive their dividend in US dollars instead of pounds sterling or Hong Kong dollars respectively. More information may be found on www.shareview.co.uk

Cash dividend alternative

The Company operates a Dividend Re-investment Plan (DRIP). UK-based shareholders who have elected for the DRIP will automatically receive shares for all future dividends in respect of which a DRIP alternative is offered. The election may be cancelled at any time by the shareholder. Further details of the DRIP and the timetable are available at www.shareview.co.uk/4/Info/Portfolio/default/en/home/shareholders/Pages/ReinvestDividends.aspx

Electronic communications

Shareholders located in the UK are encouraged to elect to receive shareholder documents electronically by registering with Shareview at www.shareview.co.uk This will save on printing and distribution costs, and create environmental benefits. Shareholders who have registered will be sent an email notification whenever shareholder documents are available on the Company's website and a link will be provided to that information. When registering, shareholders will need their shareholder reference number which can be found on their share certificate or proxy form. Please contact EQ if you require any assistance or further information.

The option to receive shareholder documents electronically is not available to shareholders holding shares through The Central Depository (Pte) Limited (CDP).

Share dealing services

The Company's UK registrars, EQ, offer a postal dealing facility for buying and selling Prudential plc ordinary shares; please see the EQ address or telephone 0371 384 2248. They also offer a telephone and internet dealing service, Shareview, which provides a simple and convenient way of buying and selling Prudential shares. For telephone sales, call 0345 603 7037 between 8am and 5pm, Monday to Friday, and for internet sales log on to www.shareview.co.uk/dealing

ShareGift

Shareholders who have only a small number of shares, the value of which makes them uneconomic to sell, may wish to consider donating them to ShareGift (Registered Charity: 1052686).

The relevant share transfer form may be downloaded from our website or from EQ at www.shareview.co.uk

Further information about ShareGift may be obtained on +44 (0)20 7930 3737 or from www.ShareGift.org

Shareholder enquiries

For enquiries about shareholdings, including dividends and lost share certificates, please contact the Company's registrars:

Register	By post	By telephone
UK register	Equiniti Limited, Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA, UK.	Tel 0371 384 2035* Textel 0371 384 2255 (for hard of hearing). Lines are open from 8.30am to 5.30 pm (UK), Monday to Friday. *Please use the country code (+44) when calling from outside the UK
Hong Kong register	Computershare Hong Kong Investor Services Limited, 17M Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong.	Tel +852 2862 8555
Singapore register	Shareholders who have shares standing to the credit of their securities accounts with The Central Depository (Pte) Limited (CDP) in Singapore may refer queries to the CDP at 11 North Buona Vista Drive, # 06-07 The Metropolis Tower 2, Singapore 138589. Enquiries regarding shares held in Depository Agent Sub-accounts should be directed to your Depository Agent or broker.	Operating Hours Monday to Friday: 8.30am to 5.00pm Saturday: 8.30am to 12.00pm Email : asksgx@sgx.com Contact Centre : +65 6535 7511
ADRs	Shareowner Services, P.O. Box 64504, St. Paul, MN 55164-0504, USA.	Tel +1 800 990 1135, or from outside the USA +1 651 453 2128 or log on to www.adr.com

How to contact us

Prudential plc – Registered Office
1 Angel Court
London
EC2R 7AG
UK

Tel +44 (0)20 7220 7588
www.prudentialplc.com

Prudential plc – Hong Kong Office
13th Floor
One International Finance Centre
1 Harbour View Street
Central
Hong Kong

Tel +852 2918 6300

Media enquiries
Simon Kutner
Tel +44 (0)7581 023260
Email: Simon.Kutner@prudentialplc.com

Jennifer Tear
Tel +65 8870 8754

Sonia Tsang
Tel +852 5580 7525

Board

Shriti Vadera
Chair

Independent Non-executive Directors

Philip Remnant
Senior Independent Director

Jeremy Anderson

Arijit Basu

Chua Sock Koong

David Law

Ming Lu

George Sartorel

Claudia Suessmuth Dyckerhoff

Tom Watjen

Jeanette Wong

Amy Yip

Group Executive Committee

Executive Director

Anil Wadhwani
Chief Executive Officer

Solmaz Altin
Managing Director, Strategic Business Group

Jolene Chen
Group Human Resources Director

Avnish Kalra
Group Chief Risk and Compliance Officer

Lilian Ng
Managing Director, Strategic Business Group

Seck Wai-Kwong
Chief Executive Officer , Strategic Business Group

Dennis Tan
Managing Director, Strategic Business Group

James Turner
Group Chief Financial Officer

Shareholder contacts

Institutional analyst and investor enquiries
Tel +44 (0)20 3977 9720
Email: investor.relations@prudentialplc.com

UK Register private shareholder enquiries
Tel 0371 384 2035

International shareholders:
Tel +44 (0)121 415 7026

Hong Kong Branch Register private shareholder enquiries
Operating Hours
Monday to Friday: 9.00am to 6.00pm

Tel +852 2862 8555

US American Depositary Receipts holder enquiries
Tel +1 800 990 1135

From outside the US:
Tel +1 651 453 2128

The Central Depository (Pte) Limited shareholder enquiries
Operating Hours
Monday to Friday: 8.30am to 5.00pm
Saturday: 8.30am to 12.00pm

Tel +65 6535 7511

Forward-looking statements

This document contains 'forward-looking statements' with respect to certain of Prudential's (and its wholly and jointly owned businesses') plans and its goals and expectations relating to future financial condition, performance, results, strategy and objectives. Statements that are not historical facts, including statements about Prudential's (and its wholly and jointly owned businesses') beliefs and expectations and including, without limitation, commitments, ambitions and targets, including those related to ESG, and statements containing the words 'may', 'will', 'should', 'continue', 'aims', 'estimates', 'projects', 'believes', 'intends', 'expects', 'plans', 'seeks' and 'anticipates', and words of similar meaning, are forward-looking statements. These statements are based on plans, estimates and projections as at the time they are made, and therefore undue reliance should not be placed on them. By their nature, all forward-looking statements involve risk and uncertainty.

A number of important factors could cause actual future financial condition or performance or other indicated results to differ materially from those indicated in any forward-looking statement. Such factors include, but are not limited to:

- current and future market conditions, including fluctuations in interest rates and exchange rates, inflation (including resulting interest rate rises), sustained high or low interest rate environments, the performance of financial and credit markets generally and the impact of economic uncertainty, slowdown or contraction (including as a result of the Russia-Ukraine conflict and related or other geopolitical tensions and conflicts), which may also impact policyholder behaviour and reduce product affordability;
- asset valuation impacts from the transition to a lower carbon economy;
- derivative instruments not effectively mitigating any exposures;
- global political uncertainties, including the potential for increased friction in cross-border trade and the exercise of laws, regulations and executive powers to restrict trade, financial transactions, capital movements and/or investment;
- the longer-term impacts of Covid-19, including macro-economic impacts on financial market volatility and global economic activity and impacts on sales, claims, assumptions and increased product lapses;
- the policies and actions of regulatory authorities, including, in particular, the policies and actions of the Hong Kong Insurance Authority, as Prudential's Group-wide supervisor, as well as the degree and pace of regulatory changes and new government initiatives generally;
- given Prudential's designation as an Internationally Active Insurance Group, the impact on Prudential of systemic risk and other group supervision policy standards adopted by the International Association of Insurance Supervisors;
- the physical, social, morbidity/health and financial impacts of climate change and global health crises, which may impact Prudential's business, investments, operations and its duties owed to customers;
- legal, policy and regulatory developments in response to climate change and broader sustainability-related issues, including the development of regulations and standards and interpretations such as those relating to ESG reporting, disclosures and product labelling and their interpretations (which may conflict and create misrepresentation risks);
- the collective ability of governments, policymakers, the Group, industry and other stakeholders to implement and adhere to commitments on mitigation of climate change and broader sustainability-related issues effectively (including not appropriately considering the interests of all Prudential's stakeholders or failing to maintain high standards of corporate governance and responsible business practices);
- the impact of competition and fast-paced technological change;
- the effect on Prudential's business and results from, in particular, mortality and morbidity trends, lapse rates and policy renewal rates;
- the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries;
- the impact of internal transformation projects and other strategic actions failing to meet their objectives or adversely impacting the Group's employees;
- the availability and effectiveness of reinsurance for Prudential's businesses;
- the risk that Prudential's operational resilience (or that of its suppliers and partners) may prove to be inadequate, including in relation to operational disruption due to external events;
- disruption to the availability, confidentiality or integrity of Prudential's information technology, digital systems and data (or those of its suppliers and partners) including the Pulse platform;
- the increased non-financial and financial risks and uncertainties associated with operating joint ventures with independent partners, particularly where joint ventures are not controlled by Prudential;
- the impact of changes in capital, solvency standards, accounting standards or relevant regulatory frameworks, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate; and
- the impact of legal and regulatory actions, investigations and disputes.

These factors are not exhaustive. Prudential operates in a continually changing business environment with new risks emerging from time to time that it may be unable to predict or that it currently does not expect to have a material adverse effect on its business. In addition, these and other important factors may, for example, result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. Further discussion of these and other important factors that could cause actual future financial condition or performance to differ, possibly materially, from those anticipated in Prudential's forward-looking statements can be found under the 'Risk Factors' heading of this document, Prudential's 2022 Annual Report, and any subsequent filing Prudential makes with the US Securities and Exchange Commission, including any subsequent Annual Report on Form 20-F.

Any forward-looking statements contained in this document speak only as of the date on which they are made. Prudential expressly disclaims any obligation to update any of the forward-looking statements contained in this document or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise except as required pursuant to the UK Prospectus Rules, the UK Listing Rules, the UK Disclosure Guidance and Transparency Rules, the Hong Kong Listing Rules, the SGX-ST Listing Rules or other applicable laws and regulations.

Prudential may also make or disclose written and/or oral forward-looking statements in reports filed with or furnished to the US Securities and Exchange Commission, the UK Financial Conduct Authority, the Hong Kong Stock Exchange and other regulatory authorities, as well as in its annual report and accounts to shareholders, periodic financial reports to shareholders, proxy statements, offering circulars, registration statements, prospectuses, prospectus supplements, press releases and other written materials and in oral statements made by directors, officers or employees of Prudential to third parties, including financial analysts. All such forward-looking statements are qualified in their entirety by reference to the factors discussed under the 'Risk Factors' heading of this document, Prudential's 2022 Annual Report, and any subsequent filing Prudential makes with the US Securities and Exchange Commission, including any subsequent Annual Report on Form 20-F.

Cautionary statements

This document does not constitute or form part of any offer or invitation to purchase, acquire, subscribe for, sell, dispose of or issue, or any solicitation of any offer to purchase, acquire, subscribe for, sell or dispose of, any securities in any jurisdiction nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract therefor.

Prudential plc is a holding company, some of whose subsidiaries are authorised and regulated, as applicable, by the Hong Kong Insurance Authority and other regulatory authorities. The Group is subject to a group-wide supervisory framework which is regulated by the Hong Kong Insurance Authority.

Prudential plc is not affiliated in any manner with Prudential Financial, Inc., a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom.

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Both the paper mill and printer are registered to the Environmental Management System ISO 14001 and are Forest Stewardship Council® chain-of-custody certified.

CERTIFIED CARBON NEUTRAL® company
CarbonNeutral.com

WORLD LAND TRUST™
www.carbonbalancedpaper.com
CBP00019082504183028

RECYCLED
Paper made from recycled material
FSC® C022913
FSC www.fsc.org

Prudential public limited company
Incorporated and registered
in England and Wales

Registered office
1 Angel Court
London
EC2R 7AG

Registered number 1397169

www.prudentialplc.com

Principal place of business
in Hong Kong
13th Floor
One International Finance Centre
1 Harbour View Street
Central
Hong Kong